6/16


05010364

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zargon Energy Trust

*CURRENT ADDRESS 700, 333 - 5th Ave. S.W.
Calgary, Alberta T2P 3B6
Canada

**FORMER NAME

**NEW ADDRESS

AUG 12 2005

FINANCIAL

FILE NO. 82- 34967 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 8/10/05

2003

Zargon

ANNUAL REPORT

1 CORPORATE HIGHLIGHTS 2 PRESIDENT'S MESSAGE 8 CORE AREAS
20 ACTIVITY REVIEW 29 MANAGEMENT'S DISCUSSION & ANALYSIS
41 CONSOLIDATED FINANCIAL STATEMENTS 45 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
54 TWELVE-YEAR FINANCIAL AND OPERATING SUMMARY 56 CORPORATE INFORMATION

PROVED AND PROBABLE RESERVES PER SHARE
(boe/share)


0.31
0.50
0.58
0.58
0.69
0.71
0.77
0.99
1.31
1.39
1.38
1.39
92 93 94 95 96 97 98 99 00 01 02 03

The prior years (1992—2002) established (proved plus 50 percent probable) reserves have been used as comparison to December 31, 2003 proved and probable reserves so as to reflect the equivalent level of risk applied to the 2003 reserves as defined by the NI 51-101 guidelines.

CASH FLOW PER SHARE
($/share—diluted)


0.16
0.25
0.28
0.37
0.51
0.62
0.43
0.70
1.86
2.03
1.81
2.96
92 93 94 95 96 97 98 99 00 01 02 03





PRODUCTION PER SHARE
(boe/d per million shares)


89
133
131
159
169
203
196
224
287
357
368
418
92 93 94 95 96 97 98 99 00 01 02 03

EARNINGS PER SHARE
($/share—diluted)


0.05
0.08
0.09
0.10
0.19
0.20
0.10
0.29
0.76
0.82
0.60
1.33
92 93 94 95 96 97 98 99 00 01 02 03

CORPORATE PROFILE

Zargon Oil & Gas Ltd. is a junior oil and natural gas exploration, development and production company operating in the Canadian provinces of Alberta, Saskatchewan and Manitoba and in the US states of North Dakota and Montana. Throughout its twelve-year history, Zargon has adhered to a disciplined, "value seeking" opportunistic approach based on the exploration of natural gas prospective undeveloped lands and the exploitation of existing oil pools. This technically focused approach has delivered 48 consecutive quarters of positive earnings (41 quarters as a public company), a weighted average annual return on equity in excess of 18 percent per year, and a per share compounded proved and probable reserve and production growth rate of 15 percent per year. With resource inventories of 398 thousand net acres of undeveloped land available for natural gas exploration and 152 million barrels of working interest oil-in-place available for oil exploitation, Zargon is particularly well positioned this year to provide profitable growth from its existing assets. Zargon's common shares trade on the Toronto Stock Exchange under the symbol "ZAR."

	2003	2002	Percent Change
FINANCIAL ($ million, except per share amounts)			
Income and Investments			
Petroleum and natural gas revenue	**101.66**	65.54	55
Cash flow from operations	**54.35**	32.12	69
Net earnings	**24.53**	10.68	130
Net capital expenditures	**39.91**	35.55	12
Balance Sheet at Year End			
Property and equipment, net	**161.91**	141.01	15
Bank indebtedness	**6.98**	25.28	(72)
Shareholders' equity	**112.59**	86.60	30
Common shares outstanding (million)	**17.99**	17.64	2
Per Common Share, Diluted			
Cash flow from operations ($/share)	**2.96**	1.81	64
Net earnings ($/share)	**1.33**	0.60	122
OPERATING			
Average Daily Production			
Oil and liquids (bbl/d)	**3,287**	2,968	11
Natural gas (mmcf/d)	**24.95**	20.29	23
Equivalent (boe/d)	**7,446**	6,349	17
Equivalent per million shares (boe/d)	**418**	368	14
Average Selling Price (before hedges)			
Oil and liquids ($/bbl)	**36.66**	34.45	6
Natural gas ($/mcf)	**6.33**	3.81	66
Proved and Probable Reserves (year end)			
Oil and liquids (mmbbl)	**13.57**	12.45	9
Natural gas (bcf)	**68.58**	71.21	(4)
Equivalent (mmboe)	**24.99**	24.31	3
Equivalent per share—year end (boe)	**1.39**	1.38	1
Wells Drilled, Net	**38.6**	31.6	22
Undeveloped Land (thousand net acres)	**398**	331	20

Notes:

- *Throughout this report, the calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil.*
- *Average daily production per million shares uses the weighted average number of shares for the period.*
- *Cash flow from operations is a non-GAAP term that represents net earnings for non-cash items. For a further discussion about this term refer to page 29 of the report.*
- *The December 31, 2002 established (proved plus 50 percent probable) reserves have been used as comparison to December 31, 2003 proved and probable reserves so as to reflect the equivalent level of risk applied to the 2003 reserves as defined by the NI 51-101 guidelines.*

Zargon reported excellent financial results in 2003. Revenue, cash flow and earnings increased 55, 69 and 130 percent, respectively, over the prior year.

THE YEAR IN BRIEF

Zargon reported excellent progress in 2003 with record financial results. Commodity prices were high throughout the year and production volumes showed strong gains. Natural gas production increased 23 percent and oil and liquids production increased 11 percent over the prior year. Compared to 2002, revenue increased 55 percent to $101.7 million, cash flow from operations rose 69 percent to $54.3 million ($2.96 per diluted share) and net earnings rose 130 percent to $24.5 million ($1.33 per diluted share), the latter helped by changes in federal tax legislation. The undeveloped land inventory continued to grow in 2003, reaching 398 thousand net acres at year end. During the year, Zargon concluded a $39.91 million capital program that was highlighted by West Central Alberta natural gas exploration successes. The year's strong cash flows fully funded this capital program and provided a surplus $14.44 million that was used to pay down corporate debt.

CORPORATE STRATEGIES

Since 1992, Zargon has created value by following a well-defined opportunistic strategic plan that has consistently delivered efficient reserve and production growth. Two distinct, complementary skills have facilitated Zargon's growth: the efficient exploitation of oil properties, and the seismically driven exploration for natural gas. Our oil exploitation business begins with the identification and acquisition of properties with a large underdeveloped oil-in-place. We then deploy improved recovery techniques or geologically driven exploitation concepts to develop additional reserves. Through numerous property and corporate acquisitions over our history, Zargon has assembled a working interest inventory of 152 million barrels of exploitable oil-in-place primarily located in our Williston Basin core area.

Our natural gas exploration business explores for shallow and medium depth natural gas reservoirs based on seismic, geological, and occasionally reservoir engineering concepts. Our strategy is to acquire large contiguous land blocks with multi-zone potential and reduce exploration risk by applying advanced seismic and detailed geological mapping. The resource inputs for our natural gas exploration business are seismically or geologically prospective undeveloped lands, preferably in areas where we control natural gas facilities.



ZARGON MANAGEMENT TEAM

LEFT TO RIGHT: SHEILA WARES, DAN ROULSTON, JOHN McCUTCHEON, YVES GAUTHIER, CRAIG HANSEN, KEN YOUNG, MARK LAKE

Through the purchase at Crown sales of large amounts of undeveloped land, we have expanded our natural gas exploration and development activities from primarily the Alberta Plains to selected areas of West Central Alberta, including Highvale, Pembina and the Peace River Arch. The expansion has been successful; by the 2003 year end undeveloped land in West Central Alberta had increased to 174 thousand net acres and natural gas production had climbed to more than 10 million cubic feet per day. Overall, Zargon's total undeveloped land inventory grew by 20 percent in 2003 to almost 400 thousand net acres at year end.

To accomplish our history of profitable growth, Zargon has developed the skills and financial discipline to manage and allocate capital effectively. We believe that the appropriate time to build the feedstocks of our business, namely the undeveloped natural gas prospective land and the underexploited large oil-in-place properties, is when commodity prices are low and our industry's enthusiasm is muted. Zargon's significant oil-in-place resource base was built through property acquisitions in the late 1990s and with the 2001 Herc Oil Corp. acquisition. Similarly, our undeveloped natural gas prospective land base was assembled with the 2002 Hadrian Energy Corp. acquisition and during 2002 and early 2003 when Crown land prices were substantially lower. During the current period of historically high commodity prices and an extremely confident Canadian

Capital expenditures of $39.91 million were internally funded and total corporate debt was reduced by 54 percent to $13.09 million.

Compared to 2002, Zargon's successful West Central Alberta natural gas exploration initiatives had delivered more than eight million cubic feet per day of incremental production by the 2003 fourth quarter.

marketplace, we find the costs of acquiring new oil-in-place properties and undeveloped natural gas lands to be expensive. Consequently, we have shifted our resource-gathering focus to geologically similar but less expensive opportunities in the United States where significant oil exploitation opportunities in northern North Dakota and large natural gas prospective undeveloped land blocks in northern Montana can be assembled at reasonable cost.

2003 KEY ACHIEVEMENTS

Zargon delivered strong, exploration-based production growth accompanied by record financial results in 2003. As planned, the 2003 exploration effort was focused on our new and expanding West Central Alberta natural gas initiative. Our exploration results were very good, as evidenced by substantial natural gas production additions in each of the West Central Alberta core exploration areas of Highvale, Pembina and the Peace River Arch.

The 2003 growth of the key West Central Alberta natural gas exploration area is demonstrated by the following parameters:

- The undeveloped land inventory increased 59 percent to 174 thousand net acres.
- A total of 17.8 net wells were drilled in 2003 up from 12.8 net wells in 2002.
- Natural gas production increased 215 percent to 7.27 million cubic feet per day in 2003, with the fourth quarter rate climbing to 10.45 million cubic feet per day.
- Land and seismic weighted capital expenditures of $15.55 million delivered proved and probable reserves (NI 51-101 standard excluding revisions) of 1.54 million barrels of equivalent.

Calendar 2004 promises to be an exciting year for the West Central Alberta core area with two new Peace River Arch discoveries to be developed, new Pembina shallow gas wells to be tied-in and many interesting exploration concepts to be tested at the Peace River Arch, Highvale, Pembina and the geologically related north Montana properties.

At our Alberta Plains properties, Zargon was successful in maintaining steady production throughout the year with only a moderate level of field activity. In 2003, 12.8 net wells were drilled that provided proved and probable reserves (NI 51-101 standard excluding revisions) of 0.92 million barrels of equivalent. In 2003 the Alberta Plains properties generated $31.17 million of property cash flow of which $9.27 million was reinvested in the same properties to maintain production at levels consistent with the prior year's rates. With resources of over 185 thousand net acres of undeveloped natural gas prospective land, primarily in the Jarrow and Hamilton Lake properties, and 12 million barrels of exploitable working interest oil-in-place at Taber, we anticipate that the Alberta Plains core area will deliver stable production volumes with only moderate capital expenditures for some time to come.

2003 OPERATING HIGHLIGHTS

Capital expenditures in 2003 totalled $39.91 million, with $37.30 million allocated to exploration and development activities. Operating highlights included:

- Driven by West Central Alberta exploration successes, natural gas production grew 23 percent to 24.95 million cubic feet per day. By the fourth quarter natural gas production had increased to 28.03 million cubic feet per day.
- Oil and liquids production increased 11 percent to 3,287 barrels per day.
- After application of the more conservative NI 51-101 standards of disclosure for reserve estimates, proved and probable reserves increased by three percent to 24.99 million barrels of equivalent.
- Zargon's undeveloped land inventory increased by 20 percent to 398 thousand net acres.
- Zargon drilled a 38.6 net well program with an 84 percent success rate that delivered 24.6 net natural gas wells and 8.0 net oil wells.

2003 FINANCIAL HIGHLIGHTS

Much higher natural gas prices plus continuing strong oil prices in 2003 enabled Zargon to establish record levels of revenue, cash flow and net earnings.

- Zargon's field commodity prices climbed substantially in 2003 with oil prices increasing six percent to $36.66 per barrel and natural gas prices increasing 66 percent to $6.33 per thousand cubic feet.
- Cash flow from operations climbed 69 percent to $54.35 million. Cash flow per share increased 64 percent to $2.96 per diluted share.
- Earnings climbed 130 percent to $24.53 million. Earnings per share increased 122 percent to $1.33 per diluted share.
- Through a series of dispositions of higher cost properties and by successful field cost containment programs, Zargon's 2003 average field operating cost was reduced by six percent to $6.33 per barrel of equivalent.
- Zargon's after-tax return on equity averaged 25 percent in 2003.
- The year's strong cash flows fully funded an efficient $39.91 million capital program and provided a surplus $14.44 million that was used to pay down corporate debt. The current net debt represents less than fourth quarter 2003 cash flow.

Zargon had good success with the important Williston Basin oil exploitation core area in 2003, delivering a 14 percent gain in production to 2,449 barrels of equivalent per day by spending 88 percent of the core area's property cash flow. The year's $15.09 million capital program provided proved and probable reserves (NI 51-101 standard excluding revisions) of 2.02 million barrels of equivalent. A highlight in the year was the $4.95 million acquisition of the Truro Unit in Renville County, North Dakota. Also, a total of 8.0 net wells were drilled, five separate 3D seismic surveys were shot, and reservoir re-pressurization through water injections was implemented at three projects. These activities are part of a measured multi-year exploitation program that provides efficient reserve additions and a stable platform of oil production. With a working interest oil-in-place of over 130 million barrels in 14 separate projects, we anticipate steady exploitation-driven production growth from the Williston Basin for the foreseeable future.

Zargon's 398 thousand net acres of undeveloped land and 152 million barrels of working interest oil-in-place provide the resource inputs to deliver profitable and efficient natural gas exploration and oil exploitation programs for many years to come.

Consistent with our long-term value-seeking strategy, Zargon sold five minor properties in 2003 for an aggregate $5.22 million to take advantage of the very robust property market. The properties were generally high cost and were of little strategic value to Zargon. With these sales and the similar 2002 property dispositions, Zargon was able to upgrade the focus and character of its property base. Furthermore, the sales were instrumental in permitting Zargon to deliver a six percent annual reduction in per unit operating costs, during a time when the industry in general is experiencing severe upward operating cost trends.

The year ended December 31, 2003 was the first year in which Zargon's reserve estimates were calculated in compliance with the newly implemented National Instrument 51-101 Standards of Disclosure (NI 51-101). These standards establish a higher mandated confidence level for proved and probable reserves and this year's proved and probable assignments are more directly comparable to the prior year's established (proved plus 50 percent probable) reserve estimates. Using this comparison for 2003, Zargon's proved and probable finding, development and acquisition costs, taking into account reserve revisions and changes in estimated future development capital during the period, were $11.49 per barrel of equivalent. If reserve revisions and future development capital were both excluded from the calculation, the 2003 proved and probable finding, development and acquisition costs become $8.92 per barrel of equivalent.

HISTORY OF GROWTH AND RETURNS

Zargon monitors its progress by measuring four key parameters on a per share basis: proved and probable reserves, production, cash flow from operations and net earnings. Using these parameters, Zargon has generated the following growth rates:

- An exceptional 24 percent annual growth rate for these four per share parameters for our entire twelve-year history, and 36 percent per year over the last six years;
- Considering only the fundamental, non-financial and non-price dependent parameters of proved and probable reserves and production, Zargon's growth per share has averaged 15 percent per year over our twelve-year history and 14 percent per year over the last six years.

Other measures of our growth and efficiencies show:

- Forty-one consecutive quarters of positive net earnings as a public company; a record that we believe will be extended into the foreseeable future.
- A historical weighted average return on equity exceeding 18 percent per year.
- Over our history we have raised a total of $42 million in share capital; this investment has delivered more than $70 million in retained earnings, and a record $54 million of cash flow from operations in 2003.

OUTLOOK

Natural gas exploration in Western Canada is at record levels, the price of undeveloped land at Crown sales has again risen sharply and property transactions are defined by very high price parameters. Zargon perceives 2004 as a year to focus largely on organic growth and we have strongly positioned the Company to do so. The land, property and corporate acquisitions made in our earlier years have provided us with a natural gas exploration and oil exploitation platform that is considerably stronger and broader than at any time in our history. Our balance sheet is strong and our operating cash flows are at very high levels. We are budgeting capital expenditures of $45 million in 2004 and we look forward to a capital program that while weighted to natural gas exploration, also has a sizeable component of oil exploitation.

In 2004, natural gas drilling will build on the 2003 exploration successes in our expanding West Central Alberta core area, while Alberta Plains natural gas production volumes will be sustained by a maintenance exploration and development program. Zargon's large inventory of Williston Basin oil exploitation projects will provide steady production gains for this and future years.

Zargon is well positioned for 2004 with a very strong balance sheet and a large project inventory. Recent operational momentum in terms of both production growth and exploration successes, coupled with the current very strong oil and natural gas commodity prices, are providing our Company record cash flows which we continue to redeploy on our natural gas exploration and oil exploitation growth programs. With our industry's current record levels of activity, there is a significant upward cost pressure for property acquisitions, undeveloped land and field services. In these high cost times, we will continue with our disciplined approach, adhering to a focused strategy of exploring and exploiting our existing large asset base, while executing value-added property acquisitions if and when they become available.

ACKNOWLEDGEMENTS

We are grateful for the confidence placed in Zargon by our shareholders and will continue to do our best to reward their trust. Our overriding objective is to enhance the value of their investment while minimizing the risk to its integrity. We acknowledge with pleasure the support and counsel of our Board of Directors and we enjoy and share the commitment of our staff, consultants and advisors to Zargon's growth and prosperity.

Respectfully Submitted,

C.H. Hansen
President and Chief Executive Officer
March 23, 2004

Zargon's oil and natural gas properties are located in three distinct core areas that provide a balance of natural gas/oil production and high-risk/low-risk activities.


ALBERTA
SASKATCHEWAN
MANITOBA
A
A
B
B
C
MONTANA
NORTH DAKOTA

A. West Central Alberta

B. Alberta Plains

C. Williston Basin

SUMMARY DESCRIPTION

Zargon's principal oil and natural gas properties are located in three distinct core areas, each with its own unique geological and operational features that together provide Zargon a balance of natural gas/oil production and high-risk/low-risk activities. Despite these varying characteristics, Zargon's basic technical skills, including seismic interpretation, detailed geological analysis, reservoir engineering and production engineering enable us to efficiently exploit and explore oil and natural gas resource opportunities in each core area.

- The West Central Alberta core area is comprised of natural gas prone properties located at Highvale, Pembina and the Peace River Arch. In each of these properties Zargon has established a strong land position and is pursuing growth in natural gas reserves and production through a grass roots exploration strategy.
- The Alberta Plains core area consists of oil and gas properties in eastern and southern Alberta. These properties have a relatively established production base associated with an inventory of undeveloped lands and drilling prospects that provide the resource inputs to maintain existing production levels over the medium term.
- The Williston Basin core area is located in southeast Saskatchewan, southwest Manitoba and the northern portion of the state of North Dakota. The area is comprised of long-life producing Mississippian oil properties containing a large volume of oil-in-place. The exploitation of this oil-in-place resource should provide sustainable production and reserve growth for the foreseeable future.

2003 CORE AREA STATISTICAL SUMMARY

	2003 Q4 Equivalent Production (boe/d)	2003 Equivalent Production (boe/d)	2003 Annual Production Growth (percent)	2003 Proved and Probable Reserves (mboe)	2003 Annual Reserve Growth (percent)	2003 Undev. Land (thousand net acres)	2003 Undev. Land Growth (percent)	2003 Capital Program ($ million)
West Central Alberta	1,986	1,472	139	4,287	18	174	59	15.5
Alberta Plains	3,519	3,525	(2)	9,458	(12)	185	(2)	9.3
Williston Basin	2,515	2,449	14	11,249	13	39	20	15.1
Total	8,020	7,446	17	24,994	3	398	20	39.9


ALBERTA

Whitelaw
Hamelin Creek
Spirit River
Progress
Judy Creek
Highvale
Pembina
Modeste Creek

West Central Alberta

The West Central Alberta core area provides Zargon substantial natural gas exploration growth opportunities.

In 2003, Zargon continued to aggressively pursue a natural gas exploration strategy in three separate geographic areas in West Central Alberta. Despite having varied geological play types and risk profiles, taken together the three projects form a balanced and successful natural gas exploration program. During the year, Zargon redeployed record Company cash flows to work the West Central Alberta exploration initiative, allocating 39 percent of the total capital program and 42 percent of the total drilling budget to the West Central Alberta core area.

- The Highvale area, located west of Edmonton, has a higher reward, but similar geological and infrastructure characteristics as Zargon's historically successful Jarrow property. A combination of seismically defined structural prospects, stacked medium depth targets, 43 thousand net acres of undeveloped land, and control over local infrastructure provides a platform for Zargon to explore and increase production from this area.

2003 ACTIVITIES

- Acquired 69 thousand net acres of Crown and freehold undeveloped land at an average price of $70 per acre, increasing undeveloped acreage by 59 percent to 174 thousand net acres.
- Shot 110 kilometres of 2D seismic on 10 separate programs.
- Drilled 17.8 net wells, resulting in 14.8 net gas wells, 1.0 net oil well and 2.0 net dry holes.
- Initiated production from a Zargon-constructed and operated natural gas facility at Pembina (Rat Creek). Constructed 10 kilometres of pipelines tieing in four natural gas wells.
- Shot a 7.7 square kilometre 3D survey and drilled a Belloy well at Progress on the Peace River Arch that is currently producing three million cubic feet per day.
- Spent $15.55 million on West Central Alberta capital programs, including $7.50 million on undeveloped land and seismic programs.
- Increased West Central Alberta production by 139 percent to an average of 1,472 barrels of equivalent per day. By fourth quarter 2003 further exploration successes had increased the core area's production to 1,986 barrels of equivalent per day.

2004 PLANS

- Continue to expand and explore the substantial West Central Alberta undeveloped land base, through the shooting of 2D and 3D seismic, building of natural gas exploration projects and the drilling of exploration wells.
- In particular, the 2004 capital budget calls for three net wells in the Highvale area, ten net wells in the Pembina shallow natural gas project, and seven net wells in the Peace River Arch project area.
- Follow up the 2003 Progress and Hamelin Creek exploration discoveries with development drilling programs.
- Grow 2004 natural gas production by 70 percent over 2003 levels.

- In the Pembina area, Zargon is pursuing shallow Edmonton sands at depths up to 900 metres. The project is characterized by multiple sand, low pressure gas targets that can provide initial gas production rates of up to 750 thousand cubic feet per day. Although assembling a land position in the area has been challenging, due to shallow rights held by underlying deeper producing formations, Zargon has acquired an inventory of 48 thousand net acres of undeveloped land in this area that will be systematically developed over the next two years. The Pembina area also includes the Modeste Creek Belly River waterflood project that holds 12 million barrels of working interest exploitable oil-in-place.
- The third major area of the West Central core area is the Peace River Arch where Zargon has been executing a grass roots natural gas exploration strategy that commences with the establishment of a substantial undeveloped land inventory. Following the land acquisition phase, 2D and 3D seismic is acquired that ultimately leads to the drilling of multi-zone natural gas exploration targets. Zargon has established an undeveloped land base of over 70 thousand net acres in this area that will be actively and aggressively explored.

Zargon drilled 17.8 net wells in the West Central area in 2003 and produced an average of 260 barrels per day of oil and 7.27 million cubic feet per day of natural gas. In the fourth quarter, natural gas production had increased to 10.45 million cubic feet per day. During the year, the West Central core area accounted for 29 percent of Zargon's natural gas production volumes and by year end 32 percent of Zargon's proved and probable natural gas reserves. Reflecting the successful execution of Zargon's grass roots exploration effort, the core area's 2003 natural gas production volumes increased 215 percent over the prior year's levels. At year end, Zargon's inventory of undeveloped lands in West Central Alberta has increased to 174 thousand net acres, a 350 percent increase since the beginning of 2002.

WEST CENTRAL ALBERTA

	2003	2002	2001	2000
Average Production				
Oil (bbl/d)	**260**	234	156	159
Natural gas (mmcf/d)	**7.27**	2.31	1.97	1.99
Total Proved Reserves				
Oil (mbbl)	**411**	539	409	399
Natural gas (bcf)	**15.19**	16.28	10.25	9.10
Total Proved and Probable Reserves				
Oil (mbbl)	**585**	618	488	486
Natural gas (bcf)	**22.19**	18.56	11.61	10.41
Undeveloped Lands				
Net acres (thousands)	**173.6**	109.1	38.4	18.1
Drilling Activities				
Net wells	**17.8**	12.8	4.1	9.6
Capital Expenditures ($ million)				
Net property acquisitions	**(2.33)**	5.25	0.48	(0.14)
Undeveloped land, seismic, geological	**7.50**	4.55	1.20	0.53
Drilling, completion, equipping and facilities	**10.38**	7.12	2.47	2.29
Total expenditures	**15.55**	16.92	4.15	2.68

HIGHVALE

Employing a similar model as Jarrow, Zargon's development of the Highvale property was initiated in the spring of 2002 with the acquisition of lands, operated facility ownership and a small base of production as part of the Hadrian corporate acquisition. Following a successful three-well exploration program, new production was tied into expanded facilities by December 2002. In 2003, the property contributed 2.59 million cubic feet per day of natural gas to Zargon's interest.

In 2003, further drilling was deferred as Zargon focused on the shooting of seismic and on the negotiation of a new 16 thousand net acre lease with the Paul First Nation. By the end of the year, the inventory of undeveloped lands that complement the existing Zargon-operated wells and facilities had more than tripled. An active year is planned for the Highvale property in 2004. In the first quarter, a 10 square kilometre 3D seismic program was shot and one exploration well was drilled. A minimum of two additional exploration wells are planned for the remainder of the year.

PEMBINA

A significant milestone in the Pembina area in 2003 was the initiation of natural gas production volumes at Zargon's Rat Creek compression facility. This facility was commissioned in July 2003 with the tie-in of 3.0 net wells, which averaged 2.81 million cubic feet per day in the fourth quarter to Zargon's interest. In the first half of 2004, three net additional wells will be tied-in to the facility and a similar number of new wells will be drilled in the vicinity of this Zargon-operated gathering system.

In 2004, Zargon plans to replicate the Pembina (Rat Creek) shallow natural gas success in an expanded area. Our 2003 exploration successes in the greater Pembina area offer encouragement that Zargon will be able to develop and tie-in other shallow gas production projects in 2004. However, the access to undeveloped land to pursue these shallow gas concepts continues to be a challenge in the current highly competitive environment. In total, Zargon drilled 9.7 net natural gas wells in the Pembina area in 2003.

HIGHVALE PROPERTY, WEST CENTRAL ALBERTA


R4
R3
R2
T54
T53
T52
Wabamun Lake
Zargon Lands
Zargon Facility
Zargon Gas Wells
Paul First Nation Lease

PEMBINA PROPERTY, WEST CENTRAL ALBERTA


R12
R11
R10
R9W5
T51
T50
T49
T48
Zargon Lands
Zargon Rat Creek Gas Facility (July 2003)
Zargon Gas Wells
Winter 2004

As an adjunct to the Pembina project, Zargon has agreed to drill a minimum of two wells and possibly five wells on a large land block located on the Blackfeet Indian Reservation in the northern portion of the state of Montana. Although several hundred kilometres apart, we view that the Blackfeet and Pembina properties have many similarities in terms of their shallow depth, low-pressure natural gas shows and completion operations. With the drilling of five wells, Zargon has the opportunity to earn in excess of 29 thousand net undeveloped acres of natural gas prospective land that has the potential to lead to a sizeable natural gas development project in subsequent years.

PEACE RIVER ARCH

Over the last two years Zargon has assembled over 72 thousand net acres of undeveloped land in the Peace River Arch, most of this acquired prior to the significant price escalation recently experienced in Alberta Crown land sales. The area is characterized by its potential for stacked medium depth gas-bearing formations, primarily Cretaceous and Triassic targets with deeper opportunities existing in the Kiskatinaw and Mississippian Belloy formations.

The 2003 year was a watershed year for Zargon in the Peace River Arch as exploration efforts led to the drilling of seven 100 percent wells, resulting in four gas wells, one oil well and two dry holes. Of notable significance was the drilling of a 2,400 metre 100 percent working interest Belloy test at the Progress property. The well was successfully completed and tied-in to area facilities in September 2003 and is currently producing at a restricted rate of three million cubic feet per day.

Other significant exploration successes occurred in the fourth quarter of 2003 with two new discoveries on the Hamelin Creek and Progress land blocks. At Hamelin Creek a Dunvegan/ Gething gas well is scheduled to be tied-in during the 2004 second quarter at rates exceeding one million cubic feet per day. The current geological mapping suggests that as many as three additional Dunvegan gas wells may be drilled this year on the Hamelin Creek land block. At Progress, a fourth quarter new pool Triassic gassy oil well will also be tied-in to area facilities in the 2004 second quarter. Follow-up drilling on this project is planned later this summer.

HAMELIN CREEK AREA


R7
R6W6
T81
T80
T79
Zargon Lands
2003 Discovery Well

PROGRESS AREA


R6
R79
R78
R77
R76
Zargon Lands
2003 Discovery Gas Well
2003 Discovery Gassy-Oil Well


ALBERTA
Ukalta
Jarrow
Hamilton Lake
Taber

Alberta Plains

The Alberta Plains core area provides Zargon stable production volumes that can be sustained with only moderate capital expenditures leaving substantial surplus cash flows to be redeployed in other core ares.

In the Alberta Plains, Zargon developed and executed its first significant natural gas growth business strategy at Jarrow. The cornerstone of the strategy was built around acquiring a dominant land position enhanced by ownership in existing infrastructure, followed by geologically and seismically defined drilling. The properties in the Alberta Plains core area have experienced significant development and production growth in the past and are now positioned to deliver substantial surplus cash flows that can fund other growth opportunities in other areas. Production will be maintained by the optimization of existing wells and by steady seismically defined development and exploration programs on the Company's existing land base.

With a relatively stable production base representing 47 percent of total 2003 production, Zargon spent only 23 percent of its capital expenditures in the Alberta Plains to maintain production level with the prior year. In 2003, certain non-core higher operating cost properties in the Plains area with limited upside were divested, taking advantage of high prices in natural gas properties.

2003 ACTIVITIES

- Shot 185 kilometres of 2D seismic in three separate programs.
- Purchased 16 thousand net acres of land at Crown sales at an average cost of $71 per acre.
- Drilled 12.8 net wells, resulting in 9.8 net gas wells, 1.0 net oil well and 2.0 net dry holes.
- Constructed 15 kilometres of pipelines, that entailed the tie-in of 11 natural gas wells into existing gathering systems and the construction of a Taber solution gas conservation project.
- Spent $9.27 million on Alberta Plains area capital programs, or only 30 percent of the field cash flow generated by the Plains properties.
- Maintained stable production volumes at 3,525 barrels of equivalent per day.

2004 PLANS

- Continue with Zargon's effective program of shooting 2D seismic, drilling wells, reworking existing wells and optimizing facilities to maintain current production volumes. A total of 15 net wells are planned in the Jarrow, Hamilton Lake, Taber and Ukalta properties.
- Shoot a 20 square kilometre 3D seismic program over the Jarrow property to identify new exploration activities and to accelerate the development of the existing pools.
- Maximize the value of the area's large undeveloped land base through farm-outs of higher risk or lower deliverability opportunities.
- Maintain stable production base at approximately 3,500 barrels of equivalent per day.

In 2003, the Alberta Plains core area contributed 69 percent of Zargon's natural gas production volumes and represented 66 percent of Zargon's year-end total proved and probable natural gas reserves. Consistent with the Company's sustainable harvest strategy for its mature properties, the core area's 2003 production volumes were essentially unchanged from 2002 at 3,525 barrels of equivalent per day.

The three most significant properties in the Alberta Plains core area are the Taber oil property in southern Alberta and the Hamilton Lake and Jarrow properties in east central Alberta.

The Taber property is a medium gravity oil property that produced 422 barrels of equivalent per day in 2003 (412 barrels of oil per day and 0.06 million cubic feet of natural gas per day). The property is characterized by a complex series of Mannville channel oil sands at a depth of about 1,000 metres. Collectively, these sands hold more than 10 million barrels of working interest oil-in-place that are being exploited by two separate waterflood projects. In 2004, further waterflood modifications and a minor development program are planned.

The Hamilton Lake property is comprised primarily of Cretaceous natural gas sands at depths up to 1,000 metres that averaged 458 barrels of equivalent per day in 2003 (2.16 million cubic feet of natural gas per day and 98 barrels of oil per day). The property includes 34 thousand net acres of undeveloped land, much of which is prospective for extensive but lower deliverability natural gas sands. In 2004 Zargon plans to drill a few higher deliverability targets, but will also seek to initiate large farm-outs to industry partners to efficiently develop these other resource opportunities.

ALBERTA PLAINS

	2003	2002	2001	2000
Average Production				
Oil (bbl/d)	**640**	660	716	595
Natural gas (mmcf/d)	**17.31**	17.52	16.45	12.41
Total Proved Reserves				
Oil (mbbl)	**1,350**	1,676	1,748	1,876
Natural gas (bcf)	**34.21**	47.41	49.59	49.57
Total Proved and Probable Reserves				
Oil (mbbl)	**1,873**	2,065	2,127	2,259
Natural gas (bcf)	**45.51**	51.72	54.89	56.34
Undeveloped Lands				
Net acres (thousands)	**185.4**	189.3	173.7	169.1
Drilling Activities				
Net wells	**12.8**	14.9	40.5	24.1
Capital Expenditures ($ million)				
Net property acquisitions	**(1.16)**	5.20	(4.90)	5.17
Undeveloped land, seismic, geological	**3.04**	1.48	6.19	4.63
Drilling, completion, equipping and facilities	**7.39**	5.68	16.86	10.11
Total expenditures	**9.27**	12.36	18.15	19.91


JARROW WORKING INTEREST NATURAL GAS PRODUCTION
(mmcf/d)
1.90
4.31
9.23
13.65
14.69
13.98
98
99
00
01
02
03

JARROW

Jarrow has been Zargon's largest producing property since 1999, and is characterized by a series of multi-zone Cretaceous gas sands at depths up to 700 metres. The property provided Zargon with substantial production and reserves growth early in its life cycle. Since 2001, it has been maintained at relatively stable production levels through development and exploration drilling programs timed to keep area facilities operating at or near design capacity. For the foreseeable future, the current production rates should be maintained by drilling about 12 net wells per year. The locations for these wells will be derived from the continued evaluation and expansion of the area's comprehensive seismic base on more than 130 thousand net acres of undeveloped land.

In 2003 Zargon drilled 10.5 net wells at Jarrow, which resulted in 8.5 net natural gas wells and 2.0 net dry holes. The Jarrow property produced 2,338 barrels of equivalent in 2003 (13.98 million cubic feet of natural gas per day and eight barrels of oil per day). Reflecting the tie-in of the fall drilling program's wells, Jarrow production increased to 14.35 million cubic feet per day in the fourth quarter of 2003.

JARROW PROPERTY, ALBERTA PLAINS


R14
R12
R10
R8
T47
T45
T43
Zargon Lands
Zargon Facility

The Williston Basin core area provides Zargon a stable oil production base with substantial long-term exploitation growth potential.

Zargon's Williston Basin core area is the Company's most important oil-producing area. The area encompasses long-life oil properties in southeast Saskatchewan, southwest Manitoba and the northern part of the state of North Dakota. The properties are located in relatively close geographical proximity, and are all producing from Mississippian carbonate reservoirs at depths up to 1,500 metres.

The Williston Basin properties have in general been acquired for their exploitation potential. Containing large volumes of oil-in-place, these properties are suitable candidates for increases in ultimate recoverable reserves through the application of (i) waterflood pressure maintenance technologies, (ii) 3D seismic and (iii) horizontal drilling. Usually, the efficient exploitation of the properties requires the implementation of some form of each of these three technologies. The standard exploitation process starts with a property acquisition phase that is followed by a waterflood initiation or enhancement program. After reservoir pressure support has been regained through water injections and the reservoirs have been characterized with 3D seismic programs, horizontal wells are drilled to accelerate the recovery of the remaining reserves.

Zargon is currently working on 14 Williston Basin exploitation projects that contain 130 million barrels of working interest oil-in-place. As outlined in the following table, these projects are at various stages of development but they have the common characteristic of a substantial remaining exploitation potential and a long-life shallow-decline production profile.

2003 ACTIVITIES

- Acquired the Truro, North Dakota producing oil property with 200 barrels per day of stable production and exploitation potential.
- Shot 50 square kilometres of 3D seismic on five separate programs.
- Initiated new or enhanced waterfloods on three projects.
- Drilled 8.0 net gross wells, resulting in 3.0 net horizontal oil wells, 3.0 net vertical oil wells and 2.0 net dry holes.
- Spent $15.09 million on capital projects, or 88 percent of the field cash flow generated by the Williston Basin properties.
- Increased Williston Basin production by 14 percent to 2,449 barrels of equivalent per day.

2004 PLANS

- Continue the exploitation and development of the large Williston Basin resource base by shooting 3D seismic, implementing or modifying water projects and drilling horizontal or vertical wells.
- Specifically, initiate three additional waterflood projects and drill six net horizontal and four net vertical wells.
- Seek to acquire additional North Dakota oil properties with significant exploitation potential.
- Grow Williston Basin 2004 oil production by 15 percent over 2003 levels.

WILLISTON BASIN EXPLOITATION PROJECTS

	Working Interest Oil-in-place (mmbbl)	Initiate or Re-configure Waterflood	Shoot 3D Seismic	Drill Horizontal Wells
North Dakota				
Haas	47	Implemented 2002	Completed 2003	In progress
Truro	10	Implemented	Scheduled	Planned
Mackobee	6	Planned	Planned	Planned
Subtotal North Dakota	63			
Saskatchewan				
Frys East	5	Implemented 2002	Completed	In progress
Frys West	5	Implemented 2003	Completed	Planned
Elswick	6	Implemented 2003	Completed	In progress
Carnduff	4	In progress	Completed 2003	Scheduled
Halbrite	5	Implemented 2003	Completed 2003	Scheduled
Steelman Unit 8	7	Implemented	Planned	Planned
Steelman West	4	Planned	Planned	Planned
Workman	5	Planned	Planned	Planned
Steelman North	10	Planned	Planned	Planned
Pinto	6	Planned	Completed 2003	Planned
Huntoon	10	Planned	Planned	Planned
Subtotal Saskatchewan	67			

WILLISTON BASIN



SASKATCHEWAN
MANITOBA
Tilston Subcrop
Alida Subcrop
Frobisher Subcrop
Moose Valley
Lodgepole Subcrop
Daly
Midale Subcrop
Forget
Frys
Weyburn
Midale
Steelman
Pinto
Workman
CANADA
USA
Haas
Truro
NORTH DAKOTA
Mackobee

Zargon Properties · Oil Pools · Mississippian Formation Subcrops

HAAS, NORTH DAKOTA



Unit Outline · Wells · Injectors · New Horizontal Well

In 2003, the Williston Basin core area contributed 73 percent of the Company's oil production and 82 percent of the year end proved and probable oil reserves. Consistent with the prior year's strategy, Zargon continued to high-grade its properties in 2003 by divesting selected high operating cost properties.

Williston Basin production averaged 2,449 barrels of oil equivalent per day in 2003, a 14 percent gain from the 2002 levels. At the end of 2003, the proved and probable reserve life was a substantial 12.2 years, which reflects the long-life characteristic of these properties.

WILLISTON BASIN

	2003	2002	2001	2000
Average Production				
Oil (bbl/d)	**2,387**	2,074	1,569	971
Natural gas (mmcf/d)	**0.37**	0.46	0.25	0.09
Total Proved Reserves				
Oil (mbbl)	**8,744**	8,899	8,323	4,065
Natural gas (bcf)	**0.72**	0.85	0.89	0.49
Total Proved and Probable Reserves				
Oil (mbbl)	**11,105**	9,761	9,336	4,762
Natural gas (bcf)	**0.86**	0.93	0.99	0.57
Undeveloped Lands				
Net acres (thousands)	**39.4**	32.9	28.6	25.9
Drilling Activities				
Net wells	**8.0**	3.9	3.1	4.9
Capital Expenditures ($ million)				
Net property acquisitions	**6.10**	1.20	28.41	4.32
Undeveloped land, seismic, geological	**2.13**	0.90	1.49	0.83
Drilling, completion, equipping and facilities	**6.86**	4.17	2.98	2.77
Total expenditures	**15.09**	6.27	32.88	7.92

HAAS, NORTH DAKOTA

The Haas, North Dakota property is Zargon's largest Williston Basin property and represents an excellent example of a successful exploitation strategy. The property was acquired in the 2001 Herc Oil corporate acquisition. After a detailed geological and engineering review, Zargon made a September 2002 application to the North Dakota Industrial Commission to expand the existing waterflood by adding 4,000 barrels per day of water injections through the conversion of five existing producers into injectors. The waterflood application project was approved and implemented by year end 2002 and one vertical well was drilled. Oil production consequently increased 44 percent from 516 barrels per day (Q3 2002) to 744 barrels per day (Q2 2003). A 3D seismic survey was shot in summer 2003 and the first horizontal development well in this phase of development was drilled in December 2003. This program will be followed by an injector conversion and a minimum of two additional horizontal wells in 2004.

HIGHLIGHTS

Zargon had an active and successful year in 2003, delivering a 17 percent gain in production, with natural gas production volumes climbing 23 percent, and oil and liquids production volumes increasing 11 percent. On a production per share basis, Zargon produced 418 barrels of equivalent per day per million shares in 2003, a 14 percent gain over the 2002 levels. Also during the year, Zargon's undeveloped land inventory increased 20 percent to 398 thousand net acres and the drilling program was expanded by 22 percent to 38.6 net wells.

	2003	2002	Percent Change
Undeveloped land (thousand net acres)	**398**	331	20
Wells drilled, net	**38.6**	31.6	22
Natural gas production (mmcf/d)	**24.95**	20.29	23
Oil and liquids production (bbl/d)	**3,287**	2,968	11
Year-end proved and probable natural gas reserves (bcf)	**68.58**	71.21	(4)
Year-end proved and probable oil and liquid reserves (mmbbl)	**13.57**	12.45	9

LAND AND SEISMIC

Zargon's undeveloped land inventory increased 20 percent in 2003 to 398 thousand net acres. The year's acquisitions were primarily focused on natural gas opportunities in the West Central Alberta core area, where Zargon's undeveloped land inventory increased by 59 percent to 174 thousand net acres.

During the year, the Company spent $6.98 million on expanding and maintaining the undeveloped land inventory. Despite increasing Crown land prices throughout the year, Zargon was able to acquire, at a reasonable average cost of $81 per acre, a total of 77 thousand net acres of Crown lands for $6.20 million. In 2002, Crown sale purchases of 73 thousand net acres were acquired for $4.20 million or $58 per acre. In 2004, Crown sale prices have continued to escalate and Zargon will reduce its focus on land acquisition while accelerating the efficient exploration of its substantial undeveloped land base.

The independent firm Seaton-Jordan & Associates Ltd. ("Seaton-Jordan") has valued Zargon's undeveloped land holdings as of December 31, 2003 at $28.95 million, up 29 percent from last year's $22.37 million appraisal. This analysis incorporates an average undeveloped acreage price of $73 per acre, compared to the 2002 and 2001 respective estimates of $68 and $77 per acre.

As part of Zargon's continuing exploration focus, the Company shot 295 kilometres of 2D seismic in 2003. Over 60 square kilometres of 3D seismic surveys were also conducted, mostly on oil exploitation projects in the Williston Basin. Total geological and geophysical costs in 2003 were $5.69 million, a 130 percent increase over the prior year's expenditure of $2.47 million. Capital expenditures for undeveloped land and seismic during the year totalled $12.67 million, a highly front-end-weighted 32 percent of the 2003 capital program, as compared to $6.93 million or 19 percent of the 2002 capital program.

UNDEVELOPED LAND

As at December 31 (thousand net acres)	**2003**	2002	2001
West Central Alberta	**173.6**	109.1	38.4
Alberta Plains	**185.4**	189.3	173.7
Williston Basin	**39.4**	32.9	28.6
Total	**398.4**	331.3	240.7
Average Zargon working interest (%)	**86**	84	82



UNDEVELOPED LAND
(thousand net acres)



115.8
177.2
213.1
240.7
331.3
398.4
98 99 00 01 02 03

DRILLING, COMPLETION AND WORKOVERS

Zargon drilled a total of 38.6 net wells in 2003, a 22 percent increase in activity from 2002. The 2003 program resulted in 24.6 net natural gas wells, 8.0 net oil wells, and 6.0 net dry holes.

DRILLING ACTIVITY

	2003		2002		2001	
Number of Wells	Gross	Net	Gross	Net	Gross	Net
Oil	**11**	**8.0**	7	6.9	14	11.1
Natural Gas	**35**	**24.6**	24	20.7	30	22.7
Dry	**6**	**6.0**	4	4.0	14	13.9
Total	**52**	**38.6**	35	31.6	58	47.7
Exploratory	**35**	**29.4**	26	23.0	41	37.2
Development	**17**	**9.2**	9	8.6	17	10.5
Total	**52**	**38.6**	35	31.6	58	47.7
West Central Alberta	**23**	**17.8**	14	12.8	5	4.1
Alberta Plains	**20**	**12.8**	17	14.9	47	40.5
Williston Basin	**9**	**8.0**	4	3.9	6	3.1
Total	**52**	**38.6**	35	31.6	58	47.7
Average net Zargon working interest (%)	**74**		90		82	

DRILLING ACTIVITY
(net wells)



4.9
18.8
38.6
47.7
31.6
38.6
98 99 00 01 02 03

Zargon's success ratio was 84 percent for its 2003 drilling program, consistent with the prior year's 87 percent success ratio. This success ratio was achieved through disciplined capital allocation while still maintaining a 76 percent weighting to exploration wells, up slightly from a 73 percent exploratory weighting in 2002.

During the year, Zargon operated 40 gross wells with an average working interest of 92 percent. Including Zargon's minor participations in an additional 12 non-operated wells brought Zargon's average interest in the year's drilling program down to 74 percent. More than 70 percent of the year's drilling activities related to Alberta natural gas targets, with the majority of the natural gas program allocated to West Central Alberta exploration. With very strong commodity prices supporting expanded natural gas and oil development drilling programs, 45 net wells are planned in 2004, emphasizing natural gas exploration in West Central Alberta and Alberta Plains and oil exploitation in the Williston Basin.

In 2003, expenditures for drilling, completion and workovers totalled $17.30 million, a 39 percent increase from $12.49 million spent in 2002, but similar to the $17.44 million spent in 2001. Expenditures were 13 percent higher on a per well basis due to an increase in average drilling depths as Zargon began to drill some of its deeper West Central Alberta gas exploration targets. Drilling-related expenditures represented a 43 percent share of the year's total capital program, as compared to the 35 percent recorded in the prior year.

PRODUCTION
(boe/d)


2,563
3,236
4,140
5,553
6,349
7,446
98 99 00 01 02 03

OIL AND LIQUID
PRODUCTION
(bbl/d)


1,506
1,711
1,725
2,441
2,968
3,287
98 99 00 01 02 03


NATURAL GAS
PRODUCTION
(mmcf/d)


6.33
9.15
14.49
18.67
20.29
24.95
98 99 00 01 02 03

PRODUCTION EQUIPMENT AND FACILITIES

Zargon spent $7.33 million on gas plant expansion and construction, oil battery modifications and construction and the installation of approximately 21 kilometres of pipelines in 2003. This is a 64 percent increase over the prior year's expenditures of $4.48 million and represents 18 percent of the 2003 total capital program, up substantially from the prior year's 13 percent allocation. During the year, larger facility projects included a new compression facility and tie-ins at the West Central Alberta Pembina property, waterflood implementations at the Williston Basin oil exploitation properties of Frys, Halbrite and Weyburn, and ongoing tie-ins relating to the exploration and development drilling at the Alberta Plains Jarrow natural gas property.

PROPERTY ACQUISITIONS

Zargon's net corporate and property acquisitions totalled $2.61 million, representing only seven percent of the Company's total capital expenditures in 2003, down sharply from the 33 and 43 percent acquisition weightings in 2002 and 2001, respectively. Following the 2002 Hadrian Energy Corp. acquisition and the 2001 Herc Oil Corp. acquisition, there were no corporate acquisitions in 2003.

During 2003, Zargon completed five property acquisitions for a total of $7.83 million. The largest of these was a $4.95 million purchase of the exploitable Truro Unit oil property in Renville County, North Dakota. The remaining purchases generally related to the expansion of existing interests pertaining to Williston Basin oil exploitation projects.

To capture the benefits of a strong property market, while upgrading its base Zargon sold six minor properties, mostly in the first half of 2003, for $5.22 million. The sale properties, which had mostly been acquired in various corporate acquisitions, were either small with only minor growth potential or had high operating costs. Combined with the second half 2002 property sales, Zargon sold $8.35 million of generally high cost properties in the last 18 months. With the sale of these properties the Company was able to reduce the 2003 per unit operating costs by six percent during a period of significant industry-wide upward cost pressures. Although Zargon, as a matter of policy, will pursue value-adding property dispositions that upgrade the focus and quality of our properties, significant property sales are not anticipated in 2004.

PRODUCTION

Natural gas sales volumes increased 23 percent in 2003 to average 24.95 million cubic feet per day compared to 20.29 million cubic feet per day in 2002 (2001—18.67 mmcf/d). Increases in natural gas production came mainly from each of the three West Central Alberta major properties of Highvale, Pembina and the Peace River Arch. Crude oil and natural gas liquid sales volumes increased 11 percent in 2003 to 3,287 barrels per day compared to 2,968 barrels per day in 2002 (2001—2,441 bbl/d). These production gains resulted from the Williston Basin oil exploitation drilling program and the Truro acquisition.

Zargon's 2003 average daily production climbed 17 percent, to 7,446 barrels of equivalent per day compared to 6,349 barrels of equivalent per day in 2002 (2001—5,553 boe/d). On a production per share basis, Zargon produced 418 barrels of equivalent per day per million shares in 2003, a 14 percent gain over the 2002 levels. During the year natural gas production represented 56 percent of total volumes, up from a 53 percent weighting in 2002.

RESERVES

Formal disclosure of oil and natural gas reserves as required by National Instrument 51-101 Standards of Disclosure ("NI 51-101") will be included in the Company's annual information form for the year ended December 31, 2003 that will be filed on SEDAR.

Since 1993, the independent engineering firm of McDaniel & Associates Consultants Ltd. ("McDaniel") has evaluated 100 percent of Zargon's reserves. Commencing with the 2003 year-end report Zargon's reserve estimates have been calculated in compliance with the newly implemented NI 51-101. These new NI 51-101 standards establish a higher mandated confidence level for proved and probable reserves. Under NI 51-101, proved reserve estimates are defined as having a 90 percent probability that actual reserves recovered over time will equal or exceed proved reserve estimates. Probable reserves are defined under NI 51-101 so that there are equal (50 percent) probabilities that the actual reserves to be recovered will be less than, or greater than, the proved and probable reserves estimate.

Using the newly implemented NI 51-101 definitions, McDaniel has prepared a report dated March 22, 2004 that assigns the following reserve estimates based on forecast prices and costs as of December 31, 2003:

COMPANY RESERVES (1)

At December 31, 2003	Oil and Liquids (mmbbl)	Natural Gas (bcf)	Equivalents (2) (mmboe)
Proved producing	10.40	38.92	16.89
Proved non-producing	0.11	10.61	1.87
Proved undeveloped	-	0.60	0.10
Total proved	**10.51**	**50.13**	**18.86**
Probable additional	3.06	18.45	6.13
Total proved and probable	**13.57**	**68.58**	**24.99**
Proved reserve life index, years	8.7	4.7	6.3
Proved and probable reserve life index, years	11.0	6.2	8.1

1 Company working interest and gross override receivable reserves before royalties, boe (6:1).

2 Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.





PROVED RESERVES
(mmboe)
9.74
12.39
16.20
20.60
21.87
18.86
98
99
00
01
02
03

In the McDaniel report, prepared under the new NI 51-101 standards, the proved producing reserve allocation increased from 83 percent to 90 percent of Zargon's total proved reserves. The remaining proved non-producing reserves are comprised primarily of natural gas reserves from recently drilled wells at the West Central Alberta Pembina and the Peace River Arch properties and behind pipe natural gas reserves at the Alberta Plains Jarrow property. Proved undeveloped reserves represent less than one percent of the total proved reserves. McDaniel forecasts $4.86 million of net future (forecast prices) capital costs to deliver the total proved reserve estimate. Zargon's probable reserves generally reflect incremental waterflood recoveries on producing oil properties and improved gas recoveries for currently producing natural gas wells. McDaniel forecasts $6.76 million of net future (forecast prices) capital costs to deliver the total proved and probable reserve estimate.



PROVED AND PROBABLE RESERVES
(mmboe)
11.34
14.31
18.73
23.20
24.31
24.99
98
99
00
01
02
03

Based on 2003 year end reserves and the McDaniel predicted total proved 2004 production rates of 29.28 million cubic feet of natural gas per day and 3,316 barrels of oil per day, Zargon's proved reserve life index is 8.7 years and 4.7 years for oil and natural gas, respectively. The corresponding proved and probable oil and natural gas reserve life indices are 11.0 and 6.2 years, based on the McDaniel predicted proved and probable 2004 production rates of 30.47 million cubic feet per day of natural gas and 3,395 barrels of oil per day. The relatively high oil reserve life reflects Zargon's portfolio of long-life shallow-decline Williston Basin waterflood projects.


PROVED AND PROBABLE OIL AND LIQUID RESERVES
(mmbbl)
6.03
6.15
7.51
11.95
12.45
13.57
98
99
00
01
02
03


PROVED AND PROBABLE NATURAL GAS RESERVES
(bcf)
31.87
48.96
67.28
67.51
71.21
68.58
98
99
00
01
02
03

RESERVE RECONCILIATION

A reconciliation of these 2003 year-end reserve assignments with the reserves reported in the 2002 year-end report is presented below. In these tables the reserve assignments are not directly comparable to the prior year estimates due to the application of different risk assessments under the new reporting requirements. However, for the proved and probable case, the 2003 year-end assignments are reasonably comparable to proved plus one-half probable, or established, reserves from the prior year. The following tables have been compiled on this basis:

RESERVE RECONCILIATION

	Oil and Liquids (mmbbl)			Natural Gas (bcf)			Equivalents (mmboe)		
	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.
December 31, 2002	11.11	1.34*	12.45*	64.54	6.67*	71.21*	21.87	2.44*	24.31*
Discoveries & extensions	0.52	0.40	0.92	11.82	4.94	16.76	2.49	1.22	3.71
Revisions	(0.66)	0.93	0.27	(15.05)	6.94	(8.11)	(3.17)	2.09	(1.08)
Acquisitions & dispositions	0.74	0.39	1.13	(2.07)	(0.10)	(2.17)	0.39	0.38	0.77
Production	(1.20)	-	(1.20)	(9.11)	-	(9.11)	(2.72)	-	(2.72)
December 31, 2003	10.51	3.06	13.57	50.13	18.45	68.58	18.86	6.13	24.99

** In this table the December 31, 2002 established (proved plus 50 percent probable) reserves are used as a comparison to December 31, 2003 proved and probable reserves, so as to reflect the equivalent level of risk assigned under the NI 51-101 guidelines.*

Proved reserves at December 31, 2003 declined 14 percent from the prior year. Effectively, the use of the NI 51-101 standards resulted in the reclassification of a component of Zargon's proved reserves into probable reserves. Overall, negative proved reserve revisions totalled 3.17 million barrels of equivalent, or approximately 14 percent of the opening balance. Offsetting 66 percent of these negative proved revisions were positive probable revisions totalling 2.09 million barrels of equivalent. On a proved-only basis, reserve additions from the year's capital programs did not offset the negative reserve revisions.

Eighty percent of the total proved negative reserve revisions were natural gas related. Of these natural gas revisions, approximately half came from the prior year proved non-producing or proved undeveloped natural gas reserve assignments. As a result of the new reporting standards, proved producing natural gas reserves now comprise 78 percent of Zargon's total proved natural gas reserves, as compared to last year's 67 percent allocation. The remainder of the proved natural gas revisions were related to reservoir performance and were concentrated in the Alberta Plains Jarrow property.

On a proved and probable basis, Zargon increased its reserves by three percent in 2003, with the addition of 3.40 million barrels of equivalent (after revisions) or 4.48 million barrels of equivalent (before revisions), thereby replacing annual production by a factor of 125 percent (164 percent before revisions). These 2003 reserve additions were derived from a $39.91 million net capital expenditure program, which was restrained by the perceived high cost of property acquisitions to 73 percent of corporate cash flow. The year's capital program was also characterized by a large component (32 percent) of front-end undeveloped land and seismic costs that should provide future reserve growth in subsequent years.

FINDING, DEVELOPMENT AND ACQUISITION COSTS

For 2003, Zargon's proved and probable finding, development and acquisition ("FD&A") costs, taking into account reserve revisions and changes in estimated future development capital during the period, were $11.49 per barrel of equivalent. For the purposes of this calculation, the $39.91 million of 2003 net capital additions were combined with a decrease in estimated future development capital for proved and probable reserves of $0.91 million ($6.76 million at December 31, 2003 compared to $7.67 million at December 31, 2002).



PROVED AND
PROBABLE FINDING,
DEVELOPMENT AND
ACQUISITION COSTS
($/boe)



3.67
4.36
5.40
8.94
10.36
11.49
98
99
00
01
02
03

PROVED AND PROBABLE FINDING, DEVELOPMENT AND ACQUISITION COSTS

	2003	2002	2001	2000	1999	1998
Total net capital expenditures ($ million)	**39.91**	35.55	55.18	30.51	16.95	12.48
Total net capital expenditures plus change in forecast future development costs ($ million)	**39.00**	35.57	58.06	32.05	18.09	12.20
Proved and probable reserves (mmboe)						
Open	**24.31**	23.20	18.73	14.31	11.34	8.95
Additions (discoveries, extensions, net acquisitions)	**4.48**	4.68	6.95	5.27	3.52	2.78
Revisions	**(1.08)**	(1.25)	(0.45)	0.66	0.63	0.55
Production	**(2.72)**	(2.32)	(2.03)	(1.51)	(1.18)	(0.94)
Close	**24.99**	24.31	23.20	18.73	14.31	11.34
Proved and probable FD&A costs ($/boe)	**11.49**	10.36	8.94	5.40	4.36	3.67
Proved and probable three year FD&A costs ($/boe)	**9.95**	7.92	6.52	4.65	na	na
Proved and probable FD&A costs excluding prior year revisions ($/boe)	**8.71**	7.60	8.35	6.08	5.14	4.39

In this table, the established reserves (proved plus 50 percent probable) for the prior years (1998–2002) are used as a comparison to the December 31, 2003 proved and probable reserves, so as to reflect the equivalent level of risk assigned under the NI 51-101 guidelines.

Zargon experienced higher FD&A costs in 2003 due to a combination of factors. Negative natural gas reserve revisions, a capital program emphasizing front-end undeveloped land and seismic costs, and the industry-wide trend to higher costs were key contributors to the 2003 higher costs. Despite this trend to higher costs, the offsetting effect of higher commodity prices has maintained Zargon's return on equity and corporate recycle ratios at very strong levels. Throughout its twelve-year history, Zargon has delivered an average rate of return on book equity in excess of 18 percent per year, and an average proved and probable corporate recycle ratio in excess of 2.2 times.

PROVED AND PROBABLE CORPORATE RECYCLE RATIO



1.7
2.1
3.4
1.8
1.3
1.7
98 99 00 01 02 03

RETURN ON EQUITY *(%)*



4.8
13.8
30.0
23.4
13.6
24.6
98 99 00 01 02 03

CORPORATE PERFORMANCE



	2003	2002	2001	2000	1999	1998	Three Year Average (2001–2003)	Six Year Average (1998–2003)	Twelve Year Average (1992–2003)
Corporate cash flow ($/boe) [1]	**20.00**	13.86	16.12	18.15	9.01	6.22	16.87	15.26	13.62
Proved and probable FD&A costs ($/boe) [2]	**11.49**	10.36	8.94	5.40	4.36	3.67	9.95	7.29	6.17
Corporate recycle ratio [3]	**1.7**	1.3	1.8	3.4	2.1	1.7	1.7	2.1	2.2
Return on equity (%) [4]	**24.6**	13.6	23.4	30.0	13.8	4.8	20.7	19.8	18.4

Notes:

1 Corporate cash flow from operations including allowances for current taxes, interest charges and general and administrative costs on a barrel of oil equivalent production basis (6:1).

2 Finding, development and acquisition costs taking into account reserve revisions and changes in estimated future development capital during the period on a barrel of oil equivalent basis (6:1).

3 Corporate recycle ratio is defined as the corporate cash flow per barrel of equivalent divided by proved and probable FD&A costs per barrel of equivalent.

4 Return on equity is defined as the net after tax annual earnings divided by the year average shareholders' equity. Multi-year averages are dollar-weighted.

NET ASSET VALUE

Zargon's oil, natural gas liquids and natural gas reserves were evaluated using McDaniel product price forecasts effective January 1, 2004 prior to provisions for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the following discounted future net property cash flows estimated by McDaniel represent the fair market of the reserves:

BEFORE TAX PRESENT VALUE OF FUTURE NET REVENUE (FORECAST PRICE CASE)

	Discount Factor			
($ million)	0%	5%	10%	15%
Proved producing	202.4	176.2	155.6	139.7
Proved non-producing	25.7	22.0	19.1	16.8
Proved undeveloped	1.3	0.9	0.7	0.6
Total proved	**229.4**	**199.1**	**175.4**	**157.1**
Probable	86.7	60.1	44.2	34.1
Total proved and probable	**316.1**	**259.2**	**219.6**	**191.2**

BEFORE TAX PRESENT VALUE OF FUTURE NET REVENUE (CONSTANT PRICE CASE)

	Discount Factor			
($ million)	0%	5%	10%	15%
Proved producing	289.8	237.6	202.8	177.9
Proved non-producing	34.9	29.4	25.2	22.0
Proved undeveloped	1.8	1.4	1.0	0.8
Total proved	**326.5**	**268.4**	**229.0**	**200.7**
Probable	118.3	79.0	57.3	43.9
Total proved and probable	**444.8**	**347.4**	**286.3**	**244.6**

The above discounted future net property cash flows are based on the McDaniel price assumptions that are contained in the following table:

McDANIEL REPORT PRICING ASSUMPTIONS (FORECAST AND CONSTANT PRICE CASES)

	WTI Crude Oil ($US/bbl)	Edm. Par Price ($Cdn/bbl)	Cromer Med. ($Cdn/bbl)	AECO Gas Price ($Cdn/mmbtu)	Exchange Rate ($US/$Cdn)	Inflation Rate (%)
Forecast prices						
2004	29.00	37.70	32.20	5.50	0.75	2.0
2005	26.50	34.30	29.71	5.19	0.75	2.0
2006	25.50	33.00	28.84	4.87	0.75	2.0
2007	25.00	32.30	28.06	4.68	0.75	2.0
2008	25.00	32.30	27.97	4.53	0.75	2.0
Thereafter:	Escalate at 2%/year	Escalate at 2%/year	Escalate at 2%/year	Escalate at 2%/year	0.75	2.0
Constant prices						
2003 Year end	32.78	39.76	34.25	5.87	0.76	–

The following net asset value table shows what is customarily referred to as a "produce-out" net asset value calculation under which the current value of Zargon's reserves would be produced at McDaniel forecast future prices and costs. The value is a snapshot in time as of December 31, 2003 and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. In this analysis, the present value of the proved and probable reserves is calculated at a before tax 10 percent discount rate, and the value assigned to the undeveloped land was provided by the independent firm of Seaton-Jordan and Associates Ltd.


NET ASSET VALUE (PVBT 10%) ($/diluted share)



3.62
5.14
11.21
9.54
11.42
12.68
98 99 00 01 02 03

NET ASSET VALUE

As at December 31 ($ million)	2003	2002	2001	2000	1999	1998
Proved and probable reserves (PVBT 10%) [(1) (2)]	**219.6**	215.4	175.5	175.0	82.3	54.8
Undeveloped land [(3)]	**29.0**	22.4	18.5	14.9	9.8	6.3
Working capital	**(6.1)**	(3.5)	(3.5)	(2.5)	(0.1)	(0.2)
Bank debt	**(7.0)**	(25.3)	(24.1)	(15.9)	(14.1)	(6.2)
Proceeds from the exercise of all stock options	**9.1**	6.2	4.0	3.5	3.6	2.5
Net asset value (including stock option dilution)	**244.6**	215.2	170.4	175.0	81.5	57.2
Net asset value per common share						
Basic ($/share)	**13.09**	11.85	9.98	11.98	5.40	3.70
With full dilution ($/share) [(4)]	**12.68**	11.42	9.54	11.21	5.14	3.62



1 McDaniel estimate of future before tax cash flow discounted at PV 10 percent. Prior years' reserves are presented as established (proved plus 50 percent probable) reserves as the best comparison to December 31, 2003 proved and probable reserves, so as to reflect the equivalent level of risk assigned to these reserves as under the NI 51-101 guidelines.

2 PVBT represents present value before taxes.

3 Seaton-Jordan year-end estimates.

4 Full dilution of shares represent the year-end shares outstanding plus the presumed exercise of all stock options.

If the net asset value calculation is adjusted to assume that the commodity prices received at year end 2003 (Edmonton light crude oil at $39.76 Cdn per barrel and Alberta average natural gas at $5.87 Cdn per mmbtu) will remain constant throughout the future (McDaniel constant price case), the equivalent analysis calculates a 10 percent present value before tax (PVBT) net asset value of $16.14 per fully diluted share.

CORPORATE PERFORMANCE

Throughout its history, Zargon has targeted a benchmark of a greater than 15 percent compounded annual growth rate in per share proved and probable reserves, production, cash flow and earnings. Over its twelve-year history, Zargon has delivered an average composite growth rate of 24 percent per share for these four parameters. In the last six years, the growth rate for the four per share parameters has averaged 36 percent per year. For the two per share non-commodity price sensitive parameters of proved and probable reserves and production, the six and twelve-year compounded annual growth rates have averaged 14 and 15 percent, respectively.

CORPORATE GROWTH PERFORMANCE

	2003	2002	2001	2000	1999	1998	1992	Last Year's Growth (2002–2003)	Six Year Annual Growth (1998–2003)	Twelve Year Annual Growth (1992–2003)
Proved and probable reserves (mmboe) (4) (7)	**24.99**	24.31	23.20	18.73	14.31	11.34	1.25	3	17	31
Boe per share (1) (4) (7)	**1.39**	1.38	1.39	1.31	0.99	0.77	0.31	1	13	15
Production (boe/d) (4)	**7,446**	6,349	5,553	4,140	3,236	2,563	362	17	24	32
Boe/d per million shares (2)(4)	**418**	368	357	287	224	196	89	14	16	15
Cash flow ($ million)	**54.35**	32.12	32.67	27.50	10.64	5.82	0.55	69	56	52
$/share (3)	**2.96**	1.81	2.03	1.86	0.70	0.43	0.16	64	47	30
Net earnings ($ million)	**24.53**	10.68	13.14	11.26	4.26	1.25	0.14	130	81	60
$/share (3)	**1.33**	0.60	0.82	0.76	0.29	0.10	0.05	122	68	35
Average shares outstanding (million)	**17.82**	17.23	15.56	14.41	14.69	13.03	4.05	3	6	14
Year-end shares outstanding (million)	**17.99**	17.64	16.67	14.32	14.42	14.81	4.05	2	4	15
Year-end share price ($)	**13.50**	9.00	7.20	4.45	3.00	2.40	na	50	41	25(5)
Four parameter average annual growth (%) (6)(7)	**55**	0	23	95	94	(11)	-	55	44	44
Four parameter average annual growth per share (%) (6) (7)	**50**	(9)	12	97	74	(19)	-	50	36	24

Notes:

1 Reserves per share are calculated using year-end reserve appraisals and year-end shares outstanding.

2 Production per share is calculated using year average production and weighted average shares outstanding for the year.

3 Cash flow and net earnings per share are presented on a weighted average diluted basis.

4 Assumes six thousand cubic feet of natural gas is equivalent to one barrel of oil.

5 Share price growth rate since the October 1993 initial public offering at $1.50 per share.

6 Four parameters include proved and probable reserves, production, cash flow and net earnings.

7 The prior years' (1992–2002) established (proved plus 50 percent probable) reserves have been used as a comparison to December 31, 2003 proved and probable reserves, so as to reflect the equivalent level of risk assigned to these reserves under the NI 51-101 guidelines.

Management's discussion and analysis ("MD&A") is a review of Zargon Oil & Gas Ltd.'s ("Zargon" or the "Company") 2003 financial results and should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2003 and 2002. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow"), which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

HIGHLIGHTS

The combination of high oil and natural gas prices and strong production volume gains enabled Zargon to achieve record revenues, cash flow from operations and net earnings in 2003, showing gains of 55 percent, 69 percent and 130 percent, respectively, over the prior year. Approximately 80 percent of these annual revenue and cash flow gains came from our natural gas operations, as Zargon's 2003 natural gas production volumes grew 23 percent and natural gas prices increased 66 percent over 2002 levels. Net earnings benefited similarly from these natural gas gains, but in addition were enhanced significantly by the mid-year announcement of future federal tax rate reductions that produced a large one-time reduction in future tax provisions.

Net capital expenditures for 2003 totalled $39.91 million with $37.30 million allocated to field-related activities, showing a 12 percent increase in overall net expenditures, but a 56 percent increase in field-related expenditures. The significant expansion in 2003 fieldwork came from an active second half 2003 exploration program. The purchase of the Truro Unit in North Dakota was the largest acquisition made in 2003. Over the year, Zargon increased its undeveloped land base by 20 percent at a cost of $6.98 million; shot or acquired seismic at a cost of $5.69 million; drilled, equipped and tied-in wells for $24.63 million and made property acquisitions of $7.83 million. All of these activities were funded by the high cash flows received throughout the year plus non-core property dispositions of $5.22 million. The combined operation and disposition cash flows along with minor stock-option-related equity issuances exceeded the year's capital expenditures, and debt net of working capital was reduced by $15.65 million to $13.09 million at December 31, 2003.

($ million, except per share amounts)	**2003**	2002	2001
Petroleum and natural gas revenue	**101.66**	65.54	63.80
Cash flow from operations	**54.35**	32.12	32.67
Per diluted share ($)	**2.96**	1.81	2.03
Net earnings	**24.53**	10.68	13.14
Per diluted share ($)	**1.33**	0.60	0.82
Net capital expenditures	**39.91**	35.55	55.18

PETROLEUM AND NATURAL GAS REVENUE
($ million)

14.26 24.05 53.31 63.80 65.54 **101.66**

98 99 00 01 02 **03**



OIL AND LIQUID PRICES
($/bbl)
17.80
25.02
40.73
31.86
34.45
36.66
98 99 00 01 02 03

NATURAL GAS PRICES
($/mcf)



1.93
2.52
5.20
5.19
3.81
6.33
98 99 00 01 02 03

DETAILED FINANCIAL ANALYSIS

PETROLEUM AND NATURAL GAS REVENUE

Zargon derives its revenue from the production and sale of petroleum (crude oil and natural gas liquids) and natural gas. Petroleum and natural gas revenue exclusive of hedges increased 55 percent to $101.66 million in 2003 from $65.54 million in 2002 due to increased production and higher prices. Production volumes in 2003 increased 17 percent from the prior year, made up of a natural gas production increase of 23 percent and an oil and liquids production increase of 11 percent. The average price of oil and liquids received by Zargon rose to $36.66 per barrel in 2003, up six percent from 2002; however, the major impact came from a 66 percent gain in the average field price of natural gas to $6.33 per thousand cubic feet in 2003.

Because of the large gains in both natural gas production volumes and prices received, the allocation of production revenue in 2003 increased to 57 percent from the sale of natural gas and 43 percent from the sale of oil and liquids, a reversal from the 43 percent from natural gas and 57 percent from oil and liquids in the preceding year.

PETROLEUM (OIL AND NATURAL GAS LIQUIDS) PRICING

Zargon's field oil and liquid prices are adjusted for transportation charges and oil quality differentials from an Edmonton light sweet crude price that varies with world commodity prices. In 2003, Zargon's average oil and liquids field price, exclusive of hedges, rose six percent to $36.66 per barrel from $34.45 per barrel in 2002 and $31.86 per barrel in 2001. The field price differential for Zargon's average blended 30 degree API crude stream was $6.48 per barrel less than the 2003 Edmonton reference crude price, which compares to the 2002 differential of $5.49 per barrel and the 2001 differential of $7.32 per barrel. As the quality and weight of Zargon's crude stream have remained relatively consistent for several years, the movements in the Zargon's price differential is derived from the North American refinery supply and demand factors for sour medium crudes.

NATURAL GAS PRICING

After peaking in March 2003 at $8.90 per thousand cubic feet, Zargon's field natural gas price exclusive of hedges stayed at historically strong levels between $5.00 and $6.70 per thousand cubic feet for the balance of the year. The average natural gas price for 2003 of $6.33 per thousand cubic feet was 66 percent above 2002, 22 percent above both 2001 and 2000, and far above all previous years. The apparent trend to higher Alberta natural gas prices is based on North American supply and demand fundamentals modified by shorter term climatic and storage inventory factors.

Approximately 35 percent of Zargon's 2003 natural gas production was sold under aggregator contracts pursuant to long-term contracts with Cargill Gas Marketing Ltd. (Jarrow—29 percent) and ProGas Limited (Hamilton Lake—six percent), compared to 41 percent in the prior year. The remainder of Zargon's natural gas production was sold by spot sale contracts and Alberta index prices were received. In 2003, Zargon continued with an ongoing trend to develop new West Central Alberta natural gas production, which receives spot sale natural gas prices and is not subject to aggregator contract prices.

HEDGING ACTIVITIES

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn currency exchange hedges when considered prudent.

Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects from sudden falls in prices and revenues, upward price spikes and trends tend to produce overall losses. Oil and natural gas prices moved to very high levels in first quarter 2003 and then trended to lower, although still historically high levels, as the year progressed. As a consequence, hedging activities produced a loss of $2.22 million in the first quarter and smaller losses of $0.47 million and $0.35 million in the second and third quarters respectively. The currency exchange collar in place throughout 2003 was positive all year and provided an overall gain of $1.22 million, partially offsetting the commodity hedge losses. Lower natural gas prices in the fourth quarter, plus increased strength in the Canadian dollar, produced a quarterly hedge gain of $0.17 million. For the full year 2003, the hedge loss was $2.88 million, which compares to a gain of $0.67 million in 2002 and hedge losses of $0.57 million in 2001 and $2.73 million in 2000. A similar level of risk management was employed in all four years.

During the year, oil and currency hedges resulted in a $1.04 million reduction of 2003 oil and liquid revenues, which is equivalent to a $0.87 per barrel charge against the year's total oil and liquid production. Natural gas hedges reduced Zargon's 2003 gas revenues by $1.84 million, equivalent to a $0.20 per thousand cubic feet charge on the year's total natural gas production.

ROYALTIES

Royalties include payments made to the Crown, freehold owners and third parties. Reported royalties also include credits received through the Alberta Royalty Tax Credit (ARTC) program, the cost of the Saskatchewan Resource Surcharge (SRC) and the cost of the North Dakota state taxes. During 2003, total royalties were $22.51 million, an increase of 67 percent from $13.51 million in 2002. Royalties as a percentage of gross revenue (before hedging adjustments) were 22.1 percent in 2003 compared to 20.6 percent in 2002 and 22.3 percent in 2001. On a commodity basis, oil royalties averaged 20.2 percent (before hedging) in 2003, a small increase from the previous year's average of 19.9 percent. Natural gas royalties averaged 23.5 percent, up from 21.5 percent in the prior year, as a result of the addition of several higher production natural gas wells in 2003 that carry a higher effective royalty rate.

During 2003, 56 percent of the total royalties were paid to provincial and state governments with the remainder paid to freehold owners and other third parties. Royalties payable to the Province of Alberta on qualifying properties are reduced through the ARTC program. Zargon earned a $0.50 million ARTC rebate in 2003 compared to a $0.32 million rebate in 2002. The SRC charges were $0.53 million in 2003, up from $0.52 million in the prior year and $0.34 million in 2001. North Dakota state taxes increased to $0.85 million Cdn in 2003 from $0.52 million in the prior year, reflecting increased production from Haas and the addition of the Truro Unit.

PRODUCTION EXPENSES

Zargon's production expenses increased 10 percent to $17.20 million in 2003 from $15.65 million in 2002; less than the 17 percent gain in 2003 production volumes. On a unit of production basis, production expenses decreased six percent to $6.33 per barrel of equivalent from $6.75 in 2002 ($5.89 in 2001) as the Company made a concerted effort to reverse an increasing cost trend.

Natural gas production expenses in 2003 rose three percent to $0.71 per thousand cubic feet from $0.69 per thousand cubic feet in 2002. The increase in the 2003 natural gas costs reflects the industry-wide trend to higher operating costs.

Oil production expenses in 2003 of $8.95 per barrel showed a reduction of eight percent from the prior year charge of $9.72 per barrel in 2002 ($8.85 per barrel in 2001). The corporate acquisition of Herc Oil Corp. in mid-2001 added largely long-life, low-decline exploitable oil properties with relatively high production costs. To contain these costs, a number of the smaller, less desirable oil properties were sold in 2002 and 2003, taking advantage of robust property markets. These dispositions of the higher cost components of our property base were the primary source of the 2003 oil production cost improvements.

OPERATING NETBACKS

The average oil price received after hedges in 2003 of $35.79 per barrel was five percent higher than $34.12 per barrel in 2002, while the average natural gas price received after hedges in 2003 of $6.13 per thousand cubic feet rose sharply, 55 percent above $3.95 per thousand cubic feet in 2002. Operating netbacks increased commensurately; oil and liquids netbacks rose 11 percent to $19.42 per barrel from $17.54 per barrel in 2002 and were helped by lower production costs. Natural gas netbacks increased 61 percent to $3.93 per thousand cubic feet from $2.44 per thousand cubic feet in 2002. On an equivalent basis, 2003 operating netbacks rose 36 percent to $21.73 from $15.99 in 2002.

OPERATING NETBACKS

	2003		2002	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**36.66**	**6.33**	34.45	3.81
Hedging	**(0.87)**	**(0.20)**	(0.33)	0.14
Royalties	**(7.42)**	**(1.49)**	(6.86)	(0.82)
Production costs	**(8.95)**	**(0.71)**	(9.72)	(0.69)
Operating netbacks	**19.42**	**3.93**	17.54	2.44

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative costs increased 17 percent in 2003 to $5.94 million from $5.06 million in 2002 due mainly to an increase in the number of employees and office space as the Company expanded. On a unit of production basis, general and administrative costs decreased 13 percent to $1.30 per barrel of equivalent. This improvement was derived from a 17 percent increase in production volumes and a 49 percent increase in capital program overhead recoveries pertaining to Zargon's 2003 expanded field exploration and operations program.

GENERAL AND ADMINISTRATIVE EXPENSES

($ million, except as noted)	2003	2002	2001
Gross general and administrative expense	**5.94**	5.06	4.50
Overhead recoveries	**(2.40)**	(1.61)	(1.42)
Net general and administrative expense	**3.54**	3.45	3.08
Net expense after recoveries ($/boe)	**1.30**	1.49	1.52
Number of office employees at year end	**34**	30	30

INTEREST EXPENSE

Zargon's primary borrowings are through its bank line of credit. Strong cash flows from operations throughout 2003 were sufficient to cover capital expenditures and, coupled with the proceeds from non-core dispositions, reduce bank indebtedness to $6.98 million at December 31, 2003. Short-term interest rates remained at historically low levels throughout the year. Interest charges for 2003 were $0.77 million, their lowest level since 1999. Zargon's effective interest rate was 4.5 percent on an average bank debt of $17.19 million in 2003 compared to 4.1 percent on an average bank debt of $26.72 million in 2002 and 4.9 percent on an average bank debt of $19.50 million in 2001. At year end 2003 Zargon's bank debt, net of working capital, totalled $13.09 million, down 54 percent from $28.74 million at December 31, 2002.

CAPITAL AND CURRENT INCOME TAX

Zargon did not pay current income taxes in 2003, but incurred $0.41 million of federal and provincial capital taxes compared to the $0.38 million incurred in 2002. Zargon reorganized its operations into a partnership structure effective July 10, 2001 and acquired significant excess tax pools with both the 2001 Herc Oil Corp. and 2002 Hadrian Energy Corp. acquisitions. These transactions helped increase the 2002 year-end tax pools to approximately $87 million and sheltered 2003 taxable income. Tax pools at December 31, 2003 were approximately $79 million and it is expected that they will shelter most of the budgeted 2004 taxable income.

CORPORATE NETBACKS

Historically high oil and natural gas commodity prices were experienced in 2003 and resulted in much higher revenue and operating netbacks. Driven by a 32 percent increase in revenue on a barrel of equivalent basis, cash flow netbacks increased 44 percent over the prior year to $20.00 per barrel of equivalent.

CORPORATE NETBACKS

($/boe)	2003	2002	2001
Petroleum and natural gas revenue	**37.40**	28.28	31.48
Hedging	**(1.06)**	0.29	(0.29)
Royalties	**(8.28)**	(5.83)	(7.01)
Production costs	**(6.33)**	(6.75)	(5.89)
Operating netbacks	**21.73**	15.99	18.29
General and administrative	**(1.30)**	(1.49)	(1.52)
Interest	**(0.28)**	(0.47)	(0.47)
Capital and current income taxes	**(0.15)**	(0.17)	(0.18)
Cash flow netbacks	**20.00**	13.86	16.12
Depletion and depreciation	**(6.99)**	(5.84)	(5.22)
Site restoration	**(0.58)**	(0.55)	(0.52)
Stock-based compensation	**(0.10)**	–	–
Unrealized foreign exchange	**0.11**	(0.03)	(0.05)
Future income taxes	**(3.41)**	(2.83)	(3.85)
Net earnings	**9.03**	4.61	6.48

CASH FLOW FROM OPERATIONS
($ million)


5.82
10.64
27.50
32.67
32.12
54.35
98
99
00
01
02
03


CASH FLOW
NETBACKS
($/boe)


6.22
9.01
18.15
16.12
13.86
20.00
98
99
00
01
02
03

CASH FLOW FROM OPERATIONS

In 2003, a 17 percent gain in production volumes, in addition to increases of six percent in oil and liquids prices and 66 percent in natural gas prices, produced a 69 percent gain in cash flow from operations to $54.35 million, compared to $32.12 million in 2002 and $32.67 million in 2001. The corresponding cash flow per diluted share was $2.96 in 2003 and was a 64 percent gain from $1.81 per diluted share in 2002 and compares to $2.03 in 2001. The per share statistics reflected a three percent increase in the average number of outstanding shares to 17.82 million in 2003 from 17.23 million in 2002.

DEPLETION AND DEPRECIATION

In 2003, Zargon's depletion and depreciation provision increased 40 percent to $19.01 million compared to $13.54 million in 2002 and $10.58 million in 2001. The higher charges reflect an increase of 17 percent in production volumes and a 20 percent increase in per unit charges. This large increase in per unit depletion and depreciation expense is primarily due to a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as calculated under the new policies of NI 51-101.

Depletion, depreciation and site restoration charges calculated on a unit of production method are based on total proved reserves with a conversion of six thousand cubic feet of natural gas being equivalent to one barrel of oil. The 2003 depletion calculation includes $4.73 million of future capital expenditures to develop the Company's reserves, but excludes $14.50 million of unproven properties relating to undeveloped land.

Zargon's depletion and depreciation, on a barrel of equivalent basis, increased 20 percent in 2003 to $6.99 from $5.84 in 2002 and $5.22 in 2001. Depletion and depreciation rates continue to climb as evidenced by Zargon's depletion and depreciation rate per barrel of equivalent in fourth quarter 2003 of $8.47 compared to a first half 2003 rate of $6.26.

SITE RESTORATION

Zargon provided for $1.57 million of site restoration charges in 2003 compared to $1.27 million in 2002 and $1.05 million in 2001. In fourth quarter 2003, Zargon increased the estimated future site restoration charges to $30,000 for each net working interest well from $25,000 per net well used in the past. The impact of this change and the year-over-year 14 percent reduction in proven reserves resulted in a fourth quarter charge of $0.78 per barrel of equivalent as compared to the first half 2003 rate of $0.50. In 2004 site restoration costs will be calculated using the new Asset Retirement Obligation rules as outlined under the "Recent Canadian Accounting Pronouncements" section.

STOCK-BASED COMPENSATION

Stock-based compensation of $0.26 million is recorded for the first time in the 2003 income statement in response to prospective adoption of a new CICA accounting standard. The non-cash expense was calculated using the Black-Scholes option-pricing model and covers all employee and director stock options granted by Zargon in 2003. The introduction of stock-based compensation expense added $0.10 per barrel of equivalent to the unit cost. These non-cash expenses will be recurring charges in future years if Zargon continues to grant employee and director stock options.

FUTURE INCOME TAXES

Zargon's 2003 future tax expense increased 42 percent to $9.28 million from $6.55 million in 2002, because of a 69 percent gain in cash flow from operations that was partially offset by a mid-year recognition of changes in federal tax legislation. The changes, which were

contained in Bill C-48 and introduced into the House of Commons in June 2003, will be implemented over a five-year period and encompass the following:

- The federal Large Corporations Tax of 0.225 percent will be eliminated;
- The corporate income tax rate on income from resource activities will be gradually reduced from 28 percent to 21 percent;
- The existing 25 percent resource allowance will be eliminated and a deduction for actual provincial and other Crown royalties paid will be introduced.

The effect of these one-time changes, which are considered to be "substantively enacted" for GAAP purposes, and a reduction in the Alberta corporate income tax rate from 13 percent to 12.5 percent, created a large one-time recovery in Zargon's future income tax expense of $4.31 million. On a barrel of equivalent basis, future income taxes were $3.41 in 2003, an increase of 20 percent from the prior year's future income taxes of $2.83. Without the tax rate adjustment, 2003 future taxes would have been approximately $13.59 million or $5.00 per barrel of equivalent. The 2003 effective tax rate (current and future) was 28 percent compared to 39 percent in 2002 and 38 percent in 2001.


NET EARNINGS
($ million)
1.25
4.26
11.26
13.14
10.68
24.53
98
99
00
01
02
03

NET EARNINGS

Zargon's 2003 net earnings of $24.53 million jumped 130 percent from $10.68 million in 2002 and compare to $13.14 million recorded in 2001. The very strong 2003 increase was due primarily to the 69 percent increase in cash flow from operations and secondarily to the downward adjustment made in the 2003 future tax provision, which effectively added about $4.31 million to net earnings. On a per diluted share basis, 2003 net earnings increased 122 percent to $1.33 from $0.60 in 2002 and $0.82 in 2001.

On a barrel of equivalent basis, the 2003 net earnings were $9.03 compared to $4.61 in 2002 and $6.48 in 2001. Reflecting primarily the adjustment in future tax calculations, the 2003 net earnings represented 45 percent of cash flow, a strong gain from 33 percent of cash flow in 2002 and 40 percent in 2001.


NET EARNINGS
NETBACKS
($/boe)
1.34
3.57
7.43
6.48
4.61
9.03
98
99
00
01
02
03

RETURN ON EQUITY

Zargon's pre-tax return on shareholders' equity in 2003 increased to 34 percent, compared to 22 percent in the previous year and 38 percent in 2001. The after-tax return on shareholders' equity in 2003 increased to 25 percent from 14 percent in the prior year (23 percent in 2001). Zargon's after-tax rates of return on equity have averaged 21 percent over the past three years and 18 percent over the Company's twelve-year corporate history.

CAPITAL EXPENDITURES

Net capital expenditures in 2003 of $39.91 million increased 12 percent over $35.55 million in 2002, although remained well below the $55.18 million expended in 2001, which included the relatively large Herc Oil Corp. acquisition. During the year, Zargon supported and internally funded an aggressive land acquisition program and a strong exploration effort. Total undeveloped land expenditures were $6.98 million, including $6.20 million of Crown land purchases at an average cost of $81 per acre, a significant increase in both amount and unit price from prior years and reflecting the very competitive current environment. Seismic work, drilling, completions and other field activities in 2003 were focused on gas exploration in the Alberta Plains and West Central Alberta core areas, plus a strong component of Williston Basin oil exploitation and totalled $30.32 million, a 56 percent increase from the prior year.


NET CAPITAL EXPENDITURES
($ million)
12.48
16.95
30.51
55.18
35.55
39.91
98
99
00
01
02
03

During 2003, Zargon made additional property acquisitions of $7.83 million and a series of dispositions aggregating $5.22 million for a net amount of property acquisitions of $2.61 million. The largest property acquisition in 2003 was the purchase of a 92.5 percent interest in the Truro Unit in North Dakota for $4.95 million Cdn The dispositions were opportunity-driven and were offered in packages of non-core, higher-cost property interests sold at premium prices. In 2004, Zargon is projecting to spend $45 million on capital expenditures.

CAPITAL EXPENDITURES

($ million)	2003	2002	2001
Undeveloped land	**6.98**	4.46	5.08
Geological and geophysical (seismic)	**5.69**	2.47	3.80
Drilling and completion of wells	**17.30**	12.49	17.44
Well equipment and facilities	**7.33**	4.48	4.87
Exploration and development	**37.30**	23.90	31.19
Property acquisitions	**7.83**	7.39	4.83
Property dispositions	**(5.22)**	(3.13)	(4.23)
Net property acquisitions	**2.61**	4.26	0.60
Corporate acquisitions assigned to property and equipment	**-**	7.39	23.39
Total net capital expenditures	**39.91**	35.55	55.18

LIQUIDITY AND CAPITAL RESOURCES

Zargon relies on three sources of funding to support its capital expenditure programs:

- Internally generated cash flow provides the basic level of funding for the Company's annual capital expenditures program.
- Debt may be utilized to expand capital programs when it is deemed appropriate. The Company has followed and intends to maintain a conservative debt policy.
- When debt is considered to be at reasonable upper levels, new equity, if available and if on favourable terms, will be utilized to expand capital programs further. Conversely, on occasions when Zargon's equity may be valued by the stock market at levels perceived to be at a substantial discount to the underlying net asset value, the Company will consider the repurchase of its shares through an issuer bid.

In 2003, Zargon's net capital expenditure program of $39.91 million was fully funded from cash flow from operations, while the remaining cash flow of $14.44 million was used to pay down debt.

CAPITAL SOURCES

($ million)	2003	2002	2001
Cash flow from operations	**54.35**	32.12	32.67
Changes in working capital and other	**2.66**	(3.58)	0.39
Change in bank indebtedness	**(18.30)**	1.14	8.23
Issuance of common shares	**1.20**	5.87	13.89
Total capital sources	**39.91**	35.55	55.18

CASH FLOW FROM OPERATIONS

It is anticipated that the majority, if not Zargon's entire 2004 capital budget, will be financed through the reinvestment of the Company's cash flow from operations. Cash flow is partially influenced by factors that the Company cannot control such as commodity prices, the US/Cdn dollar exchange rates and interest rates. Zargon's 2004 sensitivity to moderate fluctuations in these key business parameters is shown in the accompanying table.

CASH FLOW SENSITIVITY SUMMARY

	Change in 2004 Cash Flow	
	($ million)	($/share)
Change of $1.00 US/bbl in the price of WTI oil	1.40	0.07
Change in oil production of 100 bbl/d	0.60	0.03
Change of $0.10 US/mcf in the price of NYMEX natural gas	1.00	0.05
Change in natural gas production of one mmcf/d	1.30	0.07
Change in $0.01 in the $US/$Cdn exchange rate	1.20	0.06

BANK INDEBTEDNESS

The Company has authorized lines of credit totalling $50 million with a Canadian bank. At December 31, 2003, bank debt was $6.98 million, a decrease of 72 percent from the prior year-end amount of $25.28 million. Effective January 1, 2002 the Company adopted the CICA recommendation that treats revolving demand bank debt as a current liability.

Zargon's combined debt and working capital deficiency of $13.09 million at December 31, 2003 was equivalent to 24 percent of the 2003 cash flow from operations of $54.35 million and slightly less than the fourth quarter cash flow from operations of $13.24 million. At December 31, 2002 the combined debt and working capital deficiency was $28.74 million, equivalent to 89 percent of 2002 cash flow from operations.

EQUITY

At year end 2003, Zargon had 17.99 million shares outstanding. Including the 1.30 million options outstanding (0.99 million vested at December 31, 2003) under the Company stock option plan, Zargon's fully diluted year-end balance of shares outstanding was 19.29 million.

Pursuant to the Company's stock option plan, Zargon issued 355 thousand shares for $1.20 million to employees and directors of the Company in 2003, at an average exercise price of $3.39 per share. In the prior year, 429 thousand shares were issued pursuant to the plan at an average exercise price of $2.94 per share.

On June 17, 2002 Zargon issued 542 thousand common shares as partial consideration for Hadrian Energy Corp. The shares issued were valued at $8.75 per share.

During 2003, 4.77 million Zargon shares traded on The Toronto Stock Exchange with a high of $13.75 per share, a low of $8.26 per share and a close of $13.50 per share. The 2003 trading statistics show a 25 percent year-over-year decrease in trading volume, and a 50 percent increase in the closing stock price. Zargon's market capitalization at year end 2003 was approximately $243 million.

SHAREHOLDERS' EQUITY
($/share)



1.98
2.26
2.97
4.20
4.91
6.26
98
99
00
01
02
03

SEGMENTED GEOGRAPHIC INFORMATION

In calendar 2003 and 2002, approximately 89 percent of Zargon's combined petroleum and natural gas revenue came from Western Canada properties (Alberta, Saskatchewan and Manitoba), with the remaining 11 percent of revenues generated in the United States (North Dakota and Montana).

CONTRACTUAL OBLIGATIONS

Zargon has certain contractual obligations relating to the lease of head office space, field operating leases and transportation contracts that extend over future years as set out in the table below:

CONTRACTUAL OBLIGATIONS

($ million)	Total	2004	2005	2006	Thereafter
Head office lease and other	2.15	0.62	0.60	0.59	0.34
Field operating leases	1.06	0.85	0.21	–	–
Transportation contracts	0.79	0.47	0.22	0.04	0.06
	4.00	1.94	1.03	0.63	0.40

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make judgments and estimates that affect the financial results of the Company. The critical estimates are discussed below.

FULL COST ACCOUNTING

Zargon follows the full cost method of accounting for petroleum and natural gas operations as outlined in Canadian Institute of Chartered Accountants ("CICA") accounting guideline "Oil and Gas Accounting—Full Cost" (AcG-5). Under this accounting method, all costs related to the exploration and development of petroleum and natural gas reserves are capitalized. Capitalized costs, as well as the estimated future expenditures to develop proved reserves, are depleted using the unit of production method based on estimated proved petroleum and natural gas reserves.

PETROLEUM AND NATURAL GAS RESERVES

All of Zargon's petroleum and natural gas reserves are evaluated and reported on by independent petroleum engineering consultants. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels.

CEILING TEST

In applying the full cost method, Zargon calculates a ceiling test on a quarterly basis to ensure that the net carrying value of petroleum and natural gas assets does not exceed the estimated undiscounted future net revenues from production of proved reserves before royalties, plus the cost of undeveloped properties, net of impairment, less amounts associated with future production costs, general and administrative, financing, site restoration and income tax costs. The calculation of future net revenue is based on sales prices, costs and regulations in effect at the period end.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA approved Section 3110, "Asset Retirement Obligations," which requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004. The site restoration liability currently on the balance sheet, which has been calculated using the unit of production method, will be reversed on January 1, 2004. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

PETROLEUM AND NATURAL GAS ASSETS—FULL COST ACCOUNTING

In September 2003, the CICA issued Accounting Guideline 16, "Oil and Gas Accounting—Full Cost" (AcG-16), to replace AcG-5. The new guideline is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and AcG-5 is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test under AcG-5 that uses undiscounted cash flows, constant prices and costs, less general and administrative and financing costs. Zargon is following AcG-5 at December 31, 2003. No write-down of the Company's petroleum and natural gas properties would be required under either method at December 31, 2003. AcG-16 also adopted the reserve evaluation and disclosure requirements of NI 51-101, which have been followed in the preparation of this report.

VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" (AcG-15), which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. Zargon has assessed that this new guideline is not applicable based on the current structure of the Company and therefore has no impact on the consolidated financial statements of the Company.

BUSINESS RISKS AND OUTLOOK

BUSINESS RISKS

Zargon's external business risks arise from the uncertainty of crude oil and natural gas pricing, the uncertainty of interest and exchange rates, environmental and safety issues, and financial and liquidity considerations. Additional risk arises from the production performance of existing properties, the changes in regulatory standards and the uncertain results from capital expenditure programs.

Zargon attempts to minimize pricing and currency exchange uncertainty with a risk management program that encompasses a variety of financial instruments. These include forward sales of oil and natural gas production, put options on both oil and natural gas, costless collars (in which some potential high price gain is given up in return for potential low price support) and US dollar currency hedges in different forms for up to 30 percent of its net oil and natural gas production volumes. In general the Company seeks to use strategies that allow minimum price expectations to be met while preserving most of the Company's

exposure to higher prices. This strategy is designed mainly to protect the Company against periods of unusually low commodity prices and by its nature is likely to produce significant hedging losses when prices are unusually high.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and employee safety procedures.

Financial and liquidity risks are reduced by limiting debt financing to conservative self-imposed debt to cash flow guidelines. Zargon actively manages the risks of its capital programs by concentrating drilling and subsequent development activities in areas where it has demonstrated proven technical capabilities and understanding. Finally, Zargon's capital budget is managed so as to limit capital exposure to any one project or concept to a non-material amount.

CORPORATE OUTLOOK

Zargon remains confident of its ability to maintain its record of consistent, sustainable and profitable growth. For calendar 2004, Zargon has budgeted $45 million of capital expenditures allocated to natural gas exploration, oil exploitation and property acquisition opportunities. In addition, its balance sheet strength will permit Zargon to make a relatively large property or corporate acquisition as value-added opportunities become available.

SELECTED QUARTERLY INFORMATION

				2003				2002
($ million, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Petroleum and natural gas revenue	**24.51**	**23.76**	**24.20**	**29.19**	20.67	16.65	15.50	12.73
Cash flow from operations	**13.24**	**12.34**	**13.53**	**15.23**	10.71	7.75	7.47	6.19
Per diluted share ($)	**0.72**	**0.67**	**0.74**	**0.84**	0.59	0.43	0.42	0.36
Net earnings	**4.03**	**4.51**	**9.25**	**6.74**	4.28	2.27	2.55	1.58
Per diluted share ($)	**0.22**	**0.24**	**0.51**	**0.37**	0.24	0.13	0.14	0.09
Total assets	**175.07**	**166.89**	**160.05**	**159.34**	153.66	146.00	137.76	128.97
Bank indebtedness	**6.98**	**8.92**	**11.47**	**20.78**	25.28	28.71	28.00	25.26

Forward-Looking Statements: This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained in this annual report are as of March 23, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT

The consolidated financial statements of Zargon Oil & Gas Ltd. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgements made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company's accounting records in order to express their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management directors, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

J.O. McCutcheon
Chairman

C.H. Hansen
President and Chief Executive Officer

Calgary, Canada
February 27, 2004

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ZARGON OIL & GAS LTD.

We have audited the consolidated balance sheets of Zargon Oil & Gas Ltd. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
February 27, 2004

Ernst & Young LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ thousand)	2003	2002
ASSETS *[note 5]*		
Current		
Accounts receivable	**12,183**	11,942
Prepaid expenses and deposits	**980**	712
	13,163	12,654
Property and equipment *[note 4]*	**161,907**	141,006
	175,070	153,660
LIABILITIES		
Current		
Bank indebtedness *[note 5]*	**6,978**	25,279
Accounts payable and accrued liabilities	**19,277**	16,118
	26,255	41,397
Future site restoration	**6,026**	4,746
Future income taxes *[note 7]*	**30,200**	20,922
	62,481	67,065
Commitments and contingencies *[notes 9, 10 and 11]*		
SHAREHOLDERS' EQUITY		
Share capital *[note 6]*	**42,200**	40,997
Contributed surplus *[note 2]*	**264**	–
Retained earnings	**70,125**	45,598
	112,589	86,595
	175,070	153,660

See accompanying notes to the consolidated financial statements

On behalf of the Board:

J.O. McCutcheon
Director

C.H. Hansen
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended December 31 ($ thousand, except for per share amounts)	2003	2002
Revenue		
Petroleum and natural gas revenue	**101,657**	65,538
Hedging *[note 9]*	**(2,882)**	669
Royalties (net of Alberta Royalty Tax Credit)	**(22,508)**	(13,508)
	76,267	52,699
Expenses		
Production	**17,201**	15,649
General and administrative	**3,542**	3,455
Stock-based compensation *[note 2]*	**264**	–
Interest	**771**	1,100
Foreign exchange (gain) loss	**(297)**	86
Site restoration	**1,567**	1,268
Depletion and depreciation	**19,008**	13,536
	42,056	35,094
Earnings before income taxes	**34,211**	17,605
Income taxes *[note 7]*		
Future	**9,278**	6,548
Current	**406**	378
	9,684	6,926
Net earnings for the year	**24,527**	10,679
Retained earnings, beginning of year	**45,598**	34,919
Retained earnings, end of year	**70,125**	45,598
Earnings per common share *[note 8]*		
Basic	**1.38**	0.62
Diluted	**1.33**	0.60

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ thousand)	2003	2002
Operating activities		
Net earnings for the year	**24,527**	10,679
Add (deduct) non-cash items:		
Depletion and depreciation	**19,008**	13,536
Site restoration	**1,567**	1,268
Stock-based compensation *[note 2]*	**264**	-
Unrealized foreign exchange (gain) loss	**(297)**	86
Future income taxes	**9,278**	6,548
Cash flow from operations	**54,347**	32,117
Changes in non-cash working capital	**(936)**	(2,587)
	53,411	29,530
Financing activities		
Advances (repayment) of bank indebtedness	**(18,301)**	1,142
Exercise of stock options	**1,203**	1,262
	(17,098)	2,404
Investing activities		
Additions to property and equipment	**(45,124)**	(31,296)
Proceeds on disposal of property and equipment	**5,215**	3,134
Acquisition of Hadrian Energy Corp. (cash portion) *[note 3]*	**-**	(4,875)
Site restoration expenditures	**(287)**	(423)
Changes in non-cash working capital	**3,883**	1,325
	(36,313)	(32,135)
Decrease in cash	**-**	(201)
Cash, beginning of year	**-**	201
Cash, end of year	**-**	-

See accompanying notes to the consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
ALL AMOUNTS ARE STATED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Zargon Oil & Gas Ltd. ("Zargon" or the "Company") is a public company that trades on the Toronto Stock Exchange and is incorporated under the Business Corporations Act (Alberta). The Company is engaged in the exploration, development and production of petroleum (crude oil, natural gas liquids) and natural gas in Canada and the United States ("US").

CONSOLIDATION

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies summarized below.

The consolidated financial statements include the accounts of Zargon Oil & Gas Ltd., all subsidiaries and a partnership. All subsidiaries and a partnership are directly or indirectly wholly owned and their operations are fully reflected in the consolidated financial statements.

REVENUE RECOGNITION

Petroleum and natural gas revenue is recognized in earnings when reserves are produced and delivered to the purchaser.

JOINT OPERATIONS

The majority of the oil and natural gas operations of the Company are conducted jointly with others and accordingly these financial statements reflect only the proportionate interests of the Company in such activities.

PROPERTY AND EQUIPMENT

The Company follows the full cost method of accounting for its oil and natural gas operations whereby all costs relating to the acquisition, exploration and development of oil and natural gas reserves are capitalized and accumulated in separate cost centres for Canada and the US. Such costs include land acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, and costs of drilling and equipping wells.

Depletion and depreciation of petroleum and natural gas properties and equipment is computed using the unit of production method based on the estimated proved reserves of petroleum and natural gas before royalties determined by independent consultants. For purposes of this calculation reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. A portion of the cost of petroleum and natural gas rights relating to undeveloped properties is excluded from depletion calculations. Twenty percent of the year-end balance of these costs is added to the depletion base each year.

The Company applies a ceiling test to capitalized costs on a quarterly basis to ensure that such costs do not exceed the estimated undiscounted future net revenues from production of proved reserves before royalties, plus the cost of undeveloped properties, net of impairment, less amounts associated with future production costs, general and administrative, financing, site restoration and income tax costs. The calculation of future net revenue is based on sales prices, costs and regulations in effect at the period end. Proceeds on the disposal of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized, unless such a disposal would result in a change in the depletion rate of 20 percent or more.

Depreciation of office equipment is provided using the declining balance method at an annual rate of 20 percent.

FUTURE SITE RESTORATION

Estimated future site restoration, including the removal of production facilities at the end of their useful lives, and net of salvage values, are provided for using the unit of production method. This estimate is based on current costs, existing legislation and industry standards. The annual charge is accounted for as an expense and the accumulated provision is reflected as a deferred liability. Actual site restoration costs are deducted from the accumulated provision in the year incurred.

FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized to reduce commodity price risk associated with the Company's production of oil and natural gas. The base prices for the commodities are sometimes denominated in US dollars and the Company may also use such financial instruments to reduce the related foreign currency risk. Financial instruments may also be used from time to time to reduce interest rate risk on outstanding debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company follows a policy of using hedge instruments such as fixed price swaps, forward sales, puts, options and costless collars. The objective is to partially offset or mitigate the wide price swings commonly encountered in oil and natural gas commodities. The Company's policy is to designate each derivative financial instrument employed as a hedge of a specific portion of projected production over the term of the instrument. The Company formally documents its risk management objectives and strategies for undertaking the hedged transactions. This includes assessing the effectiveness of the derivative on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values of the hedged items. The instruments employed may be denominated in US or Canadian dollars. The Company believes the derivative financial instruments used are effective as hedges over their term. In the event that a designated hedge item is sold, extinguished, considered to become ineffective, or otherwise cancelled, any realized or unrealized gain or loss on such derivative commodity instruments is recognized in income. In times of particular price volatility such as the current year, the Company employs puts, options and costless collars as a preference if their cost is commercially acceptable so that most of the benefit of unforeseen high prices will continue to be available.

In the case of forward sales, the instrument can sometimes be satisfied by physical delivery. In all other cases the instrument is satisfied by payments or charges calculated by referring published prices to the agreed reference price in the terms and manner set out in the contract and paid or received monthly. In the case of physical delivery, the payment is part of the normal revenue stream and all other payments or charges are accounted for monthly as adjustments to revenue received.

Interest rate swap agreements are used from time to time to manage the floating interest rate on the Company's revolving bank debt. Such agreements involve the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. At December 31, 2003 and 2002 the Company had no such financial instruments.

Foreign currency swap agreements are used from time to time to manage the risk inherent in producing commodities whose price is based directly or indirectly on US dollars, using a notional principal equal to the projected monthly revenue from their sale. Payments or charges are calculated and paid according to the terms of the agreement, usually with monthly settlement. Foreign currency swap agreements are designated as hedges of revenue that is received in Canadian dollars, but whose amount is determined in foreign currency.

Gains or losses from these contracts, other than forward sales settled by physical delivery, are recognized as hedging gains or losses when realized.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, the Company records future income taxes for the effect of any differences between the accounting and income tax basis of an asset or liability using income tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change is substantively enacted.

FOREIGN CURRENCY TRANSLATION

The Company uses the temporal method of foreign currency translation whereby the monetary assets and liabilities recorded in a foreign currency are translated into Canadian dollars at year-end exchange rates, and non-monetary assets and liabilities at the exchange rates prevailing when the assets were acquired or liability incurred. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses on translation are included in the consolidated statements of earnings.

STOCK OPTIONS AND STOCK-BASED COMPENSATION

Under the Company's stock option plan, options to purchase common shares are granted to directors, officers and employees at current market prices. Options granted by the Company in 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value using a Black-Scholes option-pricing model. No compensation expense has been recorded on options issued in 2002 (see note 6).

PER SHARE AMOUNTS

The Company follows the treasury stock method for the computation and disclosure of diluted per common share amounts. Under this method, the diluted weighted average number of common shares is calculated assuming that the proceeds from the exercise of dilutive options are used to purchase common shares at the average market price for the period.

MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration are based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

2. CHANGE IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation. As permitted by this new pronouncement, the Company prospectively adopted the fair-value method of accounting for stock options granted to employees and directors. Stock-based compensation is recorded in the consolidated statements of earnings as a separate expense for all options granted on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. The Company recognized $264,000 of compensation expense for options granted during 2003 (see note 6 for further details). Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather, the Company accounts for forfeitures as they occur.

In the event that vested options expire without being exercised, previously recognized compensation expense associated with such stock options is not reversed. For options granted prior to January 1, 2003, Zargon continues to disclose the pro forma earnings impact of related stock-based compensation expense as permitted by the new accounting pronouncement (see note 6).

3. ACQUISITION

On June 17, 2002, the Company acquired all of the outstanding shares of Hadrian Energy Corp. ("Hadrian"), a private oil and gas company, for consideration of $9.60 million. Consideration consisted of $4.745 million cash and the issuance of 542,340 Zargon common shares valued at $8.75 per share. Costs of $0.13 million were incurred to effect the transaction and were charged to share capital. The results of operations for Hadrian have been included in the consolidated financial statements since June 17, 2002. The acquisition was accounted for by the purchase method as follows:

($ thousand)	2002
Working capital	**(816)**
Property and equipment	**7,386**
Future income tax asset	**3,792**
Future site restoration	**(760)**
Total consideration	**9,602**

4. PROPERTY AND EQUIPMENT

	2003		
($ thousand)	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties and equipment	**229,167**	**67,639**	**161,528**
Office equipment	**1,009**	**630**	**379**
	230,176	**68,269**	**161,907**

	2002		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	189,376	48,725	140,651
Office equipment	891	536	355
	190,267	49,261	141,006

At December 31, 2003, petroleum and natural gas properties and equipment include $14,498,000 (2002—$11,139,000) relating to undeveloped properties that have been excluded from the depletion calculation.

In 2003 the Company calculated its year-end ceiling test pertaining to the Canadian cost centre using the December monthly average field oil and liquids sale price of $35.79 per barrel and natural gas sales price of $6.01 per thousand cubic feet. The calculation pertaining to the US cost centre used the December monthly average field oil and liquids sale price of $34.67 per barrel and natural gas sales price of $5.21 per thousand cubic feet. No ceiling test write-down was required in either cost centre as a result of this test as at December 31, 2003. Additionally, had period end prices been used no ceiling test write-down would have been required.

5. BANK INDEBTEDNESS

The Company has a revolving demand credit facility that provides for a line of credit of $50,000,000 bearing interest at prime (December 31, 2003—4.5 percent; 2002—4.5 percent) and has pledged an assignment of accounts receivable, a first floating charge on all of the

Canadian assets and a fixed charge over certain property and equipment as collateral. The Company also has letters of credit outstanding in the amount of US $365,000 at December 31, 2003 (US $270,000 at December 31, 2002).

Through to June 2003 the Company also had a revolving demand credit facility in the United States for US $4,300,000 bearing interest at US prime plus 3/4 percent (December 31, 2002—5 percent) and had pledged a first floating charge on all of the US assets and a fixed charge over certain US property and equipment as collateral. As at December 31, 2002, bank indebtedness relating to US operations was $248,000 Cdn. This facility was cancelled during 2003.

6. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred and second preferred shares.

COMMON SHARES

	2003		2002	
(thousand)	**Number of Shares**	**Amount $**	Number of Shares	Amount $
Shares issued				
Balance, beginning of year	**17,637**	**40,997**	16,666	35,066
Shares issued for Hadrian	**-**	**-**	542	4,669
Stock options exercised	**355**	**1,203**	429	1,262
Balance, end of year	**17,992**	**42,200**	17,637	40,997

On July 17, 2002 the Company issued 542,340 common shares as partial consideration for Hadrian Energy Corp. (note 3). The common shares issued were valued at $8.75 per share. Costs of $134,000 have been recorded net of tax of $57,000.

STOCK OPTIONS

The Company has a stock option plan available to employees and directors with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase, in aggregate, up to 10 percent of the issued and outstanding common shares. The options vest after one, two or three years and expire not more than five years from the date of grant. Each option can be exercised for one common share of the Company.

Stock options to acquire common shares are granted to employees and directors from time to time at exercise prices equal to the market value of the shares at the date of the grant.

The Company has reserved 1,476,000 shares at December 31, 2003 (December 31, 2002—1,431,000) for issuance under the stock option plan.

A summary of the status of the Company's stock option plan as at December 31, 2003 and 2002, and changes during the years ending on those dates is presented below:

	2003		2002	
	Shares (thousand)	**Weighted Average Exercise Price $**	Shares (thousand)	Weighted Average Exercise Price $
Outstanding at beginning of year	**1,215**	**5.10**	1,199	3.36
Granted	**459**	**9.50**	466	7.69
Exercised	**(355)**	**3.39**	(429)	2.94
Cancelled	**(22)**	**9.30**	(21)	7.37
Outstanding at end of year	**1,297**	**7.05**	1,215	5.10
Options exercisable at end of year	**985**	**6.25**	750	3.49

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices $	Number Outstanding at 12/31/03 (thousand)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $	Number Exercisable at 12/31/03 (thousand)	Weighted Average Exercise Price $
2.60	175	0.3 years	2.60	175	2.60
4.05 to 5.40	260	2.2 years	4.80	260	4.80
7.20 to 7.45	342	3.0 years	7.43	342	7.43
8.28 to 9.05	83	3.2 years	8.96	77	8.95
9.30 to 11.74	437	4.1 years	9.51	131	9.33
	1,297		7.05	985	6.25

STOCK-BASED COMPENSATION

As discussed in note 2, the Company continues to disclose the pro forma effect of stock-based compensation on net earnings and earnings per basic and diluted common share. For purposes of these pro forma disclosures, the Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant. The estimated fair value of options is amortized to expense over the options' vesting periods. For stock options granted in 2002, the Company's net earnings would be reduced by $215,000 for the year ended December 31, 2003 and by $654,000 for the year ended December 31, 2002. The 2002 stock option grants were allocated over a vesting period of one year while the 2003 grants vest over three years. Basic and diluted earnings per share figures would have been reduced by $0.01 and $0.01, respectively, for 2003 and by $0.04 and $0.04, respectively, for 2002.

The assumptions made for the options granted for 2003 include a volatility factor of expected market price of 21.92 percent, a weighted average risk-free interest rate of 3.90 percent, no dividend yield and a weighted average expected life of options of four years.

The assumptions made for the options granted for 2002 include a volatility factor of expected market price of 18.60 percent, a weighted average risk-free interest rate of 5.16 percent, no dividend yield and a weighted average expected life of options of four years.

7. INCOME TAXES

Income taxes differ from the amounts which would be obtained by applying statutory income tax rates to earnings before income taxes as follows:

($ thousand)	2003	2002
Statutory income tax rate	**41.58%**	42.61%
Computed income taxes	**14,225**	7,501
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of Alberta Royalty Tax Credit	**3,856**	2,884
Resource allowance	**(4,724)**	(3,467)
Rate adjustment	**(4,314)**	(162)
Large corporation and capital taxes	**406**	378
Other	**235**	(208)
	9,684	6,926

As at December 31, 2003, the Company has exploration and development costs, unamortized petroleum and natural gas property expenditures, undepreciated capital costs, unamortized share issue costs and non-capital loss carry forwards available for deduction against future taxable earnings in aggregate of approximately $78,780,000 (December 31, 2002—$86,893,000).

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's net future income tax liability are as follows:

($ thousand)	2003	2002
Net book value of property and equipment in excess of tax pools	**19,501**	16,982
Deferred partnership earnings*	**13,637**	9,816
Future site restoration	**(2,144)**	(1,529)
Non-capital loss carry forwards expiring by 2008	**(395)**	(4,062)
Share issue costs	**(240)**	(242)
Provincial rebate	**(159)**	(43)
	30,200	20,922

** The Company's current organizational structure includes a partnership arrangement, which by its nature defers taxable earnings to a future taxation year.*

8. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

(thousand)	2003	2002
Weighted average number of common shares outstanding during the year	**17,824**	17,233
Diluted weighted average number of common shares outstanding during the year	**18,373**	17,795

Shares of 549,042 (2002—561,999) were added to the weighted average number of common shares outstanding during the year in the calculation of diluted per common share amounts. These share additions represent the dilutive effect of stock options according to the treasury stock method. Adjustments to the numerator amounts were not required in such calculations.

9. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments of the Company consist of accounts receivable, accounts payable, and bank indebtedness. As at December 31, 2003 and 2002, there are no significant differences between the carrying values of these amounts and their estimated market values.

CREDIT RISK MANAGEMENT

Accounts receivable include amounts receivable for petroleum and natural gas sales that are generally made to large credit-worthy purchasers, and amounts receivable from joint venture partners that are recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

The Company is exposed to losses in the event of non-performance by counterparties to hedge transactions.The Company minimizes credit risk associated with possible non-performance to these financial instruments by entering into contracts with only highly rated counterparties, limits on exposures to any one counterparty, and monitoring procedures. The Company believes these risks are minimal.

INTEREST RATE RISK MANAGEMENT

Borrowings under bank credit facilities are for short periods and are market-rate-based (variable interest rates); thus carrying values approximate fair values.

FOREIGN CURRENCY RISK MANAGEMENT

The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and to a large extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to US dollars in order to manage the risk (see table below).

COMMODITY PRICE RISK MANAGEMENT

The Company enters into hedge transactions on oil and natural gas. The agreements entered into are forward transactions providing the Company with a range of fixed prices on the commodities sold.

The Company has outstanding contracts at December 31, 2003 and 2002 as follows:

At December 31, 2003

	Volume	Rate	Price	Range of Terms
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04–Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04–Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04–Mar. 31/04

At December 31, 2002

	Volume	Rate	Price	Range of Terms
Oil swaps	36,800 bbl	200 bbl/d	$24.80 US/bbl	Jul. 1/03–Dec. 31/03
	36,200 bbl	200 bbl/d	$23.60 US/bbl	Jan. 1/03–Jun. 30/03
	146,000 bbl	400 bbl/d	$23.98 US/bbl	Jan. 1/03–Dec. 31/03
Natural gas swaps	360,000 gj	4,000 gj/d	$3.85/gj	Jan. 1/03–Mar. 31/03
	428,000 gj	2,000 gj/d	$4.85/gj	Apr. 1/03–Oct. 31/03
Natural gas collars	360,000 gj	4,000 gj/d	$3.85/gj Put $8.05/gj Call	Jan. 1/03–Mar. 31/03
	428,000 gj	2,000 gj/d	$4.00/gj Put $6.10/gj Call	Apr. 1/03–Oct. 31/03
Currency collar	$1,000,000 Cdn	–	$1.56 Put $1.62 Call	Jan. 1/03–Dec. 31/03

At December 31, 2003, the cost to settle the above contracts would have been $894,000, and as at December 31, 2002, the cost to settle the above contracts would have been $2,867,000. These instruments have no book values recorded in the consolidated financial statements.

10. COMMITMENTS

The Company is committed to future minimum payments for natural gas transportation contracts in addition to operating leases for office space, office equipment, vehicles and field equipment. Payments required under these commitments for each of the next four years are: 2004—$1,940,000; 2005—$1,032,000; 2006—$623,000; 2007—$365,000; and thereafter $38,000.

11. CONTINGENCIES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers. The Company is party to various legal claims associated with the ordinary conduct of business. The Company does not anticipate that these claims will have a material impact on the Company's financial position.

12. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	2003	2002
Cash interest paid	**714**	1,150
Cash taxes paid	**360**	378

13. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	2003		
($ thousand)	Canada	United States	Combined
Petroleum and natural gas revenue	**90,034**	**11,623**	**101,657**
Property and equipment	**139,900**	**22,007**	**161,907**
Total assets	**152,061**	**23,009**	**175,070**
Net capital expenditures	**33,373**	**6,536**	**39,909**

	2002		
($ thousand)	Canada	United States	Combined
Petroleum and natural gas revenue	58,360	7,178	65,538
Property and equipment	123,761	17,245	141,006
Total assets*	135,570	18,090	153,660
Net capital expenditures**	33,603	1,945	35,548

** Total asset amounts from prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.*

*** Includes property from corporate acquisition.*

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

TWELVE-YEAR FINANCIAL AND OPERATING SUMMARY

	2003	2002	2001
FINANCIAL ($ thousand, except for per share amounts)			
Petroleum and natural gas revenue	**101,657**	65,538	63,795
Less expenses—cash items			
Royalties (net of Alberta Royalty Tax Credit)	**22,508**	13,508	14,222
Production	**17,201**	15,649	11,933
General and administrative (net)	**3,542**	3,455	3,083
Hedging	**2,882**	(669)	573
Interest	**771**	1,100	957
Current and capital taxes	**406**	378	358
Cash flow from operations	**54,347**	32,117	32,669
Less expenses—non-cash items			
Depletion, depreciation and foreign exchange	**18,711**	13,622	10,683
Future income tax	**9,278**	6,548	7,806
Site restoration	**1,567**	1,268	1,045
Stock-based compensation	**264**	–	–
Net earnings	**24,527**	10,679	13,135
Per share, diluted			
Cash flow ($/share)	**2.96**	1.81	2.03
Net earnings ($/share)	**1.33**	0.60	0.82
Net capital expenditures	**39,909**	35,548	55,176
Balance sheet at year end			
Property and equipment, net	**161,907**	141,006	118,994
Bank and other debt	**6,978**	25,279	24,137
Shareholders' equity	**112,589**	86,595	69,985
Shareholders' equity ($/share)	**6.26**	4.91	4.20
Weighted average common shares outstanding (thousand)	**17,824**	17,233	15,558
Year-end common shares outstanding (thousand)	**17,992**	17,637	16,666
OPERATIONS			
Total production (boe/d)	**7,446**	6,349	5,553
Oil and liquids (bbl/d)	**3,287**	2,968	2,441
Natural gas (mmcf/d)	**24.95**	20.29	18.67
Equivalent per million shares (boe/d)	**418**	368	357
Total proved reserves (mboe)	**18,859**	21,870	20,605
Proved oil and liquids (mbbl)	**10,505**	11,114	10,482
Proved natural gas (bcf)	**50.13**	64.54	60.74
Total proved and probable reserves (mboe) [1]	**24,994**	24,313	23,199
Proved and probable oil and liquids (mbbl) [1]	**13,566**	12,445	11,948
Proved and probable natural gas (bcf) [1]	**68.58**	71.21	67.51
Equivalent per share—year end (boe) [1]	**1.39**	1.38	1.39
Average selling prices (before hedges)			
WTI crude oil price ($US/bbl)	**31.04**	26.08	25.90
FOB Edmonton crude oil price ($/bbl)	**43.14**	39.94	39.18
Zargon field oil price ($/bbl)	**36.66**	34.45	31.86
NYMEX Henry Hub Price ($US/mmbtu)	**5.49**	3.35	3.94
Alberta AECO natural gas price ($/mmbtu)	**6.70**	4.18	5.43
Zargon field natural gas price ($/mcf)	**6.33**	3.81	5.19
Other Data			
Wells drilled, net	**38.6**	31.6	47.7
Undeveloped land (thousand net acres)	**398.4**	331.3	240.7
Closing share price ($/share)	**13.50**	9.00	7.20

1 *In this table the established reserves (proved plus 50 percent probable) for the prior years (1992–2002) are used as a comparison to the December 31, 2003 proved and probable reserves. This adjustment is necessary due to the change in reserve risk assessments required to comply with new NI 51-101 reserve guidelines.*

2000	1999	1998	1997	1996	1995	1994	1993	1992
53,306	24,048	14,264	16,800	12,150	8,244	5,748	4,016	2,130
10,716	4,033	1,837	2,652	2,075	1,293	997	751	529
8,615	6,120	5,080	5,081	3,324	2,875	2,095	1,474	658
2,189	1,463	1,252	1,035	741	508	416	277	205
2,733	1,095	(180)	44	434	–	–	–	–
1,269	592	377	142	232	313	122	196	134
288	103	77	181	236	–	–	(39)	59
27,496	10,642	5,821	7,665	5,108	3,255	2,118	1,357	545
6,801	4,750	3,659	3,276	2,028	1,733	1,180	830	382
8,713	1,046	430	1,421	910	507	21	40	5
720	585	482	490	267	215	194	128	21
–	–	–	–	–	–	–	–	–
11,262	4,261	1,250	2,478	1,903	800	723	359	137
1.86	0.70	0.43	0.62	0.51	0.37	0.28	0.25	0.16
0.76	0.29	0.10	0.20	0.19	0.10	0.09	0.08	0.05
30,514	16,945	12,477	13,371	7,821	5,526	4,730	6,017	1,972
74,394	50,383	38,189	29,371	20,776	14,983	11,604	8,146	3,021
15,902	14,116	6,178	4,872	491	2,864	2,040	400	1,393
42,522	32,523	29,320	22,364	18,060	11,127	9,048	7,696	1,575
2.97	2.26	1.98	1.80	1.54	1.20	1.12	1.02	0.61
14,408	14,686	13,025	12,051	9,659	8,441	7,595	5,781	4,050
14,315	14,420	14,810	12,553	10,486	9,261	8,061	7,510	4,050
4,140	3,236	2,563	2,445	1,629	1,347	993	771	362
1,725	1,711	1,508	1,385	1,012	885	616	426	256
14.49	9.15	6.33	6.36	3.70	2.77	2.26	2.07	0.63
287	224	196	203	169	159	131	133	89
16,200	12,387	9,736	7,811	5,903	4,213	3,499	2,743	1,000
6,340	5,210	5,072	4,134	3,706	2,744	2,099	1,371	720
59.16	43.06	27.99	22.06	13.18	8.82	8.40	8.23	1.68
18,728	14,310	11,339	8,950	7,193	5,404	4,693	3,743	1,253
7,508	6,150	6,028	4,917	4,217	3,365	2,838	2,007	863
67.28	48.96	31.87	24.20	17.86	12.24	11.13	10.75	2.34
1.31	0.99	0.77	0.71	0.69	0.58	0.58	0.50	0.31
30.20	19.24	14.42	20.61	22.01	18.40	17.17	18.48	20.55
44.33	27.35	20.08	27.64	29.23	24.04	21.86	21.90	23.52
40.73	25.02	17.80	24.70	26.91	21.79	19.41	18.53	20.25
4.31	2.27	2.09	2.48	2.72	1.69	1.92	2.12	–
5.60	2.92	2.07	1.80	1.47	1.19	1.96	1.93	1.36
5.20	2.52	1.93	1.86	1.62	1.19	1.67	1.49	0.93
38.6	18.8	4.9	14.6	8.5	6.5	6.9	0.1	–
213.1	177.2	115.8	81.4	63.5	44.5	23.6	18.1	9.5
4.45	3.00	2.40	3.40	2.32	1.80	1.07	1.10	–

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison [2][3]
Oakville, Ontario

H. Earl Joudrie [3]
Toronto, Ontario

Kyle D. Kitagawa [1]
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

James D. Peplinski [2][4]
Calgary, Alberta

Byron J. Seaman [1]
Calgary, Alberta

J. Graham Weir [1][4]
Calgary, Alberta

William J. Whelan [1][2]
Calgary, Alberta

Grant A. Zawalsky [3][4]
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

1 Audit Committee
2 Compensation Committee
3 Governance Committee
4 Reserves Committee

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Trading Symbol: ZAR

TRANSFER AGENT
Valiant Trust Company
510, 550-6th Avenue S.W.
Calgary, Alberta T2P 0S2

BANKER
The Toronto-Dominion Bank
2 Calgary Place, 340-5th Avenue S.W.
Calgary, Alberta T2P 2P6

LEGAL COUNSEL
Burnet Duckworth & Palmer LLP
1400, 350-7th Avenue S.W.
Calgary, Alberta T2P 3N9

CONSULTING ENGINEERS
McDaniel & Associates Consultants Ltd.
2220, 255-5th Avenue S.W.
Calgary, Alberta T2P 3G6

AUDITORS
Ernst & Young LLP
1000, 440-2nd Avenue S.W.
Calgary, Alberta T2P 5E9

HEAD OFFICE
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca
Website: www.zargon.ca

ANNUAL MEETING

The Annual General and Special Meeting of Shareholders will be held on Monday, May 17, 2004 at 2:00 p.m. at the Metropolitan Centre, Strand/Tivoli Room, 333-4th Avenue S.W. Calgary, Alberta. Shareholders are encouraged to attend.

ZARGON YEAR-END SHARE PRICE


1.10
1.07
1.80
2.32
3.40
2.40
3.00
4.45
7.20
9.00
13.50
93 94 95 96 97 98 99 00 01 02 03

bbl	Barrel
bbl/d	Barrels of oil per day
bcf	Billion cubic feet
boe	Barrel of oil equivalent (6 mcf is equivalent to 1 bbl)
boe/d	Barrel of oil equivalent per day
btu	British thermal units
FD&A	Finding, development and acquisition
gj	Gigajoule
m	Thousand
mm	Million
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
PV	Present value
PVBT	Present value before tax

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained in this annual report are as of March 23, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Designed and Produced by Karo

Printed in Canada


ZARGON
OIL & GAS LTD.

700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265 3026
Email: zargon@zargon.ca
Website: www.zargon.ca


VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 19, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Zargon Oil & Gas Ltd.
Annual and Special Meeting of Shareholders
To Be Held on May 17, 2004

In our capacity as the Agent for Zargon Oil & Gas Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Zargon Oil & Gas Ltd., on **April 19, 2004**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Zargon Oil & Gas Ltd.
Attn: Ms. Tracy Howard

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **ZARGON OIL & GAS LTD.** ("CORPORATION"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD **MAY 17, 2004.**

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN OFFICER OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **APRIL 19, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 2, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION COPIES OF EXHIBITS "A" THROUGH "E" AND "G";**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR-PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR REGISTERED SHAREHOLDERS marked EXHIBIT "E" and identified by me;

   (f) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR NON-REGISTERED SHAREHOLDERS marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 19, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 19TH DAY OF APRIL 2004.

"Pam Elliott"	"Philip Menard"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on November 15, 2006.	PHILIP MENARD



2005 FIRST QUARTER REPORT

FINANCIAL & OPERATING HIGHLIGHTS

For the first quarter of 2005, Zargon Energy Trust is pleased to report record operating results derived from continued high commodity prices and a stable production base maintained by a successful self-funded exploration and development capital program.

Highlights from the three months ended March 31, 2005 are noted below:

- Record high crude oil prices and continued strong natural gas prices combined with stable production volumes resulted in record revenues and cash flows for the Trust. Revenues for the 2005 first quarter of $34.12 million were 23 percent above first quarter 2004 and four percent above the prior quarter, while cash flow from operations of $17.48 million was 11 percent higher than the 2004 first quarter and 14 percent higher than the 2004 fourth quarter levels.

- First quarter 2005 production averaged 8,446 barrels of equivalent per day, an increase of seven percent from first quarter 2004 and level with the preceding quarter. Production of natural gas averaged 29.10 million cubic feet per day as completions and tie-ins from drilling programs in the Alberta Plains and the West Central Alberta core areas offset natural declines. Oil and liquids production averaged 3,596 barrels per day, bolstered by the prior year's development drilling and acquisition program in the Williston Basin core area. Production on a per million trust unit outstanding basis averaged 452 barrels of equivalent per day, which was four percent higher than the prior year's first quarter average and was essentially unchanged from the 2004 fourth quarter level.

- The Trust paid three monthly cash distributions of $0.14 per trust unit in the 2005 first quarter for a total of $6.60 million. These distributions were equivalent to a payout ratio of 45 percent of the Trust's record first quarter cash flow of $0.93 per diluted trust unit, or reflecting the effect of the exchangeable shares that do not receive cash distributions, a 38 percent payout of the Trust's total cash flow. Capital expenditures included $10.07 million for the first quarter exploration and development program of 11.7 net wells plus a modest $0.62 million of property acquisitions. The Trust's balance sheet remains very strong with the Trust's net debt to annualized cash flow at less than 0.4 times as at March 31, 2005. During the first quarter the Trust financed 100 percent of its distribution and capital expenditure program from cash flows.

Three months ended March 31 (unaudited)	**2005**	2004	Percent Change
FINANCIAL			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**34.12**	27.70	23
Cash flow from operations	**17.48**	15.73	11
Cash distributions	**6.60**	-	-
Net earnings	**5.14**	5.54	(7)
Net capital expenditures	**10.69**	9.77	9
Per Trust Unit, Diluted			
Cash flow from operations ($/unit)	**0.93**	0.84	11
Net earnings ($/unit)	**0.32**	0.30	7
Cash Distributions ($/trust unit)	**0.42**	-	-
Balance Sheet at Period End ($ million)			
Property and equipment, net	**227.01**	171.58	32
Bank indebtedness	**18.23**	3.68	395
Unitholders' equity	**133.11**	119.09	12
Total Units Outstanding at Period End (million)	**18.71**	18.24	3
OPERATING			
Average Daily Production			
Oil and liquids (bbl/d)	**3,596**	3,355	7
Natural gas (mmcf/d)	**29.10**	27.21	7
Equivalent (boe/d)	**8,446**	7,889	7
Equivalent per million total units (boe/d)	**452**	435	4
Average Selling Price (before hedges)			
Oil and liquids ($/bbl)	**50.79**	39.96	27
Natural gas ($/mcf)	**6.75**	6.26	8
Wells Drilled, Net	**11.7**	9.9	18
Undeveloped Land at Period End (thousand net acres)	**374**	405	(8)

Notes: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe).

Average daily production per million total units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

PRODUCTION

Natural gas production volumes averaged 29.10 million cubic feet per day in first quarter 2005, a gain of seven percent from the corresponding period of 2004 and one percent from the preceding quarter. Production gains came from exploration and development programs at Zargon's principal gas property located at Jarrow in the Alberta Plains and from West Central Alberta exploration initiatives at Highvale, Pembina and selected properties in the Peace River Arch.

Oil and liquids production of 3,596 barrels per day in the 2005 first quarter showed a seven percent increase over the 2004 first quarter and a one percent decline from the preceding quarter. The year-over-year gains came from 2004 Williston Basin acquisition and exploitation initiatives. Despite a very limited first quarter 2005 oil drilling program, the Williston Basin's low decline waterflood projects and production additions from the fourth quarter 2004 drilling program maintained essentially stable production volumes in the 2005 first quarter.

CAPITAL EXPENDITURES*

During the first quarter of 2005, Zargon drilled 13 gross wells (11.7 net) that delivered 8.7 net natural gas wells, 2.0 net oil wells and 1.0 net dry hole for a 91 percent success ratio. Natural gas wells drilled in the first quarter include 6.3 net wells at Jarrow in the Alberta Plains plus 2.4 net wells at Pembina in West Central Alberta. The first quarter's 2.0 net oil wells at Pinto and Weyburn were both development wells in the Williston Basin.

A full roster of 24 wells is scheduled for the 2005 spring–summer field program with 12 wells planned in the Alberta Plains and six West Central Alberta locations in Pembina, Highvale and the Peace River Arch. Two of the Alberta Plains locations are Taber oil targets while the balance of the Alberta locations are targeting natural gas. Six wells are scheduled for Williston Basin oil targets including five horizontals at Steelman, Pinto, Ralph and Elswick in Southeast Saskatchewan and at Haas, North Dakota.

Crown land sale prices have continued to escalate in the current environment of high industry activity and Zargon has continued to post land and bid at Crown sales, but on a selected basis. Land expiries in the first quarter 2005 of approximately 13 thousand net acres were almost wholly offset by land purchases. Zargon's undeveloped land inventory at March 31, 2005 totalled 374 thousand net acres.

Because of the property market's current high valuation levels, Zargon's acquisitions in the first quarter of 2005 were limited to five small transactions in the Williston Basin with an aggregate cost of $0.62 million. The interests acquired were at the Ralph and Elswick properties in Southeast Saskatchewan and at the Truro property in North Dakota.

GUIDANCE*

In the March 15, 2005 press release announcing the 2004 annual results, first half 2005 production guidance for the Trust was set at 8,500 barrels of equivalent per day based on estimates of 29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids. The first quarter results of 8,446 barrels of equivalent per day (29.10 million cubic feet per day of natural gas and 3,596 barrels per day of oil and liquids) were within one percent of these guidance levels.

Due to the combined effects of an early spring and the high levels of competition for field services, Zargon deferred some first quarter exploration and development capital programs into the second and third quarters of this year. Based on the impact of these capital program delays combined with the seasonal spring production curtailments due to road bans and facility turnarounds, the Trust now anticipates that the production for the 2005 second quarter will average 8,250 barrels of equivalent per day comprised of 28.50 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids. With the mid-May commencement of our expanded spring and summer drilling programs, the Trust is forecasting that second half 2005 production volumes will exceed 8,500 barrels of equivalent per day (29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids). These forecasts are premised on the Trust's internally funded $40

million 2005 exploration and development capital program, which will emphasize Williston Basin oil exploitation and Alberta Plains natural gas exploration and development.

The aforementioned production guidance volumes do not include an allowance for 2005 property or corporate acquisition programs that would be funded on an opportunistic basis by bank debt or possibly equity issues. Zargon's acquisition initiatives will continue to be focused on acquiring underdeveloped oil properties (particularly in the Williston Basin) or undeveloped natural gas prospective lands that provide Zargon exploration and development opportunities to sustain production and reserves on a per unit basis, while distributing 50 percent of the Trust's cash flows attributed to the outstanding unitholders.

* Please see comments on *"Forward-Looking Statements"* on the last page of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of May 11, 2005.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the three months ended March 31, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. The comparative figures referred to in the consolidated financial statements and this MD&A include the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE FIRST QUA RTER

- During the first quarter of 2005, the Trust realized record cash flow of $17.48 million and declared monthly distributions of $0.14 per trust unit with a total of $6.60 million ($0.42 per trust unit) paid or declared distributable to unitholders, resulting in a payout ratio of 38 percent of cash flow or 45 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices received (before risk management losses) for oil and liquids rose to $50.79 per barrel and natural gas rose to $6.75 per thousand cubic feet, an eight percent and four percent increase, respectively from the fourth quarter of 2004. Production of 8,446 barrels of oil equivalent was relatively unchanged from the fourth quarter of 2004.

- During the first quarter of 2005, the Trust drilled 13 gross wells (11.7 net) with a 91 percent success rate. Total capital expenditures were $10.69 million for the quarter.

- The Trust continues to maintain a strong balance sheet with a combined debt and working capital deficiency of $22.44 million (excluding unrealized risk management liability), which represents just under four months of the first quarter 2005 annualized cash flow.

FINANCIAL ANALYSIS

In the first quarter of 2005, Zargon reported record levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2005 revenue of $34.12 million was four percent above $32.90 million in fourth quarter 2004 and 23 percent above $27.70 million in first quarter 2004. During the first quarter 2005, commodity prices continued their strength and accounted for the majority of the year-over-year quarterly revenue difference. Cash flow from operations in first quarter 2005 of $17.48 million was 14 percent above the preceding quarter and 11 percent above first quarter 2004. Net earnings for first quarter 2005 of $5.14 million were four percent below the preceding quarter and seven percent below the prior year first quarter.

Natural gas production increased by one percent in first quarter 2005 to 29.10 million cubic feet per day from 28.93 million cubic feet per day in fourth quarter 2004 and was seven percent above the 2004 first quarter. As part of Zargon's sustainability strategy, the natural gas drilling program continues to offset natural gas declines. Oil and liquids production during the first quarter of 2005 was 3,596 barrels per day which is slightly below the 2004 fourth quarter amount of 3,618 barrels per day and seven percent above the first quarter of 2004. The year-over-year increase in oil and liquids production is primarily due to the July 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area. On a barrel of oil equivalent basis, Zargon produced 8,446 barrels of equivalent per day, which is relatively unchanged from the 8,440 barrels of equivalent per day in the fourth quarter of 2004 and a seven percent increase when compared to the first quarter of 2004.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of working interest production in order to partially offset the effects of large price fluctuations. Because our risk management strategy is protective in nature and is designed to guard the Trust against extreme effects on cash flow from sudden falls in prices and revenues, upward price trends tend to produce overall losses. Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges as at March 31, 2005, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at that time. Thus, the 2005 first quarter's high oil and natural gas prices brought about a realized risk management loss of $0.79 million that compares to a $1.56 million realized loss in fourth quarter 2004 and a $0.27 million realized loss in first quarter 2004. The unrealized risk management loss for the first quarter of 2005 was $2.26 million. Zargon's

commodity risk management positions are fully described in note 9 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $8.04 million for the first quarter of 2005, an increase of two percent from the preceding quarter and an increase of 36 percent from $5.92 million in the first quarter of 2004. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2004 to 23.8 percent in fourth quarter 2004 and 23.5 percent in the first quarter of 2005. The higher royalty rates in the fourth quarter of 2004 and the first quarter of 2005 compared to the first quarter of 2004 are a result of adjustments related to prior periods and Zargon expects that its royalty rate will approximate 23 percent in 2005 based on current prices and production rates.

On a unit of production basis, production costs of $7.74 per barrel of equivalent in the first quarter of 2005 compare with $8.09 in the preceding quarter and $6.43 in the first quarter of 2004. The containment of this trend to increased per unit operating costs will be a key ongoing initiative for Zargon during this current period of increasing industry-wide cost pressures.

Operating Netbacks

	2005		2004	
Three months ended March 31	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**50.79**	**6.75**	39.96	6.26
Realized risk management loss	**(2.83)**	**0.05**	(1.93)	0.13
Royalties	**(11.67)**	**(1.63)**	(8.30)	(1.37)
Production costs	**(10.34)**	**(0.97)**	(9.29)	(0.72)
Operating netbacks	**25.95**	**4.20**	20.44	4.30

Net of recoveries, general and administrative expenses were $1.72 per barrel of equivalent in first quarter 2005 compared to $1.71 in the preceding quarter and $1.34 in first quarter 2004. Increased salaries and addition of staff, increased regulatory reporting costs and fees as well as costs related to operating in a trust format have caused the upward cost pressures on general and administrative expense on a per unit of production basis.

Expensing of unit-based compensation in the first quarter of 2005 was $0.33 million, a 54 percent decrease from the previous quarter. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has assessed the impact on 2004 unit-based compensation expense, and there is no significant impact. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model.

Interest expense in the first quarter was $0.18 million, $0.03 million lower than the previous quarter amount of $0.21 million and an increase of $0.10 million from $0.08 million in the first quarter of 2004. The primary reason for the increase on a year-over-year basis is the increase in average bank indebtedness.

Capital and current income taxes increased $0.13 million to $0.44 million from the fourth quarter of 2004 and $0.32 million when compared to the first quarter of 2004. The primary reason for this increase is due to current income taxes being incurred related to the Trust's United States operations as a result of the increasing profitability of those operations due to high commodity prices.

Trust Netbacks

Three months ended March 31 ($/boe)	**2005**	2004
Petroleum and natural gas revenue	**44.90**	38.59
Realized risk management loss	**(1.04)**	(0.38)
Royalties	**(10.57)**	(8.25)
Production costs	**(7.74)**	(6.43)
Operating netbacks	**25.55**	23.53
General and administrative	**(1.72)**	(1.34)
Interest	**(0.24)**	(0.12)
Capital and current income taxes	**(0.58)**	(0.16)
Cash flow netbacks	**23.01**	21.91
Depletion and depreciation	**(11.53)**	(8.66)
Unrealized risk management loss	**(2.97)**	-
Accretion of asset retirement obligations	**(0.39)**	(0.36)
Unit/stock-based compensation	**(0.43)**	(0.13)
Unrealized foreign exchange	**(0.07)**	0.06
Future income taxes	**0.42**	(5.11)
Earnings before non-controlling interest	**8.04**	7.71

Depletion and depreciation expense for the first quarter of 2005 increased 13 percent to $8.76 million, compared to $7.77 million in the prior quarter, and 41 percent when compared to the first quarter of 2004. On a per barrel of equivalent basis, the depletion and depreciation rates were $11.53, $10.00 and $8.66 for the first quarter of 2005 and the fourth and first quarters of 2004, respectively. In the first quarter 2005 approximately $1.10 million ($1.45 on a per barrel of equivalent basis) of depletion and depreciation expense is attributable to the increase in the property and equipment balance from the conversion of exchangeable shares due to the application of EIC-151 and the remainder is due to the increase in asset retirement obligations and finding, development and acquisition costs for new reserves.

The provision for accretion of asset retirement obligations for the first quarter 2005 was $0.29 million, relatively unchanged from $0.28 million in the fourth quarter 2004 and 14 percent higher than the first quarter 2004. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through the drilling program and the 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area.

Cash flow from operations in first quarter 2005 of $17.48 million was $2.12 million, or 14 percent higher than the preceding quarter and $1.75 million, or 11 percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices received on a barrel of equivalent basis were 16 percent higher and production volumes were seven percent higher. Cash flow on a per diluted unit basis was $0.93 for the first quarter of 2005, a 13 percent increase from the prior quarter and an 11 percent increase from the first quarter of 2004 which tracks the changes in cash flow for the respective periods.

The provision for recovery of future taxes was $0.32 million for the first quarter of 2005 compared to a provision for future taxes of $0.57 million in the prior quarter and $3.67 million in the first quarter of 2004. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust. Also impacting the first quarter of 2005 was the future tax impact of unrealized risk management losses of $0.88 million. Excluding the future tax impact of unrealized risk management losses, for the 2005 first quarter, future taxes were six percent of before tax earnings, which compares respectively with the 2004 fourth quarter and 2004 first quarter rates of eight percent and 39 percent.

On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either a non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as a non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity. In accordance with the transitional provisions of EIC-151, the Trust adopted this standard as at December 31, 2004 and has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $8.90 million on the Trust's consolidated balance sheet as at March 31, 2005. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $0.97 million in 2005. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2005 resulted in an increase in property and equipment of $15.15 million, an increase in unitholders' equity by $12.81 million, and an increase in future income tax liability of $3.94 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $26.43 million, accumulated depletion and depreciation by $1.10 million, unitholders' equity and non-controlling interest by $22.33 million, future income tax liability by $6.94 million and an allocation of net earnings to exchangeable shareholders' of $2.84 million.

Net earnings of $5.14 million for the first quarter of 2005 were four percent below $5.33 million in the preceding quarter and seven percent below $5.54 million in first quarter 2004. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation, unrealized risk management losses, unit-based compensation and non-controlling interest booked in the last half of 2004 and the 2005 first quarter.

Capital Expenditures

Three months ended March 31 ($ million)	**2005**	2004
Undeveloped land	**0.86**	1.08
Geological and geophysical (seismic)	**0.83**	1.42
Drilling and completion of wells	**6.27**	5.06
Well equipment and facilities	**2.11**	1.78
Exploration and development	**10.07**	9.34
Property acquisitions	**0.62**	0.43
Total capital expenditures	**10.69**	9.77

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $10.69 million were 30 percent lower than $15.25 million expended in the prior year fourth quarter which tends to be a very active quarter due to the fall drilling program. Field related drilling, completion and facility expenses of $8.38 million were 23 percent higher than the prior year's first quarter field related capital program. During the first quarter of 2005, 11.7 net wells were drilled compared to 16.1 net wells in the fourth quarter of 2004 and 9.9 net wells in the first quarter of 2004. Undeveloped land purchases decreased 20 percent when compared to the first quarter of 2004 as Crown land sales continued to be at high price levels that Zargon does not find commensurate with the risks involved. Cash flow from operations in the current quarter of $17.48 million, proceeds from the exercise of trust unit rights of $0.81 million and the increase in bank indebtedness of $4.00 million covered the capital program and the cash distributions to the unitholders. At March 31, 2005, the Trust maintained its strong balance sheet with bank indebtedness of $18.23 million and a total working capital deficit (excluding unrealized risk management losses) of $22.44 million, which represents slightly less than four months of the first quarter 2005 annualized cash flow.

As at May 11, 2005, Zargon had 15.951 million trust units and 2.643 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.04883, there would be 18.723 million total trust units outstanding at this date. Pursuant to the trust unit rights incentive plan, there are currently an additional 0.533 million trust unit rights issued and outstanding.

Capital Sources

Three months ended March 31 ($ million)	**2005**	2004
Cash flow from operations	**17.48**	15.73
Changes in working capital and other	**(5.00)**	(3.65)
Change in bank indebtedness	**4.00**	(3.30)
Cash distributions	**(6.60)**	-
Issuance of trust units/shares related to exercise of trust unit rights/stock options	**0.81**	0.99
Total capital sources	**10.69**	9.77

OUTLOOK

Zargon continues to be well positioned to meet its objectives as a sustainable trust. It continues to have a very strong balance sheet, 374 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry continue to enjoy a period of high commodity prices but along with this pricing environment, upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

SUMMARY OF QUARTERLY RESULTS

	2004				**2005**
	Q1	Q2	Q3	Q4	**Q1**
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90	**34.12**
Net earnings ($ million) *(note 1)*	5.54	5.54	4.22	5.33	**5.14**
Net earnings per diluted unit ($) *(note 1)*	0.30	0.29	0.28	0.34	**0.32**
Cash flow ($ million)	15.73	16.53	16.13	15.36	**17.48**
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82	**0.93**
Cash distributions ($ million)	-	-	4.27	6.43	**6.60**
Cash distributions paid or declared per unit ($)	-	-	0.28	0.42	**0.42**
Total assets ($ million) *(note 1)*	186.18	189.80	215.23	226.96	**245.20**
Bank debt ($ million)	3.67	-	9.77	14.23	**18.23**
Daily production (boe)	7,889	8,150	8,405	8,440	**8,446**
Average realized commodity price before risk management losses ($/boe)	38.59	41.75	41.91	42.36	**44.90**
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78	**23.01**

	2003			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	29.19	24.20	23.76	24.51
Net earnings ($ million) *(note 1)*	6.65	9.17	4.44	4.10
Net earnings per diluted unit ($) *(note 1)*	0.36	0.50	0.24	0.22
Cash flow ($ million)	15.23	13.53	12.34	13.24
Cash flow per diluted unit ($)	0.84	0.74	0.67	0.72
Total assets ($ million) *(note 1)*	165.12	165.98	172.81	181.05
Bank debt ($ million)	20.78	11.47	8.92	6.98
Daily production (boe)	7,060	7,222	7,470	8,020
Average realized commodity price before risk management losses ($/boe)	45.94	36.82	34.57	33.22
Cash flow netback ($/boe)	23.96	20.58	17.96	17.95

Note 1: Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

ADDITIONAL INFORMATION

Additional information regarding the Trust and its business operations, including the Trust's Renewal Annual Information Form for December 31, 2004, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 11, 2005

ZARGON ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

($ thousand) (unaudited)	**March 31, 2005**	December 31, 2004
ASSETS		
Current		
Accounts receivable	**16,400**	14,275
Prepaid expenses and deposits	**1,789**	2,953
	18,189	17,228
Property and equipment, net (note 3)	**227,011**	209,736
	245,200	226,964
LIABILITIES		
Current		
Bank indebtedness	**18,225**	14,230
Accounts payable and accrued liabilities	**20,179**	24,153
Cash distributions payable	**2,224**	2,210
Unrealized risk management liability (note 9)	**2,256**	-
	42,884	40,593
Asset retirement obligations (note 4)	**14,834**	14,390
Future income taxes	**45,478**	41,830
	103,196	96,813
NON-CONTROLLING INTEREST		
Exchangeable shares (note 2)	**8,896**	9,529
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital (note 5)	**59,661**	45,755
Contributed surplus (note 5)	**1,214**	1,170
Accumulated earnings	**89,539**	84,399
Accumulated cash distributions (note 10)	**(17,306)**	(10,702)
	133,108	120,622
	245,200	226,964

See accompanying notes.

ZARGON ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

Three months ended March 31 (unaudited) ($ thousand, except per unit amounts)	2005	2004
Revenue		
Petroleum and natural gas revenue	**34,124**	27,704
Unrealized risk management loss (note 9)	**(2,256)**	-
Realized risk management loss (note 9)	**(785)**	(273)
Royalties (net of Alberta Royalty Tax Credit)	**(8,035)**	(5,923)
	23,048	21,508
Expenses		
Production	**5,884**	4,615
General and administrative	**1,308**	962
Unit/stock-based compensation (note 5)	**326**	91
Interest	**184**	85
Unrealized foreign exchange (gain) loss	**54**	(41)
Accretion of asset retirement obligations (note 4)	**294**	259
Depletion and depreciation	**8,764**	6,217
	16,814	12,188
Earnings before income taxes	**6,234**	9,320
Income taxes		
Future	**(319)**	3,667
Current	**444**	114
	125	3,781
Earnings for the period before non-controlling interest	**6,109**	5,539
Non-controlling interest – exchangeable shares (note 2)	**(969)**	-
Net earnings for the period	**5,140**	5,539
Accumulated earnings, beginning of period		
As previously reported	**84,399**	70,125
Retroactive application of change in accounting policy	**-**	(120)
As restated	**84,399**	70,005
Accumulated earnings, end of period	**89,539**	75,544
Net earnings per unit/per common share (note 6)		
Basic	**0.33**	0.31
Diluted	**0.32**	0.30

See accompanying notes.

ZARGON ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31 (unaudited) ($ thousand)	2005	2004
Operating activities		
Net earnings for the period	**5,140**	5,539
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares	**969**	-
Unrealized risk management loss (note 9)	**2,256**	-
Depletion and depreciation	**8,764**	6,217
Accretion of asset retirement obligations	**294**	259
Unit/stock-based compensation	**326**	91
Unrealized foreign exchange (gain) loss	**54**	(41)
Future income taxes	**(319)**	3,667
	17,484	15,732
Asset retirement expenditures	**(62)**	(42)
Changes in non-cash working capital	**(1,556)**	(312)
	15,866	15,378
Financing activities		
Advances (repayment) of bank indebtedness	**3,995**	(3,303)
Cash distributions to unitholders	**(6,604)**	-
Exercise of unit rights/stock options	**813**	994
Changes in non-cash working capital	**77**	-
	(1,719)	(2,309)
Investing activities		
Additions to property and equipment	**(10,685)**	(9,768)
Changes in non-cash working capital	**(3,462)**	(3,301)
	(14,147)	(13,069)
Change in cash, and cash end of period	**-**	-

See accompanying notes.

ZARGON ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005 and 2004 (unaudited)

1. NATURE OF THE ORGANIZATION AND BASIS OF PRESENTATION

Organization

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

Basis of Presentation

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2004.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information.

2. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 482,000 exchangeable shares were converted into 500,000 trust units based on the exchange ratio at the time of conversion. At March 31, 2005, the exchange ratio was 1.04292 trust units per exchangeable share.

Non-Controlling Interest - Exchangeable Shares	**March 31, 2005**	
(thousand, except exchange ratio)	**Number of Shares**	**Amount ($)**
Non-controlling interest exchangeable shares issued		
Balance, beginning of year	**3,186**	**9,529**
Earnings attributable to non-controlling interest	**-**	**969**
Exchanged for trust units at book value and including earnings attributed since beginning of year	**(482)**	**(1,602)**
Balance, end of period	**2,704**	**8,896**
Exchange ratio, end of period	**1.04292**	
Trust units issuable upon conversion of exchangeable shares, end of period	**2,820**	

For the year ended December 31, 2004 the Trust retroactively applied EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

Immediately prior to the July 15, 2004 Plan of Arrangement the Company had $45.14 million in share capital. Upon conversion to the Trust structure these amounts were allocated $36.22 million to trust units and $8.92 million to exchangeable shares, based on the terms of the Arrangement.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	Zargon Oil & Gas Ltd. Common Shares	Zargon Energy Trust Units	Zargon Oil & Gas Ltd. Exchangeable Shares	Total
Immediately prior to July 15, 2004 Plan of Arrangement	45,136			
Plan of Arrangement July 15, 2004	(45,136)	36,219	8,917	
	-	36,219	8,917	45,136
Issued on redemption of exchangeable shares at book value	-	1,155	(1,155)	-
Effect of EIC-151	-	8,381	1,767	10,148
Balance at December 31, 2004	-	45,755	9,529	55,284
Issued on redemption of exchangeable shares at book value	-	1,174	(1,174)	-
Effect of EIC-151	-	11,637	541	12,178
Unit-based compensation recognized	-	282	-	282
Unit rights exercised for cash	-	813	-	813
Balance at March 31, 2005	-	59,661	8,896	68,557

3. PROPERTY AND EQUIPMENT

($ thousand)	March 31, 2005		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment	307,729	106,044	201,685
Adjustment due to conversion of exchangeable shares	26,426	1,100	25,326
	334,155	107,144	227,011

($ thousand)	March 31, 2004		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment	248,774	77,198	171,576
	248,774	77,198	171,576

As a result of shareholders redeeming exchangeable shares, property and equipment increased $15.14 million in the first three months of 2005, in addition to the $11.28 million increase recorded in 2004. The effect of these increases has resulted in additional depletion and depreciation expense recorded in the 2005 first quarter of approximately $1.10 million.

4. **ASSET RETIREMENT OBLIGATIONS**

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	March 31, 2005	2004
Balance, beginning of year	**14,390**	12,194
Liabilities incurred	**207**	137
Liabilities settled	**(62)**	(42)
Accretion expense	**294**	259
Other	**5**	(79)
Balance, end of period	**14,834**	12,469

5. **UNITHOLDERS' EQUITY**

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 2) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units (thousand)	**March 31, 2005** Number of Units	Amount ($)
Units issued		
Balance, beginning of year	**15,341**	**45,755**
Unit rights exercised for cash	**46**	**813**
Unit-based compensation recognized	**-**	**282**
Issued on conversion of exchangeable shares	**500**	**12,811**
Balance, end of period	**15,887**	**59,661**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (note 2) is 18.71 million units.

A summary of the Company's share capital account for the first three months of 2004 is as follows:

Common Shares of Zargon Oil & Gas Ltd. (no par value) (thousand)	March 31, 2004 Number of Shares	Amount ($)
Shares issued		
Balance, beginning of year	17,992	42,200
Stock options exercised for cash	246	994
Stock-based compensation recognized	-	19
Balance, end of period	18,238	43,213

Contributed Surplus

The following table summarizes information about the Trust's contributed surplus account:

Contributed Surplus	**March 31,**	
($ thousand)	**2005**	2004
Balance, beginning of year	**1,170**	264
Unit/stock-based compensation expense	**326**	91
Unit/stock-based compensation recognized on exercise of unit rights/stock options	**(282)**	(19)
Balance, end of period	**1,214**	336

Compensation Plans

Trust Unit Rights Incentive Plan and Unit-based Compensation

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan vest over a three-year period and expire five years from the grant date. No unit rights were granted in the first three months of 2005.

The Plan allows for the exercise price of rights to be reduced in future periods by a number of factors. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has reassessed the previous unit-rights grants under this fair value model and there is no significant impact on 2004 unit-based compensation expense. Zargon will continue to use fair value methodologies, where possible, for future unit rights grants.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	March 31, 2005	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	579	17.79
Unit rights exercised	(46)	17.70
Outstanding at end of period	533	17.80
Unit rights exercisable at period end	149	17.81

Stock Option Plan and Stock-based Compensation

Prior to the Plan of Arrangement, the Company calculated the value of stock-based compensation for its predecessor stock-option plan using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant. This stock-option plan ceased to exist at the July 15, 2004 Plan of Arrangement.

A summary of the Company's predecessor stock option plan prior to the Plan of Arrangement is as follows:

	March 31, 2004	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	1,297	7.05
Granted	430	16.00
Exercised	(246)	4.04
Cancelled	(9)	9.61
Outstanding at end of period	1,472	10.15
Options exercisable at period end	739	6.99

6. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS/SHARES

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method. Comparative amounts reflect the basic and diluted calculation of the common shares of Zargon Oil & Gas Ltd.

(thousand)	Three Months Ended March 31, 2005 (units)	2004 (shares)
Basic	**15,578**	18,140
Diluted	**18,808**	18,725

7. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended March 31, 2005	2004
Petroleum and Natural Gas		
Canada	**29,457**	24,369
United States	**4,667**	3,335
Total	**34,124**	27,704
Net Capital Expenditures		
Canada	**10,643**	9,458
United States	**42**	310
Total	**10,685**	9,768
Total Assets		
Canada	**216,688**	162,475
United States	**28,512**	23,704
Total	**245,200**	186,179

8. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended March 31, 2005	2004
Cash interest paid	**218**	74
Cash taxes paid	**444**	139

9. FINANCIAL INSTRUMENTS

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at March 31, 2005 as follows:

	Volume	Rate	Price	Range of Terms
Financial Contracts				
Designated as Hedges				
Oil swaps	110,000 bbl	400 bbl/d	$44.05 US/bbl	Apr. 1/05–Dec. 31/05
Oil collars	27,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Apr. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Financial Contracts				
Not Designated as Hedges				
Oil swaps	55,200 bbl	300 bbl/d	$45.70 US/bbl	Jul. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$48.50 US/bbl	Jan. 1/06–Jun. 30/06
	36,800 bbl	200 bbl/d	$51.12 US/bbl	Jul. 1/06–Dec. 31/06
Oil collars	36,200 bbl	200 bbl/d	$40.00 US/bbl Put $49.05 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	428,000 gj	2,000 gj/d	$6.52/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	302,000 gj	2,000 gj/d	$6.50/gj Put $8.80/gj Call	Nov. 1/05–Mar. 31/06
	302,000 gj	2,000 gj/d	$7.00/gj Put $9.35/gj Call	Nov. 1/05–Mar. 31/06
Physical Contracts				
Natural gas swaps	214,000 gj	1,000 gj/d	$6.71/gj	Apr. 1/06–Oct. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. The realized losses for the first quarter of 2005 were $0.79 million (2004 - $0.27 million). At March 31, 2005 an additional $4.47 million would have been required to settle the above designated hedge contracts. Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements.

For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at that time. The unrealized losses for the first quarter of 2005 were $2.26 million (2004 – nil). These instruments have been recorded as a liability in the interim consolidated balance sheet.

10. ACCUMULATED CASH DISTRIBUTIONS

During the three month period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $6.60 million in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
January 2005	January 31, 2005	February 15, 2005	$0.14
February 2005	February 28, 2005	March 15, 2005	$0.14
March 2005	March 31, 2005	April 15, 2005	$0.14

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

ZARGON OIL & GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President,
Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbols:
ZAR.UN - trust units
ZOG.B - exchangeable shares

Transfer Agent

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of May 11, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR IMMEDIATE RELEASE: May 3, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.04883 to 1.05510. This increase will be effective on May 16, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
April 30, 2005	1.04883	$0.14	$23.41348	0.00627	May 16, 2005	1.05510

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.951 million trust units (ZAR.UN) and 2.643 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the May 16, 2005 revised exchange ratio there would be a total of 18.740 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: April 18, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS APRIL 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of April in the amount of Cdn. $0.14 per trust unit will be paid on May 16, 2005 to unitholders of record on April 30, 2005. The ex-distribution date is April 27, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.951 million trust units (ZAR.UN) and 2.643 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the April 15, 2005 revised exchange ratio there would be a total of 18.723 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: April 4, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.04292 to 1.04883. This increase will be effective on April 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
March 31, 2005	1.04292	$0.14	$24.68829	0.00591	April 15, 2005	1.04883

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.887 million trust units (ZAR.UN) and 2.704 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the April 15, 2005 revised exchange ratio there would be a total of 18.723 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 16, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS MARCH 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of March in the amount of Cdn. $0.14 per trust unit will be paid on April 15, 2005 to unitholders of record on March 31, 2005. The ex-distribution date is March 29, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.665 million trust units (ZAR.UN) and 2.913 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the March 15, 2005 revised exchange ratio there would be a total of 18.703 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 15, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES 2004 FOURTH QUARTER

AND FULL YEAR RESULTS

Zargon Energy Trust ("Zargon" or the "Trust") today announced record operating and financial results for the fourth quarter and the year ended December 31, 2004. This was a year of transformation as Zargon Energy Trust was initiated on July 15, 2004 with the acquisition of all of the operational, financial and intellectual assets of its predecessor junior exploration and production company, Zargon Oil & Gas Ltd. Going forward, the Trust is proceeding in a tax-efficient format with the successful value-focused business model that Zargon Oil & Gas Ltd. had followed for twelve years.

The reorganization of Zargon Oil & Gas Ltd. into Zargon Energy Trust has been accounted for using the continuity of interest method. Accordingly, all financial and operating information has been reported as if Zargon Energy Trust had always carried on the business of Zargon Oil & Gas Ltd.

Highlights from the fourth quarter and year ended December 31, 2004

- Zargon reported record results for the fourth quarter and the year with commodity prices holding at historically high prices throughout. Fourth quarter 2004 revenue of $32.90 million and cash flow from operations of $15.36 million ($0.82 per diluted unit) were 34 percent and 16 percent respectively higher than the prior year fourth quarter. Revenue for the full year was $123.97 million and cash flow from operations was $63.75 million, both far above any preceding year.

- Financial gains were enhanced by production growth with year-over-year increases of 16 percent for natural gas to 28.84 million cubic feet per day and four percent for oil and natural gas liquids to 3,416 barrels per day. Fourth quarter production of 28.93 million cubic feet per day of natural gas and 3,618 barrels per day of oil and natural gas liquids provided Zargon record production volumes of 8,440 barrels of equivalent per day.

- On a quarterly perspective, revenue and cash flow from operations in the fourth quarter were little changed from the preceding quarter. Compared to the third quarter of 2004, increases in production costs, hedge losses and oil price differentials were largely offset by small production increases and modestly higher gas prices.

- Net capital expenditures in 2004 were $56.27 million with $11.81 million of net property acquisitions, primarily related to the purchase of producing oil property interests in the Weyburn area of Southeast Saskatchewan, and $44.46 million for exploration and development. For the year, Zargon drilled a record 49.5 net wells with an 85 percent success ratio, yielding 35.4 net gas wells, 5.7 net oil wells, 7.6 net dry holes and 0.8 service wells. Net capital expenditures were $15.25 million in the fourth quarter and were mostly allocated to an active 16.1 net well Alberta natural gas exploration drilling program that resulted 10.2 net gas wells, 1.4 net oil wells, 3.7 net dry holes and 0.8 net service wells.

- The 2004 capital program replaced 140 percent of Zargon's 2004 production volumes. Year-end proved plus probable reserves increased five percent to 25.95 million barrels of oil equivalent. Including future development costs, Zargon's 2004 finding, development and

acquisition costs were $13.72 per barrel of equivalent. The three-year average proved plus probable finding, development and acquisition costs were $11.89 per barrel of equivalent.

- Cash distributions of $0.14 per trust unit were paid for each of the five months August to December inclusive for an aggregate of $10.70 million. Fourth quarter distributions totalled $0.42 per trust unit which represented 51 percent of the quarter's $0.82 per diluted unit cash flow. Including the effect of the exchangeable shares, which do not receive distributions, fourth quarter cash distributions totalled $6.43 million or 42 percent of the quarter's $15.36 million cash flow.

- Year-end net debt of $23.37 million is less than 0.4 times annualized fourth quarter cash flow.

- On a per unit basis, Zargon's production increased seven percent in 2004 to 447 barrels of equivalent per million total trust units. For the year, Zargon's proved and probable reserves increased one percent to 1.39 barrels of equivalent per total trust unit.

	Three Months Ended December 31,			Year Ended December 31,		
	2004	2003	Percent Change	**2004**	2003	Percent Change
	(unaudited)	(unaudited)				
FINANCIAL HIGHLIGHTS						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**32.9**	24.5	34	**124.0**	101.7	22
Cash flow from operations	**15.4**	13.2	16	**63.7**	54.3	17
Cash distributions	**6.4**	-	-	**10.7**	-	-
Net earnings	**5.3**	4.1	30	**20.6**	24.4	(15)
Net capital expenditures	**15.3**	12.8	19	**56.3**	39.9	41
Per Trust Unit, Diluted						
Cash flow from operations	**0.82**	0.72	14	**3.40**	2.96	15
Net earnings	**0.34**	0.22	55	**1.20**	1.33	(10)
Cash Distribution ($/trust unit)	**0.42**	-	-	**0.70**	-	-
Balance Sheet at Period End ($ million)						
Property and equipment, net				**209.7**	167.9	25
Bank indebtedness				**14.2**	7.0	103
Unitholders' equity				**120.6**	112.5	7
Total Units Outstanding at Period End (million)				**18.61**	17.99	3

	Three Months Ended December 31,			Year Ended December 31,		
	2004	2003	Percent Change	**2004**	2003	Percent Change
	(unaudited)	(unaudited)				
OPERATIONAL HIGHLIGHTS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,618**	3,340	8	**3,416**	3,287	4
Natural gas (mmcf/d)	**28.93**	28.08	3	**28.84**	24.95	16
Equivalent (boe/d)	**8,440**	8,020	5	**8,222**	7,446	10
Equivalent per million total units (boe/d)	**454**	448	1	**447**	418	7
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**47.13**	32.91	43	**45.37**	36.66	24
Natural gas ($/mcf)	**6.46**	5.57	16	**6.37**	6.33	1
Wells Drilled, Net	**16.1**	16.1	-	**49.5**	38.6	28
Undeveloped Land at Period End (thousand net acres)				**376**	398	(6)

Notes:

(1) Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

(2) Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

(3) The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million total trust units is calculated using the weighted average number of trust units outstanding during the period, plus the weighted average number of exchangeable shares outstanding during the period converted at the exchange ratio at the end of the period.

GUIDANCE*

In a November 2004 press release reporting third quarter results, the Trust forecast that fourth quarter 2004 production would average 8,500 barrels of equivalent per day, comprised of 30 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids. Actual production for the fourth quarter was very close at 8,440 barrels of equivalent per day although the mix was a little lighter on natural gas at 28.93 million cubic feet per day and a little stronger on oil and liquids at 3,618 barrels per day. The Trust currently anticipates that first half 2005 production will be consistent with the 2004 fourth quarter rates with natural gas volumes of about 29.25 million cubic feet per day and oil and natural gas liquids production of 3,625 barrels per day.

Zargon's 2005 exploration and development capital budget has been set at $40 million. This budget projects the drilling of 45 net wells and is allocated $15 million to each of the Alberta Plains and Williston Basin core areas with the remaining $10 million allocated to West Central Alberta. The majority of this capital program will occur in the second half of the year, as an early spring break-up and a scarcity of field services has set back our drilling program schedules. Based on the current consensus for commodity pricing, these expenditures will be mostly funded from cash flow from operations after the distribution of 50 percent of the cash flows attributed to unitholders. With our

very low debt to cash flow ratio, Zargon can make value-added acquisitions when and if they become available using funds from increased bank debt and/or new equity issues.

* Please see comments on "*Forward Looking Statements*" on the last page of this report.

RESERVES

Formal disclosure of oil and natural gas reserves as required by National Instrument 51-101 Standards of Disclosure ("NI 51-101") will be included in the Trust's Renewal Annual Information Form for the year ended December 31, 2004 that will be filed on SEDAR.

Since 1993, the independent engineering firm of McDaniel & Associates Consultants Ltd. ("McDaniel") has evaluated 100 percent of Zargon's reserves. Commencing with the 2003 year-end report, Zargon's reserve estimates have been calculated in accordance with NI 51-101. Under NI 51-101, proved reserve estimates are defined as having a 90 percent probability that actual reserves recovered over time will equal or exceed proved reserve estimates. Probable reserves are defined under NI 51-101 so that there are equal (50 percent) probabilities that the actual reserves to be recovered will be less than, or greater than, the proved and probable reserves estimate.

In a report dated March 3, 2005, McDaniel assigned the following reserve estimates based on forecast prices and costs as of December 31, 2004:

Trust Reserves [1]

At December 31, 2004	Oil and Liquids	Natural Gas	Equivalents [2]
	(mmbbl)	(bcf)	(mmboe)
Proved producing	10.76	37.32	16.98
Proved non-producing	0.08	10.80	1.88
Proved undeveloped	0.11	0.45	0.19
Total proved	**10.95**	**48.57**	**19.05**
Probable additional	3.41	20.99	6.90
Total proved and probable	**14.36**	**69.56**	**25.95**

(1) *Trust working interest reserves before royalties, boe (6:1).*
(2) *Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

In this report, proved producing reserves represented 89 percent of Zargon's total proved reserves while total proved reserves accounted for 73 percent of proved plus probable reserves. These percentages are similar to the respective 90 and 76 percentages reported in the 2003 year-end report. Zargon's proved non-producing reserves are comprised primarily of natural gas reserves from recently drilled wells at the West Central Alberta areas of Pembina, Greater Highvale and the Peace River Arch properties and behind pipe natural gas reserves at the Alberta Plains Jarrow and Hamilton Lake properties. Proved undeveloped reserves represent only one percent of the total proved reserves. McDaniel forecasts $6.41 million of net future (forecast prices) capital costs to deliver the total proved reserve estimate. Zargon's probable reserves generally reflect incremental waterflood recoveries on producing oil properties and improved gas recoveries for currently producing natural

gas wells. McDaniel forecasts $8.37 million of net future (forecast prices) capital costs to deliver the total proved and probable reserve estimate.

Based on 2004 year-end reserves and Zargon's 2004 fourth quarter production rates of 3,618 barrels of oil per day and 28.93 million cubic feet of natural gas per day, Zargon's proved reserve life index is 8.3 years for oil, 4.6 years for natural gas and 6.2 years on an equivalent basis. The corresponding proved and probable oil, natural gas and equivalent reserve life indices are 10.9, 6.6 and 8.4 years, respectively. The relatively high oil reserve life reflects Zargon's portfolio of long-life shallow-decline Williston Basin waterflood projects.

RESERVE RECONCILIATION

A reconciliation of the 2004 year-end reserve assignments with the reserves reported in the 2003 year-end report is presented below.

Reserve Reconciliation

	Oil and Liquids (mmbbl)			Natural Gas (bcf)			Equivalents (mmboe)		
	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.
December 31, 2003[(1)]	10.50	3.06	13.56	48.95	18.12	67.07	18.66	6.08	24.74
Discoveries & extensions	0.36	0.24	0.60	8.96	5.33	14.29	1.85	1.12	2.97
Revisions	0.57	(0.12)	0.45	1.48	(2.40)	(0.92)	0.82	(0.52)	0.30
Acquisitions & dispositions	0.77	0.23	1.00	(0.27)	(0.06)	(0.33)	0.73	0.22	0.95
Production	(1.25)	-	(1.25)	(10.55)	-	(10.55)	(3.01)	-	(3.01)
December 31, 2004	10.95	3.41	14.36	48.57	20.99	69.56	19.05	6.90	25.95

(1) Certain comparative numbers reflect the retroactive restatement of removing royalty interest reserves from trust interest reserves in accordance with NI 51-101.

Proved reserves at December 31, 2004 increased two percent from the prior year. Proved 2004 reserve additions were 3.40 million barrels of equivalent (after revisions) or 2.58 million barrels of equivalent (before revisions). Positive technical reserve revisions were 0.82 million barrels of equivalent, which equated to four percent of the 2004 proved reserves opening balance. The majority of the positive revisions were attributed to performance related adjustments to waterflood oil properties in the Williston Basin.

On a proved and probable basis, Zargon increased its reserves by five percent in 2004, with the addition of 4.22 million barrels of equivalent (after revisions) or 3.92 million barrels of equivalent (before revisions), thereby replacing annual production by a factor of 140 percent (130 percent before revisions). Field capital exploration and development programs provided 2.97 million barrels of equivalent of new additions, while net acquisitions, primarily in Southeast Saskatchewan, added 0.95 million barrels of equivalent. Positive technical revisions were 0.30 million barrels of equivalent, which equated to one percent of the 2004 proved and probable reserves opening balance. The 2004 reserve additions were derived from a $56.27 million net capital expenditure program. Included in the

2004 capital expenditure program was $9.10 million of undeveloped land and seismic costs that should provide for future reserves additions in subsequent years.

FINDING, DEVELOPMENT AND ACQUISTION COSTS

For 2004, Zargon's proved and probable finding, development and acquisition costs ("FD&A" costs), taking into account reserve revisions and changes in estimated future development capital during the period, were $13.72 per barrel of equivalent. For the purposes of this calculation, the $56.27 million of 2004 net capital additions were combined with an increase in estimated future development capital for proved and probable reserves of $1.61 million ($8.37 million at December 31, 2004 compared to $6.76 million at December 31, 2003). If future development costs are excluded, the 2004 proved and probable finding, development and acquisition costs, taking into account reserve revisions, were $13.33 per barrel of equivalent.

Proved and Probable Finding, Development and Acquisition Costs (1)

	2004	2003	2002
Total net capital expenditures ($ million)	**56.27**	39.91	35.55
Total net capital expenditures plus change in forecast future development costs ($ million)	**57.88**	39.00	35.57
Proved and probable reserves (mmboe) (2)			
Open	**24.74**	23.98	22.86
Additions (discoveries, extensions, net acquisitions)	**3.92**	4.48	4.68
Revisions	**0.30**	(1.00)	(1.24)
Production	**(3.01)**	(2.72)	(2.32)
Close	**25.95**	24.74	23.98
Proved and probable FD&A costs ($/boe) (2)	**13.72**	11.21	10.34
Proved and probable three year FD&A cost ($/boe)(2)	**11.89**	9.85	7.91

(1) In this table, the established reserves (proved plus 50 percent probable) for 2002 are used as a comparison to the December 31, 2003 and 2004 proved and probable reserves, so as to reflect the difference in the risk applied to these reserves as a result of the NI 51-101 guidelines.

(2) Certain comparative numbers reflect the retroactive restatement of removing royalty interest reserves from Trust interest reserves in accordance with NI 51-101.

Zargon experienced higher FD&A costs in 2004. The industry wide trend to higher costs as well as weaker than expected drilling results in the West Central Alberta area were key contributors to the increase in FD&A costs.

NET ASSET VALUE

Zargon's oil, natural gas liquids and natural gas reserves were evaluated using McDaniel product price forecasts effective January 1, 2005, prior to provisions for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the following discounted future net property cash flows estimated by McDaniel represent the fair market value of the reserves:

Before Tax Present Value of Future Net Revenue
(Forecast Price Case)

	Discount Factor			
($ million)	0%	5%	10%	15%
Proved producing	276.8	237.9	208.5	186.2
Proved non-producing	38.2	33.4	29.6	26.6
Proved undeveloped	2.5	1.8	1.3	0.9
Total proved	**317.5**	**273.1**	**239.4**	**213.7**
Probable	132.4	92.2	68.8	54.1
Total proved and probable	**449.9**	**365.3**	**308.2**	**267.8**

Before Tax Present Value of Future Net Revenue
(Constant Price Case)

	Discount Factor			
($ million)	0%	5%	10%	15%
Proved producing	314.4	259.1	221.5	194.5
Proved non-producing	43.5	37.7	33.1	29.5
Proved undeveloped	3.0	2.1	1.5	1.1
Total proved	**360.9**	**298.9**	**256.1**	**225.1**
Probable	148.2	101.3	75.0	58.6
Total proved and probable	**509.1**	**400.2**	**331.1**	**283.7**

The following net asset value table shows what is customarily referred to as a "produce-out" net asset value calculation under which the current value of Zargon's reserves would be produced at McDaniel forecast future prices and costs. The value is a snapshot in time as of December 31, 2004 and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. In this analysis, the present value of the proved and probable reserves is calculated at a before tax 10 percent discount rate, and the value assigned to the undeveloped land was provided by the independent firm of Seaton-Jordan and Associates Ltd.

Net Asset Value

As at December 31 ($ million)	**2004**	2003	2002
Proved and probable reserves (PVBT 10%)[1][2]	**308.2**	219.6	215.4
Undeveloped land [3]	**32.2**	29.0	22.4
Working capital	**(9.1)**	(6.1)	(3.5)
Bank debt	**(14.2)**	(7.0)	(25.3)
Proceeds from the exercise of all trust unit rights	**10.3**	9.1	6.2
Net asset value (including trust unit rights dilution)	**327.4**	244.6	215.2
Net asset value per unit			
Total ($/unit)	**17.04**	13.09	11.85
With full dilution ($/unit) [4]	**17.06**	12.68	11.42

Notes:

(1) McDaniel estimate of future before tax cash flow discounted at PV 10 percent. Reserves for December 31, 2002 are presented as established (proved plus 50 percent probable) reserves as the best comparison to December 31, 2003 and 2004 proved and probable reserves, reflecting the difference in the risk applied to these reserves as a result of the NI 51-101 guidelines.

(2) PVBT represents present value before taxes.

(3) Seaton-Jordan year-end estimates.

(4) Full dilution of units represent the year-end units outstanding plus the presumed exercise of all trust unit rights and the conversion of exchangeable shares converted at the exchange ratio at the end of the period.

If the net asset value calculation is adjusted to assume that the commodity prices received at year-end 2004 (Edmonton light crude oil at $46.51 Cdn per barrel and Alberta AECO natural gas at $6.62 Cdn per gigajoule) will remain constant throughout the future (McDaniel constant price case), the equivalent analysis calculates a 10 percent present value before tax (PVBT) net asset value of $18.25 per fully diluted unit.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust ("Zargon" or the "Trust"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were

issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in this press release reflect the previous consolidated results of the Company.

Monthly distributions of $0.14 per unit from the Trust commenced in August 2004, with a total of $10.70 million ($0.70 per unit) declared distributable to unitholders. This monthly distribution matches what was estimated at the time of the Arrangement. These distributions are a return on capital and are 100 percent taxable income to unitholders.

2004 HIGHLIGHTS

The combination of high crude oil prices, continued strong natural gas prices and production volume gains enabled Zargon to achieve record revenues and cash flow from operations in 2004, showing gains of 22 percent and 17 percent, respectively, over the prior year. The annual revenue gain came from a combination of factors, including a 24 percent increase in oil and liquids prices, a four percent increase in oil and liquids production and a 16 percent gain in natural gas production. The percentage increase in cash flow from operations was not as high as the increase in revenues due to increased royalties and operating costs. Net earnings for the year were $20.63 million, a 15 percent reduction from 2003. Earnings for 2003 were enhanced significantly by the mid-year announcement of future federal tax rate reductions that produced a large one-time reduction in future tax provisions. Earnings for 2004 were impacted by a significant one-time charge of $2.17 million related to the accelerated vesting of stock options as a result of the July 15, 2004 Arrangement and also an increase in depletion and depreciation of $7.75 million related to increased production volumes and upward pressure on finding and development costs in the industry. Also, a charge of $1.87 million for non-controlling interest related to the exchangeable shares was incurred due to the adoption of the CICA Emerging Issues Committee accounting standard EIC-151, "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

Net capital expenditures for 2004 totalled $56.27 million with $44.46 million allocated to field-related activities. The 2004 capital program showed a 41 percent increase in overall net expenditures and a 19 percent increase in field-related expenditures. Net property acquisitions increased by $9.20 million, primarily due to the acquisition of a portfolio of oil properties in Weyburn and Elswick, Saskatchewan of the Williston Basin. This acquisition occurred on July 26, 2004 and added approximately 250 barrels per day of oil production. For the year ended December 31, 2004, Zargon spent $3.84 million to maintain an undeveloped land base of 376,000 net acres (2003 – 398,000 net acres); shot or acquired seismic at a cost of $5.26 million; drilled, equipped and tied-in wells for $35.36 million and made net property acquisitions of $11.81 million. Also, costs incurred to reorganize into a trust were $9.44 million (of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement) and distributions to unitholders totalled $10.70 million during the year. All of these activities were funded by the high cash flows received throughout the year plus an increase in debt net of working capital of $10.27 million.

FINANCIAL HIGHLIGHTS

($ million, except per unit amounts)	**2004**	2003	2002
Petroleum and natural gas revenue	**123.97**	101.66	65.54
Cash flow from operations	**63.75**	54.35	32.12
Per unit – diluted	**3.40**	2.96	1.81
Net earnings[1]	**20.63**	24.36	10.70
Per unit – diluted[1]	**1.20**	1.33	0.60
Total assets[1]	**226.96**	181.05	160.01
Net capital expenditures	**56.27**	39.91	35.55
Bank indebtedness	**14.23**	6.98	25.28
Cash distributions	**10.70**	-	-

(1) Comparative period numbers reflect the retroactive restatements due to a change in accounting policy.

DETAILED FINANCIAL ANALYSIS

Petroleum and Natural Gas Revenue

Zargon derives its revenue from the production and sale of petroleum (oil, natural gas liquids) and natural gas. Petroleum and natural gas revenue, exclusive of hedges, increased 22 percent to $123.97 million in 2004 from $101.66 million in 2003 due to increased production and higher prices. Because of the gains in both oil production volumes and prices received, the allocation of production revenue in 2004 increased to 46 percent from the sale of oil and liquids and 54 percent from the sale of natural gas, compared to 43 percent from oil and liquids and 57 percent from natural gas in the preceding year. Production volumes in 2004 increased 10 percent from the prior year, made up of a natural gas production increase of 16 percent and an oil and liquids production increase of four percent. Production increases for natural gas resulted primarily from the drilling and tie-in of new wells in the West Central Alberta and the Alberta Plains core areas. Production increases in oil and liquids resulted from Williston Basin property acquisitions and field exploitation programs. The average price of oil and liquids received by Zargon rose to $45.37 per barrel in 2004, up 24 percent from 2003. The average field price of natural gas was $6.37 per thousand cubic feet in 2004, a one percent increase over $6.33 per thousand cubic feet in 2003.

Petroleum (Oil and Natural Gas Liquids) Pricing

Zargon's field oil and natural gas liquids prices are adjusted at the point of sale for transportation charges and oil quality differentials from an Edmonton light sweet crude price that varies with world commodity prices. In 2004, Zargon's average oil and liquids field price, exclusive of price hedges, rose 24 percent to $45.37 per barrel from $36.66 per barrel in 2003 and $34.45 per barrel in 2002. The field price differential for Zargon's average blended 30 degree API crude stream was $7.17 per barrel less than the 2004 Edmonton reference crude price, which compares to the 2003 differential of $6.48 per barrel and the 2002 differential of $5.49 per barrel. As the quality and weight of Zargon's crude stream have remained relatively consistent for several years, the movements in the Zargon's price differential is derived from the North American refinery supply and demand factors for light and medium crudes.

Natural Gas Pricing

The average field natural gas price exclusive of price hedges for 2004 remained strong at $6.37 per thousand cubic feet which is relatively unchanged from the 2003 average of $6.33 per thousand cubic feet. The average for 2003 was 66 percent above 2002, 22 percent above both 2001 and 2000 and far above all previous years.

Approximately 23 percent of Zargon's 2004 natural gas production was sold under aggregator contracts pursuant to long-term contracts with Cargill Gas Marketing Ltd. (Jarrow - 18 percent) and ProGas Limited (Hamilton Lake - five percent), compared to 35 percent in the prior year. The remainder of Zargon's natural gas production was sold by spot sale contracts and Alberta index prices were received. In 2004, Zargon continued with an ongoing trend to develop new sources of natural gas production which receives spot sale natural gas prices and is not subject to aggregator contract prices.

Hedging Activities

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of our oil and natural gas working interest production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Trust against extreme effects from sudden falls in prices and revenues, upward price spikes and trends tend to produce overall losses. For 2004, the total hedging loss was $4.57 million compared to a loss of $2.88 million in 2003 and a gain of $0.67 million in 2002. Of the 2004 loss, $4.01 million (equivalent to a reduction of $3.20 per barrel) is related to oil hedges and $0.56 million (equivalent to a reduction of $0.05 per thousand cubic feet) was related to gas hedges. In 2004, oil prices increased throughout the year, peaking in the month of October. Natural gas prices were volatile during the year but they did not have the same upward trend as experienced by oil prices. The Trust also entered into fixed price physical contracts which created a gain of $0.25 million (equivalent to an increase of $0.02 per thousand cubic feet) in 2004. Gains or losses on fixed price physical contracts are included in petroleum and natural gas revenue in the statement of earnings. For a summary of contracts outstanding as at December 31, 2004, please refer to note 11 to the consolidated financial statements.

Royalties

Royalties include payments made to the Crown, freehold owners and third parties. Reported royalties also include credits received through the Alberta Royalty Tax Credit (ARTC) program, the cost of the Saskatchewan Resource Surcharge (SRC) and the cost of North Dakota state taxes. During 2004, total royalties were $28.05 million, an increase of 25 percent from $22.51 million in 2003. Royalties as a percentage of gross revenue (before hedging adjustments) were 22.6 percent in 2004 compared to 22.1 percent in 2003 and 20.6 percent in 2002. On a commodity basis, oil royalties averaged 21.5 percent (before hedging) in 2004, a small increase from the previous year's average of 20.2 percent. Natural gas royalties averaged 23.5 percent, unchanged from the prior year.

During 2004, 59 percent of the total royalties were paid to provincial and state governments, with the remainder paid to freehold owners and other third parties. Royalties payable to the Province of Alberta on qualifying properties are reduced through the ARTC program. Zargon earned the maximum $0.50 million ARTC rebate in 2004, which is the same amount received in 2003, compared to $0.32 million received in 2002. The SRC charges were $0.64 million in 2004, up from $0.53 million in the prior year and $0.52 million in 2002. North Dakota state taxes increased to $1.25

million in 2004 from $0.52 million in the prior year, primarily due to increased prices for oil, as well as increased production in the state.

Production Expenses

Zargon's production expenses increased 26 percent to $21.69 million in 2004 from $17.20 million in 2003. On a unit of production basis, production expenses increased 14 percent to $7.21 per barrel of equivalent from $6.33 in 2003 ($6.75 in 2002).

Natural gas production expenses in 2004 rose 18 percent to $0.84 per thousand cubic feet from $0.71 per thousand cubic feet in 2003. The primary reasons for the increase are due to increased third-party processing costs for new gas discoveries in areas where Zargon does not own processing facilities, increased rentals for compression equipment, increased chemical and lubricant costs for field site treatment of sour gas wells and also the industry-wide trend to higher operating costs.

Oil production expenses also rose in 2004 to $10.30 per barrel, an increase of 15 percent from $8.95 per barrel in 2003. With the strong oil prices during the year, efforts were made to reactivate previously uneconomic oil production, which caused additional well servicing and workover costs. Also, chemicals, fuel and weather related road maintenance costs increased during the year.

Due to the high levels of industry activity caused by the high commodity price environment, there is increasing upward pressure on per unit operating costs. This trend is expected to continue if industry activity levels continue at the current record levels. In 2003, Zargon was able to deliver a cost improvement on a per unit of production basis over the prior year through the disposition of smaller, higher cost properties. In 2004, Zargon's costs increased substantially due in general to the effect of industry-wide higher cost trends and due in particular to the impact of the addition of new higher cost natural gas and oil production volumes. For 2005, Zargon expects the trend of increasing costs to continue as the demand for services is expected to continue at unprecedented levels.

Operating Netbacks

The average oil price received after hedges in 2004 of $42.17 per barrel was 18 percent higher than the $35.79 per barrel received in 2003, while the average natural gas price received after hedges in 2004 of $6.32 per thousand cubic feet was three percent above the $6.13 per thousand cubic feet received in 2002. Operating netbacks increased commensurately. Oil and natural gas liquids netbacks rose 14 percent to $22.10 per barrel from $19.42 per barrel in 2003. Natural gas netbacks increased one percent to $3.98 per thousand cubic feet from $3.93 per thousand cubic feet in 2003. On a barrel of oil equivalent basis, 2004 operating netbacks rose seven percent to $23.15 from $21.73 in 2003.

OPERATING NETBACKS

	2004		2003	
	Oil and Liquids	Natural Gas	Oil and Liquids	Natural Gas
	($/bbl)	($/mcf)	($/bbl)	($/mcf)
Production revenue	45.37	6.37	36.66	6.33
Hedging	(3.20)	(0.05)	(0.87)	(0.20)
Royalties	(9.77)	(1.50)	(7.42)	(1.49)
Production costs	(10.30)	(0.84)	(8.95)	(0.71)
Operating netbacks	22.10	3.98	19.42	3.93

General and Administrative Expenses

Gross general and administrative costs increased 22 percent in 2004 to $7.23 million from $5.94 million in 2003. On a unit of production basis, net general and administrative costs increased 12 percent to $1.45 per barrel of equivalent, compared to $1.30 per barrel in 2003 and $1.49 per barrel in 2002. In 2004, the increased general and administrative costs on a per unit of production basis were due to increased staff costs, performance-based compensation costs, increased regulatory reporting requirements and the additional legal and other outside advisory costs of operating as a trust. In the prior year, the improvement in per barrel of equivalent costs was due to an increase in production volumes and an increase in capital program overhead recoveries. Going forward in a sustainable trust model, Zargon will attempt to maintain its general and administrative costs on a per unit of production basis at current levels.

GENERAL AND ADMINISTRATIVE EXPENSES

($ million, except as noted)	2004	2003	2002
Gross general and administrative expense	7.23	5.94	5.06
Overhead recoveries	(2.87)	(2.40)	(1.61)
Net general and administrative expense	4.36	3.54	3.45
Net expense after recoveries ($/boe)	1.45	1.30	1.49
Number of office employees at year-end	35	34	30

Interest Expense

Zargon's borrowings are through its bank line of credit. Interest charges were $0.44 million compared to $0.77 million in 2003. A reduction in the average debt level is the primary reason for the reduction in interest charges. Zargon's effective interest rate was 4.9 percent on an average bank debt of $8.88 million in 2004, compared to 4.5 percent on an average bank debt of $17.19 million in 2003 and 4.1 percent on an average bank debt of $26.72 million in 2002. At year-end 2004, Zargon's bank debt, net of working capital, totalled $23.37 million, up 78 percent from $13.09 million at December 31, 2003.

Capital and Current Income Taxes

During 2004, Zargon incurred $1.11 million of current income taxes compared to $0.41 million in 2003. The increase is primarily due to current taxes incurred in the United States of $0.61 million. If high oil prices continue, there may be similar United States current income taxes payable annually, that will be somewhat modified by Zargon's United States capital program activity levels. The remaining amounts of current income taxes relate to federal and provincial capital taxes, which were $0.50 million in 2004 compared to $0.41 million in 2003. Tax pools as at December 31, 2004 were approximately $79 million. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax. For Canadian income tax purposes, distributions are currently estimated to be 100 percent taxable income to unitholders.

Trust Netbacks

Historically high oil prices and the continued strength of natural gas prices in 2004 resulted in higher revenue netbacks and operating netbacks. On a barrel of equivalent basis, revenue of $41.20 in 2004 was 10 percent higher than the prior year and operating netbacks as well as cash flow netbacks increased seven percent and six percent over the prior year to $23.15 and $21.18 per barrel of equivalent, respectively.

TRUST NETBACKS

($/boe)	**2004**	2003	2002
Petroleum and natural gas revenue	**41.20**	37.40	28.28
Hedging	**(1.52)**	(1.06)	0.29
Royalties	**(9.32)**	(8.28)	(5.83)
Production costs	**(7.21)**	(6.33)	(6.75)
Operating netbacks	**23.15**	21.73	15.99
General and administrative	**(1.45)**	(1.30)	(1.49)
Interest	**(0.15)**	(0.28)	(0.47)
Capital and current income taxes	**(0.37)**	(0.15)	(0.17)
Cash flow netbacks	**21.18**	20.00	13.86
Depletion and depreciation[1]	**(9.11)**	(7.23)	(6.07)
Accretion of asset retirement obligations[1]	**(0.36)**	(0.43)	(0.31)
Unit-based compensation	**(1.22)**	(0.10)	-
Unrealized foreign exchange	**0.19**	0.11	(0.03)
Future income taxes[1]	**(3.20)**	(3.38)	(2.83)
Earnings before non-controlling interest	**7.48**	8.97	4.62
Non-controlling interest	**(0.62)**	-	-
Net earnings	**6.86**	8.97	4.62

(1) Comparative period numbers reflect the retroactive restatements due to a change in accounting policy.

Cash Flow from Operations

In 2004, a 10 percent gain in production volumes, in addition to increases of 24 percent in oil and natural gas liquids prices and one percent in natural gas prices, produced a 17 percent gain in cash flow from operations to $63.75 million, compared to $54.35 million in 2003 and $32.12 million in 2002. The corresponding cash flow per diluted unit was $3.40 in 2004, a 15 percent gain from $2.96 per diluted share in 2003 and compares to $1.81 in 2002. The diluted per unit statistics reflected a two percent increase in the weighted average outstanding units to 18.72 million in 2004, and a three percent increase in the weighted average number of outstanding shares to 18.37 million in 2003 from 17.79 million in 2002.

Depletion and Depreciation

In 2004, Zargon's depletion and depreciation provision increased 39 percent to $27.41 million, compared to $19.66 million in 2003 and $14.06 million in 2002. The higher charges reflect an increase of 10 percent in production volumes and a 26 percent increase in the charge on a per barrel of oil equivalent basis. This large increase in the per barrel of oil equivalent depletion and depreciation expense is primarily due to a December 31, 2003 year-over-year 14 percent reduction in the Trust's proved reserves as calculated under the new policies of National Instrument 51-101.

Depletion and depreciation charges calculated on a unit of production method are based on total proved reserves with a conversion of six thousand cubic feet of natural gas being equivalent to one barrel of oil. The 2004 depletion calculation includes $6.41 million of future capital expenditures to develop the Trust's reserves, but excludes $14.68 million of unproven properties relating to undeveloped land.

Zargon's depletion and depreciation, on a barrel of equivalent basis, increased 26 percent in 2004 to $9.11 from $7.23 in 2003 and $6.07 in 2002. Depletion and depreciation rates will be subject to continuing upward pressure as industry finding and development costs increase to reflect the new economics of the recent trends to substantially higher commodity prices.

Accretion of Asset Retirement Obligations

In 2003, the CICA approved section 3110 (Asset Retirement Obligations) effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon retroactively adopted this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the year ended December 31, 2004, the non-cash accretion expense is $1.08 million compared to $1.17 million in 2003 and $0.72 million in 2002. The significant assumptions used in this calculation are a credit adjusted risk-free rate of 8.5 percent, an inflation rate of two percent and the payments to settle the retirement obligations will be made over the next 30 years with the majority of the costs being incurred after 2012. The estimated net present value of the total asset retirement obligation is estimated to be $14.39 million as at December 31, 2004, based on a total future liability of $59.12 million.

Unit-Based Compensation

Unit-based compensation was $3.68 million in 2004 or $3.42 million higher than compared to $0.26 million in 2003. Of this amount, $2.17 million is related to a one-time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan, which is calculated using the intrinsic value method which is based on the amount that the market price of the trust unit right exceeds the grant

price for the rights issued. Prior to the effective date of the Plan of Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model. These non-cash expenses will be recurring charges in future years if Zargon continues to grant employee and director trust unit rights.

The trust unit rights incentive plan allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust, and the plan allows for the holder of rights to either exercise the right based on the original grant price or on the original grant price reduced by a portion of the future distributions. Unit right grant prices approximate the market price for the trust units on the date the unit rights are issued. Trust unit rights granted under the plan vest over a three-year period and expire five years from the grant date.

Future Income Taxes

Zargon's 2004 future tax expense increased five percent to $9.64 million from $9.19 million in 2003. The effective future tax rate in 2004 was 29.0 percent compared to 27.1 percent in 2003 and 37.2 percent in 2002. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust, and consequently it is anticipated that Zargon's effective 2005 future tax rate will continue to decline in the Trust's first full year of operations. Comparisons with the 2003 period are distorted by the significant one-time federal tax rate adjustment that was booked to future taxes in 2003. In 2003, Royal Assent was received, thereby legislating certain federal reductions in corporate tax rates over a five-year period commencing in 2003. The rate changes incorporate a reduction in federal tax rates. The future tax impact related to reorganization costs of $0.49 million was charged to accumulated earnings.

Net Earnings

Zargon's 2004 net earnings were $20.63 million, a 15 percent reduction from $24.36 million in 2003. The 2002 net earnings were $10.70 million. The very strong 2003 increase was due primarily to the 69 percent increase in cash flow from operations and secondarily to the downward adjustment made in the 2003 future tax provision, which effectively added about $4.31 million to net earnings. On a per diluted unit basis, 2004 net earnings were $1.20 compared to $1.33 in 2003 and $0.60 in 2002.

On a barrel of equivalent, the 2004 net earnings were $6.86 compared to $8.97 in 2003 and $4.62 in 2002. In 2004, net earnings were 32 percent of cash flow. Reflecting primarily the adjustment in future tax calculations, the 2003 net earnings represented 45 percent of cash flow compared to 33 percent of cash flow in 2002.

Capital Expenditures

Net capital expenditures in 2004 of $56.27 million increased 41 percent over $39.91 million in 2003. This increase was due to a very active drilling program of 60 gross (49.5 net) wells for the year and the net $11.81 million purchase of producing Saskatchewan oil properties in the Williston Basin core area. Drilling and completion expenditures were up 56 percent to $26.94 million. Of the total 2004 net capital expenditures, $22.12 million was expended on West Central Alberta, $14.57 million on Alberta Plains and $19.58 million on Williston Basin properties.

CAPITAL EXPENDITURES

($ million)	**2004**	2003	2002
Undeveloped land	**3.84**	6.98	4.46
Geological and geophysical (seismic)	**5.26**	5.69	2.47
Drilling and completion of wells	**26.94**	17.30	12.49
Well equipment and facilities	**8.42**	7.33	4.48
Exploration and development	**44.46**	37.30	23.90
Property acquisitions	**12.09**	7.83	7.39
Property dispositions	**(0.28)**	(5.22)	(3.13)
Net property acquisitions	**11.81**	2.61	4.26
Corporate acquisitions	**-**	-	7.39
Total net capital expenditures	**56.27**	39.91	35.55

LIQUIDITY AND CAPITAL RESOURCES

Zargon relies on three sources of funding:

- Internally generated cash flow provides the basic level of funding for the Trust's annual capital expenditures program and for distributions to unitholders.

- Debt may be utilized for acquisitions or to expand capital programs when it is deemed appropriate. The Trust has a $50 million revolving demand credit facility. As at December 31, 2004, $35.77 million or 72 percent of this line is unutilized. The Trust has followed and intends to maintain a conservative debt policy.

- New equity, if available and if on favourable terms, can be utilized for acquisitions or to expand capital programs.

In 2004, cash flow from operations of $63.75 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the cash distributions to unitholders.

CAPITAL SOURCES

($ million)	**2004**	2003	2002
Cash flow from operations	**63.75**	54.35	32.12
Changes in working capital and other	**2.54**	2.66	(3.58)
Change in bank indebtedness	**7.25**	(18.30)	1.14
Reorganization costs	**(9.44)**	-	-
Cash distributions	**(10.70)**	-	-
Issuance of common shares	**2.87**	1.20	5.87
Total capital sources	**56.27**	39.91	35.55

Cash Flow from Operations

It is anticipated that Zargon's 2005 capital budget and cash distributions to unitholders will be financed through the Trust's cash flow from operations. Cash flow is partially influenced by factors that the Trust cannot control, such as commodity prices, the US/Canadian dollar exchange rates and interest rates. Zargon's 2005 estimated sensitivity to moderate fluctuations in these key business parameters is shown in the accompanying table.

CASH FLOW SENSITIVITY SUMMARY

	Change in 2005 Cash Flow	
	($ million)	($/unit)
Change of $1.00 US/bbl in the price of WTI oil	1.00	0.05
Change in oil production of 100 bbl/d	0.64	0.03
Change of $0.10 US/mcf in the price of NYMEX natural gas	0.89	0.04
Change in natural gas production of one mmcf/d	1.41	0.07
Change in $0.01 in the $US/$Cdn exchange rate	1.14	0.06

Bank Indebtedness

At December 31, 2004, bank debt was $14.23 million, an increase of 104 percent from the prior year-end amount of $6.98 million. In accordance with Canadian GAAP, the revolving demand bank debt is treated as a current liability.

Zargon's combined debt and working capital deficiency of $23.37 million at December 31, 2004 was equivalent to 37 percent of the 2004 cash flow from operations of $63.75 million. At December 31, 2003 the combined debt and working capital deficiency was $13.09 million, equivalent to 24 percent of 2003 cash flow from operations.

Equity

At March 14, 2005, Zargon had 15.665 million trust units and 2.913 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.03726, there would be 18.687 million trust units outstanding at this date. Pursuant to the new trust unit rights incentive plan, there are currently an additional 0.537 million trust unit rights issued and outstanding.

During 2004, 17.75 million Zargon trust units and common shares traded on The Toronto Stock Exchange with a high of $24.90 per unit, a low of $13.00 per share and a unit closing price of $23.85 per unit. The 2004 trading statistics show a 272 percent year-over-year increase in trading volume, and a 77 percent increase in the closing stock price. Zargon's market capitalization (including the market value of exchangeable shares) at year-end 2004 was approximately $444 million, compared to approximately $243 million at the end of 2003.

Segmented Geographic Information

In calendar 2004 and 2003, approximately 88 percent of Zargon's combined petroleum and natural gas revenue came from Western Canada (Alberta, Saskatchewan and Manitoba) properties, with the remaining 12 percent of revenues generated in the United States (North Dakota and Montana).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make judgments and estimates that affect the financial results of the Trust. Zargon's management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. The critical estimates are discussed below:

Petroleum and Natural Gas Reserves

All of Zargon's petroleum and natural gas reserves are evaluated and reported on by independent petroleum engineering consultants in accordance with Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101"). The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, commodity prices and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Trust expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels, and changes in costs and commodity prices.

Full Cost Accounting

Zargon follows the full cost method of accounting for petroleum and natural gas operations as outlined in Canadian Institute of Chartered Accountants ("CICA") accounting guideline "Oil and Gas Accounting - Full Cost" (AcG-16). Under this accounting method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Capitalized costs, as well as the estimated future expenditures to develop proved reserves, are depleted using the unit-of-production method based on estimated proved oil and natural gas reserves.

In applying the full cost method, Zargon calculates a ceiling test on a quarterly basis to ensure that the net carrying value of petroleum and natural gas assets do not exceed the estimated undiscounted future net cash flows from production of proved reserves. Accordingly, the Trust must base this calculation of future net cash flows on estimated forecasted sales prices, costs and regulations in effect at the period end. AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate.

Asset Retirement Obligations

Effective January 1, 2004, Zargon adopted CICA Section 3110, "Asset Retirement Obligations", which requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. Under this policy, the Trust is required to provide for future removal and site restoration costs. The Trust must estimate these costs in accordance with existing laws, contracts or other policies and must also estimate a credit adjusted risk-free rate and inflation rate in this calculation. These estimated costs are charged to earnings and the appropriate liability account over the expected life of the asset. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings when management is able to determine the amount and the likelihood of the future obligation.

Income Tax Accounting

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

During 2004, the following new or amended standards and guidelines were issued:

Exchangeable Securities Issued by Subsidiaries of Income Trusts

On January 19, 2005 the Emerging Issues Committee of the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151 to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, the Trust must retroactively restate prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $9.53 million on the Trust's consolidated balance sheet as at December 31, 2004. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $1.87 million in 2004. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2004 resulted in an increase in property and equipment of $11.28 million, an increase of unitholders' equity by $0.62 million, and an increase in future income tax liability of $3.00 million. Cash flow was not impacted by this change.

Hedge Accounting

The CICA issued Accounting Guideline 13 ("AcG-13") "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC-128, "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under

AcG-13, or are not designated as a hedge, be recorded in the consolidated balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Since the Trust has designated its derivative instruments as hedges, the implementation of this accounting policy did not have any impact on the consolidated financial statements of the Trust.

Petroleum and Natural Gas Assets – Full Cost Accounting

The new CICA Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16") is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at December 31, 2004.

Asset Retirement Obligations

Effective January 1, 2004, Zargon adopted CICA Section 3110, "Asset Retirement Obligations", which requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at estimated fair value, which is the discounted future value of the estimated liability. The fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

BUSINESS RISKS

Zargon's external business risks arise from the uncertainty of oil and natural gas pricing, the uncertainty of interest and exchange rates, environmental and safety issues, and financial and liquidity considerations. Additional risk arises from the production performance of existing properties (including natural decline), the changes in tax, royalty and other regulatory standards and, uncertain results from capital expenditure programs.

Oil and natural gas prices may fluctuate widely in response to many factors such as global and North American supply and demand, economic conditions, weather conditions, political stability, the supply and price of imported oil and liquefied natural gas, production and storage levels of North American natural gas, and government regulations. Zargon attempts to minimize pricing and currency exchange uncertainty with a risk management program that encompasses a variety of financial instruments. These include forward sales of oil and natural gas production (either through financial derivative

transactions such as swaps or by physical contracts), put options on both oil and natural gas, costless collars (in which some potential high price gain is given up in return for potential low price support) and US dollar currency hedges in different forms for up to 35 percent of its oil and natural gas production volumes. In general, the Trust seeks to use strategies that allow minimum price expectations to be met in order that distributions and capital programs can be funded. This strategy is designed mainly to protect the Trust against periods of unusually low commodity prices and by its nature is likely to produce significant hedging losses when prices are unusually high.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and employee safety procedures.

The Trust is subject to a broad range of laws and regulatory requirements. Changes in government regulations, including reporting requirements, income tax laws, operating practices, environmental protection requirements and royalty rates can have a significant impact on Zargon. Although Zargon has no control over these regulatory risks, the Trust actively monitors changes, participates in industry organizations and, when required, engages the assistance of third-party experts to assess the impact of such changes in the Trust's financial and operating results.

Financial and liquidity risks are reduced by limiting debt financing to conservative self-imposed debt to cash flow guidelines. Zargon maintains a low cash distribution to cash flow from operations ratio to ensure adequate funding is available for capital programs to sustain per unit production and reserves. Access to capital markets, if required for additional financing by either debt or equity issuances, is dependent upon maintaining strong performance and relationships with investors. A substantial portion of the Trust's accounts receivable are with companies in the oil and gas industry and are subject to normal industry credit risks. Management regularly monitors the ageing of receivable balances to mitigate this risk. With respect to financial instruments utilized for hedging purposes, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

Zargon actively manages the risks of its capital programs and reserves by concentrating drilling and subsequent development activities in areas where it has demonstrated proven technical capabilities and understanding. Zargon's capital budget is managed to limit exposure so that significant capital is not risked on any one project or concept.

SELECTED QUARTERLY INFORMATION[1]

($ million, except per unit amounts)	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Petroleum and natural gas revenue	32.90	32.41	30.96	27.70	24.51	23.76	24.20	29.19
Cash flow from operations	15.36	16.13	16.53	15.73	13.24	12.34	13.53	15.23
Per unit – diluted[1]	0.82	0.87	0.88	0.84	0.72	0.67	0.74	0.84
Net earnings[1]	5.33	4.22	5.54	5.54	4.10	4.44	9.17	6.65
Per unit – diluted[1]	0.34	0.28	0.29	0.30	0.22	0.24	0.50	0.36
Cash distributions	6.43	4.27	-	-	-	-	-	-
Cash distribution – per trust unit	0.42	0.28	-	-	-	-	-	-
Net capital expenditures	15.25	23.64	7.61	9.77	12.84	12.11	8.10	6.86
Total assets[1]	226.96	215.23	189.80	186.18	181.05	172.81	165.98	165.12
Bank indebtedness	14.23	9.77	-	3.67	6.98	8.92	11.47	20.78

(1) Comparative period numbers reflect the retroactive restatements due to changes in accounting policies.

Fourth Quarter 2004 Highlights

During the fourth quarter of 2004, Zargon increased petroleum and natural gas revenues by two percent or $0.49 million to $32.90 million from the third quarter of 2004. Production for the fourth quarter of 2004 was 8,440 barrels of equivalent per day compared to 8,405 barrels of equivalent per day in the third quarter of 2004 and slightly under the guidance of 8,500 barrels of equivalent per day that was given in Zargon's third quarter report. Oil production increased six percent to 3,618 barrels per day and natural gas production decreased three percent to 28.93 million cubic feet per day compared to the prior quarter. Average prices received during the fourth quarter, before hedging, were $47.13 per barrel for oil and $6.46 per thousand cubic feet for natural gas, a five percent reduction and a six percent increase respectively, compared to the third quarter of 2004. During the quarter, Zargon's field price differential for its blended 30 degree API crude oil stream increased to $10.58 per barrel less than the Edmonton reference crude oil price. This differential compares to $6.09 per barrel for the first nine months of 2004 and is a response to reduced demand for Zargon's medium grades of crude oil during the quarter.

Cash flow from operations was $15.36 million in the fourth quarter, a decrease of five percent or $0.77 million from the prior quarter. The primary factors that caused this decrease from the prior quarter are as follows:

- Hedging losses increased by $0.13 million to $1.56 million compared to $1.43 million, a nine percent increase from the prior quarter. The primary reason for the increase in the fourth quarter was due to losses on oil hedging contracts as a result of the continuing strength of oil prices throughout the quarter.

- Royalties for the fourth quarter were $7.84 million, an increase of $0.45 million from the prior quarter. The average royalty rate for the quarter increased to 23.8 percent from 22.8 percent from the third quarter due to adjustments related to prior periods.

- Production expenses totalled $6.28 million for the quarter, a $0.51 million or nine percent increase from the third quarter of 2004. On a per barrel of oil equivalent basis, production

expenses were $8.09 in the fourth quarter 2004 compared to $7.45 in the prior quarter, a nine percent increase. During the quarter, increased compression, treating and third-party processing costs were incurred for recently added natural gas production volumes. Increased costs were also incurred for well servicing and workovers related to oil production. Also, the fourth quarter included $0.26 million or $0.34 per barrel of equivalent of costs that related to prior periods.

- General and administrative expenses increased in the fourth quarter by $0.26 million over the third quarter of 2004. This is a 25 percent increase compared to the prior quarter and is primarily due to amounts for performance-based compensation for employees.

- Interest expense in the fourth quarter was $0.21 million, an increase of 109 percent or $0.10 million from the prior quarter. This increase is primarily due to the increase in the average debt level for the fourth quarter to $14.62 million compared to $9.35 million in the third quarter of 2004 and costs incurred in relation to the renewal of the Trust's credit facility in the fourth quarter.

- Capital and current income taxes decreased by $0.21 million or 40 percent from the third quarter of 2004. The decrease was due to United States current income taxes incurred in the third quarter of 2004.

Net earnings for the quarter increased $1.11 million to $5.33 million, a 26 percent increase compared to the third quarter 2004 earnings of $4.22 million. Net earnings track the cash flow from operations for the respective periods modified by non-cash charges, which included the following for the fourth quarter of 2004:

- Unit-based compensation expense decreased by $1.95 million during the fourth quarter of 2004 to $0.71 million, as the third quarter included the one-time charge of $2.17 million pertaining to the accelerated vesting of stock options related to the July 15, 2004 Arrangement.

- Depletion and depreciation expense increased by $0.76 million to $7.77 million in the fourth quarter. The additional expense resulted from the use of an updated depletion and depreciation rate of $10.00 per barrel of equivalent, compared to the prior quarter's $9.06 per barrel of equivalent charge. The increased per unit charges are calculated on the basis of the recently completed 2004 year-end reserve appraisal prepared by independent engineers that reflects Zargon's and the ongoing industry trend to higher finding and development costs, which are commensurate with the new economics of this current era of substantially higher commodity prices.

- Future income tax expense was $0.57 million during the quarter, a reduction of $0.81 million from the third quarter of 2004. As cash distributions are made from the Trust, the effective future tax rate is lowered. During the third quarter of 2004, only two months of distributions totalling $4.27 million were made, compared to three months of distributions made in the fourth quarter of 2004 totalling $6.43 million. This increase in the amount of distributions resulted in the lower amount of future taxes in the fourth quarter of 2004.

- Non-controlling interest related to exchangeable shares increased to $1.01 million in the fourth quarter, from $0.86 million in the third quarter (on a restated basis). The increase was due to an increase in net earnings before non-controlling interest in the fourth quarter.

Net capital expenditures were $15.25 million during the fourth quarter of 2004, a 35 percent reduction from the prior quarter amount of $23.64 million. If the third quarter's $10 million Southeast

Saskatchewan oil property acquisition is excluded, the fourth quarter capital program showed a 12 percent increase over the third quarter levels. During the fourth quarter of 2004, 16.1 net wells were drilled, compared to 15.2 net wells in the third quarter of 2004.

Zargon Energy Trust

CONSOLIDATED BALANCE SHEETS

As at December 31
($ thousand)

	2004	2003 (restated – note 3)
ASSETS *[note 5]*		
Current		
Accounts receivable *[note 11]*	**14,275**	12,183
Prepaid expenses and deposits	**2,953**	980
	17,228	13,163
Property and equipment *[note 4]*	**209,736**	167,888
	226,964	181,051
LIABILITIES		
Current		
Bank indebtedness *[note 5]*	**14,230**	6,978
Accounts payable and accrued liabilities	**24,153**	19,277
Cash distributions payable	**2,210**	-
	40,593	26,255
Asset retirement obligations *[notes 3 and 6]*	**14,390**	12,194
Future income taxes *[note 9]*	**41,830**	30,133
	96,813	68,582
Commitments and contingencies *[notes 11, 12 and 13]*		
NON-CONTROLLING INTEREST		
Exchangeable shares *[notes 3 and 8]*	**9,529**	-
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital *[note 7]*	**45,755**	42,200
Contributed surplus *[note 7]*	**1,170**	264
Accumulated earnings	**84,399**	70,005
Accumulated cash distributions *[note 16]*	**(10,702)**	-
	120,622	112,469
	226,964	181,051

See accompanying notes to the consolidated financial statements.

Zargon Energy Trust

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

For the years ended December 31
($ thousand, except for per unit amounts)

	2004	2003 (restated – note 3)
Revenue		
Petroleum and natural gas revenue	**123,968**	101,657
Hedging *[note 11]*	**(4,568)**	(2,882)
Royalties (net of Alberta Royalty Tax Credit)	**(28,047)**	(22,508)
	91,353	76,267
Expenses		
Production	**21,692**	17,201
General and administrative *[note 18]*	**4,358**	3,542
Unit-based compensation *[note 7]*	**3,682**	264
Interest	**440**	771
Unrealized foreign exchange (gain) loss	**(564)**	(297)
Accretion of asset retirement obligations *[notes 3 and 6]*	**1,076**	1,172
Depletion and depreciation	**27,414**	19,660
	58,098	42,313
Earnings before income taxes	**33,255**	33,954
Income taxes *[note 9]*		
Future	**9,639**	9,187
Current	**1,114**	406
	10,753	9,593
Earnings for the year before non-controlling interest	**22,502**	24,361
Non-controlling interest – exchangeable shares *[notes 3 and 8]*	**(1,870)**	-
Earnings for the year	**20,632**	24,361
Accumulated earnings, beginning of year		
As previously reported	**70,125**	45,598
Retroactive application of change in accounting policy *[note 3]*	**(120)**	46
As restated	**70,005**	45,644
Reorganization costs *[note 17]*	**(6,238)**	-
Accumulated earnings, end of year	**84,399**	70,005
Net earnings per unit/per common share *[note 10]*		
Basic	**1.23**	1.37
Diluted	**1.20**	1.33

See accompanying notes to the consolidated financial statements.

Zargon Energy Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
($ thousand)

	2004	2003 (restated – note 3)
Operating activities		
Net earnings for the year	**20,632**	24,361
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares *[notes 3 and 8]*	**1,870**	-
Depletion and depreciation	**27,414**	19,660
Accretion of asset retirement obligations	**1,076**	1,172
Unit-based compensation *[note 7]*	**3,682**	264
Unrealized foreign exchange (gain) loss	**(564)**	(297)
Future income taxes	**9,639**	9,187
	63,749	54,347
Asset retirement expenditures	**(414)**	(287)
Changes in non-cash working capital	**19**	(936)
	63,354	53,124
Financing activities		
Advances (repayment) of bank indebtedness	**7,252**	(18,301)
Cash distributions to unitholders	**(10,702)**	-
Exercise of stock options	**2,867**	1,203
Changes in non-cash working capital	**2,148**	-
	1,565	(17,098)
Investing activities		
Additions to property and equipment	**(56,553)**	(45,124)
Proceeds on disposal of property and equipment	**280**	5,215
Reorganization costs *[note 17]*	**(9,443)**	-
Changes in non-cash working capital	**797**	3,883
	(64,919)	(36,026)
Change in cash, and cash end of year	**-**	-

See supplementary information contained in Note 14.

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004 and 2003
All amounts are stated in Canadian dollars unless otherwise stated.

1. STRUCTURE OF THE TRUST

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust ("Zargon" or the "Trust") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The trust units commenced trading on the TSX under the symbol "ZAR.UN" on July 21, 2004. The exchangeable shares commenced trading on the TSX under the symbol "ZOG.B" on August 4, 2004. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The costs of the reorganization were $9.44 million and are described in note 17.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas in Canada and the United States ("U.S.").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the Trust's accounting policies summarized below.

While the Trust commenced operations on July 15, 2004, these consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. Also, certain comparative figures have been reclassified to conform with the current presentation.

The consolidated financial statements include the accounts of Zargon Energy Trust, all subsidiaries and a partnership. All subsidiaries and the partnership are directly or indirectly owned and their operations are fully reflected in the consolidated financial statements.

Revenue Recognition

Petroleum and natural gas revenue is recognized in earnings when reserves are produced and delivered to the purchaser.

Joint Operations

The majority of the petroleum and natural gas operations of the Trust are conducted jointly with others, and accordingly, these financial statements reflect only the proportionate interests of the Trust in such activities.

Property and Equipment

The Trust follows the full cost method of accounting for its oil and natural gas operations whereby all costs relating to the acquisition, exploration and development of oil and natural gas reserves are capitalized and accumulated in separate cost centres for Canada and the United States. Such costs include land acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, and costs of drilling and equipping wells.

Depletion and depreciation of petroleum and natural gas properties and equipment is computed using the unit of production method based on the estimated proved reserves of petroleum and natural gas before royalties determined by independent consultants. For purposes of this calculation, reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. A portion of the cost of petroleum and natural gas rights relating to undeveloped properties is excluded from depletion calculations. Twenty percent of the year-end balance of these costs is added to the depletion base each year. Proceeds on the disposal of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized, unless such a disposal would result in a change in the depletion rate of 20 percent or more.

Depreciation of office equipment is provided using the declining balance method at an annual rate of 20 percent.

Impairment Test

The Trust applies an impairment test to petroleum and natural gas properties and equipment costs on an annual basis or as events or circumstances dictate. This impairment test is performed on both the Canadian and U.S. cost centres. An impairment loss exists when the carrying amount of the Trust's petroleum and natural gas properties and equipment exceeds the estimated undiscounted future net cash flows associated with the Trust's proved reserves (before royalties). If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust's proved and probable reserves are charged to income. Reserves are determined pursuant to evaluation by independent engineers as dictated by National Instrument 51-101. The calculation of future net cash flow is based on future prices as estimated by management relative to benchmark prices in future markets, discounted using a risk free rate (see note 4).

Asset Retirement Obligations

Zargon recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

Financial Instruments

Derivative financial instruments are utilized from time to time to reduce commodity price risk associated with the Trust's production of oil and natural gas. The base prices for the commodities are sometimes denominated in U.S. dollars and the Trust may also use such financial instruments to reduce the related foreign currency risk. Financial instruments may also be used from time to time to reduce interest rate risk on outstanding debt. The Trust does not enter into financial instruments for trading or speculative purposes.

The Trust follows a policy of using hedge instruments such as fixed price swaps, forward sales, puts, options and costless collars. The objective is to partially offset or mitigate the wide price swings commonly encountered in oil and natural gas commodities and in so doing to protect a minimum level of cash flow in periods of low commodity prices. The Trust's policy is to designate each derivative financial instrument employed as a hedge of a specific portion of projected production over the term of the instrument. The Trust formally documents its risk management objectives and strategies for undertaking the hedged transactions, the hedging item, the nature of the specific risk exposures being hedged, the intended term of the hedge relationship, the method for assessing effectiveness and the method of accounting for the hedging relationship. The effectiveness of the derivative is assessed on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values of the hedged items. The instruments employed may be denominated in U.S. or Canadian dollars. The Trust believes the derivative financial instruments used are effective as hedges over their term. In the event that a designated hedged item ceased to exist, any realized or unrealized gain or loss on such derivative commodity instruments is recognized in income immediately. If the hedge relationship is terminated, either via ineffectiveness or via termination of the designation, gains or losses previously deferred continue to be deferred and recognized when they are realized.

In the case of forward sales, the instrument can sometimes be satisfied by physical delivery. In all other cases the instrument is satisfied by payments or charges calculated by referring published prices to the agreed reference price in the terms and manner set out in the contract and paid or received monthly. In the case of physical delivery, the payment is part of the normal revenue stream. All other payments or charges are accounted for monthly as adjustments to revenue received.

Interest rate swap agreements may be used from time to time to manage the floating interest rate on the Trust's revolving bank debt. Such agreements involve the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. At December 31, 2004 and 2003 the Trust had no such financial instruments.

Foreign currency swap agreements may be used from time to time to manage the risk inherent in producing commodities whose price is based directly or indirectly on U.S. dollars, using a notional principal equal to the projected monthly revenue from their sale. Payments or charges are calculated and paid according to the terms of the agreement, usually with monthly settlement. Foreign currency swap agreements are designated as hedges of revenue that is received in Canadian dollars, but whose amount is determined in foreign currency. At December 31, 2004 and 2003 the Trust had no such financial instruments.

Gains or losses from all contracts, other than forward sales settled by physical delivery, are recognized as hedging gains or losses when realized.

Income Taxes

The Trust follows the liability method of tax allocation in accounting for income taxes. Under this method, the Trust records future income taxes for the effect of any differences between the accounting and income tax basis of an asset or liability using income tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change is substantively enacted.

Foreign Currency Translation

The Trust uses the temporal method of foreign currency translation, whereby the monetary assets and liabilities recorded in a foreign currency are translated into Canadian dollars at year-end exchange rates, and non-monetary assets and liabilities at the exchange rates prevailing when the assets were acquired or liability incurred. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses on translation are included in the consolidated statements of earnings.

Trust Unit Rights and Unit-Based Compensation

Under the Trust's unit rights incentive plan (the "Plan"), rights to purchase trust units are granted to directors, officers and employees at current market prices. Compensation expense for rights granted by the Trust subsequent to the Arrangement is based on the amount that the market price of the trust unit exceeds the original exercise price (grant price) for rights as at the date of the financial statements and is recognized in earnings over the vesting period of the Plan with an offsetting amount recorded to contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur. Stock options granted in 2003 and through to implementation of the Arrangement are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such, the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value using a Black-Scholes option-pricing model. No compensation expense has been recorded on options issued prior to 2003 (see note 7).

Per Unit Amounts

Per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The Trust follows the treasury stock method, which assumes that the proceeds received from "in-the-money" trust unit rights are used to repurchase units at the average market rate during the period. Diluted per unit amounts also include exchangeable shares using the "if-converted" method, whereby it is assumed the conversion of the exchangeable securities occurs at the beginning of the reporting period (or at the time of issuance if later).

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the assessment of these assets for impairment are based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

Inherent in the fair value calculation of asset retirement obligations, are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal and regulatory environments. To the extent future

revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.

Cash Distributions

The Trust declares monthly distributions of cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to satisfying its financing covenants. Such distributions are recorded as distributions of equity upon declaration of the distribution.

3. CHANGES IN AC COUNTING POLICIES

Exchangeable Shares – Non-Controlling Interest

On January 19, 2005, the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of Unitholders' Equity.

In accordance with the transitional provisions of EIC-151, the Trust has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $9.53 million on the Trust's consolidated balance sheet as at December 31, 2004. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $1.87 million in 2004. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2004 resulted in an increase in property and equipment of $11.28 million, an increase of unitholders' equity by $0.62 million, and an increase in future income tax liability of $3.0 million. Cash flow was not impacted by this change.

Full Cost Accounting

On January 1, 2004, Zargon adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves determined using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. Since the fair values of the cost centres exceed the carrying value, there is no impact on the Trust's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligations

On January 1, 2004, Zargon retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Trust records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Trust expects to settle the retirement obligation. The asset retirement costs assigned to the long-lived assets are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per unit amounts for the year ended December 31, 2004 and 2003 is negligible as a result of adopting this new policy.

4. PROPERTY AND EQUIPMENT

($ thousand)	2004		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties and equipment	**295,533**	**97,680**	**197,853**
Adjustment due to conversion of exchangeable shares (see note 3)	**11,279**	**-**	**11,279**
Office equipment	**1,304**	**700**	**604**
	308,116	**98,380**	**209,736**

($ thousand) (restated – note 3)	2003		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties and equipment	237,860	70,351	167,509
Office equipment	1,009	630	379
	238,869	70,981	167,888

At December 31, 2004, petroleum and natural gas properties and equipment include $14.7 million (2003 – $14.5 million) relating to undeveloped properties that have been excluded from the depletion calculation.

An impairment test calculation was performed on the Trust's petroleum and natural gas properties and equipment at December 31, 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust's petroleum and natural gas properties and equipment. This impairment calculation was performed separately on both the Canadian and U.S. cost centres.

The following table outlines benchmark prices used in the impairment test at December 31, 2004:

Year	WTI Crude Oil ($US/bbl)	Exchange Rate $US/$Cdn	WTI Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/gj)
2005	42.60	0.83	51.33	6.02
2006	40.42	0.83	48.70	6.22
2007	39.11	0.83	47.12	5.85
2008	38.09	0.83	45.89	5.55
2009	37.37	0.83	45.02	5.26
2010-2014	37.35	0.83	45.00	5.09
Thereafter (inflation %)	2.0%	0.83	2.0%	2.0%

Actual prices used in the impairment test were adjusted for commodity price differentials specific to Zargon.

5. BANK INDEBTEDNESS

The Trust has a revolving demand credit facility that provides for a line of credit of $50.00 million bearing interest at prime (December 31, 2004 – 4.25 percent; 2003 – 4.50 percent) and has pledged an assignment of accounts receivable, a first floating charge on all of the Canadian assets and a fixed charge over certain property and equipment as collateral. In the normal course of operations Zargon enters into various letters of credit. At December 31, 2004 the approximate value of these letters of credit totalled $0.46 million (2003 - $0.50 million).

6. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on Zargon's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. Zargon has estimated the net present value of its total asset retirement obligations to be $14.39 million (2003 - $12.19 million) as at December 31, 2004, based on a total future liability of $59.12 million (2003 - $50.85 million). These payments are expected to be made over the next 30 years with the majority of the costs being incurred after 2012. Zargon used a discount rate of 8.5 percent which is based on a risk-free rate adjusted for credit risk and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	Year Ended December 31, 2004	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**1,696**	749
Liabilities settled	**(414)**	(287)
Accretion expense	**1,076**	1,172
Other	**(162)**	-
Balance, end of year	**14,390**	12,194

7. UNITHOLDERS' EQUITY

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 8) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

Common Shares of Zargon Oil & Gas Ltd. (no par value)	**December 31, 2004**		December 31, 2003	
(thousand)	**Number of Shares**	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised for cash	**534**	**2,867**	355	1,203
Stock-based compensation recognized	**-**	**69**	-	-
Trust units issued	**(14,866)**	**(36,219)**	-	-
Exchangeable shares issued	**(3,660)**	**(8,917)**	-	-
Balance, end of year	**-**	**-**	17,992	42,200

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units	**December 31, 2004**	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**14,866**	**36,219**
Issued on conversion of exchangeable shares	**475**	**9,536**
Balance, end of year	**15,341**	**45,755**

Compensation Plans

A summary of the status of the Trust's compensation expense for the year ended December 31, 2004 is presented below:

Compensation Expense	Year Ended December 31,	
($ thousand)	**2004**	2003
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**	264
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**	-
Unit-based compensation recognized subsequent to trust conversion	**1,170**	-
Balance, end of year	**3,682**	264

A summary of the status of the Trust's compensation plans as at December 31, 2004 and 2003 and changes during the years ended on those dates is presented below:

Stock Options

As part of the Arrangement to reorganize Zargon Oil & Gas Ltd. into a Trust, all common share options, vested and unvested, were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

	December 31, 2004		December 31, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price** ($/stock option)	Number of Shares (thousand)	Weighted Average Exercise Price ($/stock option)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	459	9.50
Exercised	**(534)**	**5.39**	(355)	3.39
Cancelled prior to trust conversion	**(9)**	**9.61**	(22)	9.30
Cancelled immediately prior to trust conversion	**(1,184)**	**11.03**	-	-
Outstanding at end of year	**-**	**-**	1,297	7.05
Options exercisable at year end	**-**	**-**	985	6.25

Stock-Based Compensation (see Compensation Expense table above)

Compensation expense of $0.34 million was recognized for the 2004 year as a result of regular vesting of unvested stock options prior to the Arrangement. Additionally, as a result of cancelling the stock-option plan pursuant to the Arrangement, compensation expense for the year ended December 31, 2004 of $2.17 million resulted from accelerating of unvested stock options. Both of these non-cash expenses have been recognized as part of unit-based compensation expense on the income statement for the twelve month period.

Under this stock-option plan, the Company had calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted under the stock option plan was based on the estimated fair values at the time of the grant and the expense was recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include an annualized volatility factor of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the year ended December 31, 2003 would be reduced by $0.21 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 year. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

Trust Unit Rights Incentive Plan

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan vest over a three-year period and expire five years from the grant date.

The following table summarizes information about the Trust's unit rights:

	December 31, 2004	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($/unit right)
Outstanding at beginning of year	-	-
Unit rights granted	579	17.79
Outstanding at end of year	579	17.79
Unit rights exercisable at year end	-	-

The following table summarizes information about unit rights outstanding at December 31, 2004:

	Unit Rights Outstanding			**Unit Rights Exercisable**	
Range of Exercise Prices ($/unit right)	Number Outstanding at 12/31/04 (thousand)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price ($/unit right)	Number Exercisable at 12/31/04 (thousand)	Weighted Average Exercise Price ($/unit right)
17.70	546	4.1 years	17.70	-	-
19.25	33	4.1 years	19.25	-	-
	579		17.79	-	-

Unit-Based Compensation (see Compensation Expense table above)

The Plan allows for the exercise price of rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the Plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the original exercise price (grant price) for rights issued as at the date of the interim unaudited consolidated financial statements and is recognized in earnings over the vesting period of the Plan. Compensation expense for the unit rights for the year ended December 31, 2004 was $1.17 million.

Compensation expense associated with rights granted under the Plan is recognized in earnings, on a straight-line basis, over the vesting period of the Plan with a corresponding increase or decrease in

contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

Contributed Surplus

The following table summarizes information about the Trust's contributed surplus account:

($ thousand)	
Balance, December 31, 2002	-
Stock-based compensation expense for 2003	264
Balance, December 31, 2003	**264**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	345
Stock-based compensation recognized on exercise of stock options	(69)
Accelerated vesting of unvested stock options pursuant to the Arrangement	2,167
Stock-options cancelled immediately prior to trust conversion	(2,707)
Balance at trust conversion	-
Unit-based compensation recognized subsequent to trust conversion	1,170
Balance, December 31, 2004	**1,170**

8. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the year, a total of 474,000 exchangeable shares were converted into 475,000 trust units based on the exchange ratio at the time of conversion. At December 31, 2004, the exchange ratio was 1.02583 trust units per exchangeable share. As set out in the Arrangement, the exchangeable shares are entitled to vote equally to the number of trust units for which each exchangeable share is convertible into a trust unit on the record date. The Board of Directors of Zargon Oil & Gas Ltd. hold the option to redeem all outstanding exchangeable shares for trust units on or before July 15, 2014. At such time, should the Board not extend the term of the shares, there will be no remaining non-controlling interest.

The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" in 2004. Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the

trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

Non-Controlling Interest - Exchangeable Shares	**December 31, 2004**	
(thousand, except exchange ratio)	**Number of Shares**	**Amount ($)**
Non-controlling interest - exchangeable shares issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**3,660**	**8,917**
Exchanged for trust units at book value and including earnings attributed since Plan of Arrangement	**(474)**	**(1,258)**
Earnings attributable to non-controlling interest	**-**	**1,870**
Balance, end of year	**3,186**	**9,529**
Exchange ratio, end of year	**1.02583**	
Trust units issuable upon conversion of exchangeable shares, end of year	**3,268**	

The proforma total units outstanding at year-end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving rise to the exchange ratio at the end of the year is 18.61 million units.

9. INCOME TAXES

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no current tax provision for Canadian income tax expense has been made in the Trust. Canadian Large Corporations tax, capital taxes and U.S. income taxes are provided for under current income tax expense.

In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.

Income taxes differ from the amounts that would be obtained by applying statutory income tax rates to earnings before income taxes as follows:

($ thousand)	2004	2003 (restated – note 3)
Statutory income tax rate	**39.96%**	41.58%
Expected income taxes	**13,289**	14,118
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of Alberta Royalty Tax Credit	**4,928**	3,856
Resource allowance	**(4,438)**	(4,724)
Rate adjustment	**947**	(4,314)
Cash distributions	**(4,277)**	-
Large corporation tax, capital taxes, and U.S. income taxes	**1,114**	406
Other	**(810)**	251
	10,753	9,593

As at December 31, 2004, Zargon has exploration and development costs, unamortized petroleum and natural gas property expenditures, undepreciated capital costs and unamortized share issue costs available for deduction against future taxable earnings in aggregate of approximately $79 million (December 31, 2003 – $79 million).

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of Zargon's net future income tax liability are as follows:

($ thousand)	2004	2003 (restated – note 3)
Net book value of property and equipment in excess of tax pools	**33,279**	19,501
Deferred partnership earnings	**14,153**	13,637
Asset retirement obligation	**(5,107)**	(2,211)
Non-capital loss carry forwards	**-**	(395)
Share issue costs	**(126)**	(240)
Alberta royalty tax deduction	**(369)**	(159)
	41,830	30,133

10. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

(thousand)	2004 (units)	2003 (shares)
Basic	**16,818**	17,824
Diluted	**18,723**	18,373

Dilution amounts of 1,905,000 (2003 – 549,000) were added to the weighted average number of units/common shares outstanding during the year in the calculation of diluted per unit/common share amounts. These unit/share additions represent the dilutive effect of unit rights/stock options according to the treasury stock method, and also include exchangeable shares using the "if-converted" method. In 2004, an adjustment to the numerator amount was required in the diluted calculation to provide for the earnings ($1.87 million) attributable to the non-controlling interest pertaining to the exchangeable shareholders.

11. FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

Financial instruments of the Trust consist of accounts receivable, deposits, accounts payable and accrued liabilities, bank indebtedness, and cash distributions payable. As at December 31, 2004 and 2003, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk management

Accounts receivable include amounts receivable for petroleum and natural gas sales that are generally made to large credit-worthy purchasers, and amounts receivable from joint venture partners that are recoverable from production. Accordingly, the Trust views credit risks on these amounts as low. Of Zargon's significant individual accounts receivable at December 31, 2004, approximately 28 percent was owing from one company (2003 – 21 percent).

The Trust is exposed to losses in the event of non-performance by counterparties to hedge transactions. The Trust minimizes credit risk associated with possible non-performance to these financial instruments by entering into contracts with only investment grade counterparties, limits on exposures to any one counterparty, and monitoring procedures. The Trust believes these risks are minimal.

Interest rate risk management

Borrowings under bank credit facilities are for short periods and are market-rate-based (variable interest rates); thus carrying values approximate fair values.

Foreign currency risk management

The Trust is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil, and to a large extent natural gas prices, are based upon reference prices denominated in U.S. dollars, while the majority of the Trust's expenses are denominated in Canadian

dollars. When appropriate, the Trust enters into agreements to fix the exchange rate of Canadian dollars to U.S. dollars in order to manage this risk.

Commodity price risk management

The Trust enters into hedge transactions on oil and natural gas. The agreements entered into are forward transactions providing the Trust with a range of fixed prices on the commodities sold.

The Trust has outstanding contracts at December 31, 2004 and 2003 as follows:

At December 31, 2004

	Volume	Rate	Price	Range of Terms
Financial Hedges				
Oil swaps	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	146,000 bbl	400 bbl/d	$44.05 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	180,000 gj	2,000 gj/d	$6.27/gj	Jan. 1/05–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	180,000 gj	2,000 gj/d	$6.75/gj Put $9.55/gj Call	Jan. 1/05–Mar. 31/05
	180,000 gj	2,000 gj/d	$6.75/gj Put $9.80/gj Call	Jan. 1/05–Mar. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Physical Hedges				
Natural gas swaps	180,000 gj	2,000 gj/d	$8.35/gj	Jan. 1/05–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

At December 31, 2003

	Volume	Rate	Price	Range of Terms
Financial Hedges				
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04–Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04–Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04–Mar. 31/04

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars and puts are settled against the AECO pricing index.

At December 31, 2004, $1.14 million would have been received to settle the above contracts and, of this amount $0.71 million related to financial hedges and $0.43 million related to physical hedges. At December 31, 2003, the cost to settle the above contracts would have been $0.89 million. These instruments have no book values recorded in the consolidated financial statements.

12. COMMITMENTS

The Trust is committed to future minimum payments for natural gas transportation contracts in addition to operating leases for office space, office equipment, vehicles and field equipment. Payments required under these commitments for each of the next four years are: 2005–$1.88 million; 2006–$0.71 million; 2007–$0.43 million; 2008–$0.07 million; and thereafter $0.03 million.

13. CONTINGENCIES AND GUARANTEES

In the normal course of operations, Zargon executes agreements that provide for indemnification and guarantees to counterparties in transactions such as the sale of assets and operating leases.

These indemnifications and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities or as a result of litigation that may be suffered by counterparties.

Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

The Trust indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Trust to the extent permitted by law. The Trust has acquired and maintains liability insurance for its directors and officers. The Trust is party to various legal claims associated with the ordinary conduct of business. The Trust does not anticipate that these claims will have a material impact on the Trust's financial position.

14. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	**2004**	**2003**
Cash interest paid	**448**	714
Cash taxes paid	**794**	360

15. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the U.S.

($ thousand)		**2004**	
	Canada	**United States**	**Combined**
Petroleum and natural gas revenue	**108,484**	**15,484**	**123,968**
Property and equipment	**184,860**	**24,876**	**209,736**
Total assets	**200,171**	**26,793**	**226,964**
Net capital expenditures	**51,464**	**4,809**	**56,273**

($ thousand) (restated – note 3)		**2003**	
	Canada	**United States**	**Combined**
Petroleum and natural gas revenue	90,034	11,623	101,657
Property and equipment	145,210	22,678	167,888
Total assets	157,583	23,468	181,051
Net capital expenditures	33,373	6,536	39,909

16. ACCUMULATED CASH DISTRIBUTIONS

During the year, the Trust paid or declared distributions to the unitholders in the aggregate amount of $10.70 million (2003 - $nil) in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
August 2004	August 31, 2004	September 15, 2004	$0.14
September 2004	September 30, 2004	October 15, 2004	$0.14
October 2004	October 31, 2004	November 15, 2004	$0.14
November 2004	November 30, 2004	December 15, 2004	$0.14
December 2004	December 31, 2004	January 17, 2005	$0.14

17. ZARGON ENERGY TRUST REORGANIZATION

The following costs were incurred to reorganize Zargon Oil & Gas Ltd. into a trust, effective July 15, 2004:

($ thousand)	
Cash payout of stock options	7,875
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,568
Total reorganization costs	9,443

Of the above amounts, $2.71 million was charged to contributed surplus relating to recognized stock-based compensation under the previous stock option plan for the Company. The remaining $6.73 million ($6.24 million net of taxes) was charged directly against accumulated earnings.

18. RELATED PARTY TRANSACTIONS

During the year, Zargon paid $0.15 million in consulting fees to a company owned by the Chairman of the Board; $0.05 million for vehicle leases to a company owned by a Board member; and $0.53 million for legal services in conjunction with the Arrangement to a law firm in which a Board member is a partner. These payments were in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

Forward Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this press release are as of March 14, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN", exchangeable shares of Zargon trade under the symbol "ZOG.B".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 4, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.03726 to 1.04292. This increase will be effective on March 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
February 28, 2005	1.03726	$0.14	$25.64324	0.00566	March 15, 2005	1.04292

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.665 million trust units (ZAR.UN) and 2.913 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the March 15, 2005 revised exchange ratio there would be a total of 18.703 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 2, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST ANNOUNCES CANADIAN TAX TREATMENT OF 2004 DISTRIBUTIONS

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") announces that for Canadian tax reporting purposes, cash distributions paid to Unitholders in the 2004 taxation year were 100% taxable.

The information contained herein is based on Zargon's understanding of the Canadian Income Tax Act and is provided for general information purposes only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

UNITS HELD WITHIN AN RRSP, RRIF OR DPSP

With respect to units of Zargon Energy Trust held in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan (DPSP) during 2004, no amount should be reported on the 2004 individual Income Tax Return ("T1").

UNITS HELD OUTSIDE AN RRSP, RRIF OR DPSP

Zargon unitholders who held trust units outside an RRSP, RRIF or DPSP will receive a T3 Supplementary Slip for 2004 ("T3") that will report the taxable portion of such distributions as "other income" in Box 26 of their T3. Registered unitholders will receive their T3 slip from Zargon's transfer agent, Valiant Trust Company, while beneficial unitholders who held units through intermediaries such as investment advisers will be receiving T3 receipts from their advisor or other intermediary.

FOR CANADIAN TAXPAYERS

The following table summarizes, on a monthly basis, cash distributions received in 2004 by unitholders, indicating that the full amount is taxable and no portion is considered to be a return of capital.

Record Date	Payment Date	Taxable Amount (Other Income)	Return of Capital	Total Cash Distribution
August 31, 2004	September 15, 2004	$0.14	$0.00	$0.14
September 30, 2004	October 15, 2004	$0.14	$0.00	$0.14
October 31, 2004	November 15, 2004	$0.14	$0.00	$0.14
November 30, 2004	December 15, 2004	$0.14	$0.00	$0.14
December 31, 2004	January 17, 2005	$0.14	$0.00	$0.14
	Total	$0.70	$0.00	$0.70

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN", exchangeable shares of Zargon trade under the symbol "ZOG.B".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: February 17, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS FEBRUARY 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of February in the amount of Cdn. $0.14 per trust unit will be paid on March 15, 2005 to unitholders of record on February 28, 2005. The ex-distribution date is February 24, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.619 million trust units (ZAR.UN) and 2.958 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the February 15, 2005 revised exchange ratio there would be a total of 18.687 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: February 7, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.03170 to 1.03726. This increase will be effective on February 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
January 31, 2005	1.03170	$0.14	$25.98343	0.00556	February 15, 2005	1.03726

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.619 million trust units (ZAR.UN) and 2.958 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the February 15, 2005 revised exchange ratio there would be a total of 18.687 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: January 17, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS JANUARY 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of January in the amount of Cdn. $0.14 per trust unit will be paid on February 15, 2005 to unitholders of record on January 31, 2005. The ex-distribution date is January 27, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.341 million trust units (ZAR.UN) and 3.186 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the January 17, 2005 revised exchange ratio there would be a total of 18.628 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: January 5, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.02583 to 1.03169. This increase will be effective on January 17, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
December 31, 2004	1.02583	$0.14	$24.47914	0.00587	January 17, 2005	1.03170

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310,6 06 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.341 million trust units (ZAR.UN) and 3.186 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the January 17, 2005 revised exchange ratio there would be a total of 18.628 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: December 16, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS DECEMBER 2004 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of December in the amount of Cdn. $0.14 per trust unit will be paid on January 17, 2005 to unitholders of record on December 31, 2004. The ex-distribution date is December 29, 2004.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.306 million trust units (ZAR.UN) and 3.220 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 15, 2004 revised exchange ratio there would be a total of 18.610 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: December 6, 2004

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.01977 to 1.02583. This increase will be effective on December 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [(1)]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2004	1.01977	$0.14	$23.57576	0.00606	December 15, 2004	1.02583

[(1)] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.306 million trust units (ZAR.UN) and 3.220 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 15, 2004 revised exchange ratio there would be a total of 18.610 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: November 18, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS NOVEMBER 2004 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of November in the amount of Cdn. $0.14 per trust unit will be paid on December 15, 2004 to unitholders of record on November 30, 2004. The ex-distribution date is November 26, 2004.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.298 million trust units (ZAR.UN) and 3.229 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2004 revised exchange ratio there would be a total of 18.590 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: November 11, 2004

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Brent C. Heagy, Vice President, Finance and Chief Financial Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: November 11, 2004

"B.C. Heagy"

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Q3 2004

Zargon

ZARGON ENERGY TRUST

FINANCIAL & OPERATING HIGHLIGHTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

The third quarter of 2004 marked the inaugural quarter for Zargon Energy Trust ("Zargon" or the "Trust"). On July 15, 2004 court approval was received for the reorganization of Zargon Oil & Gas Ltd. ("the Company") into a sustainable income trust. Although structurally reorganized, Zargon Energy Trust retained all of the key elements; including the properties, staff, Board of Directors and operating business philosophies that provided the foundation for Zargon Oil & Gas Ltd.'s successful eleven-year history as a public Company. Consequently, the reorganization has been treated as a continuity of interest and the Trust's financial statements for the period ended September 30, 2004 are reported as though the Trust had always carried on the business of the Company.

Highlights from the third quarter and nine months ended September 30, 2004 are noted below:

- Historically high commodity prices held throughout the third quarter, resulting in record quarterly revenues of $32.41 million, five percent above the preceding quarter and 36 percent above $23.76 million in third quarter 2003. Revenue for the nine months to September 30, 2004 was also a record at $91.07 million.
- Third quarter 2004 production averaged 8,405 barrels of equivalent per day, an increase of three percent from the preceding quarter and 13 percent from third quarter 2003. Third quarter production on a per unit basis (previously per share) was two percent higher than the preceding quarter and nine percent higher than the 2003 third quarter. The production gains were primarily provided from successful natural gas drilling programs in Zargon's West Central and Alberta Plains core areas that brought the average natural gas production for the quarter to 29.90 million cubic feet per day. Oil and liquids production averaged 3,422 barrels per day for the 2004 third quarter and was supported by the late July acquisition of operated producing interests in the Weyburn, Saskatchewan area of the Williston Basin.
- Cash flow from operations for the third quarter 2004 of $16.13 million was two percent less than the preceding quarter but represented an increase of 31 percent from the $12.34 million reported in third quarter 2003. The record level of cash flow in the nine month period to September 30, 2004 of $48.39 million is directly attributable to the combination of very high commodity prices and increased production volumes. The unprecedented commodity prices produced hedging losses of $1.43 million for the 2004 third quarter and $3.01 million for the 2004 nine month period.
- The Trust provided for its first two monthly cash distributions of $0.14 per unit in the 2004 third quarter. This monthly unit distribution rate is equivalent to approximately 48 percent of the Trust's third quarter cash flow of $0.87 per diluted unit. Cash distributions totaled $4.27 million for the months of August and September and due to the effect of the exchangeable share component of Zargon's capitalization equated to approximately 40 percent of the cash flow for the comparable two month period. Capital expenditures for the third quarter included $12.55 million for a very active field exploration and development program and $11.09 million for the acquisition of oil and gas properties.
- Net earnings for the nine months ended September 30, 2004 of $16.17 million is 20 percent lower than the corresponding period of 2003 where the future taxes provision contained a large multi-year adjustment for reduced federal tax rates.

(unaudited)	Three months ended September 30 2004	2003	Percent Change	Nine months ended September 30 2004	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**32.4**	23.8	36	**91.1**	77.1	18
Cash flow from operations	**16.1**	12.3	31	**48.4**	41.1	18
Cash distributions	**4.3**	–	–	**4.3**	–	–
Net earnings (note 1)	**5.1**	4.4	15	**16.2**	20.3	(20)
Net capital expenditures	**23.6**	12.1	95	**41.0**	27.1	51
Per Unit, Diluted (note 2)						
Cash flow from operations ($/unit)	**0.87**	0.67	30	**2.58**	2.24	15
Net earnings ($/unit) (note 1)	**0.27**	0.24	13	**0.86**	1.11	(23)
Cash Distributions ($/trust unit)	**0.28**	–	–	**0.28**	–	–
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**190.6**	161.2	18
Bank indebtedness				**9.8**	8.9	10
Unitholders' equity (note 1)				**121.3**	107.8	12
Total Units Outstanding at Period End (million) (note 3)				**18.55**	17.89	4
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,422**	3,341	2	**3,348**	3,269	2
Natural gas (mmcf/d)	**29.90**	24.77	21	**28.81**	23.90	21
Equivalent (boe/d) (note 4)	**8,405**	7,470	13	**8,149**	7,252	12
Equivalent per million units (boe/d) (note 4)	**457**	418	9	**445**	408	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**49.74**	36.39	37	**44.73**	37.95	18
Natural gas ($/mcf)	**6.09**	5.51	11	**6.34**	6.63	(4)
Wells Drilled, Net	**15.2**	11.5	32	**33.5**	22.5	49
Undeveloped Land at Period End (thousand net acres)				**399**	379	5

Note 1: Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

Note 2: The diluted per unit amounts are calculated using the diluted weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Note 3: Total units outstanding include trust units plus the exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Note 4: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Average daily production per million units is calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

PRODUCTION*

Natural gas production volumes averaged 29.90 million cubic feet per day in the three months ended September 30, 2004, a gain of 21 percent from the corresponding period of 2003. As a sustainable trust, one of Zargon's key initiatives will be to offset the naturally occurring gas production rate declines through production additions derived from field-related exploration and development capital expenditures. Over the last three years Zargon has been successful in maintaining stable natural gas production volumes at Zargon's principal gas property located at Jarrow in the Alberta Plains. In 2004, field-related capital programs have continued to be successful in maintaining Jarrow production volumes. Specifically, in the third quarter several promising Jarrow wells were drilled that were not tied-in by quarter-end, but should permit continued stable production volumes for the majority of the upcoming winter. In addition to the successful Alberta Plains capital programs, Zargon has posted significant corporate natural gas production gains over the last year from successful exploration initiatives in the Highvale, Pembina and Peace River Arch properties of the West Central Alberta core area.

Oil and liquid production of 3,422 barrels per day in the 2004 third quarter and 3,348 barrels per day in the nine months ended September 30, 2004 provided gains of two percent in each case over the comparable periods of 2003. On July 26, 2004 Zargon closed a 250 barrels per day acquisition in the Weyburn, Saskatchewan area of the Williston Basin. These interests have now been integrated with Zargon's existing holdings and provide further development and waterflood enhancement activities. Recently drilled successful oil wells at Weyburn, Saskatchewan and Haas, North Dakota have now been placed on production and should offset the Trust's corporate declines and provide the basis for the projected corporate fourth quarter oil production gains. Going forward, the Williston Basin will receive an expanded capital drilling and facility budget to accelerate the development of Zargon's very large inventory of waterflood and exploitation projects.

EXPLORATION AND EXPLOITATION*

During the 2004 third quarter, Zargon drilled 17 gross wells (15.2 net) that delivered 12.0 net natural gas wells, 2.2 net oil wells and 1.0 net dry hole for a 93 percent success ratio. Natural gas wells drilled in the third quarter include 7.4 net wells at Jarrow and 2.0 net wells at Hamilton Lake, also in the Alberta Plains area, plus 2.6 net wells in West Central Alberta. The third quarter's 2.2 net oil wells were all related to oil development or waterflood exploitation projects in the Williston Basin.

During the third quarter, Zargon concluded its initial earning phase on an industry farm-in on the Blackfeet Indian reservation in northern Montana, United States. During this first phase exploration program two wells were drilled, one suspended well was completed and two existing wells were production tested. Following a thorough evaluation of the exploration results, Zargon elected to not commit to further exploration expenditures on this large land block and has consequently forfeited the right to earn further interests. For the nine months ended September 30, 2004 the Trust drilled 33.5 net wells yielding 25.2 net gas wells, 4.3 net oil wells and 4 net dry holes, which equates to an 88 percent success ratio.

A very active drilling program is scheduled for the 2004 fourth quarter with eight wells planned in the Alberta Plains and eight wells scheduled for West Central Alberta. In addition, at least two oil exploitation wells will be drilled in our Williston Basin core area taking the corporate year-end totals to approximately 48 net wells. Following an unseasonably wet summer, Zargon's tie-in and completion work on a backlog of new natural gas wells is continuing briskly and significant progress has also been made on the Williston Basin waterflood enhancement projects at Haas, North Dakota and Frys, Carnduff and Steelman, Saskatchewan.

One of the key elements of Zargon's business strategy is to sustain per unit natural gas production volumes through ongoing exploration and development capital programs. These programs are supported by a large inventory of undeveloped land that totaled 399 thousand net acres at the end of the third quarter. Despite the current very competitive Crown land sale environment, Zargon will continue to at least partially offset Crown land expiries with an active undeveloped Crown land acquisition program that replenishes Zargon's inventory of natural gas exploration opportunities.

ACQUISITIONS/DISPOSITIONS

In the third quarter, Zargon acquired a portfolio of oil properties in the Weyburn, Saskatchewan area of the Williston Basin. These properties, which include operated interests in six small Units, integrate well with our existing properties and in most cases added to existing holdings. They are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase price was $10 million and the acquisition brought approximately 250 barrels per day of additional oil production. For the nine months ended September 30, 2004, net property acquisitions totaled $11.61 million.



OIL AND LIQUID PRODUCTION
(bbl/d)



3,341
3,340
3,355
3,266
3,422
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NATURAL GAS PRODUCTION
(mmcf/d)



24.77
28.08
27.21
29.30
29.90
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

PRODUCTION
(boe/d)



7,470
8,020
7,889
8,150
8,405
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

ZARGON ENERGY TRUST BUSINESS STRATEGY*

The July 15, 2004 corporate reorganization created a sustainable energy trust named Zargon Energy Trust. The Trust functions by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production and reserve levels on a per unit basis through the reinvestment of the remaining cash flow from operations. These exploration and development capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production and reserve growth, but only on a value added opportunistic basis.

GUIDANCE*

In a May 17, 2004 press release relating to the pending reorganization, third quarter 2004 production guidance for the Trust was set at 8,400 barrels of equivalent per day based on estimates of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids. These guidance levels were almost exactly met with third quarter actual results of 29.90 million cubic feet per day of natural gas and 3,422 barrels per day of oil and liquids, giving 8,405 barrels of equivalent per day. The Trust's current operating objective is to maintain production of natural gas while seeking modest growth in oil and liquids production, in both cases through internally generated exploration and development capital programs. Accordingly, the Trust anticipates production for the fourth quarter will average 8,500 barrels of equivalent per day, comprised of 30 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids.

Upon signing the third quarter 2004 Weyburn property acquisition, Zargon increased its 2004 capital budget to $45 million with $35 million allocated to exploration and development activities and $10 million assigned to property acquisitions. With net capital expenditures of $41.02 million to September 30 and a strong fourth quarter field plan, we now anticipate that capital expenditures for 2004 will reach $50 million and will be comprised of $38 million of field related exploration and development expenditures plus $12 million of property acquisitions. With higher than anticipated capital expenditures in the first nine months, the Trust's net debt climbed to $16.75 million at the end of the third quarter, a level that represents approximately three months of current cash flows. Looking forward we expect that the Trust will continue to maintain the strong balance sheet that has been a feature of Zargon's past performance and that will provide the Trust with financial flexibility during the inevitable future periods of lower commodity prices.

For 2005, Zargon has set its preliminary field-related exploration and development capital budget at $40 million. This exploration and development capital budget is essentially equally divided between Zargon's Alberta Plains, West Central Alberta and Williston Basin core areas and projects the drilling of more than 50 net wells. The 2005 budget does not designate a property or corporate acquisition component, as additional funds will be allocated when appropriate value-added acquisitions have been sourced. Property or corporate acquisition programs will be funded by bank debt or possibly equity issues. Future acquisitions will focus on underdeveloped oil properties (particularly in the Williston Basin) or undeveloped lands that will provide Zargon opportunities to sustain production and reserves on a per unit basis through efficient exploration and development capital programs.

** Please see comments on "Forward-Looking Statements" on the last page of this report.*

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil (boe). Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas being equal to one barrel of oil is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. The Trust's determination of cash flow from operations may not be comparable to that reported by other companies or trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of November 10, 2004.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the nine months ended September 30, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE THIRD QUARTER

- Monthly distributions of $0.14 per unit from the Trust commenced during the quarter with a total of $4.27 million ($0.28 per unit) declared distributable to unitholders. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.
- Reorganization costs related to the Arrangement of $9.44 million were charged to unitholders' equity during the quarter of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement.
- On July 26, 2004 a portfolio of operated producing property interests in the Weyburn area of Southeast Saskatchewan was purchased for approximately $10 million. This purchase adds approximately 250 barrels per day of oil production to Zargon.

FINANCIAL ANALYSIS

In the first nine months of 2004, Zargon increased petroleum and natural gas revenues, natural gas production, and oil and liquids production by 18 percent, 21 percent, and two percent respectively compared to the nine month period ended September 30, 2003. With continued strength in oil prices, the average oil price which Zargon received during the first nine months of 2004 was $44.73 per barrel before hedges, an increase of $6.78 per barrel from the first nine months of 2003. The average natural gas price received before hedges for the first nine months was $6.34 per thousand cubic feet, a decrease of four percent from the comparable period in 2003. Third quarter revenues for 2004 were $32.41 million, a 36 percent increase compared to the third quarter of 2003 and five percent higher than the preceding quarter. The average oil price received before hedges in the third quarter of 2004 was $49.74 per barrel, a 37 percent and 12 percent increase from the 2003 third quarter and the second quarter of 2004, respectively. Natural gas prices remained strong for the summer season at an average of $6.09 per thousand cubic feet before hedges in the third quarter. This was an increase of 11 percent and a decrease of nine percent, respectively, over the 2003 third quarter and the second quarter of 2004.

Natural gas production volumes were 29.90 million cubic feet per day in the third quarter of 2004, an increase of 21 percent over 2003 third quarter levels and a two percent increase from the preceding quarter volume of 29.30 million cubic feet per day. Production from successful drilling programs during the quarter were partially offset by natural declines and delays in completions and tie-in activities due to wet field conditions. In the third quarter, oil and liquids production was 3,422 barrels per day, an increase of two percent compared to the third quarter of 2003 and a five percent increase from the second quarter of 2004. The increase in the third quarter was attributable to the acquisition on July 26th of a group of operated interests in the Weyburn, Saskatchewan area of the Williston Basin with aggregate production additions of approximately 250 barrels per day.

Hedging losses in third quarter 2004 were $1.43 million compared to $0.35 million in the 2003 third quarter and $1.31 million in the second quarter of 2004. The primary driver for these losses was the continuation of record high oil prices along with strong Alberta natural gas prices. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year. This policy, which is designed to protect a minimum level of cash flow in the event of falling prices, generates hedging losses in periods of sustained rising prices such as 2003-2004. For the nine months ended September 30, 2004, total hedging losses are $3.01 million compared to $3.05 million for the comparable period in 2003. In 2003, the losses were largely due to increases in natural gas prices for the period. In 2004, the losses to date are primarily attributable to the strength in oil prices. If oil and natural gas prices continue their strength, continued losses can be expected for the last quarter of 2004. For a complete listing of hedges as at September 30, 2004 refer to note 8 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $7.39 million for the third quarter of 2004, an increase of seven percent from the preceding quarter and 30 percent from the 2003 third quarter. As a percentage of gross revenue, royalty rates have remained relatively constant at 22.2 percent for the nine months to September 30, 2004. The third quarter 2004 rate of 22.8 percent compares to 22.2 percent in the second quarter and 24.0 percent for the third quarter 2003.

On a unit of production basis, production costs have increased to $7.45 per barrel of equivalent in third quarter 2004 compared with $6.79 in the preceding quarter and $6.32 in third quarter 2003. The increase in the third quarter of 2004 is mainly attributable to seasonal natural gas facility, battery and well maintenance costs plus the strong upward cost pressures that are being experienced throughout our industry. The third quarter operating costs also include $0.37 million ($0.48 per barrel of equivalent) of costs that relate to previous periods. For the first nine months of 2004, total production costs were $6.90 per barrel of equivalent, a nine percent increase from the $6.34 per barrel of equivalent reported in the first nine months of 2003. In this 2004 nine month period, significantly higher costs on a per unit basis were also recorded for third party gas processing fees, gas compression charges and gas processing chemicals.

In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. Although Zargon is actively managing per unit operating costs through field-related cost containment programs, further pressure on per unit costs can be expected if the current high industry activity levels continue.

OPERATING NETBACKS

	2004		2003	
Nine months ended September 30	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**44.73**	**6.34**	37.95	6.63
Hedging	**(2.85)**	**(0.05)**	(1.10)	(0.31)
Royalties	**(9.45)**	**(1.46)**	(7.53)	(1.58)
Production costs	**(10.29)**	**(0.76)**	(8.97)	(0.69)
Operating netbacks	**22.14**	**4.07**	20.35	4.05

PETROLEUM AND NATURAL GAS REVENUE

($ million)


23.76
24.51
27.70
30.96
32.41
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

Measured on a unit of production basis, general and administrative expenses increased six percent to $1.36 per barrel of equivalent net of recoveries in the first nine months of 2004. Comparative values are $1.28 per barrel of equivalent in the first nine months of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. With industry-wide increased regulatory reporting requirements imposing heavier staff loads and also the now concluded reorganization into a Trust, additional upward general and administrative cost pressures on a per unit of production basis are expected.

OIL AND LIQUID PRICES

($/bbl)


36.39
32.91
39.96
44.32
49.74
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

The non-cash expense for unit-based compensation benefits for the third quarter of 2004 was much higher than previous periods at $2.66 million. Of this amount, $2.17 million is related to a one time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan which is calculated using the intrinsic value method. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statements of earnings was calculated using the Black-Scholes option-pricing model. Use of this methodology began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. This expense was not recorded in the first nine months of 2003 but added $2.97 million or $1.33 per barrel of equivalent of expense in the first nine months of 2004.

As at September 30, 2004, Zargon's bank debt plus working capital deficiency balance was $16.75 million compared to a working capital surplus of $3.08 million as at June 30, 2004 and a bank debt plus working capital deficiency of $13.09 million as at December 31, 2003. During the third quarter of 2004, Zargon's net indebtedness increased primarily due to an acquisition of Southeastern Saskatchewan properties for $10 million plus $9.44 million of reorganization costs related to the trust conversion. An overall lower debt level throughout the first nine months of 2004 compared to 2003 combined with a lower interest rate environment has resulted in a reduction of interest charges to $0.23 million in the first nine months of 2004 compared to $0.66 million in the first nine months of 2003.

NATURAL GAS PRICES

($/mcf)


5.51
5.57
6.26
6.67
6.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

During the first nine months of 2004, Zargon incurred $0.80 million of current income taxes compared to $0.40 million in the first nine months of 2003. The increase is due to current taxes paid in the United States. Federal and provincial capital taxes, which are included in current taxes, was $0.41 million for the first nine months of 2004 which is relatively unchanged compared to the first nine months of 2003. If high oil prices continue, there may continue to be modest current income taxes payable in the United States that will be somewhat reduced by the effect of ongoing capital programs. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax.

TRUST NETBACKS

Nine months ended September 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.79**	38.96
Hedging	**(1.35)**	(1.54)
Royalties	**(9.05)**	(8.58)
Production costs	**(6.90)**	(6.34)
Operating netbacks	**23.49**	22.50
General and administrative	**(1.36)**	(1.28)
Interest	**(0.10)**	(0.33)
Capital and current income taxes	**(0.36)**	(0.20)
Cash flow from operations	**21.67**	20.69
Depletion and depreciation (note 1)	**(8.80)**	(6.69)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.44)
Unit-based compensation	**(1.33)**	–
Foreign exchange	**0.12**	0.11
Future income taxes (note 1)	**(4.06)**	(3.43)
Net earnings	**7.24**	10.24

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The first nine months 2004 depletion and depreciation expense of $8.80 per barrel of equivalent is 32 percent higher than the charges booked in the first nine months of 2003. The large increase in per barrel of equivalent depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. Depletion and depreciation rates will be subject to continuing upward pressure as finding and development costs increase in the industry.

In 2003, the CICA approved Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first nine months of 2004, the non-cash accretion expense is $0.80 million or $0.36 per barrel of equivalent.

The provision for future income taxes of $9.07 million for the nine months ended September 30, 2004 represents an effective future tax rate of 34.8 percent. This rate compares to the effective future tax rate of 40.4 percent and 39.3 percent for the six month period ended June 30, 2004 and three month period ended March 31, 2004, respectively. The reduction in the effective future income tax rate in the third quarter of 2004 is due to cash distributions from the Trust. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in third quarter 2004 of $16.13 million (see note at the beginning of the MD&A section) was $0.39 million or two percent less than the preceding quarter and $3.79 million or 31 percent higher than the 2003 third quarter. The 2004 nine month cash flow of $48.39 million was 18 percent higher than the prior year's comparative period due to a 12 percent gain in production volumes and a five percent rise in equivalent prices received over the same nine-month period. Reflecting excellent commodity prices in both the 2003 and 2004 nine month periods, Zargon's cash flow netback averaged a strong $21.67 per barrel of equivalent in the first nine months of 2004, up five percent from the prior year's comparable period netback. Cash flow per diluted unit showed similar changes with the 2004 third quarter cash flow of $0.87 per diluted unit decreasing one percent over second quarter levels while the 2004 nine month cash flow of $2.58 per diluted unit improved 15 percent over the 2003 comparable period.

Net earnings of $5.09 million for the third quarter of 2004 were eight percent below the preceding quarter and 15 percent above the third quarter of 2003. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation and unit-based compensation referred to above. Net earnings in the 2003 second quarter were distorted by a one-time adjustment reflecting a multi-year downward adjustment in federal income tax rates which resulted in a large gain in net earnings. Net earnings per diluted unit were $0.27, $0.29 and $0.30 respectively in the third, second and first 2004 quarters.

CAPITAL EXPENDITURES

Nine months ended September 30 ($ million)	2004	2003
Undeveloped land	**3.06**	5.96
Geological and geophysical (seismic)	**3.45**	4.11
Drilling and completion of wells	**18.18**	9.72
Well equipment and facilities	**4.72**	4.62
Exploration and development	**29.41**	24.41
Property acquisitions	**11.88**	7.82
Property dispositions	**(0.27)**	(5.16)
Net property acquisitions	**11.61**	2.66
Total capital expenditures (net)	**41.02**	27.07

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $41.02 million in the first nine months of 2004 were 52 percent higher than in first nine months of 2003, reflecting the purchase of producing oil property interests in Southeast Saskatchewan and a very active drilling program of 40 gross (33.5 net) wells. Drilling and completion expenditures are up 87 percent from the previous year to $18.18 million while undeveloped land purchases fell 49 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. Cash flow from operations in the first nine months of $48.39 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the distribution to unitholders for the period. As at September 30, 2004, bank debt plus working capital deficiency was $16.75 million compared to $13.09 million as at December 31, 2003. With a bank debt plus working capital deficiency to trailing twelve month cash flow ratio of 0.27, Zargon continues to maintain a very strong balance sheet.

At November 10, 2004, Zargon Energy Trust has 15.29 million trust units and 3.23 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.57 million trust units outstanding. Pursuant to the new trust unit rights incentive plan there are currently an additional 0.58 million trust unit rights issued and outstanding.

CAPITAL SOURCES

Nine months ended September 30 ($ million)	2004	2003
Cash flow from operations	**48.39**	41.10
Changes in working capital and other	**0.68**	1.42
Change in bank indebtedness	**2.79**	(16.36)
Reorganization costs	**(9.44)**	–
Cash distributions	**(4.27)**	–
Issuance of common shares related to exercise of stock options	**2.87**	0.91
Total capital sources	**41.02**	27.07

CASH FLOW FROM OPERATIONS
($ million)



12.34
13.24
15.73
16.53
16.13
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NET EARNINGS
($ million)



4.44
4.10
5.54
5.54
5.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NET CAPITAL EXPENDITURES
($ million)



12.11
12.84
9.77
7.61
23.64
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS - FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at September 30, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Over the past two years increasing global energy demand and constrained supply has resulted in historically high commodity prices that have produced strong cash flows, but have also brought increasing cost pressures throughout the industry. Irrespective of commodity prices, as a sustainable income trust, Zargon continues to be well positioned to maintain per unit production and reserve levels with a very strong balance sheet, 399 thousand net acres of undeveloped land and a promising project inventory. Despite the current high commodity prices levels, Zargon will maintain a disciplined capital spending approach designed to sustain per unit production and reserves while distributing approximately 50 percent of the cash flows attributed to our unitholders.

($ million, except per unit amounts)

Quarter	Net Earnings (note 1)	Net Earnings/ Diluted Unit (note 1)	Cash Flow	Cash Flow/ Diluted Unit	Petroleum and Natural Gas Revenue	Cash Distributions	Cash Distribution/ Trust Unit	Total Assets (note 1)	Bank Debt
2004 Q3	$5.1	$0.27	$16.1	$0.87	$32.4	$4.3	$0.28	$205.6	$9.8
2004 Q2	$5.5	$0.29	$16.5	$0.88	$31.0	–	–	$189.8	–
2004 Q1	$5.5	$0.30	$15.7	$0.84	$27.7	–	–	$186.2	$3.7
2003 Q4	$4.1	$0.22	$13.2	$0.72	$24.5	–	–	$181.1	$7.0
2003 Q3	$4.4	$0.24	$12.3	$0.67	$23.8	–	–	$172.8	$8.9
2003 Q2	$9.2	$0.50	$13.5	$0.74	$24.2	–	–	$166.0	$11.5
2003 Q1	$6.7	$0.36	$15.2	$0.84	$29.2	–	–	$165.1	$20.8

Note1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
November 10, 2004

CONSOLIDATED BALANCE SHEETS

(unaudited)	September 30, 2004	December 31, 2003
($ thousand)		(restated – note 2)
ASSETS		
Current		
Accounts receivable	**13,596**	12,183
Prepaid expenses and deposits	**1,369**	980
	14,965	13,163
Property and equipment, net	**190,613**	167,888
	205,578	181,051
LIABILITIES		
Current		
Bank indebtedness	**9,771**	6,978
Accounts payable and accrued liabilities	**19,801**	19,277
Cash distributions payable	**2,140**	–
	31,712	26,255
Asset retirement obligations *[notes 2 and 3]*	**14,087**	12,194
Future income taxes	**38,519**	30,133
	84,318	68,582
UNITHOLDERS' EQUITY		
Unitholders' capital *[note 4]*	**37,245**	42,200
Exchangeable shares *[note 4]*	**7,891**	–
Contributed surplus *[note 4]*	**460**	264
Accumulated earnings	**79,935**	70,005
Accumulated cash distributions *[note 10]*	**(4,271)**	–
	121,260	112,469
	205,578	181,051

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

(unaudited)	Three months ended September 30 2004	2003	Nine months ended September 30 2004	2003
($ thousand, except per unit amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**32,409**	23,755	**91,072**	77,146
Hedging *[note 8]*	**(1,427)**	(354)	**(3,010)**	(3,050)
Royalties	**(7,394)**	(5,695)	**(20,203)**	(16,991)
	23,588	17,706	**67,859**	57,105
Expenses				
Production	**5,762**	4,344	**15,413**	12,550
General and administrative	**1,069**	876	**3,027**	2,530
Unit-based compensation *[note 4]*	**2,663**	–	**2,972**	–
Interest	**99**	152	**233**	661
Foreign exchange (gain) loss	**(287)**	69	**(263)**	(210)
Accretion of asset retirement obligations *[notes 2 and 3]*	**274**	293	**799**	879
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
	16,589	10,564	**41,829**	29,658
Earnings before income taxes	**6,999**	7,142	**26,030**	27,447
Income taxes				
Future	**1,385**	2,567	**9,065**	6,786
Current	**527**	133	**797**	401
	1,912	2,700	**9,862**	7,187
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Accumulated earnings, beginning of period				
As previously reported	**81,086**	61,502	**70,125**	45,598
Change in accounting policies *[note 2]*	–	(40)	**(120)**	46
As restated	**81,086**	61,462	**70,005**	45,644
Reorganization costs *[note 9]*	**(6,238)**	–	**(6,238)**	–
Accumulated earnings, end of period	**79,935**	65,904	**79,935**	65,904
Net earnings per unit *[note 5]*				
Basic	**0.28**	0.25	**0.88**	1.14
Diluted	**0.27**	0.24	**0.86**	1.11

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
($ thousand)		(restated – note 2)		(restated – note 2)
Operating activities				
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Add (deduct) non-cash items:				
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
Accretion of asset retirement obligations	**274**	293	**799**	879
Unit-based compensation	**2,663**	–	**2,972**	–
Unrealized foreign exchange (gain) loss	**(287)**	209	**(263)**	(70)
Future income taxes	**1,385**	2,567	**9,065**	6,786
Cash flow from operations	**16,131**	12,341	**48,389**	41,103
Asset retirement expenditures	**(91)**	(35)	**(147)**	(86)
Changes in non-cash working capital	**5,262**	(853)	**2,052**	306
	21,302	11,453	**50,294**	41,323
Financing activities				
Repayment of bank indebtedness	**9,771**	(2,555)	**2,793**	(16,360)
Cash distributions to unitholders	**(4,271)**	–	**(4,271)**	–
Exercise of stock options	**1,537**	88	**2,867**	914
Changes in non-cash working capital	**2,140**	–	**2,140**	–
	9,177	(2,467)	**3,529**	(15,446)
Investing activities				
Additions to property and equipment	**(23,640)**	(12,218)	**(41,291)**	(32,223)
Proceeds on disposal of property and equipment	**–**	110	**275**	5,155
Reorganization costs (note 9)	**(9,443)**	–	**(9,443)**	–
Changes in non-cash working capital	**1,399**	3,122	**(3,364)**	1,191
	(31,684)	(8,986)	**(53,823)**	(25,877)
Change in cash	**(1,205)**	–	**–**	–
Cash, beginning of period	**1,205**	–	**–**	–
Cash, end of period	**–**	–	**–**	–

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

1. NATURE OF THE ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The trust units commenced trading on the TSX under the symbol "ZAR.UN" on July 21, 2004. The exchangeable shares commenced trading on the TSX under the symbol "ZOG.B" on August 4, 2004. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The costs of the reorganization were $9.44 million and are described in note 9.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Oil & Gas Ltd. annual report for the year ended December 31, 2003.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. Also, certain comparative figures have been reclassified to conform with the current presentation.

2. CHANGES IN ACCOUNTING POLICIES

FULL COST ACCOUNTING

On January 1, 2004, Zargon adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. Since the fair value of the cost centres exceed the carrying value there is no impact on the Trust's reported financial results as a result of applying the new Accounting Guideline 16.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Zargon retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Trust records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Trust expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and nine months ended September 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on Zargon's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. Zargon has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs being incurred after 2012. Zargon used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles Zargon's asset retirement obligation:

	Nine months ended September 30	
($ thousand)	**2004**	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**1,357**	525
Liabilities settled	**(147)**	(86)
Accretion expense	**799**	879
Other	**(116)**	–
Balance, end of period	**14,087**	11,878

4.UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company on a one for one basis.

COMMON SHARES OF ZARGON OIL & GAS LTD.

	September 30, 2004		September 30, 2003	
(no par value) (thousand)	**Number of Shares**	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised for cash	**534**	**2,867**	253	914
Stock-based compensation recognized	**–**	**69**	–	–
Trust units issued	**(14,866)**	**(36,219)**	–	–
Exchangeable shares issued	**(3,660)**	**(8,917)**	–	–
Balance, end of period	**–**	**–**	17,890	41,911

The Trust is authorized to issue an unlimited number of voting trust units.

TRUST UNITS

	September 30, 2004	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**14,866**	**36,219**
Issued on conversion of exchangeable shares	**421**	**1,026**
Balance, end of period	**15,287**	**37,245**

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 421,031 exchangeable shares were converted into 421,536 trust units based on the exchange ratio at the time of conversion. At September 30, 2004, the exchange ratio was 1.00737 trust units per exchangeable share.

EXCHANGEABLE SHARES

(thousand, except exchange ratio)	September 30, 2004 Number of Shares	Amount ($)
Exchangeable shares issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**3,660**	**8,917**
Exchanged for trust units	**(421)**	**(1,026)**
Balance, end of period	**3,239**	**7,891**
Exchange ratio, end of period	**1.00737**	
Trust units issuable upon conversion of exchangeable shares, end of period	**3,263**	**7,891**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving rise to the exchange ratio at the end of the period is 18.55 million units.

CONTRIBUTED SURPLUS

($ thousand)	September 30, 2004
Balance, beginning of year	**264**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Stock-based compensation recognized on exercise of stock options	**(69)**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Stock-options cancelled immediately prior to trust conversion	**(2,707)**
Balance at trust conversion	-
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**460**

COMPENSATION PLANS

A summary of the status of the Trust's compensation expense for the nine months ended September 30, 2004 is presented below:

COMPENSATION EXPENSE

($ thousand)	Nine months ended September 30, 2004
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**2,972**

A summary of the status of the Trust's compensation plans as at September 30, 2004 and 2003 and changes during the nine months ended on those dates is presented below:

STOCK OPTIONS

As part of the Arrangement to reorganize Zargon Oil & Gas Ltd. into a Trust, all common share options, vested and unvested, were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

	September 30, 2004		September 30, 2003	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	429	9.36
Exercised	**(534)**	**5.39**	(253)	3.61
Cancelled prior to trust conversion	**(9)**	**9.61**	(22)	9.30
Cancelled immediately prior to trust conversion	**(1,184)**	**11.03**	–	–
Outstanding at end of period	–	–	1,369	6.64
Options exercisable at period end	–	–	944	5.42

STOCK-BASED COMPENSATION (SEE COMPENSATION EXPENSE TABLE ON PAGE 16)

Compensation expense of $0.34 million was recognized for the 2004 nine month period as a result of regular vesting of unvested stock options. Additionally, as a result of cancelling the stock-option plan pursuant to the Arrangement, compensation expense for the nine months ended September 30, 2004 of $2.17 million resulted from accelerating of unvested stock-options. Both of these non-cash expenses have been recognized as part of unit-based compensation expense on the income statement for the nine month period.

Under this stock-option plan the Company had calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted under the stock-option plan was based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the nine months ended September 30, 2003, would be reduced by $0.21 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 nine month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices approximate the market price for the trust units on the date the unit rights are issued. Rights granted under the plan vest over a three-year period and expire five years from the grant date.

The following table summarizes information about the Trust's unit rights:

	September 30, 2004	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	–	–
Unit rights granted	579	17.79
Outstanding at end of period	579	17.79
Unit rights exercisable at period end	–	–

UNIT-BASED COMPENSATION (SEE COMPENSATION EXPENSE TABLE ON PAGE 16)

The Plan allows for the exercise price of rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the Plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the interim unaudited consolidated financial statements and is recognized in earnings over the vesting period of the Plan. Compensation expense for the unit rights for the three and nine months ended September 30, 2004 was $0.46 million.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

5. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

Per unit amounts are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of the reporting period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from "in-the-money" trust unit rights are used to repurchase units at the average market rate during the period.

	Three months ended September 30		Nine months ended September 30	
(thousand)	**2004 (units)**	2003 (shares)	**2004 (units)**	2003 (shares)
Basic	**18,380**	17,867	**18,331**	17,788
Diluted	**18,517**	18,430	**18,769**	18,324

6. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three months ended September 30		Nine months ended September 30	
($ thousand)	**2004**	2003	**2004**	2003
Petroleum and Natural Gas Revenue				
Canada	**28,270**	20,685	**80,018**	68,465
United States	**4,139**	3,070	**11,054**	8,681
Total	**32,409**	23,755	**91,072**	77,146
Net Capital Expenditures				
Canada	**22,406**	11,827	**37,840**	21,546
United States	**1,234**	281	**3,176**	5,522
Total	**23,640**	12,108	**41,016**	27,068
Total Assets*				
Canada			**179,766**	150,296
United States			**25,812**	23,513
Total			**205,578**	172,809

*Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30	
($ thousand)	**2004**	2003	**2004**	2003
Cash interest paid	**144**	117	**252**	540
Cash taxes paid	**506**	37	**694**	305

8. FINANCIAL INSTRUMENTS

The Trust is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for hedging purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at September 30, 2004 as follows:

	Volume	Rate	Price	Terms
Oil swaps	36,800 bbl	400 bbl/d	$28.78 US/bbl	Oct. 1/04–Dec. 31/04
	27,600 bbl	300 bbl/d	$54.05 Cdn/bbl	Oct. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	73,000 bbl	200 bbl/d	$39.35 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	18,400 bbl	200 bbl/d	$24.00 US/bbl Put	Oct. 1/04–Dec. 31/04
			$27.80 US/bbl Call	
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put	Jan. 1/05–Jun. 30/05
			$54.50 Cdn/bbl Call	
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put	Apr. 1/05–Dec. 31/05
			$44.40 US/bbl Call	
Natural gas swaps	186,000 gj	6,000 gj/d	$5.91/gj	Oct. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	62,000 gj	2,000 gj/d	$5.00/gj Put	Oct. 1/04–Oct. 31/04
			$6.85/gj Call	
	302,000 gj	2,000 gj/d	$6.75/gj Put	Nov. 1/04–Mar. 31/05
			$9.55/gj Call	
	302,000 gj	2,000 gj/d	$6.75/gj Put	Nov. 1/04–Mar. 31/05
			$9.80/gj Call	
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

At September 30, 2004, the cost to settle the above contracts would have been approximately $3.49 million.

9. ZARGON ENERGY TRUST REORGANIZATION

The following costs were incurred to reorganize Zargon Oil & Gas Ltd. into a trust, effective July 15, 2004:

($ thousand)	
Cash payout of stock options	7,875
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,568
Total reorganization costs	9,443

Of the above amounts $2.71 million was charged to contributed surplus relating to recognized stock-based compensation under the previous stock option plan for the Company. The remaining $6.73 million ($6.24 million net of taxes) was charged directly against accumulated earnings.

10. ACCUMULATED CASH DISTRIBUTIONS

During the period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $4.27 million (2003 – $nil) in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
August 2004	August 31, 2004	September 15, 2004	$0.14
September 2004	September 30, 2004	October 15, 2004	$0.14

11. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

ZARGON OIL & GAS LTD. CORPORATE INFORMATION

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and Chief Executive Officer

Brent C. Heagy
Vice President, Finance and Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbols:
ZAR.UN – trust units
ZOG.B – exchangeable shares

TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

WEBSITE

www.zargon.ca

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of November 10, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil (boe). Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas being equal to one barrel of oil is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. The Trust's determination of cash flow from operations may not be comparable to that reported by other companies or trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of November 10, 2004.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the nine months ended September 30, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE THIRD QUARTER

- Monthly distributions of $0.14 per unit from the Trust commenced during the quarter with a total of $4.27 million ($0.28 per unit) declared distributable to unitholders. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Reorganization costs related to the Arrangement of $9.44 million were charged to unitholders' equity during the quarter of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement.

- On July 26, 2004 a portfolio of operated producing property interests in the Weyburn area of Southeast Saskatchewan was purchased for approximately $10 million. This purchase adds approximately 250 barrels per day of oil production to Zargon.

FINANCIAL ANALYSIS

In the first nine months of 2004, Zargon increased petroleum and natural gas revenues, natural gas production, and oil and liquids production by 18 percent, 21 percent, and two percent respectively compared to the nine month period ended September 30, 2003. With continued strength in oil prices, the average oil price which Zargon received during the first nine months of 2004 was $44.73 per barrel before hedges, an increase of $6.78 per barrel from the first nine months of 2003. The average natural gas price received before hedges for the first nine months was $6.34 per thousand cubic feet, a decrease of four percent from the comparable period in 2003. Third quarter revenues for 2004 were $32.41 million, a 36 percent increase compared to the third quarter of 2003 and five percent higher than the preceding quarter. The average oil price received before hedges in the third quarter of 2004 was $49.74 per barrel, a 37 percent and 12 percent increase from the 2003 third quarter and the second quarter of 2004, respectively. Natural gas prices remained strong for the summer season at an average of $6.09 per thousand cubic feet before hedges in the third quarter. This was an increase of 11 percent and a decrease of nine percent, respectively, over the 2003 third quarter and the second quarter of 2004.

Natural gas production volumes were 29.90 million cubic feet per day in the third quarter of 2004, an increase of 21 percent over 2003 third quarter levels and a two percent increase from the preceding quarter volume of 29.30 million cubic feet per day. Production from successful drilling programs during the quarter were partially offset by natural declines and delays in completions and tie-in activities due to wet field conditions. In the third quarter, oil and liquids production was 3,422 barrels per day, an increase of two percent compared to the third quarter of 2003 and a five percent increase from the second quarter of 2004. The increase in the third quarter was attributable to the acquisition on July 26th of a group of operated interests in the Weyburn, Saskatchewan area of the Williston Basin with aggregate production additions of approximately 250 barrels per day.

Hedging losses in third quarter 2004 were $1.43 million compared to $0.35 million in the 2003 third quarter and $1.31 million in the second quarter of 2004. The primary driver for these losses was the continuation of record high oil prices along with strong Alberta natural gas prices. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year. This policy, which is designed to protect a minimum level of cash flow in the event of falling prices, generates hedging losses in periods of sustained rising prices such as 2003-2004. For the nine months ended September 30, 2004, total hedging losses are $3.01 million compared to $3.05 million for the comparable period in 2003. In 2003, the losses were largely due to increases in natural gas prices for the period. In 2004, the losses to date are primarily attributable to the strength in oil prices. If oil and natural gas prices continue their strength, continued losses can be expected for the last quarter of 2004. For a complete listing of hedges as at September 30, 2004 refer to note 8 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $7.39 million for the third quarter of 2004, an increase of seven percent from the preceding quarter and 30 percent from the 2003 third quarter. As a percentage of gross revenue, royalty rates have remained relatively constant at 22.2 percent for the nine months to September 30, 2004. The third quarter 2004 rate of 22.8 percent compares to 22.2 percent in the second quarter and 24.0 percent for the third quarter 2003.

On a unit of production basis, production costs have increased to $7.45 per barrel of equivalent in third quarter 2004 compared with $6.79 in the preceding quarter and $6.32 in third quarter 2003. The increase in the third quarter of 2004 is mainly attributable to seasonal natural gas facility, battery and well maintenance costs plus the strong upward cost pressures that are being experienced throughout our industry. The third quarter operating costs also include $0.37 million ($0.48 per barrel of equivalent) of costs that relate to previous periods. For the first nine months of 2004, total production costs were $6.90 per barrel of equivalent, a nine percent increase from the $6.34 per barrel of equivalent reported in the first nine months of 2003. In this 2004 nine month period, significantly higher costs on a per unit basis were also recorded for third party gas processing fees, gas compression charges and gas processing chemicals.

In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. Although Zargon is actively managing per unit operating costs through field-related cost containment programs, further pressure on per unit costs can be expected if the current high industry activity levels continue.

OPERATING NETBACKS

Nine months ended September 30	2004 Oil and Liquids	2004 Natural Gas	2003 Oil and Liquids	2003 Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**44.73**	**6.34**	37.95	6.63
Hedging	**(2.85)**	**(0.05)**	(1.10)	(0.31)
Royalties	**(9.45)**	**(1.46)**	(7.53)	(1.58)
Production costs	**(10.29)**	**(0.76)**	(8.97)	(0.69)
Operating netbacks	**22.14**	**4.07**	20.35	4.05

Measured on a unit of production basis, general and administrative expenses increased six percent to $1.36 per barrel of equivalent net of recoveries in the first nine months of 2004. Comparative values are $1.28 per barrel of equivalent in the first nine months of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. With industry-wide increased regulatory reporting requirements imposing heavier staff loads and also the now concluded reorganization into a Trust, additional upward general and administrative cost pressures on a per unit of production basis are expected.

The non-cash expense for unit-based compensation benefits for the third quarter of 2004 was much higher than previous periods at $2.66 million. Of this amount, $2.17 million is related to a one time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan which is calculated using the intrinsic value method. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statements of earnings was calculated using the Black-Scholes option-pricing model. Use of this methodology began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. This expense was not recorded in the first nine months of 2003 but added $2.97 million or $1.33 per barrel of equivalent of expense in the first nine months of 2004.

As at September 30, 2004, Zargon's bank debt plus working capital deficiency balance was $16.75 million compared to a working capital surplus of $3.08 million as at June 30, 2004 and a bank debt plus working capital deficiency of $13.09 million as at December 31, 2003. During the third quarter of 2004, Zargon's net indebtedness increased primarily due to an acquisition of Southeastern Saskatchewan properties for $10 million plus $9.44 million of reorganization costs related to the trust conversion. An overall lower debt level throughout the first nine months of 2004 compared to 2003 combined with a lower interest rate environment has resulted in a reduction of interest charges to $0.23 million in the first nine months of 2004 compared to $0.66 million in the first nine months of 2003.

During the first nine months of 2004, Zargon incurred $0.80 million of current income taxes compared to $0.40 million in the first nine months of 2003. The increase is due to current taxes paid in the United States. Federal and provincial capital taxes, which are included in current taxes, was $0.41 million for the first nine months of 2004 which is relatively unchanged compared to the first nine months of 2003. If high oil prices continue, there may continue to be modest current income taxes payable in the United States that will be somewhat reduced by the effect of ongoing capital programs. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax.

PETROLEUM AND NATURAL GAS REVENUE
($ million)


23.76
24.51
27.70
30.96
32.41
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

OIL AND LIQUID PRICES
($/bbl)


36.39
32.91
39.96
44.32
49.74
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NATURAL GAS PRICES
($/mcf)


5.51
5.57
6.26
6.67
6.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

TRUST NETBACKS

Nine months ended September 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.79**	38.96
Hedging	**(1.35)**	(1.54)
Royalties	**(9.05)**	(8.58)
Production costs	**(6.90)**	(6.34)
Operating netbacks	**23.49**	22.50
General and administrative	**(1.36)**	(1.28)
Interest	**(0.10)**	(0.33)
Capital and current income taxes	**(0.36)**	(0.20)
Cash flow from operations	**21.67**	20.69
Depletion and depreciation (note 1)	**(8.80)**	(6.69)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.44)
Unit-based compensation	**(1.33)**	-
Foreign exchange	**0.12**	0.11
Future income taxes (note 1)	**(4.06)**	(3.43)
Net earnings	**7.24**	10.24

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The first nine months 2004 depletion and depreciation expense of $8.80 per barrel of equivalent is 32 percent higher than the charges booked in the first nine months of 2003. The large increase in per barrel of equivalent depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. Depletion and depreciation rates will be subject to continuing upward pressure as finding and development costs increase in the industry.

In 2003, the CICA approved Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first nine months of 2004, the non-cash accretion expense is $0.80 million or $0.36 per barrel of equivalent.

The provision for future income taxes of $9.07 million for the nine months ended September 30, 2004 represents an effective future tax rate of 34.8 percent. This rate compares to the effective future tax rate of 40.4 percent and 39.3 percent for the six month period ended June 30, 2004 and three month period ended March 31, 2004, respectively. The reduction in the effective future income tax rate in the third quarter of 2004 is due to cash distributions from the Trust. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in third quarter 2004 of $16.13 million (see note at the beginning of the MD&A section) was $0.39 million or two percent less than the preceding quarter and $3.79 million or 31 percent higher than the 2003 third quarter. The 2004 nine month cash flow of $48.39 million was 18 percent higher than the prior year's comparative period due to a 12 percent gain in production volumes and a five percent rise in equivalent prices received over the same nine-month period. Reflecting excellent commodity prices in both the 2003 and 2004 nine month periods, Zargon's cash flow netback averaged a strong $21.67 per barrel of equivalent in the first nine months of 2004, up five percent from the prior year's comparable period netback. Cash flow per diluted unit showed similar changes with the 2004 third quarter cash flow of $0.87 per diluted unit decreasing one percent over second quarter levels while the 2004 nine month cash flow of $2.58 per diluted unit improved 15 percent over the 2003 comparable period.

Net earnings of $5.09 million for the third quarter of 2004 were eight percent below the preceding quarter and 15 percent above the third quarter of 2003. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation and unit-based compensation referred to above. Net earnings in the 2003 second quarter were distorted by a one-time adjustment reflecting a multi-year downward adjustment in federal income tax rates which resulted in a large gain in net earnings. Net earnings per diluted unit were $0.27, $0.29 and $0.30 respectively in the third, second and first 2004 quarters.

CAPITAL EXPENDITURES

Nine months ended September 30 ($ million)	2004	2003
Undeveloped land	**3.06**	5.96
Geological and geophysical (seismic)	**3.45**	4.11
Drilling and completion of wells	**18.18**	9.72
Well equipment and facilities	**4.72**	4.62
Exploration and development	**29.41**	24.41
Property acquisitions	**11.88**	7.82
Property dispositions	**(0.27)**	(5.16)
Net property acquisitions	**11.61**	2.66
Total capital expenditures (net)	**41.02**	27.07

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $41.02 million in the first nine months of 2004 were 52 percent higher than in first nine months of 2003, reflecting the purchase of producing oil property interests in Southeast Saskatchewan and a very active drilling program of 40 gross (33.5 net) wells. Drilling and completion expenditures are up 87 percent from the previous year to $18.18 million while undeveloped land purchases fell 49 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. Cash flow from operations in the first nine months of $48.39 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the distribution to unitholders for the period. As at September 30, 2004, bank debt plus working capital deficiency was $16.75 million compared to $13.09 million as at December 31, 2003. With a bank debt plus working capital deficiency to trailing twelve month cash flow ratio of 0.27, Zargon continues to maintain a very strong balance sheet.

At November 10, 2004, Zargon Energy Trust has 15.29 million trust units and 3.23 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.57 million trust units outstanding. Pursuant to the new trust unit rights incentive plan there are currently an additional 0.58 million trust unit rights issued and outstanding.

CAPITAL SOURCES

Nine months ended September 30 ($ million)	2004	2003
Cash flow from operations	**48.39**	41.10
Changes in working capital and other	**0.68**	1.42
Change in bank indebtedness	**2.79**	(16.36)
Reorganization costs	**(9.44)**	–
Cash distributions	**(4.27)**	–
Issuance of common shares related to exercise of stock options	**2.87**	0.91
Total capital sources	**41.02**	27.07

CASH FLOW FROM OPERATIONS
($ million)



12.34
13.24
15.73
16.53
16.13
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NET EARNINGS
($ million)



4.44
4.10
5.54
5.54
5.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NET CAPITAL EXPENDITURES
($ million)



12.11
12.84
9.77
7.61
23.64
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS - FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at September 30, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Over the past two years increasing global energy demand and constrained supply has resulted in historically high commodity prices that have produced strong cash flows, but have also brought increasing cost pressures throughout the industry. Irrespective of commodity prices, as a sustainable income trust, Zargon continues to be well positioned to maintain per unit production and reserve levels with a very strong balance sheet, 399 thousand net acres of undeveloped land and a promising project inventory. Despite the current high commodity prices levels, Zargon will maintain a disciplined capital spending approach designed to sustain per unit production and reserves while distributing approximately 50 percent of the cash flows attributed to our unitholders.

($ million, except per unit amounts)

Quarter	Net Earnings (note 1)	Net Earnings/ Diluted Unit (note 1)	Cash Flow	Cash Flow/ Diluted Unit	Petroleum and Natural Gas Revenue	Cash Distributions	Cash Distribution/ Trust Unit	Total Assets (note 1)	Bank Debt
2004 Q3	$5.1	$0.27	$16.1	$0.87	$32.4	$4.3	$0.28	$205.6	$9.8
2004 Q2	$5.5	$0.29	$16.5	$0.88	$31.0	–	–	$189.8	–
2004 Q1	$5.5	$0.30	$15.7	$0.84	$27.7	–	–	$186.2	$3.7
2003 Q4	$4.1	$0.22	$13.2	$0.72	$24.5	–	–	$181.1	$7.0
2003 Q3	$4.4	$0.24	$12.3	$0.67	$23.8	–	–	$172.8	$8.9
2003 Q2	$9.2	$0.50	$13.5	$0.74	$24.2	–	–	$166.0	$11.5
2003 Q1	$6.7	$0.36	$15.2	$0.84	$29.2	–	–	$165.1	$20.8

Note1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
November 10, 2004


ZARGON

ENERGY TRUST

2004 THIRD QUARTER REPORT

FINANCIAL & OPERATING HIGHLIGHTS

The third quarter of 2004 marked the inaugural quarter for Zargon Energy Trust ("Zargon" or the "Trust"). On July 15, 2004 court approval was received for the reorganization of Zargon Oil & Gas Ltd. ("the Company") into a sustainable income trust. Although structurally reorganized, Zargon Energy Trust retained all of the key elements; including the properties, staff, Board of Directors, and operating business philosophies that provided the foundation for Zargon Oil & Gas Ltd.'s successful eleven-year history as a public Company. Consequently, the reorganization has been treated as a continuity of interest and the Trust's financial statements for the period ended September 30, 2004 are reported as though the Trust had always carried on the business of the Company.

Highlights from the third quarter and nine months ended September 30, 2004 are noted below:

- Historically high commodity prices held throughout the third quarter, resulting in record quarterly revenues of $32.41 million, five percent above the preceding quarter and 36 percent above $23.76 million in third quarter 2003. Revenue for the nine months to September 30, 2004 was also a record at $91.07 million.

- Third quarter 2004 production averaged 8,405 barrels of equivalent per day, an increase of three percent from the preceding quarter and 13 percent from third quarter 2003. Third quarter production on a per unit basis (previously per share) was two percent higher than the preceding quarter and nine percent higher than the 2003 third quarter. The production gains were primarily provided from successful natural gas drilling programs in Zargon's West Central and Alberta Plains core areas that brought the average natural gas production for the quarter to 29.90 million cubic feet per day. Oil and liquids production averaged 3,422 barrels per day for the 2004 third quarter and was supported by the late July acquisition of operated producing interests in the Weyburn, Saskatchewan area of the Williston Basin.

- Cash flow from operations for the third quarter 2004 of $16.13 million was two percent less than the preceding quarter but represented an increase of 31 percent from the $12.34 million reported in third quarter 2003. The record level of cash flow in the nine month period to September 30, 2004 of $48.39 million is directly attributable to the combination of very high commodity prices and increased production volumes. The unprecedented commodity prices produced hedging losses of $1.43 million for the 2004 third quarter and $3.01 million for the 2004 nine month period.

- The Trust provided for its first two monthly cash distributions of $0.14 per unit in the 2004 third quarter. This monthly unit distribution rate is equivalent to approximately 48 percent of the Trust's third quarter cash flow of $0.87 per diluted unit. Cash distributions totaled $4.27 million for the months of August and September and due to the effect of the exchangeable share component of Zargon's capitalization equated to approximately 40 percent of the cash flow for the comparable two month period. Capital expenditures for the third quarter included $12.55 million for a very active field exploration and development program and $11.09 million for the acquisition of oil and gas properties.

- Net earnings for the nine months ended September 30, 2004 of $16.17 million is 20 percent lower than the corresponding period of 2003 where the future taxes provision contained a large multi-year adjustment for reduced federal tax rates.

(unaudited)	Three Months Ended September 30, 2004	2003	Percent Change	Nine Months Ended September 30, 2004	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**32.4**	23.8	36	**91.1**	77.1	18
Cash flow from operations	**16.1**	12.3	31	**48.4**	41.1	18
Cash distributions	**4.3**	-	-	**4.3**	-	-
Net earnings (note 1)	**5.1**	4.4	15	**16.2**	20.3	(20)
Net capital expenditures	**23.6**	12.1	95	**41.0**	27.1	51
Per Unit, Diluted (note 2)						
Cash flow from operations ($/unit)	**0.87**	0.67	30	**2.58**	2.24	15
Net earnings ($/unit) (note 1)	**0.27**	0.24	13	**0.86**	1.11	(23)
Cash Distributions ($/trust unit)	**0.28**	-	-	**0.28**	-	-
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**190.6**	161.2	18
Bank indebtedness				**9.8**	8.9	10
Unitholders' equity (note 1)				**121.3**	107.8	12
Total Units Outstanding at Period End (million) (note 3)				**18.55**	17.89	4
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,422**	3,341	2	**3,348**	3,269	2
Natural gas (mmcf/d)	**29.90**	24.77	21	**28.81**	23.90	21
Equivalent (boe/d) (note 4)	**8,405**	7,470	13	**8,149**	7,252	12
Equivalent per million units (boe/d) (note 4)	**457**	418	9	**445**	408	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**49.74**	36.39	37	**44.73**	37.95	18
Natural gas ($/mcf)	**6.09**	5.51	11	**6.34**	6.63	(4)
Wells Drilled, Net	**15.2**	11.5	32	**33.5**	22.5	49
Undeveloped Land at Period End (thousand net acres)				**399**	379	5

Note 1: Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

Note 2: The diluted per unit amounts are calculated using the diluted weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Note 3: Total units outstanding include trust units plus the exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Note 4: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Average daily production per million units is calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

PRODUCTION*

Natural gas production volumes averaged 29.90 million cubic feet per day in the three months ended September 30, 2004, a gain of 21 percent from the corresponding period of 2003. As a sustainable trust, one of Zargon's key initiatives will be to offset the naturally occurring gas production rate declines through production additions derived from field-related exploration and development capital expenditures. Over the last three years Zargon has been successful in maintaining stable natural gas production volumes at Zargon's principal gas property located at Jarrow in the Alberta Plains. In 2004, field-related capital programs have continued to be successful in maintaining Jarrow production volumes. Specifically, in the third quarter several promising Jarrow wells were drilled that were not tied-in by quarter-end, but should permit continued stable production volumes for the majority of the upcoming winter. In addition to the successful Alberta Plains capital programs, Zargon has posted significant corporate natural gas production gains over the last year from successful exploration initiatives in the Highvale, Pembina and Peace River Arch properties of the West Central Alberta core area.

Oil and liquid production of 3,422 barrels per day in the 2004 third quarter and 3,348 barrels per day in the nine months ended September 30, 2004 provided gains of two percent in each case over the comparable periods of 2003. On July 26, 2004 Zargon closed a 250 barrels per day acquisition in the Weyburn, Saskatchewan area of the Williston Basin. These interests have now been integrated with Zargon's existing holdings and provide further development and waterflood enhancement activities. Recently drilled successful oil wells at Weyburn, Saskatchewan and Haas, North Dakota have now been placed on production and should offset the Trust's corporate declines and provide the basis for the projected corporate fourth quarter oil production gains. Going forward, the Williston Basin will receive an expanded capital drilling and facility budget to accelerate the development of Zargon's very large inventory of waterflood and exploitation projects.

EXPLORATION AND EXPLOITATION*

During the 2004 third quarter, Zargon drilled 17 gross wells (15.2 net) that delivered 12.0 net natural gas wells, 2.2 net oil wells and 1.0 net dry hole for a 93 percent success ratio. Natural gas wells drilled in the third quarter include 7.4 net wells at Jarrow and 2.0 net wells at Hamilton Lake, also in the Alberta Plains area, plus 2.6 net wells in West Central Alberta. The third quarter's 2.2 net oil wells were all related to oil development or waterflood exploitation projects in the Williston Basin.

During the third quarter, Zargon concluded its initial earning phase on an industry farm-in on the Blackfeet Indian reservation in northern Montana, United States. During this first phase exploration program two wells were drilled, one suspended well was completed and two existing wells were production tested. Following a thorough evaluation of the exploration results, Zargon elected to not commit to further exploration expenditures on this large land block and has consequently forfeited the right to earn further interests. For the nine months ended September 30, 2004 the Trust drilled 33.5 net wells yielding 25.2 net gas wells, 4.3 net oil wells and 4 net dry holes, which equates to an 88 percent success ratio.

A very active drilling program is scheduled for the 2004 fourth quarter with eight wells planned in the Alberta Plains and eight wells scheduled for West Central Alberta. In addition, at least two oil exploitation wells will be drilled in our Williston Basin core area taking the corporate year-end totals to approximately 48 net wells. Following an unseasonably wet summer, Zargon's tie-in and completion work on a backlog of new natural gas wells is continuing briskly and significant progress has also been made on the Williston Basin waterflood enhancement projects at Haas, North Dakota and Frys, Carnduff and Steelman, Saskatchewan.

One of the key elements of Zargon's business strategy is to sustain per unit natural gas production volumes through ongoing exploration and development capital programs. These programs are supported by a large inventory of undeveloped land that totaled 399 thousand net acres at the end of the third quarter. Despite the current very competitive Crown land sale environment, Zargon will continue to at least partially offset Crown land expiries with an active undeveloped Crown land acquisition program that replenishes Zargon's inventory of natural gas exploration opportunities.

ACQUISITIONS / DISPOSITIONS

In the third quarter, Zargon acquired a portfolio of oil properties in the Weyburn, Saskatchewan area of the Williston Basin. These properties, which include operated interests in six small Units, integrate well with our existing properties and in most cases added to existing holdings. They are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase price was $10 million and the acquisition brought approximately 250 barrels per day of additional oil production. For the nine months ended September 30, 2004, net property acquisitions totaled $11.61 million.

ZARGON ENERGY TRUST BUSINESS STRATEGY*

The July 15, 2004 corporate reorganization created a sustainable energy trust named Zargon Energy Trust. The Trust functions by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production and reserve levels on a per unit basis through the reinvestment of the remaining cash flow from operations. These exploration and development capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production and reserve growth, but only on a value added opportunistic basis.

GUIDANCE*

In a May 17, 2004 press release relating to the pending reorganization, third quarter 2004 production guidance for the Trust was set at 8,400 barrels of equivalent per day based on estimates of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids. These guidance levels were almost exactly met with third quarter actual results of 29.90 million cubic feet per day of natural gas and 3,422 barrels per day of oil and liquids, giving 8,405 barrels of equivalent per day. The Trust's current operating objective is to maintain production of natural gas while seeking modest growth in oil and liquids production, in both cases through internally generated exploration and development capital programs. Accordingly, the Trust anticipates production for the fourth quarter will average 8,500 barrels of equivalent per day, comprised of 30 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids.

Upon signing the third quarter 2004 Weyburn property acquisition, Zargon increased its 2004 capital budget to $45 million with $35 million allocated to exploration and development activities and $10 million assigned to property acquisitions. With net capital expenditures of $41.02 million to September 30 and a strong fourth quarter field plan, we now anticipate that capital expenditures for 2004 will reach $50 million and will be comprised of $38 million of field related exploration and development expenditures plus $12 million of property acquisitions. With higher than anticipated capital expenditures in the first nine months, the Trust's net debt climbed to $16.75 million at the end of the third quarter, a level that represents approximately three months of current cash flows. Looking forward we expect that the Trust will continue to maintain the strong balance sheet that has been a feature of Zargon's past performance and that will provide the Trust with financial flexibility during the inevitable future periods of lower commodity prices.

For 2005, Zargon has set its preliminary field-related exploration and development capital budget at $40 million. This exploration and development capital budget is essentially equally divided between Zargon's Alberta Plains, West Central Alberta and Williston Basin core areas and projects the drilling of more than 50 net wells. The 2005 budget does not designate a property or corporate acquisition component, as additional funds will be allocated when appropriate value-added acquisitions have been sourced. Property or corporate acquisition programs will be funded by bank debt or possibly equity issues. Future acquisitions will focus on underdeveloped oil properties (particularly in the Williston Basin) or undeveloped lands that will provide Zargon opportunities to sustain production and reserves on a per unit basis through efficient exploration and development capital programs.

* Please see comments on "*Forward-Looking Statements*" on the last page of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil (boe). Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas being equal to one barrel of oil is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. The Trust's determination of cash flow from operations may not be comparable to that reported by other companies or trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of November 10, 2004.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the nine months ended September 30, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE THIRD QUARTER

- Monthly distributions of $0.14 per unit from the Trust commenced during the quarter with a total of $4.27 million ($0.28 per unit) declared distributable to unitholders. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Reorganization costs related to the Arrangement of $9.44 million were charged to unitholders' equity during the quarter of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement.

- On July 26, 2004 a portfolio of operated producing property interests in the Weyburn area of Southeast Saskatchewan was purchased for approximately $10 million. This purchase adds approximately 250 barrels per day of oil production to Zargon.

FINANCIAL ANALYSIS

In the first nine months of 2004, Zargon increased petroleum and natural gas revenues, natural gas production, and oil and liquids production by 18 percent, 21 percent, and two percent respectively compared to the nine month period ended September 30, 2003. With continued strength in oil prices, the average oil price which Zargon received during the first nine months of 2004 was $44.73 per barrel before hedges, an increase of $6.78 per barrel from the first nine months of 2003. The average natural gas price received before hedges for the first nine months was $6.34 per thousand cubic feet, a decrease of four percent from the comparable period in 2003. Third quarter revenues for 2004 were $32.41 million, a 36 percent increase compared to the third quarter of 2003 and five percent higher than the preceding quarter. The average oil price received before hedges in the third quarter of 2004 was $49.74 per barrel, a 37 percent and 12 percent increase from the 2003 third quarter and the second quarter of 2004, respectively. Natural gas prices remained strong for the summer season at an average of $6.09 per thousand cubic feet before hedges in the third quarter. This was an increase of 11 percent and a decrease of nine percent, respectively, over the 2003 third quarter and the second quarter of 2004.

Natural gas production volumes were 29.90 million cubic feet per day in the third quarter of 2004, an increase of 21 percent over 2003 third quarter levels and a two percent increase from the preceding quarter volume of 29.30 million cubic feet per day. Production from successful drilling programs during the quarter were partially offset by natural declines and delays in completions and tie-in activities due to wet field conditions. In the third quarter, oil and liquids production was 3,422 barrels per day, an increase of two percent compared to the third quarter of 2003 and a five percent increase from the second quarter of 2004. The increase in the third quarter was attributable to the acquisition on July 26th of a group of operated interests in the Weyburn, Saskatchewan area of the Williston Basin with aggregate production additions of approximately 250 barrels per day.

Hedging losses in third quarter 2004 were $1.43 million compared to $0.35 million in the 2003 third quarter and $1.31 million in the second quarter of 2004. The primary driver for these losses was the continuation of record high oil prices along with strong Alberta natural gas prices. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year. This policy, which is designed to protect a minimum level of cash flow in the event of falling prices, generates hedging losses in periods of sustained rising prices such as 2003-2004. For the nine months ended September 30, 2004, total hedging losses are $3.01 million compared to $3.05 million for the comparable period in 2003. In 2003, the losses were largely due to increases in natural gas prices for the period. In 2004, the losses to date are primarily attributable to the strength in oil prices. If oil and natural gas prices continue their strength, continued losses can be expected for the last quarter of 2004. For a complete listing of hedges as at September 30, 2004 refer to note 8 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $7.39 million for the third quarter of 2004, an increase of seven percent from the preceding quarter and 30 percent from the 2003 third quarter. As a percentage of gross revenue, royalty rates have remained relatively constant at 22.2 percent for the nine months to September 30, 2004. The third quarter 2004 rate of 22.8 percent compares to 22.2 percent in the second quarter and 24.0 percent for the third quarter 2003.

On a unit of production basis, production costs have increased to $7.45 per barrel of equivalent in third quarter 2004 compared with $6.79 in the preceding quarter and $6.32 in third quarter 2003. The increase in the third quarter of 2004 is mainly attributable to seasonal natural gas facility, battery and well maintenance costs plus the strong upward cost pressures that are being experienced throughout our industry. The third quarter operating costs also include $0.37 million ($0.48 per barrel of equivalent) of costs that relate to previous periods. For the first nine months of 2004, total production costs were $6.90 per barrel of equivalent, a nine percent increase from the $6.34 per barrel of equivalent reported in the first nine months of 2003. In this 2004 nine month period, significantly higher costs on a per unit basis were also recorded for third party gas processing fees, gas compression charges and gas processing chemicals. In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. Although Zargon is actively managing per unit operating costs through field-

related cost containment programs, further pressure on per unit costs can be expected if the current high industry activity levels continue.

Operating Netbacks

	2004		2003	
Nine months ended September 30	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**44.73**	**6.34**	37.95	6.63
Hedging	**(2.85)**	**(0.05)**	(1.10)	(0.31)
Royalties	**(9.45)**	**(1.46)**	(7.53)	(1.58)
Production costs	**(10.29)**	**(0.76)**	(8.97)	(0.69)
Operating netbacks	**22.14**	**4.07**	20.35	4.05

Measured on a unit of production basis, general and administrative expenses increased six percent to $1.36 per barrel of equivalent net of recoveries in the first nine months of 2004. Comparative values are $1.28 per barrel of equivalent in the first nine months of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. With industry-wide increased regulatory reporting requirements imposing heavier staff loads and also the now concluded reorganization into a Trust, additional upward general and administrative cost pressures on a per unit of production basis are expected.

The non-cash expense for unit-based compensation benefits for the third quarter of 2004 was much higher than previous periods at $2.66 million. Of this amount, $2.17 million is related to a one time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan which is calculated using the intrinsic value method. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statements of earnings was calculated using the Black-Scholes option-pricing model. Use of this methodology began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. This expense was not recorded in the first nine months of 2003 but added $2.97 million or $1.33 per barrel of equivalent of expense in the first nine months of 2004.

As at September 30, 2004, Zargon's bank debt plus working capital deficiency balance was $16.75 million compared to a working capital surplus of $3.08 million as at June 30, 2004 and a bank debt plus working capital deficiency of $13.09 million as at December 31, 2003. During the third quarter of 2004, Zargon's net indebtedness increased primarily due to an acquisition of Southeastern Saskatchewan properties for $10 million plus $9.44 million of reorganization costs related to the trust conversion. An overall lower debt level throughout the first nine months of 2004 compared to 2003 combined with a lower interest rate environment has resulted in a reduction of interest charges to $0.23 million in the first nine months of 2004 compared to $0.66 million in the first nine months of 2003.

During the first nine months of 2004, Zargon incurred $0.80 million of current income taxes compared to $0.40 million in the first nine months of 2003. The increase is due to current taxes paid in the United States. Federal and provincial capital taxes, which are included in current taxes, was $0.41 million for the first nine months of 2004 which is relatively unchanged compared to the first nine months of 2003. If high oil prices continue, there may continue to be modest current income taxes payable in the United States that will be somewhat reduced by the effect of ongoing capital programs. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax.

Trust Netbacks

Nine months ended September 30 ($/boe)	**2004**	2003
Petroleum and natural gas revenue	**40.79**	38.96
Hedging	**(1.35)**	(1.54)
Royalties	**(9.05)**	(8.58)
Production costs	**(6.90)**	(6.34)
Operating netbacks	**23.49**	22.50
General and administrative	**(1.36)**	(1.28)
Interest	**(0.10)**	(0.33)
Capital and current income taxes	**(0.36)**	(0.20)
Cash flow from operations	**21.67**	20.69
Depletion and depreciation (note 1)	**(8.80)**	(6.69)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.44)
Unit-based compensation	**(1.33)**	-
Foreign exchange	**0.12**	0.11
Future income taxes (note 1)	**(4.06)**	(3.43)
Net earnings	**7.24**	10.24

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The first nine months 2004 depletion and depreciation expense of $8.80 per barrel of equivalent is 32 percent higher than the charges booked in the first nine months of 2003. The large increase in per barrel of equivalent depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. Depletion and depreciation rates will be subject to continuing upward pressure as finding and development costs increase in the industry.

In 2003, the CICA approved Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first nine months of 2004, the non-cash accretion expense is $0.80 million or $0.36 per barrel of equivalent.

The provision for future income taxes of $9.07 million for the nine months ended September 30, 2004 represents an effective future tax rate of 34.8 percent. This rate compares to the effective future tax rate of 40.4 percent and 39.3 percent for the six month period ended June 30, 2004 and three month period ended March 31, 2004, respectively. The reduction in the effective future income tax rate in the third quarter of 2004 is due to cash distributions from the Trust. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in third quarter 2004 of $16.13 million (see note at the beginning of the MD&A section) was $0.39 million or two percent less than the preceding quarter and $3.79 million or 31 percent higher than the 2003 third quarter. The 2004 nine month cash flow of $48.39 million was 18 percent higher than the prior year's comparative period due to a 12 percent gain in production volumes and a five percent rise in equivalent prices received over the same nine-month period. Reflecting excellent commodity prices in both the 2003 and 2004 nine month periods, Zargon's cash flow netback averaged a strong $21.67 per barrel of equivalent in the first nine months of 2004, up five percent from the prior year's comparable period netback. Cash flow per diluted unit showed similar changes with the 2004 third quarter cash flow of $0.87 per diluted

unit decreasing one percent over second quarter levels while the 2004 nine month cash flow of $2.58 per diluted unit improved 15 percent over the 2003 comparable period.

Net earnings of $5.09 million for the third quarter of 2004 were eight percent below the preceding quarter and 15 percent above the third quarter of 2003. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation and unit-based compensation referred to above. Net earnings in the 2003 second quarter were distorted by a one-time adjustment reflecting a multi-year downward adjustment in federal income tax rates which resulted in a large gain in net earnings. Net earnings per diluted unit were $0.27, $0.29 and $0.30 respectively in the third, second and first 2004 quarters.

Capital Expenditures

Nine months ended September 30 ($ million)	**2004**	2003
Undeveloped land	**3.06**	5.96
Geological and geophysical (seismic)	**3.45**	4.11
Drilling and completion of wells	**18.18**	9.72
Well equipment and facilities	**4.72**	4.62
Exploration and development	**29.41**	24.41
Property acquisitions	**11.88**	7.82
Property dispositions	**(0.27)**	(5.16)
Net property acquisitions	**11.61**	2.66
Total capital expenditures (net)	**41.02**	27.07

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $41.02 million in the first nine months of 2004 were 52 percent higher than in first nine months of 2003, reflecting the purchase of producing oil property interests in Southeast Saskatchewan and a very active drilling program of 40 gross (33.5 net) wells. Drilling and completion expenditures are up 87 percent from the previous year to $18.18 million while undeveloped land purchases fell 49 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. Cash flow from operations in the first nine months of $48.39 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the distribution to unitholders for the period. As at September 30, 2004, bank debt plus working capital deficiency was $16.75 million compared to $13.09 million as at December 31, 2003. With a bank debt plus working capital deficiency to trailing twelve month cash flow ratio of 0.27, Zargon continues to maintain a very strong balance sheet.

At November 10, 2004, Zargon Energy Trust has 15.29 million trust units and 3.23 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.57 million trust units outstanding. Pursuant to the new trust unit rights incentive plan there are currently an additional 0.58 million trust unit rights issued and outstanding.

Capital Sources

Nine months ended September 30 ($ million)	**2004**	2003
Cash flow from operations	**48.39**	41.10
Changes in working capital and other	**0.68**	1.42
Change in bank indebtedness	**2.79**	(16.36)
Reorganization costs	**(9.44)**	-
Cash distributions	**(4.27)**	-
Issuance of common shares related to exercise of stock options	**2.87**	0.91
Total capital sources	**41.02**	27.07

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

Petroleum and Natural Gas Assets – Full Cost Accounting

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at September 30, 2004.

Asset Retirement Obligations

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Over the past two years increasing global energy demand and constrained supply has resulted in historically high commodity prices that have produced strong cash flows, but have also brought increasing cost pressures throughout the industry. Irrespective of commodity prices, as a sustainable income trust, Zargon continues to be well positioned to maintain per unit production and reserve levels with a very strong balance sheet, 399 thousand net acres of undeveloped land and a promising project inventory. Despite the current high commodity prices levels, Zargon will maintain a disciplined capital spending approach designed to sustain per unit production and reserves while distributing approximately 50 percent of the cash flows attributed to our unitholders.

($ million, except per unit amounts)

Quarter	Net Earnings (note 1)	Net Earnings/ Diluted Unit (note 1)	Cash Flow	Cash Flow/ Diluted Unit	Cash Distributions	Cash Distribution/ Trust Unit	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q3	$5.1	$0.27	$16.1	$0.87	$4.3	$0.28	$32.4	$205.6	$9.8
2004 Q2	$5.5	$0.29	$16.5	$0.88	-	-	$31.0	$189.8	-
2004 Q1	$5.5	$0.30	$15.7	$0.84	-	-	$27.7	$186.2	$3.7
2003 Q4	$4.1	$0.22	$13.2	$0.72	-	-	$24.5	$181.1	$7.0
2003 Q3	$4.4	$0.24	$12.3	$0.67	-	-	$23.8	$172.8	$8.9
2003 Q2	$9.2	$0.50	$13.5	$0.74	-	-	$24.2	$166.0	$11.5
2003 Q1	$6.7	$0.36	$15.2	$0.84	-	-	$29.2	$165.1	$20.8

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
November 10, 2004

ZARGON ENERGY TRUST

CONSOLIDATED BALANCE SHEETS

(unaudited) ($ thousand)	**September 30, 2004**	December 31, 2003 (restated - note 2)
ASSETS		
Current		
Accounts receivable	**13,596**	12,183
Prepaid expenses and deposits	**1,369**	980
	14,965	13,163
Property and equipment, net	**190,613**	167,888
	205,578	181,051
LIABILITIES		
Current		
Bank indebtedness	**9,771**	6,978
Accounts payable and accrued liabilities	**19,801**	19,277
Cash distributions payable	**2,140**	-
	31,712	26,255
Asset retirement obligations (notes 2 and 3)	**14,087**	12,194
Future income taxes	**38,519**	30,133
	84,318	68,582
UNITHOLDERS' EQUITY		
Unitholders' capital (note 4)	**37,245**	42,200
Exchangeable shares (note 4)	**7,891**	-
Contributed surplus (note 4)	**460**	264
Accumulated earnings	**79,935**	70,005
Accumulated cash distributions (note 10)	**(4,271)**	-
	121,260	112,469
	205,578	181,051

See accompanying notes

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

(unaudited)	Three Months Ended September 30, 2004	2003	Nine Months Ended September 30, 2004	2003
($ thousand, except per unit amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**32,409**	23,755	**91,072**	77,146
Hedging (note 8)	**(1,427)**	(354)	**(3,010)**	(3,050)
Royalties	**(7,394)**	(5,695)	**(20,203)**	(16,991)
	23,588	17,706	**67,859**	57,105
Expenses				
Production	**5,762**	4,344	**15,413**	12,550
General and administrative	**1,069**	876	**3,027**	2,530
Unit-based compensation (note 4)	**2,663**	-	**2,972**	-
Interest	**99**	152	**233**	661
Foreign exchange (gain) loss	**(287)**	69	**(263)**	(210)
Accretion of asset retirement obligations (notes 2 and 3)	**274**	293	**799**	879
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
	16,589	10,564	**41,829**	29,658
Earnings before income taxes	**6,999**	7,142	**26,030**	27,447
Income taxes				
Future	**1,385**	2,567	**9,065**	6,786
Current	**527**	133	**797**	401
	1,912	2,700	**9,862**	7,187
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Accumulated earnings, beginning of period				
As previously reported	**81,086**	61,502	**70,125**	45,598
Change in accounting policies (note 2)	**-**	(40)	**(120)**	46
As restated	**81,086**	61,462	**70,005**	45,644
Reorganization costs (note 9)	**(6,238)**	-	**(6,238)**	-
Accumulated earnings, end of period	**79,935**	65,904	**79,935**	65,904
Net earnings per unit (note 5)				
Basic	**0.28**	0.25	**0.88**	1.14
Diluted	**0.27**	0.24	**0.86**	1.11

See accompanying notes

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	**2004**	2003
($ thousand)		(restated – note 2)		(restated – note 2)
Operating activities				
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Add (deduct) non-cash items:				
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
Accretion of asset retirement obligations	**274**	293	**799**	879
Unit-based compensation	**2,663**	-	**2,972**	-
Unrealized foreign exchange (gain) loss	**(287)**	209	**(263)**	(70)
Future income taxes	**1,385**	2,567	**9,065**	6,786
Cash flow from operations	**16,131**	12,341	**48,389**	41,103
Asset retirement expenditures	**(91)**	(35)	**(147)**	(86)
Changes in non-cash working capital	**5,262**	(853)	**2,052**	306
	21,302	11,453	**50,294**	41,323
Financing activities				
Repayment of bank indebtedness	**9,771**	(2,555)	**2,793**	(16,360)
Cash distributions to unitholders	**(4,271)**	-	**(4,271)**	-
Exercise of stock options	**1,537**	88	**2,867**	914
Changes in non-cash working capital	**2,140**	-	**2,140**	-
	9,177	(2,467)	**3,529**	(15,446)
Investing activities				
Additions to property and equipment	**(23,640)**	(12,218)	**(41,291)**	(32,223)
Proceeds on disposal of property and equipment	**-**	110	**275**	5,155
Reorganization costs (note 9)	**(9,443)**	-	**(9,443)**	-
Changes in non-cash working capital	**1,399**	3,122	**(3,364)**	1,191
	(31,684)	(8,986)	**(53,823)**	(25,877)
Change in cash	**(1,205)**	-	**-**	-
Cash, beginning of period	**1,205**	-	**-**	-
Cash, end of period	**-**	-	**-**	-

See accompanying notes

ZARGON ENERGY TRUST

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2004 and 2003 (unaudited)

1. NATURE OF THE ORGANIZATION AND BASIS OF PRESENTATION

Organization

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The trust units commenced trading on the TSX under the symbol "ZAR.UN" on July 21, 2004. The exchangeable shares commenced trading on the TSX under the symbol "ZOG.B" on August 4, 2004. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The costs of the reorganization were $9.44 million and are described in note 9.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

Basis of Presentation

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Oil & Gas Ltd. annual report for the year ended December 31, 2003.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. Also, certain comparative figures have been reclassified to conform with the current presentation.

2. CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting

On January 1, 2004, Zargon adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. Since the fair value of the cost centres exceed the carrying value there is no impact on the Trust's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligations

On January 1, 2004, Zargon retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Trust records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Trust expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and nine months ended September 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on Zargon's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. Zargon has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs being incurred after 2012. Zargon used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**1,357**	525
Liabilities settled	**(147)**	(86)
Accretion expense	**799**	879
Other	**(116)**	-
Balance, end of period	**14,087**	11,878

4. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company on a one for one basis.

Common Shares of Zargon Oil & Gas Ltd. (no par value) (thousand)	**September 30, 2004**		September 30, 2003	
	Number of Shares	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised for cash	**534**	**2,867**	253	914
Stock-based compensation recognized	**-**	**69**	-	-
Trust units issued	**(14,866)**	**(36,219)**	-	-
Exchangeable shares issued	**(3,660)**	**(8,917)**	-	-
Balance, end of period	**-**	**-**	17,890	41,911

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units	**September 30, 2004**	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**14,866**	**36,219**
Issued on conversion of exchangeable shares	**421**	**1,026**
Balance, end of period	**15,287**	**37,245**

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 421,031 exchangeable shares were converted into 421,536 trust units based on the exchange ratio at the time of conversion. At September 30, 2004, the exchange ratio was 1.00737 trust units per exchangeable share.

Exchangeable Shares	**September 30, 2004**	
(thousand, except exchange ratio)	**Number of Shares**	**Amount ($)**
Exchangeable shares issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**3,660**	**8,917**
Exchanged for trust units	**(421)**	**(1,026)**
Balance, end of period	**3,239**	**7,891**
Exchange ratio, end of period	**1.00737**	
Trust units issuable upon conversion of exchangeable shares, end of period	**3,263**	**7,891**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving rise to the exchange ratio at the end of the period is 18.55 million units.

Contributed Surplus ($ thousand)	**September 30, 2004**
Balance, beginning of year	**264**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Stock-based compensation recognized on exercise of stock options	**(69)**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Stock-options cancelled immediately prior to trust conversion	**(2,707)**
Balance at trust conversion	**-**
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**460**

Compensation Plans

A summary of the status of the Trust's compensation expense for the nine months ended September 30, 2004 is presented below:

Compensation Expense ($ thousand)	Nine Months Ended September 30, **2004**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**2,972**

A summary of the status of the Trust's compensation plans as at September 30, 2004 and 2003 and changes during the nine months ended on those dates is presented below:

Stock Options

As part of the Arrangement to reorganize Zargon Oil & Gas Ltd. into a Trust, all common share options, vested and unvested, were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

	September 30, 2004		September 30, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price** ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	429	9.36
Exercised	**(534)**	**5.39**	(253)	3.61
Cancelled prior to trust conversion	**(9)**	**9.61**	(22)	9.30
Cancelled immediately prior to trust conversion	**(1,184)**	**11.03**	-	-
Outstanding at end of period	-	-	1,369	6.64
Options exercisable at period end	-	-	944	5.42

Stock-Based Compensation (see Compensation Expense table above)

Compensation expense of $0.34 million was recognized for the 2004 nine month period as a result of regular vesting of unvested stock options. Additionally, as a result of canceling the stock-option plan pursuant to the Arrangement, compensation expense for the nine months ended September 30, 2004 of $2.17 million resulted from accelerating of unvested stock-options. Both of these non-cash expenses have been recognized as part of unit-based compensation expense on the income statement for the nine month period.

Under this stock-option plan the Company had calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted under the stock-option plan was based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the nine months ended September 30, 2003 would be reduced by $0.21 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 nine month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

Trust Unit Rights Incentive Plan

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices approximate the market price for the trust units on the date the unit rights are issued. Rights granted under the plan vest over a three-year period and expire five years from the grant date.

The following table summarizes information about the Trust's unit rights:

	September 30, 2004	
	Number of Unit Rights (thousand)	**Weighted Average Exercise Price** ($)
Outstanding at beginning of year	-	-
Unit rights granted	579	17.79
Outstanding at end of period	579	17.79
Unit rights exercisable at period end	-	-

Unit-Based Compensation (see Compensation Expense table above)

The Plan allows for the exercise price of rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the Plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the interim unaudited consolidated financial statements and is recognized in earnings over the vesting period of the Plan. Compensation expense for the unit rights for the three and nine months ended September 30, 2004 was $0.46 million.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

5. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

Per unit amounts are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of the reporting period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from "in-the-money" trust unit rights are used to repurchase units at the average market rate during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,	
(thousand)	**2004**	2003	**2004**	2003
	(units)	(shares)	(units)	(shares)
Basic	**18,380**	17,867	**18,331**	17,788
Diluted	**18,517**	18,430	**18,769**	18,324

6. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Petroleum and Natural Gas Revenue				
Canada	**28,270**	20,685	**80,018**	68,465
United States	**4,139**	3,070	**11,054**	8,681
Total	**32,409**	23,755	**91,072**	77,146
Net Capital Expenditures				
Canada	**22,406**	11,827	**37,840**	21,546
United States	**1,234**	281	**3,176**	5,522
Total	**23,640**	12,108	**41,016**	27,068
Total Assets*				
Canada			**179,766**	150,296
United States			**25,812**	22,513
Total			**205,578**	172,809

* Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Cash interest paid	**144**	117	**252**	540
Cash taxes paid	**506**	37	**694**	305

8. FINANCIAL INSTRUMENTS

The Trust is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for hedging purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at September 30, 2004 as follows:

	Volume	Rate	Price	Term
Oil swaps	36,800 bbl	400 bbl/d	$28.78 US/bbl	Oct. 1/04–Dec. 31/04
	27,600 bbl	300 bbl/d	$54.05 Cdn/bbl	Oct. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	73,000 bbl	200 bbl/d	$39.35 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	18,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Oct. 1/04–Dec. 31/04
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05-Dec. 31/05
Natural gas swaps	186,000 gj	6,000 gj/d	$5.91/gj	Oct. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05-Oct. 31/05
Natural gas collars	62,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Oct. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.75/gj Put $9.55/gj Call	Nov. 1/04–Mar. 31/05
	302,000 gj	2,000 gj/d	$6.75/gj Put $9.80/gj Call	Nov. 1/04–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

At September 30, 2004, the cost to settle the above contracts would have been approximately $3.49 million.

9. ZARGON ENERGY TRUST REORGANIZATION

The following costs were incurred to reorganize Zargon Oil & Gas Ltd. into a trust, effective July 15, 2004:

($ thousand)	
Cash payout of stock options	7,875
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,568
Total reorganization costs	9,443

Of the above amounts $2.71 million was charged to contributed surplus relating to recognized stock-based compensation under the previous stock option plan for the Company. The remaining $6.73 million ($6.24 million net of taxes) was charged directly against accumulated earnings.

10. ACCUMULATED CASH DISTRIBUTIONS

During the period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $4.27 million (2003 - $nil) in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
August 2004	August 31, 2004	September 15, 2004	$0.14
September 2004	September 30, 2004	October 15, 2004	$0.14

11. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

ZARGON OIL & GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President,
Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbols:
ZAR.UN - trust units
ZOG.B – exchangeable shares

Transfer Agent

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of November 10, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR IMMEDIATE RELEASE: November 5, 2004

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.01365 to 1.01977. This increase will be effective on November 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
October 29, 2004	1.01365	$0.14	$23.18779	0.00612	November 15, 2004	1.01977

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.294 million trust units (ZAR.UN) and 3.232 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2004 revised exchange ratio there would be a total of 18.590 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: October 18, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS OCTOBER 2004 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of October in the amount of Cdn. $0.14 per trust unit will be paid on November 15, 2004 to unitholders of record on October 31, 2004. The ex-distribution date is October 27, 2004.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.287 million trust units (ZAR.UN) and 3.239 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the October 15, 2004 revised exchange ratio there would be a total of 18.570 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: October 6, 2004

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.00737 to 1.01365. This increase will be effective on October 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
September 30, 2004	1.00737	$0.14	$22.46073	0.00628	October 15, 2004	1.01365

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.287 million trust units (ZAR.UN) and 3.239 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the October 15, 2004 revised exchange ratio there would be a total of 18.570 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 13, 2004

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer



Form 52-109FT2
Certification of Interim Filings During Transition Period

I, John O. McCutcheon, Chairman and chief financial officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 13, 2004

"J.O. McCutcheon"

J.O. McCutcheon
Chairman and chief financial officer

FOR IMMEDIATE RELEASE: September 17, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS SEPTEMBER CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of September in the amount of Cdn. $0.14 per trust unit will be paid on October 15, 2004 to unitholders of record on September 30, 2004. The ex-distribution date is September 28, 2004.

Zargon is also pleased to announce a new appointment and a promotion, both at the senior officer level. Effective immediately, Brent Heagy has joined the Trust as Vice President, Finance and Chief Financial Officer. Mr. Heagy is a chartered accountant with over 20 years experience primarily at increasingly senior levels with a large independent energy company where he worked in both Canadian and US activity centres. He was most recently Chief Risk Officer, based in Calgary and prior to that, was Chief Financial Officer of a US subsidiary. Also effective immediately, Dan Roulston has been appointed Executive Vice President, Operations. Mr. Roulston has been in charge of Zargon's operations since 1994, first as a senior manager then as an officer in 1997, and has contributed significantly to Zargon's success.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.218 million trust units (ZAR.UN) and 3.308 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the September 15, 2004 revised exchange ratio, there would be a total of 18.550 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: September 7, 2004

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.00000 to 1.00737. This increase will be effective on September 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio (1)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
August 31, 2004	1.00000	$0.14	$19.00240	0.00737	September 15, 2004	1.00737

(1) The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.218 million trust units (ZAR.UN) and 3.308 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the September 15, 2004 revised exchange ratio there would be a total of 18.550 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

C.H. Hansen
President and Chief Executive Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca



Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, John O. McCutcheon, Chairman and chief financial officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

"J.O. McCutcheon"

J.O. McCutcheon
Chairman and chief financial officer

Q2 2004

Zargon

ZARGON OIL & GAS LTD.

Zargon Oil & Gas Ltd. is pleased to announce financial and operating results for the six months ended June 30, 2004, the final period in which the Company operated in its historical corporate format as a junior oil and gas company. On July 15, 2004, the securityholders of Zargon Oil & Gas Ltd. voted overwhelmingly in favour of a Plan of Arrangement that reorganized the Company into a sustainable energy trust, named Zargon Energy Trust, with the announced intention of distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders.

Buoyed by high commodity prices and record production volumes, Zargon delivered very strong financial results in the 2004 second quarter. Second quarter 2004 revenues of $30.96 million were 28 percent above the comparative prior year period and 12 percent above the 2004 first quarter. Second quarter 2004 cash flow from operations of $16.53 million ($0.88 per diluted share) was 22 percent above the 2003 second quarter and five percent above the preceding quarter levels. Second quarter 2004 net earnings of $5.54 million ($0.29 per diluted share) were three percent below the preceding quarter and well below the 2003 second quarter which contained a large one-time adjustment relating to legislated changes in future federal tax rates.

Average production in the second quarter of 2004 of 8,150 barrels of equivalent per day was 13 percent higher than the 2003 second quarter levels and three percent higher than the preceding quarter. On a per share basis, second quarter production also showed a ten percent year-over-year increase and a three percent increase over the preceding quarter. Natural gas production rates of 29.30 million cubic feet per day rose a strong 28 percent over the comparative prior year period due to successful exploration and development drilling programs at our West Central Alberta and Alberta Plains (Jarrow) gas properties. When compared to the prior year's quarter and the preceding quarter, the 2004 second quarter oil and liquids production declined four and three percent respectively, due to spring break-up field access issues, the impact of limited capital program allocations in recent months and the lack of any material property acquisitions. Net capital expenditures in the 2004 first half of $17.38 million were 16 percent higher than the same prior year period and were mostly expended on drilling 23 gross (18.3 net) wells. Land purchases at Crown sales continued at a reduced rate and no significant property acquisitions occurred until after June 30. Consequently, the first half capital expenditures were only 54 percent of cash flow from operations, a level roughly consistent with the new Trust policies. With cash flows significantly exceeding capital programs, Zargon was able to eliminate its bank debt and move to a positive working capital position of $3.08 million at June 30, 2004.

CORPORATE HIGHLIGHTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004



(unaudited)	Three months ended June 30 2004	2003	Percent Change	Six months ended June 30 2004	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**31.0**	24.2	28	**58.7**	53.4	10
Cash flow from operations	**16.5**	13.5	22	**32.3**	28.8	12
Net earnings (note 1)	**5.5**	9.2	(40)	**11.1**	15.8	(30)
Net capital expenditures	**7.6**	8.1	(6)	**17.4**	15.0	16
Per Common Share, Diluted						
Cash flow from operations ($/share)	**0.88**	0.74	19	**1.72**	1.57	10
Net earnings ($/share) (note 1)	**0.29**	0.50	(42)	**0.59**	0.87	(32)
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**172.9**	153.8	12
Bank indebtedness				**0.0**	11.5	(100)
Shareholders' equity (note 1)				**125.2**	103.3	21
Shares Outstanding at Period End (million)				**18.28**	17.87	2
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,266**	3,407	(4)	**3,310**	3,233	2
Natural gas (mmcf/d)	**29.30**	22.89	28	**28.25**	23.45	20
Equivalent (boe/d) (note 2)	**8,150**	7,222	13	**8,019**	7,142	12
Equivalent per million shares (boe/d) (note 2)	**446**	406	10	**440**	402	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**44.32**	34.26	29	**42.11**	38.77	9
Natural gas ($/mcf)	**6.67**	6.52	2	**6.47**	7.23	(11)
Wells Drilled, Net	**8.4**	6.0	40	**18.3**	11.0	66
Undeveloped Land at Period End (thousand net acres)				**405**	348	16

Notes:
1 Comparative period numbers reflect retroactive restatement due to a change in accounting policy.
2 The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.

OIL AND LIQUID PRODUCTION
(bbl/d)


3,407
3,341
3,340
3,355
3,266
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NATURAL GAS PRODUCTION
(mmcf/d)


22.89
24.77
28.08
27.21
29.30
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

PRODUCTION
(boe/d)


7,222
7,470
8,020
7,889
8,150
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

PRODUCTION*

Natural gas production volumes have continued the growth progression that began in the first half of 2003, with rates reaching 28.25 million cubic feet per day in the 2004 first half, a 20 percent increase over the comparative 2003 half. The major part of the increase has come from successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. The continuing exploration and development program in Zargon's principal gas property of Jarrow in the Alberta Plains has been successful in maintaining production volumes and on occasion providing a modest amount of growth. During the second quarter, good production additions at Jarrow, Pembina and Hamelin Creek (Peace River Arch) brought the average daily rate to 29.30 million cubic feet per day and the exit rate at June 30 to better than 30 million cubic feet per day.

Oil and liquid production of 3,310 barrels per day in first half 2004 provided a two percent gain over the comparable period last year. During the last 12 months, Zargon has drilled only 6.9 net oil wells as capital programs have concentrated on natural gas exploration. Second quarter oil and liquid production was also held back by the annual access related challenges of the spring break-up season. Without any material acquisitions, the modest oil production drilling additions were challenged to offset the natural production declines. Going forward, Zargon plans to increase oil exploitation drilling programs and when appropriate, oil related acquisitions that will continue to build Zargon's production base of exploitable long-life, shallow-decline waterflood Williston Basin properties in Southeast Saskatchewan and North Dakota.

EXPLORATION AND EXPLOITATION*

During the 2004 second quarter, Zargon drilled 11 gross wells (8.4 net) that delivered 6.4 net natural gas wells, 1.0 net oil well and 1.0 net dry hole for an 88 percent success ratio. Of the gas wells, two were earning wells drilled in support of Zargon's farm-in on the extensive lands held by K2 Energy Corp. on the Blackfeet reservation in Montana. These two exploration wells have subsequently been completed and production tested with minor natural gas flows. The remaining gas wells included three wells in the Peace River Arch area of the West Central Alberta core area and four smaller participations in non-operated wells in Alberta. The extensive summer drilling program planned for Jarrow did not get underway until after June 30. The oil well was a successful vertical development well at our Pinto, Saskatchewan property. For the first half, Zargon drilled 18.3 net wells resulting in 13.3 net gas wells, 2.0 net oil wells and 3.0 net dry holes.

An extensive summer drilling program is currently underway with wells planned for Jarrow and Hamilton Lake in the Alberta Plains, at Highvale, Judy Creek and Pembina in West Central Alberta, at Hamelin Creek, Progress and Valhalla in the Peace River Arch plus three Williston Basin locations, two of which are at Haas, North Dakota. Since quarter-end, six operated and one non-operated wells have been drilled in Jarrow with good success plus three wells in the Peace River Arch that are in the process of being evaluated. A further 15 operated locations have been approved for drilling in the remainder of the year and we continue to budget a total of 41 net wells for the 2004 drilling program of which the majority will be directed to natural gas exploration.

Because of very competitive bidding and accompanying expensive price levels at Crown sales, Zargon has been increasingly selective with its Crown land purchases. Undeveloped land inventories have however been maintained at 404,700 net acres as of June 30 and provide an excellent base for continued natural gas exploration.

ACQUISITIONS/DISPOSITIONS

Although Zargon has historically acquired both producing properties and undeveloped land on a regular basis, no significant property acquisition expenditures were made in the first half of 2004 and purchases at Crown land sales were substantially reduced. The Canadian property acquisition market has been and continues to be extremely competitive and we have found it difficult to find acquisitions that meet our value expectations. However, subsequent to quarter-end we did acquire a portfolio of operated producing

oil property interests in the Weyburn area of Southeast Saskatchewan from a group of private companies. These properties which include operated interests in six small Units, integrate well with our existing properties and are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase was closed on July 26 for approximately $10 million and brought an additional 250 barrels per day of oil production to Zargon.

REORGANIZATION TO ZARGON ENERGY TRUST*

At a special meeting of the securityholders of Zargon Oil & Gas Ltd. held on July 15, 2004, overwhelming approval was given to a resolution in favour of a Plan of Arrangement reorganizing the Company into Zargon Energy Trust. The Plan of Arrangement received court approval and also became effective on July 15, 2004.

The Trust will function by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production levels on a per trust unit basis through the reinvestment of the remaining cash flow from operations. These exploration and production (E&P) capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production growth, but only on a value added opportunistic basis.

Several important advantages become available through this reorganization. A capital structure has been created to allocate cash flow efficiently between oil and gas reinvestment and distributions to unitholders in widely varying commodity price environments. Zargon's management team remains essentially unchanged and the entrepreneurial environment that has fostered our success is preserved. Zargon's reserve base, undeveloped land holdings and our intellectual capital remain fully available to support ongoing operations and growth prospects. Overall the Company will operate much as before but in a tax-efficient structure.

GUIDANCE*

In the 2004 first quarter report, Zargon reduced its field related exploration and production (E&P) capital budget from $40 million to $35 million, and also removed the $5 million acquisition component of the budget due to uncertainties that appropriate value-added acquisitions could be sourced. To June 30, 2004, Zargon's E&P capital expenditures were $16.86 million and we are on track to successfully spend the budgeted $35 million of E&P capital expenditures for the year. In recognition of the July completion of the $10 million acquisition of Weyburn, Saskatchewan properties, Zargon's 2004 capital budget has now been increased to $45 million and is comprised of $35 million of E&P capital expenditures and $10 million of property acquisitions. The revised budget does not make an allowance for any further property acquisitions, although, should value added property or corporate acquisition opportunities become available (particularly in the Williston Basin), our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In the May 17, 2004 press release announcing Zargon's reorganization into a sustainable energy trust, initial third quarter production guidance for the new trust was set at 8,400 barrels of equivalent per day comprised of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids, while post reorganization net debt levels were forecast to be about $12 million. With current production volumes slightly exceeding both of these natural gas and oil production rates and with net debt levels currently in the $12-$15 million range, Zargon is well underway to meet these initial trust targets.

The initial distribution of the Zargon Energy Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004. The initial distribution will be $0.14 per trust unit and the ex-distribution date is August 27, 2004. Given the current production volumes and forward price curves, it is anticipated that the $0.14 distribution rate can be maintained for the foreseeable future and the taxable component of these distributions will be essentially 100 percent. Currently there are 14.87 million trust units outstanding and an additional 3.66 million exchangeable shares outstanding. After giving effect to the conversion privileges of the exchangeable shares, a total of 18.53 million trust units would be outstanding.

** Please see comments on "Forward-Looking Statements" on the last page of this report.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

This MD&A has been prepared as of August 12, 2004.

FINANCIAL ANALYSIS

With commodity prices maintaining historically high levels and production volumes averaging 12 percent above the comparative 2003 six-month period, Zargon reported strong gains in petroleum and natural gas revenue in the 2004 second quarter and throughout the 2004 first half. The largest contributing factor was the increasing strength in oil prices received which averaged $44.32 per barrel before hedges in second quarter 2004 compared to $34.26 in the 2003 second quarter and $39.96 in the preceding quarter, gains of 29 percent and 11 percent respectively. Natural gas prices also averaged a very strong $6.67 per thousand cubic feet before hedges in the second quarter and showed increases of two percent and seven percent, respectively, over the 2003 second quarter and the preceding quarter levels. With higher prices and production volumes, second quarter 2004 revenues of $30.96 million were 28 percent higher than the 2003 second quarter and 12 percent higher than the preceding quarter levels.

Natural gas production volumes of 29.30 million cubic feet per day in the 2004 second quarter increased 28 percent over the 2003 second quarter levels and eight percent from the preceding quarter due to successful Alberta Plains (Jarrow) and West Central Alberta drilling programs. Oil and liquids production volumes have changed little in the past 12 months as capital programs have emphasized natural gas exploration. Also, in the second quarter field access for remedial oil well workovers was restricted due to spring wet field conditions and consequently second quarter oil volumes of 3,266 barrels per day showed a four percent and three percent decline when respectively compared to the prior year's second quarter and the preceding quarter.

Hedging losses in second quarter 2004 were $1.31 million compared to $0.47 million in the 2003 second quarter and $0.27 million in the preceding quarter. The primary driver for these losses was the record high oil prices recorded in the current quarter. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year, but in the 2004 first quarter the oil hedge losses were partially offset by profitable gas hedges that expired on March 31, 2004.

Because our hedging strategy is designed to protect the Company against the extreme negative effects on cash flow from sudden falls in prices and revenues, upward price trends or spikes tend to produce overall hedge losses. An upward natural gas price spike in the 2003 first quarter brought about a net hedging loss of $2.22 million in the quarter and $2.70 million in the 2003 first half. A similarly sharp gain in oil pricing in 2004 is being sustained and has brought a hedging loss of $1.31 million in the second quarter and $1.58 million in the first half. If record high oil prices persist, further substantial hedging losses can be expected in the third quarter.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $6.89 million for the second quarter of 2004, an increase of 16 percent from the preceding quarter and 36 percent from $5.05 million in the 2003 second quarter. As a percentage of gross revenue, royalty rates have moved in a narrow range from 20.9 percent in second quarter of 2003 to 21.4 percent in the first quarter of 2004 and 22.2 percent in the second quarter of 2004.

On a unit of production basis, production costs have shown a modest increase to $6.79 per barrel of equivalent in second quarter 2004 compared with $6.43 in the preceding quarter and $6.05 in second quarter 2003. Longer reporting periods tend to smooth out fluctuations and the 2004 first half cost of $6.61 per barrel of equivalent, showed a four percent increase from the $6.35 per barrel of equivalent reported in the first half of 2003. During the 2004 first half significantly higher costs on a per unit basis were recorded for third party gas processing fees, gas compression charges and gas processing chemicals. In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. During this current period of significantly increased industry-wide cost pressures, Zargon is attempting to maintain stable per unit operating costs through field-related cost containment programs.

OPERATING NETBACKS

	2004		2003	
Six months ended June 30	**Oil and Liquids ($/bbl)**	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**42.11**	**6.47**	38.77	7.23
Hedging	**(2.34)**	**(0.03)**	(1.47)	(0.43)
Royalties	**(8.72)**	**(1.47)**	(7.36)	(1.65)
Production costs	**(9.53)**	**(0.76)**	(9.09)	(0.68)
Operating netbacks	**21.52**	**4.21**	20.85	4.47

Measured on a unit of production basis, general and administrative expenses remained steady at $1.34 per barrel of equivalent net of recoveries in both quarters of the first half of 2004. Comparative values are $1.28 per barrel of equivalent in the first half of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. Looking forward, Zargon's now concluded reorganization into a Trust structure in combination with the industry-wide increased regulatory reporting requirements will generate additional upward general and administrative cost pressures on a per unit of production basis.

Expensing of stock-based compensation benefits in the consolidated statements of earnings began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. Zargon calculates this non-cash expense using the Black-Scholes option-pricing model and it covers the earned portion of employee and director stock options during the reporting period. This expense was not recorded in first half 2003 but added $0.31 million or $0.21 per barrel of equivalent of expense in first half 2004.

Due to the high cash flows experienced since December 31, 2003, Zargon's bank debt plus working capital deficiency balance of $13.09 million has been replaced by a $3.08 million working capital surplus as of June 30, 2004. Coupled with an exceptionally low interest rate environment, interest charges have fallen steeply to $0.13 million in first half 2004 compared to $0.51 million in the first half of 2003. Subsequent to quarter-end, Zargon concluded a trust conversion by Plan of Arrangement and a Southeast Saskatchewan property purchase, which collectively have returned Zargon's bank debt plus working capital deficiency balance into the $12-$15 million range.

Zargon did not pay material current income taxes in the first half of 2004, but incurred $0.27 million of federal and provincial capital taxes, unchanged from the first half of 2003. Although not cash taxable in the first half of 2004, significant amounts of cash tax were forecast to be paid over the next few quarters if Zargon did not proceed with a corporate reorganization. With the now completed trust conversion, Zargon does not anticipate paying material cash taxes in the foreseeable future.


PETROLEUM AND NATURAL GAS REVENUE
($ million)


24.20
23.76
24.51
27.70
30.96
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

OIL AND LIQUID PRICES
($/bbl)


34.26
36.39
32.91
39.96
44.32
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NATURAL GAS PRICES
($/mcf)


6.52
5.51
5.57
6.26
6.67
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

CORPORATE NETBACKS

Six months ended June 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.20**	41.31
Hedging	**(1.09)**	(2.09)
Royalties	**(8.78)**	(8.74)
Production costs	**(6.61)**	(6.35)
Operating netbacks	**23.72**	24.13
General and administrative	**(1.34)**	(1.28)
Interest	**(0.09)**	(0.39)
Capital and current income taxes	**(0.19)**	(0.21)
Cash flow netbacks	**22.10**	22.25
Depletion and depreciation (note 1)	**(8.66)**	(6.51)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.45)
Stock-based compensation	**(0.21)**	–
Unrealized foreign exchange	**(0.02)**	0.22
Future income taxes (note 1)	**(5.26)**	(3.26)
Net earnings	**7.59**	12.25

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The second quarter 2004 depletion and depreciation unit expense of $8.66 per barrel of equivalent has remained roughly stable over the last three quarters, but is approximately one third higher than the charges booked in the first half of 2003. The large increase in per unit depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101.

In 2003, the CICA approved a new Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first half of 2004, the non-cash accretion expense is $0.53 million, 10 percent less than the $0.59 million of restated accretion charges now booked in the first half 2003.

The provision for future taxes of $3.67 million for the first quarter of 2004 represents an effective tax rate of 39.3 percent. Because of the very high commodity prices experienced in 2004, our utilization of tax pools is accelerating and the effective tax rate for the second quarter was increased to 41.3 percent, leading to a future tax provision of $4.01 million in the second quarter and $7.68 million for the first half, an effective tax rate of 40.4 percent. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in second quarter 2004 of $16.53 million (see note at the beginning of the MD&A section) was $0.79 million or five percent higher than the preceding quarter and $3.00 million or 22 percent higher than the 2003 second quarter. The 2004 first half cash flow of $32.26 million was 12 percent higher than the prior year's comparative period, which roughly matches the 12 percent gain in production volumes over the same six-month period. Reflecting excellent commodity prices in both the 2003 and 2004 six-month periods, Zargon's cash flow netback averaged a strong $22.10 per barrel of equivalent in the first half of 2004, essentially unchanged from the prior year's comparable period netback. Cash flow per diluted share showed similar gains with the 2004 second quarter cash flow of $0.88 per diluted share increasing five percent over the first quarter levels and the 2004 first half cash flow of $1.72 per diluted share improving 10 percent over the 2003 comparable period.

Net earnings of $5.54 million for the second quarter of 2004 were unchanged from the preceding quarter but 40 percent below the second quarter of 2003 which contained a large one-time adjustment for future taxes. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation, increased future taxes and stock-based compensation referred to above. Net earnings per diluted share were $0.30 and $0.29 respectively in the first and second 2004 quarters.

CAPITAL EXPENDITURES

Six months ended June 30 ($ million)	2004	2003
Undeveloped land	**1.85**	3.20
Geological and geophysical (seismic)	**2.36**	2.37
Drilling and completion of wells	**9.73**	4.79
Well equipment and facilities	**2.92**	2.53
Exploration and development	**16.86**	12.89
Property acquisitions	**0.79**	7.12
Property dispositions	**(0.27)**	(5.05)
Net property acquisitions	**0.52**	2.07
Total capital expenditures (net)	**17.38**	14.96

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $17.38 million in the first half of 2004 were 16 percent higher than in first half 2003 reflecting a very active field program of 23 gross (18.3 net) wells. Drilling and completion expenditures doubled from the previous year to $9.73 million while undeveloped land purchases fell 42 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. No material property acquisitions were completed in the first half of 2004, although a $10 million purchase of producing oil assets in the Weyburn area of Southeast Saskatchewan was closed on July 26, 2004. Cash flow from operations in the first half of $32.26 million and proceeds from the exercise of stock options of $1.33 million covered the capital program and applied $16.21 million to working capital and the repayment of bank debt. As of June 30, 2004, the Company had positive working capital of $3.08 million. Since June 30, Zargon has made a $10 million oil property acquisition and as part of the trust conversion process paid approximately $1.50 million of transaction fees and purchased all of the remaining employee and director stock options for an additional $7.88 million. Currently, with a bank debt plus working capital deficiency balance in the $12-$15 million range, Zargon continues to show a very strong balance sheet.

At August 12, 2004, Zargon Energy Trust has 14.87 million trust units and 3.66 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.53 million trust units outstanding. Pursuant to the shareholder approved new employee incentive plan there are currently an additional 0.55 million trust unit incentive rights issued and outstanding.

CAPITAL SOURCES

Six months ended June 30 ($ million)	2004	2003
Cash flow from operations	**32.26**	28.76
Changes in working capital and other	**(9.23)**	(0.82)
Change in bank indebtedness	**(6.98)**	(13.81)
Issuance of common shares	**1.33**	0.83
Total capital sources	**17.38**	14.96

CASH FLOW FROM OPERATIONS
($ million)



13.53
12.34
13.24
15.73
16.53
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NET EARNINGS
($ million)



9.17
4.44
4.10
5.54
5.54
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NET CAPITAL EXPENDITURES
($ million)



8.10
12.11
12.84
9.77
7.61
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS – FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Company's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at June 30, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Moving forward with a trust structure, Zargon continues to be well positioned with a very strong balance sheet, 405 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry are in a period of high commodity prices in a cycle that appears to have an unusually long life. Upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined capital spending approach that has served us well to date while distributing approximately half of our cash flows to our equity holders. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings (note 1)	Earnings/ Diluted Share (note 1)	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q2	$5.54	$0.29	$16.53	$0.88	$30.96	$189.80	–
2004 Q1	$5.54	$0.30	$15.73	$0.84	$27.70	$186.18	$3.68
2003 Q4	$4.10	$0.22	$13.24	$0.72	$24.51	$181.05	$6.98
2003 Q3	$4.44	$0.24	$12.34	$0.67	$23.76	$172.81	$8.92
2003 Q2	$9.17	$0.50	$13.53	$0.74	$24.20	$165.98	$11.47

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
August 12, 2004

CONSOLIDATED BALANCE SHEETS

($ thousand)	June 30, 2004	December 31, 2003
	(unaudited)	(restated – note 2)
ASSETS		
Current		
Cash	**1,205**	–
Accounts receivable	**14,222**	12,183
Prepaid expenses and deposits	**1,496**	980
	16,923	13,163
Property and equipment, net	**172,880**	167,888
	189,803	181,051
LIABILITIES		
Current		
Bank indebtedness	–	6,978
Accounts payable and accrued liabilities	**13,846**	19,277
	13,846	26,255
Asset retirement obligations *(notes 2 and 3)*	**12,849**	12,194
Future income taxes	**37,919**	30,133
	64,614	68,582
SHAREHOLDERS' EQUITY		
Share capital *(note 4)*	**43,568**	42,200
Contributed surplus	**535**	264
Retained earnings	**81,086**	70,005
	125,189	112,469
	189,803	181,051

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
($ thousand, except per share amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**30,959**	24,198	**58,663**	53,391
Hedging *[note 8]*	**(1,310)**	(473)	**(1,583)**	(2,696)
Royalties	**(6,886)**	(5,052)	**(12,809)**	(11,296)
	22,763	18,673	**44,271**	39,399
Expenses				
Production	**5,036**	3,976	**9,651**	8,206
General and administrative	**996**	766	**1,958**	1,654
Stock-based compensation *[note 4]*	**218**	–	**309**	–
Interest	**49**	247	**134**	509
Foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Accretion of asset retirement obligations *[notes 2 and 3]*	**266**	293	**525**	586
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
	13,052	9,280	**25,240**	19,094
Earnings before income taxes	**9,711**	9,393	**19,031**	20,305
Income taxes				
Future	**4,013**	72	**7,680**	4,219
Current	**156**	154	**270**	268
	4,169	226	**7,950**	4,487
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Retained earnings, beginning of period				
As previously reported	**75,544**	52,335	**70,125**	45,598
Change in accounting policies *[note 2]*	**–**	(40)	**(120)**	46
As restated	**75,544**	52,295	**70,005**	45,644
Retained earnings, end of period	**81,086**	61,462	**81,086**	61,462
Earnings per common share *[note 5]*				
Basic	**0.30**	0.52	**0.61**	0.89
Diluted	**0.29**	0.50	**0.59**	0.87

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)	Three months ended June 30 2004	2003	Six months ended June 30 2004	2003
($ thousand)		(restated – note 2)		(restated – note 2)
Operating activities				
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Add (deduct) non-cash items:				
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
Accretion of asset retirement obligations *(notes 2 and 3)*	**266**	293	**525**	586
Stock-based compensation	**218**	–	**309**	–
Unrealized foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Future income taxes	**4,013**	72	**7,680**	4,219
Cash flow from operations	**16,526**	13,530	**32,258**	28,762
Asset retirement expenditures	**(14)**	(21)	**(56)**	(51)
Changes in non-cash working capital	**(2,898)**	3,057	**(3,210)**	1,159
	13,614	16,566	**28,992**	29,870
Financing activities				
Repayment of bank indebtedness	**(3,675)**	(9,303)	**(6,978)**	(13,805)
Exercise of stock options	**336**	549	**1,330**	826
	(3,339)	(8,754)	**(5,648)**	(12,979)
Investing activities				
Additions to property and equipment	**(7,883)**	(13,123)	**(17,651)**	(20,005)
Proceeds on disposal of property and equipment	**275**	5,020	**275**	5,045
Changes in non-cash working capital	**(1,462)**	291	**(4,763)**	(1,931)
	(9,070)	(7,812)	**(22,139)**	(16,891)
Change in cash	**1,205**	–	**1,205**	–
Cash, beginning of period	**–**	–	**–**	–
Cash, end of period	**1,205**	–	**1,205**	–

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

FULL COST ACCOUNTING

On January 1, 2004, the Company adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and six months ended June 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs not being incurred until after 2012. The Company used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligation:

($ thousand)	Six months ended June 30 2004	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**255**	376
Liabilities settled	**(56)**	(51)
Accretion expense	**525**	586
Other	**(69)**	–
Balance, end of period	**12,849**	11,471

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

COMMON SHARES

	June 30, 2004		June 30, 2003	
(thousand)	Number of Shares	Amount ($)	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised	**289**	**1,330**	229	826
Stock-based compensation recognized	**–**	**38**	–	–
Balance, end of period	**18,281**	**43,568**	17,866	41,823

A summary of the status of the Company's stock option plan as at June 30, 2004 and 2003, and changes during the six months ended on those dates is presented below:

STOCK OPTIONS

	June 30, 2004		June 30, 2003	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	415	9.32
Exercised	**(289)**	**4.60**	(229)	3.62
Cancelled	**(9)**	**9.61**	(17)	9.30
Outstanding at end of period	**1,429**	**10.22**	1,384	6.55
Options exercisable at period end	**696**	**6.94**	968	5.38

STOCK-BASED COMPENSATION

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

In the fourth quarter of 2003, the Company recognized the entire $0.26 million of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet. This expense has not been allocated over the prior quarters.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the six months ended June 30, 2003, would be reduced by $0.20 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 six month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

	Three months ended June 30		Six months ended June 30	
(thousand)	**2004**	2003	**2004**	2003
Basic	**18,257**	17,785	**18,208**	17,747
Diluted	**18,851**	18,296	**18,797**	18,268

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three months ended June 30		Six months ended June 30	
($ thousand)	**2004**	2003	**2004**	2003
Petroleum and Natural Gas Revenue				
Canada	**27,379**	21,408	**51,748**	47,780
United States	**3,580**	2,790	**6,915**	5,611
Total	**30,959**	24,198	**58,663**	53,391
Net Capital Expenditures				
Canada	**5,976**	2,914	**15,434**	9,719
United States	**1,632**	5,189	**1,942**	5,241
Total	**7,608**	8,103	**17,376**	14,960
Total Assets*				
Canada			**164,209**	142,861
United States			**25,594**	23,122
Total			**189,803**	165,983

* Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30	
($ thousand)	**2004**	2003	**2004**	2003
Cash interest paid	**34**	181	**108**	423
Cash taxes paid	**49**	154	**188**	268

8. FINANCIAL INSTRUMENTS

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at June 30, 2004 as follows:

	Volume	Rate	Price	Terms
Oil swaps	73,600 bbl	400 bbl/d	$28.78 US/bbl	Jul. 1/04–Dec. 31/04
	55,200 bbl	300 bbl/d	$54.05 Cdn/bbl	Jul. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
Oil collars	36,800 bbl	200 bbl/d	$24.00 US/bbl Put	Jul. 1/04–Dec. 31/04
			$27.80 US/bbl Call	
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put	Jan. 1/05–Jun. 30/05
			$54.50 Cdn/bbl Call	
Natural gas swaps	738,000 gj	6,000 gj/d	$5.92/gj	Jul. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
Natural gas collars	246,000 gj	2,000 gj/d	$5.00/gj Put	Jul. 1/04–Oct. 31/04
			$6.85/gj Call	
	604,000 gj	4,000 gj/d	$6.75/gj Put	Nov. 1/04–Mar. 31/05
			$9.68/gj Call	
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

At June 30, 2004, the cost to settle the above contracts would have been approximately $1.75 million.

9. SUBSEQUENT EVENT

On May 17, 2004, the Company announced a reorganization initiative that would result in its conversion to an income trust, Zargon Energy Trust, through the exchange of trust units and/or exchangeable shares for all outstanding common shares. Zargon Energy Trust will make monthly cash distributions to investors while retaining sufficient cash flow for capital expenditures. The reorganization was subject to certain conditions including the approval of the Company's shareholders, court approval, and applicable regulatory approvals. A special meeting of shareholders was held on July 15, 2004, at which time the proposed reorganization was approved. An information circular containing details of the proposed reorganization and Plan of Arrangement dated June 18, 2004 was mailed out to shareholders on June 21, 2004.

10. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbols:
- prior to trust conversion
  ZAR – common shares
- subsequent to trust conversion
  ZAR.UN – trust units
  Z0G.B – exchangeable shares

TRANSFER AGENT

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

WEBSITE

www.zargon.ca

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of August 12, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.





2004 SECOND QUARTER REPORT

CORPORATE HIGHLIGHTS

Zargon Oil & Gas Ltd. is pleased to announce financial and operating results for the six months ended June 30, 2004, the final period in which the Company operated in its historical corporate format as a junior oil and gas company. On July 15, 2004, the securityholders of Zargon Oil & Gas Ltd. voted overwhelmingly in favour of a Plan of Arrangement that reorganized the Company into a sustainable energy trust, named Zargon Energy Trust, with the announced intention of distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders.

Buoyed by high commodity prices and record production volumes, Zargon delivered very strong financial results in the 2004 second quarter. Second quarter 2004 revenues of $30.96 million were 28 percent above the comparative prior year period and 12 percent above the 2004 first quarter. Second quarter 2004 cash flow from operations of $16.53 million ($0.88 per diluted share) was 22 percent above the 2003 second quarter and five percent above the preceding quarter levels. Second quarter 2004 net earnings of $5.54 million ($0.29 per diluted share) were three percent below the preceding quarter and well below the 2003 second quarter which contained a large one-time adjustment relating to legislated changes in future federal tax rates.

Average production in the second quarter of 2004 of 8,150 barrels of equivalent per day was 13 percent higher than the 2003 second quarter levels and three percent higher than the preceding quarter. On a per share basis, second quarter production also showed a ten percent year-over-year increase and a three percent increase over the preceding quarter. Natural gas production rates of 29.30 million cubic feet per day rose a strong 28 percent over the comparative prior year period due to successful exploration and development drilling programs at our West Central Alberta and Alberta Plains (Jarrow) gas properties. When compared to the prior year's quarter and the preceding quarter, the 2004 second quarter oil and liquids production declined four and three percent respectively, due to spring break-up field access issues, the impact of limited capital program allocations in recent months and the lack of any material property acquisitions. Net capital expenditures in the 2004 first half of $17.38 million were 16 percent higher than the same prior year period and were mostly expended on drilling 23 gross (18.3 net) wells. Land purchases at Crown sales continued at a reduced rate and no significant property acquisitions occurred until after June 30. Consequently, the first half capital expenditures were only 54 percent of cash flow from operations, a level roughly consistent with the new Trust policies. With cash flows significantly exceeding capital programs, Zargon was able to eliminate its bank debt and move to a positive working capital position of $3.08 million at June 30, 2004.



(unaudited)	Three Months Ended June 30, 2004	2003	Percent Change	Six Months Ended June 30, 2004	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**31.0**	24.2	28	**58.7**	53.4	10
Cash flow from operations	**16.5**	13.5	22	**32.3**	28.8	12
Net earnings (note 1)	**5.5**	9.2	(40)	**11.1**	15.8	(30)
Net capital expenditures	**7.6**	8.1	(6)	**17.4**	15.0	16
Per Common Share, Diluted						
Cash flow from operations ($/share)	**0.88**	0.74	19	**1.72**	1.57	10
Net earnings ($/share) (note 1)	**0.29**	0.50	(42)	**0.59**	0.87	(32)
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**172.9**	153.8	12
Bank indebtedness				**0.0**	11.5	(100)
Shareholders' equity (note 1)				**125.2**	103.3	21
Shares Outstanding at Period End (million)				**18.28**	17.87	2

(unaudited)	Three Months Ended June 30, 2004	2003	Percent Change	Six Months Ended June 30, 2004	2003	Percent Change
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,266**	3,407	(4)	**3,310**	3,233	2
Natural gas (mmcf/d)	**29.30**	22.89	28	**28.25**	23.45	20
Equivalent (boe/d) (note 2)	**8,150**	7,222	13	**8,019**	7,142	12
Equivalent per million shares (boe/d) (note 2)	**446**	406	10	**440**	402	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**44.32**	34.26	29	**42.11**	38.77	9
Natural gas ($/mcf)	**6.67**	6.52	2	**6.47**	7.23	(11)
Wells Drilled, Net	**8.4**	6.0	40	**18.3**	11.0	66
Undeveloped Land at Period End (thousand net acres)				**405**	348	16

Note 1: Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

Note 2: The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.

PRODUCTION*

Natural gas production volumes have continued the growth progression that began in the first half of 2003, with rates reaching 28.25 million cubic feet per day in the 2004 first half, a 20 percent increase over the comparative 2003 half. The major part of the increase has come from successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. The continuing exploration and development program in Zargon's principal gas property of Jarrow in the Alberta Plains has been successful in maintaining production volumes and on occasion providing a modest amount of growth. During the second quarter, good production additions at Jarrow, Pembina and Hamelin Creek (Peace River Arch) brought the average daily rate to 29.30 million cubic feet per day and the exit rate at June 30 to better than 30 million cubic feet per day.

Oil and liquid production of 3,310 barrels per day in first half 2004 provided a two percent gain over the comparable period last year. During the last 12 months, Zargon has drilled only 6.9 net oil wells as capital programs have concentrated on natural gas exploration. Second quarter oil and liquid production was also held back by the annual access related challenges of the spring break-up season. Without any material acquisitions, the modest oil production drilling additions were challenged to offset the natural production declines. Going forward, Zargon plans to increase oil exploitation drilling programs and when appropriate, oil related acquisitions that will continue to build Zargon's production base of exploitable long-life, shallow-decline waterflood Williston Basin properties in Southeast Saskatchewan and North Dakota.

EXPLORATION AND EXPLOITATION*

During the 2004 second quarter, Zargon drilled 11 gross wells (8.4 net) that delivered 6.4 net natural gas wells, 1.0 net oil well and 1.0 net dry hole for an 88 percent success ratio. Of the gas wells, two were earning wells drilled in support of Zargon's farm-in on the extensive lands held by K2 Energy Corp. on the Blackfeet reservation in Montana. These two exploration wells have subsequently been completed and production tested with minor natural gas flows. The remaining gas wells included three wells in the Peace River Arch area of the West Central Alberta core area and four smaller participations in non-operated wells in Alberta. The extensive summer drilling program planned for Jarrow did not get underway until after June 30. The oil well was a successful vertical development well at our Pinto, Saskatchewan property. For the first half, Zargon drilled 18.3 net wells resulting in 13.3 net gas wells, 2.0 net oil wells and 3.0 net dry holes.

An extensive summer drilling program is currently underway with wells planned for Jarrow and Hamilton Lake in the Alberta Plains, at Highvale, Judy Creek and Pembina in West Central Alberta, at Hamelin Creek, Progress and Valhalla in the Peace River Arch plus three Williston Basin locations, two of which are at Haas, North Dakota. Since quarter-end, six operated and one non-operated wells have been drilled in Jarrow with good success plus three wells in the Peace River Arch that are in the process of being evaluated. A further 15 operated locations have been approved for drilling in the remainder of the year and we continue to budget a total of 41 net wells for the 2004 drilling program of which the majority will be directed to natural gas exploration.

Because of very competitive bidding and accompanying expensive price levels at Crown sales, Zargon has been increasingly selective with its Crown land purchases. Undeveloped land inventories have however been maintained at 404,700 net acres as of June 30 and provide an excellent base for continued natural gas exploration.

ACQUISITIONS / DISPOSITIONS

Although Zargon has historically acquired both producing properties and undeveloped land on a regular basis, no significant property acquisition expenditures were made in the first half of 2004 and purchases at Crown land sales were substantially reduced. The Canadian property acquisition market has been and continues to be extremely competitive and we have found it difficult to find acquisitions that meet our value expectations. However, subsequent to quarter-end we did acquire a portfolio of operated producing oil property interests in the Weyburn area of Southeast Saskatchewan from a group of private companies. These properties, which include operated interests in six small Units, integrate well with our existing properties and are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase was closed on July 26 for approximately $10 million and brought an additional 250 barrels per day of oil production to Zargon.

REORGANIZATION TO ZARGON ENERGY TRUST*

At a special meeting of the securityholders of Zargon Oil & Gas Ltd. held on July 15, 2004, overwhelming approval was given to a resolution in favour of a Plan of Arrangement reorganizing the Company into Zargon Energy Trust. The Plan of Arrangement received court approval and also became effective on July 15, 2004.

The Trust will function by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production levels on a per trust unit basis through the reinvestment of the remaining cash flow from operations. These exploration and production (E&P) capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production growth, but only on a value added opportunistic basis.

Several important advantages become available through this reorganization. A capital structure has been created to allocate cash flow efficiently between oil and gas reinvestment and distributions to unitholders in widely varying commodity price environments. Zargon's management team remains essentially unchanged and the entrepreneurial environment that has fostered our success is preserved. Zargon's reserve base, undeveloped land holdings and our intellectual capital remain fully available to support ongoing operations and growth prospects. Overall the Company will operate much as before but in a tax-efficient structure.

GUIDANCE*

In the 2004 first quarter report, Zargon reduced its field related exploration and production (E&P) capital budget from $40 million to $35 million, and also removed the $5 million acquisition component of the budget due to uncertainties that appropriate value-added acquisitions could be sourced. To June 30, 2004, Zargon's E&P capital expenditures were $16.86 million and we are on track to successfully spend the budgeted $35 million of E&P capital expenditures for the year. In recognition of the July completion of the $10 million acquisition of Weyburn, Saskatchewan properties, Zargon's 2004 capital budget has now been increased to $45 million and is comprised of $35 million of E&P capital expenditures and $10 million of property acquisitions. The revised budget does not make an allowance for any further property acquisitions, although, should value added property or corporate acquisition opportunities become available (particularly in the Williston Basin), our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In the May 17, 2004 press release announcing Zargon's reorganization into a sustainable energy trust, initial third quarter production guidance for the new trust was set at 8,400 barrels of equivalent per day comprised of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids, while post reorganization net debt levels were forecast to be about $12 million. With current production volumes slightly exceeding both of these natural gas and oil production rates and with net debt levels currently in the $12-$15 million range, Zargon is well underway to meet these initial trust targets.

The initial distribution of the Zargon Energy Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004. The initial distribution will be $0.14 per trust unit and the ex-distribution date is August 27, 2004. Given the current production volumes and forward price curves, it is anticipated that the $0.14 distribution rate can be maintained for the foreseeable future and the taxable component of these distributions will be essentially 100 percent. Currently there are 14.87 million trust units outstanding and an additional 3.66 million exchangeable shares outstanding. After giving effect to the conversion privileges of the exchangeable shares, a total of 18.53 million trust units would be outstanding.

* Please see comments on "*Forward-Looking Statements*" on the last page of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

This MD&A has been prepared as of August 12, 2004.

FINANCIAL ANALYSIS

With commodity prices maintaining historically high levels and production volumes averaging 12 percent above the comparative 2003 six-month period, Zargon reported strong gains in petroleum and natural gas revenue in the 2004 second quarter and throughout the 2004 first half. The largest contributing factor was the increasing strength in oil prices received which averaged $44.32 per barrel before hedges in second quarter 2004 compared to $34.26 in the 2003 second quarter and $39.96 in the preceding quarter, gains of 29 percent and 11 percent respectively. Natural gas prices also averaged a very strong $6.67 per thousand cubic feet before hedges in the second quarter and showed increases of two percent and seven percent, respectively, over the 2003 second quarter and the preceding quarter levels. With higher prices and production volumes, second quarter 2004 revenues of $30.96 million were 28 percent higher than the 2003 second quarter and 12 percent higher than the preceding quarter levels.

Natural gas production volumes of 29.30 million cubic feet per day in the 2004 second quarter increased 28 percent over the 2003 second quarter levels and eight percent from the preceding quarter due to successful Alberta Plains (Jarrow) and West Central Alberta drilling programs. Oil and liquids production volumes have changed little in the past 12 months as capital programs have emphasized natural gas exploration. Also, in the second quarter field access for remedial oil well workovers was restricted due to spring wet field conditions and consequently second quarter oil volumes of 3,266 barrels per day showed a four percent and three percent decline when respectively compared to the prior year's second quarter and the preceding quarter.

Hedging losses in second quarter 2004 were $1.31 million compared to $0.47 million in the 2003 second quarter and $0.27 million in the preceding quarter. The primary driver for these losses was the record high oil prices recorded in the current quarter. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year, but in the 2004 first quarter the oil hedge losses were partially offset by profitable gas hedges that expired on March 31, 2004.

Because our hedging strategy is designed to protect the Company against the extreme negative effects on cash flow from sudden falls in prices and revenues, upward price trends or spikes tend to produce overall hedge losses. An upward natural gas price spike in the 2003 first quarter brought about a net hedging loss of $2.22 million in the quarter and $2.70 million in the 2003 first half. A similarly sharp gain in oil pricing in 2004 is being sustained and has brought a hedging loss of $1.31 million in the second quarter and $1.58 million in the first half. If record high oil prices persist, further substantial hedging losses can be expected in the third quarter.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $6.89 million for the second quarter of 2004, an increase of 16 percent from the preceding quarter and 36 percent from $5.05 million in the 2003 second quarter. As a percentage of gross revenue, royalty rates have moved in a narrow range from 20.9 percent in the second quarter of 2003 to 21.4 percent in the first quarter of 2004 and 22.2 percent in the second quarter of 2004.

On a unit of production basis, production costs have shown a modest increase to $6.79 per barrel of equivalent in second quarter 2004 compared with $6.43 in the preceding quarter and $6.05 in second quarter 2003. Longer reporting periods tend to smooth out fluctuations and the 2004 first half cost of $6.61 per barrel of equivalent, showed a four percent increase from the $6.35 per barrel of equivalent reported in the first half of 2003. During the 2004 first half significantly higher costs on a per unit basis were recorded for third party gas processing fees, gas compression charges and gas processing chemicals. In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. During this current period of significantly increased industry-wide cost pressures, Zargon is attempting to maintain stable per unit operating costs through field-related cost containment programs.

Operating Netbacks

	2004		2003	
Six months ended June 30	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**42.11**	**6.47**	38.77	7.23
Hedging	**(2.34)**	**(0.03)**	(1.47)	(0.43)
Royalties	**(8.72)**	**(1.47)**	(7.36)	(1.65)
Production costs	**(9.53)**	**(0.76)**	(9.09)	(0.68)
Operating netbacks	**21.52**	**4.21**	20.85	4.47

Measured on a unit of production basis, general and administrative expenses remained steady at $1.34 per barrel of equivalent net of recoveries in both quarters of the first half of 2004. Comparative values are $1.28 per barrel of equivalent in the first half of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. Looking forward, Zargon's now concluded reorganization into a Trust structure in combination with the industry-wide increased regulatory reporting requirements will generate additional upward general and administrative cost pressures on a per unit of production basis.

Expensing of stock-based compensation benefits in the consolidated statements of earnings began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. Zargon calculates this non-cash expense using the Black-Scholes option-pricing model and it covers the earned portion of employee and director stock options during the reporting period. This expense was not recorded in first half 2003 but added $0.31 million or $0.21 per barrel of equivalent of expense in first half 2004.

Due to the high cash flows experienced since December 31, 2003, Zargon's bank debt plus working capital deficiency balance of $13.09 million has been replaced by a $3.08 million working capital surplus as of June 30, 2004. Coupled with an exceptionally low interest rate environment, interest charges have fallen steeply to $0.13 million in first half 2004 compared to $0.51 million in the first half of 2003. Subsequent to quarter-end, Zargon concluded a trust conversion by Plan of Arrangement and a Southeast Saskatchewan property purchase, which collectively have returned Zargon's bank debt plus working capital deficiency balance into the $12-$15 million range.

Zargon did not pay material current income taxes in the first half of 2004, but incurred $0.27 million of federal and provincial capital taxes, unchanged from the first half of 2003. Although not cash taxable in the first half of 2004, significant amounts of cash tax were forecast to be paid over the next few quarters if Zargon did not proceed with a corporate reorganization. With the now completed trust conversion, Zargon does not anticipate paying material cash taxes in the foreseeable future.

Corporate Netbacks

Six months ended June 30 ($/boe)	**2004**	2003
Petroleum and natural gas revenue	**40.20**	41.31
Hedging	**(1.09)**	(2.09)
Royalties	**(8.78)**	(8.74)
Production costs	**(6.61)**	(6.35)
Operating netbacks	**23.72**	24.13
General and administrative	**(1.34)**	(1.28)
Interest	**(0.09)**	(0.39)
Capital and current income taxes	**(0.19)**	(0.21)
Cash flow netbacks	**22.10**	22.25
Depletion and depreciation (note 1)	**(8.66)**	(6.51)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.45)
Stock-based compensation	**(0.21)**	-
Unrealized foreign exchange	**(0.02)**	0.22
Future income taxes (note 1)	**(5.26)**	(3.26)
Net earnings	**7.59**	12.25

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The second quarter 2004 depletion and depreciation unit expense of $8.66 per barrel of equivalent has remained roughly stable over the last three quarters, but is approximately one third higher than the charges booked in the first half of 2003. The large increase in per unit depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101.

In 2003, the CICA approved a new Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first half of 2004, the non-cash accretion expense is $0.53 million, 10 percent less than the $0.59 million of restated accretion charges now booked in the first half 2003.

The provision for future taxes of $3.67 million for the first quarter of 2004 represents an effective tax rate of 39.3 percent. Because of the very high commodity prices experienced in 2004, our utilization of tax pools is accelerating and the effective tax rate for the second quarter was increased to 41.3 percent, leading to a future tax provision of $4.01 million in the second quarter and $7.68 million for the first half, an effective tax rate of 40.4 percent. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in second quarter 2004 of $16.53 million (see note at the beginning of the MD&A section) was $0.79 million or five percent higher than the preceding quarter and $3.00 million or 22 percent higher than the 2003 second quarter. The 2004 first half cash flow of $32.26 million was 12 percent higher than the prior year's comparative period, which roughly matches the 12 percent gain in production volumes over the same six-month period. Reflecting excellent commodity prices in both the 2003 and 2004 six-month periods, Zargon's cash flow netback averaged a strong $22.10 per barrel of equivalent in the first half of 2004, essentially unchanged from the prior year's comparable period netback. Cash flow per diluted share showed similar gains with the 2004 second quarter cash flow of $0.88 per diluted share increasing five percent over the first quarter levels and the 2004 first half cash flow of $1.72 per diluted share improving 10 percent over the 2003 comparable period.

Net earnings of $5.54 million for the second quarter of 2004 were unchanged from the preceding quarter but 40 percent below the second quarter of 2003 which contained a large one-time adjustment for future taxes. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation, increased future taxes and stock-based compensation referred to above. Net earnings per diluted share were $0.30 and $0.29 respectively in the first and second 2004 quarters.

Capital Expenditures

Six months ended June 30 ($ million)	**2004**	2003
Undeveloped land	**1.85**	3.20
Geological and geophysical (seismic)	**2.36**	2.37
Drilling and completion of wells	**9.73**	4.79
Well equipment and facilities	**2.92**	2.53
Exploration and development	**16.86**	12.89
Property acquisitions	**0.79**	7.12
Property dispositions	**(0.27)**	(5.05)
Net property acquisitions	**0.52**	2.07
Total capital expenditures (net)	**17.38**	14.96

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $17.38 million in the first half of 2004 were 16 percent higher than in first half 2003 reflecting a very active field program of 23 gross (18.3 net) wells. Drilling and completion expenditures doubled from the previous year to $9.73 million while undeveloped land purchases fell 42 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. No material property acquisitions were completed in the first half of 2004, although a $10 million purchase of producing oil assets in the Weyburn area of Southeast Saskatchewan was closed on July 26, 2004. Cash flow from operations in the first half of $32.26 million and proceeds from the exercise of stock options of $1.33 million covered the capital program and applied $16.21 million to working capital and the repayment of bank debt. As of June 30, 2004, the Company had positive working capital of $3.08 million. Since June 30, Zargon has made a $10 million oil property acquisition and as part of the trust conversion process paid approximately $1.50 million of transaction fees and purchased all of the remaining employee and director stock options for an additional $7.88 million. Currently, with a bank debt plus working capital deficiency balance in the $12-$15 million range, Zargon continues to show a very strong balance sheet.

At August 12, 2004, Zargon Energy Trust has 14.87 million trust units and 3.66 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.53 million trust units outstanding. Pursuant to the shareholder approved new employee incentive plan there are currently an additional 0.55 million trust unit incentive rights issued and outstanding.

Capital Sources

Six months ended June 30 ($ million)	**2004**	2003
Cash flow from operations	**32.26**	28.76
Changes in working capital and other	**(9.23)**	(0.82)
Change in bank indebtedness	**(6.98)**	(13.81)
Issuance of common shares	**1.33**	0.83
Total capital sources	**17.38**	14.96

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

Petroleum and Natural Gas Assets – Full Cost Accounting

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Company's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at June 30, 2004.

Asset Retirement Obligations

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Moving forward with a trust structure, Zargon continues to be well positioned with a very strong balance sheet, 405 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry are in a period of high commodity prices in a cycle that appears to have an unusually long life. Upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined capital spending approach that has served us well to date while distributing approximately half of our cash flows to our equity holders. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings (note 1)	Earnings/ Diluted Share (note 1)	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q2	$5.54	$0.29	$16.53	$0.88	$30.96	$189.80	-
2004 Q1	$5.54	$0.30	$15.73	$0.84	$27.70	$186.18	$3.68
2003 Q4	$4.10	$0.22	$13.24	$0.72	$24.51	$181.05	$6.98
2003 Q3	$4.44	$0.24	$12.34	$0.67	$23.76	$172.81	$8.92
2003 Q2	$9.17	$0.50	$13.53	$0.74	$24.20	$165.98	$11.47

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
August 12, 2004

ZARGON OIL & GAS LTD.

CONSOLIDATED BALANCE SHEETS

($ thousand)	June 30, 2004 (unaudited)	December 31, 2003 (restated - note 2)
ASSETS		
Current		
Cash	**1,205**	-
Accounts receivable	**14,222**	12,183
Prepaid expenses and deposits	**1,496**	980
	16,923	13,163
Property and equipment, net	**172,880**	167,888
	189,803	181,051
LIABILITIES		
Current		
Bank indebtedness	**-**	6,978
Accounts payable and accrued liabilities	**13,846**	19,277
	13,846	26,255
Asset retirement obligations (notes 2 and 3)	**12,849**	12,194
Future income taxes	**37,919**	30,133
	64,614	68,582
SHAREHOLDERS' EQUITY		
Share capital (note 4)	**43,568**	42,200
Contributed surplus	**535**	264
Retained earnings	**81,086**	70,005
	125,189	112,469
	189,803	181,051

See accompanying notes

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
($ thousand, except per share amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**30,959**	24,198	**58,663**	53,391
Hedging (note 8)	**(1,310)**	(473)	**(1,583)**	(2,696)
Royalties	**(6,886)**	(5,052)	**(12,809)**	(11,296)
	22,763	18,673	**44,271**	39,399
Expenses				
Production	**5,036**	3,976	**9,651**	8,206
General and administrative	**996**	766	**1,958**	1,654
Stock-based compensation (note 4)	**218**	-	**309**	-
Interest	**49**	247	**134**	509
Foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Accretion of asset retirement obligations (notes 2 and 3)	**266**	293	**525**	586
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
	13,052	9,280	**25,240**	19,094
Earnings before income taxes	**9,711**	9,393	**19,031**	20,305
Income taxes				
Future	**4,013**	72	**7,680**	4,219
Current	**156**	154	**270**	268
	4,169	226	**7,950**	4,487
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Retained earnings, beginning of period				
As previously reported	**75,544**	52,335	**70,125**	45,598
Change in accounting policies (note 2)	**-**	(40)	**(120)**	46
As restated	**75,544**	52,295	**70,005**	45,644
Retained earnings, end of period	**81,086**	61,462	**81,086**	61,462
Earnings per common share (note 5)				
Basic	**0.30**	0.52	**0.61**	0.89
Diluted	**0.29**	0.50	**0.59**	0.87

See accompanying notes

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
($ thousand)		(restated – note 2)		(restated – note 2)
Operating activities				
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Add (deduct) non-cash items:				
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
Accretion of asset retirement obligations	**266**	293	**525**	586
Stock-based compensation	**218**	-	**309**	-
Unrealized foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Future income taxes	**4,013**	72	**7,680**	4,219
Cash flow from operations	**16,526**	13,530	**32,258**	28,762
Asset retirement expenditures	**(14)**	(21)	**(56)**	(51)
Changes in non-cash working capital	**(2,898)**	3,057	**(3,210)**	1,159
	13,614	16,566	**28,992**	29,870
Financing activities				
Repayment of bank indebtedness	**(3,675)**	(9,303)	**(6,978)**	(13,805)
Exercise of stock options	**336**	549	**1,330**	826
	(3,339)	(8,754)	**(5,648)**	(12,979)
Investing activities				
Additions to property and equipment	**(7,883)**	(13,123)	**(17,651)**	(20,005)
Proceeds on disposal of property and equipment	**275**	5,020	**275**	5,045
Changes in non-cash working capital	**(1,462)**	291	**(4,763)**	(1,931)
	(9,070)	(7,812)	**(22,139)**	(16,891)
Change in cash	**1,205**	-	**1,205**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**1,205**	-	**1,205**	-

See accompanying notes

ZARGON OIL & GAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2004 and 2003 (unaudited)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting

On January 1, 2004, the Company adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligations

On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and six months ended June 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs not being incurred until after 2012. The Company used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligation:

Six months ended June 30 ($ thousand)	**2004**	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**255**	376
Liabilities settled	**(56)**	(51)
Accretion expense	**525**	586
Other	**(69)**	-
Balance, end of period	**12,849**	11,471

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

Common Shares

(thousand)	**June 30, 2004**		June 30, 2003	
	Number of Shares	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised	**289**	**1,330**	229	826
Stock-based compensation recognized	**-**	**38**	-	-
Balance, end of period	**18,281**	**43,568**	17,866	41,823

A summary of the status of the Company's stock option plan as at June 30, 2004 and 2003, and changes during the six months ended on those dates is presented below:

Stock Options

	June 30, 2004		June 30, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price** ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	415	9.32
Exercised	**(289)**	**4.60**	(229)	3.62
Cancelled	**(9)**	**9.61**	(17)	9.30
Outstanding at end of period	**1,429**	**10.22**	1,384	6.55
Options exercisable at period end	**696**	**6.94**	968	5.38

Stock-Based Compensation

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

In the fourth quarter of 2003, the Company recognized the entire $0.26 million of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet. This expense has not been allocated over the prior quarters.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the six months ended June 30, 2003, would be reduced by $0.20 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 six month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousand)	**2004**	2003	**2004**	2003
Basic	**18,257**	17,785	**18,208**	17,747
Diluted	**18,851**	18,296	**18,797**	18,268

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Petroleum and Natural Gas Revenue				
Canada	**27,379**	21,408	**51,748**	47,780
United States	**3,580**	2,790	**6,915**	5,611
Total	**30,959**	24,198	**58,663**	53,391
Net Capital Expenditures				
Canada	**5,976**	2,914	**15,434**	9,719
United States	**1,632**	5,189	**1,942**	5,241
Total	**7,608**	8,103	**17,376**	14,960
Total Assets*				
Canada			**164,209**	142,861
United States			**25,594**	23,122
Total			**189,803**	165,983

* Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Cash interest paid	**34**	181	**108**	423
Cash taxes paid	**49**	154	**188**	268

8. **FINANCIAL INSTRUMENTS**

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at June 30, 2004 as follows:

	Volume	Rate	Price	Term
Oil swaps	73,600 bbl	400 bbl/d	$28.78 US/bbl	Jul. 1/04–Dec. 31/04
	55,200 bbl	300 bbl/d	$54.05 Cdn/bbl	Jul. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
Oil collars	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
Natural gas swaps	738,000 gj	6,000 gj/d	$5.92/gj	Jul. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
Natural gas collars	246,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Jul. 1/04–Oct. 31/04
	604,000 gj	4,000 gj/d	$6.75/gj Put $9.68/gj Call	Nov. 1/04–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

At June 30, 2004, the cost to settle the above contracts would have been approximately $1.75 million.

9. **SUBSEQUENT EVENT**

On May 17, 2004, the Company announced a reorganization initiative that would result in its conversion to an income trust, Zargon Energy Trust, through the exchange of trust units and/or exchangeable shares for all outstanding common shares. Zargon Energy Trust will make monthly cash distributions to investors while retaining sufficient cash flow for capital expenditures. The reorganization was subject to certain conditions including the approval of the Company's shareholders, court approval, and applicable regulatory approvals. A special meeting of shareholders was held on July 15, 2004, at which time the proposed reorganization was approved. An information circular containing details of the proposed reorganization and Plan of Arrangement dated June 18, 2004 was mailed out to shareholders on June 21, 2004.

10. **COMPARATIVE FIGURES**

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

ZARGON OIL AND GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbols:
-prior to trust conversion
ZAR - common shares
-subsequent to trust conversion
ZAR.UN - trust units
ZOG.B – exchangeable shares

Transfer Agent

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of August 12, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ZARGON ENERGY TRUST

AUGUST 3, 2004 PRESS RELEASE

ZARGON ENERGY TRUST ANNOUNCES SERIES A EXCHANGEABLE SHARES TO BE LISTED AND POSTED FOR TRADING ON WEDNESDAY, AUGUST 4, 2004

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon or the Trust") is pleased to announce that the series A exchangeable shares of its subsidiary, Zargon Oil & Gas Ltd., will commence trading on the Toronto Stock Exchange on Wednesday, August 4, 2004 under the symbol ZOG.B.

An aggregate of 3.660 million exchangeable shares were issued pursuant to Zargon's recently completed trust reorganization. Each exchangeable share can be exchanged for one trust unit of the Trust, subject to adjustment.

Zargon Energy Trust is a sustainable energy trust, with oil and natural gas operations in the Canadian provinces of Alberta, Saskatchewan and Manitoba, plus the US states of North Dakota and Montana. The Trust functions by sustaining current production levels on a per trust unit basis with the reinvestment of approximately half of its operating cash flow while distributing the other half to unitholders. The Trust will continue to seek growth on an opportunistic basis, through natural gas exploration and oil reservoir exploitation.

Based in Calgary, Alberta, Zargon's trust units (ZAR.UN) trade on the Toronto Stock Exchange. There are currently 14.865 million trust units outstanding. After giving effect to the conversion privilege of the exchangeable shares there would be a total of 18.525 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

C.H. Hansen
President and Chief Executive Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

NOTICE OF ADOPTION OF ANNUAL INFORMATION FORM PURSUANT TO SECTION 2.10 OF NATIONAL INSTRUMENT 44-101

To: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Re: Plan of Arrangement (the "**Arrangement**") involving Zargon Oil & Gas Ltd. ("**Zargon**"), Zargon Energy Trust (the "**Trust**"), Zargon AcquisitionCo Inc., Zargon ExchangeCo Inc. and Zargon's securityholders effective July 15, 2004.

The Trust, being a "successor issuer" (as defined in Section 1.1 of National Instrument 44-101 – Short Form Prospectus Distributions) of Zargon, hereby provides notice that it has adopted as its own annual information form the annual information form of Zargon dated May 11, 2004 in respect of the fiscal year ended December 31, 2003. Zargon was a participant in the Arrangement, as a result of which the Trust exists.

Dated at the City of Calgary, in the Province of Alberta, this 21st day of July, 2004.

ZARGON ENERGY TRUST, by its administrator,
Zargon Oil & Gas Ltd.

Per: *"Craig H. Hansen"*
Craig H. Hansen
President and Chief Executive Officer

G:\043136\0081\Notice of Adoption of AIF 01.doc


Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Stephen J. Chetner
Direct Phone: **(403) 260-0265**
Direct Fax: **(403) 260-0337**
sjc@bdplaw.com

Assistant: Lisa VanGellekom
Direct Phone: **(403) 260-0104**
Our File: 43136-81

DELIVERED VIA SEDAR

July 20, 2004

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs:

Re: Zargon Oil & Gas Ltd. ("Zargon") - Notice of Change in Corporate Structure

We act as counsel to Zargon Energy Trust (the "Trust") and Zargon. Pursuant to Section 4.9 of National Instrument 51-102 *Continuous Disclosure Obligations*, the Trust, on its own and on behalf of Zargon, hereby confirm the following:

Names of the parties in the transaction.

Zargon, the Trust, Zargon AcquisitionCo Inc. ("AcquisitionCo"), Zargon ExchangeCo Inc. and Zargon Securityholders completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the *Business Corporations Act* (Alberta).

Effective date

July 15, 2004.

Description of the transaction.

Pursuant to the Arrangement, Zargon was converted from a corporate entity to a trust. A special meeting of shareholders and optionholders of Zargon was held on July 15, 2004 to approve the Arrangement. Shareholders and optionholders of Zargon voted 99.9% in favor of the Arrangement resolution.

Zargon's shareholders received in exchange for each Zargon Common Share, at their election, either one trus unit of the Trust or one exchangeable share of Zargon which is exchangeable for one trust unit of the Trus subject to adjustment. An aggregate of 3.66 million exchangeable shares were issued pursuant to tl Arrangement.

For additional information please refer to the Information Circular and Proxy Statement of Zargon dated Ji 18, 2004.

Reporting issuers

The Trust became a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec.

Zargon Oil & Gas Ltd. (formed by the amalgamation of Zargon and AcquisitionCo) continues to be a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec. An application to relieve Zargon of certain continuous disclosure requirements has been made in such jurisdictions.

Date of first financial year end of new reporting issuer.

The Trust's and Zargon's first financial year-end subsequent to the Arrangement is December 31, 2004.

Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuers' first financial year subsequent to the transaction.

The following is a summary of the Trust's financial reporting periods in its first financial year subsequent to the completion of the Arrangement:

1. Nine months ended September 30, 2004 compared to the nine month period ended September 30, 2003; and

2. Year ended December 31, 2004 compared to the year ended December 31, 2003.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Stephen J. Chetner*"

Stephen J. Chetner

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Zargon Oil & Gas Ltd. ("Zargon")
700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6

2. **Date of Material Change**

July 15, 2004

3. **News Release**

A press release, attached hereto as Schedule "A", disclosing the details outlined in this Material Change Report was issued by CCN Matthews from Calgary, Alberta on July 15, 2004 and disseminated through the facilities of CCN Matthews and would have been received by the securities commissions where Zargon is a "reporting issuer" and the stock exchange on which the securities of Zargon are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change**

On July 15, 2004, Zargon and Zargon Energy Trust (the "Trust") announced the successful completion of the reorganization of Zargon into the Trust.

5. **Full Description of Material Change**

See the attached press release.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

For further information, please contact Craig H. Hansen, President and Chief Executive Officer, Phone: (403) 264-9992; Fax: (403) 265-3026.

9. **Date of Report**

July 15, 2004, the City of Calgary, in the Province of Alberta.

(signed) "*Craig H. Hansen*"
Craig H. Hansen
President and Chief Executive Officer
Zargon Oil & Gas Ltd.

cc: Toronto Stock Exchange

SCHEDULE "A"

FOR IMMEDIATE RELEASE: July 15, 2004

TSX SYMBOL: ZAR

ZARGON OIL & GAS LTD. ANNOUNCES COMPLETION OF TRUST REORGANIZATION

CALGARY, ALBERTA – Zargon Oil & Gas Ltd. ("Zargon") is pleased to announce that it has received overwhelming shareholder and optionholder approval, for the proposed trust reorganization, at the special meeting of securityholders held July 15, 2004. Shareholders and optionholders voted 99.9% in favor of the arrangement resolution. Zargon received final court approval for the plan of arrangement (the "Plan") and the Plan became effective on July 15, 2004. It is expected that the trust units will commence trading on or about July 20, 2004 under the symbol ZAR.UN. The exchangeable shares are expected to commence trading shortly, under the symbol ZAR.B, upon the fulfillment of all of the listing requirements, including, but not limited to, the distribution requirements, of the Toronto Stock Exchange.

Pursuant to the Plan, shareholders received, at their election, one trust unit of Zargon Energy Trust (the "Trust") or one exchangeable share which is exchangeable for one trust unit of the Trust, subject to adjustment. Pursuant to the election forms received prior to the July 12, 2004 election deadline, an aggregate of 3.66 million exchangeable shares were issued pursuant to the Plan. As the number of exchangeable shares requested exceeded the 3.66 million exchangeable share maximum designated in the Plan, the number of exchangeable shares issued to shareholders will be prorated on the basis of 0.7044 of an exchangeable share for each common share of Zargon which has been deposited pursuant to the exchangeable share election, with shareholders receiving trust units of the Trust in lieu of exchangeable shares for the remainder of the common shares held. Pursuant to the Plan, no fractional exchangeable shares will be issued, with each registered shareholder receiving the nearest whole number of exchangeable shares. Shareholders who failed to properly complete and return the election form prior to July 12, 2004 will be deemed to have elected to receive trust units of the Trust. There are currently 14,864,531 trust units of the Trust outstanding and 3.66 million exchangeable shares outstanding.

The initial distribution of the Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004 and will be $0.14 per trust unit. The ex-distribution date is August 27, 2004.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

Zargon Oil & Gas Ltd.
Craig H. Hansen
President and Chief Executive Officer
Phone: (403) 264-9992
Fax: (403) 265-3026

ZARGON OIL & GAS LTD.

Special Meeting of Securityholders
of Zargon Oil & Gas Ltd. ("Zargon")

July 15, 2004

REPORT IN RESPECT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

MATTERS VOTED UPON

Description of Matter	Outcome of Vote	Votes For	Votes Against
1. Special resolution to approve an arrangement involving Zargon, Zargon Energy Trust, Zargon AcquisitionCo Inc., Zargon ExchangeCo Inc. and the securityholders of Zargon under Section 193 of the *Business Corporations Act* (Alberta) to convert Zargon into a trust, all as more particularly described in the Information Circular of Zargon dated June 18, 2004.	Resolution approved	9,972,180	13,200
2. Ordinary resolution to approve a trust unit rights incentive plan for Zargon Energy Trust, all as more particularly described in the Information Circular of Zargon dated June 18, 2004.	Resolution approved	4,930,349	1,987,150

FOR IMMEDIATE RELEASE: July 15, 2004

TSX SYMBOL: ZAR

ZARGON OIL & GAS LTD. ANNOUNCES COMPLETION OF TRUST REORGANIZATION

CALGARY, ALBERTA – Zargon Oil & Gas Ltd. ("Zargon") is pleased to announce that it has received overwhelming shareholder and optionholder approval, for the proposed trust reorganization, at the special meeting of securityholders held July 15, 2004. Shareholders and optionholders voted 99.9% in favor of the arrangement resolution. Zargon received final court approval for the plan of arrangement (the "Plan") and the Plan became effective on July 15, 2004. It is expected that the trust units will commence trading on or about July 20, 2004 under the symbol ZAR.UN. The exchangeable shares are expected to commence trading shortly, under the symbol ZAR.B, upon the fulfillment of all listing requirements, including, but not limited to, the distribution requirements, of the Toronto Stock Exchange.

Pursuant to the Plan, shareholders received, at their election, one trust unit of Zargon Energy Trust (the "Trust") or one exchangeable share which is exchangeable for one trust unit of the Trust, subject to adjustment. Pursuant to the election forms received prior to the July 12, 2004 election deadline, an aggregate of 3.66 million exchangeable shares were issued pursuant to the Plan. As the number of exchangeable shares requested exceeded the 3.66 million exchangeable share maximum designated in the Plan, the number of exchangeable shares issued to shareholders will be prorated on the basis of 0.7044 of an exchangeable share for each common share of Zargon which has been deposited pursuant to the exchangeable share election, with shareholders receiving trust units of the Trust in lieu of exchangeable shares for the remainder of the common shares held. Pursuant to the Plan, no fractional exchangeable shares will be issued, with each registered shareholder receiving the nearest whole number of exchangeable shares. Shareholders who failed to properly complete and return the election form prior to July 12, 2004 will be deemed to have elected to receive trust units of the Trust. There are currently 14,864,531 trust units of the Trust outstanding and 3,660,000 exchangeable shares outstanding.

The initial distribution of the Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004 and will be $0.14 per trust unit. The ex-distribution date is August 27, 2004.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

Zargon Oil & Gas Ltd.
Craig H. Hansen
President and Chief Executive Officer
Phone: (403) 264-9992
Fax: (403) 265-3026


ZARGON
OIL & GAS LTD.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

to be held July 15, 2004

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S

BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ZARGON OIL & GAS LTD.

ZARGON ENERGY TRUST

ZARGON ACQUISITIONCO INC.

ZARGON EXCHANGECO INC.

and

ZARGON SECURITYHOLDERS

June 18, 2004

TABLE OF CONTENTS

LETTER TO SECURITYHOLDERS
NOTICE OF SPECIAL MEETING
NOTICE OF PETITION
INFORMATION CIRCULAR ... 1
- Introduction ... 1
- Currency and Exchange Rates ... 1
- Forward-looking Statements ... 1
- Supplemental Disclosure ... 2
- Information for United States Securityholders ... 2

GLOSSARY OF TERMS ... 3
SUMMARY INFORMATION ... 10
- The Meeting ... 10
- The Arrangement ... 10
- Trust Units and Exchangeable Shares ... 13
- Background to and Reasons for the Arrangement ... 13
- Approval of Securityholders Required for the Arrangement ... 14
- Fairness Opinion ... 14
- Recommendation of the Board of Directors ... 14
- Final Order ... 14
- The Trust ... 14
- Stock Exchange Listing Approvals ... 15
- Canadian Federal Income Tax Considerations ... 15
- Other Tax Considerations ... 15
- Selected Pro Forma Financial and Operational Information for the Trust ... 15
- Pro Forma Distributable Cash ... 16
- Risk Factors ... 17

THE ARRANGEMENT ... 20
- Background to and Reasons for the Arrangement ... 20
- Effect of the Arrangement ... 20
- Details of the Arrangement ... 22
- Arrangement Agreement ... 23
- Procedure for the Arrangement Becoming Effective ... 24
- Approvals ... 24
- Fairness Opinion ... 25
- Recommendation of the Board of Directors ... 25
- Timing ... 26
- Exchangeable Share Election ... 26
- Procedure for Exchange of Common Shares ... 26
- Canadian Federal Income Tax Considerations ... 27
- Rights of Dissent ... 35
- Interests of Certain Persons in the Arrangement ... 36
- Expenses of the Arrangement ... 36
- Stock Exchange Listings ... 36
- Securities Law Matters ... 36
- Legal Matters ... 37

INFORMATION CONCERNING ZARGON ENERGY TRUST ... 37
INFORMATION CONCERNING ZARGON ... 37
INFORMATION CONCERNING ACQUISITIONCO ... 38
INFORMATION CONCERNING EXCHANGECO ... 38
OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING ... 38
- Approval of the Unit Rights Incentive Plan ... 38

GENERAL PROXY MATTERS ... 39
- Solicitation of Proxies ... 39
- Appointment and Revocation of Proxies ... 40
- Signature of Proxy ... 40
- Voting of Proxies ... 40
- Exercise of Discretion of Proxy ... 40
- Voting Securities and Principal Holders Thereof ... 40
- Procedure and Votes Required ... 41

AUDITORS' CONSENT ... 42
CERTIFICATE ... 42

Appendix A Arrangement Resolution ... A-1
Appendix B Interim Order ... B-1
Appendix C Arrangement Agreement ... C-1
Appendix D Exchangeable Share Provisions ... D-1
Appendix E Support Agreement ... E-1
Appendix F Voting and Exchange Trust Agreement ... F-1
Appendix G Fairness Opinion ... G-1
Appendix H Information Concerning Zargon Energy Trust ... H-1
Appendix I Trust Unit Rights Incentive Plan ... I-1
Appendix J Section 191 of the *Business Corporations Act* (Alberta) ... J-1



June 18, 2004

Dear shareholders and optionholders:

You are invited to attend a special meeting of Zargon Oil & Gas Ltd. ("Zargon") common shareholders and optionholders to be held in the Strand/Tivoli Room of the Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta on July 15, 2004 at 9:00 a.m. (Calgary time). At the meeting, you will be asked to consider a proposed arrangement involving Zargon and Zargon Energy Trust (the "Trust") and a number of related entities.

The purpose of the arrangement is to convert Zargon from a corporate entity concentrating solely on growth through the reinvestment of cash flow to a trust which will distribute a portion of cash flow to Trust unitholders. It is the current intention of management to distribute approximately 50% of the Trust's cash flow per month attributable to trust units, with the remainder of the Trust's cash flow, plus that amount attributable to exchangeable shares, to be used to continue to explore for natural gas reserves and exploit existing oil reservoirs. The board of directors of Zargon believes that the conversion of Zargon into a trust will maximize value for Securityholders and will provide an opportunity to enhance the value of Zargon and its assets over time for the following reasons:

- it creates a capital structure with the flexibility to allocate cash flow between oil and gas investments and distributions to unitholders in a more efficient manner;
- it maintains the entrepreneurial environment that has led to the success achieved by Zargon over the past eleven years as a public company; and
- it allows Zargon to operate much as before, but in a more tax efficient structure.

Pursuant to the arrangement, shareholders, other than non-resident and tax-exempt shareholders, will receive in exchange for each Zargon common share either:

- one trust unit of the Trust; or
- one exchangeable share which is exchangeable for one trust unit of the Trust, subject to adjustment.

An aggregate maximum of 3.66 million exchangeable shares will be issued pursuant to the arrangement and, in the event that more exchangeable shares are requested than are available, the exchangeable shares will be prorated and shareholders will receive trust units in lieu of exchangeable shares. Each exchangeable share will be exchangeable for one trust unit, subject to adjustment for monthly cash distributions. Non-resident and tax-exempt shareholders will only be eligible to receive, in exchange for each Zargon common share, a trust unit of the Trust.

Optionholders may choose to either: (i) exercise their vested options and receive one trust unit of the Trust or one exchangeable share for each option exercised; (ii) exercise their options vested on securityholder and court approval and receive one trust unit of the Trust for each option exercised; or (iii) exercise their right, pursuant to the Option Plan, to have their options cancelled in consideration of a cash payment per option equal to the Exercise Price Differential (as defined in the attached Information Circular). All unexercised options (other than options held by dissenting securityholders), if any, will cease to represent the right to acquire common shares of Zargon and shall only entitle the holder to acquire one trust unit of the Trust for each common share of Zargon which the holder was previously entitled to acquire under the option at a price per trust unit equal to the option exercise price of such option.

Shareholders who do not deposit with Valiant Trust Company at 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2 a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with this Information Circular, on or before 4:30 p.m. (Calgary time) on July 12, 2004 or, if the meeting is adjourned, the third business day prior to the adjourned meeting

and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein, will be deemed to have elected to receive a trust unit for each of their Zargon common shares.

The resolution approving the arrangement must be approved by 66⅔% of the votes cast by shareholders and optionholders, voting together as a single class, voting in person or by proxy at the meeting. The arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all regulatory approvals.

CIBC World Markets Inc. has provided our board with an opinion that the consideration to be received by shareholders under the arrangement is fair, from a financial point of view, to shareholders. **Our board, based upon its own investigations, including its consideration of the fairness opinion of CIBC World Markets Inc., has unanimously concluded that the arrangement is in the best interests of our company as well as our shareholders and optionholders and recommends that shareholders and optionholders vote in favour of the arrangement.** Our management and directors who own approximately 13.6% of the outstanding common shares and 57.6% of the outstanding options have indicated that they intend to vote in favour of the arrangement.

This Information Circular contains a detailed description of the arrangement, as well as detailed information regarding Zargon and the Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the meeting.

On behalf of the directors of Zargon, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed arrangement forward. We would also like to thank our employees for their hard work in assisting us with this task and for their support for the proposed arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Zargon in the past will continue in respect of Zargon Energy Trust, should a favorable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,

(signed) "*Craig H. Hansen*"
Craig H. Hansen
President and Chief Executive Officer

ZARGON OIL & GAS LTD.

NOTICE OF SPECIAL MEETING
to be held July 15, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated June 17, 2004, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Zargon Oil & Gas Ltd. ("Zargon") will be held in the Strand/Tivoli Room of the Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta on July 15, 2004, at 9:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated June 18, 2004 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a trust unit rights incentive plan for Zargon Energy Trust, all as more particularly described in the accompanying Information Circular; and

(c) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is June 15, 2004. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "Securities") issued by Zargon after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any Common Shares after the record date and the transferee of those Common Shares establishes ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Dated at the City of Calgary, in the Province of Alberta, this 18th day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF
ZARGON OIL & GAS LTD.

(signed) "*Craig H. Hansen*"
Craig H. Hansen
President and Chief Executive Officer
Zargon Oil & Gas Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ZARGON OIL & GAS LTD., ZARGON ENERGY TRUST, ZARGON ACQUISITIONCO INC., ZARGON EXCHANGECO INC. AND THE SECURITYHOLDERS OF ZARGON OIL & GAS LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Zargon Oil & Gas Ltd. ("Zargon") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Zargon, Zargon Energy Trust, Zargon AcquisitionCo Inc., Zargon ExchangeCo Inc. and the holders of common shares ("Common Shares") and options to acquire Common Shares ("Options") of Zargon (collectively, the "Securityholders") which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Zargon dated June 18, 2004, accompanying this Notice of Petition. At the hearing of the Petition, Zargon intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Plan of Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 15th day of July, 2004 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Zargon on or before noon on July 8, 2004, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Zargon is to be effected by delivery to the solicitors for Zargon at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Zargon and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated June 17, 2004, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon a resolution to approve the Arrangement and has directed that for registered holders of Common Shares of Zargon the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Options of Zargon.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Zargon upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Jeff E. Sharpe

DATED at the City of Calgary, in the Province of Alberta, this 18th day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF ZARGON OIL & GAS LTD.

(signed) "*Craig H. Hansen*"
Craig H. Hansen
President and Chief Executive Officer
Zargon Oil & Gas Ltd.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Zargon for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under *"Glossary of Terms"*. Information contained in this Information Circular is given as of June 18, 2004 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On June 17, 2004, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.7272.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Zargon, the Trust, ExchangeCo or AmalgamationCo. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by AmalgamationCo for growth capital expenditures; the amount and timing of the payment of the distributions of the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Zargon believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Zargon, ExchangeCo, AmalgamationCo and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Zargon undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

Distributable cash, cash available for distribution and cash-on-cash yield are not recognized under Canadian generally accepted accounting principles. Management believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable income, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors initial investment and a return *on* investors initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Information for United States Securityholders

The Trust Units to be issued to United States Securityholders under the Arrangement have not been registered under the United States *Securities Act* of 1933, as amended (the "1933 Act"), and are being issued to United States Securityholders in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Trust Units will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Zargon, AcquisitionCo and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma consolidated financial statements of the Trust, the audited historical consolidated financial statements of Zargon and the unaudited interim consolidated financial statements of Zargon included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

Tax considerations applicable to United States Securityholders have not been included in this Information Circular. United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Zargon, the Trust, AcquisitionCo and ExchangeCo are organized or settled, as applicable, under the laws of Alberta, Canada, that their officers and the directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that most of the assets of Zargon, the Trust, AcquisitionCo and ExchangeCo and such persons are located outside the United States.

THE TRUST UNITS TO BE ISSUED TO UNITED STATES SECURITYHOLDERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Appendix H.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means Zargon AcquisitionCo Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**AEPEA**" means the *Alberta Environmental Protection and Enhancement Act*;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AmalgamationCo**" means Zargon Oil & Gas Ltd., the corporation resulting from the amalgamation of Zargon, ZRL and AcquisitionCo pursuant to the Plan of Arrangement;

"**Ancillary Rights**" means: (i) the optional exchange rights granted to the Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause ExchangeCo to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event, or upon a Call Right being exercisable and the Trust and ExchangeCo electing not to exercise such Call Right; and (ii) the Special Voting Unit;

"**Applicable Laws**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of June 17, 2004 among Zargon, AcquisitionCo, ExchangeCo and the Trust pursuant to which Zargon, AcquisitionCo, ExchangeCo and the Trust have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Shareholders and Optionholders at the Meeting;

"**ARTC**" means the Alberta Royalty Tax Credit;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**Board**" or "**Board of Directors**" means the board of directors of Zargon;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Common Shares**" means common shares in the capital of Zargon;

"**Control**" means, with respect to control of a body corporate or a trust by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be

cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Depositary**" means Valiant Trust Company at its offices referred to in the Letter of Transmittal and Election Form;

"**Dissent Rights**" means the right of a Shareholder and an Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

"**Dissenting Optionholders**" means registered Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Dissenting Securityholders**" means, collectively, Dissenting Optionholders and Dissenting Shareholders;

"**Dissenting Shareholders**" means registered Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date commencing in 2004;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Election Deadline**" means 4:30 p.m. (Calgary time) on July 12, 2004 or, if such meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned meeting;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at the Effective Date and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution; and

(b) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Shares**" means the exchangeable shares in the capital of AcquisitionCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form attached as Appendix D to this Information Circular;

"**ExchangeCo**" means Zargon ExchangeCo Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**Exercise Price Differential**" means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, if any, multiplied by the number of Common Shares to which such Option relates;

"**Facility Lease**" means the facilities lease agreement between the Zargon Partnership and AmalgamationCo pursuant to which the Zargon Partnership will lease all of its facilities, pipelines, gathering systems, wellhead facilities and related tangible assets to AmalgamationCo;

"**Fairness Opinion**" means the opinion of CIBC World Markets Inc. dated June 18, 2004, a copy of which is attached as Appendix G to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Holder**" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Securities duly endorsed for transfer to such person;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this information circular and proxy statement dated June 18, 2004, together with all appendices hereto, distributed to Securityholders by Zargon in connection with the Meeting;

"**Insolvency Event**" means the institution by AmalgamationCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AmalgamationCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AmalgamationCo to contest in good faith any such proceedings commenced in respect of AmalgamationCo within 15 days of becoming aware thereof, or the consent by AmalgamationCo to the filing of any such petition or to the appointment of a receiver, or the making by AmalgamationCo of a general assignment for the benefit of creditors, or the admission in writing by AmalgamationCo of its inability to pay its debts generally as they become due, or AmalgamationCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to Section 4.6 of the Exchangeable Share Provisions;

"**Interim Order**" means the Interim Order of the Court dated June 17, 2004 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Zargon therefor, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares and make certain elections, if desired;

"**McDaniel**" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;

"**McDaniel Report**" means the independent engineering evaluation of Zargon's oil, NGL and natural gas interests prepared by McDaniel, dated March 22, 2004 and effective December 31, 2003;

"**Meeting**" means the special meeting of Shareholders and Optionholders to be held on July 15, 2004, and any adjournment(s) thereof, to consider and to vote on the Arrangement Resolution and the matters referred to in the Notice of Meeting;

"**NAFTA**" means the North American Free Trade Agreement;

"**NEB**" means the National Energy Board;

"**Newco**" means Zargon Energy Ltd., a corporation incorporated under the ABCA;

"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Note**" or "**Notes**" means the unsecured, subordinated promissory notes issuable by AcquisitionCo under the Arrangement;

"**Note Indenture**" means the note indenture to be made between AcquisitionCo and the Trustee, in its capacity of Note trustee, governing the issuance of the Notes;

"**Notice of Meeting**" means the Notice of Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Zargon to the Court for the Final Order which accompanies this Information Circular;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement to be entered into between AmalgamationCo and the Trust, coincident with the Arrangement becoming effective;

"**Optionholders**" means the holders of Options;

"**Option**" means an option, or "**Options**" means, collectively, all outstanding options, whether or not vested, to acquire Common Shares;

"**Option Common Shares**" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of options in circumstances such that subsection 7(1.1) or subsection 7(8) of the Tax Act apply and such Shareholder has elected pursuant to the Option Shareholder Letter of Transmittal and Election Form to the exchange contemplated by the Plan of Arrangement;

"**Option Shareholder Letter of Transmittal and Election Form**" means the letter of transmittal and election form available to Option Shareholders when making their election to receive Trust Units in exchange for their Option Common Shares;

"**Partnership Note**" means the unsecured, subordinated promissory notes to be issued by AmalgamationCo pursuant to the Working Interest Conveyance Agreement;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Properties**" means Canadian resources properties as defined in the Tax Act;

"**Record Date**" means the close of business on June 15, 2004;

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes as more particularly described in Appendix H to this Information Circular;

"**Registrar**" means the Registrar of Corporations appointed under section 263 of the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Securities**" means the Common Shares and the Options;

"**Securityholder**" means the Shareholders and Optionholders;

"**Shareholder**" means a holder of Common Shares;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form attached as Appendix E to this Information Circular;

"**Tax-Exempt Shareholder**" means a holder of Common Shares that is exempt from tax under Part I of the Tax Act;

"**Trust**" or "**Zargon Trust**" means Zargon Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of June 17, 2004 between Valiant Trust Company and Zargon, as amended from time to time;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Undeveloped Land Contribution Agreement**" means the contribution agreement between Newco and the Zargon Partnership whereby Newco will contribute the Undeveloped Land to Zargon Partnership in consideration for an additional partnership interest in the Zargon Partnership;

"**Undeveloped Land Conveyance**" means the conveyance agreement between Newco, Zargon and ZRL whereby ZRL and Zargon will convey the Undeveloped Land Interests to Newco in consideration of the Undeveloped Land Note;

"**Undeveloped Land Interests**" means the undeveloped land owned by ZRL and Zargon as identified in the Undeveloped Land Conveyance Agreement;

"**Undeveloped Land Note**" means the unsecured, subordinated promissory notes issued by Newco pursuant to the Undeveloped Land Conveyance;

"**Unit Rights Incentive Plan**" means the Trust Unit Rights Incentive Plan of the Trust to be approved at the Meeting, a copy of which is attached as Appendix I to this Information Circular;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**U.S. Shareholder**" means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

"**Voting and Exchange Agreement Trustee**" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"**Weighted Average Trading Price**" has the meaning ascribed thereto in the Plan;

"**Working Interest Conveyance Agreement**" means the conveyance agreement between the Zargon Partnership and AmalgamationCo whereby the Zargon Partnership will convey the Working Interests to AmalgamationCo in consideration of the Partnership Note;

"**Working Interests**" means all of the Properties of the Zargon Partnership;

"**Zargon**" means Zargon Oil & Gas Ltd., a corporation amalgamated pursuant to the ABCA;

"**Zargon Partnership**" means Zargon Oil & Gas Partnership, a general partnership, the partners of which are Zargon and ZRL;

"**ZRL**" means Zargon Resources Ltd., a corporation incorporated under the ABCA;

"**000s**" means thousands;

"**1933 Act**" means the United States *Securities Act of 1933*, as amended; and

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended.

Conventions

Certain terms used herein are defined in the *"Glossary of Terms"*. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada, except where stated otherwise.

Abbreviations

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mcf/d	thousand cubic feet per day
Bbls/d	barrels per day	Mmcf	million cubic feet
Mbbls	thousand barrels	Mmcf/d	million cubic feet per day
Mmbbls	million barrels	MMBTU	million British Thermal Units
Mstb	thousand stock tank barrels	Bcf	billion cubic feet
NGL	natural gas liquids	GJ	gigajoule
Stb	stock tank barrels		

Other

AECO	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas)
API	an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale. Liquid petroleum with a specified gravity of 28 API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
Boe	barrel of oil equivalent of natural gas on the basis of 1 Boe for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
Boe/d	barrel of oil equivalent per day
m^3	cubic metre
Mboe	thousand barrels of oil equivalent
Mmboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
M$	thousands of dollars

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held in the Strand/Tivoli Room of the Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta, on July 15, 2004, at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) to consider and vote upon the Arrangement; and (ii) to approve the Unit Rights Incentive Plan. See *"The Arrangement"* and *"Other Matters to be Brought Before the Meeting"*.

The Arrangement

The purpose of the Arrangement is to convert Zargon from a corporate entity concentrating solely on growth through the reinvestment of cash flow to a trust which will distribute a portion of cash flow to Trust Unitholders. It is the current intention of management to distribute approximately 50% of the Trust's cash flow per month attributable to Trust Units, with the remainder of the Trust's cash flow, plus that amount attributable to Exchangeable Shares, to be used to continue to explore for natural gas reserves and exploit existing oil reservoirs. The Board of Directors of Zargon believes that the conversion of Zargon into a trust will maximize value for Securityholders and will provide an opportunity to enhance the value of Zargon and its assets over time for the following reasons:

- it creates a capital structure with the flexibility to allocate cash flow between oil and gas investments and distributions to Unitholders in a more efficient manner;
- it maintains the entrepreneurial environment that has led to the success achieved by Zargon over the past eleven years as a public company; and
- it allows Zargon to operate much as before, but in a more tax efficient structure.

Pursuant to the Arrangement, Shareholders, other than Non-Resident and Tax-Exempt Shareholders, will receive in exchange for each Zargon Common Share either:

- one Trust Unit; or
- one Exchangeable Share which is exchangeable for one Trust Unit, subject to adjustment.

An aggregate maximum of 3.66 million Exchangeable Shares will be issued pursuant to the Arrangement and, in the event that more Exchangeable Shares are requested than are available, the Exchangeable Shares will be prorated and Shareholders will receive Trust Units in lieu of Exchangeable Shares. Each Exchangeable Share will be exchangeable for one Trust Unit, subject to adjustment for monthly cash distributions. Non-Resident and Tax-Exempt Shareholders will only be eligible to receive, in exchange for each Common Share, a Trust Unit.

Optionholders may choose to either: (i) exercise their vested Options and receive one Trust Unit or one Exchangeable Share for each Option exercised; (ii) exercise their Options vested on securityholder and court approval and receive one Trust Unit of the Trust for each Option exercised; or (iii) exercise their right, pursuant to the option plan of Zargon, to have their Options cancelled in consideration of a cash payment per Option equal to the Exercise Price Differential. All unexercised Options (other than Options held by Dissenting Securityholders), if any, will cease to represent the right to acquire Common Shares of Zargon and shall instead entitle the holder to acquire one Trust Unit for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to the Option exercise price of such Option.

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Zargon and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall

cease to have any rights as securityholders of Zargon other than the right to be paid the fair value of their Common Shares or Options;

(b) each Option (whether vested or unvested) may, at the election of the holder be transferred to Zargon in consideration of a cash payment, less statutory withholdings, equal to the Exercise Price Differential;

(c) subject to Sections 3.2 and 3.3 of the Plan, each Common Share, other than Common Shares held by Option Shareholders, AcquisitionCo, Non Resident Shareholders and Tax Exempt Shareholders, will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Common Share for one (1) Note or one (1) Exchangeable Share (together with the Ancillary Rights);

(d) each Common Share held by Non-Resident Shareholders and Tax-Exempt Shareholders will be transferred to AcquisitionCo in exchange for one (1) Note;

(e) each Option Common Share held by an Option Shareholders who has elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form will be transferred to AcquisitionCo in exchange for one (1) Trust Unit and AcquisitionCo will issue one (1) Note to the Trust for each Trust Unit issued pursuant to Section 3.1 (e) of the Plan;

(f) each Note, other than Notes held by the Trust, shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit;

(g) ZRL and Zargon will convey the Undeveloped Land Interests to Newco pursuant to the Undeveloped Land Conveyance and Newco shall deliver the Undeveloped Land Note to ZRL and Zargon;

(h) Newco will contribute the Undeveloped Land Interests to the Zargon Partnership pursuant to the Undeveloped Land Contribution Agreement in consideration of an additional partnership interest as set forth in the Undeveloped Land Contribution Agreement;

(i) Zargon, ZRL and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

   (i) the stated capital of the Common Shares and the common shares of ZRL shall be reduced to $1.00 in aggregate for no consideration; immediately prior to the amalgamation;

   (ii) the Common Shares, all of which are owned by AcquisitionCo, shall be cancelled without any repayment of capital;

   (iii) the common shares of ZRL, all of which are owned by Zargon, shall be cancelled without any repayment of capital;

   (iv) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo, and the name of the amalgamated corporation shall be "Zargon Oil & Gas Ltd.";

   (v) no securities shall be issued by AcquisitionCo in connection with the Amalgamation and for greater certainty, the common shares, Notes and Exchangeable Shares of AcquisitionCo shall survive and continue to be commons shares, Notes and Exchangeable Shares of AmalgamationCo without amendment;

   (vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

   (vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

   (viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

   (ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

   (x) a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xi) the Articles of Amalgamation of AcquisitionCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AcquisitionCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of Zargon;

(xiv) the first officers of AmalgamationCo shall be the officers of Zargon; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo.

A maximum of 3.66 million Exchangeable Shares will be issued pursuant to the Arrangement. No Exchangeable Shares will be issued to Non–Residents or Tax–Exempt Shareholders. To the extent that holders of Common Shares elect to receive more than 3.66 million Exchangeable Shares, the 3.66 million Exchangeable Shares will be allocated on a pro-rated basis to all holders of Common Shares electing to receive Exchangeable Shares and such holders will be deemed to have elected to receive Notes, which will be exchanged for Trust Units, for the balance of the Exchangeable Shares that they would have otherwise received. No fractional Notes, Exchangeable Shares or Trust Units will be issued pursuant to the Arrangement and to the extent that a fractional Note, Exchangeable Share or Trust Unit would be issued such Note, Exchangeable Share or Trust Unit will be rounded to the nearest whole number.

Post Arrangement Structure

Following these steps:

(a) Shareholders will own all of the Exchangeable Shares of AmalgamationCo and all the issued and outstanding Trust Units of the Trust; and

(b) the Trust will own all of the issued and outstanding common shares and Notes and hold the NPI.

The following diagram illustrates the organizational structure of the Trust following the implementation of the Arrangement.


Zargon Shareholders
Trust Units
Exchange Rights
Exchangeable Shares
Trust
100% Common Shares
Notes + Net Profits Interest + 100% Common Shares
ExchangeCo
AmalgamationCo
NewCo
99%
1%
Partnership

Upon the completion of the Arrangement, an aggregate of approximately 14.62 million Trust Units will be issued and outstanding, assuming that no Securityholders exercise their Dissent Rights, 3.66 million Exchangeable Shares are issued pursuant to the Arrangement, and all of the outstanding in-the-money Options are exercised prior to the Effective Date. See *"The Arrangement - Effect of the Arrangement"* and Appendix H, *"Information Concerning Zargon Energy Trust"*.

Letter of Transmittal and Election Form

Shareholders, other than Non-Residents and Tax-Exempt Shareholders, will be required to make an election whether to receive, on completion of the Arrangement either Trust Units, Exchangeable Shares or a combination of Trust Units and Exchangeable Shares. Only Canadian residents who are not exempt from tax under Part I of the Tax Act may elect to receive Exchangeable Shares. **Shareholders who do not deposit with the Depositary, at one of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form on or before 4:30 p.m. (Calgary time) on July 12, 2004 or, if the Meeting is adjourned, the third Business Day prior to the date of the adjourned Meeting or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only Trust Units for their Common Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.** See *"The Arrangement - Exchangeable Share Election"*.

Trust Units and Exchangeable Shares

As holders of Trust Units after the Arrangement, Unitholders will receive monthly Distributions of the cash flow generated by AmalgamationCo and distributed to Unitholders through the Trust. The Trust will employ a strategy that: (a) provides Unitholders with an annual cash-on-cash yield by making monthly cash Distributions to such Unitholders; (b) provides that Zargon's assets are maintained at a predictable level; and (c) enables the Trust to sustain and, if deemed appropriate, continue to expand its business through development and acquisition opportunities that will provide long-term stable cash flows and be accretive to Unitholders. See Appendix H, *"Information Concerning Zargon Energy Trust - Risk Factors"*.

The Trust will make cash Distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo and from income generated under the NPI Agreement, net of administrative and certain other expenses. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive Distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes. See *"The Arrangement - Effect of the Arrangement"*.

Holders of Exchangeable Shares will not receive Distributable Cash from the Trust. Rather, on each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.

Background to and Reasons for the Arrangement

Zargon management continuously reviews available options to ensure that its capital structure is efficient and that Shareholder value is being maximized. Zargon's success in effectively investing capital has resulted in significant returns compounded over its eleven year life as a public company. To ensure that Zargon continues to execute its business in the most efficient manner, the Board of Directors is recommending the conversion to a trust structure. The Board of Directors believes that the ability to efficiently direct a portion of the cash flow to the Unitholders in the form of a Distribution will maximize value in the long term.

The Board of Directors is of the view that the trust structure will allow, among other things: (a) Unitholders to receive the income from Zargon in a more tax-efficient manner; (b) a portion of the taxable income of Zargon to be distributed to the Unitholders of the trust on a monthly basis in cash, thereby shifting the tax liability of Zargon to Unitholders, who may enjoy a lower effective tax rate than Zargon itself; and (c) Unitholders to continue to benefit from the disciplined management of the continuing entity. The Board of Directors believes that the trust structure will be beneficial to Shareholders, and will be particularly attractive to Unitholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

The Board of Directors approved proceeding with the reorganization of Zargon into a trust and an announcement to this effect was made by Zargon on May 17, 2004.

The Board of Directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of Distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate the efficient and disciplined continuation and, if deemed appropriate, expansion of Zargon's business relative to Zargon continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain its existing assets and finance capital expenditures and to seek opportunities for growth and the expansion of the business of the Trust.

See "*The Arrangement - Background to and Reasons for the Arrangement*".

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Shareholders and Optionholders, each voting together as a class, either in person or by proxy, at the Meeting. See *"General Proxy Matters - Solicitation of Proxies"* and *"Procedure and Votes Required"*.

Fairness Opinion

The Board of Directors retained CIBC World Markets Inc. to address the fairness, from a financial point of view, of the consideration under the Arrangement to Shareholders. In connection with this mandate, CIBC World Markets Inc. has prepared the Fairness Opinion. The Fairness Opinion states that in the opinion of CIBC World Markets Inc., as of June 18, 2004, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See *"The Arrangement - Fairness Opinion"* and Appendix G, *"Fairness Opinion"*.

Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Zargon and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Each of the members of the Board of Directors and all of the officers of Zargon have indicated that they intend to vote all of their Securities in favour of the Arrangement Resolution. Holders of an aggregate of 2,486,000 Common Shares and 824,000 Options (including all of the directors and officers of Zargon) representing approximately 13.6% of the outstanding Common Shares and approximately 57.6% of the outstanding Options, respectively (and which together represent approximately 16.8% of the outstanding Common Shares and Options), have indicated that they intend to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See *"The Arrangement - Procedure for the Arrangement Becoming Effective"*. An application for the Final Order approving the Arrangement is expected to be made on July 15, 2004 at 2:00 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

The Trust

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust was established for the purposes of investing in the securities of AcquisitionCo, AmalgamationCo, ExchangeCo or any other Subsidiary to fund the business of the Trust.

The Trust Unitholders will be the sole beneficiaries of the Trust.

The Trust will permit individual Trust Unitholders to participate in the cash flow from AmalgamationCo's business to the extent such cash flow is distributed by the Trustee. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions.

Valiant Trust Company is the initial trustee of the Trust. The Trust will be managed by the management of AmalgamationCo, which will be led by Craig H. Hansen as President and Chief Executive Officer. See Appendix H, *"Information Concerning Zargon Energy Trust"*.

Stock Exchange Listing Approvals

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units and Exchangeable Shares, subject only to the filing of required documents which cannot be filed prior to the Effective Date. See *"The Arrangement - Stock Exchange Listings"*.

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of that portion of the Common Shares which are ultimately exchanged for Trust Units and any reasonable costs of disposition. There is a limited opportunity for certain Shareholders to achieve partial or complete tax-deferred treatment by acquiring Exchangeable Shares in lieu of Trust Units and making a special election under section 85 of the Tax Act.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is paid or made payable to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof. Generally speaking, persons not resident in Canada whose Common Shares are not taxable Canadian property will not be required to recognize any gain or loss in respect of the Arrangement but will be subject to withholding tax on distributions of income from the Trust and, beginning in 2005, on distributions of capital from the Trust.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See *"Canadian Federal Income Tax Considerations"*.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Securityholders who are resident in or citizens of jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units.

Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned on a consolidated basis by the Trust following the completion of the Arrangement, for the periods indicated. This table should be read in conjunction with the "unaudited pro forma consolidated financial statements" of the Trust included in Schedule A of Appendix H. See Appendix H, *"Information Concerning Zargon Energy Trust"*.

	Pro Forma Three Months Ended March 31, 2004
	(unaudited) ($000's)
Production revenue	27,704
Royalties	(5,923)
Operating expenses	(4,615)
Net operating revenue	17,166

	Pro Forma Three Months Ended March 31, 2004
	(unaudited)
Average Daily Production	
Light/medium crude oil & NGL (Bbls/d)	3,355
Natural gas (Mmcf/d)	27.21
Oil equivalent (Boe/d)	7,889

Average Net Product Prices Received		
Light/medium crude oil & NGL ($/Bbl)		39.96
Natural gas ($/Mcf)		6.26
Undeveloped Land Holdings (net acres) (as at March 31, 2004)		405,000
	Gross (1)	**Net** (2)
Proved Reserves (as at December 31, 2003) (3)		
Light/medium crude oil & NGL (Mmbbls)	10,502	8,589
Natural gas (Bcf)	48.95	39.46
Oil equivalent (Mmboe)	18,660	15,166
Proved Plus Probable Reserves (as at December 31, 2003)(3)		
Light/medium crude oil & NGL (Mmbbls)	13,562	11,101
Natural gas (Bcf)	67.07	53.69
Oil equivalent (Mmboe)	24,741	20,269

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned by AmalgamationCo, directly or indirectly, before deduction of any royalties.

(2) "Net" reserves are defined as those reserves accruing to AmalgamationCo, directly or indirectly, after Crown and freehold royalties have been deducted.

(3) Reserve information taken from the McDaniel Report is at December 31, 2003 based on escalated prices.

Pro Forma Distributable Cash

The following is a summary of selected pro forma financial information for the oil and natural gas assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated. See Appendix H, *"Information Concerning Zargon Energy Trust – The Trust - Pro Forma Distributable Cash"*.

Management of the Trust and Zargon have provided the following analysis to assist the Trust and Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Unitholders had the Trust been in existence for the three month period ended March 31, 2004. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained all of Zargon's existing proved producing reserves and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Zargon and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that deviation of these expenses would not result in material changes to the amounts shown below.

The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

	Pro Forma Three Months Ended March 31, 2004 (unaudited) ($000's, except per unit amounts)
Cash flow from operations	15,462
Add (deduct):	
Capital expenditures	(9,768)
Funds drawn from bank debt and working capital	446
Distributable Cash (1)	6,140
Distributable Cash Per Trust Unit Only(2) **($)**	0.42
Per month ($)	0.14
Weighted Average Number of Total Trust Units and Exchangeable Shares (thousand)(2)	
Trust units	14,620
Exchangeable shares	3,660
Total	18,280

Notes:

(1) Distributable Cash is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities. Distributable Cash is estimated herein to be approximately 50% of cash flow from operations including a non-cash allocation to Exchangeable Shares. It is expected that Distributable Cash will be substantially all taxable.

(2) The holders of the Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo, rather the Exchange Ratio will be adjusted to account for distributions paid to Unitholders. See Appendix H, *"Information Concerning Zargon Energy Trust"*.

Risk Factors

An investment in the Trust and AmalgamationCo should be considered highly speculative due to the nature of the Trust's activities. The following is a summary of certain risk factors relating to the activities of the Trust and AmalgamationCo and the ownership of Trust Units and Exchangeable Shares which prospective investors should carefully consider before making an investment decision relating to Trust Units or Exchangeable Shares. The risk factors listed below are a summary of risk factors contained elsewhere in this Information Circular. A prospective investor should carefully consider all such risk factors.

Risks Relating to the Oil and Natural Gas Business

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report are only an estimate and the actual production and ultimate reserve recovered from Zargon's properties may be greater or less than the independently prepared estimates of McDaniel.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by AmalgamationCo for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on AmalgamationCo, including AmalgamationCo's ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to AmalgamationCo and possible liability to third parties. AmalgamationCo will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. AmalgamationCo may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of AmalgamationCo or their subsidiaries to certain properties. Such circumstances could impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of AmalgamationCo or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on AmalgamationCo.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and AmalgamationCo will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust or AmalgamationCo. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risk Relating to an Investment in the Trust

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in AmalgamationCo, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Although the Trust currently anticipates using approximately 50% of its Distributable Cash to continue to explore for natural gas reserves and exploit existing oil reserves, it will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, AmalgamationCo's initial production levels and reserves may decline.

AmalgamationCo's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on AmalgamationCo's success in exploiting its reserve base, exploring its undeveloped land base and acquiring additional reserves. Without reserve additions through acquisition or development activities, AmalgamationCo's reserves and production will decline over time as reserves are exploited.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Debt Service

AmalgamationCo may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before

payment by AmalgamationCo of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over all of the assets of AmalgamationCo and the Zargon Partnership. If AmalgamationCo becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of AmalgamationCo and the Zargon Partnership.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to AmalgamationCo, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of AmalgamationCo

AmalgamationCo is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by AmalgamationCo are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. AmalgamationCo intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses, if any, plus resource pools and UCC created by capital expenditures of AmalgamationCo. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of AmalgamationCo, then cash taxes would be payable by AmalgamationCo. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against AmalgamationCo, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Zargon management continuously reviews available options to ensure that its capital structure is efficient and that Shareholder value is being maximized. Zargon's success in effectively investing capital has resulted in significant returns compounded over its eleven year life as a public company. To ensure that Zargon continues to execute its business in the most efficient manner, the Board of Directors is recommending the conversion to a trust structure. The Board of Directors believes that the ability to efficiently direct a portion of the cash flow to the Unitholders in the form of a Distribution will maximize value in the long term.

The Board of Directors is of the view that the trust structure will allow, among other things: (a) Unitholders to receive the income of Zargon in a more tax-efficient manner; (b) a portion of the taxable income of Zargon to be distributed to the Unitholders of the trust on a monthly basis in cash, thereby shifting the tax liability of Zargon to Unitholders, who may enjoy a lower effective tax rate than Zargon itself; and (c) Unitholders to continue to benefit from the disciplined management of the continuing entity. The Board of Directors believes that the trust structure will be beneficial to Shareholders, and will be particularly attractive to Unitholders who hold Trust Units in a registered retirement savings plan, a registered retirement income fund or in another form of tax-deferred plan.

The Board of Directors approved proceeding with the reorganization of Zargon into a trust and an announcement to this effect was made by Zargon on May 17, 2004.

The Board of Directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- It is expected that many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of Distributions on a tax-deferred basis.

- It is anticipated that the tax effectiveness of the trust structure will facilitate the efficient and disciplined continuation and, if deemed appropriate, expansion of Zargon's business relative to Zargon continuing as a corporate entity.

- Cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain its existing assets and finance capital expenditures and to seek opportunities for growth and the expansion of the business of the Trust.

Effect of the Arrangement

The Arrangement will result in Shareholders (excluding Dissenting Securityholders) ultimately receiving for their Common Shares held on the Effective Date, in the case of Shareholders other than Non-Residents and Tax-Exempt Shareholders, Trust Units or Exchangeable Shares, or a combination thereof, and in the case of Non-Resident or Tax-Exempt Shareholders, Trust Units.

On June 15, 2004 there were 18.28 million Common Shares outstanding. In addition, an estimated 1.43 million Common Shares are issuable pursuant to currently outstanding in–the–money Options.

After giving effect to the Arrangement, the current Shareholders effectively will have exchanged their Common Shares for Trust Units or Exchangeable Shares, or a combination thereof. In addition, Zargon will have amalgamated with AcquisitionCo and ZRL to form AmalgamationCo, all the common shares and Notes of which will be owned by the Trust. The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units. The maximum number of Exchangeable Shares that will be issued pursuant to the Arrangement is 3.66 million. If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 3.66 million, such Shareholders will receive on completion of the Arrangement, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units. **Exchangeable Shares will not be issued to Non-Residents or Tax-Exempt Shareholders. Any such Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive only Trust Units on completion of the Arrangement.** For details regarding the Trust Units and Exchangeable Shares, see Appendix H, *"Information Concerning Zargon Energy Trust"*.

Optionholders may choose to either: (i) exercise their vested Options and receive one Trust Unit or one Exchangeable Share for each Option exercised; (ii) exercise their Options vested on securityholder and court approval and receive one Trust Unit of the Trust for each Option exercised; or (iii) exercise their right, pursuant to the option plan of Zargon, to have their Options cancelled in consideration of a cash payment per Option equal to the Exercise Price Differential. All unexercised Options (other than Options held by Dissenting Securityholders), if any, will cease to represent the right to acquire Common Shares of Zargon and

shall instead entitle the holder to acquire one Trust Unit for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to the Option exercise price of such Option.

As a result of a Shareholder's Common Shares being exchanged for Trust Units and/or Exchangeable Shares pursuant to the Arrangement, the nature of a Shareholder's investment will be changed. See Appendix H, *"Information Concerning Zargon Energy Trust"*.

The business of the Trust following the completion of the Arrangement will be managed by AmalgamationCo, which will be led by Craig H. Hansen as President and Chief Executive Officer. The Trust will employ a strategy that: (a) provides Unitholders with an annual cash-on-cash yield by making monthly cash Distributions to such Unitholders; (b) provides that Zargon's assets are maintained at a predictable level; and (c) enables the Trust to sustain and, if deemed appropriate, continue to expand the business through development and acquisition opportunities that will provide long-term stable cash flows and be accretive to Unitholders.

It is currently intended that the Trust will make monthly cash Distributions to Trust Unitholders from the interest income received on the Notes from AmalgamationCo and from income received under the NPI Agreement, net of administrative and certain other expenses. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive Distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes.

The following diagram illustrates the organizational structure of the Trust following the implementation of the Arrangement.


Zargon Shareholders
Trust Units
Exchange Rights
Exchangeable Shares
Trust
100% Common Shares
Notes + Net Profits Interest + 100% Common Shares
ExchangeCo
AmalgamationCo
NewCo
99%
1%
Partnership

For further information regarding the Trust, AmalgamationCo and ExchangeCo, please refer to Appendix H, *"Information Concerning Zargon Energy Trust"*.

Management Arrangements

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by the management of AmalgamationCo which is the current management of Zargon. The Trustee will enter into an administration agreement pursuant to which AmalgamationCo will provide certain administrative services and facilities to the Trust. See Appendix H, *"Information Concerning Zargon Energy Trust"*.

Details of the Arrangement

Zargon's Board of Directors and management continuously reviews all options available to ensure that Zargon's capital structure is efficient and that Shareholder value is being maximized. The proposed Arrangement will result in the creation of Zargon Energy Trust, a new oil and natural gas energy trust that will own all of Zargon's existing reserves and which will make regular monthly Distributions of cash to Unitholders.

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Zargon and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Zargon other than the right to be paid the fair value of their Common Shares or Options;

(b) each Option (whether vested or unvested) may, at the election of the holder be transferred to Zargon in consideration of a cash payment, less statutory withholdings, equal to the Exercise Price Differential;

(c) subject to Sections 3.2 and 3.3 of the Plan, each Common Share, other than Common Shares held by Option Shareholders, AcquisitionCo, Non Resident Shareholders and Tax Exempt Shareholders, will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Common Share for one (1) Note or one (1) Exchangeable Share (together with the Ancillary Rights);

(d) each Common Share held by Non-Resident Shareholders and Tax-Exempt Shareholders will be transferred to AcquisitionCo in exchange for one (1) Note;

(e) each Option Common Share held by an Option Shareholders who has elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form will be transferred to AcquisitionCo in exchange for one (1) Trust Unit and AcquisitionCo will issue one (1) Note to the Trust for each Trust Unit issued pursuant to Section 3.1 (e) of the Plan;

(f) each Note, other than Notes held by the Trust, shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit;

(g) ZRL and Zargon will convey the Undeveloped Land Interests to Newco pursuant to the Undeveloped Land Conveyance and Newco shall deliver the Undeveloped Land Note to ZRL and Zargon;

(h) Newco will contribute the Undeveloped Land Interests to the Zargon Partnership pursuant to the Undeveloped Land Contribution Agreement in consideration of an additional partnership interest as set forth in the Undeveloped Land Contribution Agreement;

(i) Zargon, ZRL and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

    (i) the stated capital of the Common Shares and the common shares of ZRL shall be reduced to $1.00 in aggregate for no consideration; immediately prior to the amalgamation;

    (ii) the Common Shares, all of which are owned by AcquisitionCo, shall be cancelled without any repayment of capital;

    (iii) the common shares of ZRL, all of which are owned by Zargon, shall be cancelled without any repayment of capital;

    (iv) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo, and the name of the amalgamated corporation shall be "Zargon Oil & Gas Ltd.";

(v) no securities shall be issued by AcquisitionCo in connection with the Amalgamation and for greater certainty, the common shares, Notes and Exchangeable Shares of AcquisitionCo shall survive and continue to be commons shares, Notes and Exchangeable Shares of AmalgamationCo without amendment;

(vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(x) a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xi) the Articles of Amalgamation of AcquisitionCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AcquisitionCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of Zargon;

(xiv) the first officers of AmalgamationCo shall be the officers of Zargon; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo.

A maximum of 3.66 million Exchangeable Shares will be issued pursuant to the Arrangement. No Exchangeable Shares will be issued to Non–Residents or Tax–Exempt Shareholders. To the extent that holders of Common Shares elect to receive more than 3.66 million Exchangeable Shares, the 3.66 million Exchangeable Shares will be allocated on a pro-rated basis to all holders of Common Shares electing to receive Exchangeable Shares and such holders will be deemed to have elected to receive Notes, which will be exchanged for Trust Units, for the balance of the Exchangeable Shares that they would have otherwise received. No fractional Notes, Exchangeable Shares or Trust Units will be issued pursuant to the Arrangement and to the extent that a fractional Note, Exchangeable Share or Trust Unit would be issued such Note, Exchangeable Share or Trust Unit will be rounded to the nearest whole number.

Post Arrangement Structure

Following these steps:

(a) Shareholders will own all of the Exchangeable Shares of AmalgamationCo and all the issued and outstanding Trust Units of the Trust; and

(b) the Trust will own all of the issued and outstanding Common Shares and Notes and hold the NPI.

Upon the completion of the Arrangement, an aggregate of approximately 14.62 million Trust Units will be issued and outstanding, assuming that no Securityholders exercise their Dissent Rights, that 3.66 million Exchangeable Shares are issued pursuant to the Arrangement, and that all of the outstanding in-the-money Options are exercised prior to the Effective Date.

See *"The Arrangement - Effect of the Arrangement"*, and Appendix H, *"Information Concerning Zargon Energy Trust"*.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Zargon, AcquisitionCo, ExchangeCo and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of Zargon voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders and Optionholders, each voting together as a class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On June 17, 2004 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Zargon will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for July 15, 2004 at 2:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at The Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Zargon a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on July 8, 2004. Service of such notice shall be effected by service upon the solicitors for Zargon: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe. See *"Notice of Petition"*.

The Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Zargon has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Zargon, AcquisitionCo or the Trust may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of Zargon, AcquisitionCo, ExchangeCo and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders and Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Zargon, AcquisitionCo, ExchangeCo and the Trust, each acting reasonably, not later than August 31, 2004 or such later date as the parties may agree;

(c) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Zargon, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(d) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, consents and approvals from Zargon's principal lenders;

(f) there shall not, as of the Effective Date, be Securityholders that hold, in aggregate, in excess of 5% of all Securities that have validly exercised their Dissent Rights under the ABCA and the Interim Order; and

(g) the conditional approval of the TSX of the listing of the Trust Units and Exchangeable Shares to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Upon the conditions being fulfilled or waived, Zargon intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

Fairness Opinion

The Board of Directors received an opinion dated June 18, 2004 from CIBC World Markets Inc. stating that in the opinion of CIBC World Markets Inc., as of June 18, 2004, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Securityholders.

Copies of the Fairness Opinion are attached as Appendix G to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The Board of Directors unanimously concurs with the view of CIBC World Markets Inc. and such views were an important consideration in the Board's decision to proceed with the Arrangement.

Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Zargon and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

Each of the members of the Board of Directors and all of the officers of Zargon have indicated that they intend to vote all of their Securities in favour of the Arrangement Resolution. Holders of an aggregate of 2,486,000 Common Shares and 824,000 Options

(including all of the directors and officers of Zargon) representing approximately 13.6% of the outstanding Common Shares and approximately 57.6% of the outstanding Options, respectively (and which together represent approximately 16.8% of the outstanding Common Shares and Options), have indicated that they intend to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Zargon will apply for the Final Order approving the Arrangement. If the Final Order is obtained on July 15, 2004 in form and substance satisfactory to Zargon, AcquisitionCo, ExchangeCo and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Zargon expects the Effective Date will be on or about July 15, 2004. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Zargon's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on July 15, 2004.

Exchangeable Share Election

Shareholders (other than Non-Residents and Tax Exempt Shareholders) will be entitled to elect to receive either Trust Units or Exchangeable Shares, or a combination thereof, in consideration for their Common Shares. For certain Shareholders, electing to receive Exchangeable Shares may, based on their particular circumstances, provide for certain tax efficiencies. Any person considering making such an election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax and otherwise) and risks associated with such alternatives. **Non-Residents and Tax Exempt Shareholders may receive only Trust Units for their Common Shares.**

The maximum number of Exchangeable Shares available pursuant to the Arrangement is 3.66 million. In the event that Shareholders elect to receive an aggregate number of Exchangeable Shares in excess of 3.66 million, such Shareholders will receive, on completion of the Arrangement, a reduced pro rata number of Exchangeable Shares and the balance of their entitlement in Trust Units.

Holders of Exchangeable Shares from time to time (other than holders that are Non–Residents) will be entitled to exchange their Exchangeable Shares at any time for Trust Units in accordance with the Exchange Ratio described below. The Exchangeable Shares will be automatically exchanged for Trust Units on the tenth year anniversary of the Effective Date. **In certain circumstances, AmalgamationCo has the right to require a redemption of the Exchangeable Shares and ExchangeCo has the right to require the exchange of Exchangeable Shares for Trust Units prior to such tenth year anniversary.** One Exchangeable Share is exchangeable initially for one Trust Unit, subject to adjustment in certain circumstances. On each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution. **Holders of Exchangeable Shares will not receive cash Distributions from the Trust or AmalgamationCo. Rather, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders.** See Appendix H, *"Information Concerning Zargon Energy Trust – AmalgamationCo - Share Capital - Exchangeable Shares"*.

Procedure for Exchange of Common Shares

On or before the Election Deadline, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Common Shares to the Depository at one of the offices specified in the Letter of Transmittal and Election Form in order to avail themselves to the elections available under the Arrangement. **Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificate(s) representing the Common Shares or the required payment, if any, are received after the Election Deadline, the depositing Shareholder will be deemed to have elected to receive only Trust Units for all of its Common Shares on completion of the Arrangement.**

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to arrange for the deposit of their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form is at each Holder's risk. Zargon recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Common Shares must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive Trust Units after the Effective Date, Shareholders must submit their share certificate(s) to the Depositary.

Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust ("Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations under the Tax Act which relate to the Arrangement and which are generally applicable to Shareholders, who hold Common Shares and any Notes, Exchangeable Shares and Trust Units as capital property for purposes of the Tax Act and neither deal, nor are deemed to deal, otherwise than at arm's length with, and are not affiliated with, Zargon, AcquisitionCo and the Trust for purposes of the Tax Act. Generally, the Common Shares and any Notes, Exchangeable Shares and Trust Units will be considered to be capital property to a Shareholder provided such Shareholder does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold their Common Shares or Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Shareholder that is a "financial institution", a "specified financial institution", or an interest in which would be a "tax shelter investment", all as defined in the Tax Act.

This summary is based upon the provisions of the Tax Act and tax regulations in force as of the date hereof, all specific proposals to amend the Tax Act and Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA").

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement.

Residents of Canada

Exchange of Common Shares for Trust Units

Where a Shareholder elects to receive Trust Units the Shareholder will receive Notes on the exchange of the Shareholder's Common Shares. Such Notes will subsequently be exchanged for Trust Units. Having regard to the combined tax consequences of these two exchanges, such Shareholder will generally realize a net capital gain (or a net capital loss) equal to the amount by which the proceeds of disposition (being the fair market value of the Trust Units so received) exceeds (or are less) than the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. The cost to the Shareholder of the Trust Units so received will be equal to their fair market value at the time of receipt.

Exchange of Common Shares for Consideration that includes Exchangeable Shares

This portion of the summary is applicable to a Shareholder who receives Exchangeable Shares and who makes an election under section 85 of the Tax Act in order to obtain a tax-deferred or partially tax-deferred "rollover" for the purposes of the Tax Act. A Shareholder who receives Exchangeable Shares and who does not make such an election will be taxable in respect of the full amount of any gains arising on the exchange and should consult his or her own tax advisors.

A Shareholder who exchanges Common Shares for Exchangeable Shares and Ancillary Rights or a combination of Exchangeable Shares, Ancillary Rights and Notes may make a joint election with AmalgamationCo (on behalf of AcquisitionCo) pursuant to subsection 85(1) of the Tax Act (or, in the case of a Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for the purposes of the Tax Act in respect of such exchange, depending on the amount specified in that election (the "Elected Amount") and the adjusted cost base to the Shareholder of such Common Shares at the time of the exchange. Provided that the total of the adjusted cost base to the Shareholder of the Common Shares and any reasonable costs of disposition equals or exceeds the fair market value of the Ancillary Rights and any Notes acquired by the Shareholder on the exchange, the Shareholder may elect so as not to realize any capital gain for the purposes of the Tax Act on the exchange. In order to make an election, a Shareholder must provide to the Depositary on behalf of AmalgamationCo, two signed copies of the necessary election (including any applicable provincial tax election forms relevant to such Shareholder) no later than the 120th day after the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable Elected Amount for the purposes of the election. Subject to the election form complying with the provisions of the Tax Act (and any applicable provincial tax legislation), the form will be signed by AmalgamationCo and returned to the Shareholder for filing by the Shareholder with the CRA (and with applicable provincial tax authorities).

For Canadian federal income tax purposes, the relevant tax election form is Form T-2057, "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation" (or, if the Shareholder is a partnership, Form T-2058, "Election on Disposition of Property by a Partnership of a Taxable Canadian Corporation"). A tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be obtained from the Depositary. A Shareholder interested in making such an election should so indicate on the Letter of Transmittal and Election Form accompanying this Information Circular in the space provided therein. Shareholders should consult their own tax advisers to determine whether any separate provincial elections are required.

Where Common Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of Form T-2057 for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T-2058 on behalf of all members of the partnership. Such Form T-2058 must be accompanied by a list containing the name, address and social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election is made, the Elected Amount must comply with the following rules:

- The Elected Amount may not be less than the fair market value of the Ancillary Rights and any Notes received by the Shareholder on the exchange.

- The Elected Amount may not be less than the lesser of the adjusted cost base to the Shareholder of the Common Shares, determined immediately before the time of the exchange, and the fair market value of the Common Shares at that time.

- The Elected Amount may not exceed the fair market value of the Common Shares at the time of the exchange.

Where a Shareholder and AmalgamationCo (on behalf of AcquisitionCo) make a joint election, the tax treatment to the Shareholder generally will be as follows:

(a) The Shareholder will be deemed to dispose of the Common Shares for proceeds of disposition equal to the Elected Amount.

(b) If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange are equal to the adjusted cost base to the Shareholder of the Common Shares immediately before the exchange the Shareholder will not realize any capital gain or loss at the time of the exchange.

(c) If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange, exceed (or are less than) the adjusted cost base to the Shareholder of the Common Shares immediately before the exchange, the Shareholder generally will realize a capital gain (or capital loss) equal to the amount of such excess (or shortfall). In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See *"Taxation of Capital Gains and Capital Losses"* below. In the case of a Shareholder other than a corporation, there is a risk that such a gain might be recharacterized as a deemed dividend received by the Shareholder

from AcquisitionCo, although Counsel is of the view that this should not be the case. Further considerations may be relevant to a Shareholder other than a corporation who acquired Common Shares from a non-arm's length person and such Shareholders are urged to consult their own advisers in this regard.

(d) The cost to the Shareholder of the Ancillary Rights and any Notes received on the exchange will be equal to the respective fair market values thereof at that time, and the cost to the Shareholder of the Exchangeable Shares received on the exchange will be equal to the amount by which the Elected Amount exceeds the fair market value of the Ancillary Rights and any Notes received by the Shareholder on the exchange.

(e) Where Notes are acquired by such Shareholder, no gain or loss should be realized by the Shareholder on the subsequent exchange of such Notes for Trust Units and the cost to the Shareholder of the Trust Units so received will be equal to their fair market value at the time of receipt.

AmalgamationCo (on behalf of AcquisitionCo) will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Shareholder and subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Neither AmalgamationCo nor the Depositary will be responsible for the proper completion or filing of any election. The Shareholder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty. Under the Arrangement, AmalgamationCo will be required only to execute any properly completed election and to forward such election by mail (within 60 days after the receipt thereof by the Depositary) to the Shareholder. With the exception of execution of the election by AmalgamationCo, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount and the provision of any documentation required under applicable provincial legislation, will be the sole responsibility of the Shareholder making the election. Accordingly, neither AmalgamationCo nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

In order for the CRA to accept a tax election without a late filing penalty being paid by a Shareholder, the election must be received by the CRA on or before the day that is the earliest of the days on or before which either AcquisitionCo or the Shareholder is required to file an income tax return for the taxation year in which the exchange occurs. AcquisitionCo's taxation year will end on the amalgamation under the Arrangement. Thus, assuming that the Arrangement is effective in 2004, the tax election will be due six months after the Effective Date or at such earlier time as the Shareholder's tax return is due to be filed for the year in which the disposition occurs. However, regardless of such deadline, the tax election forms of a Shareholder must be received by the Depositary no later than the 120th day after the Effective Date.

Any Shareholder who does not ensure that the Depositary has received a duly completed election no later than the 120th day after the Effective Date will not be able to benefit from the rollover provisions of the Tax Act unless otherwise agreed to by AmalgamationCo. Accordingly, all Shareholders who wish to enter into an election with AmalgamationCo should give their immediate attention to this matter.

Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin 291R2 issued by the CRA for further information respecting the election. Shareholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and involves numerous technical requirements and issues.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year may be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation" as defined in the Tax Act, may be liable to pay an additional refundable tax of 6% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for alternative minimum tax.

Taxation of Dividends Received on Exchangeable Shares

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Exchangeable Shares by a Shareholder that is a corporation, other than a "specified financial institution" as defined in the Tax Act, will be included in computing the corporation's income and will normally be deductible in computing its taxable income.

A Shareholder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals (a "subject corporation") may be liable to pay a refundable tax under Part IV of the Tax Act of 33⅓% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the 10% tax under Part IV.I of the Tax Act.

Exchange or Redemption of Exchangeable Shares

On the exchange of an Exchangeable Share and related Ancillary Rights by a Shareholder with the Trust or a subsidiary of the Trust other than AmalgamationCo for Trust Units, the Shareholder generally will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Trust Units received by the Shareholder on the exchange exceeds (or is less than) the aggregate of the adjusted cost base to the Shareholder of the Exchangeable Share and Ancillary Rights and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act. See *"Taxation of Capital Gains and Capital Losses"* above.

The cost to a Shareholder of Trust Units received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Shareholder as capital property in order to determine the adjusted cost base to the Shareholder of each Trust Unit.

On the redemption (including a retraction) of an Exchangeable Share by AmalgamationCo, the Shareholder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value at that time of the Trust Units received by the Shareholder from AmalgamationCo on the redemption (the "Redemption Proceeds") exceeds the "paid-up capital" of the Exchangeable Share at that time for the purposes of the Tax Act. The tax consequences arising from the deemed receipt of such dividend are discussed in the subheading *"Taxation of Dividends Received on Exchangeable Shares"* above. In the case of a Shareholder that is a corporation it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Share.

On the redemption, the Shareholder will also be considered to have disposed of the Exchangeable Share and related Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption. The Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the redemption, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the Exchangeable Share and Ancillary Rights. In the case of a Shareholder that is a corporation or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Exchangeable Shares, including any dividend that is deemed to be received by the Shareholder on the redemption, to the extent and under the circumstances described in the Tax Act. See the subheading *"Taxation of Capital Gains and Capital Losses"* above.

Ancillary Rights and Call Rights

A Shareholder who has received Exchangeable Shares will be required to determine the fair market value of the Ancillary Rights and Call Rights on a reasonable basis for purposes of the Tax Act in computing:

(a) the proceeds of disposition of the Shareholder's Common Shares pursuant to the Arrangement (subject to the effect of an election by the Shareholder under section 85 of the Tax Act);

(b) the cost to the Shareholder of the Exchangeable Shares and Ancillary Rights received by the Shareholder pursuant to the Arrangement; and

(c) the Shareholder's proceeds of disposition in respect of the grant of the Call Rights by the Shareholder.

The Trust is of the view and has advised Counsel that the Ancillary Rights and the Call Rights will have only nominal value. If that view is correct, a Shareholder's receipt or grant of such rights will not result in any material Canadian federal income tax consequences (other than for Exempt Plans (as defined below) as discussed above in the subheading *"Exchange of Common Shares for Consideration that includes Exchangeable Shares"*). However, such determinations of value are not binding on the CRA, and Counsel can express no opinion on factual matters such as this.

If the CRA were to successfully assert that the Ancillary Rights have more than nominal value, such greater value would be required to be taken into account in determining the proceeds of disposition of the Shareholder's Common Shares, the proceeds of disposition deemed to be received by the Shareholder in respect of the grant of the Call Rights by the Shareholder, the Elected Amount in any election made under section 85 of the Tax Act by the Shareholder and the adjusted cost base to the Shareholder of the Exchangeable Shares. If the CRA successfully asserts that the Call Rights have more than nominal value, the Shareholder may realize a capital gain in respect of the granting of the Call Rights equal to the amount of such greater value. In such case, in general terms, the fair market value of the Call Rights (other than the portion thereof, if any, attributable to the grant of the Ancillary Rights) will be included in computing the adjusted cost base of the Exchangeable Shares to the Shareholder.

Status of the Trust

The Trust qualifies as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will also qualify on the Effective Date, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property) and the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units. The Trust may not be reasonably considered to have been established or maintained primarily for the benefit of non-residents of Canada. The Trust has certain restrictions on its activities and its powers and certain restrictions in respect of non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. If the Trust were to not to qualify as a mutual fund trust at any particular time, the income tax considerations for the Trust and Unitholders would be materially different in certain respects from those contained herein and the Trust could be liable to pay tax under Part X11.2 of the Tax Act.

Counsel has been advised by the Trustee that the Trust will elect in its income tax return for its first taxation year, within the time limits provided under the Tax Act, to be deemed to be a mutual fund trust from the beginning of the Trust's first taxation year.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year: (i) all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) its income from the NPI; and (iii) all dividends received on the shares of AmalgamationCo unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis. The Trust will add the cost of the NPI to its cumulative Canadian oil and gas property expense ("COGPE"), and may deduct up to 10% of its cumulative COGPE annually on a declining balance basis. Additions or deletions of Canadian resource properties from the ambit of the NPI may result in increases or decreases in the Trust's cumulative COGPE. If the Trust's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in income. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income

for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of AmalgamationCo

AmalgamationCo will be taxable on its income determined under the Tax Act for each taxation year, which will include the amounts payable to it by the Trust under the administration agreements between it and the Trust. AmalgamationCo will generally be entitled to deduct its expenses incurred to earn such amounts, provided such expenses and interest are otherwise deductible and reasonable. AmalgamationCo will be entitled to deduct interest on the Notes in computing its income to the extent such interest is reasonable in the circumstances and, subject to the Proposed Amendments, which require that AmalgamationCo have a reasonable expectation of profit.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder. A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act) and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net realized capital gains may increase an individual Unitholder's liability for alternative minimum tax.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The adjusted cost base to a Unitholder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an acquisition cost equal to the amount of such income, and this acquisition cost will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the respective adjusted cost base of the Shareholder's Trust Units.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Units in consideration for cash or Redemption Notes or other notes of AmalgamationCo, as the case may be, will be a disposition of such Units for proceeds equal to the amount of such cash or the fair market value of such notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. The receipt of subordinate notes or Redemption Notes in substitution for Units may result in a change in the income tax characterization of distributions. Such a Unitholder will be required to include in income, interest on the Redemption Notes or subordinate notes (including interest that had accrued to the date of the acquisition of the subordinate notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the subordinate notes, an offsetting deduction will be available. The adjusted cost base of a Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note at the time of the distribution less any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving subordinate notes or Redemption Notes on a redemption.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A capital gain or loss realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will generally be treated as described above under the subheading "*Taxation of Capital Gains and Capital Losses*".

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

Tax Exempt Unitholders

Provided the Trust qualifies as a mutual fund trust, the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (the "Exempt Plans"). If the Trust ceases to qualify as a mutual fund trust, Trust Units will cease to be qualified investments for the Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment for the plan.

Where an Exempt Plan receives subordinate notes as a result of a redemption of Trust Units, such subordinate notes will not be qualified investments for the Exempt Plan under the Tax Act, and this will give rise to adverse consequences to the Exempt Plan or the annuitant thereunder. Accordingly, the Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder.

Zargon, on behalf of the Trust, has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property held by the Trust. Accordingly, based on this advice, the Trust Units will not constitute foreign property as of the time of their issue for Exempt Plans (other than registered education savings plans), registered pension plans or other persons subject to the tax on foreign property under Part XI of the Tax Act, provided that the Trust maintains its status as a mutual fund trust. Registered education savings plans are not subject to the tax on foreign property under Part XI of the Tax Act.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Common Shares, Notes or Trust Units in, or in the course of carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

The transactions under the Arrangement, which will result in each Non-Resident Holder receiving one Note in exchange for each Common Share held on the Effective Date and then receiving one Trust Unit for each Note, will not give rise to any tax being payable under the Tax Act by such Non-Resident Holder provided that the Common Shares are not "taxable Canadian property" of such Non-Resident Holder, within the meaning of the Tax Act. Common Shares exchanged by a Non-Resident Holder will normally not be taxable Canadian property provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of Zargon at any time during the 60 month period that ends at the time of the exchange; and (ii) the Common Shares are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder whose Common Shares constitute taxable Canadian property generally will be required to calculate a capital gain or capital loss on the exchange of Common Shares for Notes in the same manner as a Shareholder who exchanges Common Shares for Notes, as described above under the heading "*Residents of Canada*". Such a Non-Resident Holder would also be required to file a Canadian income tax return to report the disposition and, if the disposition results in a capital gain, but subject to the provisions of an applicable income tax convention, pay Canadian federal income tax in respect of such capital gain at applicable rates.

Where the Trust makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any non-capital distribution paid or credited by the Trust to a Non-Resident Holder not resident in Canada will be subject to Canadian withholding tax at the rate of 25% at the time such distribution is paid or credited, subject to reduction of such rate under an applicable income tax convention. For distributions to persons who are residents of the United States for the purposes of the Canada-United States Income Tax Convention, 1980, the rate of withholding is generally reduced to 15%. Pursuant to the Proposed Amendments, the Trust will, beginning in 2005, also be obligated to withhold on all capital distributions to Non-Residents at the rate of 15%. Where a Non-Resident sustains capital losses on Trust Units, such losses may reduce the Non-Residents' tax liability in respect of capital distributions.

A disposition or deemed disposition of a Trust Unit by a Non-Resident Holder (whether on redemption, by virtue of capital distributions in excess of a Non-Resident Holder's adjusted cost base or otherwise) will not give rise to any tax being payable under the Tax Act by the Non-Resident Holder, provided that the Trust Units do not constitute "taxable Canadian property" of such Non-Resident Holder, within the meaning of the Tax Act. Trust Units disposed of by a Non-Resident Holder will normally not be taxable Canadian property provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of Trust Units under the same rules as apply to residents of Canada. In the event that a Non-Resident Holder's Trust Units constitute taxable Canadian property, the Non-Resident Holder would be also required to file a Canadian income tax return to report the disposition of Trust Units, and if the disposition results in a capital gain, pay Canadian federal income tax in respect of such gain at applicable rates subject to the provisions of an applicable income tax convention.

In certain cases where a Non-Resident Holder recognizes a capital gain from the disposition of Common Shares or Trust Units that constitute taxable Canadian property to such Non-Resident Holder, it is possible that any such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax convention between Canada and the country of residence of the Non-Resident Holder. Conversely the amount of any capital loss resulting from the disposition of Common Shares or from the disposition of Trust Units may not be deductible against capital gains of the Non-Resident Holder for the purposes of the Tax Act by virtue of the provisions of such income tax convention. In any event, Non-Resident Holders are advised to consult with their tax advisors in this regard.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Dissenting Shareholders

Shareholders who are considering the exercise of their rights of dissent are urged to consult their own income tax advisors as the law in this area is unclear. Under Counsel's understanding of the current administrative practices of the CRA, Shareholders who dissent to the Arrangement and who receive payment for their Common Shares from AmalgamationCo will be considered to have disposed of their shares for proceeds of disposition equal to the amount so received, excluding any portion of the amount paid as interest. Any such disposition may give rise to a capital gain or loss, which would be treated in the manner described above. Any amount received as interest will generally be required to be included in income in the case of a Shareholder that is resident in

Canada. In the case of a Non-Resident Holder such interest would be subject to withholding tax at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of section 191 of the ABCA, which is attached to this Information Circular as Appendix J. Pursuant to the Interim Order, Dissenting Optionholders are given rights analogous to rights of Dissenting Shareholders under the ABCA. A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights such holder may have, to dissent and to be paid by Zargon the fair value of the Securities held in respect of which such holder dissents, determined as of the close of business on the last Business Day before the Meeting. A Securityholder may dissent only with respect to all of the Securities held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of such Securities is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise Dissent Rights must make arrangements for the Securities beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the Arrangement Resolution is required to be received by Zargon or, alternatively, make arrangements for the registered holder of such Securities to dissent on behalf of the Securityholder.**

A Dissenting Securityholder must send to Zargon a written objection to the Arrangement Resolution, which written objection must be received by Zargon, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe, on or before the Business Day prior to the Meeting or by the Chairman of the Meeting at the Meeting. No Securityholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by Zargon or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either Zargon or a Dissenting Securityholder, Zargon must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay an amount considered by the Board of Directors to be the fair value of the Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Zargon is the applicant, or within 10 days after Zargon is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Zargon for the purchase of Securities by Zargon in the amount of Zargon's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Zargon and in favour of each of those Dissenting Securityholders, and fixing the time within which Zargon must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

As part of the Arrangement, the Common Shares held by Dissenting Securityholders will be cancelled prior to the amalgamation of Zargon and AcquisitionCo and such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between Zargon and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw its dissent, or Zargon may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Zargon shall not make a payment to a Dissenting Securityholder under section 191 if there are reasonable grounds for believing that Zargon is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Zargon would thereby be less than the aggregate of its liabilities. In such event, Zargon shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to Zargon within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw such holder's written objection such holder retains the status of a claimant against Zargon to be paid as soon as Zargon is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Securityholders of Zargon.

All Securities held by Securityholders who exercise their Dissent Rights will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Zargon in exchange for such fair value as of the Effective Date. If such Securityholders ultimately are not so entitled to be paid the fair value therefor, such Securities will be changed into Trust Units and such Securityholders will be issued Trust Units on the same basis as all other Securityholders who have elected or are deemed to have elected to receive Trust Units pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Zargon, AcquisitionCo, ExchangeCo and the Trust to complete the Arrangement, that there shall not, as of the Effective Date, be Holders of Securities that hold in excess of 5% of all Securities, that have validly exercised their Dissent Rights.

Interests of Certain Persons in the Arrangement

Directors and officers of Zargon own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 2,486,000 Common Shares and 824,000 Options representing approximately 13.6% of the outstanding Common Shares and approximately 57.6% of the outstanding Options, respectively (and which together represent approximately 16.8% of the outstanding Common Shares and Options). Each of the directors and officers has indicated they he or she intends to vote all of the Common Shares and Options beneficially owned by them in favour of the Arrangement Resolution and all other matters to be considered at the Meeting.

Zargon has entered into employment agreements with each of its senior officers, which employment agreements have been disclosed in Zargon's continuous disclosure documents. The employment agreements provide that upon a "change of control", and subject to certain conditions being met, these executives may receive certain payments. Each of the senior officers have agreed to waive any payment that may be owing pursuant to the employment agreements arising from the completion of the Arrangement.

Zargon has also agreed to vest all unvested Options provided that all Securityholder and Court approvals are obtained.

Zargon has retained CIBC World Markets Inc. to be financial advisor to Zargon and the Board of Directors with respect to the Arrangement. In addition, Zargon has retained Peters & Co. Limited and Raymond James Ltd. to act as strategic advisors to Zargon. The advisors have received or will receive fees from Zargon for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by Zargon relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees, and the preparation and printing of this Information Circular, are expected to aggregate approximately $1.5 million.

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Trust Units and Exchangeable Shares, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Securities Law Matters

The Trust Units, Notes and Exchangeable Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Trust Units and the Exchangeable Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Applications will also be made so as to relieve AmalgamationCo from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

The Trust Units to be issued to United States Securityholders pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. Exchangeable Shares or Trust Units issued to a former Shareholder who is not an "affiliate" of Zargon immediately before the Arrangement, and is not an "affiliate" of AmalgamationCo or the Trust at the time of resale, may be resold in the United States without restriction under the 1933 Act. Former Shareholders who are affiliates of Zargon prior to the Arrangement, or affiliates of AmalgamationCo or the Trust after the Arrangement may not re-sell their Exchangeable Shares or Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Zargon, AmalgamationCo or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Zargon, AmalgamationCo or the Trust, as the case may be. Shareholders are urged to consult their legal advisors prior to disposing of Exchangeable Shares or Trust Units outside Canada to determine the extent of all applicable resale provisions.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Zargon. As at June 18, 2004, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION CONCERNING ZARGON ENERGY TRUST

The Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at 700, 333-5th Avenue S.W., Calgary, Alberta, T2P 3B6. AcquisitionCo and ExchangeCo are currently wholly-owned subsidiaries of the Trust and upon the Arrangement becoming effective AmalgamationCo will become a wholly-owned subsidiary of the Trust.

Trust Unitholders will be the sole beneficiaries of the Trust. Valiant Trust Company is the initial trustee of the Trust. The Trust will not be managed by a third party manager. Following the completion of the Arrangement, the Trust and AmalgamationCo will be managed by the management of AmalgamationCo, which will be led by Craig H. Hansen as President and Chief Executive Officer.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix H, *"Information Concerning Zargon Energy Trust"* for a more detailed description of the Trust and its securities.

INFORMATION CONCERNING ZARGON

Zargon is a corporation amalgamated and subsisting pursuant to the provisions of the ABCA. Zargon is actively engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta, British Columbia and Saskatchewan and in Montana and North Dakota in the United States. Zargon is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and its Common Shares are listed and posted for trading on the TSX.

Zargon's registered, head and principal office is at 700, 333-5th Avenue S.W., Calgary, Alberta, T2P 3B6.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the President and Chief Executive Officer of Zargon, 700, 333-5th Avenue S.W., Calgary, Alberta, T2P 3B6, phone (403) 264-9992 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the President and Chief Executive Officer of Zargon at the above-mentioned address and telephone number.

The following documents of Zargon, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Zargon's Annual Information Form dated May 11, 2004;

2. the audited comparative consolidated financial statements of Zargon and the notes thereto as at and for the year ended December 31, 2003 and 2002, together with the report of the auditors thereon;

3. the management's discussion and analysis of the financial condition and results of operations of Zargon for the year ended December 31, 2003;

4. the unaudited comparative consolidated interim financial statements of Zargon as at and for the three months ended March 31, 2004;

5. the management's discussion and analysis of the interim financial conditions and operations of Zargon as at and for the three months ended March 31, 2004;

6. Zargon's Information Circular – Proxy Statement relating to the annual and special meeting of Shareholders held on May 17, 2004 (excluding the sections entitled "Report of Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices"); and

7. the material change report of Zargon dated May 20, 2004 relating to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Zargon with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

INFORMATION CONCERNING ACQUISITIONCO

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Notes and Exchangeable Shares required for implementing the Arrangement. The registered, head and principal office of AcquisitionCo is located at 700, 333-5th Avenue S.W., Calgary, Alberta, T2P 3B6. The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. As part of the Arrangement, AmalgamationCo will amalgamate with Zargon, ZRL and AcquisitionCo to form AmalgamationCo.

INFORMATION CONCERNING EXCHANGECO

ExchangeCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement. The registered, head and principal office of ExchangeCo is located at 700, 333-5th Avenue S.W., Calgary, Alberta, T2P 3B6. The Trust owns all of the issued and outstanding common shares in the capital of ExchangeCo.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

Approval of the Unit Rights Incentive Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Trust of the Unit Rights Incentive Plan which will authorize the Trust to grant rights ("Rights") to purchase Trust Units to directors, officers,

consultants, employees or other service providers (in this section, collectively, "Service Providers") of the Trust and any of its Subsidiaries, including AmalgamationCo. A copy of the Unit Rights Incentive Plan is set out in Appendix I to this Information Circular.

Under the Unit Rights Incentive Plan, a maximum of 1.82 million Trust Units (representing approximately 10% of the number of Trust Units and Exchangeable Shares to be outstanding following completion of the Arrangement) will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Unless otherwise approved by the TSX and the Unitholders, the number of Trust Units reserved for issuance upon the exercise of Rights shall not at any time exceed 10% of the aggregate number of issued and outstanding Trust Units and including the number of Trust Units which may be issued on the exchange of the outstanding Exchangeable Shares (collectively, the "Total Units"). Rights to purchase Trust Units may be granted to Service Providers of the Trust and any of its Subsidiaries, including AmalgamationCo, from time to time by the board of directors of AmalgamationCo, at its sole discretion, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 2% of the Total Units. The number of Trust Units issuable pursuant to this plan to non-management directors will be limited to a maximum of 1% of the Total Units.

Rights may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Right was granted (the "Grant Date"), and any Rights granted shall vest pursuant to vesting schedules determined by the board of directors of AmalgamationCo in its sole discretion. Subject to regulatory approval, the grant price ("Grant Price") per Right shall be equal to the closing price of Trust Units on the TSX on the last trading day immediately preceding the Grant Date. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the amount by which monthly distributions, on a per Unit basis, made by the Trust after the Grant Date, exceed a monthly return of 0.833% of the Trust's recorded cost of oil and natural gas properties (excluding any ceiling test write downs) less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of the preceding quarter, on a per Unit basis (calculated on outstanding Units plus Units reserved for issuance upon the exchange of outstanding Exchangeable Shares).

The Unit Rights Incentive Plan will be administered by the Board of Directors of AmalgamationCo and may only be amended, modified or terminated by the Board with the approval of the TSX. The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Unit Rights Incentive Plan provided that the Exercise Period shall not exceed five (5) years. Rights are exercisable only during the term of employment or service of a Service Provider and following any Service Provider's cessation of employment or service, the Service Provider will have a period of time in which to exercise the portions of any outstanding Rights which have vested in such Rights holder, and at the end of such period, any vested Rights which have not been exercised shall terminate and become null and void. In the event of any consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Units during any Exercise Period, the outstanding Rights and the Exercise Price shall be adjusted accordingly. In the event of a change in control, as defined in the Unit Rights Incentive Plan, of the Trust or AmalgamationCo, the vesting provisions shall be accelerated and all unexercised Rights may be exercised on the effective date of such change of control.

The Unit Rights Incentive Plan is subject to the approval of the TSX and no Rights which are granted prior to the receipt of such approval may be exercised until such approval has been received.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Unit Rights Incentive Plan:

> "BE IT RESOLVED as an ordinary resolution that the Unit Rights Incentive Plan, as more particularly described in Zargon Oil & Gas Ltd.'s Information Circular and Proxy Statement dated June 18, 2004, is hereby approved and authorized."

Pursuant to the requirements of the TSX, the foregoing resolution must be approved by a simple majority of the votes cast at the Meeting by Shareholders voting in person or by proxy other than the votes attaching to Common Shares beneficially owned by insiders to whom Rights may be issued pursuant to the Unit Rights Incentive Plan and their associates. Such persons currently hold, directly or indirectly, or exercise control or direction over approximately 2,486,000 Common Shares (approximately 13.6%).

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Zargon to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or

by telephone, fax or oral communication by directors, officers, employees or agents of Zargon who will be specifically remunerated therefor. All costs of the solicitation will be borne by Zargon. Zargon has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the Arrangement Resolution. Zargon may however do so, and if it does, it expects that the costs in respect of such services will not exceed $100,000, which amount would be paid by Zargon.

Appointment and Revocation of Proxies

Accompanying this Information Circular are, in the case of Holders of Common Shares, a form of proxy printed on GREEN paper and in the case of Holders of Options, a form of proxy printed on WHITE paper for use at the Meeting.

The Persons named in the enclosed forms of proxy are directors and officers of Zargon. **A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2.** A form of proxy must be received by Valiant Trust Company at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Board of Directors have fixed the Record Date for the Meeting as at the close of business on June 15, 2004. Securityholders of Zargon of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent a Holder of Common Shares transfers any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Zargon).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction, such Securities will be voted FOR the approval of the Arrangement Resolution and the other matters to come before the Meeting.**

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Zargon knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at June 15, 2004 there were 18.28 million Common Shares and 1.43 million Options issued and outstanding. To the knowledge of the directors and officers of Zargon, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the Common Shares other than Van Berkom and Associates

Inc. which has publicly reported that on January 29, 2004 all of the pension fund and mutual fund accounts under its management held 1,839,700 Common Shares or 10.1% of the outstanding Common Shares.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each Holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each Holder of Securities issued by Zargon after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(a) each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share obtainable upon the exercise of such Options;

(b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by each of the Shareholders and Optionholders, voting together as a class;

(c) the quorum at the Meeting of the Shareholders and Optionholders will be two persons present in person or by proxy and holding or representing not less than 5% of the outstanding Common Shares entitled to be voted at such Meeting; and

(d) if within 30 minutes of the appointed time of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

Other Business

In order to comply with the rules of the TSX, matters under the *"Approval of the Unit Rights Incentive Plan"* must be approved by a simple majority of Shareholders voting in person or proxy at the Meeting except where otherwise stated.

AUDITORS' CONSENT

We have read the Information Circular and Proxy Statement of Zargon Oil & Gas Ltd. ("Zargon"), dated June 18, 2004 (the "Information Circular") relating to the proposed reorganization by way of plan of arrangement pursuant to Section 193 of the *Business Corporations Act* (Alberta) of the business of Zargon into Zargon Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned Information Circular, of our report to the shareholders of Zargon on the consolidated balance sheets of Zargon as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the two-year period ended December 31, 2003. Our report is dated February 27, 2004.

We also consent to the use in the above-mentioned Information Circular of our compilation report dated June 18, 2004 on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2004 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2003 and for the three months ended March 31, 2004.

We also consent to the use in the above-mentioned Information Circular of our report to the trustee of Zargon Energy Trust (the "Trust") on the balance sheet of the Trust as at June 17, 2004. Our report is dated June 18, 2004.

Calgary, Alberta
June 18, 2004

(signed) *"Ernst & Young LLP"*
Chartered Accountants

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 18th day of June, 2004.

(signed) *"Craig H. Hansen"*
Craig H. Hansen
President and Chief Executive Officer

(signed) *"John O. McCutcheon"*
John O. McCutcheon
Chairman, as chief financial officer

APPENDIX A

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the arrangement (the "Arrangement") under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix C to the Information Circular and Proxy Statement dated June 18, 2004 accompanying the notice of this meeting (the "Information Circular") is hereby approved and authorized;

2. the arrangement agreement (the "Arrangement Agreement") dated June 17, 2004 among Zargon Oil & Gas Ltd. ("Zargon"), Zargon AcquisitionCo Inc., Zargon ExchangeCo Inc. and Zargon Energy Trust, a copy of which is attached as Appendix C to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Zargon may, without further notice to or approval of the holders of Common Shares or the holders of options of Zargon, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Zargon is hereby authorized, for and on behalf of Zargon, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ZARGON OIL & GAS LTD., ZARGON ENERGY TRUST, ZARGON ACQUISITIONCO INC., ZARGON EXCHANGECO INC. AND THE SECURITYHOLDERS OF ZARGON OIL & GAS LTD.

BEFORE THE HONOURABLE JUSTICE P.A. ROWBOTHAM IN CHAMBERS	)))	**AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON THE 17th DAY OF JUNE 2004.**

INTERIM ORDER

UPON the Petition of Zargon Oil & Gas Ltd. ("Zargon");

AND UPON reading the Petition and the Affidavit of Craig H. Hansen, and the documents referred to therein;

AND UPON hearing counsel for Zargon, Zargon Energy Trust (the "Trust"), Zargon AcquisitionCo Inc. ("AcquisitionCo") and Zargon ExchangeCo Inc. ("ExchangeCo");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular and Proxy Statement of Zargon (the "Information Circular"), which is attached as Exhibit "A" to the Affidavit of Craig H. Hansen, President and Chief Executive Officer of Zargon sworn June 17, 2004 (the "Affidavit"); and

(b) all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS ORDERED THAT:

General

1. Zargon shall seek approval of the Arrangement by holders (the "Shareholders") of its common shares ("Common Shares") and the holders ("Optionholders") of options ("Options") to acquire its Common Shares (collectively, the "Securityholders") in the manner set forth below.

Shareholders and Optionholders' Meeting

2. Zargon shall call and conduct a meeting (the "Meeting") of the Shareholders and the Optionholders for the purpose of considering and voting on the resolution approving the Arrangement (the "Arrangement Resolution").

3. A quorum at the Meeting shall be two persons present in person, entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder or Optionholder. These persons must hold or represent by proxy not less than five percent (5%) of the outstanding Common Shares entitled to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Meeting, at

the same time and place. If at such adjourned meeting a quorum is not present, the Optionholders and Shareholders present if at least two, shall be a quorum for all purposes.

4. Each Common Share and each Option entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution. The board of directors of Zargon have fixed a record date for the Meeting of June 15, 2004 (the "Record Date"). Only Securityholders whose names have been entered in the register of Common Shares or Options on the close of business on the Record Date and holders of Common Shares or Options issued by Zargon after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, subject to section 137 of the ABCA with respect to transferees of Common Shares after the Record Date.

Conduct of Meeting

5. The Chairman of the Meeting shall be any officer or director of Zargon.

6. The only persons entitled to attend and speak at the Meeting shall be the Shareholders or their authorized representatives, the Optionholders or their authorized representatives, Zargon's directors and officers and its auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

7. The majority required to pass the Arrangement Resolution shall not be less than two-thirds of the aggregate votes cast by the Shareholders and Optionholders. The Optionholders and the Shareholders shall vote together as a class.

8. To be valid a proxy must be deposited with Zargon in the manner described in the Information Circular.

Dissent Rights

9. The registered holders of Common Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution. The registered holders of Options shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

10. In order to exercise a right of dissent under subsection 191(5) of the ABCA, a written objection to the Arrangement Resolution must be received by Zargon, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe, on the Business Day immediately preceding the date of the Meeting. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Securityholders.

11. Subject to further order of this Court, the rights available to the Shareholders and Optionholders under the ABCA and the Arrangement to dissent from such resolution shall constitute full and sufficient rights of dissent for the Shareholders and Optionholders with respect to the Arrangement Resolution.

12. Notice to the Shareholders and Optionholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares or Options shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders and Optionholders in accordance with paragraph 13 of this Order.

Notice

13. An Information Circular, substantially as attached as Exhibit "A" to the Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the address for such holders recorded in the records of Zargon. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

14. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

15. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders and the Executive Director of:

(a) the Petition;

(b) this Order;

(c) the Notice of the Meeting; and

(d) the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Zargon may consider fit.

Final Application

16. Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Zargon have not revoked the Arrangement Resolution, Zargon may proceed with an application for approval of the Arrangement and the Final Order on July 15, 2004 at 2:00 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Securityholders, Zargon, the Trust, AcquisitionCo and ExchangeCo will be bound by the Arrangement in accordance with its terms.

17. Any Securityholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Zargon, on or before noon on July 8, 2004, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Zargon shall be effected by service upon the solicitors for Zargon, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeff E. Sharpe.

18. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 17 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

19. Zargon is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"P.A. Rowbothan"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
June 17, 2004.

"Kevin Hoschka"
Clerk of the Court of Queen's Bench

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

June 17, 2004

AMONG:

ZARGON OIL & GAS LTD., a corporation amalgamated under the laws of Alberta ("**Zargon**")

- and -

ZARGON ACQUISITIONCO INC., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

ZARGON EXCHANGECO INC., a corporation incorporated under the laws of Alberta ("**ExchangeCo**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in Calgary, Alberta as trustee for and on behalf of **ZARGON ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

A. Zargon wishes to propose an arrangement with AcquisitionCo, ExchangeCo and the Trust and with holders of securities of Zargon in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

B. Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AmalgamationCo**" means Zargon Oil & Gas Ltd., the corporation resulting from the amalgamation of Zargon, ZRL and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the arrangement pursuant to section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Common Shares**" means the common shares in the capital of Zargon and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Valiant Trust Company;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Exhibit 2 hereto;

"**Exchangeable Shares**" means the exchangeable shares in the capital of AcquisitionCo;

"**ExchangeCo Arrangement Resolution**" means the resolution of the ExchangeCo common shareholders approving the Arrangement;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means the information circular to be prepared by Zargon and forwarded as part of the proxy solicitation materials to Common Shareholders and Optionholders in respect of the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the special meeting of holders of Common Shares and Options to be held to consider the Arrangement, and any adjournments thereof;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 3 hereto;

"**Trust**" means Zargon Energy Trust, a trust duly settled under the laws of Alberta;

"**Trust Unit**" means a unit of the Trust issued by the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 4 hereto; and

"**Zargon Arrangement Resolution**" means the special resolution to approve the Arrangement to be presented to Common Shareholders and Optionholders at the Meeting.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement
Exhibit 2 - Exchangeable Share Provisions to be Included in the Articles of AcquisitionCo
Exhibit 3 - Support Agreement
Exhibit 4 - Voting and Exchange Trust Agreement

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Zargon

Zargon covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Zargon Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo, ExchangeCo and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Zargon Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo, ExchangeCo and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) and Exchangeable Shares on the TSX.

2.2 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Zargon in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Zargon, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Zargon, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, ExchangeCo or Zargon or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.3 Covenants of ExchangeCo

ExchangeCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Zargon in its application for the Interim Order;

(d) take all steps necessary to ensure that the ExchangeCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Zargon, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Zargon, AcquisitionCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to ExchangeCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, AcquisitionCo, Zargon or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.4 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Zargon in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, ExchangeCo or Zargon or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing trust documents as the same exist at the date of this Agreement without the prior consent of Zargon;

(h) prior to the Effective Date, cooperate with Zargon in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) and Exchangeable Shares on the TSX; and

(i) authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

2.5 Additional Covenants

Each of Zargon, the Trust, AcquisitionCo and ExchangeCo further covenants and agrees as follows:

(a) on the Effective Date, the Trust, AcquisitionCo and ExchangeCo shall execute and deliver the Support Agreement containing the terms and conditions set forth in Exhibit 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(b) on the Effective Date, the Trust, AcquisitionCo and ExchangeCo shall execute and deliver the Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Zargon

Zargon represents and warrants to and in favour of AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that AcquisitionCo, ExchangeCo and the Trust are relying upon such representations and warranties:

(a) Zargon is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Zargon consists of an unlimited number of Common Shares of which a total of 18.28 million Common Shares are issued and outstanding as at June 15, 2004, and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at June 15, 2004, up to a maximum of 1.43 million Common Shares may be issued under the terms of the Options;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Zargon;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Zargon is a party or by which it is bound and which is material to Zargon or to which any material property of Zargon is subject, or result in the creation of any encumbrance upon any of the assets of Zargon under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Zargon, the breach of which would have a material adverse effect on Zargon;

(e) except as disclosed to AcquisitionCo, ExchangeCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Zargon, contemplated or threatened against or affecting Zargon in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Zargon, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Zargon and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Zargon and this Agreement constitutes a valid and binding obligation of Zargon enforceable against it in accordance with its terms;

(g) Zargon is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Zargon and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Zargon has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Zargon; and

(ii) the Board of Directors of Zargon has recommended that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Zargon, ExchangeCo and the Trust as follows, and acknowledges that Zargon, ExchangeCo and the Trust are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of Exchangeable Shares having the terms and conditions substantially as set forth in Exhibit 2, of which as at the date hereof only 100 common shares are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) except as previously disclosed in writing to Zargon, ExchangeCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of ExchangeCo

ExchangeCo represents and warrants to and in favour of Zargon, AcquisitionCo and the Trust as follows, and acknowledges that Zargon, AcquisitionCo and the Trust are relying upon such representations and warranties:

(a) ExchangeCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of ExchangeCo consists, or will consist as of the Effective Date, of an unlimited number of common shares of which as at the date hereof only 100 common shares are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

  (i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of ExchangeCo;

  (ii) except as previously disclosed in writing to Zargon, AcquisitionCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which ExchangeCo is a party or by which it is bound and which is material to ExchangeCo or to which any material property of ExchangeCo is subject, or result in the creation of any encumbrance upon any of the assets of ExchangeCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

  (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to ExchangeCo, the breach of which would have a material adverse effect on ExchangeCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of ExchangeCo, contemplated or threatened against or affecting ExchangeCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of ExchangeCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of ExchangeCo and this Agreement constitutes a valid and binding obligation of ExchangeCo enforceable in accordance with its terms;

(f) ExchangeCo is under no obligation, contractual or otherwise, to issue any ExchangeCo shares or other securities, except as required pursuant to this Agreement; and

(g) ExchangeCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.4 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Zargon, AcquisitionCo and ExchangeCo as follows, and acknowledges that Zargon, AcquisitionCo and ExchangeCo are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Zargon, AcquisitionCo and Exchangeco, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than AcquisitionCo and ExchangeCo, and the Trust owns all issued and outstanding shares of AcquisitionCo and ExchangeCo;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Zargon, as administrator of the Trust, and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) a total of 100 Trust Unit is issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not carried on any activity since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Zargon, AcquisitionCo, ExchangeCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the

Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Zargon, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, not later than June 30, 2004 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Zargon Arrangement Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to Zargon, AcquisitionCo, ExchangeCo and the Trust, each acting reasonably, not later than August 31, 2004 or such later date as the parties hereto may agree;

(d) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Zargon, AcquisitionCo, ExchangeCo and the Trust, each acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(f) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Zargon's principal lenders;

(g) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options that have validly exercised their rights of dissent under the ABCA and the Interim Order; and

(h) the conditional approval of the TSX of the listing of the Trust Units and Exchangeable Shares to be issued pursuant to the Arrangement, shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Zargon

In addition to the conditions contained in Section 4.1, the obligation of Zargon to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo, ExchangeCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo, ExchangeCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Zargon shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo, ExchangeCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo, ExchangeCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo, ExchangeCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Zargon to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Zargon contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Zargon or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Zargon, addressed to:

Zargon Oil & Gas Ltd.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer

(b) the Trust, addressed to:

Zargon Energy Trust
c/o Zargon Oil & Gas Ltd.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer

(c) AcquisitionCo, addressed to:

Zargon AcquisitionCo Inc.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer

(d) ExchangeCo, addressed to:

Zargon ExchangeCo Inc.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate is executed and delivered by all parties; and

(b) on September 1, 2004, if the Certificate is not issued on or before September 1, 2004, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Zargon contained herein shall prevent the board of directors of Zargon from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its Common Shareholders with respect thereto which in the judgement of the board of directors of Zargon acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

7.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Time of Essence

Time shall be of the essence.

7.7 Liability of the Trust

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of June 17, 2004 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

ZARGON OIL & GAS LTD.

Per: (signed) *"Craig H. Hansen"*

ZARGON ACQUISITIONCO INC.

Per: (signed) *"Craig H. Hansen"*

ZARGON EXCHANGECO INC.

Per: (signed) *"Craig H. Hansen"*

VALIANT TRUST COMPANY as trustee for and on behalf of **ZARGON ENERGY TRUST**

Per: (signed) *"Zinat Damji"*

Per: (signed) *"Cheryl Dahlager"*

EXHIBIT 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

***BUSINESS CORPORATIONS ACT* (ALBERTA)**

ARTICLE 1 INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) **"ABCA"** means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) **"AcquisitionCo"** means Zargon AcquisitionCo Inc., a corporation incorporated under the ABCA;

(c) **"AmalgamationCo"** means Zargon Oil & Gas Ltd., the corporation resulting from the amalgamation of Zargon, ZRL and AcquisitionCo pursuant to Section 3.1(i) of this Plan of Arrangement;

(d) "**Ancillary Rights**" means: (i) the optional exchange rights granted to the trustee, under the Voting and Exchange Trust Agreement, for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause ExchangeCo to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), or upon a Call Right (as defined in the Voting and Exchange Trust Agreement) being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right; and (ii) the Special Voting Right;

(e) **"Arrangement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f) **"Arrangement Agreement"** means the agreement dated June 17, 2004 among Zargon, AcquisitionCo, ExchangeCo and the Trust with respect to the Arrangement and all amendments thereto;

(g) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(h) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

(i) **"Certificate"** means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Section 193(11) of the ABCA giving effect to the Arrangement;

(j) **"Common Shares"** means common shares in the capital of Zargon;

(k) **"Court"** means the Court of Queen's Bench of Alberta;

(l) **"Depositary"** means Valiant Trust Company or such other trust company as may be designated by Zargon;

(m) **"Dissenting Optionholders"** means registered Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(n) **"Dissenting Securityholders"** means Dissenting Optionholders and Dissenting Shareholders, collectively;

(o) **"Dissenting Shareholders"** means registered Common Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(p) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(q) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(r) **"Election Deadline"** means 4:30 p.m.(Calgary time) on the third Business Day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned meeting;

(s) **"Exercise Price Differential"** means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, if any, multiplied by the number of Common Shares to which such Option relates;

(t) **"Exchangeable Shares"** means exchangeable shares in the capital of AcquisitionCo to be created on or before the Effective Time which shall initially be exchangeable on a one for one basis for Trust Units, subject to adjustment for future distributions with the rights, privileges and restrictions set forth in Schedule B;

(u) "**ExchangeCo**" means Zargon ExchangeCo Inc., a corporation incorporated under the ABCA;

(v) **"Facility Lease"** means the facilities lease agreement between the Zargon Partnership and AmalgamationCo pursuant to which the Zargon Partnership will lease all of its facilities, pipelines, gathering systems, wellhead equipment and related tangible assets to AmalgamationCo;

(w) **"Final Order"** means the final order of the Court approving this Arrangement under Section 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) **"Interim Order"** means the interim order of the Court made on June 17, 2004 under Section 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y) **"Letter of Transmittal and Election Form"** means the Letter of Transmittal and Election Form pursuant to which a Shareholder is required to deliver certificates representing Common Shares, and may elect to receive, on completion of the Arrangement, Trust Units or Exchangeable Shares, or a combination thereof for its Common Shares;

(z) **"Meeting"** means the special meeting of holders of Common Shares and Options to be held on July 15, 2004 to consider the Arrangement, and any adjournment thereof;

(aa) "**Newco**" means Zargon Energy Ltd., a corporation incorporated under the ABCA;

(bb) **"Non-Resident"** means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(cc) **"Note Indenture"** means the note indenture to be made between AcquisitionCo and the Note Trustee governing the issuance of the Notes;

(dd) **"Note Trustee"** means Valiant Trust Company;

(ee) **"Notes"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement in a principal amount per Note equal to the Weighted Average Trading Price;

(ff) **"NPI"** means the net profits interest granted under the NPI Agreement;

(gg) **"NPI Agreement"** means the net profits interest agreement to be entered into among AmalgamationCo and the Trust, coincident with the Arrangement becoming effective;

(hh) "**Option Common Shares**" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of Options in circumstances such that subsection 7(1.1) or subsection 7(8) of the Tax Act apply and such Shareholder has elected pursuant to the Option Shareholder Letter of Transmittal and Election Form to the exchange contemplated by Section 3.1(e);

(ii) "**Option Shareholder**" means a holder of Option Common Shares;

(jj) "**Option Shareholder Letter of Transmittal and Election Form**" means the letter of transmittal and election form available to Option Shareholders when making their election to receive Trust Units in exchange for their Option Common Shares;

(kk) **"Options"** means the outstanding stock options, whether or not vested, to acquire Common Shares and **"Optionholders"** means the holders from time to time of Options;

(ll) **"Partnership Note"** means the unsecured, subordinated promissory notes issued by AmalgamationCo pursuant to the Working Interest Conveyance;

(mm) "**Properties**" means Canadian resources properties as defined in the Tax Act;

(nn) **"Registrar"** means the Registrar appointed under Section 263 of the ABCA;

(oo) "**Special Voting Right**" means the special voting right of the Trust, issued and certified under the Trust Indenture and entitled to the benefits and subject to the limitations set forth therein;

(pp) **"Tax Act"** means the *Income Tax Act* (Canada);

(qq) **"Tax-Exempt Shareholder"** means a holder of Common Shares that is exempt from tax under Part I of the Tax Act;

(rr) "**Trust**" means Zargon Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

(ss) "**Trust Indenture**" means the trust indenture dated as of June 17, 2004 among Valiant Trust Company, as trustee, and Zargon, as amended from time to time;

(tt) "**Trust Unit**" means a unit of the Trust;

(uu) **"Undeveloped Land Contribution Agreement"** means the contribution agreement between Newco and the Zargon Partnership whereby Newco will contribute the Undeveloped Land to Zargon Partnership in consideration for an additional partnership interest in the Zargon Partnership;

(vv) **"Undeveloped Land Conveyance"** means the conveyance agreement between Newco, Zargon and ZRL whereby ZRL and Zargon will convey the Undeveloped Land Interests to Newco in consideration of the Undeveloped Land Note;

(ww) **"Undeveloped Land Interests"** means the undeveloped land owned by ZRL and Zargon as identified in the Undeveloped Land Conveyance Agreement;

(xx) **"Undeveloped Land Note"** means the unsecured, subordinated promissory notes issued by Newco pursuant to the Undeveloped Land Conveyance;

(yy) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date;

(zz) **"Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the Toronto Stock Exchange over the five (5) consecutive trading days ending on July 15, 2004 or, if the Effective Date is after July 15, 2004, the five (5) consecutive trading days prior to the Effective Date by (ii) the total number of Common Shares sold on the Toronto Stock Exchange during such period;

(aaa) **"Working Interest Conveyance"** means the conveyance agreement between the Zargon Partnership and AmalgamationCo whereby the Zargon Partnership will convey the Working Interests to AmalgamationCo in consideration of the Partnership Note;

(bbb) **"Working Interests"** means all of the Properties of the Zargon Partnership;

(ccc) **"Zargon"** means Zargon Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(ddd) **"Zargon Partnership"** means Zargon Oil & Gas Partnership, a general partnership, the partners of which are Zargon, ZRL and Newco; and

(eee) **"ZRL"** means Zargon Resources Ltd., a corporation incorporated under the ABCA.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule A – Terms of Notes
Schedule B – Terms of Exchangeable Share Provisions

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Common Shares; (ii) the holders of Options; (iii) Zargon; (iv) the Trust; (v) AcquisitionCo; (vi) ExchangeCo; (vii) ZRL; (viii) Newco; and (ix) the Zargon Partnership.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Zargon and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Zargon other than the right to be paid the fair value of their Common Shares or Options;

(b) each Option (whether vested or unvested) may, at the election of the holder be transferred to Zargon in consideration of a cash payment, less statutory withholdings, equal to the Exercise Price Differential;

(c) subject to Sections 3.2 and 3.3, each Common Share, other than Common Shares held by Option Shareholders, AcquisitionCo, Non-Resident Shareholders and Tax-Exempt Shareholders, will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Common Share for one (1) Note or one (1) Exchangeable Share (together with the Ancillary Rights);

(d) each Common Share held by Non-Resident Shareholders and Tax-Exempt Shareholders will be transferred to AcquisitionCo in exchange for one (1) Note;

(e) each Option Common Share held by an Option Shareholders who has elected to receive Trust Units pursuant to the Option Shareholder Letter of Transmittal and Election Form will be transferred to AcquisitionCo in exchange for one (1) Trust Unit and AcquisitionCo will issue one (1) Note to the Trust for each Trust Unit issued pursuant to this Section 3.1 (e);

(f) each Note, other than Notes held by the Trust, shall be transferred by the holder thereof to the Trust in exchange for one (1) Trust Unit;

(g) ZRL and Zargon will convey the Undeveloped Land Interests to Newco pursuant to the Undeveloped Land Conveyance and Newco shall deliver the Undeveloped Land Note to ZRL and Zargon;

(h) Newco will contribute the Undeveloped Land Interests to the Zargon Partnership pursuant to the Undeveloped Land Contribution Agreement in consideration of an additional partnership interest as set forth in the Undeveloped Land Contribution Agreement;

(i) Zargon, ZRL and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the Common Shares and the common shares of ZRL shall be reduced to $1.00 in aggregate for no consideration; immediately prior to the amalgamation;

(ii) the Common Shares, all of which are owned by AcquisitionCo, shall be cancelled without any repayment of capital;

(iii) the common shares of ZRL, all of which are owned by Zargon, shall be cancelled without any repayment of capital;

(iv) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo, and the name of the amalgamated corporation shall be "Zargon Oil & Gas Ltd.";

(v) no securities shall be issued by AcquisitionCo in connection with the Amalgamation and for greater certainty, the common shares, Notes and Exchangeable Shares of AcquisitionCo shall survive and continue to be commons shares, Notes and Exchangeable Shares of AmalgamationCo without amendment;

(vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(x) a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xi) the Articles of Amalgamation of AcquisitionCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AcquisitionCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of Zargon;

(xiv) the first officers of AmalgamationCo shall be the officers of Zargon; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(j) any remaining outstanding Options shall cease to represent the right to acquire Common Shares and shall only entitle the holder to acquire one (1) Trust Unit for each Common Share which the holder was previously entitled to acquire under the Option at a price per Trust Unit equal to the option exercise price of such Option;

(k) the Zargon Partnership will convey the Working Interests to AmalgamationCo pursuant to the Working Interest Conveyance and AmalgamationCo shall deliver the Partnership Note to the Zargon Partnership;

(l) the Zargon Partnership and AmalgamationCo shall enter the Facilities Lease; and

(m) AmalgamationCo and the Trust will enter into the NPI Agreement.

3.2 Subject to Section 3.3, with respect to the election required to be made by a holder of Common Shares pursuant to Section 3.1(e):

(a) each of such holders of Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares; and

(b) any such holder of Common Shares who:

(i) is a Non-Resident;

(ii) is a Tax-Exempt Shareholder; or

(iii) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal and Election Form or to elect to exchange Common Shares as contemplated by Section 3.1(e),

shall be deemed to have elected to receive only one (1) Note for one Common Share.

3.3 For greater certainty, with respect to any election required to be made by a holder of Common Shares pursuant to Section 3.1(c), such holder may elect to receive either Notes or Exchangeable Shares or a combination thereof in exchange for the aggregate number of Common Shares in respect of which such an election is made provided, however, in no circumstance will fractional Notes or Exchangeable Shares be issued. In the event that the aggregate number of Exchangeable Shares that would, but for this Section 3.3, be issued to holders of Common Shares pursuant to Section 3.1 exceeds 3,660,000 Exchangeable Shares, then the number of Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is 3,660,000 and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and a number of Notes will be issued to such holder as is necessary to ensure that the number of Exchangeable Shares and Notes issued for Common Shares of such holder, as applicable, is equal to the number of such Common Shares. To the extent that a beneficial holder of Common Shares holds such shares in more than one registered name, such holder may allocate Exchangeable Shares between registered names provided that such holder's aggregate entitlement shall not be exceeded and upon providing the Depositary with such certificates as the Depositary may reasonably require.

3.4 With respect to each holder of Common Shares and Options (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the cancellation of Options pursuant to Section 3.1(b), each holder of such Options shall cease to be an Optionholder and the name of such holder shall be removed from the register of Optionholders;

(b) upon the exchange of Common Shares for Notes or Exchangeable Shares (together with the Ancillary Rights) pursuant to Section 3.1(c):

(i) such holder shall cease to be a holder of the Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares; and

(iii) AcquisitionCo shall allot and issue to such holder the number of Notes and/or Exchangeable Shares (together with the Ancillary Rights) issuable to such holder on the basis set forth in

Section 3.1(c) and the name of such holder shall be added to the register of holders of Notes and/or Exchangeable Shares, as applicable;

(c) upon the exchange of Common Shares for Notes pursuant to Section 3.1(d):

(i) such holder shall cease to be a holder of the Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares; and

(iii) AcquisitionCo shall allot and issue to such holder the number of Notes issuable to such holder on the basis set forth in Section 3.1(d) and the name of such holder shall be added to the register of holders of Notes;

(d) upon the exchange of Common Shares for Trust Units pursuant to Section 3.1(e):

(i) such holder shall cease to be a holder of the Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Common Shares as it relates to the Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares;

(iii) the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(e) and the name of such holder shall be added to the register of holders of Trust Units; and

(iv) AcquisitionCo shall allot and issue to the Trust the number of Notes issuable on the basis set forth in Section 3.1(e) and the Trust shall be added to the register of holders of Notes;

(e) upon the exchange of Notes for Trust Units pursuant to Section 3.1(f):

(i) such holder shall cease to be a holder of Notes and the name of such holder shall be removed from the register of holders of Notes;

(ii) the Trust shall become the holder of the Notes so exchanged and shall be added to the register of holders of Notes; and

(iii) the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(f) and the name of such holder shall be added to the register of holders of Trust Units.

3.5 A holder who (i) has exchanged Common Shares under the Arrangement; (ii) is not a Non-Resident; (iii) is not a Tax-Exempt Shareholder; and (iv) has received Exchangeable Shares (together with the Ancillary Rights) in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the transfer by the holder of Common Shares to AcquisitionCo by providing two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Common Shares within 30 days after the receipt thereof by AmalgamationCo for filing with the Canada Customs and Revenue Agency (or the applicable provincial taxing authority). AmalgamationCo will not be responsible for the proper completion of any election form

and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Common Shares and each registered holder of Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Common Shares or Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Common Shares or Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Common Shares or Options, as applicable, shall be deemed to have transferred the holder's Common Shares or Options to Zargon for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares or Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Options, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Common Shares and Options at the Meeting; but in no event shall Zargon or AcquisitionCo be required to recognize such Dissenting Securityholder as shareholders or optionholders of Zargon or AcquisitionCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Common Shares represented by such certificates.

5.2 From and after the Effective Time, the option agreements providing for the Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Options represented by such option agreements.

5.3 AmalgamationCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b) if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units and Exchangeable Shares issued to such holder under the Arrangement.

5.4 AmalgamationCo shall, within 14 Business Days following the Effective Time, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to an Optionholder at the address set forth in the records of Zargon; or

(b) if requested by such Optionholder in writing, make available or cause to be made available at the offices of Zargon for pickup by such Optionholder,

a cheque representing the payment required to be made to such Optionholder as determined in accordance with Section 3.1(b) or letter setting forth the number of Trust Units and the adjusted exercise price as determined in accordance with Section 3.1(j).

5.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust and AcquisitionCo and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust and AcquisitionCo and their respective transfer agents, or shall otherwise indemnify the Trust and AcquisitionCo and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.7 Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing: (i) Trust Units; or (ii) Exchangeable Shares.

5.8 No certificates representing fractional Trust Units or Exchangeable Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Trust Unit or Exchangeable Share, each registered Common Shareholder otherwise entitled to a fractional interest in a Trust Unit or Exchangeable Share will receive nearest whole number of Trust Units or Exchangeable Shares, as the case may be.

ARTICLE 6
AMENDMENTS

6.1 Zargon may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Common Shares or Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Zargon at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Zargon may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust and AmalgamationCo provided that it concerns a matter which, in the reasonable opinion of the Trust and AmalgamationCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, AmalgamationCo or any former holder of Common Shares or Options.

SCHEDULE A
TERMS OF NOTES

1. Issuance

Under the Arrangement, AcquisitionCo shall create and issue the Notes on the Effective Date.

2. Note Indenture

The Notes are to be issued under the Note Indenture.

3. Global Note Certificate and Transfer to the Trust

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust and to former Shareholders. Notes issued to former holders of Common Shares are to be transferred by such holders to the Trust in exchange for Trust Units. Accordingly, the Note Indenture provides that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee shall then on behalf of such Shareholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Shareholders, in accordance with Article 5 of the Plan of Arrangement.

4. Unsecured Notes and Interest

The Notes are unsecured and bear interest from the date of issue at •% per annum. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on September 10, 2004 for the period commencing on the Effective Date and ending on August 31, 2004. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

5. Maturity Payment

July •, 2034, subject to extension in the limited circumstances provided in Note Indenture.

6. Subordination

The Notes shall be subordinated as follows:

(a) no principal shall be repaid nor shall Notes be purchased or redeemed until the prior repayment in full of all "senior indebtedness", nor at any time when there is a default under any senior indebtedness, except as permitted under the "senior indebtedness". If there is no senior indebtedness default, principal may be repaid at maturity and, in the limited circumstances prescribed by the Note Indenture, amounts may be paid on account of principal by way of prepayment or redemption where the board of directors of AcquisitionCo believe AcquisitionCo is prevented by applicable law from paying dividends or making other distributions in respect of its common shares; and

(b) no interest shall be payable in respect of the Notes other than regularly scheduled interest at any time nor shall regularly scheduled interest be paid when any of the "senior indebtedness" is in default.

For these purposes, "senior indebtedness" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of borrowed money (including the deferred purchase price of property), other than (i) indebtedness evidenced by the Note Indenture and (ii) indebtedness which, by the terms of the

instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo, other than indebtedness, obligations and liabilities represented by the Notes and, for greater certainty, "senior indebtedness" shall include all indebtedness for borrowed money which is outstanding as at the Effective Date.

SCHEDULE B
TERMS OF EXCHANGEABLE SHARE PROVISIONS

Please see Appendix D to this Information Circular.

APPENDIX D

EXCHANGEABLE SHARE PROVISIONS

SCHEDULE "A"

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The Series A Exchangeable Shares, as a series, shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2005;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Zargon AcquisitionCo Inc., a corporation incorporated under the Act, and where the context requires, its successors (including Zargon Oil & Gas Ltd., the corporation resulting from the amalgamation of the Corporation and Zargon Oil & Gas Ltd.);

"**Cumulative Dividend Amount Exchange Ratio**", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of a Zargon Unit on any date, the weighted average trading price of a Zargon Unit on the TSX for the 5 trading days preceding that date, or, if the Zargon Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Zargon Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Zargon Units for that period does not result in a weighted average trading price which reflects the fair market value of a Zargon Unit, then the Current Market Price of a Zargon Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Zargon Trust in respect of the Zargon Units, expressed as an amount per Zargon Unit;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Zargon Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Zargon Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means July 15, 2004 or such other date as may be designated by the Board of Directors;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution

Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the fifth anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Promissory Note**" means the promissory note of the Corporation in favour of Zargon Trust, dated the Effective Date;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to that term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Zargon Unit on the last Business Day prior to such Redemption Date;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Date**" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Support Agreement**" means the agreement made among Zargon Trust, Zargon ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Zargon Trust to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"**Voting and Exchange Trust Agreement**" means the agreement made among Zargon Trust, Zargon ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date;

"**Zargon ExchangeCo**" means Zargon ExchangeCo Inc., a corporation incorporated under the Act;

"**Zargon Trust**" means the Zargon Energy Trust, a trust established under the laws of Alberta;

"**Zargon Unitholders**" means holders of Zargon Units; and

"**Zargon Units**" means the trust units of Zargon Trust as constituted on the Effective Date.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be

restricted in any way from repaying indebtedness of the Corporation to Zargon Trust, from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Zargon Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Zargon Trust nor Zargon ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Zargon Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the

Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Zargon Trust and Zargon ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Zargon Trust's and Zargon ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Zargon Trust or Zargon ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Zargon Trust or Zargon ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Zargon ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Zargon Trust has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Zargon Trust and Zargon ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Zargon Trust and Zargon ExchangeCo in respect of the holder's Retracted Shares by providing to Zargon Trust and Zargon ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Zargon Trust or Zargon ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Zargon Trust and Zargon ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Zargon Trust or Zargon ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Zargon Trust nor Zargon ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Zargon Trust or Zargon ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Zargon Trust or Zargon ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Zargon Trust nor Zargon ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by

the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 The Corporation, Zargon Trust or Zargon ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Zargon Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Zargon Trust or Zargon ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Zargon Trust or Zargon ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Zargon Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Zargon Trust nor Zargon ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Zargon Trust or Zargon ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Zargon Trust or Zargon ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction

Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Zargon Trust nor Zargon ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 350,000 (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 20% of the Exchangeable Shares outstanding on the Effective Date (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Zargon Trust and Zargon ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 90 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Zargon Trust or Zargon ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Zargon Trust and Zargon ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Zargon Trust or Zargon ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Zargon Units (which securities shall be duly

issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Zargon Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Zargon Trust and Zargon ExchangeCo (the "Redemption Offer") the overriding right (Zargon Trust's and Zargon ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Zargon Trust or Zargon ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Zargon Trust or Zargon ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Zargon Trust or Zargon ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Zargon Trust and Zargon ExchangeCo by sending or causing to be sent to Zargon Trust and Zargon ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Zargon ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Zargon Trust has not exercised its Redemption Call Right.

To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Zargon Trust or Zargon ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Zargon Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Zargon Trust and Zargon ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Zargon Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Zargon Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Zargon Trust nor Zargon ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Zargon Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Zargon Trust or Zargon ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may

reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Zargon Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Zargon Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Zargon Trust and Zargon ExchangeCo (the "Liquidation Offer") the overriding right (Zargon Trust's and Zargon ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Zargon Trust or Zargon ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Zargon Trust or Zargon ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Zargon ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Zargon Trust has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Zargon

Trust and Zargon ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Zargon Trust or Zargon ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Zargon Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Zargon Trust and Zargon ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Zargon Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Zargon Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Zargon Trust nor Zargon ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Zargon Trust or Zargon ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Zargon Trust or Zargon ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Zargon Units (the "Delivered Zargon Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Zargon Trust or Zargon ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Zargon Units (where the fair market value of the Delivered Zargon Units is determined by multiplying the number of Delivered Zargon Units by the weighted average trading price of a Zargon Unit on the TSX for the ten trading days preceding the date of purchase by Zargon Trust or Zargon ExchangeCo, as applicable, of such Delivered Zargon Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the

Exchangeable Shares held by Zargon Trust, Zargon ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Zargon Trust, Zargon ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF ZARGON UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Zargon Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Zargon Trust:

(a) issues or distributes additional Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to the holders of all or substantially all of the then outstanding Zargon Units by way of stock distribution or other distribution, other than an issue of Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to holders of Zargon Units who exercise an option to receive distributions in Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Zargon Units entitling them to subscribe for or to purchase Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Zargon Units:

    (i) securities of Zargon Trust of any class other than Zargon Units (other than securities convertible into or exchangeable for or carrying rights to acquire Zargon Units);

    (ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

    (iii) evidences of indebtedness of Zargon Trust; or

    (iv) assets of Zargon Trust other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Zargon Units into a greater number of Zargon Units; or

(e) reduces, combines, consolidates or changes the then outstanding Zargon Units into a lesser number of Zargon Units; or

(f) reclassifies or otherwise changes the rights, privileges or other terms of the Zargon Units or effects an amalgamation, merger, reorganization or other transaction involving or affecting the Zargon Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Zargon Trust and Zargon ExchangeCo with all provisions of the Support Agreement applicable to the Corporation, Zargon Trust and Zargon ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Zargon Trust and Zargon ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Zargon Trust and Zargon ExchangeCo as therein provided.

13.3 The Corporation, Zargon Trust, Zargon ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Zargon Trust, Zargon ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation,

Zargon Trust, Zargon ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Zargon Trust, Zargon ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Zargon Trust, Zargon ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions the obligation of the Corporation, Zargon Trust or Zargon ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Zargon Trust or Zargon ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, shall be satisfied by delivering the Zargon Units which would have been received by the affected holder to the Transfer Agent who shall sell such Zargon Units on the stock exchange on which the Zargon Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be an amount equal to the fair market value of one Zargon Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Zargon Trust, Zargon ExchangeCo nor the Trustee shall deliver fractions of Zargon Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Zargon Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Zargon Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), Zargon Energy Trust and Zargon ExchangeCo Inc.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) that, subject to the Retraction Call Right referred to below, the undersigned desires to have Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) redeem in accordance with Article 4 of the Share Provisions:

ALL SHARE(S) REPRESENTED BY THIS CERTIFICATE; OR

______________ **SHARE(S) OF THE SHARES REPRESENTED BY THIS CERTIFICATE.**

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.).

The undersigned acknowledges the overriding Retraction Call Right of Zargon Energy Trust and Zargon ExchangeCo Inc. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Zargon Energy Trust and Zargon ExchangeCo Inc. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Zargon Energy Trust and Zargon ExchangeCo Inc., may be revoked and withdrawn by the undersigned only by notice in writing given to Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Zargon Energy Trust or Zargon ExchangeCo Inc. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), Zargon Energy Trust and Zargon ExchangeCo Inc. that the undersigned:

☐ is

(select one)

☐ is not

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), Zargon Energy Trust and Zargon ExchangeCo Inc. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Zargon Oil & Gas Ltd. (formerly Zargon

AcquisitionCo Inc.), Zargon Energy Trust or Zargon ExchangeCo Inc., as the case may be, free and clear of all liens, claims and encumbrances.

______________ ______________________ ______________________

(Date) (Signature of Shareholder) (Guarantee of Signature)

Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________

Street Address or P.O. Box: ______________________

Social Insurance Number: ______________________

Signature of Shareholder: ______________________

City, Province and Postal Code: ______________________

Signature Guaranteed by: ______________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), unless the Share Transfer Power on this share certificate is duly completed in respect of such share(s).

APPENDIX E

SUPPORT AGREEMENT

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 15th day of July, 2004.

AMONG:

ZARGON ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Zargon Trust")

- and -

ZARGON ACQUISITIONCO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo")

- and -

ZARGON EXCHANGECO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of June 17, 2004 among Zargon Oil & Gas Ltd., AcquisitionCo, ExchangeCo and Zargon Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Zargon Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Zargon Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF ZARGON TRUST, EXCHANGECO AND ACQUISITIONCO

2.1 Covenants of Zargon Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Zargon Trust and ExchangeCo each agree that:

(a) Zargon Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Zargon Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Zargon Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Zargon Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Zargon Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Zargon Trust will not exercise its vote, as the sole common shareholder of AcquisitionCo, to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Segregation of Funds

Subject to the exercise by Zargon Trust or ExchangeCo of any of the Call Rights, Zargon Trust will cause AcquisitionCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other

satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Zargon Trust and ExchangeCo to comply with their respective obligations hereunder, AcquisitionCo will give Zargon Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of; any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Zargon Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Zargon Units to any holder of Exchangeable Shares, subject to the exercise by Zargon Trust or ExchangeCo of any of the Call Rights, Zargon Trust shall forthwith issue and deliver the requisite number of Zargon Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Zargon Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Zargon Units

Zargon Trust covenants that if any Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Zargon Trust or ExchangeCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Zargon Trust for purposes of Canadian federal or provincial securities law), Zargon Trust and ExchangeCo will in good faith expeditiously take all such

actions and do all such things as are necessary to cause such Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Zargon Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Zargon Trust for the purposes of Canadian federal and provincial securities law). Zargon Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Zargon Trust will not:

(i) issue or distribute additional Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to the holders of all or substantially all of the then outstanding Zargon Units by way of stock distribution or other distribution, other than an issue of Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to holders of Zargon Units who exercise an option to receive distributions in Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) in lieu of receiving cash distributions;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Zargon Units entitling them to subscribe for or to purchase Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Zargon Units:

(A) securities of Zargon Trust of any class other than Zargon Units (other than securities convertible into or exchangeable for or carrying rights to acquire Zargon Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Zargon Trust; or

(D) assets of Zargon Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Zargon Units into a greater number of Zargon Units; or

(v) reduce, combine or consolidate or change the then outstanding Zargon Units into a lesser number of Zargon Units; or

(vi) reclassify or otherwise change the rights, privileges or other terms of the Zargon Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Zargon Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AcquisitionCo and the holders of the Exchangeable Shares.

(b) Zargon Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Zargon Trust (with simultaneous notice thereof to be given by Zargon Trust to AcquisitionCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Zargon Units (a "Bid") is proposed by Zargon Trust or is proposed to Zargon Trust or the holders of Zargon Units, and is recommended by the board of directors of Zargon Oil & Gas Ltd. or the Board of Directors of AcquisitionCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of Zargon Oil & Gas Ltd. or the Board of Directors of AcquisitionCo, as applicable, Zargon Trust or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Zargon Units, without discrimination, including, without limiting the generality of the foregoing, Zargon Trust or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Zargon Trust or AcquisitionCo or both or where Zargon Trust or AcquisitionCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Zargon Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Zargon Trust, ExchangeCo or any of their respective affiliates, Zargon Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo.

2.9 Zargon Trust and ExchangeCo Not to Vote Exchangeable Shares

Zargon Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Zargon Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Zargon Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Zargon Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AcquisitionCo no longer has any Exchangeable Shares issued and outstanding, neither Zargon Trust nor ExchangeCo nor any of its affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Zargon Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Zargon Trust, ExchangeCo or any of their respective affiliates, Zargon Trust and ExchangeCo will formulate a policy respecting whether Zargon Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
ZARGON TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Zargon Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Zargon Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Zargon Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Zargon Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Zargon Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as necessary to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Zargon Trust Successor, ExchangeCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Zargon Trust Successor shall possess and from time to time may exercise each and every right and power of Zargon Trust under this agreement in the name of Zargon Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Zargon Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Zargon Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Zargon Trust with or into Zargon Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Zargon Trust provided that all of the assets of such subsidiary are transferred to Zargon Trust or another wholly-owned direct or indirect subsidiary of Zargon Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Zargon Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Zargon Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Zargon Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Zargon Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Zargon Trust, ExchangeCo, AcquisitionCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo, the Board of Directors of AcquisitionCo, the Trustee and the Trustee's counsel are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of AcquisitionCo and ExchangeCo and in the opinion of the Trustee, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Board of Directors of ExchangeCo, the Board of Directors of AcquisitionCo, the Trustee and the Trustee's counsel are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of Zargon Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to Zargon Trust, AcquisitionCo or ExchangeCo to:

Zargon Energy Trust
c/o Zargon Oil & Gas Ltd.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer
Facsimile No. (403) 265-3026

(b) if to the Trustee to:

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 233-2857

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Successor to Trustee

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

4.13 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary:

(a) any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

(b) ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Zargon Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

4.14 Attornment

Each of Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.15 Liability of the Trust

The parties hereto acknowledge that Zargon Oil & Gas Ltd. is entering into this agreement solely in its capacity as adminstrator on behalf of Zargon Trust and the obligations of Zargon Trust hereunder shall not be personally binding upon the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Units and that any recourse against Zargon Trust, the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Units in any manner in respect of any indebtedness, obligation or liability of Zargon Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of June 17, 2004 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

ZARGON ENERGY TRUST,
by its administrator, **Zargon Oil & Gas Ltd.**

By: ______________________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON ACQUISITIONCO INC.

By: ______________________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON EXCHANGECO INC.

By: ______________________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

VALIANT TRUST COMPANY

By: ______________________________
Name:
Title

By: ______________________________
Name:
Title:

APPENDIX F

VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 15th day of July, 2004.

AMONG:

ZARGON ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Zargon Trust")

- and -

ZARGON ACQUISITIONCO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo")

- and -

ZARGON EXCHANGECO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of June 17, 2004 among Zargon Oil & Gas Ltd., AcquisitionCo, ExchangeCo and Zargon Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which will be issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**Affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Zargon Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries;

"**Automatic Exchange Rights**" means the benefit of the obligation of Zargon Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Zargon Trust Units as defined in Section 5.12(c);

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Zargon Trust and ExchangeCo;

"**Board of Directors**" means the Board of Directors of AcquisitionCo from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to AcquisitionCo, a certificate signed by any officer or director of AcquisitionCo;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AcquisitionCo;

"**Special Voting Unit**" means the one special voting unit of Zargon Trust, issued by Zargon Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Zargon Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support Agreement**" means that certain support agreement made as of even date herewith among Zargon Trust, AcquisitionCo, ExchangeCo and the Trustee;

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee;

"**Voting Rights**" means the voting rights attached to the Special Voting Unit;

"**Zargon**" means Zargon Oil & Gas Ltd.;

"**Zargon Consent**" has the meaning given to that term in Section 4.2;

"**Zargon Liquidation Event**" has the meaning given to that term in Section 5.12(b);

"**Zargon Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c);

"**Zargon Meeting**" has the meaning given to that term in Section 4.2;

"**Zargon Successor**" has the meaning given to that term in Section 10.1(a);

"**Zargon Trust Units**" means the trust units of Zargon Trust as constituted on the date hereof; and

"**Zargon Unitholders**" means the registered holders of Zargon Trust Units from time to time.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Zargon Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Zargon Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Zargon Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any

matter, question or proposition whatsoever that may properly come before the Zargon Unitholders at a Zargon Meeting or in connection with a Zargon Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Zargon Consent is sought or a Zargon Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Zargon Unitholders at which Beneficiaries of Zargon Trust Units are entitled to vote (a "Zargon Meeting") and with respect to all written consents sought by Zargon from Zargon Unitholders (a "Zargon Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned of record by such Beneficiary on the record date established by Zargon or by applicable law for such Zargon Meeting or Zargon Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Zargon Meeting or to be consented to in connection with such Zargon Consent.

4.3 Mailings to Unitholders

With respect to each Zargon Meeting and Zargon Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Zargon utilizes in communications to Zargon Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Zargon Trust to Zargon Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Zargon Trust Units) to be provided to Zargon Unitholders;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Zargon Meeting or Zargon Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Zargon Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

   (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

   (ii) a proxy to a designated agent or other representative of the management of Zargon Trust to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Zargon Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Zargon Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Zargon Meeting or Zargon Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Zargon Trust or by applicable law for purposes of determining Zargon Unitholders entitled to vote at such Zargon Meeting or to give written consent in connection with such Zargon Consent. Zargon Trust will notify the Trustee in writing of any decision of the board of directors of AcquisitionCo with respect to the calling of any such Zargon Meeting or the seeking of such Zargon Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Zargon Trust will deliver to the Trustee copies of all proxy materials (including notices of Zargon Meetings, but excluding proxies to vote Zargon Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to beneficiaries of Zargon Trust Units in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Zargon Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Zargon Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Zargon Trust) received by the Trustee from Zargon Trust at the same time as such materials are first sent to Zargon Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

Immediately after receipt by Zargon Trust or any Zargon Unitholder of any material sent or given generally to the Zargon Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Zargon Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Zargon Trust, copies of all such materials received by the Trustee from Zargon Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall: (i) prior to each annual, general or special Zargon Meeting or the seeking of any Zargon Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Zargon Meeting or a Zargon Consent, at the close of business on the record date established by Zargon Trust or pursuant to applicable law for determining the Zargon Unitholders entitled to receive notice of and/or to vote at such Zargon Meeting or to give consent in connection with such Zargon Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this agreement. Zargon Trust agrees to give AcquisitionCo written notice (with a copy to the Trustee) of the calling of any Zargon Meeting or the seeking of any Zargon Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Zargon Meeting or any Zargon Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Zargon Meeting and Zargon Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof.

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Zargon Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

    (i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

    (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Zargon Trust utilizes in communications to beneficiaries of Zargon Trust Units subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AcquisitionCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary,

including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Zargon Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Zargon Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Zargon Trust or ExchangeCo pursuant to the exercise by Zargon Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Zargon Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of an Insolvency Event to require Zargon Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Zargon Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Zargon Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Zargon Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Zargon Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Zargon Trust Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Zargon Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Zargon Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Zargon Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Zargon Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AcquisitionCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Zargon Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Zargon Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Zargon Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing Zargon Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be

purchased by Zargon Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Zargon Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Zargon Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Zargon Trust or ExchangeCo, as applicable, the Trustee shall notify Zargon Trust, ExchangeCo and AcquisitionCo of its receipt of the same, which notice to Zargon Trust, ExchangeCo and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Zargon Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Zargon Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Zargon Trust, ExchangeCo and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Zargon Trust or ExchangeCo, as determined by Zargon Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Zargon Trust Units is not delivered by Zargon Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Zargon Trust Units are so delivered, by Zargon Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Zargon Trust Units, the Trustee shall deliver such Zargon Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Zargon Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 4.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Zargon Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Zargon Trust, ExchangeCo or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require Zargon Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Zargon Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Zargon Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Zargon Trust, ExchangeCo, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (b) shall have evidenced to the satisfaction of the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of either an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Zargon Trust, ExchangeCo and AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Zargon Trust, ExchangeCo and AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Zargon Trust, a notice of such Insolvency Event in the form provided by Zargon Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Zargon Trust Units

Zargon Trust and ExchangeCo covenant that if any Zargon Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Zargon Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Zargon Trust for purposes of Canadian provincial securities law), Zargon Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Zargon Trust Units to be and remain duly registered, qualified or approved. Zargon Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Zargon Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Zargon Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Zargon Trust Units

Zargon Trust and ExchangeCo hereby represent, warrant and covenant that the Zargon Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Zargon Trust

(a) Zargon Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the board of directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Zargon Trust or to effect any other distribution of assets of Zargon Trust among Zargon Unitholders for the purpose of winding

up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Zargon Trust or AcquisitionCo of notice of; and (B) Zargon Trust or AcquisitionCo otherwise becoming aware of; any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Zargon Trust or to effect any other distribution of assets of Zargon Trust among Zargon Unitholders for the purpose of winding up its affairs, in each case where Zargon Trust has failed to contest in good faith any such proceeding commenced in respect of Zargon Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Zargon Trust of notice of any event (a "Zargon Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Zargon Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the Zargon Unitholders in the distribution of assets of Zargon Trust in connection with a Zargon Liquidation Event, on the fifth Business Day prior to the effective date (the "Zargon Liquidation Event Effective Date") of a Zargon Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Zargon Trust Units (the benefit in favour of Beneficiaries of the obligation of Zargon Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Zargon Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Zargon Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Zargon Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Zargon Trust Unit on the sixth Business Day prior to the Zargon Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Zargon Liquidation Event Effective Date. Zargon Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Zargon Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Zargon Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Zargon Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Zargon Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Zargon Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Zargon Trust or ExchangeCo, as determined by Zargon Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Zargon Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Zargon Trust Units issuable upon the automatic exchange of Exchangeable Shares for Zargon Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Zargon Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Zargon Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Zargon Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Zargon Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Zargon Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Zargon Trust and ExchangeCo may reasonably require, Zargon Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Zargon Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Zargon Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Zargon Trust Units such amounts as Zargon Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Zargon Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Zargon Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Zargon Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Zargon Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is located in the United States or a resident of any foreign country, shall be satisfied by delivering the Zargon Trust Units which would have been received by the Trustee, on behalf of the affected holder, to the transfer agent and registrar for the Exchangeable Shares who shall sell such Zargon Trust Units on the stock exchange on which the Zargon Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation this Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to and Zargon Trust and ExchangeCo will not deliver fractions of Zargon Trust Units. Where the application of the provisions of this Agreement, including, without limitation, this Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Zargon Trust Unit, the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Zargon Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Zargon Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Zargon Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Zargon Trust, ExchangeCo and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to Zargon Trust, ExchangeCo and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Zargon Trust, ExchangeCo and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Zargon Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Zargon Trust Units, and any subsequent transfer agent of such Zargon Trust Units, the Zargon Trust Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Zargon Trust and AcquisitionCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Zargon Trust covenants that it will supply its transfer agent with duly executed Zargon Trust Unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Zargon Trust, ExchangeCo and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2005, and on or before January 15 in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Zargon Trust, ExchangeCo and AcquisitionCo a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Zargon Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are

traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Zargon Trust, ExchangeCo and AcquisitionCo). If requested by the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Zargon Trust, ExchangeCo and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Zargon Trust, ExchangeCo and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Zargon Trust, ExchangeCo and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Zargon Trust, ExchangeCo and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Zargon Trust, ExchangeCo and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Zargon Trust, ExchangeCo and/or AcquisitionCo or otherwise, and may retain or employ such assistance as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistance as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo,

in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Zargon Trust, ExchangeCo and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Zargon Trust, ExchangeCo and/or AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Zargon Trust, ExchangeCo and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors (provided however that the payment of fees to legal counsel and other experts and advisors shall be required to be pre-approved by AcquisitionCo) and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Zargon Trust, ExchangeCo and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Zargon Trust, ExchangeCo and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Zargon Trust, ExchangeCo or AcquisitionCo pursuant hereto.

Zargon Trust, ExchangeCo and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Zargon Trust, ExchangeCo and AcquisitionCo shall not relieve Zargon Trust, ExchangeCo and AcquisitionCo of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Zargon Trust, ExchangeCo and AcquisitionCo have under this indemnity. Subject to (ii) below, Zargon Trust, ExchangeCo and AcquisitionCo shall be entitled to participate at their own expense in the defense and, if Zargon Trust, ExchangeCo and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Zargon Trust, ExchangeCo and AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and Zargon Trust, ExchangeCo or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to Zargon Trust, ExchangeCo or AcquisitionCo that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Zargon Trust, ExchangeCo or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Zargon Trust, ExchangeCo and AcquisitionCo shall not have

the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to the fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Zargon Trust, ExchangeCo and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Zargon Trust, ExchangeCo and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Zargon Trust, ExchangeCo and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Zargon Trust, ExchangeCo and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Zargon Trust, ExchangeCo and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Zargon Trust, ExchangeCo and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Zargon Trust, ExchangeCo and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Zargon Trust, ExchangeCo, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Zargon Trust, ExchangeCo or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Zargon Trust, ExchangeCo or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Zargon Trust, ExchangeCo and AcquisitionCo.

ARTICLE 10
ZARGON TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Zargon Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Zargon Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Zargon Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Zargon Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Zargon Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as are necessary to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Zargon Successor, ExchangeCo and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Zargon Successor shall possess and from time to time may exercise each and every right and power of Zargon Trust under this Agreement in the name of Zargon Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Zargon Trust may be done and performed with like force and effect by the directors or officers of such Zargon Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Zargon Trust with or into Zargon Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Zargon Trust provided that all of the assets of such subsidiary are transferred to Zargon Trust or another wholly-owned direct or indirect subsidiary of Zargon Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of Zargon Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Zargon Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either the Zargon Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which the Zargon Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), Zargon Trust (when authorized by a resolution of the Board of Directors of AcquisitionCo) and ExchangeCo (when authorized by a resolution of the Board of Directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall,

when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Zargon Successors and the covenants of and obligations assumed by each such Zargon Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Zargon Trust, ExchangeCo, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Zargon Trust, ExchangeCo and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Zargon Trust, AcquisitionCo or ExchangeCo, at:

c/o Zargon Oil & Gas Ltd.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer
Telecopier No.: (403) 265-3026

(b) if to the Trustee, at:

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 233-2857

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary:

(a) any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

(b) ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or the Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.8 Attornment

Each of the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 Liability of the Trust

The parties hereto acknowledge that Zargon Oil & Gas Ltd. is entering into this agreement solely in its capacity as administrator on behalf of Zargon Trust and the obligations of Zargon Trust hereunder shall not be personally binding upon the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Trust Units and that any recourse against Zargon Trust, the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Trust Units in any manner in respect of any indebtedness, obligation or liability of Zargon Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of June 17, 2004 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ZARGON ENERGY TRUST,
by its administrator, **Zargon Oil & Gas Ltd.**

By: ______________________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON ACQUISITIONCO INC.

By: ______________________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON EXCHANGECO INC.

By: ______________________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

VALIANT TRUST COMPANY

By: ______________________________
Name:
Title

By: ______________________________
Name:
Title:

APPENDIX G

FAIRNESS OPINION



9th Floor
Bankers Hall East
855 - 2nd Street S.W.
Calgary Alberta
Canada T2P 4J7

Tel. 403-260-0500

June 18, 2004

The Board of Directors
Zargon Oil & Gas Ltd.
700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

Dear Sirs:

CIBC World Markets Inc. ("CIBC World Markets" or "we") understands that Zargon Oil & Gas Ltd. (together with its subsidiaries, "Zargon") has entered into an agreement (the "Arrangement Agreement") regarding a proposed transaction (the "Arrangement") that will result in the reorganization of Zargon by plan of arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta) and the creation of Zargon Energy Trust (the "Trust"), an oil and gas energy trust which will distribute a portion of its cash flow to unitholders.

Pursuant to the Arrangement, shareholders of Zargon ("Zargon Shareholders") will receive at their election, for each Zargon share owned, one trust unit ("Trust Unit") of the Trust or one exchangeable share ("Exchangeable Share") which is exchangeable for one Trust Unit, subject to adjustment for monthly cash distributions. An aggregate maximum of 3.66 million Exchangeable Shares will be issued pursuant to the Arrangement. Non-resident and tax-exempt shareholders will only be eligible to receive Trust Units.

The completion of the Arrangement will be conditional upon, among other things, approval by a minimum of 66 2/3% of the votes cast by the Zargon securityholders voting at the special meeting to be held on July 15, 2004 (the "Special Meeting"). Completion of the Arrangement will also be subject to the approval of the Court of Queen's Bench of Alberta.

The terms and conditions of the Arrangement are more fully described in the information circular and proxy statement dated June 18, 2004 and related documents (the "Information Circular") which will be mailed to Zargon securityholders in connection with the Special Meeting.

Engagement of CIBC World Markets

By letter agreement dated May 17, 2004 and effective May 1, 2004 (the "Engagement Agreement"), Zargon retained CIBC World Markets to act as financial advisor in connection with a possible transaction. Pursuant to the Engagement Agreement, Zargon has requested that we prepare and deliver this opinion (the "Opinion") to the Zargon Board of Directors (the "Board of Directors") as to the fairness, from a financial point of view, of the consideration to be received by Zargon Shareholders pursuant to the Arrangement.

CIBC World Markets will be paid a fee for delivery of this Opinion and a fee upon completion of the Arrangement or certain alternative extraordinary transactions. CIBC World Markets will also be reimbursed for reasonable expenses. In addition, Zargon has

agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

Arrangement documents:

(a) The Arrangement Agreement; and

(b) A draft of the Information Circular.

Financial disclosure of Zargon:

(c) Audited consolidated financial statements of Zargon as at and for the years ended December 31, 2003 and 2002;

(d) Annual reports to Zargon Shareholders for the years ended December 31, 2003 and 2002;

(e) Interim unaudited consolidated financial statements and reports of Zargon for the three months ended March 31, 2004, three and nine months ended September 30, 2003, three and six months ended June 30, 2003 and three months ended March 31, 2003;

(f) Annual information forms of Zargon for the years ended December 31, 2003 and 2002;

(g) Information circulars for annual and special meetings of Zargon Shareholders held on May 17, 2004 and May 15, 2003; and

(h) Public information related to the business, operations, financial performance and trading histories of Zargon and other selected oil and gas companies and royalty trusts, as we considered relevant.

Reserve and other evaluation information of Zargon:

(i) The evaluation report, effective December 31, 2003, of McDaniel & Associates Consultants Ltd., of Calgary, Alberta, regarding the petroleum and natural gas reserves of Zargon; and

(j) The evaluation report, effective December 31, 2003, of Seaton-Jordan & Associates Ltd., of Calgary, Alberta, regarding the non-reserve oil and gas properties of Zargon.

Other information, interviews and discussions:

(k) Financial and operating information, including internal management forecasts, prepared by or obtained from Zargon;

(l) Discussions with senior officers of Zargon regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(m) Due diligence meetings with the management, auditors, independent engineers and legal counsel of Zargon;

(n) A letter of representation addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement from senior officers of Zargon as to the completeness and accuracy of the information upon which this Opinion is based;

(o) Analysis of the income tax implications of the Arrangement and the forecast income tax position of the Trust prepared by Ernst & Young LLP; and

(p) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

In addition to the information described above, CIBC World Markets also participated in certain discussions with senior officers of Zargon and with Burnet, Duckworth & Palmer LLP, Zargon's external legal counsel, regarding the Arrangement.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of Zargon or any of its assets or securities and our Opinion should not be construed as such.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Zargon and its

advisors, or otherwise obtained pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of Zargon's management, having regard to their respective plans, financial condition and prospects. We have also assumed that all of the conditions required to implement the Arrangement will be satisfied and that the Arrangement will be completed substantially in accordance with the Arrangement Agreement without any variation in terms and conditions.

Zargon has represented to us, in a certificate of its senior officers, among other things, that the information, data and other material (financial and otherwise) provided to us by or on behalf of Zargon, including the written information and discussions referred to above under the heading "Scope of Review" (collectively, the "Information"), was complete, true and correct in all material respects at the date the Information was provided to us, and that since the dates that the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Zargon or any of their affiliates, each taken as a whole, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied upon Zargon's legal and tax counsel, including information disclosed in the Information Circular and discussed with us, and accordingly we do not express any opinion thereon. In addition, we do not express any opinion with respect to the tax consequences to Zargon or any Zargon Shareholder that may arise as a result of the Arrangement. We have also assumed that no material amount of Trust Units will be redeemed in the foreseeable future and that the Trust will qualify as a "unit trust" as defined in the *Income Tax Act* (Canada) and will continue to qualify thereafter as a "mutual fund trust" as defined in the *Income Tax Act* (Canada), and that the Trust Units will be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be foreign property for such plans.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Zargon as they are reflected in the Information and as they were represented to us in our discussions with the senior officers of Zargon and its legal and tax advisors. In our analyses, and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion has been provided to the Board of Directors for its use only and may not be relied upon by any other person without the prior written consent of CIBC World Markets.

Our Opinion is not to be construed as a recommendation to any Zargon Shareholder as to how to vote at the Special Meeting. In addition, we are not expressing any opinion as to the trading price or value of the Trust Units after completion of the Arrangement.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the consideration to be received by Zargon Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Zargon Shareholders.

Yours very truly,

(signed) *"CIBC World Markets Inc."*

APPENDIX H

INFORMATION CONCERNING ZARGON ENERGY TRUST

TABLE OF CONTENTS

	Page
THE TRUST	3
Trust Structure	3
Trust Units	4
Special Voting Units	4
Trust Unitholder Limited Liability	4
Issuance of Trust Units	5
Cash Distributions	5
Redemption Right	5
Non-Resident Trust Unitholders	7
Meetings of Trust Unitholders	7
Reporting to Trust Unitholders	7
Takeover Bids	8
The Trustee	8
Delegation of Authority, Administration and Trust Governance	8
Liability of the Trustee	8
Amendments to the Trust Indenture	9
Termination of the Trust	10
Exercise of Voting Rights Attached to Common Shares of AmalgamationCo	10
Consolidated Capitalization	11
Selected Pro Forma Financial and Operational Information for the Trust	11
Pro Forma Distributable Cash	12
Unit Rights Incentive Plan	12
AMALGAMATIONCO	13
General	13
Petroleum and Natural Gas Properties and Reserves	13
Directors and Officers	13
Personnel	13
Executive Compensation	13
Share Capital	13
Notes	18
NPI Agreement	19
ZARGON PARTNERSHIP	19
General	19
VOTING AND EXCHANGE TRUST AGREEMENT	20
Voting Rights	20
Optional Exchange Right	20
SUPPORT AGREEMENT	21
The Trust Support Obligation	21
Delivery of Trust Units	22
RISK FACTORS	22
Risks Relating to the Oil and Natural Gas Business	22
Risks Relating to an Investment in the Trust	23
INDUSTRY CONDITIONS	25
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	25
MATERIAL CONTRACTS	25
EXPERTS	26
AUDITORS, TRANSFER AGENT AND REGISTRAR	26

FINANCIAL STATEMENTS

SCHEDULE A – UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ZARGON ENERGY TRUST

SCHEDULE B – BALANCE SHEET OF ZARGON ENERGY TRUST

THE TRUST

Trust Structure

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 700, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6. The Trust was created for, among other things, the following purposes:

- to participate in the Plan of Arrangement and other matters contemplated by the Arrangement Agreement;
- investing in securities of AcquisitionCo and ExchangeCo or any other Affiliate of the Trust and acquiring (directly or indirectly) the Common Shares, the Notes and the NPI pursuant to the Plan of Arrangement, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating services assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "Energy Assets") and whether effected by AcquisitionCo, or any other Affiliate of the Trust through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;
- acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit, including granting guarantees, for that purpose, for the purpose of directly or indirectly acquiring Energy Assets;
- acquiring direct royalties and net profits interests;
- making loans or other advances to AmalgamationCo or any other Affiliate of the Trust;
- acquiring royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties, provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;
- disposing of any part of the Trust's monies, properties and other assets, including, without limitation, any securities of AmalgamationCo or any other Affiliate of the Trust;
- temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and
- engaging in all activities ancillary or incidental to any of those activities set forth above.

The Trustee is prohibited from acquiring any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the Distributable Cash of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the securities of AmalgamationCo and from the NPI Agreement. The Trust expects to make monthly cash distributions to Trust Unitholders (commencing September 15, 2004, assuming the Effective Date is July 15, 2004 and assuming a first Distribution Record Date of August 31, 2004) of the income earned from the securities of AmalgamationCo and from the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "The Trust - Pro Forma Distributable Cash" and "The Trust - Cash Distributions".

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "The Trust - Redemption Right") and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Trust or AmalgamationCo. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AmalgamationCo and the ability of AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

The Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by AmalgamationCo or other direct or indirect subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of AmalgamationCo in the resolution authorizing the issuance of any Special Voting Units. Except for the right to attend and vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Unit to the Voting and Exchange Agreement Trustee for the benefit of every Person who receives Exchangeable Shares pursuant to the Arrangement. See "AmalgamationCo – Share Capital" below.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund (as defined in the Trust Indenture) or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. The Trust Indenture also provides that no Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the

foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all of the business operations currently carried on by Zargon will be carried on by AmalgamationCo directly or indirectly.

The activities of the Trust and its direct and indirect wholly-owned subsidiaries, including AmalgamationCo, ExchangeCo, Newco and the Zargon Partnership, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Trust's direct and indirect subsidiaries and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Trustee, upon the recommendation of the board of directors of AmalgamationCo, may determine. The Trust Indenture also provides that AmalgamationCo may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as AmalgamationCo may determine.

Cash Distributions

The Trustee may, upon the recommendation of AmalgamationCo, as administrator, declare payable to the Unitholders all or any part of the Distributable Cash of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of repayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes.

The initial cash distribution for the period from the Effective Date of the Arrangement will be paid to Unitholders of record on August 31, 2004 and is expected to be made on or before September 15, 2004. Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "**Market Redemption Price**") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque payable on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. The entitlement of Unitholders to receive a cheque upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar quarter shall not exceed $500,000 provided that, AmalgamationCo may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows: (i) firstly, by the Trust distributing Notes, or such other series of promissory notes of AmalgamationCo as AmalgamationCo may issue to the Trust in payment of the Notes (the "**Other Notes**"), having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes and/or Other Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing Redemption Notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which Redemption Notes shall have terms and conditions substantially identical to those of the Notes and/or Other Notes.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX or the TSX Venture Exchange and are not traded or quoted on any other stock exchange or market which AmalgamationCo considers, in its sole discretion, provides representative fair market value price for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date on which such Trust Units tendered for redemption were tendered for redemption then such Unitholders shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "**Appraised Redemption Price**") equal to 90% of the fair market value thereof as determined by AmalgamationCo as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month following the month in which such Trust Units were tendered for redemption by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Other Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes, Other Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes, Other Notes or Redemption Notes. Notes, Other Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Trust Unitholders

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49 percent of the Trust Units then outstanding. The Trustee or transfer agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the transfer agent or AmalgamationCo becomes aware that the beneficial owners of 49 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent or AmalgamationCo (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the transfer agent may, make a public announcement thereof and neither the Trustee nor the transfer agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustee or transfer agent determines that 49 percent or more of the Trust Units are held by non-residents, the Trustee may, or the transfer agent may upon receiving a direction from the Trustee and suitable indemnity from the Trust, send a notice to non-resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or transfer agent (as the case may be) may consider equitable and practicable, requiring such non-resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents of Canada within such period, the Trustee (or the transfer agent on the direction of the Trustee) may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. No liability shall accrue to the Trust or the Trustee if the Trust Units of non-resident Unitholders are sold at a loss to such Unitholder.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "The Trust - Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of AmalgamationCo and the appointment of the auditors of the Trust. At every third meeting of Trust Unitholders, Trust Unitholders will be asked to re-appoint, or appoint the successor to, the Trustee of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, and the unaudited interim financial statements of the Trust, will be mailed to Trust Unitholders in accordance with the requirements of, and within the periods prescribed by, securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may resign on giving not less than 60 days' notice in writing to AmalgamationCo. The Trustee may also be removed by special resolution of the Unitholders. Such resignation or removal shall not become effective until (a) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee or the Trustee to be removed, and (b) a legal and valid assumption by the new Trustee of all obligations of the Trustee related thereto in the same capacities as the resigning Trustee or the Trustee to be removed.

Delegation of Authority, Administration and Trust Governance

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by the management of AmalgamationCo. The Trustee will enter into an administration agreement (the "**Trust Administration Agreement**") pursuant to which AmalgamationCo will provide certain administrative services and facilities to the Trust. For information respecting the principal occupations and experience and qualifications of the initial directors and officers of AmalgamationCo, see Zargon's annual information form dated May 11, 2004 (the "**AIF**"), "Directors and Officers", which is incorporated by reference herein.

The board of directors of AmalgamationCo has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to AmalgamationCo responsibility for any and all matters relating to the following: (i) an offering of securities of the Trust; (ii) ensuring compliance with all applicable laws, including in relation to an offering of securities of the Trust; (iii) all matters relating to the content of any documents relating to an offering of securities of the Trust, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of, the material contracts of the Trust; (v) all matters concerning any subscription agreement or underwriting or agency agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to acquire Trust Units; (vi) all matters concerning the Arrangement, the Arrangement Agreement and the Plan; (vii) all matters relating to the redemption of Trust Units; (viii) all matters relating to the voting rights on any investments of the Trust; (ix) all matters relating to the specific powers and authorities as set forth in the Trust Indenture; (x) the adoption of a Unitholder rights plan and other miscellaneous matters relating to the maximization of Unitholder value; and (xi) all matters relating to amending AmalgamationCo's articles to create a class or classes of exchangeable shares.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust

Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of AmalgamationCo, or any other person to whom the Trustee has, with the consent of AmalgamationCo, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by AmalgamationCo to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by special resolution.

The Trustee may, without the approval of any of the Trust Unitholders or any other person, amend the Trust Indenture for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any direct royalties sale agreement and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(f) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(g) making any modification in the form of Trust Unit certificate to conform with the provisions of the Trust Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (i) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (ii) a quorum of holders of not less than 50% of the issued and outstanding Trust Units is present in person or represented by proxy; and (iii) the termination must be approved by special resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust (including any direct royalties) in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized pursuant to the special resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until any direct royalties shall have been disposed of, and under no circumstances shall any Unitholders come into possession of any interest in any royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets (including any direct royalties) together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

Exercise of Voting Rights Attached to Common Shares of AmalgamationCo

The Trust Indenture prohibits the Trustee from voting, or causing to be voted, the common shares of AmalgamationCo with respect to (i) the election of directors of AmalgamationCo, (ii) the appointment of auditors of AmalgamationCo, or (iii) the approval of AmalgamationCo's financial statements (if required by applicable legislation), except in accordance with an ordinary resolution adopted at an annual meeting of Unitholders.

The Trustee is also prohibited from voting, or causing to be voted, the common shares of AmalgamationCo or other securities of its Affiliates to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Trust, taken as a whole, except in conjunction with an internal reorganization of the direct or indirect assets of AmalgamationCo or any other Affiliate of the Trust as a result of which AmalgamationCo, the Trust or any other Affiliate of the Trust has the same, or substantially similar interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation or merger of AmalgamationCo or any other Affiliate of the Trust with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving AmalgamationCo or any other Affiliate of the Trust, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of AmalgamationCo to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of AmalgamationCo to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of AmalgamationCo's shares in a manner which may be prejudicial to the Trust, provided, however, that the Trustee shall have the authority to take such steps as may be necessary to amend the articles of AmalgamationCo to create a class or classes of exchangeable shares;

without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

Consolidated Capitalization

Upon the completion of the Arrangement, an aggregate of approximately 14.62 million Trust Units will be issued and outstanding, assuming that no Securityholders exercise their Dissent Rights, that 3.66 million Exchangeable Shares are issued pursuant to the Arrangement and that all of the outstanding in-the-money Options are exercised prior to the Effective Date. For further particulars regarding the consolidated capitalization of the Trust subsequent to the completion of the Arrangement, see "Unaudited Pro Forma Consolidated Financial Statements of Zargon Energy Trust" attached as Schedule A to this Appendix.

Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned on a consolidated basis by the Trust following the completion of the Arrangement, for the periods indicated. This table should be read in conjunction with the "unaudited pro forma consolidated financial statements" of the Trust included in Schedule A of this Appendix H.

	Pro Forma Three Months Ended March 31, 2004
	(unaudited) ($000's)
Production revenue	27,704
Royalties	(5,923)
Operating expenses	(4,615)
Net operating revenue	17,166

		Pro Forma Three Months Ended March 31, 2004
		(unaudited)
Average Daily Production		
Light/medium crude oil & NGL (Bbls/d)		3,355
Natural gas (Mmcf/d)		27.21
Oil equivalent (Boe/d)		7,889
Average Net Product Prices Received		
Light/medium crude oil & NGL ($/Bbl)		39.96
Natural gas ($/Mcf)		6.26
Undeveloped Land Holdings (net acres) (as at March 31, 2004)		405,000
	Gross [(1)]	Net [(2)]
Proved Reserves (as at December 31, 2003) [(3)]		
Light/medium crude oil & NGL (Mmbbls)	10,502	8,589
Natural gas (Bcf)	48.95	39.46
Oil equivalent (Mmboe)	18,660	15,166
Proved Plus Probable Reserves (as at December 31, 2003)[(3)]		
Light/medium crude oil & NGL (Mmbbls)	13,562	11,101
Natural gas (Bcf)	67.07	53.69
Oil equivalent (Mmboe)	24,741	20,269

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned by AmalgamationCo, directly or indirectly, before deduction of any royalties.

(2) "Net" reserves are defined as those reserves accruing to AmalgamationCo, directly or indirectly, after Crown and freehold royalties have been deducted.

(3) Reserve information taken from the McDaniel Report is at December 31, 2003 based on escalated prices.

Pro Forma Distributable Cash

The following is a summary of selected pro forma financial information for the oil and natural gas assets owned, directly or indirectly, by AmalgamationCo following the completion of the Arrangement, for the periods indicated.

Management of the Trust and Zargon have provided the following analysis to assist the Trust and Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Unitholders had the Trust been in existence for the three month period ended March 31, 2004. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained all of of Zargon's existing proved producing reserves and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Zargon and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that deviation of these expenses would not result in material changes to the amounts shown below.

The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

	Pro Forma Three Months Ended March 31, 2004 (unaudited) ($000's, except per unit amounts)
Cash flow from operations	15,462
Add (deduct):	
Capital expenditures	(9,768)
Funds drawn from bank debt and working capital	446
Distributable Cash [(1)]	6,140
Distributable Cash Per Trust Unit Only[(2)] **($)**	0.42
Per month ($)	0.14
Weighted Average Number of Total Trust Units and Exchangeable Shares (thousand)[(2)]	
Trust units	14,620
Exchangeable shares	3,660
Total	18,280

Notes:

(1) Distributable Cash is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities. Distributable Cash is estimated herein to be approximately 50% of cash flow from operations including a non-cash allocation to Exchangeable Shares. It is expected that Distributable Cash will be substantially all taxable.

(2) The holders of the Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo, rather the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.

Unit Rights Incentive Plan

Assuming that all necessary regulatory and Securityholder approvals are received, the Trust will implement a trust unit rights incentive plan.

See the section of the Information Circular entitled "Other Matters to be Brought Before the Meeting – Approval of the Unit Rights Incentive Plan" for a description of the Unit Rights Incentive Plan and Appendix I for a complete copy of the Unit Rights Incentive Plan.

AMALGAMATIONCO

General

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo, ZRL and Zargon. The disclosure in this Appendix regarding AmalgamationCo has been prepared assuming that the Arrangement has become effective.

Upon completion of the Arrangement, the former Zargon Shareholders will own all of the Trust Units of the Trust and/or Exchangeable Shares of AmalgamationCo, the Trust will own all of the common shares and Notes of AmalgamationCo and an interest in the NPI, AmalgamationCo will hold all of the securities of Newco and approximately 99% of the securities of the Zargon Partnership, Newco will hold approximately 1% of the securities of the Zargon Partnership. On a consolidated basis, the Trust will hold the same oil and gas assets as Zargon held prior to the Arrangement becoming effective. For further information on the Plan of Arrangement, see the section of the Information Circular entitled "The Arrangement".

The head office and registered office of AmalgamationCo will be located at 700, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

Petroleum and Natural Gas Properties and Reserves

For information with respect to Zargon's business and properties, including its oil and natural gas reserves and the McDaniel Report, see the disclosure under "General Development of the Business" and "Description of the Business" in Zargon's AIF, which is incorporated by reference into this Information Circular.

Directors and Officers

For information respecting the principal occupations and experience and qualifications of the initial directors and officers of AmalgamationCo, see Zargon's AIF, "Directors and Officers".

Personnel

As at the date hereof, Zargon employed 30 individuals on a full-time basis and 5 individuals on a part-time basis. Substantially all of these personnel will remain as employees of AmalgamationCo following the Arrangement.

Executive Compensation

All current executive officers of Zargon will remain with AmalgamationCo following the Arrangement. Following the completion of the Arrangement, it is anticipated that executive officers of AmalgamationCo will be paid salaries at current levels. For information with respect to past executive compensation of Zargon, please see the information under "Directors' and Officers' Compensation" in Zargon's information circular and proxy statement (the "**AGM Circular**") dated April 2, 2004 in respect of Zargon's annual and special meeting held on May 17, 2004, which AGM circular is incorporated by reference into this Information Circular. The employment agreements currently entered into with its executive officers will remain in place. Please see the disclosure under the heading "Directors' and Officers' Compensation" in the AGM Circular for details of the current employment agreements.

Directors who are not also employees of AmalgamationCo will be paid an annual retainer fee of $10,000 and a fee of $1,000 for attendance at board meetings, $500 for attendance at each telephone board meeting and $500 for attendance at each committee meeting. A $7,000 retainer will be paid to the Chairman of the Audit Committee and a $3,000 retainer will be paid to the Chairmen of the Compensation, Governance and Reserve Committees. Directors will also be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors of Zargon will be eligible to participate in the Unit Rights Incentive Plan.

Share Capital

Following the amalgamation, AmalgamationCo will be authorized to issue an unlimited number of common shares and an unlimited number of Exchangeable Shares. Upon completion of the Arrangement, the Trust will be the sole

holder of the issued and outstanding common shares of AmalgamationCo. The Trust will also be the sole holder of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share Provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement, which are attached as Appendix D, Appendix E and Appendix F to this Information Circular.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units. Holders of Exchangeable Shares will not receive cash distributions from the Trust or AmalgamationCo. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.

Ranking

The Exchangeable Shares will rank in priority to any common shares of AmalgamationCo and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of AmalgamationCo.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of AmalgamationCo. AmalgamationCo anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

AmalgamationCo will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of AmalgamationCo or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of AmalgamationCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or common shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in paragraphs (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of AmalgamationCo

In the event of the liquidation, dissolution or winding-up of AmalgamationCo or any other proposed distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from AmalgamationCo, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units as is equal to the Exchange Ratio at such time. "**Trust liquidation event**" means:

- any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

- the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require AmalgamationCo to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "**Retraction Price**") per Exchangeable Share equal to the value of that number of Trust Units as is equal to the Exchange Ratio as at the date of redemption (the "**Retraction Date**"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on

account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to AmalgamationCo or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request (a "**Retraction Request**") and such other documents as may be reasonably required to effect the retraction of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which AmalgamationCo or the transfer agent receives the Retraction Request. Unless otherwise requested by the holder and agreed to by AmalgamationCo, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests AmalgamationCo to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "**Retraction Call Right**") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested AmalgamationCo to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, AmalgamationCo will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise AmalgamationCo within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by AmalgamationCo. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested AmalgamationCo to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by AmalgamationCo, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Agreement Trustee to exercise the optional exchange right (the "**Optional Exchange Right**") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement - Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, AmalgamationCo is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, AmalgamationCo will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by AmalgamationCo will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Voting and Exchange Trust Agreement - Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, AmalgamationCo:

(a) will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of AmalgamationCo (the "**Automatic Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "**Redemption Price**"), to be satisfied by the delivery of such number of Trust Units;

(b) may, after the fifth anniversary of the Effective Date (the "**Optional Redemption Date**"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "**Annual Redemption Date**"), redeem up to that number of Exchangeable Shares equal to 10% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price per

Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units; and

(d) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 350,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "**De Minimus Redemption Date**" and, collectively with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "**Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

AmalgamationCo will, at least 90 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by AmalgamationCo.

The Trust and ExchangeCo will have the right (the "**Redemption Call Right**"), notwithstanding a proposed redemption of the Exchangeable Shares by AmalgamationCo on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercises the Redemption Call Right, then AmalgamationCo's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of AmalgamationCo or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, AmalgamationCo must take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with their obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of AmalgamationCo, the Trust or ExchangeCo to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

Notes

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "**Note Indenture**") to be dated on or before the effective date of the Arrangement and made between AcquisitionCo and Valiant Trust Company, as trustee (the "**Note Trustee**"), which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture. For a summary of the material attributes and characteristics of the Notes, see Schedule A to the Plan, which is attached as part of Exhibit 1 to Appendix C to this Information Circular.

Terms and Issue of Notes

Pursuant to the Arrangement, Notes will be issued by AcquisitionCo to the Trust and to former Shareholders. Notes issued to former Shareholders are to be transferred by such Shareholders to the Trust in exchange for Trust Units. Accordingly, the Note Indenture will provide that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee shall then on behalf of such Shareholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Shareholders in accordance with the Arrangement.

The Notes will be unsecured and bear interest from the date of issue at a rate per annum which will be set on the Effective Date. Interest will be payable for each month during the term on or about the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is intended to be due on September 10, 2004 for the period commencing on the Effective Date of the Arrangement and ending on August 31, 2004.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture will provide that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an Event of Default (as defined below) and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Ranking

The Notes will be unsecured debt obligations of AmalgamationCo and will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

Events of Default

The Note Indenture will provide that any of the following shall constitute an "Event of Default": (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if AmalgamationCo has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $100 million in the aggregate and AmalgamationCo has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or

performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AmalgamationCo specifying such default and requiring AmalgamationCo to rectify the same; (vi) AmalgamationCo ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by AmalgamationCo under material agreements if property having a fair market value in excess of $100 million in the aggregate is liable to forfeiture or termination.

NPI Agreement

Coincident with the Arrangement becoming effective, AmalgamationCo and the Trust will enter into the NPI Agreement, pursuant to which AmalgamationCo will grant and set over to the Trust the right to receive certain payments (the "**NPI**") on petroleum and natural gas rights held by AmalgamationCo from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to AmalgamationCo, the Trust shall pay AmalgamationCo an amount (the "**Deferred Purchase Price Obligation**") equal to: (a) the portion of acquisition costs ("**Future Acquisition Costs**") for petroleum and natural gas rights and, if applicable, related tangibles and miscellaneous interests beneficially owned by AmalgamationCo from time to time ("**Property Interests**") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("**Capital Expenditures**"), which are attributable to "Canadian resource property" in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by AmalgamationCo of such indebtedness. In addition, the Trust will pay over to AmalgamationCo, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by AmalgamationCo. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from AmalgamationCo for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine percent (99%) of certain deductible production costs for such period. AmalgamationCo may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If AmalgamationCo wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the board of directors of AmalgamationCo must approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by AmalgamationCo, such disposition must be approved by a special resolution of the Unitholders. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

ZARGON PARTNERSHIP

The Zargon Partnership is a general partnership formed by Zargon and ZRL under the *Partnership Act* (Alberta). The following is a summary of the material attributes and characteristics of the partnership agreement (the "**Partnership Agreement**") governing the Zargon Partnership. This summary is qualified in its entirety by reference to the provisions of the Partnership Agreement which contains a complete statement of those attributes and characteristics.

General

Upon completion of the Arrangement, the former Zargon Shareholders will own all of the Trust Units of the Trust and/or Exchangeable Shares of AmalgamationCo, the Trust will own all of the common shares and Notes of AmalgamationCo and an interest in the NPI, AmalgamationCo will hold all of the securities of Newco and approximately 99% of the securities of the Zargon Partnership, Newco will hold approximately 1% of the securities of the Zargon Partnership. On a consolidated basis, the Trust will hold the same oil and gas assets as Zargon held prior to the Arrangement becoming effective. For further information on the Plan of Arrangement, see the section of the Information Circular entitled "The Arrangement".

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Unit to Valiant Trust Company, the Voting and Exchange Agreement Trustee, for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Agreement Trustee by the Trust, the Voting and Exchange Agreement Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and AmalgamationCo are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, AmalgamationCo, the Trust or ExchangeCo will give notice thereof to the Voting and Exchange Agreement Trustee. As soon as practicable thereafter, the Voting and Exchange Agreement Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Optional Exchange Right.

If, as a result of solvency provisions of applicable law, AmalgamationCo is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust will agree that:

(a) the Trust will take all actions and do all things necessary to ensure that AmalgamationCo is able to pay to the holders of the Exchangeable Shares the liquidation amount in the event of a liquidation, dissolution or winding-up of AmalgamationCo, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by AmalgamationCo; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of AmalgamationCo.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a) additional Trust Units or securities convertible into Trust Units;

(b) rights, options or warrants for the purchase of Trust Units; or

(c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan approved for holders of Trust Units by the board of directors of AcquisitionCo (or its successor, AmalgamationCo) or the approval of holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, be and remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of AmalgamationCo, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of AmalgamationCo and the

Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

RISK FACTORS

An investment in the Trust and its subsidiaries should be considered highly speculative due to the nature of the Trust's activities. The following is a summary of certain risk factors relating to the activities of the Trust and its subsidiaries and the ownership of Trust Units and Exchangeable Shares which prospective investors should carefully consider before making an investment decision relating to Trust Units or Exchangeable Shares. A prospective investor should carefully consider all such risk factors. An investment in Trust Units or Exchangeable Shares should only be made by persons who can afford a significant or total loss of their investment.

Risks Relating to the Oil and Natural Gas Business

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report are only an estimate and the actual production and ultimate reserve recovered from Zargon's properties may be greater or less than the independently prepared estimates of McDaniel.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by AmalgamationCo for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on AmalgamationCo, including AmalgamationCo's ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to AmalgamationCo and possible liability to third parties. AmalgamationCo will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. AmalgamationCo may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions

properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of AmalgamationCo or their subsidiaries to certain properties. Such circumstances could impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of AmalgamationCo or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on AmalgamationCo.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and AmalgamationCo will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust or AmalgamationCo. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risks Relating to an Investment in the Trust

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in AmalgamationCo, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Although the Trust currently anticipates using approximately 50% of its Distributable Cash to continue to explore for natural gas reserves and exploit existing oil reserves, it will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, AmalgamationCo's initial production levels and reserves may decline.

AmalgamationCo's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on AmalgamationCo's success in exploiting its reserve base, exploring its undeveloped land base and acquiring additional reserves. Without reserve additions through acquisition or development activities, AmalgamationCo's reserves and production will decline over time as reserves are exploited.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

Debt Service

AmalgamationCo may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AmalgamationCo of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over all of the assets of AmalgamationCo and the Zargon Partnership. If AmalgamationCo becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of AmalgamationCo and the Zargon Partnership.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to AmalgamationCo, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of AmalgamationCo

AmalgamationCo is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by AmalgamationCo are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. AmalgamationCo intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses, if any, plus resource pools and UCC created by capital expenditures of AmalgamationCo. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of AmalgamationCo, then cash taxes would be payable by AmalgamationCo. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against AmalgamationCo, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see "Description of the Business – Industry Conditions" in Zargon's AIF, which is incorporated by reference into this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, including this Appendix, none of the directors, officers or principal shareholders of Zargon and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Zargon or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of AmalgamationCo will be subject in connection with the operations of AmalgamationCo. In particular, certain of the directors and officers of AmalgamationCo may be involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Trust and AmalgamationCo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Trust and AmalgamationCo. See "AmalgamationCo - Directors and Officers". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Zargon, or any of their associates, to Zargon, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Zargon.

MATERIAL CONTRACTS

Following the completion of the Arrangement, AmalgamationCo will be a party to all of the material contracts of each of AcquisitionCo and Zargon. The only material contracts entered into by the Trust, by AcquisitionCo or by Zargon during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

1. the Arrangement Agreement;
2. the Trust Indenture;

3. the Trust Administration Agreement;

4. the Support Agreement;

5. the Voting and Exchange Trust Agreement;

6. the NPI Agreement; and

7. the Note Indenture.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Zargon, the Trust, AcquisitionCo, ExchangeCo, AmalgamationCo, Newco and the Zargon Partnership by Burnet, Duckworth & Palmer LLP. Certain information relating to Zargon's reserves has been prepared by McDaniel. As of the date hereof, partners and associates of Burnet, Duckworth & Palmer LLP and directors and officers of McDaniel hold none of the outstanding securities of the Trust and less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

Valiant Trust Company, at its principal offices in Calgary, Alberta, and through its co-agent, Equity Transfer Services Inc., at its principal offices in Toronto, Ontario, will be the registrar and transfer agent for the Trust Units.

SCHEDULE A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF

ZARGON ENERGY TRUST

COMPILATION REPORT

To the Board of Directors of Zargon Oil & Gas Ltd., as Administrator of Zargon Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Zargon Energy Trust (the "Trust") as at March 31, 2004 and the unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2004 and the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the column captioned "Zargon Energy Trust" to the audited balance sheet of the Trust as at March 31, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "Zargon Oil & Gas Ltd. as previously reported" and "Zargon Oil & Gas Ltd.", to the audited consolidated financial statements of Zargon Oil & Gas Ltd. ("Zargon") as at and for the year ended December 31, 2003 or the interim unaudited consolidated financial statements of Zargon as at March 31, 2004 and for the three-month period then ended, as appropriate, and found them to be in agreement.

3. Compared the figures in the column captioned "Effect of Change in Accounting Policy" to Zargon's accounting records and found them to be in agreement.

4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments; and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the Securities Act of the Province of Alberta (the "Act").

   The officials:

   a) described to us the basis for determination of pro forma adjustments, and

   b) stated that the unaudited pro forma consolidated financial statements comply as to form, in all material respects, with the regulatory requirements of the Act.

5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Zargon Energy Trust", "Zargon Oil & Gas Ltd. as previously reported", "Effect of Change in Accounting Policy", and "Zargon Oil & Gas Ltd." as at March 31, 2004 and for the three months then ended and the year ended December 31, 2003, as appropriate, and found the amounts in the columns captioned "Pro forma Zargon Energy Trust" and "Zargon Oil & Gas Ltd. as restated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"Ernst & Young LLP"*
Chartered Accountants

Calgary, Alberta
June 18, 2004

ZARGON ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the Three Months Ended March 31, 2004
(Unaudited)

($ thousand, except share/unit and per share/unit amounts)	Zargon Oil & Gas Ltd.	Pro forma Adjustments	Note	Pro forma Zargon Energy Trust
Revenue				
Petroleum and natural gas revenue	27,704			27,704
Hedging	(273)			(273)
Royalties (net of Alberta Royalty Tax Credit)	(5,923)			(5,923)
	21,508			21,508
Expenses				
Production	4,615			4,615
General and administrative	962			962
Stock-based compensation	91			91
Interest	85	270	2f	355
Foreign exchange gain	(41)			(41)
Accretion of asset retirement obligations	259			259
Depletion and depreciation	6,217			6,217
	12,188	270		12,458
Earnings before income taxes	9,320	(270)		9,050
Income taxes				
Future	3,667	(108)	2a	3,559
Current	114			114
	3,781	(108)		3,673
Net earnings for the period	5,539	(162)		5,377
Weighted average number of common shares - basic (thousand)	18,140			
Weighted average number of common shares - diluted (thousand)	18,725			
Net earnings per basic common share ($)	0.31			
Net earnings per diluted common share ($)	0.30			
Weighted average number of total trust units and exchangeable shares (thousand) (notes 1, 2d and 3)				18,280
Net earnings per trust unit and exchangeable share ($)				0.29

See accompanying notes to the pro forma consolidated financial statements

ZARGON ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the Year Ended December 31, 2003
(Unaudited)

($ thousand, except share/unit and per share/unit amounts)	Zargon Oil & Gas Ltd. as previously reported	Effect of Change in Accounting Policy (Note 4)	Zargon Oil & Gas Ltd. as restated	Pro forma Adjustments	Note	Pro forma Zargon Energy Trust
Revenue						
Petroleum and natural gas revenue	101,657		101,657			101,657
Hedging	(2,882)		(2,882)			(2,882)
Royalties (net of Alberta Royalty Tax Credit)	(22,508)		(22,508)			(22,508)
	76,267		76,267			76,267
Expenses						
Production	17,201		17,201			17,201
General and administrative	3,542		3,542			3,542
Stock-based compensation	264		264			264
Interest	771		771	533	2f	1,304
Foreign exchange gain	(297)		(297)			(297)
Site restoration	1,567	(1,567)	-			-
Accretion of asset retirement obligations	-	1,172	1,172			1,172
Depletion and depreciation	19,008	652	19,660			19,660
	42,056	257	42,313	533		42,846
Earnings before income taxes	34,211	(257)	33,954	(533)		33,421
Income taxes						
Future	9,278	(91)	9,187	(222)	2a	8,965
Current	406		406	500	2b	906
	9,684	(91)	9,593	278		9,871
Net earnings for the year	24,527	(166)	24,361	(811)		23,550
Weighted average number of common shares - basic (thousand)	17,824		17,824			
Weighted average number of common shares - diluted (thousand)	18,373		18,373			
Net earnings per basic common share ($)	1.38	-	1.37			
Net earnings per diluted common share ($)	1.33	-	1.33			
Weighted average number of total trust units and exchangeable shares (thousand) (notes 1, 2d and 3)						18,280
Net earnings per trust unit and exchangeable share ($)						1.29

See accompanying notes to the pro forma consolidated financial statements

ZARGON ENERGY TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2004
(Unaudited)

($ thousand)	Zargon Energy Trust	Zargon Oil & Gas Ltd.	Pro forma Adjustments	Note	Pro forma Zargon Energy Trust
ASSETS					
Current					
Cash	2	-			2
Accounts receivable	-	13,099			13,099
Prepaid expenses and deposits	-	1,504			1,504
	2	14,603			14,605
Property and equipment, net	-	171,576			171,576
	2	186,179			186,181
LIABILITIES					
Current					
Bank indebtedness	-	3,675			3,675
Accounts payable and accrued liabilities	-	17,101			17,101
	-	20,776			20,776
Asset retirement obligations	-	12,469			12,469
Future income taxes	-	33,841			33,841
SHAREHOLDERS'/UNITHOLDERS' EQUITY					
Share capital		43,213	(43,213)	2e	-
Unitholders' equity	2	-	43,213	2e	43,215
Contributed surplus	-	336		2e	336
Retained/accumulated earnings	-	75,544			75,544
	2	119,093			119,095
	2	186,179			186,181

See accompanying notes to the pro forma consolidated financial statements

ZARGON ENERGY TRUST
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENTS OF EARNINGS

As at and for the three months ended March 31, 2004 and the year ended December 31, 2003

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2004 and the unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2004 and the year ended December 31, 2003 (collectively the "Unaudited Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement to convert Zargon Oil & Gas Ltd. ("Zargon") from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a portion of cash flow to Zargon Energy Trust (the "Trust") Unitholders. Zargon Oil & Gas Ltd. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust formed on the amalgamation of Zargon, Zargon Resources Ltd. and Zargon AcquisitionCo Inc. will hold a working interest in certain oil and gas properties.

The Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Declaration of Trust dated June 17, 2004 and has $2,000 in cash and unitholders' equity. These amounts have been included in the Unaudited Pro Forma Statements.

The Unaudited Pro Forma Statements include the accounts of the Trust, certain partnership interests and its wholly-owned subsidiaries.

The Unaudited Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in Notes 2 and 3 as if they had occurred at March 31, 2004. The unaudited pro forma consolidated statements of earnings give effect to the assumed transactions and assumptions described in Notes 2 and 3 as if they had occurred at January 1, 2003, the beginning of the most recently completed financial year for which audited financial statements have been prepared. The Unaudited Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Unaudited Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Zargon as at, and for the year ended December 31, 2003 (adjusted for a change in accounting policy – see note 4) and the interim unaudited consolidated financial statements as at, and for the three months ended March 31, 2004 ("Zargon Historical Financial Statements"). The Unaudited Pro Forma Statements have been prepared from information derived from, and should be read in conjunction with, the Zargon Historical Financial Statements incorporated by reference in this Information Circular. In the opinion of management, the Unaudited Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

Under the proposed Plan of Arrangement as contemplated herein, it is assumed that all holders of Zargon common shares will exchange each common share for one Trust Unit or one Exchangeable Share which is exchangeable for one Trust Unit. Issuance of Exchangeable Shares is limited to a maximum of 3.66 million shares as set out in the Plan of Arrangement. The Plan of Arrangement is subject to shareholder and court approval. Unitholders will receive monthly distributions of cash as set out by management (see Note 3). Holders of Exchangeable Shares will not receive cash distributions, rather, on each distribution payment date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the distribution.

The estimated Trust Units and Exchangeable Shares as at the effective date of the Plan of Arrangement are based on the number of Zargon shares outstanding as at May 31, 2004 and the assumption that no stock options will be exercised through to the effective date. The estimated Trust Units and Exchangeable Shares are set out as follows:

(thousand)	
Estimated Zargon shares eligible for conversion to Trust Units and Exchangeable Shares on a one-to-one basis (note 2d)	18,280
Allocated as follows:	
Exchangeable Shares - assuming maximum utilization as per Plan of Arrangement	3,660
Trust Units	14,620
Total Trust Units	18,280

If holders of vested options elected to exercise their options prior to the effective date of the Plan of Arrangement, additional Trust Units would be outstanding. For purposes of the above calculation no stock options have been assumed exercised from May 31, 2004 through to the effective date of the Plan of Arrangement, leaving 1,430,000 options (outstanding as of May 31, 2004) to receive the eligible cash payment (see note 2d), but which alternatively could be exercised and converted as part of the Plan of Arrangement, increasing the Total Trust Units accordingly.

Under the proposed Trust's Unit Rights Incentive Plan, Trust Units (representing approximately 10% of the number of Trust Units and Exchangeable Shares to be outstanding following completion of the Plan of Arrangement) will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Rights may be exercised during a period not exceeding five years from the date upon which the Right was granted and shall vest over a three-year period. The grant price per Right shall equal the closing price of Trust Units on the TSX on the last trading day immediately preceding the Grant Date. The exercise price per Right shall be calculated by deducting from the Grant Price the amount by which monthly distributions, on a per Unit basis, made by the Trust after the Grant Date, exceed a return of 0.833% per month of the Trust's recorded cost of oil and gas properties (excluding any ceiling test write downs) less accumulated depletion and depreciation and any future income tax liability associated with such oil and natural gas properties at the end of the preceding quarter, on a per Unit basis (calculated based on the outstanding Units plus Units reserved for issuance upon the exchange of outstanding Exchangeable Shares). No provision has been made in the Unaudited Pro Forma Statements for any compensation expense relating to the proposed Unit Rights Incentive Plan.

2. Pro Forma Assumptions and Adjustments

The Unaudited Pro Forma Statements give effect to the following assumptions and adjustments:

(a) Future income tax expense has been adjusted by $108 thousand and $222 thousand for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments using the historical effective tax rate of Zargon (March 31, 2004 – 39.9% and December 31, 2003 – 41.6%).

(b) For the year ended December 31, 2004 Large Corporations Tax has been adjusted by $500 thousand for the estimated one-time impact arising as a result of the Plan of Arrangement. Current income taxes are eliminated as the Trust is able to, and intends to claim a deduction for all amounts paid to unitholders. To the extent earnings are retained in the Trust for additional capital projects, the Trust may be taxable at some future date.

(c) Costs related to the Plan of Arrangement are estimated to be $1.5 million (pretax) and have not been included in the accompanying Unaudited Pro Forma Statements.

(d) No Rights are assumed to be issued under the proposed Trust's Unit Rights Incentive Plan during the periods reported. The actual number of Trust Units outstanding after the Plan of Arrangement will depend on the number of options that are exercised and converted into Trust Units or Exchangeable Shares. In this regard, under the Plan of Arrangement Optionholders can elect as follows:

   i. exercise their options and receive Common Shares of Zargon which will be exchanged for Trust Units and/or Exchangeable Shares or;
   ii. have their options purchased by Zargon at a price equivalent to the "in-the-money" value of the option.

   Under (i) above, the exercise of the full amount of outstanding options (based on May 31, 2004 outstanding stock options) would result in the receipt of option proceeds of $14.6 million. Under (ii) above, the purchase of the options at a trading price as established in the Plan of Arrangement in excess of the average stock option exercise price would result in aggregate amounts payable to the Optionholder. Based upon the intrinsic value of the stock options over the five consecutive trading days ending two days prior to the June 17, 2004 agreement date of the Plan of Arrangement, the cost of settling Zargon's outstanding stock options would be approximately $10.0 million before tax. Settlement of stock options could result in additional stock-based compensation.

   None of these amounts are included in the Unaudited Pro Forma Statements.

(e) The conversion of all issued and outstanding Zargon common shares into Trust Units or Exchangeable Shares will take place on a one-for-one basis.

   As detailed in note 1, no stock-based compensation expense has been recognized for the proposed Unit Rights Incentive Plan. Unitholders' equity includes both Trust Units and Exchangeable Shares to be issued under the Plan of Arrangement.

(f) Interest expense ($270 thousand for the three months ended March 31, 2004 and $533 thousand for the year ended December 31, 2003) has been calculated on additional bank indebtedness, which would have been incurred to fund the Trust's capital program had management distributed their intended $0.14 per Trust Unit per month over the period of the Unaudited Pro Forma Statements.

3. Distributable Cash

Distributable cash is a non-GAAP measure and represents the cash flow from operations combined with additional funds, and net of capital expenditures (as outlined in the table below). The cash available for distribution could be distributed entirely to the unitholders or reduced by a discretionary amount to fund capital expenditures or to stabilize distributions by protecting against volatile changes in oil and gas commodity prices. Management of Zargon has indicated that they intend to initially distribute, on a monthly basis, $0.14 per outstanding Trust Unit. Exchangeable Shares are not eligible for cash distributions.

Distributable cash is not an earnings measurement recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash in other similar trust entities.

($ thousand)	Three Months Ended March 31, 2004	Year Ended December 31, 2003
Net earnings for the period – pro forma	5,377	23,550
Add (deduct) non-cash items:		
Depletion and depreciation	6,217	19,660
Accretion of asset retirement obligations	259	1,172
Unrealized foreign exchange gain	(41)	(297)
Stock-based compensation	91	264
Future income taxes	3,559	8,965
Cash flow from operations	15,462	53,314
Add (deduct):		
Capital expenditures	(9,768)	(39,909)
Funds drawn from revolving credit facility, changes in working capital, and other	446	11,157
Distributable cash for the period	6,140	24,562
Distributable cash per Trust Unit only ($)	0.42	1.68
- per month ($)	0.14	0.14
(note – Exchangeable Shares are not eligible for cash distributions)		
Weighted average number of total Trust Units and Exchangeable Shares (thousand) (notes 1 and 2d)		
Trust Units	14,620	14,620
Exchangeable Shares	3,660	3,660
Total Trust Units	18,280	18,280

4. Change in Accounting Policy

On January 1, 2004, Zargon retroactively adopted the Canadian Institute of Chartered Accountants recommendation on "Asset Retirement Obligations", see note 2 of the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004. Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit-of-production basis.

Under the new accounting standard for Asset Retirement Obligations, Zargon records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until Zargon expects to settle the retirement obligation. The asset retirement costs are depleted using the unit-of-production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

The unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2004 and the unaudited pro forma consolidated balance sheet as at March 31, 2004 reflect the new accounting policy.

The consolidated statement of earnings for the year ended December 31, 2003 was not originally prepared to reflect this new accounting policy and thus has been adjusted accordingly in the above unaudited pro forma consolidated statement of earnings for the year ended December 31, 2003.

The effect of adopting this new policy on the December 31, 2002 consolidated statement of earnings (not included in these Unaudited Pro Forma Statements but incorporated by reference into this Information Circular) and the related impact on basic and diluted per share amounts is negligible.

SCHEDULE B

BALANCE SHEET

OF

ZARGON ENERGY TRUST

AUDITORS' REPORT

To the Trustee of
Zargon Energy Trust:

We have audited the balance sheet of Zargon Energy Trust as at June 17, 2004. This financial statement is the responsibility of the Zargon Energy Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Zargon Energy Trust as at June 17, 2004 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
June 18, 2004

(signed) "*Ernst & Young LLP*"
Chartered Accountants

ZARGON ENERGY TRUST

BALANCE SHEET

As at	June 17, 2004
ASSETS	
Current	
Cash	$2,000
	$2,000
UNITHOLDERS' EQUITY	
Unitholders' equity	
Unitholders' equity	$2,000
	$2,000

See accompanying notes

On behalf of the Board of Zargon Oil & Gas Ltd.:

(signed) "*C.H. Hansen*"
Director

(signed) "*J.O. McCutcheon*"
Director

ZARGON ENERGY TRUST

NOTES TO FINANCIAL STATEMENT

1. FORMATION AND FINANCIAL PRESENTATION

Zargon Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated June 17, 2004. The Trust will be managed by Zargon Oil & Gas Ltd. ("AmalgamationCo"), a wholly-owned subsidiary of the Trust.

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. UNITHOLDERS' EQUITY

a. ***Authorized***

An unlimited number of Trust Units

b. ***Issued***

	Number of Units	Consideration
Trust Units		
Balance as at June 17, 2004	-	$ -
Issued upon settlement	100	2,000
Balance as at June 17, 2004	**100**	**$2,000**

3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Zargon Oil & Gas Ltd. ("Zargon"), Zargon AcquisitionCo Inc. ("AcquisitionCo") and the Trust, Zargon and AcquisitionCo will amalgamate to form AmalgamationCo, which will be a wholly-owned subsidiary of the Trust. The Plan of Arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed by the end of July, 2004.

APPENDIX I

TRUST UNIT RIGHTS INCENTIVE PLAN

TRUST UNIT RIGHTS INCENTIVE PLAN

This document sets out the terms and conditions of the Unit Rights Incentive Plan (the "Plan") of Zargon Energy Trust (the "Trust") adopted, approved and administered by the board of directors (the "Board") of Zargon Oil & Gas Ltd. ("Zargon") and the unitholders of the Trust effective as of July •, 2004.

1. The purpose of the Plan is to provide directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "Service Providers"), of the Trust and any of its subsidiaries, including Zargon, with an opportunity to acquire rights ("Rights") to acquire units ("Units") of the Trust as designated from time to time by the Board of Zargon. This will provide an increased incentive for these Service Providers to contribute to the future success and prosperity of the Trust, thus enhancing the value of the Units for the benefit of all the unitholders of the Trust.

2. The Plan shall come into effect on July •, 2004, subject to the approval thereof by the Toronto Stock Exchange (the "TSX").

3. Under the Plan 1,820,000 Units of the Trust will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Unless otherwise approved by the TSX and the unitholders of the Trust, the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 10% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Units (collectively, the "Total Units"). The number of Trust Units issuable pursuant to the Plan to non-management directors will be limited to a maximum of 1% of the total outstanding Trust Units.

4. Rights shall be granted by the Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 2% of the Total Units. No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board.

5. Rights granted under the Plan may not be assigned or transferred by a holder thereof.

6. The Plan is subject to the approval of the TSX and no Rights which may be granted prior to the receipt of such approval may be exercised until such approval has been received.

7. Subject to the restrictions on exercise set out in paragraph 6 above and paragraphs 11, 12 and 15 below, Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Rights were granted (the "Grant Date"), pursuant to vesting schedules determined by the Board in its sole discretion.

   At the expiration of the Exercise Period any Rights which have not been exercised shall expire and become null and void.

8. The grant price ("Grant Price") per Right granted hereunder shall be equal to the closing price of Units of the Trust traded through the facilities of the TSX on the last trading day immediately preceding the Grant Date.

9. The exercise price ("Exercise Price") per Right granted hereunder shall be calculated by deducting from the Grant Price the amount by which monthly distributions, on a per Unit basis, made by the Trust after the Grant Date exceed a monthly return of 0.833% of the Trust's recorded cost of oil and natural gas properties (excluding any ceiling test write downs) less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of the preceding quarter, on a per Unit basis (calculated based on the outstanding Units plus Units reserved for issuance upon the exchange of outstanding Exchangeable Shares). For greater certainty, where a Grant Date falls other than on the first day of a calendar month, the per Unit amount of the distribution deducted from the Grant Price

for that calendar month shall be pro-rated from the Grant Date to the end of such calendar month. In no event shall the Exercise Price be less than $1.00.

10. The Plan shall be administered by the Board. The Plan may be amended, modified or terminated by the Board with the approval of the TSX. The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Plan provided that the duration of the Rights shall not exceed five years.

11. Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death or disability of such holder of Rights, during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and such holder of Rights shall have until the earlier of:

    (a) 30 days from the date such holder of Rights ceased to be a Service Provider; or

    (b) the end of the Exercise Period,

    to exercise the portions of any outstanding Rights which have vested in such holder of Right pursuant to paragraph 7 above, and at the expiration of such 30 day period, any vested Rights which have not been so exercised shall terminate and become null and void; provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate and become null and void.

12. Upon the death of any individual holder of Rights during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Rights shall have until the earlier of:

    (a) 6 months from the date of the death of such holder of Rights; or

    (b) the end of the Exercise Period,

    to exercise those outstanding Rights which had vested in such holder of Rights pursuant to paragraph 7 above as at the date of death, and at the expiration of such 6 month period, any vested Rights which have not been exercised shall terminate and become null and void.

13. Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice in the form attached as Schedule "A" hereto to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made. The calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer of Zargon. (In the event of the exercise of Rights by the Chief Executive Officer, the calculation of the Exercise Price shall be ratified and confirmed by the Chairman). Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Units for which such Rights have been exercised.

14. In the event, during any Exercise Period of any Rights granted hereunder, of any consolidation, subdivision, re-division or change of the Units of the Trust into a greater or lesser number of Units, then such outstanding Rights shall be deemed to be amended to be for such greater or lesser number of Units as would have resulted if the Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

15. The vesting provisions set out in paragraph 7 above shall be accelerated and all unexercised Rights may be exercised upon the effective date of a change of control of the Trust or Zargon. For the purposes hereof, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or Zargon:

(a) a successful "take-over bid" as defined in the *Securities Act* (Alberta), as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Total Units of the Trust or common shares of Zargon;

(b) the issuance to or acquisition by any person, or group of persons acting in concert, of Units of the Trust which in the aggregate total 50% or more of the then issued and outstanding Total Units of the Trust;

(c) a change in the ownership of Zargon the effect of which is that a sufficient number of voting shares of Zargon taken on a fully diluted basis, necessary to elect a majority of directors to the Board of Zargon are not beneficially held or under the direction or control of the Trust; and

(d) the sale of all or substantially all of the assets of Zargon; and

(e) the termination of the Trust.

16. The granting of Rights hereunder to any holder of Rights shall not obligate such holder of Rights to exercise such Rights or any portion thereof.

SCHEDULE "A"

NOTICE OF EXERCISE OF UNIT RIGHTS

To: Zargon Energy Trust (the "Trust")

The undersigned holder of Rights hereby gives notice of intention to exercise Rights to purchase _____________ Units of the Trust granted on ________________________________, 20___, at the following Exercise Price:

Grant Price ($_________.___)

Exercise Price ($_________.___)

Payment in full of the aggregate Exercise Price for the total number of Rights being exercised is enclosed.

____ Date

____ Signature of Holder of Rights

____ Name (please print)

____ Address

____

____

Please have my Unit certificate sent to me at:

______ above address

______ c/o 700, 333-5th Avenue S.W.
Calgary, Alberta
T2P 3B6

RATIFIED AND CONFIRMED this
_______ day of _______________, 20____

ZARGON OIL & GAS LTD.

Per:_______________________________

APPENDIX J

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Pursuant to the Interim Order, registered Securityholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order, which is attached to the Information Circular as Appendix B and pursuant to the Plan of Arrangement, which is attached to the Information Circular as Exhibit 1 to Appendix C.

"191(1) 'Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholder at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2)

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

ZARGON OIL & GAS LTD.

NOTICE OF SPECIAL MEETING
to be held July 15, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated June 17, 2004, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Zargon Oil & Gas Ltd. ("Zargon") will be held in the Strand/Tivoli Room of the Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta on July 15, 2004, at 9:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated June 18, 2004 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a trust unit rights incentive plan for Zargon Energy Trust, all as more particularly described in the accompanying Information Circular; and

(c) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is June 15, 2004. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "Securities") issued by Zargon after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any Common Shares after the record date and the transferee of those Common Shares establishes ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable.

Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.**

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and WHITE for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Dated at the City of Calgary, in the Province of Alberta, this 18th day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF
ZARGON OIL & GAS LTD.

(signed) "*Craig H. Hansen*"
Craig H. Hansen
President and Chief Executive Officer
Zargon Oil & Gas Ltd.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING ZARGON OIL & GAS LTD., ZARGON ENERGY TRUST, ZARGON ACQUISITIONCO INC., ZARGON EXCHANGECO INC. AND THE SECURITYHOLDERS OF ZARGON OIL & GAS LTD.

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR HOLDERS OF COMMON SHARES of ZARGON OIL & GAS LTD.

FOR YOUR ELECTION TO BE VALID, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE SUBMITTED ON OR BEFORE 4:30 P.M. (CALGARY TIME) ON JULY 12, 2004 OR, IF THE MEETING IS ADJOURNED, ON OR BEFORE THE THIRD BUSINESS DAY PRIOR TO THE ADJOURNED MEETING.

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form.

TO: **ZARGON OIL & GAS LTD.**
AND TO: **VALIANT TRUST COMPANY, AS DEPOSITARY**

This Letter of Transmittal and Election Form (the "Letter of Transmittal and Election Form") is for use by holders of common shares ("Common Shares") of Zargon Oil & Gas Ltd. ("Zargon") in connection with the proposed arrangement ("Arrangement") involving Zargon, Zargon Energy Trust (the "Trust"), Zargon AcquisitionCo Inc. ("AcquisitionCo"), Zargon ExchangeCo Inc. and the Securityholders of Zargon pursuant to an Arrangement Agreement dated as of June 17, 2004, the full text of which is set out in the Information Circular and Proxy Statement ("Information Circular") of Zargon dated June 18, 2004. Capitalized terms used, but not defined in this Letter of Transmittal and Election Form, shall have the meanings given to them in the Information Circular.

ELECTION

Pursuant to the Arrangement, the undersigned holder of Common Shares hereby elects to receive on completion of the Arrangement **(please check at least one of the following options)**:

☐ Option A – One trust unit ("Trust Unit") of the Trust for each Common Share deposited by the undersigned pursuant to this Letter of Transmittal and Election Form (the "Trust Unit Consideration") as to ______________________________ Common Shares held; OR

☐ Option B – One exchangeable share ("Exchangeable Share") of AcquisitionCo for each Common Share deposited by the undersigned pursuant to this Letter of Transmittal and Election Form (the "Exchangeable Share Consideration") as to ______________________________Common Shares held. **If you select this option, you must insert the number of Common Shares for which you are making the election.**

Non-Residents and Tax-Exempt Shareholders must elect Option A.
If you select Option B you MUST complete Box C of this Letter of Transmittal and Election Form.

Where no election is made or where the election is not properly made, the depositing holder of Common Shares will be deemed to have elected to receive on completion of the Arrangement the Trust Unit Consideration (Option A) in respect of all of such holder's Common Shares. The election may have material income tax consequences and holders of Common Shares are urged to consult their tax advisors as to their election.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement is 3,660,000. If holders of Common Shares elect to receive an aggregate number of Exchangeable Shares exceeding 3,660,000, such holders will receive, on completion of the Arrangement, a reduced pro-rata number of Exchangeable Shares based on the total number of Common Shares beneficially held, directly and indirectly, by such holders, and the balance in Trust Units.

A holder of Common Shares who: (a) exchanges the Common Shares pursuant to the Arrangement; (b) receives Exchangeable Shares; (c) is not a Non-Resident; and (d) is not exempt from tax under Part I of the Tax Act, may obtain a full or partial tax deferral by entering into a joint tax election under Section 85 of the Tax Act (the "Tax Election") with AmalgamationCo (the successor to AcquisitionCo) and filing such election with Canada Customs and Revenue Agency (and, where applicable, a provincial tax authority) within the prescribed period. Compliance with the requirements to ensure the validity of the Tax Election on a timely basis will be the sole responsibility of the holder of Common Shares making the Tax Election, and AmalgamationCo (the successor to AcquisitionCo) assumes no liability for the failure to execute and file a valid election or the late filing of any election. The procedure and forms required to complete the Tax Election are technical and holders of Common Shares are urged to consult their advisors as soon as possible regarding the deadlines and procedures for making the appropriate Tax Election. Further information on making the Tax Election is contained in the Information Circular under the section entitled "*Canadian Federal Income Tax Considerations*".

The undersigned delivers to you the enclosed certificate(s) representing Common Shares to be exchanged for certificate(s) representing Trust Units and/or Exchangeable Shares pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	**Name in which Common Shares are Registered**	**Number of Common Shares**
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

☐ Some or all of my Common Share certificates have been lost, stolen or destroyed. Please review item 9 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Common Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificates;

2. represents and warrants that the Common Shares listed above represent all of the Common Shares beneficially owned, directly or indirectly, by the undersigned;

3. acknowledges receipt of the Information Circular dated June 18, 2004;

4. represents and warrants that the undersigned has full power and authority to make the above election and, unless the undersigned shall have revoked this election by notice in writing given to the Depositary not later than 4:30 p.m. (Calgary time) on July 12, 2004, or, if such Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Common Shares;

5. directs the Depositary to issue or cause to be issued the Trust Units and/or Exchangeable Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the Trust Units and/or

Exchangeable Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on the following page;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares for certificate(s) representing Trust Units and/or Exchangeable Shares; and

7. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated under "*Special Registration Instructions*" or "*Special Delivery Instructions*" on the following page (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) for the Trust Units and/or the Exchangeable Shares, as the case may be, should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Zargon's share register). If the Arrangement is not completed and the Arrangement Agreement is terminated or Zargon terminates its obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Non-registered holders of Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Common Share certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under item 5 of the instructions):

Dated: ____________________, 2004

Authorized Signature of Guarantor

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Signature of Shareholder or Authorized Representative (see items 5 and 7 of the instructions)

Address of Shareholder

Telephone Number of Shareholder

Facsimile Number of Shareholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Total Number of Common Shares Beneficially Held, Directly or Indirectly, by the Shareholder

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust Units and/or Exchangeable Shares are NOT to be issued in the name of the undersigned.

In the Name of ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust Units and/or Exchangeable Shares are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

BOX C
EXCHANGEABLE SHARE CERTIFICATIONS

The undersigned certifies that the undersigned:

☐ is not a Non-Resident; and

☐ is not exempt from tax under Part I of the Tax Act.

Any shareholder failing to check both of the above boxes will be deemed to have elected to receive the Trust Unit Consideration (Option A) pursuant to the Arrangement.

BOX D
HOLD FOR PICK-UP

☐ Check here if the certificate(s) for the Trust Units and/or Exchangeable Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

BOX E
JOINT TAX ELECTION

☐ Check here if you have elected to receive the Exchangeable Share Consideration and intend to make a joint tax election with AmalgamationCo (the successor to AcquisitionCo) under Section 85 of the Tax Act with respect to the exchange of your Common Shares with AmalgamationCo pursuant to the Arrangement. Further information on making the Tax Election is contained in the Information Circular under the section entitled "*Canadian Federal Income Tax Considerations*".

INSTRUCTIONS

1. Elections

To receive the Trust Unit Consideration or the Exchangeable Share Consideration on completion of the Arrangement, holders of Common Shares must deposit with the Depositary (at one of the addresses specified on the last page hereof) on or before 4:30 p.m. (Calgary time) on July 12, 2004 or, if the Meeting is adjourned, on or before the third business day prior to the adjourned Meeting (the "Election Deadline"), a duly completed Letter of Transmittal and Election Form indicating the election to receive the Trust Unit Consideration or the Exchangeable Share Consideration for their Common Shares together with the certificates representing those Common Shares.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement is 3,660,000. If holders of Common Shares elect to receive an aggregate number of Exchangeable Shares exceeding 3,660,000, such holders will receive on completion of the Arrangement a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.

Where no election is made or where the election is not properly made, the depositing holder of Common Shares will be deemed to have elected to receive, on completion of the Arrangement, the Trust Unit Consideration in respect of all of such holder's Common Shares.

If the aggregate number of Common Shares attributed to the election is less than the number of Common Shares held, the holder will receive the Trust Unit Consideration for such Common Shares not subject to an election. If the aggregate number of Common Shares attributed to the election is greater than the number of Common Shares held, the depositing holder of Common Shares will be deemed to receive the Trust Unit Consideration for all Common Shares held.

The election may have material income tax consequences and holders of Common Shares are urged to consult their tax advisor as to their election.

2. Non-Residents or Tax Exempt Entities

Holders of Common Shares who are not residents of Canada or who are exempt from tax under Part I of the Tax Act <u>cannot</u> elect to receive the Exchangeable Share Consideration; such holders may only receive the Trust Unit Consideration. Holders of Common Shares who are not residents of Canada or who are exempt from tax under Part I of the Tax Act must complete the Letter of Transmittal and Election Form and enclose the certificate(s) representing their Common Shares in order to receive the Trust Unit Consideration.

3. Use of Letter of Transmittal and Election Form

(a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Common Shares and all other documents required by the terms of the Plan must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Shareholders whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares.**

4. Special Registration and Delivery Instructions

The boxes entitled "*Special Registration Instructions*" and "*Special Delivery Instructions*", as applicable, should be completed if the certificates for the Trust Units and/or Exchangeable Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b)

sent to someone other than the person signing the Letter of Transmittal and Election Form; (c) sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (d) held by the Depositary for pick-up. See also Instruction 6 "*Guarantee of Signatures*" below.

5. Signatures

This Letter of Transmittal and Election Form must be completed and signed by the holder of Common Shares or by such holder's duly authorized representative (in accordance with paragraph 7 below).

(a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Common Shares or if the Trust Units and/or Exchangeable Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 6 "*Guarantee of Signatures*" below.

6. Guarantee of Signatures

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

7. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

8. Miscellaneous

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Common Shares, additional certificate numbers and the number of Common Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing shareholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the Common Shares covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

9. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Calgary office of the Depositary, which must be properly completed and submitted in good order to the Depositary on or prior to the Election Deadline. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they can contact you.

Offices of the Depositary:

By Mail:

Valiant Trust Company
Suite 510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

By Hand and By Courier:

Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario
M5H 4C3

Valiant Trust Company
Suite 510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Toll Free Telephone: 1-866-313-1872
Telephone: (403) 233-2801
E-mail: valiant@telusplanet.net

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING ZARGON OIL & GAS LTD., ZARGON ENERGY TRUST, ZARGON ACQUISITIONCO INC., ZARGON EXCHANGECO INC. AND THE SECURITYHOLDERS OF ZARGON OIL & GAS LTD.

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR OPTION SHAREHOLDERS of ZARGON OIL & GAS LTD.

FOR YOUR ELECTION TO BE VALID, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE SUBMITTED ON OR PRIOR TO THE EFFECTIVE TIME.

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form.

TO: ZARGON OIL & GAS LTD.
AND TO: VALIANT TRUST COMPANY, AS DEPOSITARY

This Letter of Transmittal and Election Form (the "Letter of Transmittal and Election Form") is for use by holders of Option Common Shares of Zargon Oil & Gas Ltd. ("Zargon") in connection with the proposed arrangement ("Arrangement") involving Zargon, Zargon Energy Trust (the "Trust"), Zargon AcquisitionCo Inc. ("AcquisitionCo"), Zargon ExchangeCo Inc. ("ExchangeCo") and the Securityholders of Zargon pursuant to an Arrangement Agreement dated as of June 17, 2004, the full text of which is set out in the Information Circular and Proxy Statement ("Information Circular") of Zargon dated June 18, 2004. Capitalized terms used, but not defined in this Letter of Transmittal and Election Form, shall have the meanings given to them in the Information Circular.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD ONLY BE COMPLETED BY SHAREHOLDERS WHO HAVE PREVIOUSLY ELECTED UNDER SUBSECTIONS 7(8) AND 7(10) OF THE TAX ACT TO DEFER EMPLOYMENT INCOME ARISING ON THE EXERCISE OF THEIR ZARGON EMPLOYMENT STOCK OPTIONS AND WISH TO ELECT TO MAKE THE EXCHANGE CONTEMPLATED BY SECTION 3.1(E) OF THE PLAN.

ELECTION

Pursuant to the Arrangement, the undersigned holder of Option Common Shares hereby elects to receive:

☐ On completion of the Arrangement, one trust unit ("Trust Unit") of the Trust for each Option Common Share deposited by the undersigned pursuant to this Letter of Transmittal and Election Form as to ______________________ Option Common Shares held.

The election may have material income tax consequences and holders of Option Common Shares are urged to consult their tax advisors as to their election. Holders of Option Common Shares who make the election cannot elect to receive exchangeable shares under the Arrangement in respect of such holder's Option Common Shares; such holders may only receive Trust Units.

The undersigned delivers to you the enclosed certificate(s) representing Option Common Shares to be exchanged for certificate(s) representing Trust Units pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	**Name in which Option Common Shares are Registered**	**Number of Option Common Shares**
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

☐ Some or all of my Option Common Share certificates have been lost, stolen or destroyed. Please contact me with additional instructions (Check box if applicable).

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Option Common Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the Option Common Shares listed above represent all of the Option Common Shares beneficially owned, directly or indirectly, by the undersigned;

3. acknowledges receipt of the Information Circular dated June 18, 2004;

4. represents and warrants that the undersigned has full power and authority to make the above election and, unless the undersigned shall have revoked this election by notice in writing given to the Depositary prior to the Meeting or, if such Meeting is adjourned, such time immediately prior to the date of such adjourned Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Option Common Shares;

5. directs the Depositary to issue or cause to be issued the Trust Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the Trust Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on the following page;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Option Common Shares for certificate(s) representing Trust Units; and

7. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated under "*Special Registration Instructions*" or "*Special Delivery Instructions*" below (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) for the Trust Units, should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Zargon's share register). If the Arrangement is not completed and the Arrangement Agreement is terminated or Zargon terminates its obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Non-registered holders of Option Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Option Common Share certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under item 5 of the instructions):

Dated: __________________________, 2004

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Signature of Option Shareholder or Authorized Representative
(see items 5 and 7 of the instructions)

____
Address of Option Shareholder

____

____
Telephone Number of Option Shareholder

____
Facsimile Number of Option Shareholder

____
Social Insurance Number
(must be provided)

____
Name of Option Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Total Number of Option Common Shares Beneficially Held, Directly or Indirectly, by the Option Shareholder

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust Units are NOT to be issued in the name of the undersigned.

In the Name of ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust Units are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

BOX C
HOLD FOR PICK-UP

☐ Check here if the certificate(s) for the Trust Units are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

INSTRUCTIONS

1. Elections

To receive the Trust Units pursuant to the Arrangement, holders of Option Common Shares must deposit with the Depositary (at one of the addresses specified on the last page hereof) on or before the Effective Time (the "Election Deadline"), a duly completed Letter of Transmittal and Election Form indicating the election to receive the Trust Units for their Option Common Shares together with the certificates representing those Option Common Shares.

The election may have material income tax consequences and holders of Option Common Shares are urged to consult their tax advisor as to their election.

2. Option Shareholders

This Letter of Transmittal and Election Form should only be completed by Option Shareholders who have previously elected under subsections 7(8) and 7(10) of the Tax Act to defer employment income arising on the exercise of their Zargon employment stock options and wish to elect to make the exchange contemplated by section 3.1(e) of the Plan.

The election may have material income tax consequences and holders of Option Common Shares are urged to consult their tax advisors as to their election. Holders of Option Common Shares who make the election cannot elect to receive exchangeable shares under the Arrangement in respect of such holder's Option Common Shares; such holders may only receive the Trust Units.

3. Use of Letter of Transmittal and Election Form

(a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Option Common Shares and all other documents required by the terms of the Plan must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Option Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Option Shareholders whose Option Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Option Common Shares.**

4. Special Registration and Delivery Instructions

The boxes entitled "*Special Registration Instructions*" and "*Special Delivery Instructions*", as applicable, should be completed if the certificates for the Trust Units to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form; (c) sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (d) held by the Depositary for pick-up. See also Instruction 6 "*Guarantee of Signatures*" below.

5. Signatures

This Letter of Transmittal and Election Form must be completed and signed by the holder of Option Common Shares or by such holder's duly authorized representative (in accordance with paragraph 7 below).

(a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Option Common Shares or if the Trust Units are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 6 "*Guarantee of Signatures*" below.

6. Guarantee of Signatures

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Option Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means: (i) in Canada and the United States, a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, or a member firm of the TSX, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United States or the National Association of Securities Dealers, Inc.; (ii) in the United Kingdom, a member of the London Stock Exchange or a national banking institution; (iii) in continental Europe, a commercial bank or trust company having an office or agency in continental Europe and a firm that is a member of the Paris Stock Exchange, the Frankfurt Stock Exchange, the Amsterdam Stock Exchange or the Brussels Stock Exchange; or (iv) a member of a recognized Medallion Program (STAMP), (SEMP) or (MSP).

7. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

8. Miscellaneous

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Option Common Shares, additional certificate numbers and the number of Option Common Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Option Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Option Shareholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the Option Common Shares covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

9. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Calgary office of the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they can contact you.

Offices of the Depositary:

By Mail:

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

By Hand and By Courier:

Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario
M5H 4C3

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Toll Free Telephone: 1-866-313-1872
Telephone: (403) 233-2801
E-mail: valiant@telusplanet.net

ZARGON OIL & GAS LTD.

INSTRUMENT OF PROXY
(OPTIONHOLDERS)
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON JULY 15, 2004

The undersigned optionholder of Zargon Oil & Gas Ltd. ("Zargon") hereby appoints Craig H. Hansen, President and Chief Executive Officer of Zargon, of the City of Calgary, in the Province of Alberta, or, failing him, John O. McCutcheon, Chairman of Zargon, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of shareholders and optionholders of Zargon (the "Meeting"), to be held on July 15, 2004 at 9:00 a.m. (Calgary time) in the Strand/Tivoli Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the options represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing a special resolution, the full text of which is set forth as Appendix A to the Information Circular and Proxy Statement of Zargon dated June 18, 2004 (the "Information Circular"), approving an arrangement involving Zargon, Zargon Energy Trust, Zargon AcquisitionCo Inc., Zargon ExchangeCo Inc. and Zargon securityholders under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the Information Circular; and

2. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of Zargon. The options represented by this Instrument of Proxy will be voted and, where the optionholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each optionholder has the right to appoint a proxyholder other than the persons designated above, who need not be an optionholder, to attend and to act for and on the behalf of such optionholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the optionholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _____________, 2004.

____
(signature of optionholder)

____
(name of optionholder - please print)

NOTES:

1. If the optionholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the options are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporate Secretary of Zargon c/o Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

ZARGON OIL & GAS LTD.

INSTRUMENT OF PROXY
(SHAREHOLDERS)
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON JULY 15, 2004

The undersigned shareholder of Zargon Oil & Gas Ltd. ("Zargon") hereby appoints Craig H. Hansen, President and Chief Executive Officer of Zargon, of the City of Calgary, in the Province of Alberta or, failing him, John O. McCutcheon, Chairman of Zargon, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of shareholders and optionholders of Zargon (the "Meeting"), to be held on July 15, 2004 at 9:00 a.m. (Calgary time) in the Strand/Tivoli Room of the Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing a special resolution, the full text of which is set forth as Appendix A to the Information Circular and Proxy Statement of Zargon dated June 18, 2004 (the "Information Circular"), approving an arrangement involving Zargon, Zargon Energy Trust, Zargon AcquisitionCo Inc., Zargon ExchangeCo Inc. and Zargon securityholders under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the Information Circular;

2. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a trust unit rights incentive plan for Zargon Energy Trust, all as more particularly described in the Information Circular; and

3. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of Zargon. The common shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _____________, 2004.

____
(signature of shareholder)

____
(name of shareholder - please print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporate Secretary of Zargon c/o Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.



510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

June 22, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Zargon Oil & Gas Ltd.
Special Meeting of Securityholders
To Be Held on July 15, 2004

In our capacity as the Agent for Zargon Oil & Gas Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders and optionholders of Zargon Oil & Gas Ltd., on **June 22, 2004**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Zargon Oil & Gas Ltd.
Attn: Ms. Tracy Howard

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **ZARGON OIL & GAS LTD.** ("CORPORATION"),
OF	)	THE SPECIAL MEETING OF SECURITYHOLDERS
ALBERTA	)	TO BE HELD ON **JULY 15, 2004.**

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **JUNE 22, 2004,** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON JUNE 15, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "C", "E" AND "G";**

   (a) a copy of the NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY FOR SHAREHOLDERS marked EXHIBIT "C" and identified by me;

   (d) a copy of the INSTRUMENT OF PROXY FOR OPTIONHOLDERS marked EXHIBIT "D" and identified by me;

   (e) a copy of the LETTER OF TRANSMITTAL AND ELECTION FORM FOR HOLDERS OF COMMON SHARES marked EXHIBIT "E" and identified by me;

   (f) a copy of the LETTER OF TRANSMITTAL AND ELECTION FORM FOR OPTION SHAREHOLDERS marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

   I ALSO CONFIRM THAT ON **JUNE 22, 2004,** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON JUNE 15, 2004, **WERE THE REGISTERED HOLDERS OF OPTIONS OF THE CORPORATION, COPIES OF EXHIBITS "A", "B", "D" AND "F.**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "C" AND "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **JUNE 21, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATON WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 22ND DAY OF JUNE 2004.

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Cheryl Dahlager"
CHERYL DAHLAGER




VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

June 4, 2004

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*


SEC MAIL PROCESSING
RECEIVED
JUN 16 2005
WASH, D.C.
183
SECTION

Dear Sirs,

Re: Zargon Oil & Gas Ltd.
CUSIP: 988 905 105
Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Zargon Oil & Gas Ltd.

Issuer:	Zargon Oil & Gas Ltd.
CUSIP:	988 905 105
Type of Meeting:	Special Meeting of Shareholders
Date:	July 15, 2004
Place:	Calgary, Alberta
Record Date:	June 15, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Zargon Oil & Gas Ltd.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Zargon Oil & Gas Ltd.
Attn: Ms. Tracy Howard



ZARGON OIL & GAS LTD.

Annual and Special Meeting of Shareholders of Zargon Oil & Gas Ltd. (the "Corporation")

May 17, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

The following matters were to a vote by a show of hands at the annual and special meeting of shareholders of the Corporation:

General Business	*Outcome of Vote*
1. The setting of the number of directors to be elected at the meeting at ten.	Carried
2. The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.	Carried

(a) C.H. Hansen

(b) K. James Harrison

(c) H. Earl Joudrie

(d) Kyle D. Kitagawa

(e) John O. McCutcheon

(f) Jim Peplinski

(g) Byron J. Seaman

(h) J. Graham Weir

(i) William J. Whelan

(j) Grant A. Zawalsky

3. The appointment of Ernst & Young, LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting.	Carried

The follow matter was put to a vote by ballot, which includes votes cast in person and by proxy:

Special Business	*Outcome of Vote*	*Votes For*	*Votes Against*
1. The approval of an amendment of the Corporation's stock option plan to increase the number of common shares issuable under the option plan by 500,000.	11,729,794	8,057,766	3,672,028



ZARGON OIL & GAS LTD.

MAY 19, 2004 PRESS RELEASE



TSX SYMBOL: ZAR

ZARGON OIL & GAS LTD. FILES ANNUAL INFORMATION FORM

CALGARY, ALBERTA – On May 12, 2004, Zargon Oil & Gas Ltd. ("Zargon") filed its Annual Information Form which includes the reserves data and other oil and gas information for the year ended December 31, 2003 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Annual Information Form may be obtained on www.sedar.com.

For further information please contact:

Craig H. Hansen
President and Chief Executive Officer
Telephone: (403) 264-9992
Fax: 403) 265-3026

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Zargon Oil & Gas Ltd. ("Zargon")
700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6

2. **Date of Material Change**

May 17, 2004

3. **News Release**

A press release, attached hereto as Schedule "A", disclosing the details outlined in this Material Change Report was issued by CCN Matthews from Calgary, Alberta on May 17, 2004 and disseminated through the facilities of CCN Matthews and would have been received by the securities commissions where Zargon is a "reporting issuer" and the stock exchange on which the securities of Zargon are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change**

Zargon announced that the Board of Directors (the "Board") of Zargon had unanimously approved a proposal to reorganize Zargon into a sustainable energy trust (the "Trust").

5. **Full Description of Material Change**

Under the Plan of Arrangement, Zargon shareholders will receive, at their election, one trust unit or one exchangeable share of the Trust for each common share of Zargon. A maximum of 3.66 million exchangeable shares will be issued.

The Trust will function by sustaining current production levels on a per trust unit basis through reinvestment of approximately half of its operating cash flow and distributing the other half to unitholders, while seeking growth on an opportunistic basis. It will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. The Board believes that the reorganization is in the best interests of Zargon and its shareholders for the following reasons:

- Creates a capital structure with the flexibility to allocate cash flow between oil and gas investments and distributions to unitholders in an efficient manner;

- Maintains the entrepreneurial environment that has led to the success achieved by Zargon over the past 11 years; and

- Allows Zargon to operate much as before but in a more tax-efficient structure.

Zargon Energy Trust will have the following characteristics:

- Production of approximately 8,400 barrels of equivalent per day in July 2004, the assumed effective date of the reorganization, comprised of approximately 30 million cubic feet per day of natural gas and 3,400 barrels per day of light and medium oil. The average working interest of this predominantly operated production is greater than 90 percent;

- Proved reserves of 18.86 million barrels of equivalent (90 percent proved producing) and proved plus probable reserves of 24.99 million barrels of equivalent, based on the reserve report of McDaniel & Associates Consultants Ltd. as of December 31, 2003 (the "McDaniel Report");

- A reserve life index of 5.9 years for proved producing reserves, 6.5 years for proved reserves and 8.7 years for proved plus probable reserves, based on the McDaniel Report and the first quarter 2004 actual production rates;

- A relatively low cost structure as evidenced in 2003 by production costs of $6.33 per barrel of equivalent and general and administrative costs of $1.30 per barrel of equivalent;

- A balanced mix of natural gas and oil and liquids production - 56 percent of natural gas and 44 percent of oil and liquids in 2003;

- An attractive inventory of natural gas exploration opportunities on Zargon's 405,000 net acres of undeveloped land;

- Monthly cash distributions calculated based upon approximately 50 percent of available cash flow attributed to each outstanding trust unit, while the cash flow attributed to the exchangeable shares will be redeployed to Zargon's ongoing capital program. It is estimated that essentially 100 percent of the initial distributions will be taxable.

- Cash flow in excess of the distributions will be reinvested through applied reservoir engineering and seismically driven drilling capital programs to maintain production volumes on a per unit basis. Capital investment decisions will be made by the same proven management and technical teams that have been responsible for finding and developing all of Zargon's assets;

- Very low initial net debt of approximately $12 million (including all transactions costs) providing the potential for growth on an opportunistic basis;

- A hedging program that price manages approximately 20-35 percent of working interest production thereby providing stability to both distributions and capital expenditures; and

- A compensation program that aligns both unitholder and employee interests with no fixed percent bonus plan for management or employees of the Trust, or fees payable to management or employees on acquisitions or dispositions.

The Reorganization

The reorganization will be implemented by way of a Plan of Arrangement. Pursuant to the Plan of Arrangement, for each Zargon common share owned, shareholders will receive at their election, either one trust unit which pays monthly cash distributions, or an exchangeable share in the underlying operating entity. There will be a maximum of 3.66 million exchangeable shares issued pursuant to the Plan of Arrangement. If requests for exchangeable shares exceed the maximum, the exchangeable shares will be prorated among those electing. In lieu of monthly cash distributions, the exchange value of the exchangeable shares will increase by the amount of distributions paid to unitholders. Non-resident and tax exempt shareholders will only be eligible to receive trust units.

A special meeting of shareholders will be held by the end of July 2004 to approve the proposed reorganization. The directors and officers of Zargon collectively owning 3.31 million common shares and options (16.8 percent of fully diluted common shares) have agreed to vote in favour of the proposed reorganization. An information circular describing the reorganization is expected to be mailed to Zargon shareholders in mid-June 2004. Closing of the reorganization will be subject to finalization and execution of transaction documentation, shareholder approval and applicable regulatory approvals. The Plan of Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and option holders voting as a single class at the special meeting. As at May 17, 2004, Zargon has 18.28 million common shares outstanding and has granted stock options to acquire an additional 1.43 million common shares. It is anticipated that the option holders will receive a cash buyout option as part of the Plan of Arrangement.

Reasons for Reorganization

Zargon management continuously reviews available options to ensure that the capital structure is efficient and that shareholder value is being maximized and conveys its findings regularly to the board of directors. Zargon's success in effectively investing capital while protecting shareholder value has resulted in excellent returns compounded over its 11-year life as a public company. To ensure that Zargon continues to execute its business in the most efficient manner, the board of directors is recommending the trust structure. The board of directors believes that the ability to efficiently direct a portion of the cash flow to the unitholders in the form of a distribution will maximize shareholder value in the long term. It will be particularly rewarding in sustained periods of high commodity prices such as that being currently experienced.

Zargon Energy Trust

The Board chose to maintain Zargon as a single entity so that the management team can remain focused on creating unitholder value. The Trust will differentiate itself from other energy trusts by reinvesting approximately half of its cash flow. The future capital programs will be managed by the same proven team that has successfully used its reservoir, geophysical, geological and production engineering skills to build the high quality Zargon asset base. The Trust's business strategy will focus on developing natural gas reserves through exploration and development of Zargon's large undeveloped land base and on adding oil reserves by the enhancement and exploitation of Zargon's large existing inventory of underdeveloped oil reservoirs. Corporate and property acquisitions will be pursued, but only when they can be concluded at reasonable cost.

The Trust plans to maintain Zargon's capital expenditure program for fiscal 2004 of approximately $35 million. This program will be funded with cash flow supplemented by bank debt as and when required. The Trust will make monthly cash distributions to investors while

retaining a sufficient amount of cash to fund its ongoing exploration and development projects. On a pro forma basis for the first quarter of 2004, Zargon Energy Trust would have distributed approximately $0.14 per trust unit per month based on a policy of distributing 50 percent of cash flow from operations attributed to each trust unit.

Zargon's unique combination of long life oil reserves, a large natural gas prospective undeveloped land base and a large inventory of underdeveloped exploitable oil properties combined with a cost-conscious culture provide the Trust with an excellent foundation to build on. Over its history, Zargon has raised $43 million of share capital. This investment has delivered $75 million of retained earnings and based on the 2004 first quarter is currently delivering an annualized cash flow of $63 million. Zargon's proved and probable recycle ratio of 2.2 since inception is further evidence of the team's ability to successfully target and develop opportunities with both exploration drilling and reservoir exploitation. In 2003, Zargon funded a successful exploration and development capital program that achieved a 14 percent growth rate in production per share while only spending 73 percent of the year's cash flow from operations.

The current business and operations of Zargon will be unaffected by the reorganization and will continue to be performed by the present management and employees of Zargon. The Trust will add to its exploration and engineering skills when and as required to increase effectiveness of the reinvestment program. A compensation program will be put in place that aligns both unitholder and employee interests. Following the reorganization, it is anticipated that the management and directors of the Trust will own approximately 13.6 percent of the outstanding units and exchangeable shares.

Tax Implications

For Zargon shareholders resident in Canada, the conversion of Zargon common shares into Trust Units will result in a disposition, generally giving rise to a gain or a loss for tax purposes. United States residents will generally be exempt from Canadian taxation in respect of the disposition. Subject to listing, the Trust Units will be eligible for RRSPs, RRIFs and registered pension plans. Cash distributions on the Trust Units to United States residents will be subject to Canadian statutory withholding tax as reduced by treaty.

Financial Advisors

CIBC World Markets is acting as financial advisor to Zargon with respect to the proposed reorganization and has advised the board of directors of Zargon that it is of the opinion, subject to its review of the final form of the documents effecting the reorganization, that the consideration to be received pursuant to the Plan of Arrangement is fair from a financial point of view to the Zargon shareholders. Peters & Co. Limited and Raymond James Ltd. are acting as strategic advisors to Zargon.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Craig H. Hansen, President and Chief Executive Officer, Phone: (403) 264-9992; Fax: (403) 265-3026.

9. Date of Report

May 20, 2004, the City of Calgary, in the Province of Alberta.

(signed) "*Craig H. Hansen*"
Craig H. Hansen
President and Chief Executive Officer
Zargon Oil & Gas Ltd.

cc: Toronto Stock Exchange

ZARGON OIL & GAS LTD.

MAY 17, 2004 PRESS RELEASE

TSX SYMBOL: ZAR



ZARGON OIL & GAS LTD. ANNOUNCES PROPOSAL FOR REORGANIZATION INTO A SUSTAINABLE ENERGY TRUST

CALGARY, ALBERTA – Zargon Oil & Gas Ltd. ("Zargon") announces that its Board of Directors (the "Board") has unanimously approved a proposal to reorganize Zargon into a sustainable energy trust (the "Trust" or "Zargon Energy Trust") pursuant to a plan of arrangement (the "Plan of Arrangement"). Under the Plan of Arrangement, Zargon shareholders will receive, at their election, one trust unit or one exchangeable share of the Trust for each common share of Zargon. A maximum of 3.66 million exchangeable shares will be issued.

The Trust will function by sustaining current production levels on a per trust unit basis through reinvestment of approximately half of its operating cash flow and distributing the other half to unitholders, while seeking growth on an opportunistic basis. It will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. The Board believes that the reorganization is in the best interests of Zargon and its shareholders for the following reasons:

- Creates a capital structure with the flexibility to allocate cash flow between oil and gas investments and distributions to unitholders in an efficient manner;

- Maintains the entrepreneurial environment that has led to the success achieved by Zargon over the past 11 years; and

- Allows Zargon to operate much as before but in a more tax-efficient structure.

Zargon Energy Trust will have the following characteristics:

- Production of approximately 8,400 barrels of equivalent per day in July 2004, the assumed effective date of the reorganization, comprised of approximately 30 million cubic feet per day of natural gas and 3,400 barrels per day of light and medium oil. The average working interest of this predominantly operated production is greater than 90 percent;

- Proved reserves of 18.86 million barrels of equivalent (90 percent proved producing) and proved plus probable reserves of 24.99 million barrels of equivalent, based on the reserve report of McDaniel & Associates Consultants Ltd. as of December 31, 2003 (the "McDaniel Report");

- A reserve life index of 5.9 years for proved producing reserves, 6.5 years for proved reserves and 8.7 years for proved plus probable reserves, based on the McDaniel Report and the first quarter 2004 actual production rates;

- A relatively low cost structure as evidenced in 2003 by production costs of $6.33 per barrel of equivalent and general and administrative costs of $1.30 per barrel of equivalent;

- A balanced mix of natural gas and oil and liquids production – 56 percent of natural gas and 44 percent of oil and liquids in 2003;

- An attractive inventory of natural gas exploration opportunities on Zargon's 405,000 net acres of undeveloped land;

- Monthly cash distributions calculated based upon approximately 50 percent of available cash flow attributed to each outstanding trust unit, while the cash flow attributed to the exchangeable shares will be redeployed to Zargon's ongoing capital program. It is estimated that essentially 100 percent of the initial distributions will be taxable.

- Cash flow in excess of the distributions will be reinvested through applied reservoir engineering and seismically driven drilling capital programs to maintain production volumes on a per unit basis. Capital investment decisions will be made by the same proven management and technical teams that have been responsible for finding and developing all of Zargon's assets;

- Very low initial net debt of approximately $12 million (including all transactions costs) providing the potential for growth on an opportunistic basis;

- A hedging program that price manages approximately 20-35 percent of working interest production thereby providing stability to both distributions and capital expenditures; and

- A compensation program that aligns both unitholder and employee interests with no fixed percent bonus plan for management or employees of the Trust, or fees payable to management or employees on acquisitions or dispositions.

The Reorganization

The reorganization will be implemented by way of a Plan of Arrangement. Pursuant to the Plan of Arrangement, for each Zargon common share owned, shareholders will receive at their election, either one trust unit which pays monthly cash distributions, or an exchangeable share in the underlying operating entity. There will be a maximum of 3.66 million exchangeable shares issued pursuant to the Plan of Arrangement. If requests for exchangeable shares exceed the maximum, the exchangeable shares will be prorated among those electing. In lieu of monthly cash distributions, the exchange value of the

exchangeable shares will increase by the amount of distributions paid to unitholders. Non-resident and tax exempt shareholders will only be eligible to receive trust units.

A special meeting of shareholders will be held by the end of July 2004 to approve the proposed reorganization. The directors and officers of Zargon collectively owning 3.31 million common shares and options (16.8 percent of fully diluted common shares) have agreed to vote in favour of the proposed reorganization. An information circular describing the reorganization is expected to be mailed to Zargon shareholders in mid-June 2004. Closing of the reorganization will be subject to finalization and execution of transaction documentation, shareholder approval and applicable regulatory approvals. The Plan of Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and option holders voting as a single class at the special meeting. As at May 17, 2004, Zargon has 18.28 million common shares outstanding and has granted stock options to acquire an additional 1.43 million common shares. It is anticipated that the option holders will receive a cash buyout option as part of the Plan of Arrangement.

Reasons for Reorganization

Zargon management continuously reviews available options to ensure that the capital structure is efficient and that shareholder value is being maximized and conveys its findings regularly to the board of directors. Zargon's success in effectively investing capital while protecting shareholder value has resulted in excellent returns compounded over its 11-year life as a public company. To ensure that Zargon continues to execute its business in the most efficient manner, the board of directors is recommending the trust structure. The board of directors believes that the ability to efficiently direct a portion of the cash flow to the unitholders in the form of a distribution will maximize shareholder value in the long term. It will be particularly rewarding in sustained periods of high commodity prices such as that being currently experienced.

Zargon Energy Trust

The Board chose to maintain Zargon as a single entity so that the management team can remain focused on creating unitholder value. The Trust will differentiate itself from other energy trusts by reinvesting approximately half of its cash flow. The future capital programs will be managed by the same proven team that has successfully used its reservoir, geophysical, geological and production engineering skills to build the high quality Zargon asset base. The Trust's business strategy will focus on developing natural gas reserves through exploration and development of Zargon's large undeveloped land base and on adding oil reserves by the enhancement and exploitation of Zargon's large existing inventory of underdeveloped oil reservoirs. Corporate and property acquisitions will be pursued, but only when they can be concluded at reasonable cost.

The Trust plans to maintain Zargon's capital expenditure program for fiscal 2004 of approximately $35 million. This program will be funded with cash flow supplemented by bank debt as and when required. The Trust will make monthly cash distributions to investors while retaining a sufficient amount of cash to fund its ongoing exploration and

development projects. On a pro forma basis for the first quarter of 2004, Zargon Energy Trust would have distributed approximately $0.14 per trust unit per month based on a policy of distributing 50 percent of cash flow from operations attributed to each trust unit.

Zargon's unique combination of long life oil reserves, a large natural gas prospective undeveloped land base and a large inventory of underdeveloped exploitable oil properties combined with a cost-conscious culture provide the Trust with an excellent foundation to build on. Over its history, Zargon has raised $43 million of share capital. This investment has delivered $75 million of retained earnings and based on the 2004 first quarter is currently delivering an annualized cash flow of $63 million. Zargon's proved and probable recycle ratio of 2.2 since inception is further evidence of the team's ability to successfully target and develop opportunities with both exploration drilling and reservoir exploitation. In 2003, Zargon funded a successful exploration and development capital program that achieved a 14 percent growth rate in production per share while only spending 73 percent of the year's cash flow from operations.

The current business and operations of Zargon will be unaffected by the reorganization and will continue to be performed by the present management and employees of Zargon. The Trust will add to its exploration and engineering skills when and as required to increase effectiveness of the reinvestment program. A compensation program will be put in place that aligns both unitholder and employee interests. Following the reorganization, it is anticipated that the management and directors of the Trust will own approximately 13.6 percent of the outstanding units and exchangeable shares.

Tax Implications

For Zargon shareholders resident in Canada, the conversion of Zargon common shares into Trust Units will result in a disposition, generally giving rise to a gain or a loss for tax purposes. United States residents will generally be exempt from Canadian taxation in respect of the disposition. Subject to listing, the Trust Units will be eligible for RRSPs, RRIFs and registered pension plans. Cash distributions on the Trust Units to United States residents will be subject to Canadian statutory withholding tax as reduced by treaty.

Financial Advisors

CIBC World Markets is acting as financial advisor to Zargon with respect to the proposed reorganization and has advised the board of directors of Zargon that it is of the opinion, subject to its review of the final form of the documents effecting the reorganization, that the consideration to be received pursuant to the Plan of Arrangement is fair from a financial point of view to the Zargon shareholders. Peters & Co. Limited and Raymond James Ltd. are acting as strategic advisors to Zargon.

Conference Call

A conference call to discuss the proposed reorganization will be held at 9:00 a.m. Mountain Daylight Time (MDT), 11:00 a.m. Eastern Daylight Time (EDT) on Tuesday, May 18, 2004.

Conference Call Details:

Title:	Zargon Oil & Gas Ltd. – Proposal for Reorganization Into A Sustainable Energy Trust
Date:	Tuesday, May 18, 2004
Time:	9:00 a.m. Mountain Daylight Time (11:00 a.m. Eastern Daylight Time)
Dial-in:	(416) 406-4206 (Toronto or International) 1-866-546-6145 (toll-free in North America)

A replay of the conference call will be available until May 25, 2004 by dialing (416) 695-5800 (Toronto or International) or 1-800-408-3053 (toll-free in North America) and entering passcode 3052794.

In order to learn more about the company, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

Craig H. Hansen
President and Chief Executive Officer
Telephone: (403) 264-9992
Fax: (403) 265-3026

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this news release are as of May 17, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 13, 2004

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, John O. McCutcheon, Chairman and chief financial officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 13, 2004

"J.O. McCutcheon"

J.O. McCutcheon
Chairman and chief financial officer

Q1 2004

Zargon

ZARGON OIL & GAS LTD.

CORPORATE HIGHLIGHTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

Zargon Oil & Gas Ltd. is pleased to announce the results for the three months ended March 31, 2004.

The first quarter of 2004 provided Zargon strong financial results, solid operations and an active and successful exploration program. First quarter revenues of $27.70 million, cash flow from operations of $15.73 million ($0.84 per diluted share) and net earnings of $5.54 million ($0.30 per diluted share) were 13 percent, 19 percent and 35 percent higher respectively than the preceding quarter and roughly comparable to the first quarter of 2003. Year-over-year, the quarter's revenue decreased five percent, cash flow from operations increased three percent and net earnings declined 17 percent due to increased depletion charges. Financial results were price-driven and reflect first quarter 2004 commodity price increases over fourth quarter 2003 levels to values that were very high but failed to match the record numbers of first quarter 2003.

Average production in first quarter 2004 of 7,889 barrels of equivalent per day exceeded the prior year's first quarter by 12 percent but was two percent less than the preceding quarter. The year-over-year gains have come from our successful West Central Alberta natural gas exploration initiative. The small quarter-over-quarter decline reflected the natural production decline from flush rates in newly tied-in natural gas wells. Net capital expenditures in the current quarter of $9.77 million were 42 percent higher than in the prior year first quarter and were largely expended on drilling, but still represented only 62 percent of the quarter's cash flow from operations. The quarter's drilling program included 12 gross wells (9.9 net) of which seven were exploratory. Zargon continued to purchase land at Crown sales but was increasingly selective as bid prices escalated. Similarly, Zargon was not active in the property acquisition market as oil and natural gas property prices continue to reach new lofty levels. Operating cash flows in the quarter easily funded the capital expenditures and also helped reduce debt net of working capital by $6.92 million to $6.17 million at March 31, 2004, an amount equivalent to less than two months of the current cash flow from operations.

Three months ended March 31	2004 (unaudited)	2003	Percent Change
FINANCIAL			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**27.7**	29.2	(5)
Cash flow from operations	**15.7**	15.2	3
Net earnings (note 1)	**5.5**	6.7	(17)
Net capital expenditures	**9.8**	6.9	42
Per Common Share, Diluted			
Cash flow from operations ($/share)	**0.84**	0.84	–
Net earnings ($/share) (note 1)	**0.30**	0.36	(17)
Balance Sheet at Period End ($ million)			
Property and equipment, net (note 1)	**171.6**	149.7	15
Bank indebtedness	**3.7**	20.8	(82)
Shareholders' equity (note 1)	**119.1**	93.6	27
Shares Outstanding at Period End (million)	**18.24**	17.73	3
OPERATIONS			
Average Daily Production			
Oil and liquids (bbl/d)	**3,355**	3,057	10
Natural gas (mmcf/d)	**27.21**	24.02	13
Equivalent (boe/d) (note 2)	**7,889**	7,060	12
Equivalent per million shares (boe/d) (note 2)	**435**	399	9
Average Selling Price (before hedges)			
Oil and liquids ($/bbl)	**39.96**	43.85	(9)
Natural gas ($/mcf)	**6.26**	7.92	(21)
Wells Drilled, Net	**9.9**	5.0	98
Undeveloped Land at Period End (thousand net acres)	**405**	341	19

Notes:

1 Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

2 The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.

OIL AND LIQUID PRODUCTION
(bbl/d)


3,057
3,407
3,341
3,340
3,355
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

NATURAL GAS PRODUCTION
(mmcf/d)


24.02
22.89
24.77
28.08
27.21
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

PRODUCTION
(boe/d)


7,060
7,222
7,470
8,020
7,889
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

PRODUCTION*

Natural gas production volumes averaged 27.21 million cubic feet per day in first quarter 2004, a 13 percent increase over the 24.02 million cubic feet per day reported in the 2003 first quarter but a three percent decline from the preceding 2003 fourth quarter. Over the last seven quarters starting with the 2002 second quarter, Zargon has increased natural gas production volumes by 43 percent through successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. Over this period the Alberta Plains gas production volumes have been maintained at steady levels through successful modest maintenance drilling programs. At the end of the 2003 third quarter, a significant wholly owned natural gas producer was completed and tied-in at the Peace River Arch Progress property with initial flush production rates approaching five million cubic feet per day that were reduced to a more sustainable rate of three million cubic feet per day in the 2004 first quarter. During the quarter, production additions at Jarrow (Alberta Plains) and Pembina (West Central Alberta) were able to offset some of this well's flush production decline. In the second quarter, further tie-ins at Jarrow and Pembina plus the tie-in of the new Hamelin Creek (Peace River Arch) dual Dunvegan and Gething discovery should take average quarter production rates to about 28.5 million cubic feet per day, despite some anticipated outages due to scheduled third party gas plant turnarounds.

Production of oil and liquids averaged 3,355 barrels per day in first quarter 2004, level with the preceding quarter and 10 percent higher than first quarter 2003. Zargon's oil and liquids production is founded on the key Williston Basin (Southeast Saskatchewan and North Dakota) long-life, shallow-decline waterflood properties where production gains are derived from exploitation and enhancement activities plus, when appropriately priced, acquisitions of complementary exploitable properties. These properties provide Zargon a solid foundation since production levels can be maintained or grown slightly with only moderate expenditures on exploitation and enhancement activities. Although our balance sheet would permit sizeable oil property acquisitions, we are not at this time comfortable with the evaluation levels for Canadian assets and we choose to wait for better values. In the meantime, we will continue with our exploitation programs that should yield average second quarter production rates of about 3,400 barrels per day, despite some anticipated spring road ban shut-ins.

EXPLORATION AND EXPLOITATION*

During the 2004 first quarter, Zargon drilled 12 gross wells (9.9 net) that delivered 6.9 net natural gas wells, 1.0 net oil well and 2.0 net dry holes for an 80 percent success ratio. Consistent with Zargon's policy of balancing higher risk exploration with lower risk development, five (4.4 net) of the wells were located in the West Central Alberta core area and six (4.5 net) wells located in the Alberta Plains properties. During the quarter, only one horizontal development well at Forget was drilled in the Williston Basin oil properties. Of the five West Central Alberta exploration locations, three were exploratory tests at our Pembina shallow gas play and the two dry holes were located at the Highvale and the Peace River Arch properties.

Currently, the first quarter natural gas successes at Pembina and Jarrow (Alberta Plains) are in the process of being tied-in. Second quarter tie-ins will also include Zargon's fourth quarter 2003 new pool discoveries located on the Peace River Arch. The Hamelin Creek Dunvegan/Gething natural gas discovery well was tied-in during April 2004 and is now producing at rates of about one million cubic feet per day. The current geological mapping suggests that as many as three additional Dunvegan gas wells may be drilled on this Hamelin Creek prospect later this year. At Progress, a fourth quarter 2003 new pool Triassic gassy sour oil well will be placed on extended production test in June to evaluate further drilling and facility options.

Zargon continues to base its growth on the complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. The key input resource for our natural gas exploration program is undeveloped land, and through aggressive activity at Crown land sales in prior years, Zargon has built a 405 thousand net acre undeveloped land inventory. Following spring breakup, Zargon will proceed with a very interesting natural gas exploration program focused on our 181 thousand net acres of undeveloped

lands in the West Central core area. Over the next five months 14 to 16 gross wells are scheduled including five wells on prospective Peace River Arch sites, two wells at Highvale and two earning wells on our 28 thousand acre natural gas prospective farm-in at the Blackfeet Reservation in Montana.

The upcoming spring/summer drilling program now underway is slanted to higher-risk areas and has more potential for reward than any of our previous programs. The five scheduled Peace River Arch drills represent exploration ideas based on data from recent successful wells and each is potentially interesting. The two wells in Montana are pure exploration but are supported by geological and seismic interpretation. If successful, this could lead to a much larger play on the available land base. We see similarities in the area to our successful low-pressure, shallow-depth Pembina program and believe that the drilling and completion techniques that we have learned may be transferable. The current program also includes four exploitation wells in our Williston Basin oil properties in Southeast Saskatchewan and North Dakota, directed to sustaining and growing our oil production.

ACQUISITIONS/DISPOSITIONS

During the 2004 first quarter, Zargon did not make significant property acquisition expenditures due in part to an extremely competitive Canadian property acquisition market. During the quarter, Zargon continued to purchase land at Crown sales but was increasingly selective as bid prices escalated. With resource inventories of 405 thousand net acres of undeveloped land available for natural gas exploration and with properties holding 158 million barrels of potentially exploitable oil-in-place, Zargon perceives 2004 as year to focus on the substantial opportunities available in its existing properties.

GUIDANCE*

Zargon's 2004 capital program budget was initially set at $45 million and called for the drilling of 45 net wells. This budget allocated $40 million to exploration and development field activities and $5 million to property acquisitions. With our industry's current record level of activity and enthusiasm, there is a significant upward cost pressure for undeveloped land, property acquisitions and field services. In these high cost times, we will continue with our disciplined approach, adhering to a focused strategy of exploring and exploiting our existing large asset base, while executing value added acquisitions, if and only when they become available. Zargon is not an aggressive spender in these expensive times and consequently we have elected to reduce our capital budget and related guidance targets accordingly.

Our new 2004 capital budget will be set at $35 million directed to exploration and development field activities, and includes the drilling of 41 net wells. The budget does not make an allowance for any acquisitions, although, should value added property or corporate acquisition opportunities be sourced (particularly in the North Dakota portion of the Williston Basin), our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In November 2003, Zargon set mid-year 2004 production guidance levels at 30 million cubic feet of natural gas per day and 3,750 barrels of oil per day, for a combined rate of 8,750 barrels of equivalent per day. The guidance for the oil production rate assumed that Zargon would be successful in making a small Williston Basin oil acquisition. It is now apparent that we will not be acquiring any additional Williston Basin oil properties by mid-year, and we need to adjust our mid-year guidance accordingly to a 3,400 barrel per day rate. The mid-year natural gas guidance of 30 million cubic feet per day remains unchanged and is projected to be delivered from on-going second quarter tie-ins and drilling programs. The revised guidance calls for a combined mid-year rate of 8,400 barrels of equivalent per day, which would represent a 13 percent increase over the average 2003 production rate (10 percent gain on a production per outstanding share basis).

** Please see comments on "Forward-Looking Statements" on the last page of this report.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

This MD&A has been prepared as of May 13, 2004.

FINANCIAL ANALYSIS

In the first quarter of 2004, Zargon continued to report high levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2004 revenue of $27.70 million was 13 percent above $24.51 million in fourth quarter 2003 and five percent below $29.19 million in first quarter 2003. First quarter 2003 had exceptional commodity pricing related to the impending Iraqi war plus a much weaker Canadian dollar that, on a comparative basis, by itself accounted for slightly more than the year-over-year quarterly revenue difference. Hedging losses in first quarter 2004 were $0.27 million, but much smaller than the $2.22 million recorded in first quarter 2003 when commodity prices rose very sharply, rising well beyond values anticipated when the hedges were placed. Cash flow from operations in first quarter 2004 of $15.73 million was 19 percent above the preceding quarter and three percent above first quarter 2003. Net earnings for first quarter 2004 of $5.54 million were 35 percent above the preceding quarter and 17 percent below the prior year first quarter. On a year-over-year basis the first quarter earnings were negatively impacted by increased depletion and depreciation expenses resulting in part from negative revisions made in the 2003 year-end proved reserves evaluation.

Natural gas production eased three percent in first quarter 2004 to 27.21 million cubic feet per day from 28.08 million cubic feet per day in fourth quarter 2003 but was 13 percent above the 2003 first quarter. The year-over-year volume gains came from successful West Central Alberta gas exploration drilling initiatives throughout 2003 and the small first quarter 2004 decline reflected the natural declines from the flush production rates of the new natural gas discoveries. Oil and liquids production has been relatively constant since the second quarter of 2003 with the additions coming from a modest drilling program offsetting natural declines. On a year-over-year basis, first quarter 2004 oil and liquids production was 10 percent above the 2003 first quarter, stemming primarily from the acquisition of the Truro Unit in North Dakota in April 2003.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects on cash flow from sudden falls in prices and revenues, upward price spikes tend to produce overall losses. Thus the 2003 first quarter's extremely high oil and natural gas prices brought about a net hedging loss of $2.22 million that compares to a $0.17 million gain in fourth quarter 2003 and a $0.27 million loss in first quarter 2004.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $5.92 million for the first quarter of 2004, an increase of seven percent from the preceding quarter and a decrease of five percent from $6.24 million in the 2003 first quarter. The variations primarily track changes in production

prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2003 to 22.5 percent in fourth quarter 2003 and back to 21.4 percent in the first quarter of 2004.

On a unit of production basis, production costs of $6.43 per barrel of equivalent in first quarter 2004 compare with $6.30 in the preceding quarter and $6.66 in first quarter 2003. These costs were brought down progressively throughout 2003 from an average of $6.75 per barrel of equivalent in 2002. The chief instrument of change was the disposition in 2003 of $5.22 million of smaller, higher cost properties. The preservation of these improved per unit operating costs through expanded field-related cost containment programs will be a key ongoing initiative for Zargon during this current period of increasing cost pressures.

OPERATING NETBACKS

	2004		2003	
Three months ended March 31	**Oil and Liquids ($/bbl)**	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**39.96**	**6.26**	43.85	7.92
Hedging	**(1.93)**	**0.13**	(2.82)	(0.67)
Royalties	**(8.30)**	**(1.37)**	(8.29)	(1.83)
Production costs	**(9.29)**	**(0.72)**	(9.97)	(0.69)
Operating netbacks	**20.44**	**4.30**	22.77	4.73

Measured on a unit of production basis, general and administrative expenses are also showing good control. Net of recoveries, general and administrative expenses were $1.34 per barrel of equivalent in first quarter 2004 compared to $1.37 in the preceding quarter, $1.40 in first quarter 2003 and $1.49 per barrel of equivalent in all of 2002. Over the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. In light of the substantially increased regulatory reporting requirements that have been mandated in the last year, we are experiencing upward cost pressures that may result in future modest increases on a general and administrative expense per unit of production basis.

Expensing of stock-based compensation in the consolidated statements of earnings began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. Zargon calculates this non-cash expense using the Black-Scholes option-pricing model and it covers the earned portion of employee and director stock options during the reporting period. This expense was not recorded in first quarter 2003 but added $0.09 million or $0.13 per barrel of equivalent of expense in first quarter 2004 and $0.36 per barrel of equivalent (four quarters of expense booked in one quarter) in fourth quarter 2003.

High cash flows since January 2003 have progressively reduced debt net of working capital from $28.74 million at December 31, 2002 to $6.17 million at March 31, 2004 and interest charges have fallen proportionately to $0.08 million in first quarter 2004 compared to $0.11 million in the preceding quarter and $0.26 million in first quarter 2003. In the absence of major corporate capital expenditures, Zargon can be expected to be close to debt-free by the end of the second quarter 2004.

Zargon did not pay current income taxes in the first quarter of 2004, but incurred $0.11 million of federal and provincial capital taxes, which was unchanged from the $0.11 million incurred in the first quarter of 2003. Zargon reorganized its operations into a partnership structure effective July 10, 2001 and acquired significant excess tax pools with both the 2001 Herc Oil Corp. and 2002 Hadrian Energy Corp. acquisitions. These transactions helped shelter 2003 and a portion of 2004 taxable income. However, tax pools at December 31, 2003 were only approximately $79 million and it is expected that they may not be sufficient to shelter all of the budgeted 2004 taxable income.


PETROLEUM AND NATURAL GAS REVENUE


($ million)
29.19
24.20
23.76
24.51
27.70
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

OIL AND LIQUID PRICES


($/bbl)
43.85
34.26
36.39
32.91
39.96
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

NATURAL GAS PRICES


($/mcf)
7.92
6.52
5.51
5.57
6.26
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

CORPORATE NETBACKS

Three months ended March 31 ($/boe)	2004	2003
Petroleum and natural gas revenue	**38.59**	45.94
Hedging	**(0.38)**	(3.50)
Royalties	**(8.25)**	(9.83)
Production costs	**(6.43)**	(6.66)
Operating netbacks	**23.53**	25.95
General and administrative	**(1.34)**	(1.40)
Interest	**(0.12)**	(0.41)
Capital and current income taxes	**(0.16)**	(0.18)
Cash flow netbacks	**21.91**	23.96
Depletion and depreciation (note 1)	**(8.66)**	(6.51)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.46)
Stock-based compensation	**(0.13)**	-
Unrealized foreign exchange	**0.06**	-
Future income taxes (note 1)	**(5.11)**	(6.53)
Net earnings	**7.71**	10.46

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

Depletion and depreciation expense is calculated quarterly and increased sharply in the fourth quarter of 2003 to $8.69 per barrel of equivalent, a level that was consistent with the $8.66 per barrel of equivalent that was recorded in first quarter 2004. The fourth quarter per unit of production depletion and depreciation expense represents a 33 percent increase from the $6.51 per barrel of equivalent booked in first quarter 2003. This large increase in depletion and depreciation expense is primarily related to a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101.

As disclosed in a note at the end of this report, in 2003 the CICA approved a new Section 3110 "Asset Retirement Obligations" that effectively requires site restoration expense to be treated as a discounted future liability that is amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. The amounts are not directly comparable as they were formerly calculated on a more generalized fixed amount per well. For first quarter 2004, the accretion amount is $0.26 million, 12 percent less than $0.29 million in both fourth quarter 2003 and first quarter 2003.

Cash flow from operations in first quarter 2004 of $15.73 million (see note at the beginning of the MD&A section) was $2.49 million or 19 percent higher than the preceding quarter and $0.50 million or three percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices were in fact higher in the prior year first quarter, but the impact of increased production volumes and a large 2003 first quarter hedge loss resulted in an increase in cash flow from operations in the 2004 first quarter. On a per share basis, the three percent increase gain in cash flow per operations was offset by an increase in the average number of shares, with the result that the first quarter 2004 cash flow from operations remained steady at $0.84 per diluted share as compared to the 2003 first quarter, but 17 percent higher than the fourth quarter 2003 cash flow of $0.72 per diluted share.

The provision for future taxes of $3.67 million for the first quarter of 2004 was 53 percent higher than the preceding quarter and 12 percent lower than in first quarter 2003. Except for the impact of tax rate changes announced in 2003, this provision has been effectively tracking the Company's before tax earnings. For the 2004 first quarter, future taxes were 39 percent of before tax earnings, which compares respectively with the 2003 first quarter and 2003 fourth quarter rates of 38 percent and 37 percent.

Net earnings of $5.54 million for the first quarter of 2004 were 35 percent above $4.10 million in the preceding quarter and 17 percent below $6.65 million in first quarter 2003. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation and stock-based compensation booked in the 2003 fourth quarter and 2004 first quarter. On a per share basis, the first quarter 2004 net earnings were $0.30 per diluted share, 36 percent higher than the $0.22 reported in the 2003 fourth quarter, but 17 percent lower than 2003 first quarter net earnings of $0.36 per diluted share.

CASH FLOW FROM OPERATIONS
($ million)


15.23
13.53
12.34
13.24
15.73
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

CAPITAL EXPENDITURES

Three months ended March 31 ($ million)	2004	2003
Undeveloped land	**1.08**	1.39
Geological and geophysical (seismic)	**1.42**	1.09
Drilling and completion of wells	**5.06**	2.78
Well equipment and facilities	**1.78**	1.14
Exploration and development	**9.34**	6.40
Property acquisitions	**0.43**	0.48
Property dispositions	–	(0.02)
Net property acquisitions	**0.43**	0.46
Total capital expenditures (net)	**9.77**	6.86

NET EARNINGS
($ million)


6.65
9.17
4.44
4.10
5.54
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $9.77 million were 42 percent higher than $6.86 million expended in the prior year quarter, reflecting a more active field program in the current period. Field related drilling, completion and facility expenses of $6.84 million were 74 percent higher than the prior years field related capital program. Conversely, undeveloped land purchases decreased 22 percent as Crown land sales reached new high price levels that Zargon did not find commensurate with the risks involved. Capital expenditures in the preceding 2003 fourth quarter were higher at $12.84 million, consistent with Zargon's historical practice of scheduling larger fall drilling programs during periods of relatively lower cost. No material acquisitions were made in either period. Cash flow from operations in the current quarter of $15.73 million and proceeds from the exercise of stock options of $0.99 million covered the capital program and applied $3.30 million to the repayment of bank debt. At March 31, 2004, the Company has an exceptionally strong balance sheet with no long-term bank debt and a total working capital deficit of only $6.17 million, which represents less than two months of the first quarter 2004 cash flow.

As at May 13, 2004, Zargon has issued 18.28 million common shares and has granted stock options to acquire an additional 1.43 million shares.

NET CAPITAL EXPENDITURES
($ million)


6.86
8.10
12.11
12.84
9.77
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

CAPITAL SOURCES

Three months ended March 31 ($ million)	2004	2003
Cash flow from operations	**15.73**	15.23
Changes in working capital and other	**(3.65)**	(4.15)
Change in bank indebtedness	**(3.30)**	(4.50)
Issuance of common shares	**0.99**	0.28
Total capital sources	**9.77**	6.86

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS – FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting – Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Company's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at March 31, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Zargon continues to be well positioned. It has a very strong balance sheet, 405 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry are in a period of high commodity prices in a cycle that appears to have an unusually long life. Upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings (note 1)	Earnings/ Diluted Share (note 1)	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q1	$5.54	$0.30	$15.73	$0.84	$27.70	$186.18	$3.68
2003 Q4	$4.10	$0.22	$13.24	$0.72	$24.51	$181.05	$6.98
2003 Q3	$4.44	$0.24	$12.34	$0.67	$23.76	$172.81	$8.92
2003 Q2	$9.17	$0.50	$13.53	$0.74	$24.20	$165.98	$11.47
2003 Q1	$6.65	$0.36	$15.23	$0.84	$29.19	$165.12	$20.78

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 13, 2004

CONSOLIDATED BALANCE SHEETS

($ thousand)	March 31, 2004	December 31, 2003
	(unaudited)	(restated – note 2)
ASSETS		
Current		
Accounts receivable	**13,099**	12,183
Prepaid expenses and deposits	**1,504**	980
	14,603	13,163
Property and equipment, net	**171,576**	167,888
	186,179	181,051
LIABILITIES		
Current		
Bank indebtedness	**3,675**	6,978
Accounts payable and accrued liabilities	**17,101**	19,277
	20,776	26,255
Asset retirement obligations *(notes 2 and 3)*	**12,469**	12,194
Future income taxes	**33,841**	30,133
	67,086	68,582
SHAREHOLDERS' EQUITY		
Share capital *(note 4)*	**43,213**	42,200
Contributed surplus	**336**	264
Retained earnings	**75,544**	70,005
	119,093	112,469
	186,179	181,051

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Three months ended March 31 (unaudited) ($ thousand, except per share amounts)	2004	2003 (restated – note 2)
Revenue		
Petroleum and natural gas revenue	**27,704**	29,193
Hedding *(note 8)*	**(273)**	(2,223)
Royalties	**(5,923)**	(6,244)
	21,508	20,726
Expenses		
Production	**4,615**	4,230
General and administrative	**962**	888
Stock-based compensation *(note 4)*	**91**	–
Interest	**85**	262
Foreign exchange (gain) loss	**(41)**	–
Accretion of asset retirement obligations *(notes 2 and 3)*	**259**	293
Depletion and depreciation	**6,217**	4,141
	12,188	9,814
Earnings before income taxes	**9,320**	10,912
Income taxes		
Future	**3,667**	4,147
Current	**114**	114
	3,781	4,261
Net earnings for the period	**5,539**	6,651
Retained earnings, beginning of period		
As previously reported	**70,125**	45,598
Change in accounting policies *(note 2)*	**(120)**	46
As restated	**70,005**	45,644
Retained earnings, end of period	**75,544**	52,295
Earnings per common share *(note 5)*		
Basic	**0.31**	0.38
Diluted	**0.30**	0.36

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOW

Three months ended March 31 (unaudited) ($ thousand)	2004	2003 (restated – note 2)
Operating activities		
Net earnings for the period	**5,539**	6,651
Add (deduct) non-cash items:		
Depletion and depreciation	**6,217**	4,141
Accretion of asset retirement obligations *(notes 2 and 3)*	**259**	293
Stock-based compensation	**91**	–
Unrealized foreign exchange (gain) loss	**(41)**	–
Future income taxes	**3,667**	4,147
Cash flow from operations	**15,732**	15,232
Site restoration expenditures	**(42)**	(30)
Changes in non-cash working capital	**(312)**	(1,898)
	15,378	13,304
Financing activities		
Advances (repayment) of bank indebtedness	**(3,303)**	(4,502)
Exercise of stock options	**994**	277
	(2,309)	(4,225)
Investing activities		
Additions to property and equipment	**(9,768)**	(6,882)
Proceeds on disposal of property and equipment	**–**	25
Changes in non-cash working capital	**(3,301)**	(2,222)
	(13,069)	(9,079)
Change in cash	**–**	–
Cash, beginning of period	**–**	–
Cash, end of period	**–**	–

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (UNAUDITED)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

FULL COST ACCOUNTING

The Company has adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that costs centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The change also results in a decrease in net earnings of $0.04 million for the three months ended March 31, 2004 (2003—$0.09 million). The impact on basic and diluted per share amounts for the three months ended March 31, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs not being incurred until after 2012. The Company used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligation:

($ thousand)	Three months ended March 31 2004	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**137**	60
Liabilities settled	**(42)**	(30)
Accretion expense	**259**	293
Other	**(79)**	–
Balance, end of period	**12,469**	10,883

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

COMMON SHARES

	March 31, 2004		March 31, 2003	
(thousand)	Number of Shares	Amount ($)	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised	**246**	**994**	91	277
Stock-based compensation recognized	**–**	**19**	–	–
Balance, end of period	**18,238**	**43,213**	17,728	41,274

A summary of the status of the Company's stock option plans as at March 31, 2004 and 2003, and changes during the three months ended on those dates is presented below:

STOCK OPTIONS

	March 31, 2004		March 31, 2003	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	405	9.30
Exercised	**(246)**	**4.04**	(91)	3.06
Cancelled	**(9)**	**9.61**	–	–
Outstanding at end of period	**1,472**	**10.15**	1,529	6.33
Options exercisable at period end	**739**	**6.99**	1,106	5.20

STOCK-BASED COMPENSATION

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted for 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

In the fourth quarter of 2003, the Company recognized the entire $0.26 million of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet. This expense has not been allocated over the prior quarters.

For purposes of pro forma disclosures, the Company's net earnings for the three months ended March 31, 2003, would be reduced by $0.20 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 quarter. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

	Three months ended March 31	
(thousand)	**2004**	2003
Basic	**18,140**	17,708
Diluted	**18,725**	18,240

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three months ended March 31	
($ thousand)	**2004**	2003
Petroleum and Natural Gas Revenue		
Canada	**24,369**	26,372
United States	**3,335**	2,821
Total	**27,704**	29,193
Net Capital Expenditures		
Canada	**9,458**	6,805
United States	**310**	52
Total	**9,768**	6,857
Total Assets*		
Canada	**162,475**	146,806
United States	**23,704**	18,317
Total	**186,179**	165,123

* Total asset amounts from prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31	
($ thousand)	**2004**	2003
Cash interest paid	**74**	242
Cash taxes paid	**139**	114

8. FINANCIAL INSTRUMENTS

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at March 31, 2004 as follows:

	Volume	Rate	Price	Terms
Oil swaps	18,200 bbl	200 bbl/d	$26.44 US/bbl	Apr. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
	36,800 bbl	200 bbl/d	$30.45 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	18,200 bbl	200 bbl/d	$22.50 US/bbl Put	Apr. 1/04–Jun. 30/04
			$26.85 US/bbl Call	
	18,200 bbl	200 bbl/d	$24.00 US/bbl Put	Apr. 1/04–Jun. 30/04
			$27.65 US/bbl Call	
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put	Jul. 1/04–Dec. 31/04
			$27.80 US/bbl Call	
Natural gas swaps	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
Natural gas collars	428,000 gj	2,000 gj/d	$5.00/gj Put	Apr. 1/04–Oct. 31/04
			$6.85/gj Call	

At March 31, 2004, the cost to settle the above contracts would have been approximately $1.96 million.

9. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: ZAR

TRANSFER AGENT

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

WEBSITE

www.zargon.ca

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of May 13, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

This MD&A has been prepared as of May 13, 2004.

FINANCIAL ANALYSIS

In the first quarter of 2004, Zargon continued to report high levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2004 revenue of $27.70 million was 13 percent above $24.51 million in fourth quarter 2003 and five percent below $29.19 million in first quarter 2003. First quarter 2003 had exceptional commodity pricing related to the impending Iraqi war plus a much weaker Canadian dollar that, on a comparative basis, by itself accounted for slightly more than the year-over-year quarterly revenue difference. Hedging losses in first quarter 2004 were $0.27 million, but much smaller than the $2.22 million recorded in first quarter 2003 when commodity prices rose very sharply, rising well beyond values anticipated when the hedges were placed. Cash flow from operations in first quarter 2004 of $15.73 million was 19 percent above the preceding quarter and three percent above first quarter 2003. Net earnings for first quarter 2004 of $5.54 million were 35 percent above the preceding quarter and 17 percent below the prior year first quarter. On a year-over-year basis the first quarter earnings were negatively impacted by increased depletion and depreciation expenses resulting in part from negative revisions made in the 2003 year-end proved reserves evaluation.

Natural gas production eased three percent in first quarter 2004 to 27.21 million cubic feet per day from 28.08 million cubic feet per day in fourth quarter 2003 but was 13 percent above the 2003 first quarter. The year-over-year volume gains came from successful West Central Alberta gas exploration drilling initiatives throughout 2003 and the small first quarter 2004 decline reflected the natural declines from the flush production rates of the new natural gas discoveries. Oil and liquids production has been relatively constant since the second quarter of 2003 with the additions coming from a modest drilling program offsetting natural declines. On a year-over-year basis, first quarter 2004 oil and liquids production was 10 percent above the 2003 first quarter, stemming primarily from the acquisition of the Truro Unit in North Dakota in April 2003.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects on cash flow from sudden falls in prices and revenues, upward price spikes tend to produce overall losses. Thus the 2003 first quarter's extremely high oil and natural gas prices brought about a net hedging loss of $2.22 million that compares to a $0.17 million gain in fourth quarter 2003 and a $0.27 million loss in first quarter 2004.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $5.92 million for the first quarter of 2004, an increase of seven percent from the preceding quarter and a decrease of five percent from $6.24 million in the 2003 first quarter. The variations primarily track changes in production

prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2003 to 22.5 percent in fourth quarter 2003 and back to 21.4 percent in the first quarter of 2004.

On a unit of production basis, production costs of $6.43 per barrel of equivalent in first quarter 2004 compare with $6.30 in the preceding quarter and $6.66 in first quarter 2003. These costs were brought down progressively throughout 2003 from an average of $6.75 per barrel of equivalent in 2002. The chief instrument of change was the disposition in 2003 of $5.22 million of smaller, higher cost properties. The preservation of these improved per unit operating costs through expanded field-related cost containment programs will be a key ongoing initiative for Zargon during this current period of increasing cost pressures.

OPERATING NETBACKS

	2004		2003	
Three months ended March 31	**Oil and Liquids ($/bbl)**	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**39.96**	**6.26**	43.85	7.92
Hedging	**(1.93)**	**0.13**	(2.82)	(0.67)
Royalties	**(8.30)**	**(1.37)**	(8.29)	(1.83)
Production costs	**(9.29)**	**(0.72)**	(9.97)	(0.69)
Operating netbacks	**20.44**	**4.30**	22.77	4.73

Measured on a unit of production basis, general and administrative expenses are also showing good control. Net of recoveries, general and administrative expenses were $1.34 per barrel of equivalent in first quarter 2004 compared to $1.37 in the preceding quarter, $1.40 in first quarter 2003 and $1.49 per barrel of equivalent in all of 2002. Over the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. In light of the substantially increased regulatory reporting requirements that have been mandated in the last year, we are experiencing upward cost pressures that may result in future modest increases on a general and administrative expense per unit of production basis.

Expensing of stock-based compensation in the consolidated statements of earnings began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. Zargon calculates this non-cash expense using the Black-Scholes option-pricing model and it covers the earned portion of employee and director stock options during the reporting period. This expense was not recorded in first quarter 2003 but added $0.09 million or $0.13 per barrel of equivalent of expense in first quarter 2004 and $0.36 per barrel of equivalent (four quarters of expense booked in one quarter) in fourth quarter 2003.

High cash flows since January 2003 have progressively reduced debt net of working capital from $28.74 million at December 31, 2002 to $6.17 million at March 31, 2004 and interest charges have fallen proportionately to $0.08 million in first quarter 2004 compared to $0.11 million in the preceding quarter and $0.26 million in first quarter 2003. In the absence of major corporate capital expenditures, Zargon can be expected to be close to debt-free by the end of the second quarter 2004.

Zargon did not pay current income taxes in the first quarter of 2004, but incurred $0.11 million of federal and provincial capital taxes, which was unchanged from the $0.11 million incurred in the first quarter of 2003. Zargon reorganized its operations into a partnership structure effective July 10, 2001 and acquired significant excess tax pools with both the 2001 Herc Oil Corp. and 2002 Hadrian Energy Corp. acquisitions. These transactions helped shelter 2003 and a portion of 2004 taxable income. However, tax pools at December 31, 2003 were only approximately $79 million and it is expected that they may not be sufficient to shelter all of the budgeted 2004 taxable income.

PETROLEUM AND NATURAL GAS REVENUE
($ million)


29.19
24.20
23.76
24.51
27.70

Q1 03 Q2 03 Q3 03 Q4 03 **Q1 04**



OIL AND LIQUID PRICES
($/bbl)


43.85
34.26
36.39
32.91
39.96
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

NATURAL GAS PRICES
($/mcf)


7.92
6.52
5.51
5.57
6.26
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

CORPORATE NETBACKS

Three months ended March 31 ($/boe)	2004	2003
Petroleum and natural gas revenue	**38.59**	45.94
Hedging	**(0.38)**	(3.50)
Royalties	**(8.25)**	(9.83)
Production costs	**(6.43)**	(6.66)
Operating netbacks	**23.53**	25.95
General and administrative	**(1.34)**	(1.40)
Interest	**(0.12)**	(0.41)
Capital and current income taxes	**(0.16)**	(0.18)
Cash flow netbacks	**21.91**	23.96
Depletion and depreciation (note 1)	**(8.66)**	(6.51)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.46)
Stock-based compensation	**(0.13)**	–
Unrealized foreign exchange	**0.06**	–
Future income taxes (note 1)	**(5.11)**	(6.53)
Net earnings	**7.71**	10.46

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

Depletion and depreciation expense is calculated quarterly and increased sharply in the fourth quarter of 2003 to $8.69 per barrel of equivalent, a level that was consistent with the $8.66 per barrel of equivalent that was recorded in first quarter 2004. The fourth quarter per unit of production depletion and depreciation expense represents a 33 percent increase from the $6.51 per barrel of equivalent booked in first quarter 2003. This large increase in depletion and depreciation expense is primarily related to a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101.

As disclosed in a note at the end of this report, in 2003 the CICA approved a new Section 3110 "Asset Retirement Obligations" that effectively requires site restoration expense to be treated as a discounted future liability that is amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. The amounts are not directly comparable as they were formerly calculated on a more generalized fixed amount per well. For first quarter 2004, the accretion amount is $0.26 million, 12 percent less than $0.29 million in both fourth quarter 2003 and first quarter 2003.

Cash flow from operations in first quarter 2004 of $15.73 million (see note at the beginning of the MD&A section) was $2.49 million or 19 percent higher than the preceding quarter and $0.50 million or three percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices were in fact higher in the prior year first quarter, but the impact of increased production volumes and a large 2003 first quarter hedge loss resulted in an increase in cash flow from operations in the 2004 first quarter. On a per share basis, the three percent increase gain in cash flow per operations was offset by an increase in the average number of shares, with the result that the first quarter 2004 cash flow from operations remained steady at $0.84 per diluted share as compared to the 2003 first quarter, but 17 percent higher than the fourth quarter 2003 cash flow of $0.72 per diluted share.

The provision for future taxes of $3.67 million for the first quarter of 2004 was 53 percent higher than the preceding quarter and 12 percent lower than in first quarter 2003. Except for the impact of tax rate changes announced in 2003, this provision has been effectively tracking the Company's before tax earnings. For the 2004 first quarter, future taxes were 39 percent of before tax earnings, which compares respectively with the 2003 first quarter and 2003 fourth quarter rates of 38 percent and 37 percent.

Net earnings of $5.54 million for the first quarter of 2004 were 35 percent above $4.10 million in the preceding quarter and 17 percent below $6.65 million in first quarter 2003. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation and stock-based compensation booked in the 2003 fourth quarter and 2004 first quarter. On a per share basis, the first quarter 2004 net earnings were $0.30 per diluted share, 36 percent higher than the $0.22 reported in the 2003 fourth quarter, but 17 percent lower than 2003 first quarter net earnings of $0.36 per diluted share.

CAPITAL EXPENDITURES

Three months ended March 31 ($ million)	2004	2003
Undeveloped land	**1.08**	1.39
Geological and geophysical (seismic)	**1.42**	1.09
Drilling and completion of wells	**5.06**	2.78
Well equipment and facilities	**1.78**	1.14
Exploration and development	**9.34**	6.40
Property acquisitions	**0.43**	0.48
Property dispositions	**–**	(0.02)
Net property acquisitions	**0.43**	0.46
Total capital expenditures (net)	**9.77**	6.86

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $9.77 million were 42 percent higher than $6.86 million expended in the prior year quarter, reflecting a more active field program in the current period. Field related drilling, completion and facility expenses of $6.84 million were 74 percent higher than the prior years field related capital program. Conversely, undeveloped land purchases decreased 22 percent as Crown land sales reached new high price levels that Zargon did not find commensurate with the risks involved. Capital expenditures in the preceding 2003 fourth quarter were higher at $12.84 million, consistent with Zargon's historical practice of scheduling larger fall drilling programs during periods of relatively lower cost. No material acquisitions were made in either period. Cash flow from operations in the current quarter of $15.73 million and proceeds from the exercise of stock options of $0.99 million covered the capital program and applied $3.30 million to the repayment of bank debt. At March 31, 2004, the Company has an exceptionally strong balance sheet with no long-term bank debt and a total working capital deficit of only $6.17 million, which represents less than two months of the first quarter 2004 cash flow.

As at May 13, 2004, Zargon has issued 18.28 million common shares and has granted stock options to acquire an additional 1.43 million shares.

CAPITAL SOURCES

Three months ended March 31 ($ million)	2004	2003
Cash flow from operations	**15.73**	15.23
Changes in working capital and other	**(3.65)**	(4.15)
Change in bank indebtedness	**(3.30)**	(4.50)
Issuance of common shares	**0.99**	0.28
Total capital sources	**9.77**	6.86

CASH FLOW FROM OPERATIONS
($ million)



15.23
13.53
12.34
13.24
15.73
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04



NET EARNINGS
($ million)



6.65
9.17
4.44
4.10
5.54
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

NET CAPITAL EXPENDITURES
($ million)



6.86
8.10
12.11
12.84
9.77
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS – FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting – Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Company's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at March 31, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Zargon continues to be well positioned. It has a very strong balance sheet, 405 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry are in a period of high commodity prices in a cycle that appears to have an unusually long life. Upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings (note 1)	Earnings/ Diluted Share (note 1)	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q1	$5.54	$0.30	$15.73	$0.84	$27.70	$186.18	$3.68
2003 Q4	$4.10	$0.22	$13.24	$0.72	$24.51	$181.05	$6.98
2003 Q3	$4.44	$0.24	$12.34	$0.67	$23.76	$172.81	$8.92
2003 Q2	$9.17	$0.50	$13.53	$0.74	$24.20	$165.98	$11.47
2003 Q1	$6.65	$0.36	$15.23	$0.84	$29.19	$165.12	$20.78

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 13, 2004

ZARGON



OIL & GAS LTD. **2004 FIRST QUARTER REPORT**

CORPORATE HIGHLIGHTS

Zargon Oil & Gas Ltd. is pleased to announce the results for the three months ended March 31, 2004.

The first quarter of 2004 provided Zargon strong financial results, solid operations and an active and successful exploration program. First quarter revenues of $27.70 million, cash flow from operations of $15.73 million ($0.84 per diluted share) and net earnings of $5.54 million ($0.30 per diluted share) were 13 percent, 19 percent and 35 percent higher respectively than the preceding quarter and roughly comparable to the first quarter of 2003. Year-over-year, the quarter's revenue decreased five percent, cash flow from operations increased three percent and net earnings declined 17 percent due to increased depletion charges. Financial results were price-driven and reflect first quarter 2004 commodity price increases over fourth quarter 2003 levels to values that were very high but failed to match the record numbers of first quarter 2003.

Average production in first quarter 2004 of 7,889 barrels of equivalent per day exceeded the prior year's first quarter by 12 percent but was two percent less than the preceding quarter. The year-over-year gains have come from our successful West Central Alberta natural gas exploration initiative. The small quarter-over-quarter decline reflected the natural production decline from flush rates in newly tied-in natural gas wells. Net capital expenditures in the current quarter of $9.77 million were 42 percent higher than in the prior year first quarter and were largely expended on drilling, but still represented only 62 percent of the quarter's cash flow from operations. The quarter's drilling program included 12 gross wells (9.9 net) of which seven were exploratory. Zargon continued to purchase land at Crown sales but was increasingly selective as bid prices escalated. Similarly, Zargon was not active in the property acquisition market as oil and natural gas property prices continue to reach new lofty levels. Operating cash flows in the quarter easily funded the capital expenditures and also helped reduce debt net of working capital by $6.92 million to $6.17 million at March 31, 2004, an amount equivalent to less than two months of the current cash flow from operations.

Three months ended March 31 (unaudited)	**2004**	2003	Percent Change
FINANCIAL			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**27.7**	29.2	(5)
Cash flow from operations	**15.7**	15.2	3
Net earnings *(note 1)*	**5.5**	6.7	(17)
Net capital expenditures	**9.8**	6.9	42
Per Common Share, Diluted			
Cash flow from operations ($/share)	**0.84**	0.84	-
Net earnings ($/share) *(note 1)*	**0.30**	0.36	(17)
Balance Sheet at Period End ($ million)			
Property and equipment, net *(note 1)*	**171.6**	149.7	15
Bank indebtedness	**3.7**	20.8	(82)
Shareholders' equity *(note 1)*	**119.1**	93.6	27
Shares Outstanding at Period End (million)	**18.24**	17.73	3

Three months ended March 31 (unaudited)	**2004**	2003	Percent Change
OPERATIONS			
Average Daily Production			
Oil and liquids (bbl/d)	**3,355**	3,057	10
Natural gas (mmcf/d)	**27.21**	24.02	13
Equivalent (boe/d) *(note 2)*	**7,889**	7,060	12
Equivalent per million shares (boe/d) *(note 2)*	**435**	399	9
Average Selling Price (before hedges)			
Oil and liquids ($/bbl)	**39.96**	43.85	(9)
Natural gas ($/mcf)	**6.26**	7.92	(21)
Wells Drilled, Net	**9.9**	5.0	98
Undeveloped Land at Period End (thousand net acres)	**405**	341	19

Note 1: Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

Note 2: The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.

PRODUCTION*

Natural gas production volumes averaged 27.21 million cubic feet per day in first quarter 2004, a 13 percent increase over the 24.02 million cubic feet per day reported in the 2003 first quarter but a three percent decline from the preceding 2003 fourth quarter. Over the last seven quarters starting with the 2002 second quarter, Zargon has increased natural gas production volumes by 43 percent through successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. Over this period the Alberta Plains gas production volumes have been maintained at steady levels through successful modest maintenance drilling programs. At the end of the 2003 third quarter, a significant wholly owned natural gas producer was completed and tied-in at the Peace River Arch Progress property with initial flush production rates approaching five million cubic feet per day that were reduced to a more sustainable rate of three million cubic feet per day in the 2004 first quarter. During the quarter, production additions at Jarrow (Alberta Plains) and Pembina (West Central Alberta) were able to offset some of this well's flush production decline. In the second quarter, further tie-ins at Jarrow and Pembina plus the tie-in of the new Hamelin Creek (Peace River Arch) dual Dunvegan and Gething discovery should take average quarter production rates to about 28.5 million cubic feet per day, despite some anticipated outages due to scheduled third party gas plant turnarounds.

Production of oil and liquids averaged 3,355 barrels per day in first quarter 2004, level with the preceding quarter and 10 percent higher than first quarter 2003. Zargon's oil and liquids production is founded on the key Williston Basin (Southeast Saskatchewan and North Dakota) long-life, shallow-decline waterflood properties where production gains are derived from exploitation and enhancement activities plus, when appropriately priced, acquisitions of complementary exploitable properties. These properties provide Zargon a solid foundation since production levels can be maintained or grown slightly with only moderate expenditures on exploitation and enhancement activities. Although our balance sheet would permit sizeable oil property

acquisitions, we are not at this time comfortable with the evaluation levels for Canadian assets and we choose to wait for better values. In the meantime, we will continue with our exploitation programs that should yield average second quarter production rates of about 3,400 barrels per day, despite some anticipated spring road ban shut-ins.

EXPLORATION AND EXPLOITATION*

During the 2004 first quarter, Zargon drilled 12 gross wells (9.9 net) that delivered 6.9 net natural gas wells, 1.0 net oil well and 2.0 net dry holes for an 80 percent success ratio. Consistent with Zargon's policy of balancing higher risk exploration with lower risk development, five (4.4 net) of the wells were located in the West Central Alberta core area and six (4.5 net) wells located in the Alberta Plains properties. During the quarter, only one horizontal development well at Forget was drilled in the Williston Basin oil properties. Of the five West Central Alberta exploration locations, three were exploratory tests at our Pembina shallow gas play and the two dry holes were located at the Highvale and the Peace River Arch properties.

Currently, the first quarter natural gas successes at Pembina and Jarrow (Alberta Plains) are in the process of being tied-in. Second quarter tie-ins will also include Zargon's fourth quarter 2003 new pool discoveries located on the Peace River Arch. The Hamelin Creek Dunvegan/Gething natural gas discovery well was tied-in during April 2004 and is now producing at rates of about one million cubic feet per day. The current geological mapping suggests that as many as three additional Dunvegan gas wells may be drilled on this Hamelin Creek prospect later this year. At Progress, a fourth quarter 2003 new pool Triassic gassy sour oil well will be placed on extended production test in June to evaluate further drilling and facility options.

Zargon continues to base its growth on the complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. The key input resource for our natural gas exploration program is undeveloped land, and through aggressive activity at Crown land sales in prior years, Zargon has built a 405 thousand net acre undeveloped land inventory. Following spring breakup, Zargon will proceed with a very interesting natural gas exploration program focused on our 181 thousand net acres of undeveloped lands in the West Central core area. Over the next five months 14 to 16 gross wells are scheduled including five wells on prospective Peace River Arch sites, two wells at Highvale and two earning wells on our 28 thousand acre natural gas prospective farm-in at the Blackfeet Reservation in Montana.

The upcoming spring/summer drilling program now underway is slanted to higher-risk areas and has more potential for reward than any of our previous programs. The five scheduled Peace River Arch drills represent exploration ideas based on data from recent successful wells and each is potentially interesting. The two wells in Montana are pure exploration but are supported by geological and seismic interpretation. If successful, this could lead to a much larger play on the available land base. We see similarities in the area to our successful low-pressure, shallow-depth Pembina program and believe that the drilling and completion techniques that we have learned may be transferable. The current program also includes four exploitation wells in our Williston Basin oil properties in Southeast Saskatchewan and North Dakota, directed to sustaining and growing our oil production.

ACQUISITIONS / DISPOSITIONS

During the 2004 first quarter, Zargon did not make significant property acquisition expenditures due in part to an extremely competitive Canadian property acquisition market. During the quarter, Zargon continued to purchase land at Crown sales but was increasingly selective as bid prices escalated. With resource inventories of 405 thousand net acres of undeveloped land available for natural gas exploration and with properties holding 158 million barrels of potentially exploitable oil-in-place, Zargon perceives 2004 as a year to focus on the substantial opportunities available in its existing properties.

GUIDANCE*

Zargon's 2004 capital program budget was initially set at $45 million and called for the drilling of 45 net wells. This budget allocated $40 million to exploration and development field activities and $5 million to property acquisitions. With our industry's current record level of activity and enthusiasm, there is a significant upward cost pressure for undeveloped land, property acquisitions and field services. In these high cost times, we will continue with our disciplined approach, adhering to a focused strategy of exploring and exploiting our existing large asset base, while executing value added acquisitions, if and only when they become available. Zargon is not an aggressive spender in these expensive times and consequently we have elected to reduce our capital budget and related guidance targets accordingly.

Our new 2004 capital budget will be set at $35 million directed to exploration and development field activities, and includes the drilling of 41 net wells. The budget does not make an allowance for any acquisitions, although, should value added property or corporate acquisition opportunities be sourced (particularly in the North Dakota portion of the Williston Basin), our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In November 2003, Zargon set mid-year 2004 production guidance levels at 30 million cubic feet of natural gas per day and 3,750 barrels of oil per day, for a combined rate of 8,750 barrels of equivalent per day. The guidance for the oil production rate assumed that Zargon would be successful in making a small Williston Basin oil acquisition. It is now apparent that we will not be acquiring any additional Williston Basin oil properties by mid-year, and we need to adjust our mid-year guidance accordingly to a 3,400 barrel per day rate. The mid-year natural gas guidance of 30 million cubic feet per day remains unchanged and is projected to be delivered from on-going second quarter tie-ins and drilling programs. The revised guidance calls for a combined mid-year rate of 8,400 barrels of equivalent per day, which would represent a 13 percent increase over the average 2003 production rate (10 percent gain on a production per outstanding share basis).

* Please see comments on "*Forward-Looking Statements*" on the last page of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

This MD&A has been prepared as of May 13, 2004.

FINANCIAL ANALYSIS

In the first quarter of 2004, Zargon continued to report high levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2004 revenue of $27.70 million was 13 percent above $24.51 million in fourth quarter 2003 and five percent below $29.19 million in first quarter 2003. First quarter 2003 had exceptional commodity pricing related to the impending Iraqi war plus a much weaker Canadian dollar that, on a comparative basis, by itself accounted for slightly more than the year-over-year quarterly revenue difference. Hedging losses in first quarter 2004 were $0.27 million, but much smaller than the $2.22 million recorded in first quarter 2003 when commodity prices rose very sharply, rising well beyond values anticipated when the hedges were placed. Cash flow from operations in first quarter 2004 of $15.73 million was 19 percent above the preceding quarter and three percent above first quarter 2003. Net earnings for first quarter 2004 of $5.54 million were 35 percent above the preceding quarter and 17 percent below the prior year first quarter. On a year-over-year basis the first quarter earnings were negatively impacted by increased depletion and depreciation expenses resulting in part from negative revisions made in the 2003 year-end proved reserves evaluation.

Natural gas production eased three percent in first quarter 2004 to 27.21 million cubic feet per day from 28.08 million cubic feet per day in fourth quarter 2003 but was 13 percent above the 2003 first quarter. The year-over-year volume gains came from successful West Central Alberta gas exploration drilling initiatives throughout 2003 and the small first quarter 2004 decline reflected the natural declines from the flush production rates of the new natural gas discoveries. Oil and liquids production has been relatively constant since the second quarter of 2003 with the additions coming from a modest drilling program offsetting natural declines. On a year-over-year basis, first quarter 2004 oil and liquids production was 10 percent above the 2003 first quarter, stemming primarily from the acquisition of the Truro Unit in North Dakota in April 2003.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects on cash flow from sudden falls in prices and revenues, upward price spikes tend to produce overall losses. Thus the 2003 first quarter's extremely high oil and natural gas prices brought about a net hedging loss of $2.22 million that compares to a $0.17 million gain in fourth quarter 2003 and a $0.27 million loss in first quarter 2004.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $5.92 million for the first quarter of 2004, an increase of seven percent from the preceding quarter and a decrease of five

percent from $6.24 million in the 2003 first quarter. The variations primarily track changes in production prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2003 to 22.5 percent in fourth quarter 2003 and back to 21.4 percent in the first quarter of 2004.

On a unit of production basis, production costs of $6.43 per barrel of equivalent in first quarter 2004 compare with $6.30 in the preceding quarter and $6.66 in first quarter 2003. These costs were brought down progressively throughout 2003 from an average of $6.75 per barrel of equivalent in 2002. The chief instrument of change was the disposition in 2003 of $5.22 million of smaller, higher cost properties. The preservation of these improved per unit operating costs through expanded field-related cost containment programs will be a key ongoing initiative for Zargon during this current period of increasing cost pressures.

Operating Netbacks

	2004		2003	
Three months ended March 31	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**39.96**	**6.26**	43.85	7.92
Hedging	**(1.93)**	**0.13**	(2.82)	(0.67)
Royalties	**(8.30)**	**(1.37)**	(8.29)	(1.83)
Production costs	**(9.29)**	**(0.72)**	(9.97)	(0.69)
Operating netbacks	**20.44**	**4.30**	22.77	4.73

Measured on a unit of production basis, general and administrative expenses are also showing good control. Net of recoveries, general and administrative expenses were $1.34 per barrel of equivalent in first quarter 2004 compared to $1.37 in the preceding quarter, $1.40 in first quarter 2003 and $1.49 per barrel of equivalent in all of 2002. Over the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. In light of the substantially increased regulatory reporting requirements that have been mandated in the last year, we are experiencing upward cost pressures that may result in future modest increases on a general and administrative expense per unit of production basis.

Expensing of stock-based compensation in the consolidated statements of earnings began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. Zargon calculates this non-cash expense using the Black-Scholes option-pricing model and it covers the earned portion of employee and director stock options during the reporting period. This expense was not recorded in first quarter 2003 but added $0.09 million or $0.13 per barrel of equivalent of expense in first quarter 2004 and $0.36 per barrel of equivalent (four quarters of expense booked in one quarter) in fourth quarter 2003.

High cash flows since January 2003 have progressively reduced debt net of working capital from $28.74 million at December 31, 2002 to $6.17 million at March 31, 2004 and interest charges have fallen proportionately to $0.08 million in first quarter 2004 compared to $0.11 million in the preceding quarter and $0.26 million in first quarter 2003. In the absence of major corporate capital expenditures, Zargon can be expected to be close to debt-free by the end of the second quarter 2004.

Zargon did not pay current income taxes in the first quarter of 2004, but incurred $0.11 million of federal and provincial capital taxes, which was unchanged from the $0.11 million incurred in the first quarter of 2003. Zargon reorganized its operations into a partnership structure effective July 10, 2001 and acquired significant excess tax pools with both the 2001 Herc Oil Corp. and 2002 Hadrian Energy Corp. acquisitions. These

transactions helped shelter 2003 and a portion of 2004 taxable income. However, tax pools at December 31, 2003 were approximately $79 million and it is expected that they may not be sufficient to shelter all of the budgeted 2004 taxable income.

Corporate Netbacks

Three months ended March 31 ($/boe)	**2004**	2003
Petroleum and natural gas revenue	**38.59**	45.94
Hedging	**(0.38)**	(3.50)
Royalties	**(8.25)**	(9.83)
Production costs	**(6.43)**	(6.66)
Operating netbacks	**23.53**	25.95
General and administrative	**(1.34)**	(1.40)
Interest	**(0.12)**	(0.41)
Capital and current income taxes	**(0.16)**	(0.18)
Cash flow netbacks	**21.91**	23.96
Depletion and depreciation *(note 1)*	**(8.66)**	(6.51)
Accretion of asset retirement obligations *(note 1)*	**(0.36)**	(0.46)
Stock-based compensation	**(0.13)**	-
Unrealized foreign exchange	**0.06**	-
Future income taxes *(note 1)*	**(5.11)**	(6.53)
Net earnings	**7.71**	10.46

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

Depletion and depreciation expense is calculated quarterly and increased sharply in the fourth quarter of 2003 to $8.69 per barrel of equivalent, a level that was consistent with the $8.66 per barrel of equivalent that was recorded in first quarter 2004. The fourth quarter per unit of production depletion and depreciation expense represents a 33 percent increase from the $6.51 per barrel of equivalent booked in first quarter 2003. This large increase in depletion and depreciation expense is primarily related to a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101.

As disclosed in a note at the end of this report, in 2003 the CICA approved a new Section 3110 "Asset Retirement Obligations" that effectively requires site restoration expense to be treated as a discounted future liability that is amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. The amounts are not directly comparable as they were formerly calculated on a more generalized fixed amount per well. For first quarter 2004, the accretion amount is $0.26 million, 12 percent less than $0.29 million in both fourth quarter 2003 and first quarter 2003.

Cash flow from operations in first quarter 2004 of $15.73 million (see note at the beginning of the MD&A section) was $2.49 million or 19 percent higher than the preceding quarter and $0.50 million or three percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices were in fact higher in the prior year first quarter, but the impact of increased production volumes and a large 2003 first quarter hedge loss resulted in an increase in cash flow from operations in the 2004 first quarter. On a per share basis, the three percent increase gain in cash flow per operations was offset by an increase in the average number of shares, with the result that the first quarter 2004 cash flow

from operations remained steady at $0.84 per diluted share as compared to the 2003 first quarter, but 17 percent higher than the fourth quarter 2003 cash flow of $0.72 per diluted share.

The provision for future taxes of $3.67 million for the first quarter of 2004 was 53 percent higher than the preceding quarter and 12 percent lower than in first quarter 2003. Except for the impact of tax rate changes announced in 2003, this provision has been effectively tracking the Company's before tax earnings. For the 2004 first quarter, future taxes were 39 percent of before tax earnings, which compares respectively with the 2003 first quarter and 2003 fourth quarter rates of 38 percent and 37 percent.

Net earnings of $5.54 million for the first quarter of 2004 were 35 percent above $4.10 million in the preceding quarter and 17 percent below $6.65 million in first quarter 2003. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation and stock-based compensation booked in the 2003 fourth quarter and 2004 first quarter. On a per share basis, the first quarter 2004 net earnings were $0.30 per diluted share, 36 percent higher than the $0.22 reported in the 2003 fourth quarter, but 17 percent lower than 2003 first quarter net earnings of $0.36 per diluted share.

Capital Expenditures

Three months ended March 31 ($ million)	**2004**	2003
Undeveloped land	**1.08**	1.39
Geological and geophysical (seismic)	**1.42**	1.09
Drilling and completion of wells	**5.06**	2.78
Well equipment and facilities	**1.78**	1.14
Exploration and development	**9.34**	6.40
Property acquisitions	**0.43**	0.48
Property dispositions	**-**	(0.02)
Net property acquisitions	**0.43**	0.46
Total capital expenditures (net)	**9.77**	6.86

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $9.77 million were 42 percent higher than $6.86 million expended in the prior year quarter, reflecting a more active field program in the current period. Field related drilling, completion and facility expenses of $6.84 million were 74 percent higher than the prior years field related capital program. Conversely, undeveloped land purchases decreased 22 percent as Crown land sales reached new high price levels that Zargon did not find commensurate with the risks involved. Capital expenditures in the preceding 2003 fourth quarter were higher at $12.84 million, consistent with Zargon's historical practice of scheduling larger fall drilling programs during periods of relatively lower cost. No material acquisitions were made in either period. Cash flow from operations in the current quarter of $15.73 million and proceeds from the exercise of stock options of $0.99 million covered the capital program and applied $3.30 million to the repayment of bank debt. At March 31, 2004, the Company has an exceptionally strong balance sheet with no long-term bank debt and a total working capital deficit of only $6.17 million, which represents less than two months of the first quarter 2004 cash flow.

As at May 13, 2004, Zargon has issued 18.28 million common shares and has granted stock options to acquire an additional 1.43 million shares.

Capital Sources

Three months ended March 31 ($ million)	2004	2003
Cash flow from operations	**15.73**	15.23
Changes in working capital and other	**(3.65)**	(4.15)
Change in bank indebtedness	**(3.30)**	(4.50)
Issuance of common shares	**0.99**	0.28
Total capital sources	**9.77**	6.86

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

Petroleum and Natural Gas Assets – Full Cost Accounting

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Company's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at March 31, 2004.

Asset Retirement Obligations

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Zargon continues to be well positioned. It has a very strong balance sheet, 405 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry are in a period of high commodity prices in a cycle that appears to have an unusually long life. Upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings *(note 1)*	Earnings/ Diluted Share *(note 1)*	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets *(note 1)*	Bank Debt
2004 Q1	$5.54	$0.30	$15.73	$0.84	$27.70	$186.18	$3.68
2003 Q4	$4.10	$0.22	$13.24	$0.72	$24.51	$181.05	$6.98
2003 Q3	$4.44	$0.24	$12.34	$0.67	$23.76	$172.81	$8.92
2003 Q2	$9.17	$0.50	$13.53	$0.74	$24.20	$165.98	$11.47
2003 Q1	$6.65	$0.36	$15.23	$0.84	$29.19	$165.12	$20.78

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 13, 2004

ZARGON OIL & GAS LTD.

CONSOLIDATED BALANCE SHEETS

($ thousand)	March 31, 2004	December 31, 2003
	(unaudited)	(restated – note 2)
ASSETS		
Current		
Accounts receivable	13,099	12,183
Prepaid expenses and deposits	1,504	980
	14,603	13,163
Property and equipment, net	171,576	167,888
	186,179	181,051
LIABILITIES		
Current		
Bank indebtedness	3,675	6,978
Accounts payable and accrued liabilities	17,101	19,277
	20,776	26,255
Asset retirement obligations (notes 2 and 3)	12,469	12,194
Future income taxes	33,841	30,133
	67,086	68,582
SHAREHOLDERS' EQUITY		
Share capital (note 4)	43,213	42,200
Contributed surplus	336	264
Retained earnings	75,544	70,005
	119,093	112,469
	186,179	181,051

See accompanying notes.

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Three months ended March 31 (unaudited) ($ thousand, except per share amounts)	2004	2003
		(restated – note 2)
Revenue		
Petroleum and natural gas revenue	**27,704**	29,193
Hedging (note 8)	**(273)**	(2,223)
Royalties	**(5,923)**	(6,244)
	21,508	20,726
Expenses		
Production	**4,615**	4,230
General and administrative	**962**	888
Stock-based compensation (note 4)	**91**	-
Interest	**85**	262
Foreign exchange (gain) loss	**(41)**	-
Accretion of asset retirement obligations (notes 2 and 3)	**259**	293
Depletion and depreciation	**6,217**	4,141
	12,188	9,814
Earnings before income taxes	**9,320**	10,912
Income taxes		
Future	**3,667**	4,147
Current	**114**	114
	3,781	4,261
Net earnings for the period	**5,539**	6,651
Retained earnings, beginning of period as previously reported	**70,125**	45,598
Change in accounting policies (note 2)	**(120)**	46
Retained earnings, beginning of period as restated	**70,005**	45,644
Retained earnings, end of period	**75,544**	52,295
Earnings per common share (note 5)		
Basic	**0.31**	0.38
Diluted	**0.30**	0.36

See accompanying notes.

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

Three months ended March 31 (unaudited) ($ thousand)	**2004**	2003 (restated – note 2)
Operating activities		
Net earnings for the period	**5,539**	6,651
Add (deduct) non-cash items:		
Depletion and depreciation	**6,217**	4,141
Accretion of asset retirement obligations (notes 2 and 3)	**259**	293
Stock-based compensation	**91**	-
Unrealized foreign exchange (gain) loss	**(41)**	-
Future income taxes	**3,667**	4,147
Cash flow from operations	**15,732**	15,232
Site restoration expenditures	**(42)**	(30)
Changes in non-cash working capital	**(312)**	(1,898)
	15,378	13,304
Financing activities		
Advances (repayment) of bank indebtedness	**(3,303)**	(4,502)
Exercise of stock options	**994**	277
	(2,309)	(4,225)
Investing activities		
Additions to property and equipment	**(9,768)**	(6,882)
Proceeds on disposal of property and equipment	**-**	25
Changes in non-cash working capital	**(3,301)**	(2,222)
	(13,069)	(9,079)
Change in cash	**-**	-
Cash, beginning of period	**-**	-
Cash, end of period	**-**	-

See accompanying notes.

ZARGON OIL & GAS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 and 2003 (unaudited)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting

The Company has adopted the new CICA Accounting Guideline – 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline – 16.

Asset Retirement Obligations

On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The change also results in a decrease in net earnings of $0.04 million for the three months ended March 31, 2004 (2003 - $0.09 million). The impact on basic and diluted per share amounts for the three months ended March 31, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs not being incurred until after 2012. The Company used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligation:

Three months ended March 31 ($ thousand)	**2004**	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**137**	60
Liabilities settled	**(42)**	(30)
Accretion expense	**259**	293
Other	**(79)**	-
Balance, end of period	**12,469**	10,883

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

Common Shares
(thousand)

	March 31, 2004		March 31, 2003	
	Number of Shares	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised	**246**	**994**	91	277
Stock-based compensation recognized	**-**	**19**	-	-
Balance, end of period	**18,238**	**43,213**	17,728	41,274

A summary of the status of the Company's stock option plans as at March 31, 2004 and 2003, and changes during the three months ended on those dates is presented below:

Stock Options

	March 31, 2004		March 31, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price ($)**	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	405	9.30
Exercised	**(246)**	**4.04**	(91)	3.06
Cancelled	**(9)**	**9.61**	-	-
Outstanding at end of period	**1,472**	**10.15**	1,529	6.33
Options exercisable at period end	**739**	**6.99**	1,106	5.20

Stock-Based Compensation

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

In the fourth quarter of 2003, the Company recognized the entire $0.26 million of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet. This expense has not been allocated over the prior quarters.

For purposes of pro forma dsclosures the Company's net earnings for the three months ended March 31, 2003, would be reduced by $0.20 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 quarter. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

Three months ended March 31 (thousand)	**2004**	2003
Basic	**18,140**	17,708
Diluted	**18,725**	18,240

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended March 31, 2004	2003
Petroleum and Natural Gas Revenue		
Canada	**24,369**	26,372
United States	**3,335**	2,821
Total	**27,704**	29,193
Net Capital Expenditures		
Canada	**9,458**	6,805
United States	**310**	52
Total	**9,768**	6,857
Total Assets*		
Canada	**162,475**	146,806
United States	**23,704**	18,317
Total	**186,179**	165,123

* Total asset amounts from prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended March 31, 2004	2003
Cash interest paid	**74**	242
Cash taxes paid	**139**	114

8. FINANCIAL INSTRUMENTS

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at March 31, 2004 as follows:

	Volume	Rate	Price	Term
Oil swaps	18,200 bbl	200 bbl/d	$26.44 US/bbl	Apr. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
	36,800 bbl	200 bbl/d	$30.45 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	18,200 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Apr. 1/04–Jun. 30/04
	18,200 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Apr. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
Natural gas collars	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04

At March 31, 2004, the cost to settle the above contracts would have been approximately $1.96 million.

9. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

ZARGON OIL AND GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: ZAR

Transfer Agent

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Head Office

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of May 13, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


RECEIVED
2005 JUN 16 P 2:

ZARGON OIL & GAS LTD.

Annual Information Form

Fiscal Year Ended December 31, 2003

Dated May 11, 2004

ITEM 2 - TABLE OF CONTENTS

		Page
Item 1 -	Cover	
Item 2 -	Table of Contents	1
	- Abbreviations	1
	- Legal Notice – Forward Looking Statements	1
Item 3 -	Corporate Structure	1
	- The Company	1
	- Intercorporate Relationships	1
Item 4 -	General Development of the Business	2
	- Background to the Company	2
	- Three-Year History	2
Item 5 -	Description of the Business	3
	- Business of Zargon	3
	- Corporate Strategy	3
	- Trends	4
	- Statement of Reserves Data and Other Oil & Gas Information	4
	- Disclosure of Reserves Data	4
	- Reserves Data (Constant Prices and Costs)	5
	- Reserves Data (Forecast Prices and Costs)	9
	- Notes to Reserve Data Tables	13
	- Reconciliations of Changes in Reserves	17
	- Reconciliation of Future Net Revenue	19
	- Additional Information Relating to Reserves Data	20
	- Other Oil & Gas Information	21
	- Principal Producing Properties	21
	- Oil and Gas Wells	24
	- Properties with No Attributable Reserves	24
	- Forward Contracts	24
	- Additional Information Concerning Abandonment and Reclamation Costs	25
	- Tax Horizon	25
	- Capital Expenditures	25
	- Exploration and Development Activities	25
	- Production Estimates	26
	- Production History	27
	- Production Volume By Field	28
	- Marketing	29
	- Risk Management / Financial Instruments	29
	- Industry Conditions	30
	- Human Resources	32
	- Environmental Policies	33
Item 6 -	Selected Consolidated Financial Information	34
	- Annual Financial Information	34
	- Dividends	34
Item 7 -	Description of Capital Structure	34
Item 8 -	Market for Securities	35
Item 9 -	Escrowed Securities	35

ITEM 2 - TABLE OF CONTENTS continued

		Page
Item 10 -	Directors and Officers	35
Item 11 -	Promoters	39
Item 12 -	Legal Proceedings	39
Item 13 -	Interest of Management and Others in Material Transactions	39
Item 14 -	Transfer Agents and Registrars	39
Item 15 -	Material Contracts	40
Item 16 -	Interests of Experts	40
Item 17 -	Audit Committee Matters	40
	- Mandate and Responsibilities of the Audit Committee	40
	- Composition of the Audit Committee	42
	- External Auditor Service Fees	44
Item 18 -	Additional Information	44
Schedule "A"	Report on Reserves Data	45
Schedule "B"	Report of Management and Directors on Reserves Data and Other Information	47

Abbreviations

Oil and Natural Gas Liquids

bbl	barrel
mbbl	thousand barrels
mmbbl	million barrels
	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
mcf/d	thousand cubic feet per day bbl/d
mmcf/d	million cubic feet per day
mmbtu	million British thermal units
bcf	billion cubic feet
gj	gigajoule

Other

boe	barrel of oil equivalent of natural gas and oil on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (this conversion factor is an industry accepted norm and is not based on either energy content or current prices) unless otherwise stated
boe/d	barrel of oil equivalent per day
ARTC	Alberta Royalty Tax Credit
mboe	thousand of barrels of oil equivalent

Legal Notice – Forward Looking Information

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this annual information form are as of May 11, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 3 - CORPORATE STRUCTURE

The Company

Zargon Oil & Gas Ltd. ("Zargon" or the "Company") was incorporated on November 12, 1987 under the *Business Corporations Act* (Alberta). On May 7, 1992, the Company, Rulair Oil Ltd. and Fairhill Oil Ltd. amalgamated under the name "Zargon Oil & Gas Ltd." On July 31, 1997, the Company and Oasis Energy Company amalgamated under the name "Zargon Oil & Gas Ltd.". The Company also amalgamated with Zargon Energy Corp. on January 2, 1998 and Hadrian Energy Corp. on January 1, 2003, both under the name of "Zargon Oil & Gas Ltd.". In this Annual Information Form, unless the context otherwise requires, the "Company" or "Zargon" refers to Zargon Oil & Gas Ltd., its wholly owned subsidiaries and a partnership.

Intercorporate Relationships

The Company has one wholly owned Canadian subsidiary, Zargon Resources Ltd., three wholly owned U.S.

subsidiaries, Zargon Acquisition Inc., Zargon Oil (ND) Inc. and Zargon Americana Inc. and one partnership, Zargon Oil & Gas Partnership which is indirectly wholly-owned. Zargon Acquisition Ltd. was incorporated on June 5, 2001 and amalgamated with Herc Oil Corp. on July 10, 2001 under the name of "Zargon Resources Ltd.". Zargon Acquisition Inc. was incorporated on April 4, 2001 under the laws of Alberta and was originally incorporated in Wyoming on September 28, 1999 under the name of Herc Acquisition Corp. Zargon Oil (ND) Inc. was incorporated under the name of Tidal Resources (U.S.A.) Inc. on January 13, 1994 under the laws of Delaware and Zargon Americana Inc. was incorporated under the name of Herc Americana Inc. on September 5, 1997 under the laws of Montana.

The Company's head office and registered office is located at 700, 333 - 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

ITEM 4 - GENERAL DEVELOPMENT OF THE BUSINESS

Background to the Company

The Company operated as a private company from 1988 until going public in 1993. From 1993 to 1998, the Company raised in aggregate $14.70 million in public offerings and private placements and built production volumes to 1,508 barrels per day of oil and liquids and 6.33 mmcf per day of natural gas. In 1999 a natural gas exploration strategy was implemented and 65,900 net acres of undeveloped land were acquired, primarily at the Jarrow property in East Central Alberta. In 2000, Zargon acquired 32,800 net acres of undeveloped land and drilled 38.6 net wells, bringing production of natural gas to 14.49 mmcf per day, primarily from Jarrow.

Three-Year History

Major Company events of the last three years include the following:

In 2001, Zargon celebrated its tenth year of operations with a year of solid growth that featured the acquisition of Herc Oil Corp. with $23.29 million of property and equipment for a cash consideration of $19.83 million, the assumption of debt and other adjustments. The Herc acquisition included a 92.5 percent interest in the Haas Madison Unit in North Dakota with net production of approximately 560 barrels per day of light, sweet crude oil that became Zargon's first producing asset in the United States. Oil and liquid production for the year increased 42 percent over the prior year to 2,441 barrels per day. The year also included active development of the Jarrow gas property in East Central Alberta that raised Zargon's total gas production by 29 percent to 18.67 mmcf per day. Zargon's undeveloped land inventory was 241,000 net acres at year-end.

In 2002, Zargon reported production growth over the previous year of 22 percent in oil and liquids to 2,968 barrels per day and nine percent in natural gas production to 20.29 mmcf per day. Oil and liquids production was replaced during the year at a rate of 158 percent while natural gas production was replaced at a rate of 151 percent. Hadrian Energy Corp. was acquired for $4.75 million cash plus the issuance of 542,000 Zargon common shares valued at $8.75 per share and brought Zargon substantial natural gas exploration opportunities in West Central Alberta as well as sizeable surplus tax pools. Zargon's undeveloped land inventory was increased by 38 percent to reach 331,300 net acres with 109,100 net acres in West Central Alberta.

In 2003, Zargon reported record revenue, cash flow and earnings with cash flow of $54.35 million that fully funded a $39.91 million capital program. Natural gas production volumes increased to an average of 24.95

mmcf per day and oil and liquids increased to an average of 3,287 barrels per day. The natural gas production growth of 23 percent was organic in nature and came primarily from exploration and development of our West Central Alberta core area. Oil and liquids production growth of 11 percent came largely through re-pressurization by water injection of existing Williston Basin properties plus the acquisition of 200 barrels per day in the Truro Unit in Renville County, North Dakota. Zargon's undeveloped land inventory increased 20 percent over the year to 398,000 net acres. At year-end, Zargon's total debt net of working capital had decreased to $13.09 million, an amount slightly less than fourth quarter cash flow. At year-end, Zargon's reserve estimates were calculated for the first year in compliance with the newly implemented NI 51-101 Standards of Disclosure that impose a higher mandated confidence level for proved and probable reserves. One effect is that the current year's proved and probable reserves have become comparable to the established (proved and 50 percent probable) reserve estimates used in prior years. On this basis, proved and probable reserve estimates at December 31, 2003 increased three percent over the prior year while proved reserve estimates decreased by 14 percent.

ITEM 5 - DESCRIPTION OF THE BUSINESS

Business of Zargon

The Company's business is the acquisition, exploration and development of petroleum and natural gas projects in the Western Canadian and Williston sedimentary basins that offer the potential for substantial shareholder value creation. The Company's objective is to efficiently deploy capital to provide consistent, sustainable and profitable petroleum and natural gas reserve and production additions.

Corporate Strategy

Zargon's business strategy consists of two complementary activities: the efficient acquisition and exploitation of underdeveloped oil properties characterized by a large oil-in-place and the seismically driven natural gas exploration of a large undeveloped land inventory.

To support this strategy and produce profitable proved reserve and production additions, Zargon has developed the following core competencies;

- Oil property acquisition and exploitation (reservoir/production engineering, geological and geophysical focused).
- Shallow/medium depth natural gas exploration (geological and geophysical focused).

Zargon's consistent 'buy and exploit' oil strategy functions by acquiring properties with a large volume of oil-in-place and then enhancing them by development and exploitation techniques based on seismic, detailed geology and reservoir/production engineering. The natural gas exploration programs are initiated by acquiring large contiguous land blocks with multi-zone potential and then applying advanced seismic concepts with detailed geological understanding to manage the exploration risk.

Currently, the Company is focused on the Williston Basin for oil exploitation properties and West Central Alberta for natural gas exploration. The Company's third core area of the Alberta Plains has an established natural gas production base with enough undeveloped land to sustain production over the medium term.

Trends

For the past three years the oil and gas industry has shown an accelerated trend to corporate consolidation that has affected companies of all sizes from the small emerging companies to the senior integrated organizations. The consolidators tend to be Canadian royalty trusts who are acquiring assets to replace production volumes in the absence of exploration activities, large Canadian independents seeking greater size and US companies desiring to build long-term natural gas supplies for the United States market. As a response to the shrinking junior oil and natural gas sector, there have been a substantial number of new oil and gas corporate startups that in many cases are led by management teams bought out in the consolidation phase. As a result the industry has developed a bimodal distribution with a large population of smaller companies and an ample group of large companies, but at least in historical terms a lack of mid-sized junior oil and gas companies.

The combination of these trends and the continuing maturation of the Western Canadian and Williston sedimentary basins have resulted in a very competitive environment for the acquisition of undeveloped lands and underdeveloped properties. Zargon is fortunate to have large inventories of natural gas prospective undeveloped lands and underdeveloped oil properties that can be explored and exploited during this high price environment. In the short and medium term, the current high commodity prices are expected to persist and it is anticipated that Zargon can continue to deliver efficient and profitable capital programs directed to Zargon's existing large inventory of exploration and exploitation projects.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 22, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is March 22, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by McDaniel & Associates Consultants Ltd. ("McDaniel") with an effective date of December 31, 2003 contained in the March 22, 2004 Report ("McDaniel Report"). The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The McDaniel Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (the "COGE" Handbook) and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Company engaged McDaniel & Associates Consultants Ltd. to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Company's reserves are in Canada in the provinces of Alberta, Saskatchewan and Manitoba, or in the United States in the states of North Dakota and Montana.

Disclosure provided herein in respect of barrel of equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf is equal to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and

reserve estimates of the Company's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

CANADA

	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved						
Developed Producing	6,073	5,290	37,793	30,691	65	45
Developed Non-Producing	98	89	10,361	8,134	8	5
Undeveloped	-	-	596	505	-	-
Total Proved	6,171	5,379	48,750	39,330	73	50
Probable	1,962	1,693	18,100	14,215	34	23
Total Proved Plus Probable	8,133	7,072	66,850	53,545	107	73

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	229,981	168,663	135,096	168,957	122,818	97,975
Developed Non-Producing	34,975	25,258	19,420	22,534	15,882	11,929
Undeveloped	1,809	1,028	651	1,202	643	373
Total Proved	266,765	194,949	155,167	192,693	139,343	110,277
Probable	101,933	52,243	32,498	66,045	33,599	20,741
Total Proved Plus Probable	368,698	247,192	187,665	258,738	172,942	131,018

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of December 31, 2003 CONSTANT PRICES AND COSTS

UNITED STATES

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (mbbl)	LIGHT AND MEDIUM OIL Net (mbbl)	NATURAL GAS Gross (mmcf)	NATURAL GAS Net (mmcf)	NATURAL GAS LIQUIDS Gross (mbbl)	NATURAL GAS LIQUIDS Net (mbbl)
Proved						
Developed Producing	4,257	3,147	121	85	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-
Total Proved	4,257	3,147	121	85	-	-
Probable	1,065	793	-	-	-	-
Total Proved Plus Probable	5,322	3,940	121	85	-	-

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand) RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%
Proved						
Developed Producing	59,773	34,122	24,178	38,053	21,941	15,538
Developed Non-Producing	(30)	(24)	(19)	(17)	(14)	(11)
Undeveloped	-	-	-	-	-	-
Total Proved	59,743	34,098	24,159	38,036	21,927	15,527
Probable	16,359	5,047	2,517	9,504	2,941	1,462
Total Proved Plus Probable	76,102	39,145	26,676	47,540	24,868	16,989

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

AGGREGATE

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (mbbl)	Net (mbbl)	NATURAL GAS Gross (mmcf)	Net (mmcf)	NATURAL GAS LIQUIDS Gross (mbbl)	Net (mbbl)
Proved						
Developed Producing	10,331	8,438	37,914	30,776	65	45
Developed Non-Producing	98	89	10,361	8,134	8	5
Undeveloped	-	-	596	505	-	-
Total Proved	10,429	8,527	48,871	39,415	73	50
Probable	3,027	2,486	18,100	14,215	34	23
Total Proved Plus Probable	13,456	11,013	66,971	53,630	107	73

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	289,753	202,785	159,274	207,009	144,758	113,513
Developed Non-Producing	34,946	25,235	19,401	22,517	15,868	11,918
Undeveloped	1,809	1,028	651	1,202	643	373
Total Proved	326,508	229,048	179,326	230,728	161,269	125,804
Probable	118,293	57,290	35,015	75,549	36,540	22,203
Total Proved Plus Probable	444,801	286,338	214,341	306,277	197,809	148,007

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS

($ thousand)

RESERVES CATEGORY	REVENUE	ROYALTIES (net of ARTC)	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves								
Canada	511,741	88,046	134,814	4,731	17,383	266,766	74,075	192,691
United States	145,958	38,082	45,010	-	3,124	59,743	21,707	38,036
Total	657,699	126,128	179,824	4,731	20,507	326,509	95,782	230,727
Proved Plus Probable Reserves								
Canada	689,699	121,390	175,597	6,543	17,468	368,700	109,962	258,738
United States	182,333	47,380	55,727	-	3,125	76,102	28,562	47,540
Total	872,032	168,770	231,324	6,543	20,593	444,802	138,524	306,278

BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($ thousand)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	95,722
	Natural Gas (including by-products but excluding solution gas from oil wells)	133,326
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	115,583
	Natural Gas (including by-products but excluding solution gas from oil wells)	170,755

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

CANADA

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (mbbl)	LIGHT AND MEDIUM OIL Net (mbbl)	NATURAL GAS Gross (mmcf)	NATURAL GAS Net (mmcf)	NATURAL GAS LIQUIDS Gross (mbbl)	NATURAL GAS LIQUIDS Net (mbbl)
Proved						
Developed Producing	6,073	5,303	37,804	30,698	65	45
Developed Non-Producing	98	89	10,426	8,171	8	5
Undeveloped	-	-	596	505	-	-
Total Proved	6,171	5,392	48,826	39,374	73	50
Probable	1,962	1,696	18,124	14,229	34	23
Total Proved Plus Probable	8,133	7,088	66,950	53,603	107	73

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	164,084	130,055	108,273	123,872	97,467	80,594
Developed Non-Producing	25,753	19,127	14,977	16,331	11,821	9,003
Undeveloped	1,258	720	441	869	448	236
Total Proved	191,095	149,902	123,691	141,072	109,736	89,833
Probable	74,552	39,877	25,275	50,254	26,009	16,153
Total Proved Plus Probable	265,647	189,779	148,966	191,326	135,745	105,986

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of December 31, 2003 FORECAST PRICES AND COSTS

UNITED STATES

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (mbbl)	LIGHT AND MEDIUM OIL Net (mbbl)	NATURAL GAS Gross (mmcf)	NATURAL GAS Net (mmcf)	NATURAL GAS LIQUIDS Gross (mbbl)	NATURAL GAS LIQUIDS Net (mbbl)
Proved						
Developed Producing	4,257	3,147	121	85	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-
Total Proved	4,257	3,147	121	85	-	-
Probable	1,065	793	-	-	-	-
Total Proved Plus Probable	5,322	3,940	121	85	-	-

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	38,298	25,520	18,925	24,551	16,887	12,487
Developed Non-Producing	(32)	(25)	(20)	(18)	(15)	(12)
Undeveloped	-	-	-	-	-	-
Total Proved	38,266	25,495	18,905	24,533	16,872	12,475
Probable	12,159	4,316	2,162	7,085	2,549	1,259
Total Proved Plus Probable	50,425	29,811	21,067	31,618	19,421	13,734

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

AGGREGATE

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (mbbl)	LIGHT AND MEDIUM OIL Net (mbbl)	NATURAL GAS Gross (mmcf)	NATURAL GAS Net (mmcf)	NATURAL GAS LIQUIDS Gross (mbbl)	NATURAL GAS LIQUIDS Net (mbbl)
Proved						
Developed Producing	10,331	8,450	37,926	30,784	65	44
Developed Non-Producing	98	89	10,426	8,171	8	5
Undeveloped	-	-	596	505	-	-
Total Proved	10,429	8,539	48,948	39,460	73	50
Probable	3,026	2,489	18,124	14,229	34	23
Total Proved Plus Probable	13,455	11,028	67,072	53,689	107	73

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%
Proved						
Developed Producing	202,382	155,575	127,198	148,423	114,354	93,081
Developed Non-Producing	25,721	19,102	14,957	16,313	11,807	8,992
Undeveloped	1,258	720	441	869	447	235
Total Proved	229,361	175,397	142,596	165,605	126,608	102,308
Probable	86,711	44,193	27,437	57,339	28,558	17,412
Total Proved Plus Probable	316,072	219,590	170,033	222,944	155,166	119,720

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2003 FORECAST PRICES AND COSTS

($ thousand)

RESERVES CATEGORY	REVENUE	ROYALTIES (net of ARTC)	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves								
Canada	448,181	75,306	154,734	4,862	22,182	191,097	50,025	141,072
United States	136,686	35,702	58,386	-	4,331	38,266	13,734	24,532
Total	584,867	111,008	213,120	4,862	26,514	229,363	63,759	165,604
Proved Plus Probable Reserves								
Canada	605,270	103,253	206,890	6,756	22,723	265,648	74,323	191,325
United States	173,863	45,216	73,882	-	4,340	50,425	18,807	31,618
Total	779,133	148,469	280,772	6,756	27,063	316,073	93,130	222,943

BY PRODUCTION GROUP as of December 31, 2003 FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($ thousand)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	65,727
	Natural Gas (including by-products but excluding solution gas from oil wells)	109,670
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	80,575
	Natural Gas (including by-products but excluding solution gas from oil wells)	139,015

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the McDaniel Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

3. **Forecast Prices and Costs**

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, as at December 31, 2003, inflation and exchange rates utilized in the McDaniel Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

as of December 31, 2003
PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Price ($Cdn/gj)	Natural Gas Liquids FOB Field Gate ($Cdn/bbl)	Inflation Rate(1) %/year	Exchange Rate(2) ($US/$Cdn)
Forecast							
2004	29.00	37.70	32.20	5.50	27.90	2.0	0.75
2005	26.50	34.30	29.71	5.19	25.50	2.0	0.75
2006	25.50	33.00	28.84	4.87	24.50	2.0	0.75
2007	25.00	32.30	28.06	4.68	24.80	2.0	0.75
2008	25.00	32.30	27.97	4.53	23.70	2.0	0.75
2009	25.50	32.90	28.48	4.57	24.10	2.0	0.75
2010	26.00	33.50	29.00	4.60	24.50	2.0	0.75
2011	26.50	34.20	29.61	4.69	25.00	2.0	0.75
2012	27.00	34.80	30.11	4.78	25.40	2.0	0.75
2013	27.50	35.50	30.72	4.87	26.00	2.0	0.75
2014	28.10	36.20	31.32	4.97	26.50	2.0	0.75
Thereafter				Various Escalation rates			

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Company for the year ended December 31, 2003, were $6.33/mcf for natural gas, $36.66/bbl for oil and natural gas liquids.

4. Constant Prices and Costs

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the McDaniel Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2003
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Alberta Average Gas Price ($Cdn/mmbtu)	Natural Gas Liquids FOB Field Gate ($Cdn/bbl)	Exchange Rate(1) ($US/$Cdn)
Historical						
2003	32.78	39.76	34.25	5.87	31.50	0.76

Note:

(1) The exchange rate used to generate benchmark reference prices in this table.

5. **Future Development Costs**

The following table sets forth development costs deducted in the estimation of the Company's future net revenue attributable to the reserve categories noted below.

	Constant Prices and Costs	Forecast Prices and Costs	
Year ($ thousand)	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
2004	4,174	4,258	5,853
2005	232	241	241
2006	30	32	32
2007	45	49	49
2008	60	66	197
Thereafter	190	216	384
Total Undiscounted	4,731	4,862	6,756
Total Discounted at 10%	4,383	4,504	6,258

Note:

While the Company has reserves and production in the United States, the estimation of the Company's future net revenue attributable to the US properties does not imply future development costs.

6. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Company qualifies for the maximum ARTC.

7. Estimated future abandonment and reclamation costs related to a property have been taken into account by McDaniel in determining reserves that should be attributed to a property. Reasonable estimated future well abandonment costs were deducted in determining the aggregate future net revenue. No allowance was made, however, for reclamation of well sites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to McDaniel were accepted by McDaniel as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

CANADA

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (mmbbl)	Net Probable (mmbbl)	Net Proved Plus Probable (mmbbl)	Net Proved (bcf)	Net Probable (bcf)	Net Proved Plus Probable (bcf)
December 31, 2002	6.28	0.91	7.19	50.55	5.21	55.76
Extensions	0.32	0.25	0.57	2.23	0.69	2.92
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(0.55)	0.48	(0.07)	(11.72)	5.05	(6.67)
Discoveries	0.03	0.03	0.06	7.47	3.36	10.83
Acquisitions	0.12	0.07	0.19	-	-	-
Dispositions	(0.04)	(0.02)	(0.06)	(1.70)	(0.08)	(1.78)
Economic Factors	-	-	-	-	-	-
Production	(0.72)	-	(0.72)	(7.45)	-	(7.45)
December 31, 2003	5.44	1.72	7.16	39.38	14.23	53.61

Note: The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Company previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Company.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

UNITED STATES

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (mmbbl)	Net Probable (mmbbl)	Net Proved Plus Probable (mmbbl)	Net Proved (bcf)	Net Probable (bcf)	Net Proved Plus Probable (bcf)
December 31 2002	2.90	0.21	3.11	0.12	-	0.12
Extensions	0.08	0.05	0.13	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(0.10)	0.25	0.15	(0.02)	-	(0.02)
Discoveries	-	-	-	-	-	-
Acquisitions	0.53	0.28	0.81	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	(0.26)	-	(0.26)	(0.02)	-	(0.02)
December 31, 2003	3.15	0.79	3.94	0.08	-	0.08

Note: The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Company previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Company.

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

AGGREGATE

FACTORS	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
	Net Proved (mmbbl)	Net Probable (mmbbl)	Net Proved Plus Probable (mmbbl)	Net Proved (bcf)	Net Probable (bcf)	Net Proved Plus Probable (bcf)
December 31 2002	9.18	1.12	10.30	50.67	5.21	55.88
Extensions	0.40	0.30	0.70	2.23	0.69	2.92
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(0.65)	0.73	0.08	(11.74)	5.05	(6.69)
Discoveries	0.03	0.03	0.06	7.47	3.36	10.83
Acquisitions	0.65	0.35	1.00	-	-	-
Dispositions	(0.04)	(0.02)	(0.06)	(1.70)	(0.08)	(1.78)
Economic Factors	-	-	-	-	-	-
Production	(0.98)	-	(0.98)	(7.47)	-	(7.47)
December 31, 2003	8.59	2.51	11.10	39.46	14.23	53.69

Note: The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Company previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Company.

Reconciliation of Future Net Revenue

The following table sets forth a reconciliation of the estimate of the net present value of future net revenue attributable to Zargon's reserves as evaluated in the McDaniel Report as at December 31, 2003 against the estimate of such amount as at December 31, 2002, calculated before tax using a discount rate of 10 percent and constant price and cost assumptions:

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
DECEMBER 31, 2003
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR ($ thousand)	2003 Canada	US	Total
Estimated Future Net Revenue at Beginning of Year (After Tax)	119,599	18,879	138,478
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(52,398)	(6,763)	(59,161)
Net Change in Prices, Production Costs and Royalties Related to Future Production	58,165	9,182	67,347
Changes in Previously Estimated Development Costs Incurred During the Period	-	-	-
Changes in Estimated Future Development Costs	17,720	1,100	18,820
Extensions and Improved Recovery	13,508	1,587	15,095
Discoveries	25,538	-	25,538
Acquisitions of Reserves	2,880	4,950	7,830
Dispositions of Reserves	(5,220)	-	(5,220)
Net Change Resulting from Revisions in Quantity Estimates	(40,692)	(6,682)	(47,374)
Accretion of Discount	11,960	1,888	13,848
Net Change in Income Taxes	(11,717)	(2,214)	(13,931)
Estimated Future Net Revenue at End of Year (After Tax)	139,343	21,927	161,270

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned. In Zargon's practice, proved undeveloped reserves tend to be those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from the Company's gathering systems. In addition, such reserves may relate to planned infill drilling locations. Probable undeveloped reserves may be reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. In either case, the majority of undeveloped reserves are planned to be on stream within a two-year timeframe. Undeveloped reserves represent only about three percent of Zargon's proved reserve base.

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserves estimates contained herein are based on current production forecasts, prices and economic conditions. The Company's reserves are evaluated by McDaniel & Associates Consultants Ltd., an independent engineering firm.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental

restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result of the subjective decisions implied, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

OTHER OIL AND GAS INFORMATION

Principal Producing Properties

Zargon's operations are divided into the following three main regions of exploration and development activity:

	2003 Equivalent Production (boe/d)	2003 Annual Production Growth (percent)	2003 Proved Plus Probable Reserves (mboe)	2003 Annual Reserve Growth (percent)	2003 Undeveloped Land (thousand net acres)	2003 Undev. Land Growth (percent)	Zargon Production Weighting (percent)
West Central Alberta	1,472	139	4,287	18	174	52	20
Alberta Plains	3,525	(2)	9,458	(12)	185	1	47
Williston Basin	2,449	14	11,249	13	39	20	33
Total	7,446	17	24,994	3	398	20	100

West Central Alberta

In 2003 Zargon continued to aggressively pursue a natural gas exploration strategy in three separate geographic areas in West Central Alberta. Despite each of these areas having varied geological play types and risk profiles, taken together they formed a balanced and successful natural gas exploration program. During the year, Zargon redeployed record cash flows to work the West Central Alberta exploration initiative, spending 39 percent of its total capital program and 42 percent of its total drilling budget to the West Central Alberta core area.

- The Highvale area, located west of Edmonton, has a higher reward, but similar geological and infrastructure characteristics as Zargon's historically successful Jarrow property. A combination of seismically defined structural prospects, stacked medium depth targets, 43 thousand net acres of undeveloped land, and control over local infrastructure provides a platform for Zargon to explore and increase production from this area.

- In the Pembina area, Zargon is pursuing the shallower Edmonton sands at depths up to 900 metres. The project is characterized by multiple sand, low pressure natural gas targets that can provide initial natural gas production rates of up to 750 thousand cubic feet per day. Although assembling a land position in the area has been challenging, due to shallow rights held by underlying deeper producing formations, Zargon has acquired an inventory of 48 thousand net acres of undeveloped land in this area that will be systematically developed over the next two years. The Pembina area also includes the Modeste Creek Belly River Waterflood project that holds 12 million barrels of working interest exploitable oil-in-place.

- The third major area of the West Central core area is the Peace River Arch where Zargon has been executing a grass roots natural gas exploration strategy that commences with the establishment of a substantial undeveloped land inventory. Following the land acquisition phase, 2D and 3D seismic is acquired that ultimately leads to the drilling of multi-zone natural gas exploration targets. Zargon has established an undeveloped land base of over 70 thousand net acres in this area that will be actively and aggressively explored.

Zargon drilled 17.8 wells in the West Central area in 2003 and produced an average of 260 barrels per day of oil and 7.27 million cubic feet per day of natural gas. In the fourth quarter, natural gas production had increased to 10.45 million cubic feet per day. During the year, the West Central core area contributed 29 percent of Zargon's natural gas production volumes and by year-end 32 percent of Zargon's proved and probable natural gas reserves. Reflecting the successful execution of Zargon's grass roots exploration effort, the core area's 2003 natural gas volumes increased 215 percent over the prior year's levels. At year-end, Zargon's inventory of undeveloped lands in West Central Alberta has increased to 174 thousand acres, a 350 percent increase since the beginning of 2002.

Alberta Plains

In the Alberta Plains, Zargon developed and executed its first significant natural gas growth business strategy. The cornerstone of the strategy was built around acquiring a dominant land position enhanced by ownership in existing infrastructure, followed by geologically and seismically defined drilling. The properties in the Alberta Plains core area have experienced significant development and production growth in the past and are now positioned to deliver substantial surplus cash flows that can fund other growth opportunities in other areas. Production will be maintained by the optimization of existing wells and by steady seismically defined development and exploration programs on the Company's existing land base.

With a relatively stable production base representing 47 percent of total 2003 production, Zargon spent only 23 percent of its capital expenditures in the Alberta Plains to maintain production level with the prior year. In 2003, certain non-core higher operating cost properties with limited upside were divested, taking advantage of high sales prices.

In 2003, the Alberta Plains core area contributed 69 percent of Zargon's natural gas production volumes and represented 66 percent of Zargon's year-end total proved and probable natural gas reserves. Consistent with the Company's sustainable harvest strategy for its mature properties, the core area's 2003 production volumes were essentially unchanged from 2002 at 3,525 barrels of equivalent per day.

Jarrow, Alberta

Jarrow has been Zargon's largest producing property since 1999, and is characterized by a series of multi-zone Cretaceous gas sands at depths up to 700 meters. The property provided Zargon with substantial production and reserves growth early in its life cycle. Since 2001, the property has been maintained at relatively stable production levels through development and exploration drilling timed to keep area facilities operating at or near design capacity. For the foreseeable future, the current production rates should be maintained by drilling about 12 net wells per year. The locations for these wells will be derived from the continued evaluation and expansion of the area's comprehensive seismic base on more than 130 thousand net acres of undeveloped land.

Williston Basin (Southeast Saskatchewan / North Dakota)

Zargon's Williston Basin core area is the company's most important oil producing area. The area encompasses long life producing oil properties in southeast Saskatchewan, southwest Manitoba and the northern part of the state of North Dakota. The properties are located in relatively close geographical proximity, and are all producing from Mississippian carbonate reservoirs at depths up to 1,500 meters.

The Williston Basin properties have in general been acquired for their exploitation potential. Containing large volumes of oil-in-place, these properties are suitable candidates for increases in ultimate recoverable reserves through the application of (i) water flood pressure maintenance technologies, (ii) 3D seismic and (iii) horizontal drilling. Usually, the efficient exploitation of the properties requires the implementation of some form of each of these three technologies. The standard exploitation process starts with a property acquisition phase that is followed by a water flood initiation or enhancement program. After reservoir pressure support has been regained through water injections and the reservoirs have been characterized with the 3D seismic programs, horizontal wells are drilled to accelerate the recovery of the remaining reserves.

Zargon is currently working on fourteen Williston Basin exploitation projects that contain 134 million barrels of working interest oil-in-place. These projects are at various stages of development but they have the common characteristic of a substantial remaining exploitation potential and a long-life shallow-decline production profile. In 2003, the Williston Basin core area contributed 73 percent of the Company's oil production and 82 percent of the year-end proved and probable oil reserves. Consistent with the prior year's strategy, Zargon continued to high-grade its properties in 2003 by divesting selected high operating cost properties.

Williston Basin production averaged 2,449 barrels of oil equivalent per day in 2003, a 14 percent gain from the 2002 levels. At the end of 2003, the proved and probable reserve life was a substantial 12.2 years, which reflects the long-life characteristic of these properties.

Haas, North Dakota

The Haas North Dakota property is Zargon's largest Williston Basin property and represents an excellent example of a successful exploitation strategy. The property was acquired in the 2001 Herc Oil corporate acquisition. After a detailed geological and engineering review, Zargon made a September 2002 application to the North Dakota Industrial Commission to expand the existing waterflood by adding 4,000 barrels per day of water injections through the conversion of five existing producers into injectors. The waterflood application project was approved and implemented by year-end 2002 and one vertical well was drilled. Oil production consequently increased 44 percent from 516 barrels per day (Q3 2002) to 744 barrels per day (Q2 2003). A 3D seismic survey was shot in summer 2003 and the first horizontal development well in this phase of development was drilled in December 2003. The program will be followed by an injector conversion and a minimum of two additional horizontal wells will be drilled in 2004.

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	191	97	32	22	214	135	125	85
Saskatchewan	243	147	38	25	-	-	-	-
Manitoba	54	54	11	11	-	-	-	-
North Dakota	79	77	7	7	-	-	-	-
Montana	-	-	-	-	4	2	-	-
Total	567	375	88	65	218	137	125	85

Properties with No Attributable Reserves

The following table sets out the Company's undeveloped land holdings as at December 31, 2003.

	Undeveloped Acres	
(thousand net acres)	Gross	Net
Alberta	423	359
Saskatchewan	40	39
United States	-	-
Total	463	398

With respect to its undeveloped land inventory and farm-in agreements, the Company has the following current work commitments:

(a) A commitment to an industry participant to drill two wells in Montana by May 19, 2004 at an estimated cost of $1.0 million.

(b) A commitment to the Paul Band to shoot a 3D seismic program and drill one well in the Highvale area of West Central Alberta by October 1, 2004 at an estimated cost of $1.0 million.

(c) A commitment to an industry participant to shoot a 2D seismic program in the Progress area of West Central Alberta by June 30, 2004 at an estimated cost of $80 thousand.

The Company expects that rights to explore, develop and exploit 50,000 net acres of its undeveloped land holdings will expire by December 31, 2004.

Forward Contracts

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered

prudent. Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects from sudden falls in prices and revenues, upward price spikes and trends tend to produce overall losses. Oil and natural gas prices moved to very high levels in first quarter 2003 and then trended to lower, although still historically high levels, as the year progressed. As a consequence, hedging activities produced a loss of $2.22 million in the first quarter and smaller losses of $0.47 million and $0.35 million in the second and third quarters respectively. The currency exchange collar in place throughout 2003 was positive all year and provided an overall gain of $1.22 million, partially offsetting the commodity hedge losses. Lower natural gas prices in the fourth quarter, plus increased strength in the Canadian dollar, produced a quarterly hedge gain of $0.17 million. For the full year 2003, the hedge loss was $2.88 million, which compares to a gain of $0.67 million in 2002 and hedge losses of $0.57 million in 2001 and $2.73 million in 2000. A similar level of risk management was employed in all four years, but price swings varied widely as did the degree of predictability.

During the year, oil and currency hedges resulted in a $1.04 million reduction of 2003 oil and liquid revenues, which is equivalent to a $0.87 per barrel charge against the year's total oil and liquid production. Natural gas hedges reduced Zargon's 2003 gas revenues by $1.84 million, equivalent to a $0.20 per thousand cubic feet charge on the year's total natural gas production.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are 693 net wells to be reclaimed. The total abandonment and reclamation costs are estimated to be $50.8 million (without discount) and $12.2 million discounted at 10 percent. In the next three financial years, $1.7 million of the costs are expected to be incurred.

Tax Horizon

Zargon's resource tax pools have sheltered it from paying current cash taxes with the exception of Federal Large Corporations tax and Saskatchewan and Manitoba Capital Tax. Zargon has tax pools at December 31, 2003 of approximately $79 million that are anticipated to shelter most of the budgeted 2004 taxable income.

Capital Expenditures

The following tables summarize capital expenditures related to the Company's activities for the year ended December 31, 2003:

($ million)	Canada	United States	Total
Property acquisition costs			
Proved properties	(2.34)	4.95	2.61
Undeveloped properties	6.98	-	6.98
Exploration costs	9.85	0.34	10.19
Development costs	18.88	1.25	20.13
Total	33.37	6.54	39.91

Exploration and Development Activities

The following table sets forth the wells drilled by the Company during the year ended December 31, 2003:

	Gross Wells		Net Wells	
	Canada	US	Canada	US
Light and Medium Oil	10	1	7.0	1.0
Natural Gas	35	-	24.6	-
Dry	6	-	6.0	-
Total:	51	1	37.6	1.0

The Company's most important current exploration and development activities include the following:

(a) Exploration for natural gas in West Central Alberta, primarily in the Peace River Arch, Highvale and Pembina areas.

(b) Development work with an exploration component seeking to maintain current production levels of natural gas in the Alberta Plains core area.

(c) Exploitation of many of our Williston Basin properties with improved recovery techniques, reservoir re-pressurization by water injection followed in due course by geologically–driven development drilling based on 3D seismic programs.

Production Estimates

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2004 that is reflected in the estimate of proved plus probable future net revenue disclosed in the tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)	BOE (boe/d)
Canada	2,377	30,378	56	7,496
United States	961	89	-	976
Total	3,338	30,467	56	8,472

Large Single Property

In 2003, the Jarrow property in East Central Alberta recorded average production of 13.91 mmcf per day of natural gas plus 8 barrels per day of liquid, accounting for 31 percent of the Company's total production. It is the only property producing more than 20 percent of total production.

	Light and Medium Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)	BOE (boe/d)
Jarrow	8	13,907	-	2,326

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

Average Daily Production Volume (before Royalties)

	Three Months Ended				
	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Total
Natural gas (mcf/d)	24,020	22,890	24,770	28,080	24,950
Light, Medium Crude Oil (bbl/d)	3,057	3,407	3,341	3,340	3,287
Total (boe/d)	7,060	7,222	7,470	8,020	7,446

Prices Received, Royalties Paid, Production Costs and Netback – Light, Medium Crude Oil & Natural Gas Liquids

	Three Months Ended				
($ per bbl)	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Total
Prices received	43.85	34.26	36.39	32.91	36.66
Hedging	(2.82)	(0.27)	(0.40)	(0.19)	(0.87)
Royalties paid	(8.29)	(6.54)	(7.85)	(7.11)	(7.42)
Production costs	(9.97)	(8.32)	(8.73)	(8.92)	(8.95)
Netback	22.77	19.13	19.41	16.69	19.42

Prices Received, Royalties Paid, Production Costs and Netback – Natural Gas

	Three Months Ended				
($ per mcf)	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Total
Prices received	7.92	6.52	5.51	5.57	6.33
Hedging	(0.67)	(0.19)	(0.10)	(0.09)	(0.20)
Royalties paid	(1.83)	(1.45)	(1.44)	(1.29)	(1.49)
Production costs	(0.69)	(0.67)	(0.72)	(0.75)	(0.71)
Netback	4.73	4.21	3.25	3.44	3.93

Prices Received, Royalties Paid, Production Costs and Netback – Combined

	Three Months Ended				
($ per boe)	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Total
Prices received	45.94	36.82	34.57	33.22	37.40
Hedging	(3.50)	(0.02)	(.52)	(.23)	(1.06)
Royalties paid	(9.83)	(7.69)	(8.29)	(7.48)	(8.28)
Production costs	(6.66)	(6.05)	(6.32)	(6.30)	(6.33)
Netback	25.95	22.36	19.44	19.67	21.73

Note: Netbacks are calculated by subtracting royalties and operating costs from revenues after hedging.

Production Volume by Field

The following table discloses for each important field, and in total, daily production volumes for the financial year ended December 31, 2003 for each product type.

	Light and Medium Crude Oil and Natural Gas Liquids (bbl/d)	Natural Gas (mcf/d)	Equivalent (boe/d)	(%)
West Central Alberta				
Highvale	34	2,601	468	
Pembina	101	1,510	353	
Peace River Arch	10	1,646	284	
Other	114	1,513	367	
Total West Central Alberta	259	7,270	1,472	20
Alberta Plains				
Jarrow	8	13,907	2,326	
Hamilton Lake	98	2,152	457	
Taber	409	82	423	
Other	122	1,169	319	
Total Alberta Plains	637	17,310	3,525	47
Williston Basin				
Saskatchewan	1,351	281	1,398	
North Dakota/Montana, USA	897	89	913	
Manitoba	139	0	138	
Total Williston Basin	2,387	370	2,449	33
Total	3,287	24,950	7,446	100

The Company's crude oil production for the year ended December 31, 2003 was 97% light or light medium quality crude oil with an average density of approximately 31° API and 3% natural gas liquids.

For the twelve months ended December 31, 2003, approximately 44% of the Company's gross revenue was derived from crude oil and liquids production and 56% was derived from natural gas production.

Marketing

Zargon markets its natural gas through a combination of long-term and short-term sales contracts. In 2003, approximately 35 percent of Zargon's natural gas production was sold under aggregator contracts pursuant to long-term contracts with Cargill Gas Marketing Ltd. (Jarrow - 29 percent) and ProGas Limited (Hamilton Lake – 6 percent). The remainder of Zargon's natural gas production was sold by spot sale contracts and Alberta index prices were received. In general, Zargon markets its oil production with various purchasers under one month renewable contracts and receives posted reference prices with adjustments for quality and transportation.

Risk Management / Financial Instruments

Zargon's external business risks arise from the uncertainty of crude oil and natural gas pricing, the uncertainty of interest and exchange rates, environmental and safety issues, and financial and liquidity considerations. Additional risk arises from the production performance of existing properties, the changes in regulatory standards and the uncertain results from capital expenditure programs.

Zargon attempts to minimize pricing and currency exchange uncertainty with a risk management program that encompasses a variety of financial instruments. These include forward sales of oil and natural gas production, put options on both oil and natural gas, costless collars (in which some potential high price gain is given up in return for potential low price support) and US dollar currency hedges in different forms for up to 30 percent of its net oil and natural gas production volumes. In general the Company seeks to use strategies that allow minimum price expectations to be met while preserving most of the Company's exposure to higher prices. This strategy is designed mainly to protect the Company against periods of unusually low commodity prices and by its nature is likely to produce significant hedging losses when prices are unusually high.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and employee safety procedures.

Financial and liquidity risks are reduced by limiting debt financing to conservative self-imposed debt to cash flow guidelines. Zargon actively manages the risks of its capital programs by concentrating drilling and subsequent development activities in areas where it has demonstrated proven technical capabilities and understanding. Finally, Zargon's capital budget is managed so as to consider both risk and capital exposure of any one project or concept in the context of the Company's overall portfolio of projects.

Zargon is a party to certain off-balance sheet derivative financial instruments that fix the price or provide a floor price for a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices. Zargon enters into currency contracts for hedging purposes because the price received for its products varies in close relationship to the U.S. dollar currency exchange rate. Zargon's outstanding contracts as at December 31, 2003 are as follows:

	Volume	Rate	Price	Range of Terms
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04–Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04–Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04–Mar. 31/04

Industry Conditions

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the market supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years continue to meet certain criteria prescribed by the NEB and the government of Canada. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB licence and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada - U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade then only if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province and state has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quantity of the petroleum product produced.

From time to time the governments of Canada, Alberta, Saskatchewan and North Dakota have established incentive programs, which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil royalty rates vary from province to province. In Alberta oil royalty rates vary between 10 percent and 35 percent for old oil and 10 percent and 30 percent for new oil. New oil is applicable to oil pools discovered after March 31, 1974.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15 percent and 30 percent, in the case of new gas, and between 15 percent and 35 percent, in the case of old gas, depending upon a prescribed reference or corporate average price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75 percent for prices for oil at or below $100 per cubic meter and 25 percent for prices above $210 per cubic meter. The ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from Companies claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

A price and productivity sensitive royalty structure for oil and natural gas in the Province of Saskatchewan has been in effect since 1987. The royalty structure provides for royalty holidays for certain categories of wells drilled in the Province of Saskatchewan and royalties which vary with the price of a particular commodity.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. These incentives increase the net income of the Company.

Land Tenure

Oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the *Environmental Protection and Enhancement Act*. Under the new Act, environmental standards and compliance for releases, clean-up and reporting are stricter and more onerous. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

Human Resources

As at December 31, 2003, Zargon employed 34 full time head office employees and five full time field employees. Contract operators are retained for all other field operations and professional consultants are used as required.

The Company's compensation package is a combination of base salaries, benefits, bonuses and stock options which make it competitive in retaining professional and support staff capable of contributing significantly to the Company's success. Salary levels are determined with reference to amounts paid by similar-sized

organizations in the petroleum and natural gas industry. Bonuses may also be granted on the basis of particularly significant contributions made during the year. A stock option plan was adopted for directors and employees that permits the granting of options at then current prices to purchase shares of the Company for a term of up to five years. The Board of Directors of the Company sets the number of options that shall be granted.

For details of Executive Compensation, please refer to Information Circular dated April 2, 2004.

Environmental Policies

Zargon is committed to protecting the environment while conducting its operations. Zargon's management believes that:

a) Operating in an environmentally responsible manner is key to insuring the continued growth of the company and the industry.

b) Sound environmental management is an integral component of a good business plan. Environmental stewardship reduces costs and corporate liability. It enhances shareholder value, boosts employee moral and enhances the company's image in the eyes of regulators and the public.

c) Managing Zargon's environmental responsibilities is a team effort requiring the commitment of management, employees and contractors.

d) Preventing environmental damage is cheaper than repairing damage.

An effective environmental program helps operations staff to understand and comply with environmental laws and regulations and to minimize the costs and liabilities associated with environmental damage. It helps meet the concerns of investors, analysts, bankers, partners and the public that environmental issues are being managed properly and will provide a due-diligence defense in the event of an environmental incident.

ITEM 6 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

The following is a summary of selected consolidated financial information of the Company for the periods indicated.

($ thousand, except per share amounts)	**2003**	2002	2001
Petroleum and natural gas revenue before royalties and hedging	**101,657**	65,538	63,795
Net earnings	**24,527**	10,679	13,135
Per share - basic ($)	**1.38**	0.62	0.84
Per share - diluted ($)	**1.33**	0.60	0.82
Cash flow from operations	**54,347**	32,117	32,669
Per share - basic ($)	**3.05**	1.86	2.10
Per share - diluted ($)	**2.96**	1.81	2.03
Total assets	**175,070**	153,660	127,926
Bank indebtedness	**6,978**	25,279	24,137
Shareholders' equity	**112,589**	86,595	69,985

Dividends

Since its incorporation, Zargon has not paid any cash dividends on the Common Shares. Dividends on the Common Shares will be paid solely at the discretion of the Board of Directors after taking into account the financial condition of Zargon and the economic environment in which it is operating. No dividends are expected to be paid in the foreseeable future.

ITEM 7 - DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred and second preferred shares. At December 31, 2003, 17,992,000 common shares are issued and outstanding.

ITEM 8 - MARKET FOR SECURITIES

The common shares of the Company are listed for trading on the Toronto Stock Exchange under the symbol "ZAR".

Monthly Trading

	High	Low	Close	Volume
January 2003	9.74	9.00	9.30	510,233
February 2003	10.25	9.20	10.06	710,942
March 2003	10.14	8.26	9.25	274,815
April 2003	9.40	8.75	9.35	297,170
May 2003	10.00	9.35	9.85	232,766
June 2003	11.10	9.83	10.75	523,974
July 2003	11.00	10.20	10.50	157,091
August 2003	11.80	10.50	11.45	318,028
September 2003	12.25	11.00	12.15	361,031
October 2003	12.50	11.35	11.40	187,841
November 2003	12.48	11.40	11.70	431,030
December 2003	13.75	11.02	13.50	761,766

ITEM 9 - ESCROWED SECURITIES

The Company has no escrowed securities.

ITEM 10 - DIRECTORS AND OFFICERS

As of April 2, 2004, the name and municipalities of residence of the Directors and Officers, the number of voting securities of the Company beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Company, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Offices Held and Time as Director or Officer	Principal Occupation
John O. McCutcheon Vancouver, British Columbia	Chairman and Director since July 1, 1993. President from 1988 to July 1993	Chairman of the Company. For the past 20 years he has been active in public and private raising of capital for energy, real estate and pharmaceutical ventures. He was a co-founder of Carlyle Energy Ltd. in 1980 and Chairman of that company until 1984. From 1970 to 1980, he was Executive Vice-President of Cemp Investments and was a senior officer of a number of the Companies affiliated with Cemp Investments. Prior to 1970, he was Chairman of Civil Engineering at McGill University in Montreal and an engineering and economics advisor to Companies. He is a director and/or officer of several private companies.
Craig H. Hansen Calgary, Alberta	President, CEO and Director from November 1997; President and Director since July 1993, Vice-President from March 1992	President and Chief Executive Officer of the Company. Prior to March 1992, he acted as a consultant to the Company and has been involved with each of the Company's acquisitions since 1989. He obtained a B.Sc. (Hons.) in Chemical Engineering from the University of Alberta in 1978 and is a professional engineer registered with APEGGA. Mr. Hansen was employed with Dome Petroleum Ltd. (1978-1980) and NRG Engineering Ltd. (1980-1984). He founded C.H. Hansen Engineering Ltd., an engineering consulting company, which provided reservoir, exploitation, and acquisition engineering services during the period 1984 through 1993.
K. James Harrison(2)(3) Oakville, Ontario	Director since 1995	K. James Harrison is a Partner of K J Harrison & Partners Inc. Prior to 2000, he was the Vice-Chairman and Chief Executive Officer of Connor Clark Ltd. He is a LL.B., M.B.A. Graduate of the University of Western Ontario and has a Chartered Financial Analyst designation.
H. Earl Joudrie(3) Toronto, Ontario	Director since 1989	H. Earl Joudrie is a director of a number of Canadian public companies in both eastern and western Canada. He is a former Chairman of Algoma Steel Inc., and Chairman of Gulf Canada Resources Inc. He has extensive experience in the oil and gas industry and from 1980 to 1992 served at different times as Chairman or President and CEO of Encor Energy Inc., Nu-West Group and Voyager Petroleums Ltd. Prior to 1980 he was Senior Vice-President of Ashland Oil Inc. and Chairman of Ashland Oil Canada.
Kyle D. Kitagawa(1) Calgary, Alberta	Director since 2001	Kyle D. Kitagawa is a self-employed businessman who also serves on the boards of Esprit Exploration Ltd., Ferus Gas Industries Trust, Livingston Energy Ltd., and Independent Energy Ltd.. Prior to April 2003, he was the President and C.E.O. of Enron Canada Corp. and Enron Canada Power Corp. where he held progressively senior positions over his nine year tenure. He also served as chairman of Advanced Mobile Power Systems, LLC. and was a director of Papier Masson Ltee. and Invasion Energy Ltd. He was previously employed by Canadian Hunter Exploration Ltd. for five years serving as Manager of Corporate Development and Marketing Services. He holds an M.B.A. from Queen's University, a BComm. from the University of Calgary, and the professional designation of

Name and Municipality of Residence	Offices Held and Time as Director or Officer	Principal Occupation
		Chartered Accountant.
Mark I. Lake Calgary, Alberta	Vice President, Exploration since September 1999	Vice President, Exploration of the Company. From January 1998 to September 1999, he acted as a Consultant to the Company. Mark Lake has a B.A. (Hons) in Geology and Geography from the University of Keele, U.K. (1977) and an M.Sc. in Applied Geophysics from the University of Birmingham, U.K. (1978). He was employed by Gulf Canada Resources Ltd. from 1980 to 1984, and then spent the next 13 years working for Tricentrol Resources Canada Ltd. and its successor companies Norwich Resources Canada Ltd. and UMC Resources Canada Ltd. From 1996 to 1997 he was the Vice President of Exploration for Richland Petroleum Company. He is a Professional Geophysicist registered with APEGGA.
Jim Peplinski [(2)(4)] Calgary, Alberta	Director since 1997	Jim Peplinski is Managing Partner of Jim Peplinski's Leasemaster and VP Business Development for the Calgary Flames. He is also active in many charities and directorships.
Daniel A. Roulston Calgary, Alberta	Vice President, Operations since November 1997; Engineering Manager from 1994 to November 1997	Vice President, Operations of the Company. Dan Roulston obtained a Diploma in Petroleum Resources Technology from N.A.I.T. in 1977 and a B.Sc. in Petroleum Engineering from the University of Alberta in 1983. He is a professional engineer registered with APEGGA. Mr. Roulston was employed from 1977 to 1979 in the Development Geology Department with Chevron Standard and at Norcen Energy Resources Limited from 1983 to 1993.
Byron J. Seaman[(1)] Calgary, Alberta	Director since 1990	Byron J. Seaman is a private investor. A long time officer and director of Bow Valley Industries Limited, he was appointed Chairman and Chief Executive officer of Bow Valley Resource Services Ltd. an affiliated company and held that position until 1990. He continues to serve on the Board of several other public companies. He has served on several Government of Alberta boards and committees and is part-owner of the Calgary Flames Hockey Club. In 1992 he received an Honorary Doctor of Science degree from the University of Saskatchewan.
Sheila A. Wares Calgary, Alberta	Vice President, Accounting since December 2000; Officer since November 1997, Controller since August 1993	Vice President, Accounting of the Company. Prior to August 1993, she acted as a consultant to the Company and has been responsible for financial and accounting functions to the Company since 1990. She obtained her B.Comm. from the University of Alberta in 1975. Mrs. Wares articled with Peat Marwick and obtained her Chartered Accountant designation in 1977. She had ten years experience in public practice with direct exposure to oil and gas accounting.
J. Graham Weir[(1)(4)] Calgary, Alberta	Director since 2003	Mr. Weir is an independent businessman. From September 1990 to December 2000, he was Vice President and Director of Corporate Finance for Goepel McDermid Inc., where he initiated and completed acquisition, financing, financial advisory, merger and valuation assignments for mid-market public and private companies generally headquartered in Calgary and active in the oil and gas

Name and Municipality of Residence	Offices Held and Time as Director or Officer	Principal Occupation
		producer and service sectors. He graduated from Trent University in 1974 with a Bachelors Degree in Mathematics and the University of Manitoba in 1977 with a Masters Degree in Actuarial Mathematics. Mr. Weir is a Chartered Business Valuator and serves as a director of several companies including: Capstone Energy Ltd., Graymont Limited, Grupo Calidra and Pulse Data Inc.
William J. Whelan(1)(2) Calgary, Alberta	Director since 1988	William J. Whelan is a private investor and a consultant. He is a Chartered Accountant and has been associated in a senior capacity with companies in the oil and gas industry since 1970, including Ashland Oil Canada Ltd., Kaiser Petroleum Ltd., Carlyle Energy Ltd. and Encor Energy Corporation Inc.
Kenneth W. Young Calgary, Alberta	Vice President, Land since November 1997 Land Manager from 1995 to November 1997	Vice President, Land of the Company. He obtained a B.Comm. from Mount Allison University in 1980 and is a professional landman. Mr. Young was employed with Esso Resources Canada (1980 - 1993) and Archer Resources Ltd. (1994 - 1995) prior to joining the Company in 1995 in the capacity of Land Manager.
Grant A. Zawalsky(3)(4) Calgary, Alberta	Director since 2000	Grant A. Zawalsky has been a Partner of Burnet, Duckworth & Palmer LLP, since 1994.

Notes:

(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).
(2) Member of the Compensation Committee.
(3) Member of the Governance Committee.
(4) Member of the Reserves Committee.
(5) The Company does not have an Executive Committee of its Board of Directors.

The percentage of Common Shares beneficially owned, directly or indirectly, or over which directors and senior officers exercise control or direction as a group, amounted to 13.7 percent at April 2, 2004.

The term of office of each director expires at the next annual meeting of shareholders.

Conflicts of Interest

Circumstances may arise where members of the board of directors of Zargon are directors or officers of Companies, which are in competition to the interests of Zargon. No assurances can be given that opportunities identified by such board members will be provided to Zargon. Pursuant to the *Business Corporations Act* (Alberta), directors who have an interest in a proposed transaction upon which the board of directors is voting are required to disclose their interests and refrain from voting on the transaction.

ITEM 11 - PROMOTERS

Not applicable.

ITEM 12 - LEGAL PROCEEDINGS

Zargon is not named as the defendant to any proceedings that involve a liability claim of a material amount.

ITEM 13 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of Zargon, or associate or affiliate of those persons, has to the best of our knowledge any material interest, direct or indirect, in any transaction within the last three years that has materially affected or will materially affect Zargon.

ITEM 14 - TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2.

ITEM 15 - MATERIAL CONTRACTS

Zargon has not entered into any material contracts, outside the ordinary course of business, within two years before the date of this Annual Information Form ("AIF").

ITEM 16 - INTERESTS OF EXPERTS

Ernst & Young LLP are the Company's auditors and such firm has prepared an opinion with respect to the Company's consolidated financial statements as at and for the fiscal years ended December 31, 2003 and 2002. McDaniel & Associates Consultants Ltd. are the Company's independent engineers and such firm has evaluated the Company's reserves data as at December 31, 2003 and has certified a report with respect to National Instrument 51-101 oil and gas reserves disclosure to the Company's board of directors. Neither party holds more than one percent of the Company's outstanding securities; in particular, Ernst & Young LLP has advised that it holds none of the Company's outstanding securities.

ITEM 17 - AUDIT COMMITTEE MATTERS

Mandate and Responsibilities of the Audit Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the board with respect to Zargon's Internal Control Systems:

    - identifying, monitoring and mitigating business risks; and
    - ensuring compliance with legal, ethical and regulatory requirements.

3. It is a primary responsibility of the Committee to review the annual financial statements of Zargon prior to their submission to the board of directors for approval. The process should include but not be limited to:

    - reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
    - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
    - reviewing accounting treatment of unusual or non-recurring transactions;
    - ascertaining compliance with covenants under loan agreements;
    - reviewing disclosure requirements for commitments and contingencies;
    - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

- reviewing unresolved differences between management and the external auditors; and
- obtain explanations of significant variances with comparative reporting periods.

4. The Committee is to review the financial statements, prospectuses, management discussion and analysis ("MD&A"), annual information forms and all public disclosure containing audited or unaudited financial information before release and prior to board approval. The Committee must be satisfied that adequate procedures are in place for the review of Zargon's disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the board, the Committee shall:

    - recommend to the board the appointment of the external auditors;
    - recommend to the board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall report directly to the Committee;
    - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
    - review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors.

6. Review with external auditors (and internal auditor if one is appointed by Zargon) their assessment of the internal controls of Zargon, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Zargon and its subsidiaries.

7. The Committee must pre–approve all non–audit services to be provided to Zargon or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review on an annual basis the reserves as evaluated by the external reserve evaluators. As part of this review, the Audit Committee shall be represented by at least one member at a reserves committee face-to-face meeting with management and the reserve evaluators.

9. The Committee shall review risk management policies and procedures of Zargon (i.e. hedging, litigation and insurance).

10. The Committee shall establish a procedure for:

    - the receipt, retention and treatment of complaints received by Zargon regarding accounting, internal accounting controls or auditing matters; and
    - the confidential, anonymous submission by employees of Zargon of concerns regarding questionable accounting or auditing matters.

11. The Committee shall review and approve Zargon's hiring policies regarding employees and former employees of the present and former external auditors of Zargon.

12. The Committee shall have the authority to investigate any financial activity of Zargon. All employees of Zargon are to cooperate as requested by the Committee.

13. The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of Zargon without any further approval of the board.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
William J. Whelan	Yes	Yes	Mr. Whelan graduated from Queen's University extension course and earned his degree as a Chartered Accountant in 1953. He joined a construction company in 1954 as Chief Accounting Officer. In 1969, he moved to Calgary as a Director and Chief Financial Officer of Ashland Oil Canada Ltd. In 1978, he became President of Kaiser Oil Ltd., a successor to Ashland. Following the sale of Kaiser Oil to Dome Petroleum he has held senior executive positions in a number of public companies and as well a Director and Chairman of the Audit Committee in both the oil and gas and mining industries.
Kyle D. Kitagawa	Yes	Yes	Mr. Kitagawa earned a Bachelor of Commerce from the University of Calgary in 1982 and a Master of Business Administration from Queen's University in 1988. Mr. Kitagawa is a Chartered Accountant and has previous experience auditing public oil and gas companies. Mr. Kitagawa has spent much of this business career involved in the energy sector as President and Chief Executive Officer of Enron Canada Corp. and various management positions at Canadian Hunter Exploration Ltd. Mr. Kitagawa also serves on numerous public and private boards.
B.J. Seaman	Yes	Yes	Mr. Seaman received his Bachelor of Science degree in Mechanical Engineering from the University of Saskatchewan in 1945 and an Honorary Doctor of Science degree in 1992. He has over 50 years of experience in various positions in the oil and gas and resource industries on a worldwide basis. He served as Chairman of the Board and Chief Executive Officer of Bow Valley Resource Services Inc. (subsequently Bovar Inc. from 1976 to 1987, then as Chairman until 1990. He currently

Name	Independent	Financially Literate	Relevant Education and Experience
			serves as a Director of several companies including Provident Energy Ltd., Rider Resources Ltd., Endless Energy Ltd. and is a Director and Part-Owner of the Calgary Flames Hockey Club.
J. Graham Weir	Yes	Yes	Mr. Weir graduated from Trent University in 1974 with a bachelor of Science in Mathematics and from the University of Manitoba in 1977 with a Master of Science in Actuarial Mathematics. During 1994 Mr. Weir received the designation of Chartered Business Valuator from the Canadian Institute of Business Valuators. For the decade ending December 2000, Mr. Weir was an investment banker employed by Goepel Mcdermid Inc., and its predecessor Goepel Shields and Partners Inc., in its Calgary office. He was employed to initiate and complete assignments involving the acquisition, financing, and valuation of public and private companies active in the hydrocarbon producer and service sectors. Since January 2001, Mr. Weir has been pursuing a Master of Science in Mathematical Finance at the University of Oxford and serving on the boards of directors of several public and private companies. Currently, Mr. Weir serves on the audit committees of Graymont Limited and Pulse Data Inc.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by Ernst & Young LLP in each of the last two fiscal years.

	2003	2002
Audit Fees	73,817	85,625
Audit-Related Fees	1,756	16,725
Tax Fees – Canadian	40,216	66,169
Tax Fees – US	32,856	50,524
Total	148,645	219,042

Note:
In 2002 and 2003, Ernst & Young assisted Zargon in the preparation of its tax returns and tax planning matters.

ITEM 18 - ADDITIONAL INFORMATION

Additional information relating to Zargon may be found on SEDAR at www.sedar.com. Requests for additional information can also be obtained from our Website at www.zargon.ca or upon request from the President and Chief Executive Officer of the Company at its offices at 700, 333 - 5 Avenue S.W., Calgary, Alberta, T2P 3B6, Phone: (403) 264-9992 or Fax: (403) 265-3026.

Information including directors' and officers' remuneration, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Company's Information Circular dated April 2, 2004 which relates to the Annual and Special Meeting of Shareholders which will be held on May 17, 2004.

Additional financial information is contained in the Company's audited comparative consolidated financial statements for the years ended December 31, 2003 and 2002 contained in Zargon's annual report from pages 41 through 53.

The Company's Management Discussion and Analysis relating to the fiscal year ended December 31, 2003 contained in Zargon's annual report from pages 29 through 40 are incorporated herein by reference and form an integral part of this Annual Information Form.

When securities of the Company are in the course of a distribution pursuant to a short-form prospectus, or a preliminary short-form prospectus has been filed in respect of a distribution of the Company's securities, copies of the foregoing documents and any other documents that are incorporated by reference into the short-form prospectus or preliminary short-form prospectus may also be found on SEDAR at www.sedar.com or obtained from the President and Chief Executive Officer of the Company as noted above.

SCHEDULE A

REPORT ON RESERVES DATA

(Form 51-101 F2)

To the Board of Directors of Zargon Oil & Gas Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated [and reviewed] by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd.	March 22, 2004	Canada	$nil	$189,779	$nil	$189,779
		United States		$29,811		$29,811

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) McDaniel & Associates Consultants Ltd.
Calgary, Alberta
March 22, 2004

SCHEDULE B

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

(Form 51-101F3)

Management of Zargon Oil & Gas Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(d) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(f) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) C.H. Hansen
President and Chief Executive Officer

(signed) J.O. McCutcheon
Chairman

(signed) J. G. Weir
Director and Chairman of the Reserves Committee

(signed) G. A. Zawalsky
Director and Member of the Reserves Committee

March 22, 2004

MANAGEMENT'S REPORT

The consolidated financial statements of Zargon Oil & Gas Ltd. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgements made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company's accounting records in order to express their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management directors, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

J.O. McCutcheon
Chairman

C.H. Hansen
President and Chief Executive Officer

Calgary, Canada
February 27, 2004

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ZARGON OIL & GAS LTD.

We have audited the consolidated balance sheets of Zargon Oil & Gas Ltd. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
February 27, 2004

Ernst & Young LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ thousand)	2003	2002
ASSETS *[note 5]*		
Current		
Accounts receivable	**12,183**	11,942
Prepaid expenses and deposits	**980**	712
	13,163	12,654
Property and equipment *[note 4]*	**161,907**	141,006
	175,070	153,660
LIABILITIES		
Current		
Bank indebtedness *[note 5]*	**6,978**	25,279
Accounts payable and accrued liabilities	**19,277**	16,118
	26,255	41,397
Future site restoration	**6,026**	4,746
Future income taxes *[note 7]*	**30,200**	20,922
	62,481	67,065
Commitments and contingencies *[notes 9, 10 and 11]*		
SHAREHOLDERS' EQUITY		
Share capital *[note 6]*	**42,200**	40,997
Contributed surplus *[note 2]*	**264**	-
Retained earnings	**70,125**	45,598
	112,589	86,595
	175,070	153,660

See accompanying notes to the consolidated financial statements

On behalf of the Board:

J.O. McCutcheon
Director

C.H. Hansen
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended December 31 ($ thousand, except for per share amounts)	2003	2002
Revenue		
Petroleum and natural gas revenue	**101,657**	65,538
Hedging *[note 9]*	**(2,882)**	669
Royalties (net of Alberta Royalty Tax Credit)	**(22,508)**	(13,508)
	76,267	52,699
Expenses		
Production	**17,201**	15,649
General and administrative	**3,542**	3,455
Stock-based compensation *[note 2]*	**264**	-
Interest	**771**	1,100
Foreign exchange (gain) loss	**(297)**	86
Site restoration	**1,567**	1,268
Depletion and depreciation	**19,008**	13,536
	42,056	35,094
Earnings before income taxes	**34,211**	17,605
Income taxes *[note 7]*		
Future	**9,278**	6,548
Current	**406**	378
	9,684	6,926
Net earnings for the year	**24,527**	10,679
Retained earnings, beginning of year	**45,598**	34,919
Retained earnings, end of year	**70,125**	45,598
Earnings per common share *[note 8]*		
Basic	**1.38**	0.62
Diluted	**1.33**	0.60

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ thousand)	2003	2002
Operating activities		
Net earnings for the year	**24,527**	10,679
Add (deduct) non-cash items:		
Depletion and depreciation	**19,008**	13,536
Site restoration	**1,567**	1,268
Stock-based compensation *(note 2)*	**264**	-
Unrealized foreign exchange (gain) loss	**(297)**	86
Future income taxes	**9,278**	6,548
Cash flow from operations	**54,347**	32,117
Changes in non-cash working capital	**(936)**	(2,587)
	53,411	29,530
Financing activities		
Advances (repayment) of bank indebtedness	**(18,301)**	1,142
Exercise of stock options	**1,203**	1,262
	(17,098)	2,404
Investing activities		
Additions to property and equipment	**(45,124)**	(31,296)
Proceeds on disposal of property and equipment	**5,215**	3,134
Acquisition of Hadrian Energy Corp. (cash portion) *(note 3)*	**-**	(4,875)
Site restoration expenditures	**(287)**	(423)
Changes in non-cash working capital	**3,883**	1,325
	(36,313)	(32,135)
Decrease in cash	**-**	(201)
Cash, beginning of year	**-**	201
Cash, end of year	**-**	-

See accompanying notes to the consolidated financial statements

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
ALL AMOUNTS ARE STATED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Zargon Oil & Gas Ltd. (" Zargon" or the " Company") is a public company that trades on the Toronto Stock Exchange and is incorporated under the Business Corporations Act (Alberta). The Company is engaged in the exploration, development and production of petroleum (crude oil, natural gas liquids) and natural gas in Canada and the United States (" US").

CONSOLIDATION

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies summarized below.

The consolidated financial statements include the accounts of Zargon Oil & Gas Ltd., all subsidiaries and a partnership. All subsidiaries and a partnership are directly or indirectly wholly owned and their operations are fully reflected in the consolidated financial statements.

REVENUE RECOGNITION

Petroleum and natural gas revenue is recognized in earnings when reserves are produced and delivered to the purchaser.

JOINT OPERATIONS

The majority of the oil and natural gas operations of the Company are conducted jointly with others and accordingly these financial statements reflect only the proportionate interests of the Company in such activities.

PROPERTY AND EQUIPMENT

The Company follows the full cost method of accounting for its oil and natural gas operations whereby all costs relating to the acquisition, exploration and development of oil and natural gas reserves are capitalized and accumulated in separate cost centres for Canada and the US. Such costs include land acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, and costs of drilling and equipping wells.

Depletion and depreciation of petroleum and natural gas properties and equipment is computed using the unit of production method based on the estimated proved reserves of petroleum and natural gas before royalties determined by independent consultants. For purposes of this calculation reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. A portion of the cost of petroleum and natural gas rights relating to undeveloped properties is excluded from depletion calculations. Twenty percent of the year-end balance of these costs is added to the depletion base each year.

The Company applies a ceiling test to capitalized costs on a quarterly basis to ensure that such costs do not exceed the estimated undiscounted future net revenues from production of proved reserves before royalties, plus the cost of undeveloped properties, net of impairment, less amounts associated with future production costs, general and administrative, financing, site restoration and income tax costs. The calculation of future net revenue is based on sales prices, costs and regulations in effect at the period end. Proceeds on the disposal of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized, unless such a disposal would result in a change in the depletion rate of 20 percent or more.

Depreciation of office equipment is provided using the declining balance method at an annual rate of 20 percent.

FUTURE SITE RESTORATION

Estimated future site restoration, including the removal of production facilities at the end of their useful lives, and net of salvage values, are provided for using the unit of production method. This estimate is based on current costs, existing legislation and industry standards. The annual charge is accounted for as an expense and the accumulated provision is reflected as a deferred liability. Actual site restoration costs are deducted from the accumulated provision in the year incurred.

FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized to reduce commodity price risk associated with the Company's production of oil and natural gas. The base prices for the commodities are sometimes denominated in US dollars and the Company may also use such financial instruments to reduce the related foreign currency risk. Financial instruments may also be used from time to time to reduce interest rate risk on outstanding debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company follows a policy of using hedge instruments such as fixed price swaps, forward sales, puts, options and costless collars. The objective is to partially offset or mitigate the wide price swings commonly encountered in oil and natural gas commodities. The Company's policy is to designate each derivative financial instrument employed as a hedge of a specific portion of projected production over the term of the instrument. The Company formally documents its risk management objectives and strategies for undertaking the hedged transactions. This includes assessing the effectiveness of the derivative on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values of the hedged items. The instruments employed may be denominated in US or Canadian dollars. The Company believes the derivative financial instruments used are effective as hedges over their term. In the event that a designated hedge item is sold, extinguished, considered to become ineffective, or otherwise cancelled, any realized or unrealized gain or loss on such derivative commodity instruments is recognized in income. In times of particular price volatility such as the current year, the Company employs puts, options and costless collars as a preference if their cost is commercially acceptable so that most of the benefit of unforeseen high prices will continue to be available.

In the case of forward sales, the instrument can sometimes be satisfied by physical delivery. In all other cases the instrument is satisfied by payments or charges calculated by referring published prices to the agreed reference price in the terms and manner set out in the contract and paid or received monthly. In the case of physical delivery, the payment is part of the normal revenue stream and all other payments or charges are accounted for monthly as adjustments to revenue received.

Interest rate swap agreements are used from time to time to manage the floating interest rate on the Company's revolving bank debt. Such agreements involve the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. At December 31, 2003 and 2002 the Company had no such financial instruments.

Foreign currency swap agreements are used from time to time to manage the risk inherent in producing commodities whose price is based directly or indirectly on US dollars, using a notional principal equal to the projected monthly revenue from their sale. Payments or charges are calculated and paid according to the terms of the agreement, usually with monthly settlement. Foreign currency swap agreements are designated as hedges of revenue that is received in Canadian dollars, but whose amount is determined in foreign currency.

Gains or losses from these contracts, other than forward sales settled by physical delivery, are recognized as hedging gains or losses when realized.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, the Company records future income taxes for the effect of any differences between the accounting and income tax basis of an asset or liability using income tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change is substantively enacted.

FOREIGN CURRENCY TRANSLATION

The Company uses the temporal method of foreign currency translation whereby the monetary assets and liabilities recorded in a foreign currency are translated into Canadian dollars at year-end exchange rates, and non-monetary assets and liabilities at the exchange rates prevailing when the assets were acquired or liability incurred. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses on translation are included in the consolidated statements of earnings.

STOCK OPTIONS AND STOCK-BASED COMPENSATION

Under the Company's stock option plan, options to purchase common shares are granted to directors, officers and employees at current market prices. Options granted by the Company in 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value using a Black-Scholes option-pricing model. No compensation expense has been recorded on options issued in 2002 (see note 6).

PER SHARE AMOUNTS

The Company follows the treasury stock method for the computation and disclosure of diluted per common share amounts. Under this method, the diluted weighted average number of common shares is calculated assuming that the proceeds from the exercise of dilutive options are used to purchase common shares at the average market price for the period.

MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration are based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

2. CHANGE IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation. As permitted by this new pronouncement, the Company prospectively adopted the fair-value method of accounting for stock options granted to employees and directors. Stock-based compensation is recorded in the consolidated statements of earnings as a separate expense for all options granted on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. The Company recognized $264,000 of compensation expense for options granted during 2003 (see note 6 for further details). Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather, the Company accounts for forfeitures as they occur.

In the event that vested options expire without being exercised, previously recognized compensation expense associated with such stock options is not reversed. For options granted prior to January 1, 2003, Zargon continues to disclose the pro forma earnings impact of related stock-based compensation expense as permitted by the new accounting pronouncement (see note 6).

3. ACQUISITION

On June 17, 2002, the Company acquired all of the outstanding shares of Hadrian Energy Corp. (" Hadrian"), a private oil and gas company, for consideration of $9.60 million. Consideration consisted of $4.745 million cash and the issuance of 542,340 Zargon common shares valued at $8.75 per share. Costs of $0.13 million were incurred to effect the transaction and were charged to share capital. The results of operations for Hadrian have been included in the consolidated financial statements since June 17, 2002. The acquisition was accounted for by the purchase method as follows:

($ thousand)	2002
Working capital	**(816)**
Property and equipment	**7,386**
Future income tax asset	**3,792**
Future site restoration	**(760)**
Total consideration	**9,602**

4. PROPERTY AND EQUIPMENT

	2003		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	**229,167**	**67,639**	**161,528**
Office equipment	**1,009**	**630**	**379**
	230,176	**68,269**	**161,907**

	2002		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	189,376	48,725	140,651
Office equipment	891	536	355
	190,267	49,261	141,006

At December 31, 2003, petroleum and natural gas properties and equipment include $14,498,000 (2002- $11,139,000) relating to undeveloped properties that have been excluded from the depletion calculation.

In 2003 the Company calculated its year-end ceiling test pertaining to the Canadian cost centre using the December monthly average field oil and liquids sale price of $35.79 per barrel and natural gas sales price of $6.01 per thousand cubic feet. The calculation pertaining to the US cost centre used the December monthly average field oil and liquids sale price of $34.67 per barrel and natural gas sales price of $5.21 per thousand cubic feet. No ceiling test write-down was required in either cost centre as a result of this test as at December 31, 2003. Additionally, had period end prices been used no ceiling test write-down would have been required.

5. BANK INDEBTEDNESS

The Company has a revolving demand credit facility that provides for a line of credit of $50,000,000 bearing interest at prime (December 31, 2003- 4.5 percent; 2002- 4.5 percent) and has pledged an assignment of accounts receivable, a first floating charge on all of the

Canadian assets and a fixed charge over certain property and equipment as collateral. The Company also has letters of credit outstanding in the amount of US $365,000 at December 31, 2003 (US $270,000 at December 31, 2002).

Through to June 2003 the Company also had a revolving demand credit facility in the United States for US $4,300,000 bearing interest at US prime plus 3/4 percent (December 31, 2002- 5 percent) and had pledged a first floating charge on all of the US assets and a fixed charge over certain US property and equipment as collateral. As at December 31, 2002, bank indebtedness relating to US operations was $248,000 Cdn. This facility was cancelled during 2003.

6. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred and second preferred shares.

COMMON SHARES

	2003		2002	
(thousand)	Number of Shares	Amount $	Number of Shares	Amount $
Shares issued				
Balance, beginning of year	**17,637**	**40,997**	16,666	35,066
Shares issued for Hadrian	**-**	**-**	542	4,669
Stock options exercised	**355**	**1,203**	429	1,262
Balance, end of year	**17,992**	**42,200**	17,637	40,997

On July 17, 2002 the Company issued 542,340 common shares as partial consideration for Hadrian Energy Corp. (note 3). The common shares issued were valued at $8.75 per share. Costs of $134,000 have been recorded net of tax of $57,000.

STOCK OPTIONS

The Company has a stock option plan available to employees and directors with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase, in aggregate, up to 10 percent of the issued and outstanding common shares. The options vest after one, two or three years and expire not more than five years from the date of grant. Each option can be exercised for one common share of the Company.

Stock options to acquire common shares are granted to employees and directors from time to time at exercise prices equal to the market value of the shares at the date of the grant.

The Company has reserved 1,476,000 shares at December 31, 2003 (December 31, 2002- 1,431,000) for issuance under the stock option plan.

A summary of the status of the Company's stock option plan as at December 31, 2003 and 2002, and changes during the years ending on those dates is presented below:

	2003		2002	
	Shares (thousand)	Weighted Average Exercise Price $	Shares (thousand)	Weighted Average Exercise Price $
Outstanding at beginning of year	**1,215**	**5.10**	1,199	3.36
Granted	**459**	**9.50**	466	7.69
Exercised	**(355)**	**3.39**	(429)	2.94
Cancelled	**(22)**	**9.30**	(21)	7.37
Outstanding at end of year	**1,297**	**7.05**	1,215	5.10
Options exercisable at end of year	**985**	**6.25**	750	3.49

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices $	Number Outstanding at 12/31/03 (thousand)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $	Number Exercisable at 12/31/03 (thousand)	Weighted Average Exercise Price $
2.60	175	0.3 years	2.60	175	2.60
4.05 to 5.40	260	2.2 years	4.80	260	4.80
7.20 to 7.45	342	3.0 years	7.43	342	7.43
8.28 to 9.05	83	3.2 years	8.96	77	8.95
9.30 to 11.74	437	4.1 years	9.51	131	9.33
	1,297		7.05	985	6.25

STOCK-BASED COMPENSATION

As discussed in note 2, the Company continues to disclose the pro forma effect of stock-based compensation on net earnings and earnings per basic and diluted common share. For purposes of these pro forma disclosures, the Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant. The estimated fair value of options is amortized to expense over the options' vesting periods. For stock options granted in 2002, the Company's net earnings would be reduced by $215,000 for the year ended December 31, 2003 and by $654,000 for the year ended December 31, 2002. The 2002 stock option grants were allocated over a vesting period of one year while the 2003 grants vest over three years. Basic and diluted earnings per share figures would have been reduced by $0.01 and $0.01, respectively, for 2003 and by $0.04 and $0.04, respectively, for 2002.

The assumptions made for the options granted for 2003 include a volatility factor of expected market price of 21.92 percent, a weighted average risk-free interest rate of 3.90 percent, no dividend yield and a weighted average expected life of options of four years.

The assumptions made for the options granted for 2002 include a volatility factor of expected market price of 18.60 percent, a weighted average risk-free interest rate of 5.16 percent, no dividend yield and a weighted average expected life of options of four years.

7. INCOME TAXES

Income taxes differ from the amounts which would be obtained by applying statutory income tax rates to earnings before income taxes as follows:

($ thousand)	2003	2002
Statutory income tax rate	**41.58%**	42.61%
Computed income taxes	**14,225**	7,501
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of Alberta Royalty Tax Credit	**3,856**	2,884
Resource allowance	**(4,724)**	(3,467)
Rate adjustment	**(4,314)**	(162)
Large corporation and capital taxes	**406**	378
Other	**235**	(208)
	9,684	6,926

As at December 31, 2003, the Company has exploration and development costs, unamortized petroleum and natural gas property expenditures, undepreciated capital costs, unamortized share issue costs and non-capital loss carry forwards available for deduction against future taxable earnings in aggregate of approximately $78,780,000 (December 31, 2002- $86,893,000).

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's net future income tax liability are as follows:

($ thousand)	2003	2002
Net book value of property and equipment in excess of tax pools	**19,501**	16,982
Deferred partnership earnings*	**13,637**	9,816
Future site restoration	**(2,144)**	(1,529)
Non-capital loss carry forwards expiring by 2008	**(395)**	(4,062)
Share issue costs	**(240)**	(242)
Provincial rebate	**(159)**	(43)
	30,200	20,922

** The Company's current organizational structure includes a partnership arrangement, which by its nature defers taxable earnings to a future taxation year.*

8. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

(thousand)	2003	2002
Weighted average number of common shares outstanding during the year	**17,824**	17,233
Diluted weighted average number of common shares outstanding during the year	**18,373**	17,795

Shares of 549,042 (2002- 561,999) were added to the weighted average number of common shares outstanding during the year in the calculation of diluted per common share amounts. These share additions represent the dilutive effect of stock options according to the treasury stock method. Adjustments to the numerator amounts were not required in such calculations.

9. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments of the Company consist of accounts receivable, accounts payable, and bank indebtedness. As at December 31, 2003 and 2002, there are no significant differences between the carrying values of these amounts and their estimated market values.

CREDIT RISK MANAGEMENT

Accounts receivable include amounts receivable for petroleum and natural gas sales that are generally made to large credit-worthy purchasers, and amounts receivable from joint venture partners that are recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

The Company is exposed to losses in the event of non-performance by counterparties to hedge transactions.The Company minimizes credit risk associated with possible non-performance to these financial instruments by entering into contracts with only highly rated counterparties, limits on exposures to any one counterparty, and monitoring procedures. The Company believes these risks are minimal.

INTEREST RATE RISK MANAGEMENT

Borrowings under bank credit facilities are for short periods and are market-rate-based (variable interest rates); thus carrying values approximate fair values.

FOREIGN CURRENCY RISK MANAGEMENT

The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and to a large extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to US dollars in order to manage the risk (see table below).

COMMODITY PRICE RISK MANAGEMENT

The Company enters into hedge transactions on oil and natural gas. The agreements entered into are forward transactions providing the Company with a range of fixed prices on the commodities sold.

The Company has outstanding contracts at December 31, 2003 and 2002 as follows:

At December 31, 2003

	Volume	Rate	Price	Range of Terms
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04- Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04- Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04- Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04- Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04- Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04- Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04- Oct. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04- Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04- Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04- Mar. 31/04

At December 31, 2002

	Volume	Rate	Price	Range of Terms
Oil swaps	36,800 bbl	200 bbl/d	$24.80 US/bbl	Jul. 1/03- Dec. 31/03
	36,200 bbl	200 bbl/d	$23.60 US/bbl	Jan. 1/03- Jun. 30/03
	146,000 bbl	400 bbl/d	$23.98 US/bbl	Jan. 1/03- Dec. 31/03
Natural gas swaps	360,000 gj	4,000 gj/d	$3.85/gj	Jan. 1/03- Mar. 31/03
	428,000 gj	2,000 gj/d	$4.85/gj	Apr. 1/03- Oct. 31/03
Natural gas collars	360,000 gj	4,000 gj/d	$3.85/gj Put $8.05/gj Call	Jan. 1/03- Mar. 31/03
	428,000 gj	2,000 gj/d	$4.00/gj Put $6.10/gj Call	Apr. 1/03- Oct. 31/03
Currency collar	$1,000,000 Cdn	-	$1.56 Put $1.62 Call	Jan. 1/03- Dec. 31/03

At December 31, 2003, the cost to settle the above contracts would have been $894,000, and as at December 31, 2002, the cost to settle the above contracts would have been $2,867,000. These instruments have no book values recorded in the consolidated financial statements.

10. COMMITMENTS

The Company is committed to future minimum payments for natural gas transportation contracts in addition to operating leases for office space, office equipment, vehicles and field equipment. Payments required under these commitments for each of the next four years are: 2004- $1,940,000; 2005- $1,032,000; 2006- $623,000; 2007- $365,000; and thereafter $38,000.

11. CONTINGENCIES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers. The Company is party to various legal claims associated with the ordinary conduct of business. The Company does not anticipate that these claims will have a material impact on the Company's financial position.

12. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	**2003**	2002
Cash interest paid	**714**	1,150
Cash taxes paid	**360**	378

13. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

		2003	
($ thousand)	**Canada**	**United States**	**Combined**
Petroleum and natural gas revenue	**90,034**	**11,623**	**101,657**
Property and equipment	**139,900**	**22,007**	**161,907**
Total assets	**152,061**	**23,009**	**175,070**
Net capital expenditures	**33,373**	**6,536**	**39,909**

		2002	
($ thousand)	Canada	United States	Combined
Petroleum and natural gas revenue	58,360	7,178	65,538
Property and equipment	123,761	17,245	141,006
Total assets*	135,570	18,090	153,660
Net capital expenditures**	33,603	1,945	35,548

* *Total asset amounts from prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.*

** *Includes property from corporate acquisition.*

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 19, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

**Re: Zargon Oil & Gas Ltd.
Annual and Special Meeting of Shareholders
To Be Held on May 17, 2004**

In our capacity as the Agent for Zargon Oil & Gas Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Zargon Oil & Gas Ltd., on **April 19, 2004**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Zargon Oil & Gas Ltd.
Attn: Ms. Tracy Howard

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **ZARGON OIL & GAS LTD.** ("CORPORATION"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD **MAY 17, 2004**.

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN OFFICER OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **APRIL 19, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 2, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION COPIES OF EXHIBITS "A" THROUGH "E" AND "G"**;

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR-PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR REGISTERED SHAREHOLDERS marked EXHIBIT "E" and identified by me;

   (f) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR NON-REGISTERED SHAREHOLDERS marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 19, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 19TH DAY OF APRIL 2004.

"Pam Elliott"	"Philip Menard"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on November 15, 2006.	PHILIP MENARD

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Zargon Oil & Gas Ltd.**

Financial Year Ending, used in calculating the participation fee: **December 31, 2003**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		17,992,278	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	10.77	
Market value of class or series	=	193,776,834	
			193,776,834 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			____ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			NIL (B)
(Repeat for each class or series of corporate debt or preferred shares)			____ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			____
Total fee payable in accordance with Appendix A of the Rule			$15,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			____
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			____

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____

Contributed surplus ____

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

ZARGON OIL & GAS LTD.

Notice of
Annual and Special Meeting of Shareholders
to be held on May 17, 2004

The annual and special meeting of the shareholders of Zargon Oil & Gas Ltd. will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Monday, May 17, 2004 at 2:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2003, together with the report of the auditors and the report of the board of directors;

2. fix the number of directors to be elected at the meeting at ten members;

3. elect ten directors;

4. appoint the auditors and to authorize the directors to fix their remuneration as such;

5. consider and, if thought fit, pass an ordinary resolution to approve an increase in the maximum number of common shares issuable under the stock option plan; and

6. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our Secretary, c/o Valiant Trust Company, Suite 510, 550 - 6th Ave. S.W. Calgary, Alberta T2P 0S2. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 2, 2004 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Calgary, Alberta this April 2, 2004.

By order of the board of directors

"J. O. McCutcheon"	*"C. H. Hansen"*
J. O. McCutcheon	C. H. Hansen
Chairman	President and Chief Executive Officer

Questions and Answers about the Meeting

Q: What is the purpose of the meeting?

A: The purpose of the meeting is to elect directors, appoint auditors and consider a resolution to increase the number of shares available under our stock option plan.

Q: Why do we need to increase the number of shares available under our stock option plan?

A: The stock option plan is a critical element of our overall compensation policies and we believe that you should continue to support the use of the plan for the following reasons:

- Without a stock option plan, our ability to attract and retain a team of talented, motivated and experienced executive officers, senior managers and professionals will be impaired.
- A stock option plan is a tax effective and competitive form of compensation for employees.
- We believe that our stock option plan helps align the interests of the directors, officers and employees with your interests as shareholders.
- Without a stock option plan, we may be forced to adjust cash compensation.
- Without a stock option plan, we may have to consider establishing a pension plan.

Q: What votes are required to approve the increase in the number of shares available under the stock option plan?

A: Under the rules of the TSX the increase in the number of shares available under the stock option plan must be approved by holders of a majority of shares present or represented by proxy and voting at the meeting.

Q: Who do I call if I have more questions?

A: You may contact:

Craig H. Hansen
President and Chief Executive Officer
phone: (403) 264-9992
fax: (403) 265-3026
e-mail: zargon@zargon.ca

ZARGON OIL & GAS LTD.
INFORMATION CIRCULAR - PROXY STATEMENT
FOR THE ANNUAL AND SPECIAL MEETING TO BE HELD ON MAY 17, 2004

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our Annual and Special Meeting of the Shareholders to be held at 2:00 p.m. (Calgary time) on Monday, May 17, 2004 in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach our Secretary, c/o Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on April 2, 2004 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from Independent Investor Communications Corporation it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at April 2, 2004, there were 18,252,945 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own. We are also authorized to issue two classes of preferred shares issuable in series and each consists of an unlimited number of shares without nominal or par value. Each series is issuable upon the terms and conditions as set by the board of directors at the time of creation, subject to the class priorities. As at April 2 , 2004, there were no preferred shares issued and outstanding.

To the knowledge of our directors and officers, as at April 2, 2004, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the common shares other than Van Berkom and Associates Inc. which has publicly reported that on January 29, 2004 all of the pension fund and mutual fund accounts under its management held 1,839,700 common shares or 10.1% of the outstanding common shares.

As at April 2, 2004, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 2,518,323 common shares or approximately 13.8% of the issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at ten members and to elect ten directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the number of board of directors to be elected at ten members, and in favour of the election as directors of the ten nominees set forth below:

Craig H. Hansen	James D. Peplinski
K. James Harrison	Byron J. Seaman
H. Earl Joudrie	J. Graham Weir
Kyle D. Kitagawa	William J. Whelan
John O. McCutcheon	Grant A. Zawalsky

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of April 2, 2004, were as follows:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Year became Director	Principal Occupation
John O. McCutcheon Vancouver, British Columbia	641,266	1987	Chairman of the Board
Craig H. Hansen Calgary, Alberta	647,814	1992	President and Chief Executive Officer
K. James Harrison(2)(3) Oakville, Ontario	69,300	1995	President, K.J. Harrison & Partners Inc.
H. Earl Joudrie(3) Toronto, Ontario	430,000	1989	Corporate Director
Kyle D. Kitagawa(1) Calgary, Alberta	23,326	2001	Independent Businessman
James D. Peplinski (2)(4) Calgary, Alberta	107,600	1997	Managing Partner, Jim Peplinski's Leasemaster; VP Business Development, Calgary Flames Hockey Club
Byron J. Seaman (1) Calgary, Alberta	Nil	1990	Independent Businessman
J. Graham Weir (1)(4) Calgary, Alberta	229,000	2003	Independent Businessman
William J. Whelan (1)(2) Calgary, Alberta	100,000	1988	Retired, Private Investor and corporate director
Grant A. Zawalsky(3)(4) Calgary, Alberta	5,000	2000	Partner, Burnet, Duckworth & Palmer LLP

1. Member of the audit committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).
2. Member of the compensation committee.
3. Member of the governance committee.
4. Member of the reserves committee.
5. We do not have an executive committee.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Ernst & Young, LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such.

Amendment of Stock Option Plan

At the meeting, you will be asked to approve a resolution authorizing the amendment of our stock option plan by increasing the maximum number of common shares issuable under the plan by 500,000 to effectively replenish the plan by the number of stock options which have been exercised during the year. The effect of the amendment is that the number of common shares which are available for issuance under the plan will be approximately 9.4% of the issued and outstanding common shares.

At the annual and special meeting of shareholders held May 15, 2003, a resolution was passed increasing the maximum number of common shares issuable under our stock option plan by 400,000 common shares to 1,740,425 common shares. Since April 8, 2003 the following activity in the plan has taken place:

	Stock options outstanding	**Stock options available for future grants**	**Maximum number of common shares available for issuance**
Balance, April 7, 2003	1,529,175	211,250	1,740,425
Stock option activity			
Exercised	(525,342)	0	(525,342)
Cancelled	(31,000)	31,000	0
Granted	484,000	(484,000)	0
Proposed increase		500,000	500,000
Balance, April 2, 2004	1,456,833	258,250	1,715,083
Percent of Common Shares outstanding April 2, 2004	8.0%	1.4%	9.4%

Pursuant to the rules of the TSX the increase must be approved by the holders of a majority of the common shares. Accordingly, at the meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF Zargon Oil & Gas Ltd., that the maximum of common shares issuable under the Stock Option Plan of Zargon Oil & Gas Ltd., as amended, be increased by 500,000 common shares and the same is hereby approved and authorized.

DIRECTORS' AND OFFICERS' COMPENSATION

Determination of Executive Compensation

We have a compensation committee composed of three non-management directors, William J. Whelan, K. James Harrison and James D. Peplinski.

Report of Executive Compensation

The compensation committee meets from time to time each year for the purpose of reviewing the overall compensation policy. The compensation committee makes specific recommendations to the board of directors on salaries of officers, bonus payments, stock option allocations and directors' compensation. The board of directors reviews all recommendations of the compensation committee before final approval. Any director who is also an officer is excused from the directors' meeting during any discussion of his compensation.

Base Salaries

Our policy with respect to executive compensation is to set a level of combined salary and benefits which make it competitive in attracting and retaining professionals and support staff capable of contributing significantly to our success and enhancement of shareholder value. Salary levels are determined with reference to amounts paid by similar-sized organizations in the petroleum and natural gas industry.

Bonuses

The compensation committee may also grant bonuses to officers on the basis of particularly significant contributions made during the year. In 2003, $65,460 of bonuses were paid to the five named executive officers.

Stock Option Plan

We have adopted a stock option plan for officers, directors and employees which permits the granting of options to purchase up to 10% of the outstanding common shares. The number of options and the exercise price thereof is set by the board of directors at the time of grant, provided that the exercise price shall not be less than the market price of the common shares on the stock exchange on which such shares are then traded. The options granted under the stock option plan may be exercisable for a period, and may vest at such times as the board of directors may determine at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction. There was a total of 10,000 stock options granted to one unrelated director in 2003.

Summary

Our compensation policies have allowed us to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The compensation committee and the board of directors will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with our performance.

Report Submitted by the Compensation Committee

William J. Whelan
K. James Harrison
James D. Peplinski

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our President and Chief Executive Officer, Vice President Exploration, Vice President Operations, Vice President Accounting and Vice President Land.

		Annual Compensation				
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Craig H. Hansen	2003	214,200	2,080	28,060	55,000	Nil
President and Chief	2002	208,000	26,000	23,774	75,000	Nil
Executive Officer	2001	200,000	48,160	22,880	45,000	Nil
Mark I. Lake	2003	160,700	15,600	14,560	25,000	Nil
Vice President,	2002	156,000	19,500	13,632	25,000	Nil
Exploration	2001	150,000	37,800	12,716	45,000	Nil
Daniel A. Roulston	2003	160,700	18,720	13,495	33,000	Nil
Vice President,	2002	156,000	29,500	12,599	25,000	Nil
Operations	2001	150,000	37,800	11,900	25,000	Nil
Sheila A. Wares	2003	125,700	12,200	12,000	20,000	Nil
Vice President,	2002	122,000	15,210	11,146	20,000	Nil
Accounting	2001	117,000	38,560	10,300	25,000	Nil
Kenneth W. Young	2003	144,700	16,860	13,625	25,000	Nil
Vice President, Land	2002	140,500	17,550	12,734	23,000	Nil
	2001	135,000	34,440	11,916	20,000	Nil

The following table sets forth information concerning the 2003 Stock Options granted to our President and Chief Executive Officer, Vice President Exploration, Vice President Operations, Vice President Accounting and Vice President Land.

Name	**Securities under options granted (#)**	**Percentage of total options granted to employees in 2003 (%)**	**Exercise or base price ($/security)**	**Market value of securities underlying options on date of grant ($/security)**	**Expiration Date**
Craig H. Hansen	55,000	12.0%	$9.30	$9.30	December 31, 2007
Mark I. Lake	25,000	5.4%	$9.30	$9.30	December 31, 2007
Daniel A. Roulston	33,000	7.2%	$9.30	$9.30	December 31, 2007
Sheila A. Wares	20,000	4.4%	$9.30	$9.30	December 31, 2007
Kenneth W. Young	25,000	5.4%	$9.30	$9.30	December 31, 2007

Note: The above options to acquire common shares were granted pursuant to our option plan. The right to purchase any or all of these shares shall vest in three parts, one-third as of December 31, 2003, one-third as of December 31, 2004 and the remaining one-third on December 31, 2005.

Stock Options

The following table sets forth with respect to Mr. Hansen, Mr. Lake, Mr. Roulston, Mrs. Wares and Mr. Young the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the common shares of $13.50 on December 31, 2003.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable/unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable/unexercisable
Craig H. Hansen	40,000	384,000	178,333/36,667	1,291,250/154,003
Mark I. Lake	7,500	64,875	78,333/16,667	601,150/70,003
Daniel A. Roulston	35,000	245,000	103,500/22,000	863,200/92,400
Sheila A. Wares	46,000	345,645	51,667/13,333	351,500/55,997
Kenneth W. Young	65,000	445,500	86,333/16,667	717,650/70,003

Employment Contracts

Each of the executive officers is party to an executive employment agreement with the corporation pursuant to which the corporation will make a lump-sum payment to the executive in the event of termination without cause or if the executive elects to terminate his employment with the corporation within 30 days following a "change of control" (as defined in the employment agreements). The amount of the lump sum payments is equal to 17 to 24 months salary and the cash equivalent of benefits in effect as of the date the termination notice is given.

Directors

We pay our outside directors an annual retainer of $10,000 plus a fee of $1,000 for each board meeting, $500 for each telephone board meeting and $500 for each committee meeting. A $7,000 retainer is paid to the Chairman of the Audit Committee, and a $3,000 retainer is paid to the Chairmen of the Compensation, Governance and Reserve Committees, respectively. In addition, we grant options to directors. In accordance with the current policies of the board of directors, the maximum number of stock options granted to outside directors is limited to 1 percent of the issued and outstanding common shares. Directors are also reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Performance Graph

The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of the common shares at the end of each financial year, assuming an initial investment of $100, compared to the S&P/TSX Composite Total Return Index and the TSX Oil and Gas Producers Total Return Index, assuming the reinvestment of dividends where applicable.


600
550
500
450
400
350
300
250
200
150
100
50
1998
1999
2000
2001
2002
2003
TSX Oil and Gas Producer Index
S&P/TSX Composite Index
Zargon

	1998	1999	2000	2001	2002	2003
Zargon	100	125	185	300	375	563
S&P/TSX Composite Index	100	132	141	124	108	137
TSX Oil and Gas Producer TRI	100	122	179	185	215	259

Note:

(1) The S&P/TSX Composite Index was previously called the TSX 300 Index

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following summary also addresses each of the guidelines of the TSX with respect to corporate governance including an explanation of any divergence from the stated guidelines.

The board of directors and management believe in the importance of good corporate governance and its effectiveness in promoting enhanced shareholder value. The TSX has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the TSX Committee on Corporate Governance of the TSX. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the TSX report are not mandatory and the TSX report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

TSX Corporate Governance Guidelines	Do we comply?	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for: (a) adoption of a strategic planning process; (b) identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; (c) succession planning and monitoring senior management (d) communication policy; and (e) integrity of internal control and management systems.	Yes	The board has full plenary powers and the statutory responsibilities to oversee the conduct of our business and to supervise management which is responsible for the day-to-day conduct of our business. The board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that we meet our objectives on an ongoing basis. The board has acknowledged its responsibility for our stewardship, including responsibility for: • the appointment of executive officers and for succession planning; • the identification of our principal business risks and ensuring the implementation of appropriate systems to manage these risk; • the approval of all financings and significant acquisitions or dispositions; • ensuring the implementation and integrity of our internal control and management information system; • the approval and monitoring of our strategic planning;

TSX Corporate Governance Guidelines	Do we comply?	Comments
		• monitoring compliance with all significant policies and procedures and applicable laws and regulations; and • ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law.
2. Majority of directors should be unrelated.	Yes	Seven of the ten members of the board are unrelated.
3. Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. McCutcheon and Mr. Hansen are considered "inside" and "related" directors as they hold the position of Chairman and President & CEO, respectively. Mr. Zawalsky is considered an "outside", but "related" director as his firm provides certain legal services to us. All of the other directors are considered to be "outside" and "unrelated" directors as we have no business relationship with those directors other than their ownership of common shares.
4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes	We have appointed a governance committee whose responsibilities including proposing new board nominees and assessing directors. This committee is composed exclusively of non-management directors, the majority of whom are unrelated.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The governance committee annually assesses the effectiveness of the board, its committees and the individual directors.
6. Provide orientation and education programs for new directors.	Yes	We provide orientation to new directors on an *ad hoc* basis upon them being invited to join the board of directors, based upon the directors' background and knowledge of our operations.
7. Examine the size of the board with a view to effectiveness and consider reducing the size of the Board.	Yes	The governance committee annually examines the size of the board with respect to the view of its effectiveness. The governance committee believes that the current size of the board is appropriate at this time.
8. Review compensation of directors in light of risks and responsibilities	Yes	The compensation committee annually reviews compensation of directors and makes a recommendation to the full board with respect to directors compensation.
9. (a) Committees should generally be composed of non-management directors; and	Yes	All committees of the board are composed exclusively of non-management directors.

TSX Corporate Governance Guidelines	Do we comply?	Comments
(b) majority of committee members should be unrelated.	Yes	All committees have a majority of unrelated directors.
10. Appoint a committee responsible for approach to corporate governance issues.	Yes	We have a governance committee which is responsible for establishing and reviewing corporate governance policies and related issues. This committee has three scheduled meetings annually.
11. (a) Define limits to management's responsibilities by developing mandates for: • the board; and • the CEO,	Yes	The President & CEO is accountable to the board for meeting corporate objectives. The board has delegated to the President & CEO the responsibility for the day-to-day management of our business, subject to compliance with plans and objectives approved from time to time by the board.
(b) The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the board.
12. Establish procedures to enable the board to function independently of management.	No	The board has functioned, and is of the view that it can continue to function, independently of management. Given our size and the nature of our business, the board does not believe that it is necessary to appoint a Chairman who is not a member of management and who is an "outside" and "unrelated" director. The board and any committee can meet in the absence of management at their discretion.
13.(a) Establish an audit committee with a specifically defined mandate.	Yes	The board has established an audit committee which has a defined mandate. This mandate includes: • review of all audited and unaudited financial statements and management discussion and analysis of financial results; • making a recommendation to the board for the appointment of external auditors as well as reviewing the terms of the external auditor's engagement, including approval of non-audit services, the appropriateness and reasonableness of the auditor's fees and making a recommendation to the board with respect to their approval; • review the annual audit plan with the external auditors and management;

TSX Corporate Governance Guidelines	Do we comply?	Comments
		• review with management and the external auditors any proposed changes in significant accounting policies, the presentation and impact of significant risks and uncertainties and key estimates in judgments of management that may be material to financial reporting; • review of internal control systems; • meeting privately with the external auditors to discuss any issues which may impact upon their ability to complete their work and other matters which are of concern; and • review the appointment of the chief financial officer and other key financial executives involved in financial reporting process.
(b) All members of the audit committee should be non-management directors.	Yes	All of the members of the audit committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at our expense, subject to approval by the governance committee which is composed exclusively of non-management directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2003, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy on such matter will be voted in accordance with the best judgment of the person voting the proxy.

We undertake to provide, upon request, a copy of our 2003 annual report, containing management's discussion and analysis of financial condition and results of operations and the 2003 audited financial statements, as

well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement.

The contents and the sending of this information circular - proxy statement have been approved by our directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary in order to make a statement not misleading in the light of the circumstances in which it was made.

Dated: April 2, 2004

"J. O. McCutcheon"
J. O. McCutcheon
Chairman

"C. H. Hansen"
C. H. Hansen
President and
Chief Executive Officer

ZARGON OIL & GAS LTD.

FORM OF PROXY

For the Annual Meeting to be held on May 17, 2004

I, ______________________________ of ____________________________________, being a shareholder of Zargon Oil & Gas Ltd. hereby appoint John O. McCutcheon, Chairman, of the City of Vancouver, in the Province of British Columbia, or, failing him, Craig H. Hansen, President and Chief Executive Officer, of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing, ______________________________ of ____________________, as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual meeting of the shareholders of Zargon to be held on May 17, 2004 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

- FOR _________ or AGAINST _________ the resolution fixing the number of directors to be elected at the meeting at ten members;
- FOR _________ or WITHHOLD FROM VOTING FOR _________ the election as directors for the ensuing year of the ten nominees proposed by management in our information circular-proxy statement dated April 2, 2004;
- FOR _________ or WITHHOLD FROM VOTING FOR _________ the appointment of Ernst & Young, LLP, Chartered Accountants, as our auditors and to authorize the directors to fix their remuneration as such;
- FOR _________ or AGAINST _________ the resolution increasing the common share maximum set out in our stock option plan; and
- At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your shares will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a shareholder, to attend and to act for you at the meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of our management.

DATED this _________ day of ________, 2004

____
Signature of shareholder

____
Name of shareholder (please print)

NOTES:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. If you are an executor, administrator, trustee, etc. you should indicate your capacity.

3. This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

4. This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to the attention of our Secretary, c/o Valiant Trust Company, Suite 510, 550 - 6th Avenue S. W., Calgary, Alberta T2P 0S2, not less than 24 hours before the time for holding the meeting or any adjournment thereof.


VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 19, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Zargon Oil & Gas Ltd.
Annual and Special Meeting of Shareholders
To Be Held on May 17, 2004

In our capacity as the Agent for Zargon Oil & Gas Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Zargon Oil & Gas Ltd., on **April 19, 2004**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Zargon Oil & Gas Ltd.
Attn: Ms. Tracy Howard

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **ZARGON OIL & GAS LTD.** ("CORPORATION"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD **MAY 17, 2004.**

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN OFFICER OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **APRIL 19, 2004,** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 2, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION COPIES OF EXHIBITS "A" THROUGH "E" AND "G";**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR-PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR REGISTERED SHAREHOLDERS marked EXHIBIT "E" and identified by me;

   (f) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR NON-REGISTERED SHAREHOLDERS marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 19, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 19TH DAY OF APRIL 2004.

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Philip Menard"
PHILIP MENARD

Management's discussion and analysis ("MD&A") is a review of Zargon Oil & Gas Ltd.'s ("Zargon" or the "Company") 2003 financial results and should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2003 and 2002. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow"), which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

HIGHLIGHTS

The combination of high oil and natural gas prices and strong production volume gains enabled Zargon to achieve record revenues, cash flow from operations and net earnings in 2003, showing gains of 55 percent, 69 percent and 130 percent, respectively, over the prior year. Approximately 80 percent of these annual revenue and cash flow gains came from our natural gas operations, as Zargon's 2003 natural gas production volumes grew 23 percent and natural gas prices increased 66 percent over 2002 levels. Net earnings benefited similarly from these natural gas gains, but in addition were enhanced significantly by the mid-year announcement of future federal tax rate reductions that produced a large one-time reduction in future tax provisions.

Net capital expenditures for 2003 totalled $39.91 million with $37.30 million allocated to field-related activities, showing a 12 percent increase in overall net expenditures, but a 56 percent increase in field-related expenditures. The significant expansion in 2003 fieldwork came from an active second half 2003 exploration program. The purchase of the Truro Unit in North Dakota was the largest acquisition made in 2003. Over the year, Zargon increased its undeveloped land base by 20 percent at a cost of $6.98 million; shot or acquired seismic at a cost of $5.69 million; drilled, equipped and tied-in wells for $24.63 million and made property acquisitions of $7.83 million. All of these activities were funded by the high cash flows received throughout the year plus non-core property dispositions of $5.22 million. The combined operation and disposition cash flows along with minor stock-option-related equity issuances exceeded the year's capital expenditures, and debt net of working capital was reduced by $15.65 million to $13.09 million at December 31, 2003.

($ million, except per share amounts)	**2003**	2002	2001
Petroleum and natural gas revenue	**101.66**	65.54	63.80
Cash flow from operations	**54.35**	32.12	32.67
Per diluted share ($)	**2.96**	1.81	2.03
Net earnings	**24.53**	10.68	13.14
Per diluted share ($)	**1.33**	0.60	0.82
Net capital expenditures	**39.91**	35.55	55.18

PETROLEUM AND NATURAL GAS REVENUE
($ million)

14.26 24.05 53.31 63.80 65.54 **101.66**

98 99 00 01 02 **03**



OIL AND LIQUID PRICES
($/bbl)
17.80
25.02
40.73
31.86
34.45
36.66
98 99 00 01 02 03

NATURAL GAS PRICES
($/mcf)



1.93
2.52
5.20
5.19
3.81
6.33
98 99 00 01 02 03

DETAILED FINANCIAL ANALYSIS

PETROLEUM AND NATURAL GAS REVENUE

Zargon derives its revenue from the production and sale of petroleum (crude oil and natural gas liquids) and natural gas. Petroleum and natural gas revenue exclusive of hedges increased 55 percent to $101.66 million in 2003 from $65.54 million in 2002 due to increased production and higher prices. Production volumes in 2003 increased 17 percent from the prior year, made up of a natural gas production increase of 23 percent and an oil and liquids production increase of 11 percent. The average price of oil and liquids received by Zargon rose to $36.66 per barrel in 2003, up six percent from 2002; however, the major impact came from a 66 percent gain in the average field price of natural gas to $6.33 per thousand cubic feet in 2003.

Because of the large gains in both natural gas production volumes and prices received, the allocation of production revenue in 2003 increased to 57 percent from the sale of natural gas and 43 percent from the sale of oil and liquids, a reversal from the 43 percent from natural gas and 57 percent from oil and liquids in the preceding year.

PETROLEUM (OIL AND NATURAL GAS LIQUIDS) PRICING

Zargon's field oil and liquid prices are adjusted for transportation charges and oil quality differentials from an Edmonton light sweet crude price that varies with world commodity prices. In 2003, Zargon's average oil and liquids field price, exclusive of hedges, rose six percent to $36.66 per barrel from $34.45 per barrel in 2002 and $31.86 per barrel in 2001. The field price differential for Zargon's average blended 30 degree API crude stream was $6.48 per barrel less than the 2003 Edmonton reference crude price, which compares to the 2002 differential of $5.49 per barrel and the 2001 differential of $7.32 per barrel. As the quality and weight of Zargon's crude stream have remained relatively consistent for several years, the movements in the Zargon's price differential is derived from the North American refinery supply and demand factors for sour medium crudes.

NATURAL GAS PRICING

After peaking in March 2003 at $8.90 per thousand cubic feet, Zargon's field natural gas price exclusive of hedges stayed at historically strong levels between $5.00 and $6.70 per thousand cubic feet for the balance of the year. The average natural gas price for 2003 of $6.33 per thousand cubic feet was 66 percent above 2002, 22 percent above both 2001 and 2000, and far above all previous years. The apparent trend to higher Alberta natural gas prices is based on North American supply and demand fundamentals modified by shorter term climatic and storage inventory factors.

Approximately 35 percent of Zargon's 2003 natural gas production was sold under aggregator contracts pursuant to long-term contracts with Cargill Gas Marketing Ltd. (Jarrow- 29 percent) and ProGas Limited (Hamilton Lake- six percent), compared to 41 percent in the prior year. The remainder of Zargon's natural gas production was sold by spot sale contracts and Alberta index prices were received. In 2003, Zargon continued with an ongoing trend to develop new West Central Alberta natural gas production, which receives spot sale natural gas prices and is not subject to aggregator contract prices.

HEDGING ACTIVITIES

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn currency exchange hedges when considered prudent.

Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects from sudden falls in prices and revenues, upward price spikes and trends tend to produce overall losses. Oil and natural gas prices moved to very high levels in first quarter 2003 and then trended to lower, although still historically high levels, as the year progressed. As a consequence, hedging activities produced a loss of $2.22 million in the first quarter and smaller losses of $0.47 million and $0.35 million in the second and third quarters respectively. The currency exchange collar in place throughout 2003 was positive all year and provided an overall gain of $1.22 million, partially offsetting the commodity hedge losses. Lower natural gas prices in the fourth quarter, plus increased strength in the Canadian dollar, produced a quarterly hedge gain of $0.17 million. For the full year 2003, the hedge loss was $2.88 million, which compares to a gain of $0.67 million in 2002 and hedge losses of $0.57 million in 2001 and $2.73 million in 2000. A similar level of risk management was employed in all four years.

During the year, oil and currency hedges resulted in a $1.04 million reduction of 2003 oil and liquid revenues, which is equivalent to a $0.87 per barrel charge against the year's total oil and liquid production. Natural gas hedges reduced Zargon's 2003 gas revenues by $1.84 million, equivalent to a $0.20 per thousand cubic feet charge on the year's total natural gas production.

ROYALTIES

Royalties include payments made to the Crown, freehold owners and third parties. Reported royalties also include credits received through the Alberta Royalty Tax Credit (ARTC) program, the cost of the Saskatchewan Resource Surcharge (SRC) and the cost of the North Dakota state taxes. During 2003, total royalties were $22.51 million, an increase of 67 percent from $13.51 million in 2002. Royalties as a percentage of gross revenue (before hedging adjustments) were 22.1 percent in 2003 compared to 20.6 percent in 2002 and 22.3 percent in 2001. On a commodity basis, oil royalties averaged 20.2 percent (before hedging) in 2003, a small increase from the previous year's average of 19.9 percent. Natural gas royalties averaged 23.5 percent, up from 21.5 percent in the prior year, as a result of the addition of several higher production natural gas wells in 2003 that carry a higher effective royalty rate.

During 2003, 56 percent of the total royalties were paid to provincial and state governments with the remainder paid to freehold owners and other third parties. Royalties payable to the Province of Alberta on qualifying properties are reduced through the ARTC program. Zargon earned a $0.50 million ARTC rebate in 2003 compared to a $0.32 million rebate in 2002. The SRC charges were $0.53 million in 2003, up from $0.52 million in the prior year and $0.34 million in 2001. North Dakota state taxes increased to $0.85 million Cdn in 2003 from $0.52 million in the prior year, reflecting increased production from Haas and the addition of the Truro Unit.

PRODUCTION EXPENSES

Zargon's production expenses increased 10 percent to $17.20 million in 2003 from $15.65 million in 2002; less than the 17 percent gain in 2003 production volumes. On a unit of production basis, production expenses decreased six percent to $6.33 per barrel of equivalent from $6.75 in 2002 ($5.89 in 2001) as the Company made a concerted effort to reverse an increasing cost trend.

Natural gas production expenses in 2003 rose three percent to $0.71 per thousand cubic feet from $0.69 per thousand cubic feet in 2002. The increase in the 2003 natural gas costs reflects the industry-wide trend to higher operating costs.

Oil production expenses in 2003 of $8.95 per barrel showed a reduction of eight percent from the prior year charge of $9.72 per barrel in 2002 ($8.85 per barrel in 2001). The corporate acquisition of Herc Oil Corp. in mid-2001 added largely long-life, low-decline exploitable oil properties with relatively high production costs. To contain these costs, a number of the smaller, less desirable oil properties were sold in 2002 and 2003, taking advantage of robust property markets. These dispositions of the higher cost components of our property base were the primary source of the 2003 oil production cost improvements.

OPERATING NETBACKS

The average oil price received after hedges in 2003 of $35.79 per barrel was five percent higher than $34.12 per barrel in 2002, while the average natural gas price received after hedges in 2003 of $6.13 per thousand cubic feet rose sharply, 55 percent above $3.95 per thousand cubic feet in 2002. Operating netbacks increased commensurately; oil and liquids netbacks rose 11 percent to $19.42 per barrel from $17.54 per barrel in 2002 and were helped by lower production costs. Natural gas netbacks increased 61 percent to $3.93 per thousand cubic feet from $2.44 per thousand cubic feet in 2002. On an equivalent basis, 2003 operating netbacks rose 36 percent to $21.73 from $15.99 in 2002.

OPERATING NETBACKS

	2003		2002	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**36.66**	**6.33**	34.45	3.81
Hedging	**(0.87)**	**(0.20)**	(0.33)	0.14
Royalties	**(7.42)**	**(1.49)**	(6.86)	(0.82)
Production costs	**(8.95)**	**(0.71)**	(9.72)	(0.69)
Operating netbacks	**19.42**	**3.93**	17.54	2.44

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative costs increased 17 percent in 2003 to $5.94 million from $5.06 million in 2002 due mainly to an increase in the number of employees and office space as the Company expanded. On a unit of production basis, general and administrative costs decreased 13 percent to $1.30 per barrel of equivalent. This improvement was derived from a 17 percent increase in production volumes and a 49 percent increase in capital program overhead recoveries pertaining to Zargon's 2003 expanded field exploration and operations program.

GENERAL AND ADMINISTRATIVE EXPENSES

($ million, except as noted)	**2003**	2002	2001
Gross general and administrative expense	**5.94**	5.06	4.50
Overhead recoveries	**(2.40)**	(1.61)	(1.42)
Net general and administrative expense	**3.54**	3.45	3.08
Net expense after recoveries ($/boe)	**1.30**	1.49	1.52
Number of office employees at year end	**34**	30	30

INTEREST EXPENSE

Zargon's primary borrowings are through its bank line of credit. Strong cash flows from operations throughout 2003 were sufficient to cover capital expenditures and, coupled with the proceeds from non-core dispositions, reduce bank indebtedness to $6.98 million at December 31, 2003. Short-term interest rates remained at historically low levels throughout the year. Interest charges for 2003 were $0.77 million, their lowest level since 1999. Zargon's effective interest rate was 4.5 percent on an average bank debt of $17.19 million in 2003 compared to 4.1 percent on an average bank debt of $26.72 million in 2002 and 4.9 percent on an average bank debt of $19.50 million in 2001. At year end 2003 Zargon's bank debt, net of working capital, totalled $13.09 million, down 54 percent from $28.74 million at December 31, 2002.

CAPITAL AND CURRENT INCOME TAX

Zargon did not pay current income taxes in 2003, but incurred $0.41 million of federal and provincial capital taxes compared to the $0.38 million incurred in 2002. Zargon reorganized its operations into a partnership structure effective July 10, 2001 and acquired significant excess tax pools with both the 2001 Herc Oil Corp. and 2002 Hadrian Energy Corp. acquisitions. These transactions helped increase the 2002 year-end tax pools to approximately $87 million and sheltered 2003 taxable income. Tax pools at December 31, 2003 were approximately $79 million and it is expected that they will shelter most of the budgeted 2004 taxable income.

CORPORATE NETBACKS

Historically high oil and natural gas commodity prices were experienced in 2003 and resulted in much higher revenue and operating netbacks. Driven by a 32 percent increase in revenue on a barrel of equivalent basis, cash flow netbacks increased 44 percent over the prior year to $20.00 per barrel of equivalent.

CORPORATE NETBACKS

($/boe)	2003	2002	2001
Petroleum and natural gas revenue	**37.40**	28.28	31.48
Hedging	**(1.06)**	0.29	(0.29)
Royalties	**(8.28)**	(5.83)	(7.01)
Production costs	**(6.33)**	(6.75)	(5.89)
Operating netbacks	**21.73**	15.99	18.29
General and administrative	**(1.30)**	(1.49)	(1.52)
Interest	**(0.28)**	(0.47)	(0.47)
Capital and current income taxes	**(0.15)**	(0.17)	(0.18)
Cash flow netbacks	**20.00**	13.86	16.12
Depletion and depreciation	**(6.99)**	(5.84)	(5.22)
Site restoration	**(0.58)**	(0.55)	(0.52)
Stock-based compensation	**(0.10)**	-	-
Unrealized foreign exchange	**0.11**	(0.03)	(0.05)
Future income taxes	**(3.41)**	(2.83)	(3.85)
Net earnings	**9.03**	4.61	6.48

CASH FLOW FROM OPERATIONS
($ million)


5.82
10.64
27.50
32.67
32.12
54.35
98
99
00
01
02
03

CASH FLOW NETBACKS
($/boe)


6.22
9.01
18.15
16.12
13.86
20.00
98
99
00
01
02
03

CASH FLOW FROM OPERATIONS

In 2003, a 17 percent gain in production volumes, in addition to increases of six percent in oil and liquids prices and 66 percent in natural gas prices, produced a 69 percent gain in cash flow from operations to $54.35 million, compared to $32.12 million in 2002 and $32.67 million in 2001. The corresponding cash flow per diluted share was $2.96 in 2003 and was a 64 percent gain from $1.81 per diluted share in 2002 and compares to $2.03 in 2001. The per share statistics reflected a three percent increase in the average number of outstanding shares to 17.82 million in 2003 from 17.23 million in 2002.

DEPLETION AND DEPRECIATION

In 2003, Zargon's depletion and depreciation provision increased 40 percent to $19.01 million compared to $13.54 million in 2002 and $10.58 million in 2001. The higher charges reflect an increase of 17 percent in production volumes and a 20 percent increase in per unit charges. This large increase in per unit depletion and depreciation expense is primarily due to a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as calculated under the new policies of NI 51-101.

Depletion, depreciation and site restoration charges calculated on a unit of production method are based on total proved reserves with a conversion of six thousand cubic feet of natural gas being equivalent to one barrel of oil. The 2003 depletion calculation includes $4.73 million of future capital expenditures to develop the Company's reserves, but excludes $14.50 million of unproven properties relating to undeveloped land.

Zargon's depletion and depreciation, on a barrel of equivalent basis, increased 20 percent in 2003 to $6.99 from $5.84 in 2002 and $5.22 in 2001. Depletion and depreciation rates continue to climb as evidenced by Zargon's depletion and depreciation rate per barrel of equivalent in fourth quarter 2003 of $8.47 compared to a first half 2003 rate of $6.26.

SITE RESTORATION

Zargon provided for $1.57 million of site restoration charges in 2003 compared to $1.27 million in 2002 and $1.05 million in 2001. In fourth quarter 2003, Zargon increased the estimated future site restoration charges to $30,000 for each net working interest well from $25,000 per net well used in the past. The impact of this change and the year-over-year 14 percent reduction in proven reserves resulted in a fourth quarter charge of $0.78 per barrel of equivalent as compared to the first half 2003 rate of $0.50. In 2004 site restoration costs will be calculated using the new Asset Retirement Obligation rules as outlined under the " Recent Canadian Accounting Pronouncements" section.

STOCK-BASED COMPENSATION

Stock-based compensation of $0.26 million is recorded for the first time in the 2003 income statement in response to prospective adoption of a new CICA accounting standard. The non-cash expense was calculated using the Black-Scholes option-pricing model and covers all employee and director stock options granted by Zargon in 2003. The introduction of stock-based compensation expense added $0.10 per barrel of equivalent to the unit cost. These non-cash expenses will be recurring charges in future years if Zargon continues to grant employee and director stock options.

FUTURE INCOME TAXES

Zargon's 2003 future tax expense increased 42 percent to $9.28 million from $6.55 million in 2002, because of a 69 percent gain in cash flow from operations that was partially offset by a mid-year recognition of changes in federal tax legislation. The changes, which were

contained in Bill C-48 and introduced into the House of Commons in June 2003, will be implemented over a five-year period and encompass the following:

- The federal Large Corporations Tax of 0.225 percent will be eliminated;
- The corporate income tax rate on income from resource activities will be gradually reduced from 28 percent to 21 percent;
- The existing 25 percent resource allowance will be eliminated and a deduction for actual provincial and other Crown royalties paid will be introduced.

The effect of these one-time changes, which are considered to be " substantively enacted" for GAAP purposes, and a reduction in the Alberta corporate income tax rate from 13 percent to 12.5 percent, created a large one-time recovery in Zargon's future income tax expense of $4.31 million. On a barrel of equivalent basis, future income taxes were $3.41 in 2003, an increase of 20 percent from the prior year's future income taxes of $2.83. Without the tax rate adjustment, 2003 future taxes would have been approximately $13.59 million or $5.00 per barrel of equivalent. The 2003 effective tax rate (current and future) was 28 percent compared to 39 percent in 2002 and 38 percent in 2001.


NET EARNINGS
($ million)
1.25
4.26
11.26
13.14
10.68
24.53
98
99
00
01
02
03

NET EARNINGS

Zargon's 2003 net earnings of $24.53 million jumped 130 percent from $10.68 million in 2002 and compare to $13.14 million recorded in 2001. The very strong 2003 increase was due primarily to the 69 percent increase in cash flow from operations and secondarily to the downward adjustment made in the 2003 future tax provision, which effectively added about $4.31 million to net earnings. On a per diluted share basis, 2003 net earnings increased 122 percent to $1.33 from $0.60 in 2002 and $0.82 in 2001.

On a barrel of equivalent basis, the 2003 net earnings were $9.03 compared to $4.61 in 2002 and $6.48 in 2001. Reflecting primarily the adjustment in future tax calculations, the 2003 net earnings represented 45 percent of cash flow, a strong gain from 33 percent of cash flow in 2002 and 40 percent in 2001.


NET EARNINGS
NETBACKS
($/boe)
1.34
3.67
7.43
6.48
4.61
9.03
98
99
00
01
02
03

RETURN ON EQUITY

Zargon's pre-tax return on shareholders' equity in 2003 increased to 34 percent, compared to 22 percent in the previous year and 38 percent in 2001. The after-tax return on shareholders' equity in 2003 increased to 25 percent from 14 percent in the prior year (23 percent in 2001). Zargon's after-tax rates of return on equity have averaged 21 percent over the past three years and 18 percent over the Company's twelve-year corporate history.

CAPITAL EXPENDITURES

Net capital expenditures in 2003 of $39.91 million increased 12 percent over $35.55 million in 2002, although remained well below the $55.18 million expended in 2001, which included the relatively large Herc Oil Corp. acquisition. During the year, Zargon supported and internally funded an aggressive land acquisition program and a strong exploration effort. Total undeveloped land expenditures were $6.98 million, including $6.20 million of Crown land purchases at an average cost of $81 per acre, a significant increase in both amount and unit price from prior years and reflecting the very competitive current environment. Seismic work, drilling, completions and other field activities in 2003 were focused on gas exploration in the Alberta Plains and West Central Alberta core areas, plus a strong component of Williston Basin oil exploitation and totalled $30.32 million, a 56 percent increase from the prior year.


NET CAPITAL EXPENDITURES
($ million)
12.48
16.95
30.51
55.18
35.55
39.91
98
99
00
01
02
03

During 2003, Zargon made additional property acquisitions of $7.83 million and a series of dispositions aggregating $5.22 million for a net amount of property acquisitions of $2.61 million. The largest property acquisition in 2003 was the purchase of a 92.5 percent interest in the Truro Unit in North Dakota for $4.95 million Cdn The dispositions were opportunity-driven and were offered in packages of non-core, higher-cost property interests sold at premium prices. In 2004, Zargon is projecting to spend $45 million on capital expenditures.

CAPITAL EXPENDITURES

($ million)	2003	2002	2001
Undeveloped land	**6.98**	4.46	5.08
Geological and geophysical (seismic)	**5.69**	2.47	3.80
Drilling and completion of wells	**17.30**	12.49	17.44
Well equipment and facilities	**7.33**	4.48	4.87
Exploration and development	**37.30**	23.90	31.19
Property acquisitions	**7.83**	7.39	4.83
Property dispositions	**(5.22)**	(3.13)	(4.23)
Net property acquisitions	**2.61**	4.26	0.60
Corporate acquisitions assigned to property and equipment	**-**	7.39	23.39
Total net capital expenditures	**39.91**	35.55	55.18

LIQUIDITY AND CAPITAL RESOURCES

Zargon relies on three sources of funding to support its capital expenditure programs:

- Internally generated cash flow provides the basic level of funding for the Company's annual capital expenditures program.
- *Debt may be utilized to expand capital programs when it is deemed appropriate.* The Company has followed and intends to maintain a conservative debt policy.
- When debt is considered to be at reasonable upper levels, new equity, if available and if on favourable terms, will be utilized to expand capital programs further. Conversely, on occasions when Zargon's equity may be valued by the stock market at levels perceived to be at a substantial discount to the underlying net asset value, the Company will consider the repurchase of its shares through an issuer bid.

In 2003, Zargon's net capital expenditure program of $39.91 million was fully funded from cash flow from operations, while the remaining cash flow of $14.44 million was used to pay down debt.

CAPITAL SOURCES

($ million)	2003	2002	2001
Cash flow from operations	**54.35**	32.12	32.67
Changes in working capital and other	**2.66**	(3.58)	0.39
Change in bank indebtedness	**(18.30)**	1.14	8.23
Issuance of common shares	**1.20**	5.87	13.89
Total capital sources	**39.91**	35.55	55.18

CASH FLOW FROM OPERATIONS

It is anticipated that the majority, if not Zargon's entire 2004 capital budget, will be financed through the reinvestment of the Company's cash flow from operations. Cash flow is partially influenced by factors that the Company cannot control such as commodity prices, the US/Cdn dollar exchange rates and interest rates. Zargon's 2004 sensitivity to moderate fluctuations in these key business parameters is shown in the accompanying table.

CASH FLOW SENSITIVITY SUMMARY

	Change in 2004 Cash Flow	
	($ million)	($/share)
Change of $1.00 US/bbl in the price of WTI oil	1.40	0.07
Change in oil production of 100 bbl/d	0.60	0.03
Change of $0.10 US/mcf in the price of NYMEX natural gas	1.00	0.05
Change in natural gas production of one mmcf/d	1.30	0.07
Change in $0.01 in the $US/$Cdn exchange rate	1.20	0.06

BANK INDEBTEDNESS

The Company has authorized lines of credit totalling $50 million with a Canadian bank. At December 31, 2003, bank debt was $6.98 million, a decrease of 72 percent from the prior year-end amount of $25.28 million. Effective January 1, 2002 the Company adopted the CICA recommendation that treats revolving demand bank debt as a current liability.

Zargon's combined debt and working capital deficiency of $13.09 million at December 31, 2003 was equivalent to 24 percent of the 2003 cash flow from operations of $54.35 million and slightly less than the fourth quarter cash flow from operations of $13.24 million. At December 31, 2002 the combined debt and working capital deficiency was $28.74 million, equivalent to 89 percent of 2002 cash flow from operations.

EQUITY

At year end 2003, Zargon had 17.99 million shares outstanding. Including the 1.30 million options outstanding (0.99 million vested at December 31, 2003) under the Company stock option plan, Zargon's fully diluted year-end balance of shares outstanding was 19.29 million.

Pursuant to the Company's stock option plan, Zargon issued 355 thousand shares for $1.20 million to employees and directors of the Company in 2003, at an average exercise price of $3.39 per share. In the prior year, 429 thousand shares were issued pursuant to the plan at an average exercise price of $2.94 per share.

On June 17, 2002 Zargon issued 542 thousand common shares as partial consideration for Hadrian Energy Corp. The shares issued were valued at $8.75 per share.

During 2003, 4.77 million Zargon shares traded on The Toronto Stock Exchange with a high of $13.75 per share, a low of $8.26 per share and a close of $13.50 per share. The 2003 trading statistics show a 25 percent year-over-year decrease in trading volume, and a 50 percent increase in the closing stock price. Zargon's market capitalization at year end 2003 was approximately $243 million.

SHAREHOLDERS' EQUITY
($/share)



1.98
2.26
2.97
4.20
4.91
6.26
98 99 00 01 02 03

SEGMENTED GEOGRAPHIC INFORMATION

In calendar 2003 and 2002, approximately 89 percent of Zargon's combined petroleum and natural gas revenue came from Western Canada properties (Alberta, Saskatchewan and Manitoba), with the remaining 11 percent of revenues generated in the United States (North Dakota and Montana).

CONTRACTUAL OBLIGATIONS

Zargon has certain contractual obligations relating to the lease of head office space, field operating leases and transportation contracts that extend over future years as set out in the table below:

CONTRACTUAL OBLIGATIONS

($ million)	Total	2004	2005	2006	Thereafter
Head office lease and other	2.15	0.62	0.60	0.59	0.34
Field operating leases	1.06	0.85	0.21	-	-
Transportation contracts	0.79	0.47	0.22	0.04	0.06
	4.00	1.94	1.03	0.63	0.40

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make judgments and estimates that affect the financial results of the Company. The critical estimates are discussed below.

FULL COST ACCOUNTING

Zargon follows the full cost method of accounting for petroleum and natural gas operations as outlined in Canadian Institute of Chartered Accountants (" CICA") accounting guideline " Oil and Gas Accounting- Full Cost" (AcG-5). Under this accounting method, all costs related to the exploration and development of petroleum and natural gas reserves are capitalized. Capitalized costs, as well as the estimated future expenditures to develop proved reserves, are depleted using the unit of production method based on estimated proved petroleum and natural gas reserves.

PETROLEUM AND NATURAL GAS RESERVES

All of Zargon's petroleum and natural gas reserves are evaluated and reported on by independent petroleum engineering consultants. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels.

CEILING TEST

In applying the full cost method, Zargon calculates a ceiling test on a quarterly basis to ensure that the net carrying value of petroleum and natural gas assets does not exceed the estimated undiscounted future net revenues from production of proved reserves before royalties, plus the cost of undeveloped properties, net of impairment, less amounts associated with future production costs, general and administrative, financing, site restoration and income tax costs. The calculation of future net revenue is based on sales prices, costs and regulations in effect at the period end.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA approved Section 3110, " Asset Retirement Obligations," which requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004. The site restoration liability currently on the balance sheet, which has been calculated using the unit of production method, will be reversed on January 1, 2004. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

PETROLEUM AND NATURAL GAS ASSETS—FULL COST ACCOUNTING

In September 2003, the CICA issued Accounting Guideline 16, " Oil and Gas Accounting- Full Cost" (AcG-16), to replace AcG-5. The new guideline is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and AcG-5 is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test under AcG-5 that uses undiscounted cash flows, constant prices and costs, less general and administrative and financing costs. Zargon is following AcG-5 at December 31, 2003. No write-down of the Company's petroleum and natural gas properties would be required under either method at December 31, 2003. AcG-16 also adopted the reserve evaluation and disclosure requirements of NI 51-101, which have been followed in the preparation of this report.

VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15, " Consolidation of Variable Interest Entities" (AcG-15), which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. Zargon has assessed that this new guideline is not applicable based on the current structure of the Company and therefore has no impact on the consolidated financial statements of the Company.

BUSINESS RISKS AND OUTLOOK

BUSINESS RISKS

Zargon's external business risks arise from the uncertainty of crude oil and natural gas pricing, the uncertainty of interest and exchange rates, environmental and safety issues, and financial and liquidity considerations. Additional risk arises from the production performance of existing properties, the changes in regulatory standards and the uncertain results from capital expenditure programs.

Zargon attempts to minimize pricing and currency exchange uncertainty with a risk management program that encompasses a variety of financial instruments. These include forward sales of oil and natural gas production, put options on both oil and natural gas, costless collars (in which some potential high price gain is given up in return for potential low price support) and US dollar currency hedges in different forms for up to 30 percent of its net oil and natural gas production volumes. In general the Company seeks to use strategies that allow minimum price expectations to be met while preserving most of the Company's

exposure to higher prices. This strategy is designed mainly to protect the Company against periods of unusually low commodity prices and by its nature is likely to produce significant hedging losses when prices are unusually high.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and employee safety procedures.

Financial and liquidity risks are reduced by limiting debt financing to conservative self-imposed debt to cash flow guidelines. Zargon actively manages the risks of its capital programs by concentrating drilling and subsequent development activities in areas where it has demonstrated proven technical capabilities and understanding. Finally, Zargon's capital budget is managed so as to limit capital exposure to any one project or concept to a non-material amount.

CORPORATE OUTLOOK

Zargon remains confident of its ability to maintain its record of consistent, sustainable and profitable growth. For calendar 2004, Zargon has budgeted $45 million of capital expenditures allocated to natural gas exploration, oil exploitation and property acquisition opportunities. In addition, its balance sheet strength will permit Zargon to make a relatively large property or corporate acquisition as value-added opportunities become available.

SELECTED QUARTERLY INFORMATION

	2003				2002			
($ million, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Petroleum and natural gas revenue	**24.51**	**23.76**	**24.20**	**29.19**	20.67	16.65	15.50	12.73
Cash flow from operations	**13.24**	**12.34**	**13.53**	**15.23**	10.71	7.75	7.47	6.19
Per diluted share ($)	**0.72**	**0.67**	**0.74**	**0.84**	0.59	0.43	0.42	0.36
Net earnings	**4.03**	**4.51**	**9.25**	**6.74**	4.28	2.27	2.55	1.58
Per diluted share ($)	**0.22**	**0.24**	**0.51**	**0.37**	0.24	0.13	0.14	0.09
Total assets	**175.07**	**166.89**	**160.05**	**159.34**	153.66	146.00	137.76	128.97
Bank indebtedness	**6.98**	**8.92**	**11.47**	**20.78**	25.28	28.71	28.00	25.26

Forward-Looking Statements: This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained in this annual report are as of March 23, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ZARGON

OIL & GAS LTD.

2003 FOURTH QUARTER REPORT

CORPORATE HIGHLIGHTS

Zargon reported strong fourth quarter results to close out this record year. Fourth quarter 2003 revenue of $24.51 million and cash flow from operations of $13.24 million ($0.72 per diluted share) were significantly higher than the preceding third quarter and the comparative 2002 fourth quarter results. Reflecting higher per unit depletion and depreciation charges, fourth quarter net earnings of $4.03 million ($0.22 per diluted share) were slightly lower than the comparative quarters.

High oil and natural gas prices have powered financial results throughout 2003 for both Zargon and the industry. Year-over-year 2003 natural gas prices received by Zargon averaged a remarkable 66 percent gain over the prior year. Oil prices received in both years were historically high and increased six percent in 2003. The price gains were bolstered by strong production volume increases throughout the year. Fourth quarter 2003 production of oil and liquids was 3,340 barrels per day, level with the preceding quarter and 10 percent above the prior year fourth quarter. Natural gas volumes increased strongly, 13 percent more than the preceding quarter and 26 percent above the prior year quarter to 28.08 million cubic feet per day for fourth quarter 2003. On an equivalent basis, fourth quarter volumes of 8,020 barrels of equivalent per day were seven percent and 19 percent respectively above the preceding and the 2002 fourth quarter. Net capital expenditures for the 2003 fourth quarter of $12.84 million were six percent above the preceding quarter and significantly above the $8.03 million expended in the same prior year period, reflecting continuation of the very active second half 2003 field exploration program.

	Three Months Ended December 31,			Year Ended December 31,		
	2003	2002	Percent Change	**2003**	2002	Percent Change
	(unaudited)	(unaudited)				
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**24.51**	20.67	19	**101.66**	65.54	55
Cash flow from operations	**13.24**	10.71	24	**54.35**	32.12	69
Net earnings	**4.03**	4.28	(6)	**24.53**	10.68	130
Net capital expenditures	**12.84**	8.03	60	**39.91**	35.55	12
Per Common Share, Diluted						
Cash flow from operations ($/share)	**0.72**	0.59	22	**2.96**	1.81	64
Net earnings ($/share)	**0.22**	0.24	(8)	**1.33**	0.60	122
Balance Sheet at Period End ($ million)						
Property and equipment, net				**161.91**	141.01	15
Bank indebtedness				**6.98**	25.28	(72)
Shareholders' equity				**112.59**	86.60	30
Shares Outstanding at Period End (million)				**17.99**	17.64	2

	Three Months Ended December 31,			Year Ended December 31,		
	2003	2002	Percent Change	**2003**	2002	Percent Change
	(unaudited)	(unaudited)				
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,340**	3,043	10	**3,287**	2,968	11
Natural gas (mmcf/d)	**28.08**	22.26	26	**24.95**	20.29	23
Equivalent (boe/d)	**8,020**	6,753	19	**7,446**	6,349	17
Equivalent per million shares (boe/d)	**448**	383	17	**418**	368	14
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**32.91**	35.79	(8)	**36.66**	34.45	6
Natural gas ($/mcf)	**5.57**	5.20	7	**6.33**	3.81	66
Wells Drilled, Net	**16.1**	17.4	(7)	**38.6**	31.6	22
Undeveloped Land at Period End (thousand net acres)				**398**	331	20

Note: The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.

For calendar 2003, revenue of $101.66 million, cash flow from operations of $54.35 million ($2.96 per diluted share) and net earnings of $24.53 million ($1.33 per diluted share) each set all-time records and showed increases of 55, 69, and 130 percent, respectively over 2002. Net capital expenditures for the twelve months of 2003 totalled $39.91 million with $37.30 million allocated to field related activities, increases of 12 percent in total and 56 percent in field expenditures over the prior year. The material expansion in fieldwork in 2003 took place largely in the third and fourth quarters when 27.6 net wells were drilled in a very active exploration program. Purchase of the Truro Unit in North Dakota was the only sizeable acquisition made in 2003 (second quarter) and its cost was largely offset by non-core dispositions made at opportunistic prices in the same quarter. Over the year, Zargon increased its undeveloped land base by 20 percent at a cost of $6.98 million, shot or acquired seismic at a cost of $5.69 million, drilled and completed 38.6 net wells for $17.30 million, added new facilities and tie-ins for $7.33 million and made net property acquisitions of $2.61 million. These expenditures were internally funded by a combination of very strong cash flow and non-core dispositions that also allowed the reduction of debt net of working capital by $15.65 million to $13.09 million at December 31, 2003.

PRODUCTION

Natural gas production volumes showed good growth throughout 2003 and averaged 28.08 million cubic feet per day in fourth quarter 2003, a 13 percent improvement from the preceding quarter and a 26 percent increase over the 22.26 million cubic feet per day reported in the 2002 fourth quarter. Zargon's natural gas growth in 2003 has come from successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. During the third quarter, a significant natural gas producer was completed and tied-in at the Peace River Arch Progress property with sustainable net production of three million cubic feet per day. Since January 2002, Zargon has grown its West Central Alberta undeveloped lands from 38 thousand net acres to 174 thousand net acres and West Central Alberta natural gas production volumes have grown commensurately from two million cubic feet per day to the fourth quarter 2003 rate of 10.45 million cubic feet per day. During this time East Central Alberta natural gas production volumes, which include our key Jarrow property, have been maintained at steady rates with a modest maintenance-drilling program.

Production of oil and liquids averaged 3,340 barrels per day in fourth quarter 2003, level with the preceding quarter and 10 percent higher than the prior year fourth quarter. Zargon's oil and liquids production is founded on the key Williston Basin (Southeast Saskatchewan and North Dakota) long-life, shallow-decline properties. Production growth is derived from exploitation and enhancement activities plus acquisitions of complementary exploitable properties. An enhanced Haas Unit waterflood program and a Truro Unit property acquisition, both in North Dakota, were the source of the majority of this year's oil production growth.

EXPLORATION AND EXPLOITATION

Zargon has based its growth on the complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. The key input resource for our natural gas exploration program is undeveloped land, and through aggressive activity at Crown land sales over recent years, Zargon has built a 398 thousand net acre undeveloped land inventory by year-end 2003.

An expanded drilling program has accompanied this growing undeveloped land inventory. After a slow beginning in the first half of the year when only 11.0 net wells were drilled, 11.5 net wells were drilled in the third quarter and 16.1 net wells were drilled in the fourth quarter. For the year a total of 38.6 net wells were drilled with an 84 percent success ratio resulting in 24.6 net natural gas wells, 8.0 net oil wells and 6.0 net dry holes. During the year, Zargon continued to focus on natural gas exploration, with 76 percent of the 2003 drilling classified as exploration wells, and over 70 percent of the program targeting natural gas prospects.

The fourth quarter program by itself delivered 9.1 net natural gas wells, 4.0 net oil wells and 3.0 net dry holes for an 81 percent success ratio. The wells included 4.1 net natural gas wells at the West Central Alberta Pembina property, 2.0 net natural gas wells and 1.0 net gassy oil well on the Peace River Arch property, and 3.0 net natural gas wells at the East Central Alberta Jarrow and Hamilton Lake properties. Three net oil exploitation wells were drilled at the Williston Basin properties of Haas, North Dakota and Pinto and Frys in Southeast Saskatchewan.

The most interesting result from the fourth quarter drilling program came from the discovery of two new pools at the Peace River Arch property. At Hamelin Creek a Dunvegan/Gething natural gas well is scheduled to be tied-in during the 2004 second quarter at rates exceeding one million cubic feet per day. The current geological mapping suggests that as many as three additional Dunvegan gas wells may be drilled this year on the Hamelin Creek land block. At Progress, a fourth quarter new pool Triassic gassy oil well will also be tied-in to area facilities in the second quarter. Follow-up drilling on this project is planned later this summer.

Since January 2003, Zargon has implemented oil reservoir waterflood initiation or enhancement projects at West Frys, Weyburn (Halbrite) and Weyburn (Elswick) in Saskatchewan and at Taber, Alberta. Once the oil reservoirs are re-pressurized, our exploitation programs proceed with 3D seismic reservoir characterization and then ultimately horizontal drilling. The Haas, North Dakota waterflood enhancement program was initiated in late 2002 and, as the reservoir was re-pressured, production rates increased by 35 percent. A 3D seismic survey was shot in summer 2003 and just prior to year-end our first Haas horizontal exploitation well was drilled. Further horizontal drilling is planned on the Haas property this spring. In the 2003 third quarter, four other 3D seismic shoots were completed in the Williston Basin that will lead over time to numerous horizontal exploitation wells. Oil reservoir analysis and exploitation programs form an important part of Zargon's growth strategy and, over the years, have provided steady growth from a portfolio of long-life shallow-decline properties.

Zargon has an active drilling program underway in the 2004 first quarter with a total of 12 wells planned to be drilled prior to spring break-up. The program includes one horizontal well in Southeast Saskatchewan and six wells at the East Central Alberta properties of Jarrow and Hamilton Lake that are designed to maintain

the area's current production levels. Five wells will be drilled in the West Central Alberta properties, with three wells located at Pembina, and one well scheduled for each of the Highvale and Peace River Arch properties.

Following spring break-up, a higher-risk, higher-reward program is planned with five Peace River exploration natural gas locations and four Williston Basin (Southeast Saskatchewan and North Dakota) exploitation oil wells. Zargon has also agreed to drill a minimum of two wells in the second quarter, and possibly three additional wells this fall, on a large land block located on the Blackfeet Indian Reservation in the northern portion of the state of Montana. Although located several hundred miles a part, we view that the Blackfeet and Pembina properties have many similarities in terms of their shallow depth, low-pressure natural gas shows and completion operations. With the drilling of five wells, Zargon has the opportunity to earn 29 thousand net undeveloped acres of natural gas prospective land that could lead to a sizeable natural gas development project in subsequent years.

Capital expenditures throughout the remainder of the year will continue to focus on growing through exploration our West Central Alberta natural gas volumes, maintaining steady East Central Alberta natural gas production, while continuing to efficiently exploit our large Williston Basin oil development and waterflood project inventory.

ACQUISITIONS / DISPOSITIONS

The largest property acquisition made in 2003 was the $4.95 million Cdn. purchase of a 92.5 percent interest in the Truro Unit in Renville County, North Dakota. Property acquisitions in 2003 totalled $7.83 million and were largely offset by $5.22 million realized through the sale of non-core, high-cost properties as Zargon took advantage of a strong property market. As an additional benefit, these dispositions in conjunction with $3.13 million of similar 2002 dispositions have contributed to Zargon's improving trend in per unit operating costs.

GUIDANCE*

Last May 2003, Zargon provided 2003 year-end production guidance at 3,600 barrels of oil per day and 26.5 million cubic feet of natural gas per day, for a combined rate of 8,017 barrels of equivalent per day. Fourth quarter rates of 3,340 barrels per day, 28.08 million cubic feet per day and 8,020 barrels of equivalent per day met the year-end guidance targets for the entire quarter, although the actual natural gas volume weighting was higher than forecast.

Current oil production remains substantially unchanged from the fourth quarter rate of 3,340 barrels per day. Year-end horizontal drilling of two wells at Frys, Saskatchewan and at Haas, North Dakota have offset declines, and a new horizontal well at Forget, Saskatchewan promises to be a good producer. Substantial gains will have to come from a four well Williston Basin exploitation program (two vertical and two horizontal) that is scheduled immediately after spring break-up.

First quarter 2004 natural gas production has averaged at levels just under the 28.08 million cubic feet per day reported for the 2003 fourth quarter. Immediately following spring break-up, new production from the tie-ins of first quarter 2004 Jarrow and Pembina drilling successes and the tie-in of last year's two new Peace River Arch discoveries (Hamelin Creek – Gething and Dunvegan natural gas; Progress – Triassic gassy oil) should help build the corporate natural gas rates towards the 30 million cubic feet per day 2004 mid-year guidance level.

Zargon's 2004 capital program budget will be primarily sourced from cash flow and is initially set at $45 million with the drilling of 45 net wells. This budget is allocated $40 million to exploration and development field activities and $5 million to property acquisitions. The budget reflects our view that the current property acquisition market is fully priced. Should value added property or corporate acquisitions

become available, our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In November 2003, Zargon set mid-year 2004 production guidance levels at 30 million cubic feet of natural gas per day and 3,750 barrels of oil per day, for a combined rate of 8,750 barrels of equivalent per day, which would represent a 17 percent gain over the 2003 average production rates. This guidance is based on a $45 million 2004 capital budget with natural gas production gains forecast to come from exploration-related growth in the West Central Alberta exploration initiatives at the Peace River Arch, Pembina and Highvale properties. Oil production gains are projected from Williston Basin exploitation horizontal drilling, but will also require augmentation by a small Williston Basin property acquisition.

* Please see comments on "*Forward Looking Statements*" on the last page of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended December 31, 2003 and the audited consolidated financial statements and MD&A for the years ended December 31, 2003 and 2002. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

FINANCIAL ANALYSIS

In the fourth quarter of 2003, Zargon reported continued gains in petroleum and natural gas revenue and cash flow from operations. Revenue for the 2003 fourth quarter of $24.51 million and cash flow from operations of $13.24 million were three percent and seven percent above the preceding quarter and 19 percent and 24 percent above the 2002 fourth quarter, respectively. Net earnings of $4.03 million in fourth quarter 2003 while also historically high, but due to a sharp increase in non-cash charges, were below $4.51 million in the preceding quarter and $4.28 million in the 2002 fourth quarter. Commodity prices remained high and production volumes showed substantial growth. While natural gas pricing in the 2003 fourth quarter was little changed from the preceding quarter, prices rose seven percent above the 2002 fourth quarter levels. Oil prices, while still historically high, were ten percent below the preceding quarter and eight percent below the 2002 fourth quarter levels.

Natural gas production increased to 28.08 million cubic feet per day, showing gains of 13 percent over the preceding quarter and 26 percent over the 2002 fourth quarter. The volume gains came from successful West Central Alberta gas exploration drilling initiatives. Oil and liquids production jumped in the second quarter of 2003 and then stayed flat over the balance of the year so that fourth quarter volumes of 3,340 barrels per day were even with the third quarter but 10 percent above the 2002 fourth quarter levels. The oil gains in 2003 came from successful Williston Basin exploitation drilling and the Truro Unit, North Dakota property acquisition.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects from sudden falls in prices and revenues, upward price spikes tend to produce overall losses. Thus the 2003 first quarter's extremely high oil and natural gas prices brought about a net hedging loss of $2.22 million through a number of fixed price swaps and collars placed to ensure that a minimum level of cash flow would be maintained. As prices moderated, hedging losses declined to $0.47 million in the second quarter, $0.35 million in the third quarter and changed to a gain of $0.17 million in the fourth quarter. The currency exchange collar in place throughout 2003 was positive all year and provided an overall gain of $1.22 million. For the 2003 year, the hedging loss was $2.88 million compared to a gain of $0.67 million in 2002, a year when natural gas prices were much lower.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $5.52 million for the fourth quarter of 2003, a decrease of three percent from the preceding quarter and an increase of 50 percent from $3.68 million in the 2002 fourth quarter. The increase over the prior year quarter is due about 40 percent to a 19 percent gain in revenue and about 60 percent to an increase in royalty rates to 22.5 percent of gross revenue from an adjusted 17.8 percent of revenue in the 2002 quarter (20.6 percent for all of 2002). In the second half of the current year, significant natural gas production gains have come from

high producing wells that incur a higher royalty rate. For the 2003 year, royalties of $22.51 million were 67 percent higher than the 2002 year and royalty rates were 22.1 percent of gross revenue in 2003 compared to 20.6 percent in 2002.

Production expenses were $4.65 million in the 2003 fourth quarter, seven percent above the preceding quarter and two percent higher than the prior year quarter. However, on a unit of production basis, 2003 production expenses have improved significantly, showing response to field cost containment initiatives and an extended program to sell non-core, higher cost properties. Fourth quarter 2003 production costs were $6.30 per barrel of equivalent, down slightly from $6.32 in the preceding quarter and well below $7.36 in the prior year's fourth quarter. For the 2003 year, production costs were $6.33 per barrel of equivalent, a six percent decrease from the 2002 annual rate of $6.75 per barrel of equivalent.

Operating Netbacks

Year ended December 31	**2003**		2002	
	Oil and Liquids	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**36.66**	**6.33**	34.45	3.81
Hedging	**(0.87)**	**(0.20)**	(0.33)	0.14
Royalties	**(7.42)**	**(1.49)**	(6.86)	(0.82)
Production costs	**(8.95)**	**(0.71)**	(9.72)	(0.69)
Operating netbacks	**19.42**	**3.93**	17.54	2.44

General and administrative expenses rose to $1.01 million in the fourth quarter of 2003, $0.14 million or 16 percent above the preceding quarter and $0.33 million or 49 percent above the 2002 fourth quarter. These increases, which are an anomaly in a reducing trend, were due in large part to increased bonus accruals in 2003, reflecting the Company's very strong financial results in 2003 in which the employees participated. On a unit of production basis, general and administrative costs in the 2003 fourth quarter were $1.37 per barrel of equivalent compared to $1.27 in the preceding quarter but for the 2003 year general and administrative costs decreased 13 percent to $1.30 per barrel of equivalent from $1.49 in 2002. The improvements in general and administrative costs on a unit of production basis resulted from increased production volumes, increased general and administrative cost recoveries from expanded field capital programs, and the disposition of a substantial number of small, overhead-intensive properties.

Stock-based compensation of $0.26 million is recorded for the first time in the 2003 fourth quarter income statement in response to prospective adoption of a new CICA accounting standard. This non-cash expense was calculated using the Black-Scholes option-pricing model and covers all employee and director stock options granted by Zargon in 2003. The introduction of stock-based compensation expense added $0.10 per barrel of equivalent to the fourth quarter and year-to-date unit cost.

Bank indebtedness fell throughout the 2003 year as a result of the year's strong cash flows exceeding the capital program. The reduced debt, coupled with historically low short-term interest rates, resulted in interest charges that were relatively low for both the fourth quarter and the year when comparing the same prior year periods.

Corporate Netbacks

Year ended December 31 ($/boe)	**2003**	2002
Petroleum and natural gas revenue	**37.40**	28.28
Hedging	**(1.06)**	0.29
Royalties	**(8.28)**	(5.83)
Production costs	**(6.33)**	(6.75)
Operating netbacks	**21.73**	15.99
General and administrative	**(1.30)**	(1.49)
Interest	**(0.28)**	(0.47)
Capital and current income taxes	**(0.15)**	(0.17)
Cash flow netbacks	**20.00**	13.86
Depletion and depreciation	**(6.99)**	(5.84)
Site restoration	**(0.58)**	(0.55)
Stock-based compensation	**(0.10)**	-
Unrealized foreign exchange	**0.11**	(0.03)
Future income taxes	**(3.41)**	(2.83)
Net earnings	**9.03**	4.61

Depletion and depreciation expense is calculated quarterly and increased sharply in the fourth quarter of 2003 to $6.25 million, a level 34 percent higher than the $4.67 million charged in the preceding quarter and 62 percent higher than the $3.87 million charged in the 2002 fourth quarter. This large increase in depletion and depreciation expense is primarily related to a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. The 2003 fourth quarter per unit charge is $8.47 per barrel of equivalent, a 25 percent increase over the 2003 third quarter and a 36 percent increase over the prior year period. Depletion and depreciation expense for the 2003 year is $6.99 per barrel of equivalent, an increase of 20 percent over the $5.84 per barrel of equivalent recorded for the 2002 year.

Amounts set aside for site restoration expense were also increased in fourth quarter 2003 to $0.58 million, 68 percent higher than the preceding quarter and 81 percent higher than the 2002 fourth quarter. The site restoration charges were also impacted by the year-end negative proved reserve adjustments and a fourth quarter upward adjustment of the average future site restoration charges to $30,000 per net well.

Cash flow from operations in fourth quarter 2003 of $13.24 million (see note above) was seven percent higher than the preceding quarter and 24 percent higher than the prior year period. In 2003, cash flow from operations reached the record level of $54.35 million ($2.96 per diluted share), a gain of 69 percent from $32.12 million ($1.81 per diluted share) in 2002.

Future taxes of $2.35 million for the fourth quarter of 2003 were 10 percent below the preceding quarter and five percent higher than the 2002 fourth quarter. A major change in future tax provisions pertaining to second quarter 2003 federal tax legislation distorts year-over-year comparisons. These tax changes and their effects on Zargon's tax provisions were described in detail in our 2003 second quarter report.

Net earnings for the full 2003 year of $24.53 million show a very strong increase of 130 percent over 2002, *reflecting the combined effect of high cash flow from operations and the favourable tax changes* referred to above. The 2003 fourth quarter net earnings of $4.03 million declined 11 percent from the preceding quarter and were six percent lower than the 2002 fourth quarter earnings. Despite higher 2003 *fourth quarter cash flows, the lower earnings were caused by increases in the non-cash items of depletion* and depreciation, site restoration and stock-based compensation. Net earnings per diluted share were $0.22 for the 2003 fourth quarter and $1.33 for the 2003 year, which is a gain of 122 percent over the 2002 earnings of $0.60 per diluted share.

Capital Expenditures

Year ended December 31 ($ million)	**2003**	2002
Undeveloped land	**6.98**	4.46
Geological and geophysical (seismic)	**5.69**	2.47
Drilling and completion of wells	**17.30**	12.49
Well equipment and facilities	**7.33**	4.48
Exploration and development	**37.30**	23.90
Property acquisitions	**7.83**	7.39
Property dispositions	**(5.22)**	(3.13)
Net property acquisitions	**2.61**	4.26
Hadrian acquisition assigned to property and equipment	-	7.39
Total capital expenditures (net)	**39.91**	35.55

LIQUIDITY AND CAPITAL RESOURCES

Total capital expenditures for 2003 were $39.91 million, 12 percent higher than $35.55 million in 2002. For the 2003 year, $37.30 million was attributed to exploration and development costs, 93 percent of the net capital expenditures and a 56 percent increase over the 2002 levels. Net property acquisitions of $2.61 million in 2003 compared to net property acquisitions of $4.26 million in the prior year. Zargon did not conclude a corporate acquisition in 2003. Zargon's $39.91 million 2003 capital program was funded using 73 percent of the 2003 cash flow from operations with the remaining cash flow applied to reduce debt net of working capital. At December 31, 2003, Zargon's debt net of working capital had declined to $13.09 million, an amount slightly less than fourth quarter cash flow from operations.

As at March 23, 2004, Zargon has issued 18.16 million common shares and has granted stock options to acquire an additional 1.13 million shares.

Capital Sources

Year ended December 31 ($ million)	**2003**	2002
Cash flow from operations	**54.35**	32.12
Changes in working capital and other	**2.66**	(3.58)
Change in bank indebtedness	**(18.30)**	1.14
Issuance of common shares	**1.20**	5.87
Total capital sources	**39.91**	35.55

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED

Asset Retirement Obligations

In March 2003, the CICA approved Section 3110, "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004. The site restoration liability currently on the balance sheet, which has been calculated using the unit of production method, will be reversed on January 1, 2004. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Petroleum and Natural Gas Assets – Full Cost Accounting

In September 2003, the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16), to replace AcG-5. The new guideline is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and AcG-5 is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test under AcG-5 that uses undiscounted cash flows, and constant prices, less general and administrative and financing costs. Zargon is following AcG-5 at December 31, 2003. No write-down of the Company's petroleum and natural gas properties would be required under either method at December 31, 2003. AcG-16 also adopted the reserve evaluation and disclosure requirements of NI 51-101, which have been followed in the preparation of this report.

Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" (AcG-15), which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Company has assessed that this new guideline is not applicable based on the current structure of the Company and therefore has no impact on the financial statements of the Company.

Other accounting standards issued by the CICA during the year ended December 31, 2003, are not expected to impact the Company at this time.

OUTLOOK

Zargon is well positioned for 2004 with a very strong balance sheet and a large project inventory on 398 thousand net acres of undeveloped land. Recent operational momentum in terms of both production growth and exploration successes coupled with the current very strong oil and natural gas commodity prices are providing our Company record cash flows which we continue to redeploy on our exploration and exploitation growth programs. With our industry's current record levels of activity, there is a significant upward cost pressure for property acquisitions, undeveloped land and field services. In these high cost times, we will continue with our disciplined approach, by adhering to a focused strategy of exploring and exploiting our existing large asset base, while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings	Earnings/ Diluted Share	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets	Bank Debt
2003 Q4	$4.03	$0.22	$13.24	$0.72	$24.51	$175.07	$6.98
2003 Q3	$4.51	$0.24	$12.34	$0.67	$23.76	$166.89	$8.92
2003 Q2	$9.25	$0.51	$13.53	$0.74	$24.20	$160.05	$11.47
2003 Q1	$6.74	$0.37	$15.23	$0.84	$29.19	$159.34	$20.78
2002 Q4	$4.28	$0.24	$10.71	$0.59	$20.67	$153.66	$25.28
2002 Q3	$2.27	$0.13	$7.75	$0.43	$16.65	$146.00	$28.71
2002 Q2	$2.55	$0.14	$7.47	$0.42	$15.50	$137.76	$28.00
2002 Q1	$1.58	$0.09	$6.19	$0.36	$12.73	$128.97	$25.26
2001 Q4	$1.77	$0.10	$5.81	$0.34	$11.18	$127.93	$24.14

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
March 23, 2004

ZARGON OIL & GAS LTD.

CONSOLIDATED BALANCE SHEETS

($ thousand)	December 31, 2003	December 31, 2002
ASSETS		
Current		
Accounts receivable	12,183	11,942
Prepaid expenses and deposits	980	712
	13,163	12,654
Property and equipment, net	161,907	141,006
	175,070	153,660
LIABILITIES		
Current		
Bank indebtedness	6,978	25,279
Accounts payable and accrued liabilities	19,277	16,118
	26,255	41,397
Future site restoration	6,026	4,746
Future income taxes (note 9)	30,200	20,922
	62,481	67,065
SHAREHOLDERS' EQUITY		
Share capital (note 4)	42,200	40,997
Contributed surplus (note 2)	264	-
Retained earnings	70,125	45,598
	112,589	86,595
	175,070	153,660

See accompanying selected notes

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three Months Ended December 31,		Year Ended December 31,	
	2003	2002	**2003**	2002
($ thousand, except per share amounts)	(unaudited)	(unaudited)		
Revenue				
Petroleum and natural gas revenue	**24,511**	20,665	**101,657**	65,538
Hedging (note 8)	**168**	(712)	**(2,882)**	669
Royalties	**(5,517)**	(3,677)	**(22,508)**	(13,508)
	19,162	16,276	**76,267**	52,699
Expenses				
Production	**4,651**	4,572	**17,201**	15,649
General and administrative	**1,012**	679	**3,542**	3,455
Stock-based compensation (note 2)	**264**	-	**264**	-
Interest	**110**	297	**771**	1,100
Foreign exchange (gain) loss	**(87)**	2	**(297)**	86
Site restoration	**577**	318	**1,567**	1,268
Depletion and depreciation	**6,249**	3,865	**19,008**	13,536
	12,776	9,733	**42,056**	35,094
Earnings before income taxes	**6,386**	6,543	**34,211**	17,605
Income taxes				
Future (note 9)	**2,354**	2,242	**9,278**	6,548
Current	**5**	19	**406**	378
	2,359	2,261	**9,684**	6,926
Net earnings for the period	**4,027**	4,282	**24,527**	10,679
Retained earnings, beginning of period	**66,098**	41,316	**45,598**	34,919
Retained earnings, end of period	**70,125**	45,598	**70,125**	45,598
Earnings per common share (note 5)				
Basic	**0.22**	0.24	**1.38**	0.62
Diluted	**0.22**	0.24	**1.33**	0.60

See accompanying selected notes

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31,		Year Ended December 31,	
	2003	2002	**2003**	2002
($ thousand)	(unaudited)	(unaudited)		
Operating activities				
Net earnings for the period	**4,027**	4,282	**24,527**	10,679
Add (deduct) non-cash items:				
Depletion and depreciation	**6,249**	3,865	**19,008**	13,536
Site restoration	**577**	318	**1,567**	1,268
Stock-based compensation (note 2)	**264**	-	**264**	-
Unrealized foreign exchange (gain) loss	**(227)**	2	**(297)**	86
Future income taxes	**2,354**	2,242	**9,278**	6,548
Cash flow from operations	**13,244**	10,709	**54,347**	32,117
Changes in non-cash working capital	**(1,242)**	(1,362)	**(936)**	(2,587)
	12,002	9,347	**53,411**	29,530
Financing activities				
Advances (repayment) of bank indebtedness	**(1,941)**	(3,428)	**(18,301)**	1,142
Exercise of stock options	**289**	307	**1,203**	1,262
	(1,652)	(3,121)	**(17,098)**	2,404
Investing activities				
Additions to property and equipment	**(12,901)**	(11,063)	**(45,124)**	(31,296)
Proceeds on disposal of property and equipment	**60**	3,037	**5,215**	3,134
Acquisition of Hadrian Energy Corp. (cash portion)	-	-	-	(4,875)
Site restoration expenditures	**(201)**	(219)	**(287)**	(423)
Changes in non-cash working capital	**2,692**	2,019	**3,883**	1,325
	(10,350)	(6,226)	**(36,313)**	(32,135)
Decrease in cash	-	-	-	(201)
Cash, beginning of period	-	-	-	201
Cash, end of period	-	-	-	-

See accompanying selected notes

SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months and years ended December 31, 2003 and 2002

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal years ended December 31, 2003 and 2002. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the years ended December 31, 2003 and 2002.

2. CHANGE IN ACCOUNTING POLICY

Stock-Based Compensation

During the fourth quarter of 2003, the Company prospectively adopted the fair-value method of accounting for stock options granted to employees and directors. Stock-based compensation is recorded on the consolidated statements of earnings as a separate expense for all options granted on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. Given the insignificance of the expense for options granted during 2003, the Company recognized the entire 2003 expense of $264,000 in the fourth quarter (see note 4 for further details). The prior 2003 quarters will not be restated. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest, rather, the Company accounts for forfeitures as they occur. In the event that vested options expire without being exercised, previously recognized compensation expense associated with such stock options is not reversed. For options granted prior to January 1, 2003, Zargon continues to disclose the pro forma earnings impact of related stock-based compensation expense (see note 4).

3. ACQUISITION

On June 17, 2002, the Company acquired all of the outstanding shares of Hadrian Energy Corp. ("Hadrian"), a private oil and gas company, for $9.60 million. Consideration consisted of $4.745 million cash and the issuance of 542,340 Zargon common shares valued at $8.75 per share. Costs of $0.13 million were incurred to effect the transaction and were charged to share capital. The acquisition was accounted for by the purchase method and the purchase price has been allocated as follows:

($ thousand)	2002
Working capital	(816)
Property and equipment	7,386
Future income tax asset	3,792
Future site restoration	(760)
Total consideration	9,602

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

Common Shares

(thousand)	**December 31, 2003**		December 31, 2002	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Shares issued				
Balance, beginning of year	**17,637**	**40,997**	16,666	35,066
Shares issued for Hadrian	**-**	**-**	542	4,669
Stock options exercised	**355**	**1,203**	429	1,262
Balance, end of period	**17,992**	**42,200**	17,637	40,997

A summary of the status of the Company's stock option plan as at December 31, 2003 and 2002, and changes during the year ended on those dates is presented below:

Stock Options

	December 31, 2003		December 31, 2002	
	Number of Shares (thousand)	**Weighted Average Exercise Price $**	Number of Shares (thousand)	Weighted Average Exercise Price $
Outstanding at beginning of year	**1,215**	**5.10**	1,199	3.36
Granted	**459**	**9.50**	466	7.69
Exercised	**(355)**	**3.39**	(429)	2.94
Cancelled	**(22)**	**9.30**	(21)	7.37
Outstanding at end of period	**1,297**	**7.05**	1,215	5.10
Options exercisable at end of period	**985**	**6.25**	750	3.49

Stock-Based Compensation

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. In the fourth quarter the Company recognized the entire $264,000 of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet.

The assumptions made for the options granted for 2003 include a volatility factor of expected market price of 21.92 percent, a weighted average risk-free interest rate of 3.90 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting periods. For stock options granted in 2002, the Company's net earnings would be reduced by $6,000 for the three months ended December 31, 2003 and $215,000 for the year ended December 31, 2003. Basic and diluted earnings per share figures would have both been unchanged for the 2003 quarter and would have both been reduced by $0.01 for the 2003 year.

The assumptions made for the options granted for 2002 include a volatility factor of expected market price of 18.60 percent, a weighted average risk-free interest rate of 5.16 percent, no dividend yield and a weighted average expected life of options of four years.

Comparatively, the Company's prior period net earnings would be reduced by $189,000 for the three months ended December 31, 2002 and $654,000 for the year ended December 31, 2002. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2002 quarter and by $0.04 for the 2002 year.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

	Three Months Ended December 31,		Year Ended December 31,	
(thousand)	**2003**	2002	**2003**	2002
Basic	**17,900**	17,619	**17,824**	17,233
Diluted	**18,490**	18,095	**18,373**	17,795

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three Months Ended December 31,		Year Ended December 31,	
($ thousand)	**2003**	2002	**2003**	2002
Petroleum and Natural Gas				
Canada	**21,569**	18,680	**90,034**	58,360
United States	**2,942**	1,985	**11,623**	7,178
Total	**24,511**	20,665	**101,657**	65,538
Net Capital Expenditures				
Canada	**11,827**	6,754	**33,373**	33,603
United States	**1,014**	1,272	**6,536**	1,945
Total*	**12,841**	8,026	**39,909**	35,548
Total Assets				
Canada			**152,061**	135,570
United States			**23,009**	18,090
Total**			**175,070**	153,660

* Prior year includes property from corporate acquisition.

** Total asset amounts from prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash interest paid	**174**	224	**714**	1,150
Cash taxes paid	**55**	19	**360**	378

8. FINANCIAL INSTRUMENTS

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at December 31, 2003 as follows:

	Volume	Rate	Price	Range of Terms
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04–Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04–Mar. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04–Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04

9. TAX RATE ADJUSTMENT

In the March 2003 budget, the Government of Canada announced federal corporate income tax changes affecting resource companies to be phased in over a five year period that include reducing the federal income tax rate from 28% to 21%, allowing the deductibility of Crown charges and eliminating the resource allowance. As a result of both federal and provincial corporate income tax changes, which are considered to be "substantively enacted" for Canadian GAAP purposes, the provision for future income taxes for the year ended December 31, 2003 include a recovery and liability reduction in the amount of $4.31 million.

ZARGON OIL AND GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

James D. Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: ZAR

Transfer Agent

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of March 23, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



ZARGON OIL & GAS LTD.

Corporate Highlights

For the three months and years ended December 31, 2003 and 2002

Zargon reported strong fourth quarter results to close out this record year. Fourth quarter 2003 revenue of $24.51 million and cash flow from operations of $13.24 million ($0.72 per diluted share) were significantly higher than the preceding third quarter and the comparative 2002 fourth quarter results. Reflecting higher per unit depletion and depreciation changes, fourth quarter net earnings of $4.03 million ($0.22 per diluted share) were slightly lower than the comparative quarters.

High oil and natural gas prices have powered financial results throughout 2003 for both Zargon and the industry. Year-over-year 2003 natural gas prices received by Zargon averaged a remarkable 66 percent gain over the prior year. Oil prices received in both years were historically high and increased six percent in 2003. The price gains were bolstered by strong production volume increases throughout the year. Fourth quarter 2003 production of oil and liquids was 3,340 barrels per day, level with the preceding quarter and 10 percent above the prior year fourth quarter. Natural gas volumes increased strongly, 13 percent more than the preceding quarter and 26 percent above the prior year quarter to 28.08 million cubic feet per day for fourth quarter 2003. On an equivalent basis, fourth quarter volumes of 8,020 barrels of equivalent per day were seven percent and 19 percent respectively above the preceding and the 2002 fourth quarter. Net capital expenditures for the 2003 fourth quarter of $12.84 million were six percent above the preceding quarter and significantly above the $8.03 million expended in the same prior year period, reflecting continuation of the very active second half 2003 field exploration program.



	Three months ended December 31			Year ended December 31		
	2003	2002	Percent Change	**2003**	2002	Percent Change
FINANCIAL	(unaudited)	(unaudited)				
INCOME AND INVESTMENTS ($ million)						
Petroleum and natural gas revenue	**24.51**	20.67	19	**101.66**	65.54	55
Cash flow from operations	**13.24**	10.71	24	**54.35**	32.12	69
Net earnings	**4.03**	4.28	(6)	**24.53**	10.68	130
Net capital expenditures	**12.84**	8.03	60	**39.91**	35.55	12
PER COMMON SHARE, DILUTED						
Cash flow from operations ($/share)	**0.72**	0.59	22	**2.96**	1.81	64
Net earnings ($/share)	**0.22**	0.24	(8)	**1.33**	0.60	122
BALANCE SHEET AT PERIOD END ($ million)						
Property and equipment, net				**161.91**	141.01	15
Bank indebtedness				**6.98**	25.28	(72)
Shareholders' equity				**112.59**	86.60	30
SHARES OUTSTANDING AT PERIOD END (million)				**17.99**	17.64	2
OPERATIONS						
AVERAGE DAILY PRODUCTION						
Oil and liquids (bbl/d)	**3,340**	3,043	10	**3,287**	2,968	11
Natural gas (mmcf/d)	**28.08**	22.26	26	**24.95**	20.29	23
Equivalent (boe/d)	**8,020**	6,753	19	**7,446**	6,349	17
Equivalent per million shares (boe/d)	**448**	383	17	**418**	368	14
AVERAGE SELLING PRICE (before hedges)						
Oil and liquids ($/bbl)	**32.91**	35.79	(8)	**36.66**	34.45	6
Natural gas ($/mcf)	**5.57**	5.20	7	**6.33**	3.81	66
WELLS DRILLED, NET	**16.1**	17.4	(7)	**38.6**	31.6	22
UNDEVELOPED LAND AT PERIOD END (thousand net acres)				**398**	331	20

Note: The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.


3,043
3,057
3,407
3,341
3,340
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Oil and Liquids Production (bbl/d)

For calendar 2003, revenue of $101.66 million, cash flow from operations of $54.35 million ($2.96 per diluted share) and net earnings of $24.53 million ($1.33 per diluted share) each set all-time records and showed increases of 55, 69, and 130 percent, respectively over 2002. Net capital expenditures for the twelve months of 2003 totalled $39.91 million with $37.30 million allocated to field related activities, increases of 12 percent in total and 56 percent in field expenditures over the prior year. The material expansion in fieldwork in 2003 took place largely in the third and fourth quarters when 27.6 net wells were drilled in a very active exploration program. Purchase of the Truro Unit in North Dakota was the only sizeable acquisition made in 2003 (second quarter) and its cost was largely offset by non-core dispositions made at opportunistic prices in the same quarter. Over the year, Zargon increased its undeveloped land base by 20 percent at a cost of $6.98 million, shot or acquired seismic at a cost of $5.69 million, drilled and completed 38.6 net wells for $17.30 million, added new facilities and tie-ins for $7.33 million and made net property acquisitions of $2.61 million. These expenditures were internally funded by a combination of very strong cash flow and non-core dispositions that also allowed the reduction of debt net of working capital by $15.65 million to $13.09 million at December 31, 2003.

PRODUCTION

Natural gas production volumes showed good growth throughout 2003 and averaged 28.08 million cubic feet per day in fourth quarter 2003, a 13 percent improvement from the preceding quarter and a 26 percent increase over the 22.26 million cubic feet per day reported in the 2002 fourth quarter. Zargon's natural gas growth in 2003 has come from successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. During the third quarter, a significant natural gas producer was completed and tied-in at the Peace River Arch Progress property with sustainable net production of three million cubic feet per day. Since January 2002, Zargon has grown its West Central Alberta undeveloped lands from 38 thousand net acres to 174 thousand net acres and West Central Alberta natural gas production volumes have grown commensurately from two million cubic feet per day to the fourth quarter 2003 rate of 10.45 million cubic feet per day. During this time East Central Alberta natural gas production volumes, which include our key Jarrow property, have been maintained at steady rates with a modest maintenance-drilling program.


22.26
24.02
22.89
24.77
28.08
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Natural Gas Production (mmcf/d)

Production of oil and liquids averaged 3,340 barrels per day in fourth quarter 2003, level with the preceding quarter and 10 percent higher than the prior year fourth quarter. Zargon's oil and liquids production is founded on the key Williston Basin (Southeast Saskatchewan and North Dakota) long-life, shallow-decline properties. Production growth is derived from exploitation and enhancement activities plus acquisitions of complementary exploitable properties. An enhanced Haas Unit waterflood program and a Truro Unit property acquisition, both in North Dakota, were the source of the majority of this year's oil production growth.

EXPLORATION AND EXPLOITATION

Zargon has based its growth on the complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. The key input resource for our natural gas exploration program is undeveloped land, and through aggressive activity at Crown land sales over recent years, Zargon has built a 398 thousand net acre undeveloped land inventory by year-end 2003.

An expanded drilling program has accompanied this growing undeveloped land inventory. After a slow beginning in the first half of the year when only 11.0 net wells were drilled, 11.5 net wells were drilled in the third quarter and 16.1 net wells were drilled in the fourth quarter. For the year a total of 38.6 net wells were drilled with an 84 percent success ratio resulting in 24.6 net natural gas wells, 8.0 net oil wells and 6.0 net dry holes. During the year, Zargon continued to focus on natural gas exploration, with 76 percent of the 2003 drilling classified as exploration wells, and over 70 percent of the program targeting natural gas prospects.


6,753
7,060
7,222
7,470
8,020
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Equivalent Production (boe/d)

The fourth quarter program by itself delivered 9.1 net natural gas wells, 4.0 net oil wells and 3.0 net dry holes for an 81 percent success ratio. The wells included 4.1 net natural gas wells at the West Central Alberta Pembina property, 2.0 net natural gas wells and 1.0 net gassy oil well on the Peace River Arch property, and 3.0 net natural gas wells at the East Central Alberta Jarrow and Hamilton Lake properties. Three net oil exploitation wells were drilled at the Williston Basin properties of Haas, North Dakota and Pinto and Frys in Southeast Saskatchewan.

The most interesting result from the fourth quarter drilling program came from the discovery of two new pools at the Peace River Arch property. At Hamelin Creek a Dunvegan/Gething natural gas well is scheduled to be tied-in during the 2004 second quarter at rates exceeding one million cubic feet per day. The current geological mapping suggests that as many as three additional Dunvegan gas wells may be drilled this year on the Hamelin Creek land block. At Progress, a fourth quarter new pool Triassic gassy oil well will also be tied-in to area facilities in the second quarter. Follow-up drilling on this project is planned later this summer.

Since January 2003, Zargon has implemented oil reservoir waterflood initiation or enhancement projects at West Frys, Weyburn (Halbrite) and Weyburn (Elswick) in Saskatchewan and at Taber, Alberta. Once the oil reservoirs are re-pressurized, our exploitation programs proceed with 3D seismic reservoir characterization and then ultimately horizontal drilling. The Haas, North Dakota waterflood enhancement program was initiated in late 2002 and, as the reservoir was

re-pressured, production rates increased by 35 percent. A 3D seismic survey was shot in summer 2003 and just prior to year-end our first Haas horizontal exploitation well was drilled. Further horizontal drilling is planned on the Haas property this spring. In the 2003 third quarter, four other 3D seismic shoots were completed in the Williston Basin that will lead over time to numerous horizontal exploitation wells. Oil reservoir analysis and exploitation programs form an important part of Zargon's growth strategy and, over the years, have provided steady growth from a portfolio of long-life shallow-decline properties.

Zargon has an active drilling program underway in the 2004 first quarter with a total of 12 wells planned to be drilled prior to spring break-up. The program includes one horizontal well in Southeast Saskatchewan and six wells at the East Central Alberta properties of Jarrow and Hamilton Lake that are designed to maintain the area's current production levels. Five wells will be drilled in the West Central Alberta properties, with three wells located at Pembina, and one well scheduled for each of the Highvale and Peace River Arch properties.

Following spring break-up, a higher-risk, higher-reward program is planned with five Peace River exploration natural gas locations and four Williston Basin (Southeast Saskatchewan and North Dakota) exploitation oil wells. Zargon has also agreed to drill a minimum of two wells in the second quarter, and possibly three additional wells this fall, on a large land block located on the Blackfeet Indian Reservation in the northern portion of the state of Montana. Although located several hundred miles apart, we view that the Blackfeet and Pembina properties have many similarities in terms of their shallow depth, low-pressure natural gas shows and completion operations. With the drilling of five wells, Zargon has the opportunity to earn 29 thousand net undeveloped acres of natural gas prospective land that could lead to a sizeable natural gas development project in subsequent years.

Capital expenditures throughout the remainder of the year will continue to focus on growing through exploration our West Central Alberta natural gas volumes, maintaining steady East Central Alberta natural gas production, while continuing to efficiently exploit our large Williston Basin oil development and waterflood project inventory.

ACQUISITIONS/DISPOSITIONS

The largest property acquisition made in 2003 was the $4.95 million Cdn. purchase of a 92.5 percent interest in the Truro Unit in Renville County, North Dakota. Property acquisitions in 2003 totalled $7.83 million and were largely offset by $5.22 million realized through the sale of non-core, high-cost properties as Zargon took advantage of a strong property market. As an additional benefit, these dispositions in conjunction with $3.13 million of similar 2002 dispositions have contributed to Zargon's improving trend in per unit operating costs.

GUIDANCE*

Last May 2003, Zargon provided 2003 year-end production guidance at 3,600 barrels of oil per day and 26.5 million cubic feet of natural gas per day, for a combined rate of 8,017 barrels of equivalent per day. Fourth quarter rates of 3,340 barrels per day, 28.08 million cubic feet per day and 8,020 barrels of equivalent per day met the year-end guidance targets for the entire quarter, although the actual natural gas volume weighting was higher than forecast.

Current oil production remains substantially unchanged from the fourth quarter rate of 3,340 barrels per day. Year-end horizontal drilling of two wells at Frys, Saskatchewan and at Haas, North Dakota have offset declines, and a new horizontal well at Forget, Saskatchewan promises to be a good producer. Substantial gains will have to come from a four well Williston Basin exploitation program (two vertical and two horizontal) that is scheduled immediately after spring break-up.

First quarter 2004 natural gas production has averaged at levels just under the 28.08 million cubic feet per day reported for the 2003 fourth quarter. Immediately following spring break-up, new production from the tie-ins of first quarter 2004 Jarrow and Pembina drilling successes and the tie-in of last year's two new Peace River Arch discoveries (Hamelin Creek – Gething and Dunvegan natural gas; Progress – Triassic gassy oil) should help build the corporate natural gas rates towards the 30 million cubic feet per day 2004 mid-year guidance level.

Zargon's 2004 capital program budget will be primarily sourced from cash flow and is initially set at $45 million with the drilling of 45 net wells. This budget is allocated $40 million to exploration and development field activities and $5 million to property acquisitions. The budget reflects our view that the current property acquisition market is fully priced. Should value added property or corporate acquisitions become available, our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In November 2003, Zargon set mid-year 2004 production guidance levels at 30 million cubic feet of natural gas per day and 3,750 barrels of oil per day, for a combined rate of 8,750 barrels of equivalent per day, which would represent a 17 percent gain over the 2003 average production rates. This guidance is based on a $45 million 2004 capital budget with natural gas production gains forecast to come from exploration-related growth in the West Central Alberta exploration initiatives at the Peace River Arch, Pembina and Highvale properties. Oil production gains are projected from Williston Basin exploitation horizontal drilling, but will also require augmentation by a small Williston Basin property acquisition.

* *Please see comments on "Forward Looking Statements" on the last page of this report.*

Management's Discussion and Analysis

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended December 31, 2003 and the audited consolidated financial statements and MD&A for the years ended December 31, 2003 and 2002. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

FINANCIAL ANALYSIS

In the fourth quarter of 2003, Zargon reported continued gains in petroleum and natural gas revenue and cash flow from operations. Revenue for the 2003 fourth quarter of $24.51 million and cash flow from operations of $13.24 million were three percent and seven percent above the preceding quarter and 19 percent and 24 percent above the 2002 fourth quarter, respectively. Net earnings of $4.03 million in fourth quarter 2003 while also historically high, but due to a sharp increase in non-cash charges, were below $4.51 million in the preceding quarter and $4.28 million in the 2002 fourth quarter. Commodity prices remained high and production volumes showed substantial growth. While natural gas pricing in the 2003 fourth quarter was little changed from the preceding quarter, prices rose seven percent above the 2002 fourth quarter levels. Oil prices, while still historically high, were ten percent below the preceding quarter and eight percent below the 2002 fourth quarter levels.

Natural gas production increased to 28.08 million cubic feet per day, showing gains of 13 percent over the preceding quarter and 26 percent over the 2002 fourth quarter. The volume gains came from successful West Central Alberta gas exploration drilling initiatives. Oil and liquids production jumped in the second quarter of 2003 and then stayed flat over the balance of the year so that fourth quarter volumes of 3,340 barrels per day were even with the third quarter but 10 percent above the 2002 fourth quarter levels. The oil gains in 2003 came from successful Williston Basin exploitation drilling and the Truro Unit, North Dakota property acquisition.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 30 percent of our net petroleum and natural gas production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Company against extreme effects from sudden falls in prices and revenues, upward price spikes tend to produce overall losses. Thus the 2003 first quarter's extremely high oil and natural gas prices brought about a net hedging loss of $2.22 million through a number of fixed price swaps and collars placed to ensure that a minimum level of cash flow would be maintained. As prices moderated, hedging losses declined to $0.47 million in the second quarter, $0.35 million in the third quarter and changed to a gain of $0.17 million in the fourth quarter. The currency exchange collar in place throughout 2003 was positive all year and provided an overall gain of $1.22 million. For the 2003 year, the hedging loss was $2.88 million compared to a gain of $0.67 million in 2002, a year when natural gas prices were much lower.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $5.52 million for the fourth quarter of 2003, a decrease of three percent from the preceding quarter and an increase of 50 percent from $3.68 million in the 2002 fourth quarter. The increase over the prior year quarter is due about 40 percent to a 19 percent gain in revenue and about 60 percent to an increase in royalty rates to 22.5 percent of gross revenue from an adjusted 17.8 percent of revenue in the 2002 quarter (20.6 percent for all of 2002). In the second half of the current year, significant natural gas production gains have come from high producing wells that incur a higher royalty rate. For the 2003 year, royalties of $22.51 million were 67 percent higher than the 2002 year and royalty rates were 22.1 percent of gross revenue in 2003 compared to 20.6 percent in 2002.

Production expenses were $4.65 million in the 2003 fourth quarter, seven percent above the preceding quarter and two percent higher than the prior year quarter. However, on a unit of production basis, 2003 production expenses have improved significantly, showing response to field cost containment initiatives and an extended program to sell non-core, higher cost properties. Fourth quarter 2003 production costs were $6.30 per barrel of equivalent, down slightly from $6.32 in the preceding quarter and well below $7.36 in the prior year's fourth quarter. For the 2003 year, production costs were $6.33 per barrel of equivalent, a six percent decrease from the 2002 annual rate of $6.75 per barrel of equivalent.


20.67
29.19
24.20
23.76
24.51
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Revenue
($ million)


35.79
43.85
34.26
36.39
32.91
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Oil and Liquids Price
($/bbl)


5.20
7.92
6.52
5.51
5.57
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Natural Gas Price
($/mcf)

OPERATING NETBACKS

	2003		2002	
Year ended December 31	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**36.66**	**6.33**	34.45	3.81
Hedging	**(0.87)**	**(0.20)**	(0.33)	0.14
Royalties	**(7.42)**	**(1.49)**	(6.86)	(0.82)
Production costs	**(8.95)**	**(0.71)**	(9.72)	(0.69)
Operating netbacks	**19.42**	**3.93**	17.54	2.44

General and administrative expenses rose to $1.01 million in the fourth quarter of 2003, $0.14 million or 16 percent above the preceding quarter and $0.33 million or 49 percent above the 2002 fourth quarter. These increases, which are an anomaly in a reducing trend, were due in large part to increased bonus accruals in 2003, reflecting the Company's very strong financial results in 2003 in which the employees participated. On a unit of production basis, general and administrative costs in the 2003 fourth quarter were $1.37 per barrel of equivalent compared to $1.27 in the preceding quarter but for the 2003 year general and administrative costs decreased 13 percent to $1.30 per barrel of equivalent from $1.49 in 2002. The improvements in general and administrative costs on a unit of production basis resulted from increased production volumes, increased general and administrative cost recoveries from expanded field capital programs, and the disposition of a substantial number of small, overhead-intensive properties.

Stock-based compensation of $0.26 million is recorded for the first time in the 2003 fourth quarter income statement in response to prospective adoption of a new CICA accounting standard. This non-cash expense was calculated using the Black-Scholes option-pricing model and covers all employee and director stock options granted by Zargon in 2003. The introduction of stock-based compensation expense added $0.10 per barrel of equivalent to the fourth quarter and year-to-date unit cost.

Bank indebtedness fell throughout the 2003 year as a result of the year's strong cash flows exceeding the capital program. The reduced debt, coupled with historically low short-term interest rates, resulted in interest charges that were relatively low for both the fourth quarter and the year when comparing the same prior year periods.

CORPORATE NETBACKS

Year ended December 31 ($/boe)	**2003**	2002
Petroleum and natural gas revenue	**37.40**	28.28
Hedging	**(1.06)**	0.29
Royalties	**(8.28)**	(5.83)
Production costs	**(6.33)**	(6.75)
Operating netbacks	**21.73**	15.99
General and administrative	**(1.30)**	(1.49)
Interest	**(0.28)**	(0.47)
Capital and current income taxes	**(0.15)**	(0.17)
Cash flow netbacks	**20.00**	13.86
Depletion and depreciation	**(6.99)**	(5.84)
Site restoration	**(0.58)**	(0.55)
Stock-based compensation	**(0.10)**	–
Unrealized foreign exchange	**0.11**	(0.03)
Future income taxes	**(3.41)**	(2.83)
Net earnings	**9.03**	4.61

Depletion and depreciation expense is calculated quarterly and increased sharply in the fourth quarter of 2003 to $6.25 million, a level 34 percent higher than the $4.67 million charged in the preceding quarter and 62 percent higher than the $3.87 million charged in the 2002 fourth quarter. This large increase in depletion and depreciation expense is primarily related to a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. The 2003 fourth quarter per unit charge is $8.47 per barrel of equivalent, a 25 percent increase over the 2003 third quarter and a 36 percent increase over the prior year period. Depletion and depreciation expense for the 2003 year is $6.99 per barrel of equivalent, an increase of 20 percent over the $5.84 per barrel of equivalent recorded for the 2002 year.


10.71
15.23
13.53
12.34
13.24
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Cash Flow from Operations
($ million)

Amounts set aside for site restoration expense were also increased in fourth quarter 2003 to $0.58 million, 68 percent higher than the preceding quarter and 81 percent higher than the 2002 fourth quarter. The site restoration charges were also impacted by the year-end negative proved reserve adjustments and a fourth quarter upward adjustment of the average future site restoration charges to $30,000 per net well.

Cash flow from operations in fourth quarter 2003 of $13.24 million (see note above) was seven percent higher than the preceding quarter and 24 percent higher than the prior year period. In 2003, cash flow from operations reached the record level of $54.35 million ($2.96 per diluted share), a gain of 69 percent from $32.12 million ($1.81 per diluted share) in 2002.

Future taxes of $2.35 million for the fourth quarter of 2003 were 10 percent below the preceding quarter and five percent higher than the 2002 fourth quarter. A major change in future tax provisions pertaining to second quarter 2003 federal tax legislation distorts year-over-year comparisons. These tax changes and their effects on Zargon's tax provisions were described in detail in our 2003 second quarter report.

Net earnings for the full 2003 year of $24.53 million show a very strong increase of 130 percent over 2002, reflecting the combined effect of high cash flow from operations and the favourable tax changes referred to above. The 2003 fourth quarter net earnings of $4.03 million declined 11 percent from the preceding quarter and were six percent lower than the 2002 fourth quarter earnings. Despite higher 2003 fourth quarter cash flows, the lower earnings were caused by *increases in the non-cash items of depletion and depreciation, site restoration and stock-based compensation*. Net earnings per diluted share were $0.22 for the 2003 fourth quarter and $1.33 for the 2003 year, which is a gain of 122 percent over the 2002 earnings of $0.60 per diluted share.


4.28
6.74
9.25
4.51
4.03
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Net Earnings
($ million)

CAPITAL EXPENDITURES

Year ended December 31 ($ million)	2003	2002
Undeveloped land	**6.98**	4.46
Geological and geophysical (seismic)	**5.69**	2.47
Drilling and completion of wells	**17.30**	12.49
Well equipment and facilities	**7.33**	4.48
Exploration and development	**37.30**	23.90
Property acquisitions	**7.83**	7.39
Property dispositions	**(5.22)**	(3.13)
Net property acquisitions	**2.61**	4.26
Hadrian acquisition assigned to property and equipment	**-**	7.39
Total capital expenditures (net)	**39.91**	35.55

LIQUIDITY AND CAPITAL RESOURCES

Total capital expenditures for 2003 were $39.91 million, 12 percent higher than $35.55 million in 2002. For the 2003 year, $37.30 million was attributed to exploration and development costs, 93 percent of the net capital expenditures and a 56 percent increase over the 2002 levels. Net property acquisitions of $2.61 million in 2003 compared to net property acquisitions of $4.26 million in the prior year. Zargon did not conclude a corporate acquisition in 2003. Zargon's $39.91 million 2003 capital program was funded using 73 percent of the 2003 cash flow from operations with the remaining cash flow applied to reduce debt net of working capital. At December 31, 2003, Zargon's debt net of working capital had declined to $13.09 million, an amount slightly less than fourth quarter cash flow from operations.

As at March 23, 2004, Zargon has issued 18.16 million common shares and has granted stock options to acquire an additional 1.13 million shares.


8.03
6.86
8.10
12.11
12.84
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Net Capital Expenditures
($ million)

CAPITAL SOURCES

Year ended December 31 ($ million)	2003	2002
Cash flow from operations	**54.35**	32.12
Changes in working capital and other	**2.66**	(3.58)
Change in bank indebtedness	**(18.30)**	1.14
Issuance of common shares	**1.20**	5.87
Total capital sources	**39.91**	35.55

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED

Asset Retirement Obligations

In March 2003, the CICA approved Section 3110, "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004. The site restoration liability currently on the balance sheet, which has been calculated using the unit of production method, will be reversed on January 1, 2004. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Petroleum and Natural Gas Assets – Full Cost Accounting

In September 2003, the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16), to replace AcG-5. The new guideline is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and AcG-5 is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test under AcG-5 that uses undiscounted cash flows, and constant prices, less general and administrative and financing costs. Zargon is following AcG-5 at December 31, 2003. No write-down of the Company's petroleum and natural gas properties would be required under either method at December 31, 2003. AcG-16 also adopted the reserve evaluation and disclosure requirements of NI 51-101, which have been followed in the preparation of this report.

Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" (AcG-15), which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Company has assessed that this new guideline is not applicable based on the current structure of the Company and therefore has no impact on the financial statements of the Company.

Other accounting standards issued by the CICA during the year ended December 31, 2003, are not expected to impact the Company at this time.

OUTLOOK

Zargon is well positioned for 2004 with a very strong balance sheet and a large project inventory on 398 thousand net acres of undeveloped land. Recent operational momentum in terms of both production growth and exploration successes coupled with the current very strong oil and natural gas commodity prices are providing our Company record cash flows which we continue to redeploy on our exploration and exploitation growth programs. With our industry's current record levels of activity, there is a significant upward cost pressure for property acquisitions, undeveloped land and field services. In these high cost times, we will continue with our disciplined approach, by adhering to a focused strategy of exploring and exploiting our existing large asset base, while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings	Earnings/ Diluted Share	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets	Bank Debt
2003 Q4	$4.03	$0.22	$13.24	$0.72	$24.51	$175.07	$6.98
2003 Q3	$4.51	$0.24	$12.34	$0.67	$23.76	$166.89	$8.92
2003 Q2	$9.25	$0.51	$13.53	$0.74	$24.20	$160.05	$11.47
2003 Q1	$6.74	$0.37	$15.23	$0.84	$29.19	$159.34	$20.78
2002 Q4	$4.28	$0.24	$10.71	$0.59	$20.67	$153.66	$25.28
2002 Q3	$2.27	$0.13	$7.75	$0.43	$16.65	$146.00	$28.71
2002 Q2	$2.55	$0.14	$7.47	$0.42	$15.50	$137.76	$28.00
2002 Q1	$1.58	$0.09	$6.19	$0.36	$12.73	$128.97	$25.26
2001 Q4	$1.77	$0.10	$5.81	$0.34	$11.18	$127.93	$24.14

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
March 23, 2004

Consolidated Balance Sheets

($ thousand)	**December 31, 2003**	December 31, 2002
ASSETS		
Current		
Accounts receivable	**12,183**	11,942
Prepaid expenses and deposits	**980**	712
	13,163	12,654
Property and equipment, net	**161,907**	141,006
	175,070	153,660
LIABILITIES		
Current		
Bank indebtedness	**6,978**	25,279
Accounts payable and accrued liabilities	**19,277**	16,118
	26,255	41,397
Future site restoration	**6,026**	4,746
Future income taxes (note 9)	**30,200**	20,922
	62,481	67,065
SHAREHOLDERS' EQUITY		
Share capital (note 4)	**42,200**	40,997
Contributed surplus (note 2)	**264**	–
Retained earnings	**70,125**	45,598
	112,589	86,595
	175,070	153,660

See accompanying selected notes

Consolidated Statements of Earnings and Retained Earnings

($ thousand, except per share amounts)	Three months ended December 31 2003 (unaudited)	Three months ended December 31 2002 (unaudited)	Year ended December 31 2003	Year ended December 31 2002
Revenue				
Petroleum and natural gas revenue	**24,511**	20,665	**101,657**	65,538
Hedging (note 8)	**168**	(712)	**(2,882)**	669
Royalties	**(5,517)**	(3,677)	**(22,508)**	(13,508)
	19,162	16,276	**76,267**	52,699
Expenses				
Production	**4,651**	4,572	**17,201**	15,649
General and administrative	**1,012**	679	**3,542**	3,455
Stock-based compensation (note 2)	**264**	–	**264**	–
Interest	**110**	297	**771**	1,100
Foreign exchange (gain) loss	**(87)**	2	**(297)**	86
Site restoration	**577**	318	**1,567**	1,268
Depletion and depreciation	**6,249**	3,865	**19,008**	13,536
	12,776	9,733	**42,056**	35,094
Earnings before income taxes	**6,386**	6,543	**34,211**	17,605
Income taxes				
Future (note 9)	**2,354**	2,242	**9,278**	6,548
Current	**5**	19	**406**	378
	2,359	2,261	**9,684**	6,926
Net earnings for the period	**4,027**	4,282	**24,527**	10,679
Retained earnings, beginning of period	**66,098**	41,316	**45,598**	34,919
Retained earnings, end of period	**70,125**	45,598	**70,125**	45,598
Earnings per common share (note 5)				
Basic	**0.22**	0.24	**1.38**	0.62
Diluted	**0.22**	0.24	**1.33**	0.60

See accompanying selected notes

Consolidated Statements of Cash Flow

	Three months ended December 31		Year ended December 31	
	2003	2002	**2003**	2002
($ thousand)	(unaudited)	(unaudited)		
Operating activities				
Net earnings for the period	**4,027**	4,282	**24,527**	10,679
Add (deduct) non-cash items:				
Depletion and depreciation	**6,249**	3,865	**19,008**	13,536
Site restoration	**577**	318	**1,567**	1,268
Stock-based compensation (note 2)	**264**	–	**264**	–
Unrealized foreign exchange (gain) loss	**(227)**	2	**(297)**	86
Future income taxes	**2,354**	2,242	**9,278**	6,548
Cash flow from operations	**13,244**	10,709	**54,347**	32,117
Changes in non-cash working capital	**(1,242)**	(1,362)	**(936)**	(2,587)
	12,002	9,347	**53,411**	29,530
Financing activities				
Advances (repayment) of bank indebtedness	**(1,941)**	(3,428)	**(18,301)**	1,142
Exercise of stock options	**289**	307	**1,203**	1,262
	(1,652)	(3,121)	**(17,098)**	2,404
Investing activities				
Additions to property and equipment	**(12,901)**	(11,063)	**(45,124)**	(31,296)
Proceeds on disposal of property and equipment	**60**	3,037	**5,215**	3,134
Acquisition of Hadrian Energy Corp. (cash portion)	**-**	–	**-**	(4,875)
Site restoration expenditures	**(201)**	(219)	**(287)**	(423)
Changes in non-cash working capital	**2,692**	2,019	**3,883**	1,325
	(10,350)	(6,226)	**(36,313)**	(32,135)
Decrease in cash	**-**	–	**-**	(201)
Cash, beginning of period	**-**	–	**-**	201
Cash, end of period	**-**	–	**-**	–

See accompanying selected notes

Selected Notes to Consolidated Financial Statements

For the three months and years ended December 31, 2003 and 2002

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal years ended December 31, 2003 and 2002. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the years ended December 31, 2003 and 2002.

2. CHANGE IN ACCOUNTING POLICY

Stock-Based Compensation

During the fourth quarter of 2003, the Company prospectively adopted the fair-value method of accounting for stock options granted to employees and directors. Stock-based compensation is recorded on the consolidated statements of earnings as a separate expense for all options granted on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. Given the insignificance of the expense for options granted during 2003, the Company recognized the entire 2003 expense of $264,000 in the fourth quarter (see note 4 for further details). The prior 2003 quarters will not be restated. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest, rather, the Company accounts for forfeitures as they occur. In the event that vested options expire without being exercised, previously recognized compensation expense associated with such stock options is not reversed. For options granted prior to January 1, 2003, Zargon continues to disclose the pro forma earnings impact of related stock-based compensation expense (see note 4).

3. ACQUISITION

On June 17, 2002, the Company acquired all of the outstanding shares of Hadrian Energy Corp. ("Hadrian"), a private oil and gas company, for $9.60 million. Consideration consisted of $4.745 million cash and the issuance of 542,340 Zargon common shares valued at $8.75 per share. Costs of $0.13 million were incurred to effect the transaction and were charged to share capital. The acquisition was accounted for by the purchase method and the purchase price has been allocated as follows:

($ thousand)	2002
Working capital	(816)
Property and equipment	7,386
Future income tax asset	3,792
Future site restoration	(760)
Total consideration	9,602

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

Common Shares

(thousand)	**December 31, 2003**		December 31, 2002	
	Number of Shares	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,637**	**40,997**	16,666	35,066
Shares issued for Hadrian	**-**	**-**	542	4,669
Stock options exercised	**355**	**1,203**	429	1,262
Balance, end of period	**17,992**	**42,200**	17,637	40,997

A summary of the status of the Company's stock option plan as at December 31, 2003 and 2002, and changes during the year ended on those dates is presented on the following page:

Stock Options

	December 31, 2003		December 31, 2002	
	Number of Shares (thousand)	**Weighted Average Exercise Price ($)**	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,215**	**5.10**	1,199	3.36
Granted	**459**	**9.50**	466	7.69
Exercised	**(355)**	**3.39**	(429)	2.94
Cancelled	**(22)**	**9.30**	(21)	7.37
Outstanding at end of period	**1,297**	**7.05**	1,215	5.10
Options exercisable at end of period	**985**	**6.25**	750	3.49

Stock-Based Compensation

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. In the fourth quarter the Company recognized the entire $264,000 of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet.

The assumptions made for the options granted for 2003 include a volatility factor of expected market price of 21.92 percent, a weighted average risk-free interest rate of 3.90 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting periods. For stock options granted in 2002, the Company's net earnings would be reduced by $6,000 for the three months ended December 31, 2003 and $215,000 for the year ended December 31, 2003. Basic and diluted earnings per share figures would have both been unchanged for the 2003 quarter and would have both been reduced by $0.01 for the 2003 year.

The assumptions made for the options granted for 2002 include a volatility factor of expected market price of 18.60 percent, a weighted average risk-free interest rate of 5.16 percent, no dividend yield and a weighted average expected life of options of four years.

Comparatively, the Company's prior period net earnings would be reduced by $189,000 for the three months ended December 31, 2002 and $654,000 for the year ended December 31, 2002. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2002 quarter and by $0.04 for the 2002 year.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

	Three months ended December 31		Year ended December 31	
(thousand)	**2003**	2002	**2003**	2002
Basic	**17,900**	17,619	**17,824**	17,233
Diluted	**18,490**	18,095	**18,373**	17,795

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three months ended December 31		Year ended December 31	
($ thousand)	**2003**	2002	**2003**	2002
Petroleum and Natural Gas Revenue				
Canada	**21,569**	18,680	**90,034**	58,360
United States	**2,942**	1,985	**11,623**	7,178
Total	**24,511**	20,665	**101,657**	65,538
Net Capital Expenditures				
Canada	**11,827**	6,754	**33,373**	33,603
United States	**1,014**	1,272	**6,536**	1,945
Total*	**12,841**	8,026	**39,909**	35,548
Total Assets				
Canada			**152,061**	135,570
United States			**23,009**	18,090
Total**			**175,070**	153,660

* Prior year includes property from corporate acquisition.

** Total asset amounts from prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three months ended December 31		Year ended December 31	
	2003	2002	**2003**	2002
Cash interest paid	**174**	224	**714**	1,150
Cash taxes paid	**55**	19	**360**	378

8. FINANCIAL INSTRUMENTS

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at December 31, 2003 as follows:

	Volume	Rate	Price	Range of Terms
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04–Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04–Mar. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04–Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04

9. TAX RATE ADJUSTMENT

In the March 2003 budget, the Government of Canada announced federal corporate income tax changes affecting resource companies to be phased in over a five year period that include reducing the federal income tax rate from 28% to 21%, allowing the deductibility of Crown charges and eliminating the resource allowance. As a result of both federal and provincial corporate income tax changes, which are considered to be "substantively enacted" for Canadian GAAP purposes, the provision for future income taxes for the year ended December 31, 2003 include a recovery and liability reduction in the amount of $4.31 million.

Corporate Information

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

James D. Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: ZAR

TRANSFER AGENT

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

WEBSITE

www.zargon.ca

Forward Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of March 23, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Full Name	Address	Date When Entered	Date When Ceased	Representative Capacity
Canaccord Capital Corporation ITF George Vautour A/C #666-512A-8	P.O. Box 10337 #2200 – 609 Granville Street Vancouver, BC V7Y 1H2	June 12, 2003	January 9, 2004	
Canaccord Capital Corporation ITF Gary Erickson A/C #651-346A-8	P.O. Box 10337 #2200 – 609 Granville Street Vancouver, BC V7Y 1H2	June 12, 2003		
Canaccord Capital Corporation ITF Elmick Investments Ltd. A/C #666-538A-	P.O. Box 10337 #2200 – 609 Granville Street Vancouver, BC V7Y 1H2	June 12, 2003	July 19, 2004	
Canaccord Capital Corporation ITF Brent Herman A/C #652-453-A1	P.O. Box 10337 #2200 – 609 Granville Street Vancouver, BC V7Y 1H2	June 12, 2003		
Raymond James Ltd. ITF Leeann Wesolowski RRSP A/C 30055S7	Suite 1000, 601 West Hastings Street Vancouver, BC V6B 5E2	June 13, 2003		
Raymond James Ltd. ITF Nicole Tuplin RRSP A/C 3R140S5	Suite 1000, 601 West Hastings StreetVancouver, BC V6B 5E2	June 13, 2003		
Raymond James Ltd. ITF Helen Wesolowski RRSP A/C 30056S6	Suite 1000, 601 West Hastings StreetVancouver, BC V6B 5E2	June 13, 2003		
Raymond James Ltd. ITF Joel Bartkiewicz RRSP A/C 4D683S8	Suite 1000, 601 West Hastings StreetVancouver, BC V6B 5E2	July 2, 2003		
Canaccord Capital Corporation ITF Alexander McCarthy A/C #666-663A-9	P.O. Box 10337 #2200 - 609 Granville Street Vancouver, BC V7Y 1H2	July 17, 2003		
Canaccord Capital Corporation ITF Richard S. Thompson A/C #655-675S-5	P.O. Box 10338 #2200 - 609 Granville Street Vancouver, BC V7Y 1H3	July 17, 2003		
CIBC World Markets ITF Kelsey Gunderson A/C #400-98011-29	P.O. Box 10340 #2200 - 609 Granville Street Vancouver, BC V7Y 1H5	July 17, 2003	September 23, 2004	
Canaccord Capital Corporation ITF Donald Schneider A/C #666-677A-9	P.O. Box 10341 #2200 - 609 Granville Street Vancouver, BC V7Y 1H6	July 17, 2003		
Canaccord Capital Corporation ITF Brent Corlazzoli A/C #666-662A-1	P.O. Box 10342 #2200 - 609 Granville Street Vancouver, BC V7Y 1H7	July 17, 2003		
Ron Lausman	162 Douglas Ridge Mews SE Calgary, AB T2Z 2M2	July 17, 2003	April 12, 2005	
Canaccord Capital Corporation ITF Olga Khabarova A/C #657-540A-0	P.O. Box 10342 #2200 - 609 Granville Street Vancouver, BC V7Y 1H7	July 17, 2003		
Raymond James Ltd. ITF The Schwarz Hospitality Group Ltd.	800, 333 Seymour Street Vancouver, BC V6B 5E2	July 24, 2003		

ZARGON OIL & GAS LTD.

MARCH 11, 2004 PRESS RELEASE

Zargon Oil & Gas Ltd. reports on operational results and reserve appraisal estimates and reconciliation for the year ended December 31, 2003:

2003 Operational and Reserve Appraisal Results

	2003	2002	Percent Change
Undeveloped land, thousand net acres	**398**	331	20
Wells drilled, net	**38.6**	31.6	22
Natural gas production, million cubic feet per day	**24.95**	20.29	23
Oil & liquids production, barrels per day	**3,287**	2,968	11
Total production, barrels of equivalent per day	**7,446**	6,349	17
Proved reserves, million barrels of equivalent	**18.86**	21.87	(14)
Proved and probable reserves, million barrels of equivalent	**24.99**	24.31 [1]	3
Proved plus probable reserves (PVBT 10 %)[2], $ million	**219.6**	215.3[1]	2
Net asset value per fully diluted share[3], $	**12.68**	11.42	11

(1) Zargon has restated the December 31, 2002 established (proved plus 50 percent probable) reserves as a comparison to December 31, 2003 proved plus probable reserves, reflecting the difference in the risk applied to these reserves as a result of the NI 51-101 guidelines.

(2) PVBT represents present values before taxes.

(3) Fully diluted shares represent the year-end shares outstanding plus the presumed exercise of all share options.

Zargon had an active and successful year in 2003, showing good annual growth in production volumes of 17 percent, with natural gas production volumes gaining 23 percent, and oil and liquids production volumes increasing 11 percent. On a production per share basis, Zargon produced 418 barrels of equivalent per day per million shares in 2003, a 14 percent gain over the 2002 levels. Also during the year, Zargon's undeveloped land inventory increased 20 percent to just less than 400,000 net acres and the drilling program was expanded by 22 percent to 38.6 net wells.

In fourth quarter 2003, production averaged 8,020 barrels of equivalent per day, a seven percent increase over the 2003 third quarter rate of 7,470 barrels of equivalent per day and a 19 percent increase over the prior year's fourth quarter rate of 6,753 barrels of equivalent per day. Fourth quarter 2003 production averaged 28.08 million cubic feet per day of natural gas, a 13 percent gain over the third quarter 2003 rate of 24.77 million cubic feet per day, and a 26 percent improvement over the prior year's fourth quarter rate. The fourth quarter natural gas production gains came from the tie-in of recently drilled natural gas wells that evidence Zargon's success with its West Central Alberta natural gas exploration strategy. Fourth quarter 2003 oil production of 3,340 barrels per day was essentially unchanged from the third quarter 2003 rate of 3,341 barrels per day, but 10 percent higher than the prior year's fourth quarter rate.

Since 1993, the independent engineering firm of McDaniel & Associates Consultants Ltd. ("McDaniel") has evaluated 100 percent of Zargon's reserves. Commencing with the 2003 year-

end report Zargon's reserve estimates have been calculated in compliance with the newly implemented National Instrument 51-101 Standards of Disclosure ("NI 51-101"). These new NI 51-101 standards establish a higher mandated confidence level for proved and probable reserves. Under NI 51-101, proved reserve estimates are defined as having a 90 percent probability that actual reserves recovered over time will equal or exceed proved reserve estimates. Probable reserves are defined under NI 51-101 so that there are equal (50 percent) probabilities that the actual reserves to be recovered will be less than or greater than the proved plus probable reserves estimate.

Using the newly implemented NI 51-101 definitions, the McDaniel report assigns the following reserve estimates based on forecast prices and costs as of December 31, 2003:

Reserve Estimates

	Oil and Liquids (mmbbl)	Natural Gas (bcf)	Equivalents (mmboe)
Proved developed producing	10.40	38.92	16.89
Proved developed non-producing	0.11	10.61	1.87
Proved undeveloped	-	0.60	0.10
Total proved	**10.51**	**50.13**	**18.86**
Probable	3.06	18.45	6.13
Total proved plus probable	**13.57**	**68.58**	**24.99**

A reconciliation of these assignments with the reserves reported in the year-end 2002 report is presented below. In these tables the reserve assignments are not directly comparable to the prior year estimates due to the application of different risk assessments under the new reporting requirements. However, for the proved and probable case, the 2003 year-end assignments are reasonably comparable to proved plus one-half probable, or established, reserves from the prior year. The following tables have been compiled on this basis:

Reserve Reconciliation

	Oil and Liquids (mmbbl)			Natural Gas (bcf)			Equivalents (mmboe)		
	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.
December 31, 2002	11.11	1.34*	12.45*	64.54	6.67*	71.21*	21.87	2.44*	24.31*
Discoveries & extensions	0.52	0.40	0.92	11.82	4.94	16.76	2.49	1.22	3.71
Revisions	(0.66)	0.93	0.27	(15.05)	6.94	(8.11)	(3.17)	2.09	(1.08)
Acquisitions & dispositions	0.74	0.39	1.13	(2.07)(0.10)(2.17)			0.39	0.38	0.77
Production	(1.20)	-	(1.20)	(9.11)	-	(9.11)	(2.72)	-	(2.72)
December 31, 2003	10.51	3.06	13.57	50.13	18.45	68.58	18.86	6.13	24.99

* Zargon has restated the December 31, 2002 established (proved plus 50 percent probable) reserves as a comparison to December 31, 2003 proved plus probable reserves, reflecting the difference in the risk applied to these reserves as a result of the NI 51-101 guidelines.

Proved reserves at December 31, 2003 declined 14 percent from the prior year. Effectively, the use of the NI 51-101 standards have resulted in the reclassification of a component of Zargon's proved reserves into probable reserves. Overall, negative proved reserve revisions totaled 3.17

million barrels of equivalent, or approximately 14 percent of the opening balance. Offsetting 66 percent of these negative proved revisions were positive probable revisions totaling 2.09 million barrels of equivalent.

Eighty percent of the total proved negative reserve revisions were natural gas related. Of these natural gas revisions approximately half came from the prior year proved non-producing or proved undeveloped natural gas reserve assignments. As a result of the new reporting standards, proved producing natural gas reserves now comprise 78 percent of Zargon's total proved natural gas reserves, as compared to last year's 67 percent allocation. The remainder of the proved natural gas revisions were related to reservoir performance and were concentrated in the East Central Alberta Jarrow property.

On a proved and probable basis, Zargon increased its reserves by three percent in 2003, with the addition of 3.40 million barrels of equivalent (after revisions) or 4.48 million barrels of equivalent (before revisions), thereby replacing annual production by a factor of 125 percent and 164 percent, respectively. These 2003 reserve additions were derived from a $39.91 million (unaudited) net capital expenditure program, which was restrained by the perceived high cost of property acquisitions to about 75 percent of corporate cash flow. Consequently, the year's capital program was focused on front-end exploration costs that should provide future reserve growth in subsequent years. Specifically, the 2003 net capital program was allocated 43 percent to drilling and completion costs, 18 percent to well equipment and facilities, 18 percent to undeveloped land acquisitions, 14 percent to geological and geophysical costs, and only seven percent to net property acquisitions.

For 2003, Zargon's proved and probable finding, development and acquisition costs, taking into account reserve revisions and changes in estimated future development capital during the period, were $11.49 per barrel of equivalent. For the purposes of this calculation, the $39.91 million of 2003 net capital additions were combined with a decrease in estimated future development capital for proved and probable reserves of $0.91 million ($6.76 million at December 31, 2003 compared to $7.67 million at December 31, 2002). If reserve revisions and future development capital were both excluded from the calculation, the 2003 proved and probable finding, development and acquisition costs become $8.92 per barrel of equivalent.

Zargon's proved plus probable reserve life index ("RLI") for equivalents was 8.5 years at year-end 2003 using the McDaniel reserves and the fourth quarter 2003 production rate of 8,020 barrels of equivalent per day compared to 9.9 years for the prior year using 2002 proved plus risked probable reserves.

Zargon's oil, natural gas liquids and natural gas reserves were evaluated using McDaniel product price forecasts effective January 1, 2004 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the following discounted future net property cash flows estimated by McDaniel represent the fair market of the reserves:

Net Present Value of Property Cash Flow

($ million)		Discount Factor	
	5%	10%	15%
Proved developed producing	176.2	155.6	139.7
Proved developed non-producing	22.0	19.1	16.8
Proved undeveloped	0.9	0.7	0.6
Total proved	**199.1**	**175.4**	**157.1**
Probable	60.1	44.2	34.1
Total proved plus probable	**259.2**	**219.6**	**191.2**

The following net asset value table shows what is customarily referred to as a "produce-out" net asset value calculation under which the current value of Zargon's reserves would be produced at McDaniel forecast future prices and costs. The value is a snapshot in time as of December 31, 2003 and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. In this analysis, the value assigned to the undeveloped land was provided by the independent firm of Seaton-Jordan and Associates Ltd.

Net Asset Value

($ million)	**2003**	2002
Proved plus probable reserves (PVBT 10 %)	**219.6**	215.4
Undeveloped land	**29.0**	22.4
Working capital	**(6.1)**	(3.5)
Bank indebtedness	**(7.0)**	(25.3)
Proceeds from the exercise of share options	**9.1**	6.2
Net asset value (including share option dilution)	**244.6**	215.2
Outstanding shares at year-end, million	**17.99**	17.64
Fully diluted shares at year-end, million	**19.29**	18.85
Net asset value per fully diluted share, $	**12.68**	11.42

If the commodity prices received at year-end 2003 (Edmonton light crude oil at $39.76 Cdn. per barrel and Alberta average natural gas at $5.87 Cdn. per mmbtu) are assumed to remain constant throughout the future, the equivalent analysis calculates a 10 percent present value before tax (PVBT) net asset value of $16.14 per fully diluted share.

Zargon's 2003 audited financial results are scheduled to be released on March 23, 2004.

In this release, reserves and production are commonly stated in barrels of equivalent (boe), which is defined whereby six thousand cubic feet of natural gas is equivalent to one barrel of oil.

The reserve data provided in this release only represents a component of the reserve disclosure as required under NI 51-101. The expanded disclosure, including the net reserve reconciliations, the McDaniel price forecast assumptions and a more detailed finding and development cost

analysis will be contained in Zargon's Annual Information Form that will be filed on SEDAR.

This release contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this release are as of March 11, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Zargon Oil & Gas Ltd. is a growing, junior oil and natural gas company, actively pursuing oil and natural gas exploration, development and production in the Canadian provinces of Alberta, Saskatchewan and Manitoba, plus the US states of North Dakota and Montana. Based in Calgary, Alberta, Zargon's common shares (ZAR) trade on the Toronto Stock Exchange.

For further information please contact:

C.H. Hansen
President and Chief Executive Officer

Zargon Oil & Gas Ltd.
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

March 5, 2004

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

Re: Zargon Oil & Gas Ltd.
CUSIP: 988 905 105
Annual General & Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Zargon Oil & Gas Ltd.

Issuer:	Zargon Oil & Gas Ltd.
CUSIP:	988 905 105
Type of Meeting:	Annual General & Special Meeting of Shareholders
Date:	May 17, 2004
Place:	Calgary, Alberta
Record Date:	April 2, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Zargon Oil & Gas Ltd.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

c.c. Zargon Oil & Gas Ltd.
Attn: Tracy Howard





FOR IMMEDIATE RELEASE: June 2, 2005

TSX SYMBOLS: ZAR.UN

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.05510 to 1.06165. This increase will be effective on June 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
May 31, 2005	1.05510	$0.14	$22.54058	0.00655	June 15, 2005	1.06165

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.001 million trust units (ZAR.UN) and 2.605 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the June 15, 2005 revised exchange ratio there would be a total of 18.767 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: May 17, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST CONFIRMS MAY 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of May in the amount of Cdn. $0.14 per trust unit will be paid on June 15, 2005 to unitholders of record on May 31, 2005. The ex-distribution date is May 27, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.968 million trust units (ZAR.UN) and 2.626 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the May 16, 2005 revised exchange ratio there would be a total of 18.739 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Brent C. Heagy, Vice President, Finance and Chief Financial Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

"B.C. Heagy"

B.C. Heagy
Vice President, Finance and Chief Financial Officer


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer

2005 Q1


Zargon
ENERGY TRUST

FINANCIAL & OPERATING HIGHLIGHTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

For the first quarter of 2005, Zargon Energy Trust is pleased to report record operating results derived from continued high commodity prices and a stable production base maintained by a successful self-funded exploration and development capital program.

Highlights from the three months ended March 31, 2005 are noted below:

- Record high crude oil prices and continued strong natural gas prices combined with stable production volumes resulted in record revenues and cash flows for the Trust. Revenues for the 2005 first quarter of $34.12 million were 23 percent above first quarter 2004 and four percent above the prior quarter, while cash flow from operations of $17.48 million was 11 percent higher than the 2004 first quarter and 14 percent higher than the 2004 fourth quarter levels.
- First quarter 2005 production averaged 8,446 barrels of equivalent per day, an increase of seven percent from first quarter 2004 and level with the preceding quarter. Production of natural gas averaged 29.10 million cubic feet per day as completions and tie-ins from drilling programs in the Alberta Plains and the West Central Alberta core areas offset natural declines. Oil and liquids production averaged 3,596 barrels per day, bolstered by the prior year's development drilling and acquisition program in the Williston Basin core area. Production on a per million trust unit outstanding basis averaged 452 barrels of equivalent per day, which was four percent higher than the prior year's first quarter average and was essentially unchanged from the 2004 fourth quarter level.
- The Trust paid three monthly cash distributions of $0.14 per trust unit in the 2005 first quarter for a total of $6.60 million. These distributions were equivalent to a payout ratio of 45 percent of the Trust's record first quarter cash flow of $0.93 per diluted trust unit, or reflecting the effect of the exchangeable shares that do not receive cash distributions, a 38 percent payout of the Trust's total cash flow. Capital expenditures included $10.07 million for the first quarter exploration and development program of 11.7 net wells plus a modest $0.62 million of property acquisitions. The Trust's balance sheet remains very strong with the Trust's net debt to annualized cash flow at less than 0.4 times as at March 31, 2005. During the first quarter the Trust financed 100 percent of its distribution and capital expenditure program from cash flows.



Three months ended March 31 (unaudited)	2005	2004	Percent Change
FINANCIAL			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**34.12**	27.70	23
Cash flow from operations	**17.48**	15.73	11
Cash distributions	**6.60**	–	–
Net earnings	**5.14**	5.54	(7)
Net capital expenditures	**10.69**	9.77	9
Per Trust Unit, Diluted			
Cash flow from operations ($/unit)	**0.93**	0.84	11
Net earnings ($/unit)	**0.32**	0.30	7
Cash Distributions ($/trust unit)	**0.42**	–	–
Balance Sheet at Period End ($ million)			
Property and equipment, net	**227.01**	171.58	32
Bank indebtedness	**18.23**	3.68	395
Unitholders' equity	**133.11**	119.09	12
Total Units Outstanding at Period End (million)	**18.71**	18.24	3
OPERATING			
Average Daily Production			
Oil and liquids (bbl/d)	**3,596**	3,355	7
Natural gas (mmcf/d)	**29.10**	27.21	7
Equivalent (boe/d)	**8,446**	7,889	7
Equivalent per million total units (boe/d)	**452**	435	4
Average Selling Price (before hedges)			
Oil and liquids ($/bbl)	**50.79**	39.96	27
Natural gas ($/mcf)	**6.75**	6.26	8
Wells Drilled, Net	**11.7**	9.9	18
Undeveloped Land at Period End (thousand net acres)	**374**	405	(8)

Notes: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe).

Average daily production per million total units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

PRODUCTION

Natural gas production volumes averaged 29.10 million cubic feet per day in first quarter 2005, a gain of seven percent from the corresponding period of 2004 and one percent from the preceding quarter. Production gains came from exploration and development programs at Zargon's principal gas property located at Jarrow in the Alberta Plains and from West Central Alberta exploration initiatives at Highvale, Pembina and selected properties in the Peace River Arch.

Oil and liquids production of 3,596 barrels per day in the 2005 first quarter showed a seven percent increase over the 2004 first quarter and a one percent decline from the preceding quarter. The year-over-year gains came from 2004 Williston Basin acquisition and exploitation initiatives. Despite a very limited first quarter 2005 oil drilling program, the Williston Basin's low decline waterflood projects and production additions from the fourth quarter 2004 drilling program maintained essentially stable production volumes in the 2005 first quarter.


PRODUCTION
(boe/d)
7,889
8,150
8,405
8,440
8,446
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

CAPITAL EXPENDITURES*

During the first quarter of 2005, Zargon drilled 13 gross wells (11.7 net) that delivered 8.7 net natural gas wells, 2.0 net oil wells and 1.0 net dry hole for a 91 percent success ratio. Natural gas wells drilled in the first quarter include 6.3 net wells at Jarrow in the Alberta Plains plus 2.4 net wells at Pembina in West Central Alberta. The first quarter's 2.0 net oil wells at Pinto and Weyburn were both development wells in the Williston Basin.

A full roster of 24 wells is scheduled for the 2005 spring–summer field program with 12 wells planned in the Alberta Plains and six West Central Alberta locations in Pembina, Highvale and the Peace River Arch. Two of the Alberta Plains locations are Taber oil targets while the balance of the Alberta locations are targeting natural gas. Six wells are scheduled for Williston Basin oil targets including five horizontals at Steelman, Pinto, Ralph and Elswick in Southeast Saskatchewan and at Haas, North Dakota.


NATURAL GAS PRODUCTION
(mmcf/d)
27.21
29.30
29.90
28.93
29.10
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Crown land sale prices have continued to escalate in the current environment of high industry activity and Zargon has continued to post land and bid at Crown sales, but on a selected basis. Land expiries in the first quarter 2005 of approximately 13 thousand net acres were almost wholly offset by land purchases. Zargon's undeveloped land inventory at March 31, 2005 totalled 374 thousand net acres.

Because of the property market's current high valuation levels, Zargon's acquisitions in the first quarter of 2005 were limited to five small transactions in the Williston Basin with an aggregate cost of $0.62 million. The interests acquired were at the Ralph and Elswick properties in Southeast Saskatchewan and at the Truro property in North Dakota.

GUIDANCE*

In the March 15, 2005 press release announcing the 2004 annual results, first half 2005 production guidance for the Trust was set at 8,500 barrels of equivalent per day based on estimates of 29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids. The first quarter results of 8,446 barrels of equivalent per day (29.10 million cubic feet per day of natural gas and 3,596 barrels per day of oil and liquids) were within one percent of these guidance levels.


OIL AND LIQUID PRODUCTION
(bbl/d)
3,355
3,266
3,422
3,618
3,596
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Due to the combined effects of an early spring and the high levels of competition for field services, Zargon deferred some first quarter exploration and development capital programs into the second and third quarters of this year. Based on the impact of these capital program delays combined with the seasonal spring production curtailments due to road bans and facility turnarounds, the Trust now anticipates that the production for the 2005 second quarter will average 8,250 barrels of equivalent per day comprised of 28.50 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids. With the mid-May commencement of our expanded spring and summer drilling programs, the Trust is forecasting that second half 2005 production volumes will exceed 8,500 barrels of equivalent per day (29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids). These forecasts are premised on the Trust's internally funded $40 million 2005 exploration and development capital program, which will emphasize Williston Basin oil exploitation and Alberta Plains natural gas exploration and development.

The aforementioned production guidance volumes do not include an allowance for 2005 property or corporate acquisition programs that would be funded on an opportunistic basis by bank debt or possibly equity issues. Zargon's acquisition initiatives will continue to be focused on acquiring underdeveloped oil properties (particularly in the Williston Basin) or undeveloped natural gas prospective lands that provide Zargon exploration and development opportunities to sustain production and reserves on a per unit basis, while distributing 50 percent of the Trust's cash flows attributed to the outstanding unitholders.

* Please see comments on "Forward-Looking Statements" on the last page of this report.

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of May 11, 2005.

Plan of Arrangement

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the three months ended March 31, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. The comparative figures referred to in the consolidated financial statements and this MD&A include the previous consolidated results of the Company.

Summary Of Significant Events In The First Quarter

- During the first quarter of 2005, the Trust realized record cash flow of $17.48 million and declared monthly distributions of $0.14 per trust unit with a total of $6.60 million ($0.42 per trust unit) paid or declared distributable to unitholders, resulting in a payout ratio of 38 percent of cash flow or 45 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices received (before risk management losses) for oil and liquids rose to $50.79 per barrel and natural gas rose to $6.75 per thousand cubic feet, an eight percent and four percent increase, respectively from the fourth quarter of 2004. Production of 8,446 barrels of oil equivalent was relatively unchanged from the fourth quarter of 2004.

- During the first quarter of 2005, the Trust drilled 13 gross wells (11.7 net) with a 91 percent success rate. Total capital expenditures were $10.69 million for the quarter.

- The Trust continues to maintain a strong balance sheet with a combined debt and working capital deficiency of $22.44 million (excluding unrealized risk management liability), which represents just under four months of the first quarter 2005 annualized cash flow.

Financial Analysis

In the first quarter of 2005, Zargon reported record levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2005 revenue of $34.12 million was four percent above $32.90 million in fourth quarter 2004 and 23 percent above $27.70 million in first quarter 2004. During the first quarter 2005, commodity prices continued their strength and accounted for the majority of the year-over-year quarterly revenue difference. Cash flow from operations in first quarter 2005 of $17.48 million was 14 percent above the preceding quarter and 11 percent above first quarter 2004. Net earnings for first quarter 2005 of $5.14 million were four percent below the preceding quarter and seven percent below the prior year first quarter.

Natural gas production increased by one percent in first quarter 2005 to 29.10 million cubic feet per day from 28.93 million cubic feet per day in fourth quarter 2004 and was seven percent above the 2004 first quarter. As part of Zargon's sustainability strategy, the natural gas drilling program continues to offset natural gas declines. Oil and liquids production during the first quarter of 2005 was 3,596 barrels per day which is slightly below the 2004 fourth quarter amount of 3,618 barrels per day and seven percent above the first quarter of 2004. The year-over-year increase in oil and liquids production is primarily due to the July 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area. On a barrel of oil equivalent basis, Zargon produced 8,446 barrels of equivalent per day, which is relatively unchanged from the 8,440 barrels of equivalent per day in the fourth quarter of 2004 and a seven percent increase when compared to the first quarter of 2004.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of working interest production in order to partially offset the effects of large price fluctuations. Because our risk management strategy is protective in nature and is designed to guard the Trust against extreme effects on cash flow from sudden falls in prices and revenues, upward price trends tend to produce overall losses. Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges as at March 31, 2005, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the

contracts at that time. Thus, the 2005 first quarter's high oil and natural gas prices brought about a realized risk management loss of $0.79 million that compares to a $1.56 million realized loss in fourth quarter 2004 and a $0.27 million realized loss in first quarter 2004. The unrealized risk management loss for the first quarter of 2005 was $2.26 million. Zargon's commodity risk management positions are fully described in note 9 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $8.04 million for the first quarter of 2005, an increase of two percent from the preceding quarter and an increase of 36 percent from $5.92 million in the first quarter of 2004. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2004 to 23.8 percent in fourth quarter 2004 and 23.5 percent in the first quarter of 2005. The higher royalty rates in the fourth quarter of 2004 and the first quarter of 2005 compared to the first quarter of 2004 are a result of adjustments related to prior periods and Zargon expects that its royalty rate will approximate 23 percent in 2005 based on current prices and production rates.

On a unit of production basis, production costs of $7.74 per barrel of equivalent in the first quarter of 2005 compare with $8.09 in the preceding quarter and $6.43 in the first quarter of 2004. The containment of this trend to increased per unit operating costs will be a key ongoing initiative for Zargon during this current period of increasing industry-wide cost pressures.

PETROLEUM AND NATURAL GAS REVENUE ($ million)


27.70
30.96
32.41
32.90
34.12
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

OPERATING NETBACKS

Three months ended March 31	**2005**		2004	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**50.79**	**6.75**	39.96	6.26
Realized risk management loss	**(2.83)**	**0.05**	(1.93)	0.13
Royalties	**(11.67)**	**(1.63)**	(8.30)	(1.37)
Production costs	**(10.34)**	**(0.97)**	(9.29)	(0.72)
Operating netbacks	**25.95**	**4.20**	20.44	4.30

OIL AND LIQUID PRICES ($/bbl)


39.96
44.32
49.74
47.13
50.79
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Net of recoveries, general and administrative expenses were $1.72 per barrel of equivalent in first quarter 2005 compared to $1.71 in the preceding quarter and $1.34 in first quarter 2004. Increased salaries and addition of staff, increased regulatory reporting costs and fees as well as costs related to operating in a trust format have caused the upward cost pressures on general and administrative expense on a per unit of production basis.

Expensing of unit-based compensation in the first quarter of 2005 was $0.33 million, a 54 percent decrease from the previous quarter. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has assessed the impact on 2004 unit-based compensation expense, and there is no significant impact. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model.

Interest expense in the first quarter was $0.18 million, $0.03 million lower than the previous quarter amount of $0.21 million and an increase of $0.10 million from $0.08 million in the first quarter of 2004. The primary reason for the increase on a year-over-year basis is the increase in average bank indebtedness.

NATURAL GAS PRICES ($/mcf)


6.26
6.67
6.09
6.46
6.75
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Capital and current income taxes increased $0.13 million to $0.44 million from the fourth quarter of 2004 and $0.32 million when compared to the first quarter of 2004. The primary reason for this increase is due to current income taxes being incurred related to the Trust's United States operations as a result of the increasing profitability of those operations due to high commodity prices.

TRUST NETBACKS

Three months ended March 31 ($/boe)	**2005**	2004
Petroleum and natural gas revenue	**44.90**	38.59
Realized risk management loss	**(1.04)**	(0.38)
Royalties	**(10.57)**	(8.25)
Production costs	**(7.74)**	(6.43)
Operating netbacks	**25.55**	23.53
General and administrative	**(1.72)**	(1.34)
Interest	**(0.24)**	(0.12)
Capital and current income taxes	**(0.58)**	(0.16)
Cash flow netbacks	**23.01**	21.91
Depletion and depreciation	**(11.53)**	(8.66)
Unrealized risk management loss	**(2.97)**	–
Accretion of asset retirement obligations	**(0.39)**	(0.36)
Unit/stock-based compensation	**(0.43)**	(0.13)
Unrealized foreign exchange	**(0.07)**	0.06
Future income taxes	**0.42**	(5.11)
Earnings before non-controlling interest	**8.04**	7.71

Depletion and depreciation expense for the first quarter of 2005 increased 13 percent to $8.76 million, compared to $7.77 million in the prior quarter, and 41 percent when compared to the first quarter of 2004. On a per barrel of equivalent basis, the depletion and depreciation rates were $11.53, $10.00 and $8.66 for the first quarter of 2005 and the fourth and first quarters of 2004, respectively. In the first quarter 2005 approximately $1.10 million ($1.45 on a per barrel of equivalent basis) of depletion and depreciation expense is attributable to the increase in the property and equipment balance from the conversion of exchangeable shares due to the application of EIC-151 and the remainder is due to the increase in asset retirement obligations and finding, development and acquisition costs for new reserves.

The provision for accretion of asset retirement obligations for the first quarter 2005 was $0.29 million, relatively unchanged from $0.28 million in the fourth quarter 2004 and 14 percent higher than the first quarter 2004. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through the drilling program and the 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area.

Cash flow from operations in first quarter 2005 of $17.48 million was $2.12 million, or 14 percent higher than the preceding quarter and $1.75 million, or 11 percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices received on a barrel of equivalent basis were 16 percent higher and production volumes were seven percent higher. Cash flow on a per diluted unit basis was $0.93 for the first quarter of 2005, a 13 percent increase from the prior quarter and an 11 percent increase from the first quarter of 2004 which tracks the changes in cash flow for the respective periods.

The provision for recovery of future taxes was $0.32 million for the first quarter of 2005 compared to a provision for future taxes of $0.57 million in the prior quarter and $3.67 million in the first quarter of 2004. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust. Also impacting the first quarter of 2005 was the future tax impact of unrealized risk management losses of $0.88 million. Excluding the future tax impact of unrealized risk management losses, for the 2005 first quarter, future taxes were six percent of before tax earnings, which compares respectively with the 2004 fourth quarter and 2004 first quarter rates of eight percent and 39 percent.

On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either a non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as a non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity. In accordance with the transitional provisions of EIC-151, the Trust adopted this standard as at December 31, 2004 and has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $8.90 million on the Trust's consolidated balance sheet as at March 31, 2005. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $0.97 million in 2005. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2005 resulted in an increase in property and equipment of $15.15 million, an increase in unitholders' equity by $12.81 million, and an increase in future income tax liability of $3.94 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $26.43 million, accumulated depletion and depreciation by $1.10 million, unitholders' equity and non-controlling interest by $22.33 million, future income tax liability by $6.94 million and an allocation of net earnings to exchangeable shareholders' of $2.84 million.

Net earnings of $5.14 million for the first quarter of 2005 were four percent below $5.33 million in the preceding quarter and seven percent below $5.54 million in first quarter 2004. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation, unrealized risk management losses, unit-based compensation and non-controlling interest booked in the last half of 2004 and the 2005 first quarter.

CAPITAL EXPENDITURES

Three months ended March 31 ($ million)	2005	2004
Undeveloped land	**0.86**	1.08
Geological and geophysical (seismic)	**0.83**	1.42
Drilling and completion of wells	**6.27**	5.06
Well equipment and facilities	**2.11**	1.78
Exploration and development	**10.07**	9.34
Property acquisitions	**0.62**	0.43
Total capital expenditures	**10.69**	9.77

CASH FLOW FROM OPERATIONS
($ million)


15.73
16.53
16.13
15.36
17.48
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

NET EARNINGS
($ million)




5.54
5.54
4.22
5.33
5.14
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

NET CAPITAL EXPENDITURES
($ million)


9.77
7.61
23.64
15.25
10.69
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Liquidity and Capital Resources

Capital expenditures of $10.69 million were 30 percent lower than $15.25 million expended in the prior year fourth quarter which tends to be a very active quarter due to the fall drilling program. Field related drilling, completion and facility expenses of $8.38 million were 23 percent higher than the prior year's first quarter field related capital program. During the first quarter of 2005, 11.7 net wells were drilled compared to 16.1 net wells in the fourth quarter of 2004 and 9.9 net wells in the first quarter of 2004. Undeveloped land purchases decreased 20 percent when compared to the first quarter of 2004 as Crown land sales continued to be at high price levels that Zargon does not find commensurate with the risks involved. Cash flow from operations in the current quarter of $17.48 million, proceeds from the exercise of trust unit rights of $0.81 million and the increase in bank indebtedness of $4.00 million covered the capital program and the cash distributions to the unitholders. At March 31, 2005, the Trust maintained its strong balance sheet with bank indebtedness of $18.23 million and a total working capital deficit (excluding unrealized risk management losses) of $22.44 million, which represents slightly less than four months of the first quarter 2005 annualized cash flow.

As at May 11, 2005, Zargon had 15.951 million trust units and 2.643 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.04883, there would be 18.723 million total trust units outstanding at this date. Pursuant to the trust unit rights incentive plan, there are currently an additional 0.533 million trust unit rights issued and outstanding.

CAPITAL SOURCES

Three months ended March 31 ($ million)	**2005**	2004
Cash flow from operations	**17.48**	15.73
Changes in working capital and other	**(5.00)**	(3.65)
Change in bank indebtedness	**4.00**	(3.30)
Cash distributions	**(6.60)**	-
Issuance of trust units/shares related to exercise of trust unit rights/stock options	**0.81**	0.99
Total capital sources	**10.69**	9.77

Outlook

Zargon continues to be well positioned to meet its objectives as a sustainable trust. It continues to have a very strong balance sheet, 374 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry continue to enjoy a period of high commodity prices but along with this pricing environment, upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

Summary Of Quarterly Results

	2004				2005
	Q1	Q2	Q3	Q4	**Q1**
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90	**34.12**
Net earnings ($ million) *(note 1)*	5.54	5.54	4.22	5.33	**5.14**
Net earnings per diluted unit ($) *(note 1)*	0.30	0.29	0.28	0.34	**0.32**
Cash flow ($ million)	15.73	16.53	16.13	15.36	**17.48**
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82	**0.93**
Cash distributions ($ million)	–	–	4.27	6.43	**6.60**
Cash distributions paid or declared per unit ($)	–	–	0.28	0.42	**0.42**
Total assets ($ million) *(note 1)*	186.18	189.80	215.23	226.96	**245.20**
Bank debt ($ million)	3.67	–	9.77	14.23	**18.23**
Daily production (boe)	7,889	8,150	8,405	8,440	**8,446**
Average realized commodity price before risk management losses ($/boe)	38.59	41.75	41.91	42.36	**44.90**
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78	**23.01**

	2003			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	29.19	24.20	23.76	24.51
Net earnings ($ million) *(note 1)*	6.65	9.17	4.44	4.10
Net earnings per diluted unit ($) *(note 1)*	0.36	0.50	0.24	0.22
Cash flow ($ million)	15.23	13.53	12.34	13.24
Cash flow per diluted unit ($)	0.84	0.74	0.67	0.72
Total assets ($ million) *(note 1)*	165.12	165.98	172.81	181.05
Bank debt ($ million)	20.78	11.47	8.92	6.98
Daily production (boe)	7,060	7,222	7,470	8,020
Average realized commodity price before risk management losses ($/boe)	45.94	36.82	34.57	33.22
Cash flow netback ($/boe)	23.96	20.58	17.96	17.95

Note 1: Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's Renewal Annual Information Form for December 31, 2004, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 11, 2005

consolidated balance sheets

($ thousand)	March 31, 2005	December 31, 2004
(unaudited)		
ASSETS		
Current		
Accounts receivable	**16,400**	14,275
Prepaid expenses and deposits	**1,789**	2,953
	18,189	17,228
Property and equipment, net *(note 3)*	**227,011**	209,736
	245,200	226,964
LIABILITIES		
Current		
Bank indebtedness	**18,225**	14,230
Accounts payable and accrued liabilities	**20,179**	24,153
Cash distributions payable	**2,224**	2,210
Unrealized risk management liability *(note 9)*	**2,256**	–
	42,884	40,593
Asset retirement obligations *(note 4)*	**14,834**	14,390
Future income taxes	**45,478**	41,830
	103,196	96,813
NON-CONTROLLING INTEREST		
Exchangeable shares *(note 2)*	**8,896**	9,529
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital *(note 5)*	**59,661**	45,755
Contributed surplus *(note 5)*	**1,214**	1,170
Accumulated earnings	**89,539**	84,399
Accumulated cash distributions *(note 10)*	**(17,306)**	(10,702)
	133,108	120,622
	245,200	226,964

See accompanying notes.

consolidated statements of earnings and accumulated earnings

Three months ended March 31 (unaudited) ($ thousand, except per unit amounts)	2005	2004
Revenue		
Petroleum and natural gas revenue	**34,124**	27,704
Unrealized risk management loss *(note 9)*	**(2,256)**	–
Realized risk management loss *(note 9)*	**(785)**	(273)
Royalties (net of Alberta Royalty Tax Credit)	**(8,035)**	(5,923)
	23,048	21,508
Expenses		
Production	**5,884**	4,615
General and administrative	**1,308**	962
Unit/stock-based compensation *(note 5)*	**326**	91
Interest	**184**	85
Unrealized foreign exchange (gain) loss	**54**	(41)
Accretion of asset retirement obligations *(note 4)*	**294**	259
Depletion and depreciation	**8,764**	6,217
	16,814	12,188
Earnings before income taxes	**6,234**	9,320
Income taxes		
Future	**(319)**	3,667
Current	**444**	114
	125	3,781
Earnings for the period before non-controlling interest	**6,109**	5,539
Non-controlling interest – exchangeable shares *(note 2)*	**(969)**	–
Net earnings for the period	**5,140**	5,539
Accumulated earnings, beginning of period		
As previously reported	**84,399**	70,125
Retroactive application of change in accounting policy	–	(120)
As restated	**84,399**	70,005
Accumulated earnings, end of period	**89,539**	75,544
Net earnings per unit/per common share *(note 6)*		
Basic	**0.33**	0.31
Diluted	**0.32**	0.30

See accompanying notes.

consolidated statements of cash flows

Three months ended March 31 (unaudited) ($ thousand)	2005	2004
Operating activities		
Net earnings for the period	**5,140**	5,539
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares	**969**	–
Unrealized risk management loss *(note 9)*	**2,256**	–
Depletion and depreciation	**8,764**	6,217
Accretion of asset retirement obligations	**294**	259
Unit/stock-based compensation	**326**	91
Unrealized foreign exchange (gain) loss	**54**	(41)
Future income taxes	**(319)**	3,667
	17,484	15,732
Asset retirement expenditures	**(62)**	(42)
Changes in non-cash working capital	**(1,556)**	(312)
	15,866	15,378
Financing activities		
Advances (repayment) of bank indebtedness	**3,995**	(3,303)
Cash distributions to unitholders	**(6,604)**	–
Exercise of unit rights/stock options	**813**	994
Changes in non-cash working capital	**77**	–
	(1,719)	(2,309)
Investing activities		
Additions to property and equipment	**(10,685)**	(9,768)
Changes in non-cash working capital	**(3,462)**	(3,301)
	(14,147)	(13,069)
Change in cash, and cash end of period	**–**	**–**

See accompanying notes.

1. Nature Of The Organization And Basis Of Presentation

ORGANIZATION

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2004.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information.

2. Non-Controlling Interest – Exchangeable Shares

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 482,000 exchangeable shares were converted into 500,000 trust units based on the exchange ratio at the time of conversion. At March 31, 2005, the exchange ratio was 1.04292 trust units per exchangeable share.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

(thousand, except exchange ratio)	March 31, 2005 Number of Shares	Amount ($)
Non-controlling interest exchangeable shares issued		
Balance, beginning of year	**3,186**	**9,529**
Earnings attributable to non-controlling interest	**–**	**969**
Exchanged for trust units at book value and including earnings attributed since beginning of year	**(482)**	**(1,602)**
Balance, end of period	**2,704**	**8,896**
Exchange ratio, end of period	**1.04292**	
Trust units issuable upon conversion of exchangeable shares, end of period	**2,820**	

For the year ended December 31, 2004 the Trust retroactively applied EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

Immediately prior to the July 15, 2004 Plan of Arrangement the Company had $45.14 million in share capital. Upon conversion to the Trust structure these amounts were allocated $36.22 million to trust units and $8.92 million to exchangeable shares, based on the terms of the Arrangement.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	**Zargon Oil & Gas Ltd. Common Shares**	**Zargon Energy Trust Units**	**Zargon Oil & Gas Ltd. Exchangeable Shares**	**Total**
Immediately prior to July 15, 2004 Plan of Arrangement	**45,136**			
Plan of Arrangement July 15, 2004	**(45,136)**	**36,219**	**8,917**	
	–	**36,219**	**8,917**	**45,136**
Issued on redemption of exchangeable shares at book value	**–**	**1,155**	**(1,155)**	**–**
Effect of EIC-151	**–**	**8,381**	**1,767**	**10,148**
Balance at December 31, 2004	**–**	**45,755**	**9,529**	**55,284**
Issued on redemption of exchangeable shares at book value	**–**	**1,174**	**(1,174)**	**–**
Effect of EIC-151	**–**	**11,637**	**541**	**12,178**
Unit-based compensation recognized	**–**	**282**	**–**	**282**
Unit rights exercised for cash	**–**	**813**	**–**	**813**
Balance at March 31, 2005	**–**	**59,661**	**8,896**	**68,557**

3. Property And Equipment

	March 31, 2005		
($ thousand)	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum, natural gas properties and other equipment	**307,729**	**106,044**	**201,685**
Adjustment due to conversion of exchangeable shares	**26,426**	**1,100**	**25,326**
	334,155	**107,144**	**227,011**

	March 31, 2004		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment	248,774	77,198	171,576
	248,774	77,198	171,576

As a result of shareholders redeeming exchangeable shares, property and equipment increased $15.14 million in the first three months of 2005, in addition to the $11.28 million increase recorded in 2004. The effect of these increases has resulted in additional depletion and depreciation expense recorded in the 2005 first quarter of approximately $1.10 million.

4. Asset Retirement Obligations

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	March 31 **2005**	2004
Balance, beginning of year	**14,390**	12,194
Liabilities incurred	**207**	137
Liabilities settled	**(62)**	(42)
Accretion expense	**294**	259
Other	**5**	(79)
Balance, end of period	**14,834**	12,469

5. Unitholders' Equity

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 2) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

The Trust is authorized to issue an unlimited number of voting trust units.

TRUST UNITS

(thousand)	March 31, 2005 Number of Units	Amount ($)
Units issued		
Balance, beginning of year	**15,341**	**45,755**
Unit rights exercised for cash	**46**	**813**
Unit-based compensation recognized	**–**	**282**
Issued on conversion of exchangeable shares	**500**	**12,811**
Balance, end of period	**15,887**	**59,661**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (note 2) is 18.71 million units.

A summary of the Company's share capital account for the first three months of 2004 is as follows:

COMMON SHARES OF ZARGON OIL & GAS LTD.

(no par value) (thousand)	March 31, 2004 Number of Shares	Amount ($)
Shares issued		
Balance, beginning of year	17,992	42,200
Stock options exercised for cash	246	994
Stock-based compensation recognized	–	19
Balance, end of period	18,238	43,213

CONTRIBUTED SURPLUS

The following table summarizes information about the Trust's contributed surplus account:

CONTRIBUTED SURPLUS

($ thousand)	March 31, 2005	2004
Balance, beginning of year	**1,170**	264
Unit/stock-based compensation expense	**326**	91
Unit/stock-based compensation recognized on exercise of unit rights/stock options	**(282)**	(19)
Balance, end of period	**1,214**	336

COMPENSATION PLANS

TRUST UNIT RIGHTS INCENTIVE PLAN AND UNIT-BASED COMPENSATION

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan vest over a three-year period and expire five years from the grant date. No unit rights were granted in the first three months of 2005.

The Plan allows for the exercise price of rights to be reduced in future periods by a number of factors. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has reassessed the previous unit-rights grants under this fair value model and there is no significant impact on 2004 unit-based compensation expense. Zargon will continue to use fair value methodologies, where possible, for future unit rights grants.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	March 31, 2005	
	Number of Unit Rights (thousand)	Weighted *Average* Exercise Price ($)
Outstanding at beginning of year	**579**	**17.79**
Unit rights exercised	**(46)**	**17.70**
Outstanding at end of period	**533**	**17.80**
Unit rights exercisable at period end	**149**	**17.81**

STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Prior to the Plan of Arrangement, the Company calculated the value of stock-based compensation for its predecessor stock-option plan using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant. This stock-option plan ceased to exist at the July 15, 2004 Plan of Arrangement.

A summary of the Company's predecessor stock option plan prior to the Plan of Arrangement is as follows:

	March 31, 2004	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	1,297	7.05
Granted	430	16.00
Exercised	(246)	4.04
Cancelled	(9)	9.61
Outstanding at end of period	1,472	10.15
Options exercisable at period end	739	6.99

6. Weighted Average Number Of Total Units/Shares

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method. Comparative amounts reflect the basic and diluted calculation of the common shares of Zargon Oil & Gas Ltd.

	Three Months Ended March 31,	
(thousand)	**2005**	2004
	(units)	(shares)
Basic	**15,578**	18,140
Diluted	**18,808**	18,725

7. Segmented Information

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three Months Ended March 31,	
($ thousand)	**2005**	2004
Petroleum and Natural Gas		
Canada	**29,457**	24,369
United States	**4,667**	3,335
Total	**34,124**	27,704
Net Capital Expenditures		
Canada	**10,643**	9,458
United States	**42**	310
Total	**10,685**	9,768
Total Assets		
Canada	**216,688**	162,475
United States	**28,512**	23,704
Total	**245,200**	186,179

8. Supplemental Cash Flow Information

($ thousand)	Three Months Ended March 31, 2005	2004
Cash interest paid	**218**	74
Cash taxes paid	**444**	139

9. Financial Instruments

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at March 31, 2005 as follows:

	Volume	Rate	Price	Range of Terms
Financial Contracts Designated as Hedges				
Oil swaps	110,000 bbl	400 bbl/d	$44.05 US/bbl	Apr. 1/05–Dec. 31/05
Oil collars	27,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Apr. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Financial Contracts Not Designated as Hedges				
Oil swaps	55,200 bbl	300 bbl/d	$45.70 US/bbl	Jul. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$48.50 US/bbl	Jan. 1/06–Jun. 30/06
	36,800 bbl	200 bbl/d	$51.12 US/bbl	Jul. 1/06–Dec. 31/06
Oil collars	36,200 bbl	200 bbl/d	$40.00 US/bbl Put $49.05 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	428,000 gj	2,000 gj/d	$6.52/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	302,000 gj	2,000 gj/d	$6.50/gj Put $8.80/gj Call	Nov. 1/05–Mar. 31/06
	302,000 gj	2,000 gj/d	$7.00/gj Put $9.35/gj Call	Nov. 1/05–Mar. 31/06
Physical Contracts				
Natural gas swaps	214,000 gj	1,000 gj/d	$6.71/gj	Apr. 1/06–Oct. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. The realized losses for the first quarter of 2005 were $0.79 million (2004 - $0.27 million). At March 31, 2005 an additional $4.47 million would have been required to settle the above designated hedge contracts. Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements.

For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at that time. The unrealized losses for the first quarter of 2005 were $2.26 million (2004 – nil). These instruments have been recorded as a liability in the interim consolidated balance sheet.

10. Accumulated Cash Distributions

During the three month period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $6.60 million in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
January 2005	January 31, 2005	February 15, 2005	$0.14
February 2005	February 28, 2005	March 15, 2005	$0.14
March 2005	March 31, 2005	April 15, 2005	$0.14

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

corporate information

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbols:
ZAR.UN – trust units
ZOG.B – exchangeable shares

TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca
Website: www.zargon.ca

Forward-Looking Statements – This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of May 11, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of May 11, 2005.

Plan of Arrangement

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the three months ended March 31, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. The comparative figures referred to in the consolidated financial statements and this MD&A include the previous consolidated results of the Company.

Summary Of Significant Events In The First Quarter

- During the first quarter of 2005, the Trust realized record cash flow of $17.48 million and declared monthly distributions of $0.14 per trust unit with a total of $6.60 million ($0.42 per trust unit) paid or declared distributable to unitholders, resulting in a payout ratio of 38 percent of cash flow or 45 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices received (before risk management losses) for oil and liquids rose to $50.79 per barrel and natural gas rose to $6.75 per thousand cubic feet, an eight percent and four percent increase, respectively from the fourth quarter of 2004. Production of 8,446 barrels of oil equivalent was relatively unchanged from the fourth quarter of 2004.

- During the first quarter of 2005, the Trust drilled 13 gross wells (11.7 net) with a 91 percent success rate. Total capital expenditures were $10.69 million for the quarter.

- The Trust continues to maintain a strong balance sheet with a combined debt and working capital deficiency of $22.44 million (excluding unrealized risk management liability), which represents just under four months of the first quarter 2005 annualized cash flow.

Financial Analysis

In the first quarter of 2005, Zargon reported record levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2005 revenue of $34.12 million was four percent above $32.90 million in fourth quarter 2004 and 23 percent above $27.70 million in first quarter 2004. During the first quarter 2005, commodity prices continued their strength and accounted for the majority of the year-over-year quarterly revenue difference. Cash flow from operations in first quarter 2005 of $17.48 million was 14 percent above the preceding quarter and 11 percent above first quarter 2004. Net earnings for first quarter 2005 of $5.14 million were four percent below the preceding quarter and seven percent below the prior year first quarter.

Natural gas production increased by one percent in first quarter 2005 to 29.10 million cubic feet per day from 28.93 million cubic feet per day in fourth quarter 2004 and was seven percent above the 2004 first quarter. As part of Zargon's sustainability strategy, the natural gas drilling program continues to offset natural gas declines. Oil and liquids production during the first quarter of 2005 was 3,596 barrels per day which is slightly below the 2004 fourth quarter amount of 3,618 barrels per day and seven percent above the first quarter of 2004. The year-over-year increase in oil and liquids production is primarily due to the July 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area. On a barrel of oil equivalent basis, Zargon produced 8,446 barrels of equivalent per day, which is relatively unchanged from the 8,440 barrels of equivalent per day in the fourth quarter of 2004 and a seven percent increase when compared to the first quarter of 2004.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of working interest production in order to partially offset the effects of large price fluctuations. Because our risk management strategy is protective in nature and is designed to guard the Trust against extreme effects on cash flow from sudden falls in prices and revenues, upward price trends tend to produce overall losses. Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges as at March 31, 2005, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the

contracts at that time. Thus, the 2005 first quarter's high oil and natural gas prices brought about a realized risk management loss of $0.79 million that compares to a $1.56 million realized loss in fourth quarter 2004 and a $0.27 million realized loss in first quarter 2004. The unrealized risk management loss for the first quarter of 2005 was $2.26 million. Zargon's commodity risk management positions are fully described in note 9 to the unaudited consolidated interim financial statements.


PETROLEUM AND NATURAL GAS REVENUE
($ million)
27.70
30.96
32.41
32.90
34.12
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $8.04 million for the first quarter of 2005, an increase of two percent from the preceding quarter and an increase of 36 percent from $5.92 million in the first quarter of 2004. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2004 to 23.8 percent in fourth quarter 2004 and 23.5 percent in the first quarter of 2005. The higher royalty rates in the fourth quarter of 2004 and the first quarter of 2005 compared to the first quarter of 2004 are a result of adjustments related to prior periods and Zargon expects that its royalty rate will approximate 23 percent in 2005 based on current prices and production rates.

On a unit of production basis, production costs of $7.74 per barrel of equivalent in the first quarter of 2005 compare with $8.09 in the preceding quarter and $6.43 in the first quarter of 2004. The containment of this trend to increased per unit operating costs will be a key ongoing initiative for Zargon during this current period of increasing industry-wide cost pressures.

OPERATING NETBACKS

Three months ended March 31	**2005**		2004	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**50.79**	**6.75**	39.96	6.26
Realized risk management loss	**(2.83)**	**0.05**	(1.93)	0.13
Royalties	**(11.67)**	**(1.63)**	(8.30)	(1.37)
Production costs	**(10.34)**	**(0.97)**	(9.29)	(0.72)
Operating netbacks	**25.95**	**4.20**	20.44	4.30


OIL AND LIQUID PRICES
($/bbl)
39.96
44.32
49.74
47.13
50.79
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Net of recoveries, general and administrative expenses were $1.72 per barrel of equivalent in first quarter 2005 compared to $1.71 in the preceding quarter and $1.34 in first quarter 2004. Increased salaries and addition of staff, increased regulatory reporting costs and fees as well as costs related to operating in a trust format have caused the upward cost pressures on general and administrative expense on a per unit of production basis.

Expensing of unit-based compensation in the first quarter of 2005 was $0.33 million, a 54 percent decrease from the previous quarter. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has assessed the impact on 2004 unit-based compensation expense, and there is no significant impact. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model.


NATURAL GAS PRICES
($/mcf)
6.26
6.67
6.09
6.46
6.75
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Interest expense in the first quarter was $0.18 million, $0.03 million lower than the previous quarter amount of $0.21 million and an increase of $0.10 million from $0.08 million in the first quarter of 2004. The primary reason for the increase on a year-over-year basis is the increase in average bank indebtedness.

Capital and current income taxes increased $0.13 million to $0.44 million from the fourth quarter of 2004 and $0.32 million when compared to the first quarter of 2004. The primary reason for this increase is due to current income taxes being incurred related to the Trust's United States operations as a result of the increasing profitability of those operations due to high commodity prices.

TRUST NETBACKS

Three months ended March 31 ($/boe)	**2005**	2004
Petroleum and natural gas revenue	**44.90**	38.59
Realized risk management loss	**(1.04)**	(0.38)
Royalties	**(10.57)**	(8.25)
Production costs	**(7.74)**	(6.43)
Operating netbacks	**25.55**	23.53
General and administrative	**(1.72)**	(1.34)
Interest	**(0.24)**	(0.12)
Capital and current income taxes	**(0.58)**	(0.16)
Cash flow netbacks	**23.01**	21.91
Depletion and depreciation	**(11.53)**	(8.66)
Unrealized risk management loss	**(2.97)**	–
Accretion of asset retirement obligations	**(0.39)**	(0.36)
Unit/stock-based compensation	**(0.43)**	(0.13)
Unrealized foreign exchange	**(0.07)**	0.06
Future income taxes	**0.42**	(5.11)
Earnings before non-controlling interest	**8.04**	7.71

Depletion and depreciation expense for the first quarter of 2005 increased 13 percent to $8.76 million, compared to $7.77 million in the prior quarter, and 41 percent when compared to the first quarter of 2004. On a per barrel of equivalent basis, the depletion and depreciation rates were $11.53, $10.00 and $8.66 for the first quarter of 2005 and the fourth and first quarters of 2004, respectively. In the first quarter 2005 approximately $1.10 million ($1.45 on a per barrel of equivalent basis) of depletion and depreciation expense is attributable to the increase in the property and equipment balance from the conversion of exchangeable shares due to the application of EIC-151 and the remainder is due to the increase in asset retirement obligations and finding, development and acquisition costs for new reserves.

The provision for accretion of asset retirement obligations for the first quarter 2005 was $0.29 million, relatively unchanged from $0.28 million in the fourth quarter 2004 and 14 percent higher than the first quarter 2004. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through the drilling program and the 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area.

Cash flow from operations in first quarter 2005 of $17.48 million was $2.12 million, or 14 percent higher than the preceding quarter and $1.75 million, or 11 percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices received on a barrel of equivalent basis were 16 percent higher and production volumes were seven percent higher. Cash flow on a per diluted unit basis was $0.93 for the first quarter of 2005, a 13 percent increase from the prior quarter and an 11 percent increase from the first quarter of 2004 which tracks the changes in cash flow for the respective periods.

The provision for recovery of future taxes was $0.32 million for the first quarter of 2005 compared to a provision for future taxes of $0.57 million in the prior quarter and $3.67 million in the first quarter of 2004. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust. Also impacting the first quarter of 2005 was the future tax impact of unrealized risk management losses of $0.88 million. Excluding the future tax impact of unrealized risk management losses, for the 2005 first quarter, future taxes were six percent of before tax earnings, which compares respectively with the 2004 fourth quarter and 2004 first quarter rates of eight percent and 39 percent.


CASH FLOW FROM OPERATIONS
($ million)
15.73
16.53
16.13
15.36
17.48
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either a non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as a non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity. In accordance with the transitional provisions of EIC-151, the Trust adopted this standard as at December 31, 2004 and has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $8.90 million on the Trust's consolidated balance sheet as at March 31, 2005. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $0.97 million in 2005. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2005 resulted in an increase in property and equipment of $15.15 million, an increase in unitholders' equity by $12.81 million, and an increase in future income tax liability of $3.94 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $26.43 million, accumulated depletion and depreciation by $1.10 million, unitholders' equity and non-controlling interest by $22.33 million, future income tax liability by $6.94 million and an allocation of net earnings to exchangeable shareholders' of $2.84 million.


NET EARNINGS
($ million)
5.54
5.54
4.22
5.33
5.14
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Net earnings of $5.14 million for the first quarter of 2005 were four percent below $5.33 million in the preceding quarter and seven percent below $5.54 million in first quarter 2004. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation, unrealized risk management losses, unit-based compensation and non-controlling interest booked in the last half of 2004 and the 2005 first quarter.

CAPITAL EXPENDITURES

Three months ended March 31 ($ million)	2005	2004
Undeveloped land	**0.86**	1.08
Geological and geophysical (seismic)	**0.83**	1.42
Drilling and completion of wells	**6.27**	5.06
Well equipment and facilities	**2.11**	1.78
Exploration and development	**10.07**	9.34
Property acquisitions	**0.62**	0.43
Total capital expenditures	**10.69**	9.77


NET CAPITAL EXPENDITURES
($ million)
9.77
7.61
23.64
15.25
10.69
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

Liquidity and Capital Resources

Capital expenditures of $10.69 million were 30 percent lower than $15.25 million expended in the prior year fourth quarter which tends to be a very active quarter due to the fall drilling program. Field related drilling, completion and facility expenses of $8.38 million were 23 percent higher than the prior year's first quarter field related capital program. During the first quarter of 2005, 11.7 net wells were drilled compared to 16.1 net wells in the fourth quarter of 2004 and 9.9 net wells in the first quarter of 2004. Undeveloped land purchases decreased 20 percent when compared to the first quarter of 2004 as Crown land sales continued to be at high price levels that Zargon does not find commensurate with the risks involved. Cash flow from operations in the current quarter of $17.48 million, proceeds from the exercise of trust unit rights of $0.81 million and the increase in bank indebtedness of $4.00 million covered the capital program and the cash distributions to the unitholders. At March 31, 2005, the Trust maintained its strong balance sheet with bank indebtedness of $18.23 million and a total working capital deficit (excluding unrealized risk management losses) of $22.44 million, which represents slightly less than four months of the first quarter 2005 annualized cash flow.

As at May 11, 2005, Zargon had 15.951 million trust units and 2.643 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.04883, there would be 18.723 million total trust units outstanding at this date. Pursuant to the trust unit rights incentive plan, there are currently an additional 0.533 million trust unit rights issued and outstanding.

CAPITAL SOURCES

Three months ended March 31 ($ million)	**2005**	2004
Cash flow from operations	**17.48**	15.73
Changes in working capital and other	**(5.00)**	(3.65)
Change in bank indebtedness	**4.00**	(3.30)
Cash distributions	**(6.60)**	–
Issuance of trust units/shares related to exercise of trust unit rights/stock options	**0.81**	0.99
Total capital sources	**10.69**	9.77

Outlook

Zargon continues to be well positioned to meet its objectives as a sustainable trust. It continues to have a very strong balance sheet, 374 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry continue to enjoy a period of high commodity prices but along with this pricing environment, upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

Summary Of Quarterly Results

	2004				2005
	Q1	Q2	Q3	Q4	**Q1**
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90	**34.12**
Net earnings ($ million) *(note 1)*	5.54	5.54	4.22	5.33	**5.14**
Net earnings per diluted unit ($) *(note 1)*	0.30	0.29	0.28	0.34	**0.32**
Cash flow ($ million)	15.73	16.53	16.13	15.36	**17.48**
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82	**0.93**
Cash distributions ($ million)	–	–	4.27	6.43	**6.60**
Cash distributions paid or declared per unit ($)	–	–	0.28	0.42	**0.42**
Total assets ($ million) *(note 1)*	186.18	189.80	215.23	226.96	**245.20**
Bank debt ($ million)	3.67	–	9.77	14.23	**18.23**
Daily production (boe)	7,889	8,150	8,405	8,440	**8,446**
Average realized commodity price before risk management losses ($/boe)	38.59	41.75	41.91	42.36	**44.90**
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78	**23.01**

	2003			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	29.19	24.20	23.76	24.51
Net earnings ($ million) *(note 1)*	6.65	9.17	4.44	4.10
Net earnings per diluted unit ($) *(note 1)*	0.36	0.50	0.24	0.22
Cash flow ($ million)	15.23	13.53	12.34	13.24
Cash flow per diluted unit ($)	0.84	0.74	0.67	0.72
Total assets ($ million) *(note 1)*	165.12	165.98	172.81	181.05
Bank debt ($ million)	20.78	11.47	8.92	6.98
Daily production (boe)	7,060	7,222	7,470	8,020
Average realized commodity price before risk management losses ($/boe)	45.94	36.82	34.57	33.22
Cash flow netback ($/boe)	23.96	20.58	17.96	17.95

Note 1: Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's Renewal Annual Information Form for December 31, 2004, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 11, 2005





ZARGON

ENERGY TRUST **2005 FIRST QUARTER REPORT**

FINANCIAL & OPERATING HIGHLIGHTS

For the first quarter of 2005, Zargon Energy Trust is pleased to report record operating results derived from continued high commodity prices and a stable production base maintained by a successful self-funded exploration and development capital program.

Highlights from the three months ended March 31, 2005 are noted below:

- Record high crude oil prices and continued strong natural gas prices combined with stable production volumes resulted in record revenues and cash flows for the Trust. Revenues for the 2005 first quarter of $34.12 million were 23 percent above first quarter 2004 and four percent above the prior quarter, while cash flow from operations of $17.48 million was 11 percent higher than the 2004 first quarter and 14 percent higher than the 2004 fourth quarter levels.

- First quarter 2005 production averaged 8,446 barrels of equivalent per day, an increase of seven percent from first quarter 2004 and level with the preceding quarter. Production of natural gas averaged 29.10 million cubic feet per day as completions and tie-ins from drilling programs in the Alberta Plains and the West Central Alberta core areas offset natural declines. Oil and liquids production averaged 3,596 barrels per day, bolstered by the prior year's development drilling and acquisition program in the Williston Basin core area. Production on a per million trust unit outstanding basis averaged 452 barrels of equivalent per day, which was four percent higher than the prior year's first quarter average and was essentially unchanged from the 2004 fourth quarter level.

- The Trust paid three monthly cash distributions of $0.14 per trust unit in the 2005 first quarter for a total of $6.60 million. These distributions were equivalent to a payout ratio of 45 percent of the Trust's record first quarter cash flow of $0.93 per diluted trust unit, or reflecting the effect of the exchangeable shares that do not receive cash distributions, a 38 percent payout of the Trust's total cash flow. Capital expenditures included $10.07 million for the first quarter exploration and development program of 11.7 net wells plus a modest $0.62 million of property acquisitions. The Trust's balance sheet remains very strong with the Trust's net debt to annualized cash flow at less than 0.4 times as at March 31, 2005. During the first quarter the Trust financed 100 percent of its distribution and capital expenditure program from cash flows.

Three months ended March 31 (unaudited)	**2005**	2004	Percent Change
FINANCIAL			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**34.12**	27.70	23
Cash flow from operations	**17.48**	15.73	11
Cash distributions	**6.60**	-	-
Net earnings	**5.14**	5.54	(7)
Net capital expenditures	**10.69**	9.77	9
Per Trust Unit, Diluted			
Cash flow from operations ($/unit)	**0.93**	0.84	11
Net earnings ($/unit)	**0.32**	0.30	7
Cash Distributions ($/trust unit)	**0.42**	-	-
Balance Sheet at Period End ($ million)			
Property and equipment, net	**227.01**	171.58	32
Bank indebtedness	**18.23**	3.68	395
Unitholders' equity	**133.11**	119.09	12
Total Units Outstanding at Period End (million)	**18.71**	18.24	3
OPERATING			
Average Daily Production			
Oil and liquids (bbl/d)	**3,596**	3,355	7
Natural gas (mmcf/d)	**29.10**	27.21	7
Equivalent (boe/d)	**8,446**	7,889	7
Equivalent per million total units (boe/d)	**452**	435	4
Average Selling Price (before hedges)			
Oil and liquids ($/bbl)	**50.79**	39.96	27
Natural gas ($/mcf)	**6.75**	6.26	8
Wells Drilled, Net	**11.7**	9.9	18
Undeveloped Land at Period End (thousand net acres)	**374**	405	(8)

Notes: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe).

Average daily production per million total units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

PRODUCTION

Natural gas production volumes averaged 29.10 million cubic feet per day in first quarter 2005, a gain of seven percent from the corresponding period of 2004 and one percent from the preceding quarter. Production gains came from exploration and development programs at Zargon's principal gas property located at Jarrow in the Alberta Plains and from West Central Alberta exploration initiatives at Highvale, Pembina and selected properties in the Peace River Arch.

Oil and liquids production of 3,596 barrels per day in the 2005 first quarter showed a seven percent increase over the 2004 first quarter and a one percent decline from the preceding quarter. The year-over-year gains came from 2004 Williston Basin acquisition and exploitation initiatives. Despite a very limited first quarter 2005 oil drilling program, the Williston Basin's low decline waterflood projects and production additions from the fourth quarter 2004 drilling program maintained essentially stable production volumes in the 2005 first quarter.

CAPITAL EXPENDITURES*

During the first quarter of 2005, Zargon drilled 13 gross wells (11.7 net) that delivered 8.7 net natural gas wells, 2.0 net oil wells and 1.0 net dry hole for a 91 percent success ratio. Natural gas wells drilled in the first quarter include 6.3 net wells at Jarrow in the Alberta Plains plus 2.4 net wells at Pembina in West Central Alberta. The first quarter's 2.0 net oil wells at Pinto and Weyburn were both development wells in the Williston Basin.

A full roster of 24 wells is scheduled for the 2005 spring–summer field program with 12 wells planned in the Alberta Plains and six West Central Alberta locations in Pembina, Highvale and the Peace River Arch. Two of the Alberta Plains locations are Taber oil targets while the balance of the Alberta locations are targeting natural gas. Six wells are scheduled for Williston Basin oil targets including five horizontals at Steelman, Pinto, Ralph and Elswick in Southeast Saskatchewan and at Haas, North Dakota.

Crown land sale prices have continued to escalate in the current environment of high industry activity and Zargon has continued to post land and bid at Crown sales, but on a selected basis. Land expiries in the first quarter 2005 of approximately 13 thousand net acres were almost wholly offset by land purchases. Zargon's undeveloped land inventory at March 31, 2005 totalled 374 thousand net acres.

Because of the property market's current high valuation levels, Zargon's acquisitions in the first quarter of 2005 were limited to five small transactions in the Williston Basin with an aggregate cost of $0.62 million. The interests acquired were at the Ralph and Elswick properties in Southeast Saskatchewan and at the Truro property in North Dakota.

GUIDANCE*

In the March 15, 2005 press release announcing the 2004 annual results, first half 2005 production guidance for the Trust was set at 8,500 barrels of equivalent per day based on estimates of 29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids. The first quarter results of 8,446 barrels of equivalent per day (29.10 million cubic feet per day of natural gas and 3,596 barrels per day of oil and liquids) were within one percent of these guidance levels.

Due to the combined effects of an early spring and the high levels of competition for field services, Zargon deferred some first quarter exploration and development capital programs into the second and third quarters of this year. Based on the impact of these capital program delays combined with the seasonal spring production curtailments due to road bans and facility turnarounds, the Trust now anticipates that the production for the 2005 second quarter will average 8,250 barrels of equivalent per day comprised of 28.50 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids. With the mid-May commencement of our expanded spring and summer drilling programs, the Trust is forecasting that second half 2005 production volumes will exceed 8,500 barrels of equivalent per day (29.25 million cubic feet per day of natural gas and 3,625 barrels per day of oil and liquids). These forecasts are premised on the Trust's internally funded $40

million 2005 exploration and development capital program, which will emphasize Williston Basin oil exploitation and Alberta Plains natural gas exploration and development.

The aforementioned production guidance volumes do not include an allowance for 2005 property or corporate acquisition programs that would be funded on an opportunistic basis by bank debt or possibly equity issues. Zargon's acquisition initiatives will continue to be focused on acquiring underdeveloped oil properties (particularly in the Williston Basin) or undeveloped natural gas prospective lands that provide Zargon exploration and development opportunities to sustain production and reserves on a per unit basis, while distributing 50 percent of the Trust's cash flows attributed to the outstanding unitholders.

* Please see comments on *"Forward-Looking Statements"* on the last page of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of May 11, 2005.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the three months ended March 31, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. The comparative figures referred to in the consolidated financial statements and this MD&A include the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE FIRST QUARTER

- During the first quarter of 2005, the Trust realized record cash flow of $17.48 million and declared monthly distributions of $0.14 per trust unit with a total of $6.60 million ($0.42 per trust unit) paid or declared distributable to unitholders, resulting in a payout ratio of 38 percent of cash flow or 45 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices received (before risk management losses) for oil and liquids rose to $50.79 per barrel and natural gas rose to $6.75 per thousand cubic feet, an eight percent and four percent increase, respectively from the fourth quarter of 2004. Production of 8,446 barrels of oil equivalent was relatively unchanged from the fourth quarter of 2004.

- During the first quarter of 2005, the Trust drilled 13 gross wells (11.7 net) with a 91 percent success rate. Total capital expenditures were $10.69 million for the quarter.

- The Trust continues to maintain a strong balance sheet with a combined debt and working capital deficiency of $22.44 million (excluding unrealized risk management liability), which represents just under four months of the first quarter 2005 annualized cash flow.

FINANCIAL ANALYSIS

In the first quarter of 2005, Zargon reported record levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2005 revenue of $34.12 million was four percent above $32.90 million in fourth quarter 2004 and 23 percent above $27.70 million in first quarter 2004. During the first quarter 2005, commodity prices continued their strength and accounted for the majority of the year-over-year quarterly revenue difference. Cash flow from operations in first quarter 2005 of $17.48 million was 14 percent above the preceding quarter and 11 percent above first quarter 2004. Net earnings for first quarter 2005 of $5.14 million were four percent below the preceding quarter and seven percent below the prior year first quarter.

Natural gas production increased by one percent in first quarter 2005 to 29.10 million cubic feet per day from 28.93 million cubic feet per day in fourth quarter 2004 and was seven percent above the 2004 first quarter. As part of Zargon's sustainability strategy, the natural gas drilling program continues to offset natural gas declines. Oil and liquids production during the first quarter of 2005 was 3,596 barrels per day which is slightly below the 2004 fourth quarter amount of 3,618 barrels per day and seven percent above the first quarter of 2004. The year-over-year increase in oil and liquids production is primarily due to the July 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area. On a barrel of oil equivalent basis, Zargon produced 8,446 barrels of equivalent per day, which is relatively unchanged from the 8,440 barrels of equivalent per day in the fourth quarter of 2004 and a seven percent increase when compared to the first quarter of 2004.

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of working interest production in order to partially offset the effects of large price fluctuations. Because our risk management strategy is protective in nature and is designed to guard the Trust against extreme effects on cash flow from sudden falls in prices and revenues, upward price trends tend to produce overall losses. Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges as at March 31, 2005, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at that time. Thus, the 2005 first quarter's high oil and natural gas prices brought about a realized risk management loss of $0.79 million that compares to a $1.56 million realized loss in fourth quarter 2004 and a $0.27 million realized loss in first quarter 2004. The unrealized risk management loss for the first quarter of 2005 was $2.26 million. Zargon's

commodity risk management positions are fully described in note 9 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge, were $8.04 million for the first quarter of 2005, an increase of two percent from the preceding quarter and an increase of 36 percent from $5.92 million in the first quarter of 2004. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates ranged from 21.4 percent in first quarter 2004 to 23.8 percent in fourth quarter 2004 and 23.5 percent in the first quarter of 2005. The higher royalty rates in the fourth quarter of 2004 and the first quarter of 2005 compared to the first quarter of 2004 are a result of adjustments related to prior periods and Zargon expects that its royalty rate will approximate 23 percent in 2005 based on current prices and production rates.

On a unit of production basis, production costs of $7.74 per barrel of equivalent in the first quarter of 2005 compare with $8.09 in the preceding quarter and $6.43 in the first quarter of 2004. The containment of this trend to increased per unit operating costs will be a key ongoing initiative for Zargon during this current period of increasing industry-wide cost pressures.

Operating Netbacks

	2005		2004	
Three months ended March 31	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**50.79**	**6.75**	39.96	6.26
Realized risk management loss	**(2.83)**	**0.05**	(1.93)	0.13
Royalties	**(11.67)**	**(1.63)**	(8.30)	(1.37)
Production costs	**(10.34)**	**(0.97)**	(9.29)	(0.72)
Operating netbacks	**25.95**	**4.20**	20.44	4.30

Net of recoveries, general and administrative expenses were $1.72 per barrel of equivalent in first quarter 2005 compared to $1.71 in the preceding quarter and $1.34 in first quarter 2004. Increased salaries and addition of staff, increased regulatory reporting costs and fees as well as costs related to operating in a trust format have caused the upward cost pressures on general and administrative expense on a per unit of production basis.

Expensing of unit-based compensation in the first quarter of 2005 was $0.33 million, a 54 percent decrease from the previous quarter. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has assessed the impact on 2004 unit-based compensation expense, and there is no significant impact. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model.

Interest expense in the first quarter was $0.18 million, $0.03 million lower than the previous quarter amount of $0.21 million and an increase of $0.10 million from $0.08 million in the first quarter of 2004. The primary reason for the increase on a year-over-year basis is the increase in average bank indebtedness.

Capital and current income taxes increased $0.13 million to $0.44 million from the fourth quarter of 2004 and $0.32 million when compared to the first quarter of 2004. The primary reason for this increase is due to current income taxes being incurred related to the Trust's United States operations as a result of the increasing profitability of those operations due to high commodity prices.

Trust Netbacks

Three months ended March 31 ($/boe)	**2005**	2004
Petroleum and natural gas revenue	**44.90**	38.59
Realized risk management loss	**(1.04)**	(0.38)
Royalties	**(10.57)**	(8.25)
Production costs	**(7.74)**	(6.43)
Operating netbacks	**25.55**	23.53
General and administrative	**(1.72)**	(1.34)
Interest	**(0.24)**	(0.12)
Capital and current income taxes	**(0.58)**	(0.16)
Cash flow netbacks	**23.01**	21.91
Depletion and depreciation	**(11.53)**	(8.66)
Unrealized risk management loss	**(2.97)**	-
Accretion of asset retirement obligations	**(0.39)**	(0.36)
Unit/stock-based compensation	**(0.43)**	(0.13)
Unrealized foreign exchange	**(0.07)**	0.06
Future income taxes	**0.42**	(5.11)
Earnings before non-controlling interest	**8.04**	7.71

Depletion and depreciation expense for the first quarter of 2005 increased 13 percent to $8.76 million, compared to $7.77 million in the prior quarter, and 41 percent when compared to the first quarter of 2004. On a per barrel of equivalent basis, the depletion and depreciation rates were $11.53, $10.00 and $8.66 for the first quarter of 2005 and the fourth and first quarters of 2004, respectively. In the first quarter 2005 approximately $1.10 million ($1.45 on a per barrel of equivalent basis) of depletion and depreciation expense is attributable to the increase in the property and equipment balance from the conversion of exchangeable shares due to the application of EIC-151 and the remainder is due to the increase in asset retirement obligations and finding, development and acquisition costs for new reserves.

The provision for accretion of asset retirement obligations for the first quarter 2005 was $0.29 million, relatively unchanged from $0.28 million in the fourth quarter 2004 and 14 percent higher than the first quarter 2004. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through the drilling program and the 2004 acquisition of Southeast Saskatchewan properties in the Williston Basin core area.

Cash flow from operations in first quarter 2005 of $17.48 million was $2.12 million, or 14 percent higher than the preceding quarter and $1.75 million, or 11 percent higher than the prior year first quarter. The gain in cash flow over the preceding quarter was primarily due to increased commodity pricing and the resulting increased revenue. With the prior year quarterly comparison, commodity prices received on a barrel of equivalent basis were 16 percent higher and production volumes were seven percent higher. Cash flow on a per diluted unit basis was $0.93 for the first quarter of 2005, a 13 percent increase from the prior quarter and an 11 percent increase from the first quarter of 2004 which tracks the changes in cash flow for the respective periods.

The provision for recovery of future taxes was $0.32 million for the first quarter of 2005 compared to a provision for future taxes of $0.57 million in the prior quarter and $3.67 million in the first quarter of 2004. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust. Also impacting the first quarter of 2005 was the future tax impact of unrealized risk management losses of $0.88 million. Excluding the future tax impact of unrealized risk management losses, for the 2005 first quarter, future taxes were six percent of before tax earnings, which compares respectively with the 2004 fourth quarter and 2004 first quarter rates of eight percent and 39 percent.

On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either a non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as a non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity. In accordance with the transitional provisions of EIC-151, the Trust adopted this standard as at December 31, 2004 and has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $8.90 million on the Trust's consolidated balance sheet as at March 31, 2005. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $0.97 million in 2005. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2005 resulted in an increase in property and equipment of $15.15 million, an increase in unitholders' equity by $12.81 million, and an increase in future income tax liability of $3.94 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $26.43 million, accumulated depletion and depreciation by $1.10 million, unitholders' equity and non-controlling interest by $22.33 million, future income tax liability by $6.94 million and an allocation of net earnings to exchangeable shareholders' of $2.84 million.

Net earnings of $5.14 million for the first quarter of 2005 were four percent below $5.33 million in the preceding quarter and seven percent below $5.54 million in first quarter 2004. The net earnings reflect the same trends as the cash flow from operations for the respective periods modified by the previously discussed impacts of the additional charges for depletion and depreciation, unrealized risk management losses, unit-based compensation and non-controlling interest booked in the last half of 2004 and the 2005 first quarter.

Capital Expenditures

Three months ended March 31 ($ million)	**2005**	2004
Undeveloped land	**0.86**	1.08
Geological and geophysical (seismic)	**0.83**	1.42
Drilling and completion of wells	**6.27**	5.06
Well equipment and facilities	**2.11**	1.78
Exploration and development	**10.07**	9.34
Property acquisitions	**0.62**	0.43
Total capital expenditures	**10.69**	9.77

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $10.69 million were 30 percent lower than $15.25 million expended in the prior year fourth quarter which tends to be a very active quarter due to the fall drilling program. Field related drilling, completion and facility expenses of $8.38 million were 23 percent higher than the prior year's first quarter field related capital program. During the first quarter of 2005, 11.7 net wells were drilled compared to 16.1 net wells in the fourth quarter of 2004 and 9.9 net wells in the first quarter of 2004. Undeveloped land purchases decreased 20 percent when compared to the first quarter of 2004 as Crown land sales continued to be at high price levels that Zargon does not find commensurate with the risks involved. Cash flow from operations in the current quarter of $17.48 million, proceeds from the exercise of trust unit rights of $0.81 million and the increase in bank indebtedness of $4.00 million covered the capital program and the cash distributions to the unitholders. At March 31, 2005, the Trust maintained its strong balance sheet with bank indebtedness of $18.23 million and a total working capital deficit (excluding unrealized risk management losses) of $22.44 million, which represents slightly less than four months of the first quarter 2005 annualized cash flow.

As at May 11, 2005, Zargon had 15.951 million trust units and 2.643 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.04883, there would be 18.723 million total trust units outstanding at this date. Pursuant to the trust unit rights incentive plan, there are currently an additional 0.533 million trust unit rights issued and outstanding.

Capital Sources

Three months ended March 31 ($ million)	**2005**	2004
Cash flow from operations	**17.48**	15.73
Changes in working capital and other	**(5.00)**	(3.65)
Change in bank indebtedness	**4.00**	(3.30)
Cash distributions	**(6.60)**	-
Issuance of trust units/shares related to exercise of trust unit rights/stock options	**0.81**	0.99
Total capital sources	**10.69**	9.77

OUTLOOK

Zargon continues to be well positioned to meet its objectives as a sustainable trust. It continues to have a very strong balance sheet, 374 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry continue to enjoy a period of high commodity prices but along with this pricing environment, upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined approach that has served us well to date. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

SUMMARY OF QUARTERLY RESULTS

	2004				**2005**
	Q1	Q2	Q3	Q4	**Q1**
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90	**34.12**
Net earnings ($ million) *(note 1)*	5.54	5.54	4.22	5.33	**5.14**
Net earnings per diluted unit ($) *(note 1)*	0.30	0.29	0.28	0.34	**0.32**
Cash flow ($ million)	15.73	16.53	16.13	15.36	**17.48**
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82	**0.93**
Cash distributions ($ million)	-	-	4.27	6.43	**6.60**
Cash distributions paid or declared per unit ($)	-	-	0.28	0.42	**0.42**
Total assets ($ million) *(note 1)*	186.18	189.80	215.23	226.96	**245.20**
Bank debt ($ million)	3.67	-	9.77	14.23	**18.23**
Daily production (boe)	7,889	8,150	8,405	8,440	**8,446**
Average realized commodity price before risk management losses ($/boe)	38.59	41.75	41.91	42.36	**44.90**
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78	**23.01**

	2003			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	29.19	24.20	23.76	24.51
Net earnings ($ million) *(note 1)*	6.65	9.17	4.44	4.10
Net earnings per diluted unit ($) *(note 1)*	0.36	0.50	0.24	0.22
Cash flow ($ million)	15.23	13.53	12.34	13.24
Cash flow per diluted unit ($)	0.84	0.74	0.67	0.72
Total assets ($ million) *(note 1)*	165.12	165.98	172.81	181.05
Bank debt ($ million)	20.78	11.47	8.92	6.98
Daily production (boe)	7,060	7,222	7,470	8,020
Average realized commodity price before risk management losses ($/boe)	45.94	36.82	34.57	33.22
Cash flow netback ($/boe)	23.96	20.58	17.96	17.95

Note 1: Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

ADDITIONAL INFORMATION

Additional information regarding the Trust and its business operations, including the Trust's Renewal Annual Information Form for December 31, 2004, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 11, 2005

ZARGON ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

($ thousand) (unaudited)	**March 31, 2005**	December 31, 2004
ASSETS		
Current		
Accounts receivable	**16,400**	14,275
Prepaid expenses and deposits	**1,789**	2,953
	18,189	17,228
Property and equipment, net (note 3)	**227,011**	209,736
	245,200	226,964
LIABILITIES		
Current		
Bank indebtedness	**18,225**	14,230
Accounts payable and accrued liabilities	**20,179**	24,153
Cash distributions payable	**2,224**	2,210
Unrealized risk management liability (note 9)	**2,256**	-
	42,884	40,593
Asset retirement obligations (note 4)	**14,834**	14,390
Future income taxes	**45,478**	41,830
	103,196	96,813
NON-CONTROLLING INTEREST		
Exchangeable shares (note 2)	**8,896**	9,529
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital (note 5)	**59,661**	45,755
Contributed surplus (note 5)	**1,214**	1,170
Accumulated earnings	**89,539**	84,399
Accumulated cash distributions (note 10)	**(17,306)**	(10,702)
	133,108	120,622
	245,200	226,964

See accompanying notes.

ZARGON ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

Three months ended March 31 (unaudited) ($ thousand, except per unit amounts)	**2005**	2004
Revenue		
Petroleum and natural gas revenue	**34,124**	27,704
Unrealized risk management loss (note 9)	**(2,256)**	-
Realized risk management loss (note 9)	**(785)**	(273)
Royalties (net of Alberta Royalty Tax Credit)	**(8,035)**	(5,923)
	23,048	21,508
Expenses		
Production	**5,884**	4,615
General and administrative	**1,308**	962
Unit/stock-based compensation (note 5)	**326**	91
Interest	**184**	85
Unrealized foreign exchange (gain) loss	**54**	(41)
Accretion of asset retirement obligations (note 4)	**294**	259
Depletion and depreciation	**8,764**	6,217
	16,814	12,188
Earnings before income taxes	**6,234**	9,320
Income taxes		
Future	**(319)**	3,667
Current	**444**	114
	125	3,781
Earnings for the period before non-controlling interest	**6,109**	5,539
Non-controlling interest – exchangeable shares (note 2)	**(969)**	-
Net earnings for the period	**5,140**	5,539
Accumulated earnings, beginning of period		
As previously reported	**84,399**	70,125
Retroactive application of change in accounting policy	**-**	(120)
As restated	**84,399**	70,005
Accumulated earnings, end of period	**89,539**	75,544
Net earnings per unit/per common share (note 6)		
Basic	**0.33**	0.31
Diluted	**0.32**	0.30

See accompanying notes.

ZARGON ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31 (unaudited) ($ thousand)	2005	2004
Operating activities		
Net earnings for the period	**5,140**	5,539
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares	**969**	-
Unrealized risk management loss (note 9)	**2,256**	-
Depletion and depreciation	**8,764**	6,217
Accretion of asset retirement obligations	**294**	259
Unit/stock-based compensation	**326**	91
Unrealized foreign exchange (gain) loss	**54**	(41)
Future income taxes	**(319)**	3,667
	17,484	15,732
Asset retirement expenditures	**(62)**	(42)
Changes in non-cash working capital	**(1,556)**	(312)
	15,866	15,378
Financing activities		
Advances (repayment) of bank indebtedness	**3,995**	(3,303)
Cash distributions to unitholders	**(6,604)**	-
Exercise of unit rights/stock options	**813**	994
Changes in non-cash working capital	**77**	-
	(1,719)	(2,309)
Investing activities		
Additions to property and equipment	**(10,685)**	(9,768)
Changes in non-cash working capital	**(3,462)**	(3,301)
	(14,147)	(13,069)
Change in cash, and cash end of period	**-**	-

See accompanying notes.

ZARGON ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005 and 2004 (unaudited)

1. NATURE OF THE ORGANIZATION AND BASIS OF PRESENTATION

Organization

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

Basis of Presentation

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2004.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information.

2. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 482,000 exchangeable shares were converted into 500,000 trust units based on the exchange ratio at the time of conversion. At March 31, 2005, the exchange ratio was 1.04292 trust units per exchangeable share.

Non-Controlling Interest - Exchangeable Shares	**March 31, 2005**	
(thousand, except exchange ratio)	**Number of Shares**	**Amount ($)**
Non-controlling interest exchangeable shares issued		
Balance, beginning of year	**3,186**	**9,529**
Earnings attributable to non-controlling interest	**-**	**969**
Exchanged for trust units at book value and including earnings attributed since beginning of year	**(482)**	**(1,602)**
Balance, end of period	**2,704**	**8,896**
Exchange ratio, end of period	**1.04292**	
Trust units issuable upon conversion of exchangeable shares, end of period	**2,820**	

For the year ended December 31, 2004 the Trust retroactively applied EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

Immediately prior to the July 15, 2004 Plan of Arrangement the Company had $45.14 million in share capital. Upon conversion to the Trust structure these amounts were allocated $36.22 million to trust units and $8.92 million to exchangeable shares, based on the terms of the Arrangement.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	**Zargon Oil & Gas Ltd. Common Shares**	**Zargon Energy Trust Units**	**Zargon Oil & Gas Ltd. Exchangeable Shares**	**Total**
Immediately prior to July 15, 2004 Plan of Arrangement	**45,136**			
Plan of Arrangement July 15, 2004	**(45,136)**	**36,219**	**8,917**	
	-	**36,219**	**8,917**	**45,136**
Issued on redemption of exchangeable shares at book value	**-**	**1,155**	**(1,155)**	**-**
Effect of EIC-151	**-**	**8,381**	**1,767**	**10,148**
Balance at December 31, 2004	**-**	**45,755**	**9,529**	**55,284**
Issued on redemption of exchangeable shares at book value	**-**	**1,174**	**(1,174)**	**-**
Effect of EIC-151	**-**	**11,637**	**541**	**12,178**
Unit-based compensation recognized	**-**	**282**	**-**	**282**
Unit rights exercised for cash	**-**	**813**	**-**	**813**
Balance at March 31, 2005	**-**	**59,661**	**8,896**	**68,557**

3. **PROPERTY AND EQUIPMENT**

($ thousand)		**March 31, 2005**	
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum, natural gas properties and other equipment	**307,729**	**106,044**	**201,685**
Adjustment due to conversion of exchangeable shares	**26,426**	**1,100**	**25,326**
	334,155	**107,144**	**227,011**

($ thousand)		March 31, 2004	
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment	248,774	77,198	171,576
	248,774	77,198	171,576

As a result of shareholders redeeming exchangeable shares, property and equipment increased $15.14 million in the first three months of 2005, in addition to the $11.28 million increase recorded in 2004. The effect of these increases has resulted in additional depletion and depreciation expense recorded in the 2005 first quarter of approximately $1.10 million.

4. **ASSET RETIREMENT OBLIGATIONS**

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	March 31, 2005	2004
Balance, beginning of year	**14,390**	12,194
Liabilities incurred	**207**	137
Liabilities settled	**(62)**	(42)
Accretion expense	**294**	259
Other	**5**	(79)
Balance, end of period	**14,834**	12,469

5. **UNITHOLDERS' EQUITY**

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 2) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units	**March 31, 2005**	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Balance, beginning of year	**15,341**	**45,755**
Unit rights exercised for cash	**46**	**813**
Unit-based compensation recognized	**-**	**282**
Issued on conversion of exchangeable shares	**500**	**12,811**
Balance, end of period	**15,887**	**59,661**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (note 2) is 18.71 million units.

A summary of the Company's share capital account for the first three months of 2004 is as follows:

Common Shares of Zargon Oil & Gas Ltd.	March 31, 2004	
(no par value) (thousand)	Number of Shares	Amount ($)
Shares issued		
Balance, beginning of year	17,992	42,200
Stock options exercised for cash	246	994
Stock-based compensation recognized	-	19
Balance, end of period	18,238	43,213

Contributed Surplus

The following table summarizes information about the Trust's contributed surplus account:

Contributed Surplus	**March 31,**	
($ thousand)	**2005**	2004
Balance, beginning of year	**1,170**	264
Unit/stock-based compensation expense	**326**	91
Unit/stock-based compensation recognized on exercise of unit rights/stock options	**(282)**	(19)
Balance, end of period	**1,214**	336

Compensation Plans

Trust Unit Rights Incentive Plan and Unit-based Compensation

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan vest over a three-year period and expire five years from the grant date. No unit rights were granted in the first three months of 2005.

The Plan allows for the exercise price of rights to be reduced in future periods by a number of factors. The unit-based compensation expense arising from unit rights granted upon and subsequent to, the July 15, 2004 Plan of Arrangement were originally calculated using the intrinsic value method. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques have recently been developed utilizing the Black-Scholes option-pricing model for such unit rights grants. Zargon has reassessed the previous unit-rights grants under this fair value model and there is no significant impact on 2004 unit-based compensation expense. Zargon will continue to use fair value methodologies, where possible, for future unit rights grants.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	March 31, 2005	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	579	17.79
Unit rights exercised	(46)	17.70
Outstanding at end of period	533	17.80
Unit rights exercisable at period end	149	17.81

Stock Option Plan and Stock-based Compensation

Prior to the Plan of Arrangement, the Company calculated the value of stock-based compensation for its predecessor stock-option plan using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant. This stock-option plan ceased to exist at the July 15, 2004 Plan of Arrangement.

A summary of the Company's predecessor stock option plan prior to the Plan of Arrangement is as follows:

	March 31, 2004	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	1,297	7.05
Granted	430	16.00
Exercised	(246)	4.04
Cancelled	(9)	9.61
Outstanding at end of period	1,472	10.15
Options exercisable at period end	739	6.99

6. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS/SHARES

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method. Comparative amounts reflect the basic and diluted calculation of the common shares of Zargon Oil & Gas Ltd.

(thousand)	Three Months Ended March 31, 2005	2004
	(units)	(shares)
Basic	**15,578**	18,140
Diluted	**18,808**	18,725

7. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended March 31, 2005	2004
Petroleum and Natural Gas		
Canada	**29,457**	24,369
United States	**4,667**	3,335
Total	**34,124**	27,704
Net Capital Expenditures		
Canada	**10,643**	9,458
United States	**42**	310
Total	**10,685**	9,768
Total Assets		
Canada	**216,688**	162,475
United States	**28,512**	23,704
Total	**245,200**	186,179

8. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended March 31, 2005	2004
Cash interest paid	**218**	74
Cash taxes paid	**444**	139

9. FINANCIAL INSTRUMENTS

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at March 31, 2005 as follows:

	Volume	Rate	Price	Range of Terms
Financial Contracts				
Designated as Hedges				
Oil swaps	110,000 bbl	400 bbl/d	$44.05 US/bbl	Apr. 1/05–Dec. 31/05
Oil collars	27,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Apr. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Financial Contracts				
Not Designated as Hedges				
Oil swaps	55,200 bbl	300 bbl/d	$45.70 US/bbl	Jul. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$48.50 US/bbl	Jan. 1/06–Jun. 30/06
	36,800 bbl	200 bbl/d	$51.12 US/bbl	Jul. 1/06–Dec. 31/06
Oil collars	36,200 bbl	200 bbl/d	$40.00 US/bbl Put $49.05 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	428,000 gj	2,000 gj/d	$6.52/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	302,000 gj	2,000 gj/d	$6.50/gj Put $8.80/gj Call	Nov. 1/05–Mar. 31/06
	302,000 gj	2,000 gj/d	$7.00/gj Put $9.35/gj Call	Nov. 1/05–Mar. 31/06
Physical Contracts				
Natural gas swaps	214,000 gj	1,000 gj/d	$6.71/gj	Apr. 1/06–Oct. 31/06
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

Risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. The realized losses for the first quarter of 2005 were $0.79 million (2004 - $0.27 million). At March 31, 2005 an additional $4.47 million would have been required to settle the above designated hedge contracts. Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements.

For risk management contracts entered into after December 31, 2004, the Trust does consider these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at that time. The unrealized losses for the first quarter of 2005 were $2.26 million (2004 – nil). These instruments have been recorded as a liability in the interim consolidated balance sheet.

10. ACCUMULATED CASH DISTRIBUTIONS

During the three month period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $6.60 million in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
January 2005	January 31, 2005	February 15, 2005	$0.14
February 2005	February 28, 2005	March 15, 2005	$0.14
March 2005	March 31, 2005	April 15, 2005	$0.14

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

ZARGON OIL & GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President,
Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbols:
ZAR.UN - trust units
ZOG.B - exchangeable shares

Transfer Agent

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of May 11, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ZARGON ENERGY TRUST

Annual Meeting of Unitholders of Zargon Energy Trust

April 28, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

MATTERS VOTED UPON

General Business	<u>*Outcome of Vote*</u>
1. Fixing the number of directors of Zargon Oil & Gas Ltd. to be elected at the meeting at 9 members.	Carried
2. The election as directors for the ensuing year of the 9 nominees proposed by Management in the Information Circular – Proxy Statement dated March 24, 2005.	Carried

(a) C.H. Hansen

(b) K. James Harrison

(c) H. Earl Joudrie

(d) Kyle D. Kitagawa

(e) John O. McCutcheon

(f) Jim Peplinski

(g) J. Graham Weir

(h) William J. Whelan

(i) Grant A. Zawalsky

3. The appointment of Ernst & Young, LLP, Chartered Accountants, as the auditors and to authorize the directors to fix their remuneration as such.	Carried

FOR IMMEDIATE RELEASE: May 3, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.04883 to 1.05510. This increase will be effective on May 16, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
April 30, 2005	1.04883	$0.14	$23.41348	0.00627	May 16, 2005	1.05510

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.951 million trust units (ZAR.UN) and 2.643 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the May 16, 2005 revised exchange ratio there would be a total of 18.740 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: April 18, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS APRIL 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of April in the amount of Cdn. $0.14 per trust unit will be paid on May 16, 2005 to unitholders of record on April 30, 2005. The ex-distribution date is April 27, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.951 million trust units (ZAR.UN) and 2.643 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the April 15, 2005 revised exchange ratio there would be a total of 18.723 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: April 4, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.04292 to 1.04883. This increase will be effective on April 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
March 31, 2005	1.04292	$0.14	$24.68829	0.00591	April 15, 2005	1.04883

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.887 million trust units (ZAR.UN) and 2.704 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the April 15, 2005 revised exchange ratio there would be a total of 18.723 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON ENERGY TRUST

Notice of
Annual Meeting of Unitholders
to be held on Thursday, April 28, 2005

The annual meeting of the unitholders of Zargon Energy Trust will be held in the Imperial Room of the Hyatt Regency Calgary, 700 Centre Street SE, Calgary, Alberta on Thursday, April 28, 2005 at 2:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2004, together with the report of the auditors;

2. fix the number of directors of Zargon Oil & Gas Ltd. to be elected at the meeting at 9 members;

3. elect nine directors of Zargon Oil & Gas Ltd.;

4. appoint the auditors and to authorize the directors to fix their remuneration as such; and

5. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 24, 2005 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 24th day of March, 2005.

By order of the Board of Directors of
Zargon Oil & Gas Ltd.

(signed) Craig H. Hansen
President and Chief Executive Officer

ZARGON ENERGY TRUST

Information Circular - Proxy Statement
for the Annual Meeting to be held on April 28, 2005

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual meeting of the unitholders of Zargon Energy Trust to be held on Thursday, April 28, 2005 in the Imperial Room of the Hyatt Regency Calgary, located at 700 Centre Street SE, Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 24, 2005 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders being trust units and special voting units. Each trust unit outstanding on the record date is entitled to one vote. A single special voting unit was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, Zargon Oil & Gas Ltd. ("Zargon") in connection with a plan of arrangement which was effective July 15, 2004. This special voting unit is entitled to the number of votes equal to the number of trust units for which each exchangeable share is convertible into on the record date. The trust units and the special voting units vote together as a single class on all matters. Valiant Trust Company is required to vote the special voting units in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of Zargon. **As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting.** To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication. ADP mails a scannable

voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your units. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to ADP well in advance of the meeting in order to have the trust units voted.

Voting By Holders Of Exchangeable Shares

Valiant Trust Company holds one special voting unit. The special voting unit is entitled to a number of votes at the meeting equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's exchangeable shares. A voting direction is the means by which you may authorize the voting of your voting rights at the meeting. Valiant Trust Company will exercise each vote only as you directed on the voting direction. In the absence of your instructions to voting, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" that has been provided to holders of exchangeable shares with this information circular – proxy statement.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide instructions your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 24, 2005, there were 15,877,814 trust units and one special voting unit, entitled to a total of 2,829,256 issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of exchangeable shares you are effectively entitled to 1.04292 votes for each exchangeable share you own. As at March 24, 2005, there were 2,712,822 exchangeable shares issued and outstanding which are effectively entitled to 2,829,256 votes.

To the knowledge of our directors and officers, as at March 24, 2005 no person or company beneficially owned, directly or indirectly, or exercised control or direction, trust units or exchangeable shares entitled to more than 10% of the votes which may be cast at the meeting.

As at March 24, 2005, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,143,641 trust units or approximately 7.2% of the issued and outstanding trust units, 1,172,020 exchangeable shares or approximately 43.2% of the issued and outstanding exchangeable shares or approximately 12.6% of the votes to be cast at the meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the unitholders will be asked to fix the number of directors of Zargon to be elected at the meeting at 9 members and to elect 9 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 9 members, and in favour of the election as directors of the 9 nominees set forth below:

Craig H. Hansen
K. James Harrison
H. Earl Joudrie
Kyle D. Kitagawa
John O. McCutcheon
Jim D. Peplinski
J. Graham Weir
William J. Whelan
Grant A. Zawalsky

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 24, 2005, were as follows:

Name and Municipality of Residence	Number of Trust Units/Exchangeable Shares Beneficially Owned or Controlled	Year became Director	Principal Occupation
John O. McCutcheon Vancouver, British Columbia	223,351/387,949	1987	Chairman of the Board
Craig H. Hansen Calgary, Alberta	331,607/280,025	1992	President and Chief Executive Officer
K. James Harrison[(3)(4)] Oakville, Ontario	747/47,053	1995	President, K.J. Harrison & Partners Inc.

Name and Municipality of Residence	Number of Trust Units/Exchangeable Shares Beneficially Owned or Controlled	Year became Director	Principal Occupation
H. Earl Joudrie[3] Toronto, Ontario	208,584/102,882	1989	Corporate Director
Kyle D. Kitagawa[1] Calgary, Alberta	9,851/23,475	2001	Independent Businessman
Jim D. Peplinski [2][4] Calgary, Alberta	24,773/59,026	1997	Managing Partner, Jim Peplinski's Leasemaster; VP Business Development, Calgary Flames Hockey Club
J. Graham Weir [1][2] Calgary, Alberta	80,369/159,329	2003	Independent Businessman
William J. Whelan [1][4] Calgary, Alberta	29,562/65,000	1988	Retired, Private Investor and corporate director
Grant A. Zawalsky[2][3] Calgary, Alberta	15,000/Nil	2000	Partner, Burnet, Duckworth & Palmer LLP

Notes:

(1) Member of the audit committee, which is required under the *Business Corporations Act* (Alberta).
(2) Member of the reserves committee.
(3) Member of the corporate governance committee.
(4) Member of the compensation committee
(5) We do not have an executive committee.

The reserves committee was created in 2004 in accordance with National Instrument 51-101.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

In 2004, the Board of Directors approved a requirement that all directors be required to hold trust units or exchangeable shares with the total value aggregating not less than six times their annual retainer. Directors have until October 29, 2006 to comply with this requirement.

No director has had cease trade or similar regulatory orders or bankruptcy or similar proceedings against directors or companies which they have been directors or officers of within the last 10 years.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Ernst & Young LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors to fix their remuneration as such.

DIRECTORS' AND OFFICERS' COMPENSATION

Determination of Executive Compensation

We have a compensation committee composed of three non-management directors, Jim D. Peplinski, K. James Harrison and William J. Whelan.

Report of Executive Compensation

The compensation committee holds meetings each year for the purpose of reviewing the overall compensation policy. The compensation committee makes specific recommendations to the board of directors on the President and Chief Executive Officer's salary, bonus payments and trust unit rights allocations and directors' compensation. The board of directors reviews all recommendations of the compensation committee before final approval. Any director who is also an officer is excused from the directors' meeting during any discussion of his compensation. The compensation committee also approves the salaries, bonus payments and trust unit rights allocations of all other officers. The compensation committee has retained a nationally recognized compensation consulting firm to assist with gathering compensation information for comparable organization in the oil and natural gas industry. In assessing comparability, the compensation committee reviewed total revenue, production and the number of employees of these organizations relative to ours.

Base Salaries

Our policy with respect to executive compensation is to set a level of combined salary and benefits which make it competitive in attracting and retaining professionals and support staff capable of contributing significantly to our success and enhancement of unitholder value. Salary levels are determined with reference to amounts paid by comparable organizations in the oil and natural gas industry.

Bonuses

The compensation committee may also grant bonuses to officers on the basis of particularly significant contributions made during the year. Bonuses of $261,750 were paid to the five named executive officers with respect to the 2004 fiscal year.

Trust Unit Rights Incentive Plan

We have adopted a Trust Unit Rights Incentive Plan for officers, directors and employees of Zargon Oil & Gas Ltd. which permits the granting of unit rights to purchase up to 10% of the outstanding trust units including the number of trust units which may be issued on the exchange of exchangeable shares. The number of unit rights and the exercise price thereof is set by the board of directors at the time of grant, provided that the exercise price shall not be less than the market price of the units on the stock exchange on which such units are then traded. The unit rights granted under the trust unit rights incentive plan may be exercisable for a period, and may vest at such times as the board of directors may determine at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction.

CEO Compensation

In setting the CEO's base salary, the compensation committee, consistent with our long time policy, has targeted the CEO's base salary at a competitive range for comparable organizations in the oil and gas industry. In setting the CEO's bonus for 2004 the compensation committee reviewed our overall performance in 2004, the CEO's contribution towards this performance and reviewed data with respect to comparable organizations in the oil and natural gas industry. The compensation committee set a bonus for the CEO at $116,000 after considering, among other things, the successful conversion of our operations into a trust structure, record levels of production volumes and cash flows as well as his continued demonstration of implementing our disciplined, focused but conservative business strategy in 2004. In setting the grant of trust unit rights, the compensation committee set the CEO's award at 75,000 trust unit rights. The compensation committee also reviewed this grant and was satisfied that it well within the range of incentive compensation for CEOs in comparable organizations in the oil and gas industry.

Summary

Our compensation policies have allowed us to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The compensation committee and the board of directors will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with our performance.

Report Submitted by the Compensation Committee

Jim D. Peplinski
K. James Harrison
William J. Whelan

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers for the years ended December 31, 2004, 2003 and 2002.

		Annual Compensation				
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)[1]**	**All Other Compensation ($)**
Craig H. Hansen President and Chief Executive Officer	2004 2003 2002	240,000 214,200 208,000	116,000 60,000 2,080	35,375 28,060 23,774	75,000 55,000 75,000	Nil Nil Nil
Brent C. Heagy Vice President, Finance and Chief Financial Officer [2]	2004	54,900	13,750	5,746	33,000	Nil
Mark I. Lake Vice President, Exploration	2004 2003 2002	168,735 160,700 156,000	42,200 29,408 15,600	19,252 14,560 13,632	30,000 25,000 25,000	Nil Nil Nil
Daniel A. Roulston Executive Vice President, Operations	2004 2003 2002	172,500 160,700 156,000	51,800 29,408 18,720	18,477 13,495 12,599	33,000 33,000 25,000	Nil Nil Nil
Kenneth W. Young Vice President, Land	2004 2003 2002	151,935 144,700 140,500	38,000 26,480 16,860	17,863 13,625 12,734	25,000 25,000 23,000	Nil Nil Nil

Notes:
(1) The above securities under options granted were granted pursuant to the Trust Unit Rights Incentive Plan.
(2) Brent C. Heagy commenced employment on September 13, 2004.

Trust Unit Rights Granted During the Year Ended December 31, 2004

The following table sets forth details with respect to all rights granted under the trust unit rights incentive plan to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers during 2004.

Name	Securities under rights granted (#)	Percentage of total rights granted to employees in 2004 (%)	Exercise or base price ($/security)	Market value of securities underlying rights on date of grant ($/security)	Expiration Date
Craig H. Hansen	75,000	15.7%	$17.70	$17.70	January 31, 2009
Brent C. Heagy	33,000	6.9%	$19.25	$19.25	January 31, 2009
Mark I. Lake	30,000	6.3%	$17.70	$17.70	January 31, 2009
Daniel A. Roulston	33,000	6.9%	$17.70	$17.70	January 31, 2009
Kenneth W. Young	25,000	5.2%	$17.70	$17.70	January 31, 2009

The above rights to acquire trust units were granted pursuant to the trust unit rights incentive plan. The right to purchase these units shall vest in three parts, one-third as of January 1, 2005, one-third as of January 1, 2006 and the remaining one-third on January 1, 2007.

The following table outlines the number of trust units issuable upon the exercise of outstanding rights, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under the plan.

	# of trust units to be issued upon exercise of outstanding rights	Weighted-average exercise price of outstanding rights	# of available trust units available for future issuance under the plan
Trust units under Trust Unit Rights Incentive Plan approved by unitholders	579,000	$17.79	1,241,000
Trust units under Trust Unit Rights Incentive Plan not approved by unitholders	Nil	Nil	Nil

The above rights to acquire trust units were granted pursuant to the trust unit rights incentive plan. The right to purchase these units shall vest in their parts, one-third as of January 1, 2005, one-third as of January 1, 2006 and the remaining one-third on January 1, 2007.

Stock Options/Trust Units Rights exercises during the Year Ended December 31, 2004 and Year End Right Values

The following table sets forth with respect to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers, the number of rights exercised and the number of unexercised rights and the value of in-the-money rights based upon the closing price of the trust units of $23.85 on December 31, 2004.

Name	Securities acquired on exercise[(1)] (#)	Aggregate value realized [(1)] ($)	Unexercised stock options at year-end (#) exercisable / unexercisable[(2)]	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable[(2)]
Craig H. Hansen	290,000	2,361,750	0/75,000	0/461,250
Brent C. Heagy	Nil	Nil	0/33,000	0/151,800
Mark I. Lake	125,000	1,106,068	0/30,000	0/184,500
Daniel A. Roulston	158,500	1,477,175	0/33,000	0/202,950
Kenneth W. Young	128,000	1,115,750	0/25,000	0/153,750

Notes:

(1) These relate to stock options of Zargon Oil & Gas Ltd. which were terminated on July 15, 2004.

(2) Related to our trust units. The trust unit rights incentive plan allows for the option to exercise based on the original grant price or on the original grant price less the amount the monthly distributions exceed a stated monthly return (the "Grind" amount). If the above named officers exercised on the Grind amount, the value of the unexercised in-the-money stock options at year-end would have been the following for each named officer: Craig H. Hansen $486,000, Brent C. Heagy $161,370 , Mark I. Lake $194,400, Daniel A. Roulston $213,840 and Kenneth W. Young $162,000.

Employment Contracts

Each of the executive officers is party to an executive employment agreement with Zargon Oil & Gas Ltd. pursuant to which Zargon Oil & Gas Ltd. will make a lump-sum payment to the executive in the event of termination without cause or if the executive elects to terminate his employment within 30 days following a "change of control" (as defined in the employment agreements). The amount of the lump sum payments is equal to 12 to 24 months salary and the cash equivalent of benefits in effect as of the date the termination notice is given

Directors

We pay our outside directors an annual retainer of $10,000 plus a fee of $1,000 for each board meeting, $500 for each telephone board meeting and $500 for each committee meeting. A $7,000 retainer is paid to the chairman of the audit committee, and a $3,000 retainer is paid to the chairmen of the compensation, governance and reserve committees, respectively. In addition, we grant trust unit rights to directors. In accordance with the current policies of the board of directors, the maximum number of trust unit rights granted to outside directors is limited to 1% of the issued and outstanding trust units and exchangeable shares. Directors are also reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

There was a total of 80,000 trust unit rights to acquire trust units granted to 8 of the directors (7 unrelated and one related) pursuant to the trust unit rights incentive plan. The right to purchase these units shall vest in three parts, one-third as of January 1, 2005, one-third as of January 1, 2006 and the remaining one-third on January 1, 2007.

Name	Regular Board Fees		Committee Pay		Total
	Retainer	Meeting Fees	Member	Chair	
John O. McCutcheon	$145,000	Nil	Nil	Nil	$145,000
K. James Harrison	$10,000	$5,000	$2,000	Nil	$17,000
H. Earl Joudrie	$10,000	$6,000	$1,000	$3,000	$20,000
Kyle D. Kitagawa	$10,000	$5,500	$2,500	Nil	$18,000
Jim D. Peplinski	$10,000	$5,500	$1,500	$3,000	$20,000
Byron J. Seaman	$10,000	$6,000	$3,000	Nil	$19,000
J. Graham Weir	$10,000	$6,000	$3,500	$3,000	$22,500
William J. Whelan	$10,000	$6,000	$4,000	$7,000	$27,000
Grant A. Zawalsky	$10,000	$6,000	$1,500	Nil	$17,500

Notes:

(1) Consulting fees of $145,000 were paid to a management company owned by John O. McCutcheon for services provided to Zargon Oil & Gas Ltd.

(2) John O. McCutcheon was granted 22,500 trust unit rights to acquire trust units pursuant to the trust unit rights incentive plan. The right to purchase these units shall vest in three parts, one-third as of January 1, 2005, one-third as of January 1, 2006 and the remaining one-third on January 1, 2007.

Name	**Board of Directors Meeting Attendance** **Attended/Total**	**Committee Meeting Attendance** **Attended/Total**
John O. McCutcheon	10/10	N/A
K. James Harrison	8/10	4/4
H. Earl Joudrie	10/10	2/2
Kyle D. Kitagawa	9/10	5/6
Jim D. Peplinski	9/10	3/3
Byron J. Seaman	10/10	6/6
J. Graham Weir	10/10	7/7
William J. Whelan	10/10	8/8
Grant A. Zawalsky	10/10	3/3

Performance Graph

The following graph illustrates changes from December 31, 1999 to December 31, 2004, in our cumulative unitholder return, assuming an initial investment of $100 in common shares of Zargon Oil & Gas Ltd. in 1999, compared to the S&P/TSX Composite Index, the TSX and Oil & Gas Producers Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.


850
700
550
400
250
100
1999/12
2000/12
2001/12
2002/12
2003/12
2004/12
Zargon Energy Trust
S&P/TSX Composite Index
TSX Oil and Gas Producers Index
S&P/TSX Capped Energy Trust Index

	1999/12	2000/12	2001/12	2002/12	2003/12	2004/12
Zargon Energy Trust (1)	100	148	240	300	450	815
S&P/TSX Composite Index (2)	100	107	94	82	104	119
TSX Oil and Gas Producers Index	100	147	152	176	212	291
S&P/TSX Capped Energy Trust Index (3)	100	153	172	205	299	391

Notes:

(1) The Zargon Energy Trust Unitholder Return has been adjusted for the effective exchange of common shares for trust units in connection with the arrangement completed on July 15, 2004.

(2) The S&P/TSX Composite Index was previously called the TSE 300 Index.

(3) The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following summary also addresses each of the guidelines of the Toronto Stock Exchange with respect to corporate governance including an explanation of any divergence from the stated guidelines.

The board of directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced unitholder value. The Toronto Stock Exchange has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the Toronto Stock Exchange Committee on Corporate Governance. When an issuer's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the Toronto Stock Exchange report are not mandatory and the Toronto Stock Exchange report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada and the major shareholder organizations with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements and good corporate practise.

TSX Corporate Governance Guidelines	Do we comply?	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for: (a) adoption of a strategic planning process; (b) identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; (c) succession planning and monitoring senior management (d) communication policy; and (e) integrity of internal control and management systems.	Yes	The board has full plenary powers and the statutory responsibilities to oversee the conduct of our business and to supervise management which is responsible for the day-to-day conduct of our business. The board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that we meet our objectives on an ongoing basis. The board has acknowledged its responsibility for our stewardship, including responsibility for: • the appointment of executive officers and for succession planning; • the identification of our principal business risks and ensuring the implementation of appropriate systems to manage these risk; • the approval of all financings and significant acquisitions or dispositions; • ensuring the implementation and integrity of

TSX Corporate Governance Guidelines	Do we comply?	Comments
		our internal control and management information system; • the approval and monitoring of our strategic planning; • monitoring compliance with all significant policies and procedures and applicable laws and regulations; and • ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law.
2. Majority of directors should be unrelated.	Yes	Seven of the ten members of the board are unrelated.
3. Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. McCutcheon and Mr. Hansen are considered "inside" and "related" directors as they hold the position of Chairman and President & CEO, respectively. Mr. Zawalsky is considered an "outside", but "related" director as his firm provides certain legal services to us. All of the other directors are considered to be "outside" and "unrelated" directors as we have no business relationship with those directors other than their ownership of trust units and exchangeable shares.
4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes	We have appointed a governance committee whose responsibilities include proposing new board nominees and assessing directors. This committee is composed exclusively of non-management directors, the majority of whom are unrelated.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The governance committee annually assesses the effectiveness of the board, its committees and the individual directors.
6. Provide orientation and education programs for new directors.	Yes	We provide orientation to new directors on an *ad hoc* basis upon them being invited to join the board of directors, based upon the directors background and knowledge of our operations.
7. Examine the size of the board with a view to effectiveness and consider reducing the size of the Board.	Yes	The governance committee annually examines the size of the board with respect to the view of its effectiveness. The governance committee believes that the current size of the board is appropriate at this time.
8. Review compensation of directors in light of risks and responsibilities	Yes	The compensation committee annually reviews compensation of directors and makes a recommendation to the full board with respect to directors compensation.

TSX Corporate Governance Guidelines	Do we comply?	Comments
9. (a) Committees should generally be composed of non-management directors; and	Yes	All committees of the board are composed exclusively of non-management directors.
(b) majority of committee members should be unrelated.	Yes	All committees have a majority of unrelated directors.
10. Appoint a committee responsible for approach to corporate governance issues.	Yes	We have a governance committee which is responsible for establishing and reviewing corporate governance policies and related issues. This committee has three scheduled meetings annually.
11. (a) Define limits to management's responsibilities by developing mandates for: • the board; and • the CEO,	Yes	The President & CEO is accountable to the board for meeting corporate objectives. The board has delegated to the President & CEO the responsibility for the day-to-day management of our business, subject to compliance with plans and objectives approved from time to time by the board.
(b) The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the board.
12. Establish procedures to enable the board to function independently of management.	Yes	The board has functioned, and is of the view that it can continue to function, independently of management. Given our size and the nature of our business, the board does not believe that it is necessary to appoint a Chairman who is not a member of management and who is an "outside" and "unrelated" director. The board and committees regularly meet in the absence of management. An in-camera session, with management not present, is held during each board and committee meeting.
13.(a) Establish an audit committee with a specifically defined mandate.	Yes	The board has established an audit committee which has a defined mandate. This mandate includes: • review of all audited and unaudited financial statements and management discussion and analysis of financial results; • making a recommendation to the board for the appointment of external auditor's as well as reviewing the terms of the external auditor's engagement, including approval of non-audit services, the appropriateness and reasonableness of the auditor's fees and making a recommendation to the board with respect to their approval;

TSX Corporate Governance Guidelines	Do we comply?	Comments
		• review the annual audit plan with the external auditors and management; • review with management and the external auditors any proposed changes in significant accounting policies, the presentation and impact of significant risks and uncertainties and key estimates in judgments of management that may be material to financial reporting; • review of internal control systems; • meeting privately with the external auditors to discuss any issues which may impact upon their ability to complete their work and other matters which are of concern; and • review the appointment of the chief financial officer and other key financial executives involved in financial reporting process.
(b) All members of the audit committee should be non-management directors.	Yes	All of the members of the audit committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at our expense, subject to approval by the governance committee which is composed exclusively of non-management directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2004, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

ADDITIONAL INFORMATION

We undertake to provide, upon request, a copy of our 2004 annual report, containing financial information in the management's discussion and analysis of financial condition and results of operations and the 2004 audited financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to Ernst & Young LLP in 2004. Copies of these documents may be obtained on request without charge from the Vice President and Chief Financial Officer of Zargon Oil & Gas Ltd. at

700, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6, telephone (403) 264-9992 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com.*

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

The contents and the sending of this information circular - proxy statement have been approved by our directors.

Dated: March 24, 2005

ZARGON ENERGY TRUST

FORM OF PROXY
For the Annual Meeting to be held on April 28, 2005

I, ______________________________ of ______________________________, being a unitholder of Zargon Energy Trust hereby appoint John O. McCutcheon, Chairman of Zargon Oil & Gas Ltd., of the City of Vancouver, in the Province of British Columbia, or, failing him, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing, ______________________________ of __________________, as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual meeting of the unitholders of Zargon Energy Trust to be held on April 28, 2005 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

- FOR __________ or AGAINST __________ the resolution fixing the number of directors to be elected at the meeting at nine members;
- FOR __________ or WITHHOLD FROM VOTING FOR __________ the election as directors for the ensuing year of the nine nominees proposed by management in our information circular-proxy statement dated March 24, 2005;
- FOR __________ or WITHHOLD FROM VOTING FOR __________ the appointment of Ernst & Young, LLP, Chartered Accountants, as our auditors and to authorize the directors to fix their remuneration as such;
- At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your trust units will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a unitholder, to attend and to act for you at the meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the unitholder's appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of our management.

DATED this __________ day of ________, 2005

____
Signature of unitholder

____
Name of unitholder (please print)

NOTES:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. If you are an executor, administrator, trustee, etc. you should indicate their capacity.

3. This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the trust units are registered.

4. This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to the attention of our Secretary, c/o Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1, not less than 24 hours before the time for holding the meeting or any adjournment thereof.



310, 606 - 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: inquiries@valianttrust.com

April 4, 2005

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*

Dear Sirs:

**Re: Zargon Energy Trust
Annual General Meeting of Unitholders
To Be Held on April 28, 2005**

In our capacity as the Agent for Zargon Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual general meeting material which was mailed to the unitholders of Zargon Energy Trust, on **March 31, 2005.**

We trust this is satisfactory.

Yours truly,

"Signed"
Concepcion Jalbuena
Manager, Income Trusts

c.c. Zargon Energy Trust
Attn: Ms. Tracy Howard

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **ZARGON ENERGY TRUST** ("TRUST"),
OF	)	THE ANNUAL GENERAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD **APRIL 28, 2005.**

I, CONCEPCION JALBUENA, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MARCH 31, 2005**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON MARCH 24, 2005, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST, COPIES OF EXHIBITS "A" THROUGH "D" AND "F";**

   a) a copy of the NOTICE OF ANNUAL GENERAL MEETING marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR-PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the FORM OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2004 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a 2005 NI51-102 MAILING REQUEST FORM TO NON-REGISTERED UNITHOLDERS/SHAREHOLDERS marked EXHIBIT "E" and identified by me.

   (f) a RETURN ENVELOPE marked EXHIBIT "F" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MARCH 31, 2005 TO EACH INTERMEDIARY HOLDING TRUST UNITS WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 31ST DAY OF MARCH 2005.

'PAM ELLIOTT"	'Signed"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on November 15, 2006	CONCEPCION JALBUENA



ZARGON ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

Burnet, Duckworth & Palmer LLP

G:\043136\0081\Amended and Restated Trust Indenture03.doc

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION 1

1.1 Definitions 1

1.2 Meaning of "Outstanding" 6

1.3 Income Tax Act 6

1.4 Headings 7

1.5 Construction of Terms 7

1.6 References to Acts Performed by the Trust 7

ARTICLE 2 DECLARATION OF TRUST 7

2.1 Settlement of Trust 7

2.2 Declaration of Trust 7

2.3 Name 7

2.4 Nature of the Trust 7

2.5 Legal Entitlements and Restrictions of Unitholders 8

2.6 Liability of Unitholders 8

2.7 Contracts of the Trust 8

2.8 Head Office of Trust 9

ARTICLE 3 ISSUE AND SALE OF TRUST UNITS 9

3.1 Nature and Ranking of Trust Units 9

3.2 Authorized Number of Trust Units 9

3.3 No Fractional Trust Units 9

3.4 Re-Purchase of Initial Trust Units by Trust 9

3.5 Offerings of Trust Units and Indebtedness 9

3.6 Ranking of Trust Units 10

3.7 Trust Units Fully Paid and Non-Assessable 10

3.8 No Conversion, Retraction, Redemption or Pre-Emptive Rights 10

3.9 Consolidation of Trust Units 10

3.10 Non-Resident Ownership Constraint 10

3.11 Special Voting Units 11

ARTICLE 4 INVESTMENTS OF TRUST FUND 11

4.1 Purpose of the Trust 11

4.2 Permitted Investments 12

4.3 Other Investment Restrictions 12

ARTICLE 5 DISTRIBUTIONS 12

5.1 Determination of Distributable Cash of the Trust 12

5.2 Distributable Cash of the Trust to Become Payable 13

5.3 Computation of Income and Net Realized Capital Gains 13

5.4 Other Distributions 13

5.5 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable 14

5.6 Other Amounts 14

5.7 Enforcement 14

5.8 Payment of Amounts Payable 15

5.9 Distribution of Additional Trust Units 15

5.10 Withholding Taxes 15

ARTICLE 6 APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE 15

6.1 Trustee's Term of Office 15

6.2 Resignation of Trustee 15

6.3 Removal of Trustee 16

6.4 Appointment of Successor to Trustee 16

6.5 Failure to Appoint Successor 16

6.6 Qualifications of Trustee 16

TABLE OF CONTENTS
(continued)

Page

ARTICLE 7 CONCERNING THE TRUSTEE 17
- 7.1 Powers of the Trustee and the Corporation 17
- 7.2 Specific Powers and Authorities 17
- 7.3 Restrictions on the Trustee's Powers 20
- 7.4 Banking 21
- 7.5 Standard of Care 21
- 7.6 Fees and Expenses 21
- 7.7 Limitations on Liability of Trustee 22
- 7.8 Indemnification of Trustee 22
- 7.9 Environmental Indemnity 22
- 7.10 Apparent Authority 23
- 7.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans 23
- 7.12 Declaration as to Beneficial Ownership 24
- 7.13 Conditions Precedent to Trustee's Obligations to Act 24
- 7.14 Survival of Indemnities 24
- 7.15 Trustee May Have Other Interests 24
- 7.16 Documents Held by Trustee 25

ARTICLE 8 DELEGATION OF POWERS 25
- 8.1 General Delegation to the Corporation 25
- 8.2 Significant Matters Delegation 25
- 8.3 Acceptance of Delegation 25
- 8.4 Power of Attorney 25
- 8.5 Liability of Trustee 26

ARTICLE 9 AMENDMENT 26
- 9.1 Amendment 26

ARTICLE 10 MEETINGS OF UNITHOLDERS 27
- 10.1 Annual and Special Meetings of Unitholders 27
- 10.2 Notice of Meetings 27
- 10.3 Quorum 27
- 10.4 Voting Rights of Unitholders 27
- 10.5 Resolutions 28
- 10.6 Meaning of "Special Resolution" 28
- 10.7 Record Date for Voting 29
- 10.8 Binding Effect of Resolutions 29
- 10.9 Solicitation of Proxies 29
- 10.10 No Breach 29

ARTICLE 11 CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS 29
- 11.1 Nature of Trust Units 29
- 11.2 Certificates 29
- 11.3 Register of Unitholders 30
- 11.4 Transfer of Trust Units 30
- 11.5 Trust Units Held Jointly or in a Fiduciary Capacity 31
- 11.6 Performance of Trust 31
- 11.7 Lost Certificates 31
- 11.8 Death of a Unitholder 31
- 11.9 Unclaimed Interest or Distribution 32
- 11.10 Exchanges of Trust Certificates 32
- 11.11 Offer for Units 32

ARTICLE 12 TERMINATION 34
- 12.1 Termination Date 34

TABLE OF CONTENTS
(continued)

Page

12.2	Termination by Special Resolution of Unitholders	34
12.3	Procedure Upon Termination	34
12.4	Powers of the Trustee upon Termination	34
12.5	Sale of Investments	34
12.6	Distribution of Proceeds	34
12.7	Further Notice to Unitholders	35
12.8	Responsibility of Trustee after Sale and Conversion	35
ARTICLE 13 SUPPLEMENTAL INDENTURES		35
13.1	Provision for Supplemental Indentures	35
13.2	Provision for Amended and Restated Indenture	35
ARTICLE 14 NOTICES TO UNITHOLDERS		36
14.1	Notices	36
14.2	Failure to Give Notice	36
14.3	Joint Holders	36
14.4	Service of Notice	36
ARTICLE 15 AUDITORS		36
15.1	Qualification of Auditors	36
15.2	Appointment of Auditors	36
15.3	Change of Auditors	36
15.4	Filling Vacancy	37
15.5	Reports of Auditors	37
ARTICLE 16 ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS		37
16.1	Records	37
16.2	Quarterly Reporting to Unitholders	37
16.3	Annual Reporting to Unitholders	37
16.4	Information Available to Unitholders	37
16.5	Income Tax: Obligation of the Trustee	38
16.6	Income Tax: Designations	38
16.7	Income Tax: Deductions, Allowances and Credits	38
16.8	Fiscal Year	38
ARTICLE 17 MISCELLANEOUS		39
17.1	Continued Listing	39
17.2	Successors and Assigns	39
17.3	Counterparts	39
17.4	Severability	39
17.5	Day Not a Business Day	39
17.6	Time of the Essence	39
17.7	Governing Law	39
17.8	Notices to Trustee and the Corporation	39
17.9	References to Agreements	40
ARTICLE 18 REDEMPTION OF TRUST UNITS		40
18.1	Right of Redemption	40
18.2	Exercise of Redemption Right	40
18.3	Calculation of Redemption Price Based on Market Price	40
18.4	Cash Payment of Market Redemption Price	41
18.5	Limitation Regarding Cash Payment of Market Redemption Price	41
18.6	Calculation of Redemption Price in Certain Other Circumstances	42
18.7	Cancellation of Certificates for all Redeemed Trust Units	42

ZARGON ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE made the 14th day of July, 2004.

BETWEEN:

VALIANT TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Trustee**")

OF THE FIRST PART

and

ZARGON OIL & GAS LTD., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Corporation**"), and all persons who after the date hereof become holders of Trust Units as herein provided

OF THE SECOND PART

WHEREAS the Settlor has paid to the Trustee an amount of two thousand dollars in lawful money of Canada for the purpose of settling the Trust;

AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

AND WHEREAS it is intended that the Trust will offer the Trust Units for sale to members of the public from time to time;

AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favour of the holders from time to time of the Trust Units and the Corporation as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals, and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) as amended from time to time, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Zargon AcquisitionCo Inc., a corporation to be incorporated under the ABCA by the Trust for the purposes of giving effect to the Plan of Arrangement and the Trust Reorganization;

(c) **"Administration Agreement"** means the amended and restated agreement dated on or about July 14, 2004 between the Trustee and the Corporation pursuant to which the Corporation has agreed to provide certain administrative and advisory services in connection with the Trust;

(d) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(e) **"Agency Agreement"** means any agency or similar agreement entered into by the Trust and investment dealers, and such other persons, including the Corporation, as may be a party thereto relating to an Offering;

(f) **"Agent's Fees"** means the amounts so designated in any Agency Agreement;

(g) **"AmalgamationCo"** means the corporation resulting from the amalgamation of the Corporation, ZRL and AcquistionCo;

(h) **"Appraised Redemption Price"** has the meaning set forth in Section 18.6;

(i) **"ARTC"** means Alberta Royalty Tax Credit within the meaning of the *Alberta Corporate Tax Act*;

(j) **"Associate"** has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(k) **"Auditors"** means Ernst & Young LLP, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 15;

(l) **"Business Day"** means a day other than a Saturday, Sunday or holiday in the City of Calgary in the Province of Alberta;

(m) **"Capital Fund"** means the cash flow retained by the Trust from cash otherwise available for distribution which shall be advanced to the Corporation or any other Affiliate of the Trust to finance future acquisitions and development of the Properties;

(n) **"Closing"** means the completion of the Trust Reorganization and **"Date of Closing"** means the date on which the Closing occurs;

(o) **"Corporation"** means Zargon Oil & Gas Ltd., a corporation incorporated under the ABCA, and the corporation continuing after the amalgamation of AcquisitionCo, ZRL and Zargon Oil & Gas Ltd.;

(p) **"Counsel"** means a law firm (which may be counsel to the Corporation) reasonably acceptable to the Trustee;

(q) **"Credit Agreement"** means any credit agreement between a Lender and the Corporation or any other Affiliate of the Trust, or any similar agreement which supplements or replaces a Credit Agreement between the Corporation or any other Affiliate of the Trust and a Lender;

(r) **"Debt Service Charges"** means all interest and principal repayments and other costs, expenses and disbursements relating to the borrowing of funds by the Trust, the Corporation, or any other Affiliate of the Trust which are attributable to the Properties;

(s) **"Direct Royalties"** means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time;

(t) **"Direct Royalties Sale Agreement"** means any purchase and sale agreement between the Trust, the Corporation or any other Affiliate of the Trust, providing for the purchase by the Trust from the Corporation or any other Affiliate of the Trust, as the case may be, of the Direct Royalties;

(u) **"Distributable Cash of the Trust"** has the meaning set forth in Section 5.1;

(v) **"Distribution Record Date"** means the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the board of directors of the Corporation, except that December 31 shall in all cases be a Distribution Record Date;

(w) **"ExchangeCo"** means Zargon ExchangeCo Inc., a corporation to be incorporated under the ABCA by the Trust for the purpose of giving effect to the Plan of Arrangement and the Trust Reorganization;

(x) **"Indemnified Parties"** has the meaning set forth in Section 7.9;

(y) **"Issue Expenses"** means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Agent's Fees and Underwriter's Fees;

(z) **"Lender"** means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust for the ownership and operation of its assets, business and affairs;

(aa) **"Market Redemption Price"** has the meaning set forth in Section 18.3;

(bb) **"Material Contracts"** means this Amended and Restated Trust Indenture, a Direct Royalties Sale Agreement, the Administration Agreement and any Credit Agreement, each as amended or replaced from time to time, and any Underwriting Agreement, Agency Agreement and any loan agreement, credit agreement, royalty agreement, indenture or other agreement entered into by the Trust for the purpose of making any Subsequent Investment;

(cc) **"Net Income"** has the meaning set forth in Section 5.3;

(dd) **"Net Realized Capital Gains"** has the meaning set forth in Section 5.3;

(ee) **"Notes"** means the promissory notes to be issued by AcquistionCo pursuant to a note indenture in accordance with the Plan of Arrangement;

(ff) **"NPI"** means the net profits interest granted under the NPI Agreement;

(gg) **"NPI Agreement"** means the net profits interest agreement to be entered into among AmalgamationCo and the Trust concurrent with the Plan of Arrangement becoming effective;

(hh) **"Offering"** means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

(ii) **"Offering Documents"** means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units, including the Information Circular of the Corporation to be prepared in connection with the Plan of Arrangement and the Trust Reorganization;

(jj) **"Ordinary Resolution"** means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

(kk) **"outstanding"**, in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(ll) **"Partnership"** means Zargon Oil & Gas Partnership, a general partnership;

(mm) **"Payment Date"** has the meaning set forth in Section 5.8;

(nn) **"Permitted Investments"** means:

(i) loan advances to the Corporation or any other Affiliate of the Trust, including loans made in connection with the Capital Fund;

(ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee;

(iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(iv) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee), the short term debt or deposits of which have been rated at least A by Standard & Poor's Corporation or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(v) commercial paper rated at least A by Standard & Poor's Corporation or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and

(vi) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business, including Shares and securities of the Partnership;

provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(oo) **"person"** means an individual, partnership, body corporate, association or trust;

(pp) **"Plan of Arrangement"** means the plan of arrangement setting forth the terms and conditions on which the Corporation, AcquisitionCo, ExchangeCo, ZRL, the Partnership and the Trust propose to complete an arrangement under section 193 of the ABCA in order to effect the Trust Reorganization;

(qq) **"Pro Rata Share"** of any particular amount in respect of a Unitholder at any time shall be the amount obtained by dividing the number of Trust Units that are owned by that Unitholder at that time by the total number of all Trust Units that are issued and outstanding at that time;

(rr) **"Properties"** means the working, royalty or other interests of the Corporation or any other Affiliate of the Trust from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the properties in which the Corporation and its Affiliates have an interest as at the date hereof, and properties which may be acquired by the Corporation and its Affiliates at a future date, and including the Direct Royalties acquired by the Trust from time to time;

(ss) **"Redemption Gains"** has the meaning set forth in Section 5.3;

(tt) **"Redemption Income"** has the meaning set forth in Section 5.3;

(uu) **"Redemption Notes"** means promissory notes issued in series, or otherwise, by the Trust pursuant to a note indenture and issued to redeeming Unitholders in principal amounts equal to the Market Redemption Price or Appraised Redemption Price of the Trust Units to be redeemed and having the following terms and conditions:

(i) unsecured and bearing interest from and including the issue date of each such note at a market rate determined at the time of issuance, based on the advice of an independent financial advisor, by the

board of directors of the Corporation and payable monthly in arrears (with interest after as well as before maturity, default and judgment, and interest on overdue interest at such rate);

(ii) subordinated and postponed to all senior indebtedness and which may be subject to specific subordination and postponement agreements to be entered into by the Trustee pursuant to the note indenture with holders of senior indebtedness;

(iii) subject to earlier prepayment, being due and payable on the fifth anniversary of the date of issuance; and

(iv) subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Corporation;

(vv) "**Settled Amount**" means the amount of two thousand dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(ww) "**Settlor**" means the Corporation;

(xx) "**Shares**" means the issued and outstanding common shares of the Corporation as of the date hereof and also means shares of any class issued by the Corporation thereafter;

(yy) "**Special Voting Unit**" has the meaning ascribed thereto in Section 3.11;

(zz) "**Special Resolution**" has the meaning attributed thereto in Section 10.6 hereof;

(aaa) "**Subsequent Investment**" means any of the investments which the Trust may make pursuant to Subsection 4.1 (b – f);

(bbb) "**Tax Act**" has the meaning ascribed thereto in Section 1.3;

(ccc) "**Transfer Agent**" means the Trustee, its successors or assigns, in its capacity as transfer agent for the Trust Units, or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(ddd) "**Trust**" means Zargon Energy Trust and refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(eee) "**Trust Certificate**" or "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(fff) "**Trust Expenses**" means all expenses incurred by the Trustee or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.6, 7.8 and 7.9;

(ggg) "**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) all funds realized from the issuance of Trust Units;

(iii) any Permitted Investments in which funds may from time to time be invested;

(iv) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(v) any Subsequent Investment;

(vi) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(vii) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(hhh) "**Trust Reorganization**" means the series of transactions resulting in the Trust owning all of the issued and outstanding securities of AmalgamationCo (other than the exchangeable shares of AmalgamationCo), the particulars of which are set forth in the information circular of the Corporation prepared with respect to the Plan of Arrangement;

(iii) "**Trust Unit**" means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(jjj) "**Trustee**" means Valiant Trust Company, or its permitted successor or successors for the time being as trustee hereunder;

(kkk) "**Underwriting Agreement**" means any underwriting or similar agreement entered into by the Trust and investment dealers, and such other persons, including the Corporation, as may be a party thereto relating to an Offering;

(lll) "**Underwriter's Fees**" means the amounts so designated in any Underwriting Agreement;

(mmm) "**Unitholders**" means the holders from time to time of one or more Trust Units;

(nnn) "**year**" means initially, the period commencing on the date hereof and ending on December 31, 2004, and thereafter means a calendar year; and

(ooo) "**ZRL**" means Zargon Resources Ltd., a corporation incorporated under the ABCA.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

1.3 Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor has paid the Settled Amount to the Trustee and the Trustee has accepted the Settled Amount for the purpose of creating and settling the Trust and the Settlor has been issued one hundred initial Trust Units in the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees to act as Trustee and that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust shall be known and designated as "Zargon Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Zargon Energy Trust" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture.

2.5 Legal Entitlements and Restrictions of Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. No Unitholder has or is deemed to have any right of ownership in any of the Trust Fund or any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation, or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture dated as of June 17, 2004, as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at Suite 700, 333-5th Avenue S.W. Calgary, Alberta, T2P 3B6 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Subject to Section 3.11, each Trust Unit shall entitle the holder or holders thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash of the Trust, Net Realized Capital Gains (as defined herein) or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units and Special Voting Units which are authorized and may be issued hereunder is unlimited.

3.3 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.9.

3.4 Re-Purchase of Initial Trust Units by Trust

Immediately after the Closing, the Trust will repurchase the initial Trust Units from the Settlor, and the Settlor shall sell the initial Trust Units to the Trust for a purchase price of two thousand dollars and, upon the completion of such purchase and sale, the initial Trust Units shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.5 Offerings of Trust Units and Indebtedness

(a) Trust Units, including rights, warrants, special warrants or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered pursuant to Offering Documents or otherwise, as the case may be, on terms and conditions and at such time or times as the board of directors of the Corporation may determine.

(b) The board of directors of the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the Corporation may determine.

3.6 Ranking of Trust Units

Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust Fund. All Trust Units outstanding from time to time shall be entitled to an equal fractional undivided share of any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority regardless of the actual date or terms of issue thereof.

3.7 Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid in money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee. The Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

3.8 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Except as set forth in Article 18, there are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units.

3.9 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.5 or Section 5.9, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.

3.10 Non-Resident Ownership Constraint

(a) At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49 percent of the Trust Units then outstanding and the Trustee shall inform the Transfer Agent of this restriction. The Trustee or Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Transfer Agent or the Corporation becomes aware that the beneficial owners of 49 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent or the Corporation (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the Transfer Agent may, make a public announcement thereof and neither the Trustee nor the Transfer Agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content satisfactory to the Trustee or the Transfer Agent, that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustee or Transfer Agent determines that 49 percent or more of the Trust Units are held by non-residents, the Trustee may, or the Transfer Agent may upon receiving a direction from the Trustee and suitable indemnity from the Trust, send a notice to non-resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or Transfer Agent (as the case may be) may consider equitable and practicable, requiring such non-resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents of Canada within such period, the Trustee (or the Transfer Agent on the direction of the Trustee) may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the

Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units.

(b) No liability shall accrue to the Trust or the Trustee if the Trust Units of non-resident Unitholders are sold at a loss to such Unitholder. Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.10 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 3.10 unless and until it has been given written notice of such violation (which notice may be given by the Corporation) and shall act only as required by this Trust Indenture once an indemnity is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust, unless requested to do so in writing by the Corporation. It is acknowledged that the Trustee cannot monitor the non-resident holders of the Trust Units if the Trust Units are registered in the name of CDS. The Trustee shall not be liable for any violation of the non-resident ownership restriction which may occur during the term of the Trust.

3.11 Special Voting Units

In addition to the Trust Units, there may be issued Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination of the Trust.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) to participate in the Plan of Arrangement and the Trust Reorganization;

(b) investing in securities of AcquisitionCo and ExchangeCo, or any other Affiliate of the Trust and acquiring (directly or indirectly) the Shares, the Notes and the NPI pursuant to the Trust Reorganization, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "**Energy Assets**") and whether effected by AcquisitionCo or any other Affiliate of the Trust through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

(c) acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit, including granting guarantees, for that purpose, for the purpose of directly or indirectly acquiring Energy Assets;

(d) acquiring Direct Royalties and net profits interests;

(e) making loans or other advances to the Corporation or any other Affiliate of the Trust in connection with the Capital Fund;

(f) acquiring royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(g) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation or any other Affiliate of the Trust;

(h) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(i) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and

(j) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs 4.1(a) through 4.1(i), inclusive.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1 shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 7.2(f) or Section 7.2(u).

4.3 Other Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee acquire any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Distributable Cash of the Trust

In this Article 5, the "**Distributable Cash of the Trust**" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) any amounts received or reasonably anticipated to be received before the Payment Date pursuant to the Direct Royalties, the NPI, any interest or other income from Permitted Investments, and ARTC received by the Trust shall be included in Distributable Cash of the Trust;

(b) any dividends, distributions or interest or principal repayments on securities of the Corporation or any other Affiliate of the Trust shall be included in Distributable Cash of the Trust when received, or reasonably anticipated to be received before the Payment Date;

(c) all other income received or reasonably anticipated to be received before the Payment Date by the Trust since the immediately preceding Distribution Record Date from investments of the Trust Fund; and

(d) all expenses and liabilities of the Trust which have been incurred or may reasonably be anticipated to be incurred and any other amounts required by law or hereunder to be deducted, withheld or paid with respect to the Trust (including taxes) shall be deducted in computing Distributable Cash of the Trust, including the following:

(i) Debt Service Charges;

(ii) non-deductible Crown royalties that have been reimbursed by the Trust pursuant to any royalty agreement;

(iii) the aggregate of all cash amounts paid in respect of the redemption of Trust Units during such period of time; and

(iv) any amount, in addition to those amounts set forth above, which the Corporation or the Trustee may reasonably consider to be necessary to provide for the payment of any liabilities which have been or will be incurred by the Trust, including any tax liability of the Trust.

Items of income or expense not provided for above or in Section 5.4 shall be included in such calculation on such basis as may be considered appropriate by the Trustee upon the recommendation of the Corporation.

5.2 Distributable Cash of the Trust to Become Payable

The Trustee may, upon the recommendation of the Corporation, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Distributable Cash of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.8, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Distributable Cash of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to Unitholders.

5.3 Computation of Income and Net Realized Capital Gains

(a) The income of the Trust (the "**Net Income**") for any taxation year of the Trust shall be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraphs 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the "taxable income" of the Trust; provided, however, that capital gains and capital losses shall be excluded from the computation of Net Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Corporation in respect of any such net capital loss for a prior taxation year which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year.

(c) Notwithstanding subsections 5.3(a) and (b), Net Income and Net Realized Capital Gains shall not include any income ("**Redemption Income**") or capital gains ("**Redemption Gains**"), respectively, which are realized by the Trust, in accordance with the Tax Act, on a distribution of Trust property to a Unitholder pursuant to an *in specie* redemption of the Unitholder's Trust Units under section 18.5.

5.4 Other Distributions

In addition to the distributions which are made payable to Unitholders pursuant to section 5.2, the Trustee may, in its sole discretion, in respect of a distribution period, declare a distribution to be payable, to holders of Trust Units of record as at the close of business on the Distribution Record Date for such distribution period, out of Net Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

5.5 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

So as to ensure the allocation and distribution, to holders of Trust Units, of all of the Net Income, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under the Tax Act in any year, the amount, if any, by which the Net Income and Net Realized Capital Gains exceed the aggregate of:

(a) such part of the taxable capital gains of the Trust for the calendar year required to be retained by the Trust to maximize its capital gains refund for such year, unless any administrator has given written notice to the Trustee that this clause is not to apply to the Trust for that year by the end of the year; and

(b) any amount that became payable or was deemed to become payable by the Trustee during the calendar year to Unitholders on the Trust Units (other than amounts that became payable to Unitholders on the redemption of their Trust Units);

shall, without any further actions on the part of the Trustee, be payable to holders of Trust Units of record as of the close of business on the last Distribution Record Date in such year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

In addition to the distributions which are made payable to Unitholders otherwise hereunder, the Trust shall allocate any Redemption Income and Redemption Gains realized by the Trust in connection with the redemption of Trust Units of a particular Unitholder pursuant to Article 18, to that Unitholder, so that an amount equal to such Redemption Income and Redemption Gains shall be allocated to and shall be treated as an amount paid to the redeeming Unitholder. In addition, one-half (or any other proportion that may be provided for from time to time under section 38 of the Tax Act) of such Redemption Gains shall be designated as taxable capital gains of that Unitholder under subsection 104(21) of the Tax Act, and any portion of the Redemption Income and Redemption Gains in respect of that Unitholder as may be income from a source in a country other than Canada, within the meaning of subsection 104(22) of the Tax Act, shall be designated as that Unitholder's income from that source in accordance with that subsection.

Distributions or amounts payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are comprised in such distribution.

Any amounts payable pursuant to this Section 5.5 may, at the option of the Trustee, be paid through a distribution of additional Trust Units having a value equal to the amount payable. For the purposes of this Section 5.5, the value of the additional Trust Units issued shall be determined using the closing trading price (or, if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on December 31 (or, if December 31 is not a Business Day, on the last preceding Business Day) on the principal stock exchange where the Trust Units are listed or, if no so listed, such other value as the Trustee shall determine.

5.6 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee, upon the recommendation of the Corporation, to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.7 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Trust Units under Section 5.9, if applicable) at the time the amount became payable. Absent a demand from a Unitholder to enforce payment, such amount shall be paid to Unitholders on the Payment Date specified in Section 5.8.

5.8 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.4 may be paid by the Trust on any date (the "**Payment Date**") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date and in the same calendar year.

5.9 Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 18.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date may include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.9, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.10 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Valiant Trust Company is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, reappoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner

set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, the Corporation may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 6.3, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 6.6, the Corporation may appoint a successor to any trustee which has given a notice of resignation under Section 6.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee and the Corporation

(a) Subject to the terms and conditions of this Indenture, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof except as specifically designated in Subsection (b) below. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

(b) The Corporation shall exercise from time to time any and all rights, powers and privileges in relation to all matters relating to:

(i) the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust, the Corporation or any other Affiliate of the Trust (an "**Offer**") including: (A) any Unitholder rights protection plan either prior to or during the course of any Offer; (B) any defensive action either prior to or during the course of any Offer; (C) the preparation of any "Directors' Circular" in response to any Offer; (D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (E) any regulatory or court action in respect of any related matters; and (F) the carriage of all related and ancillary matters; and

(ii) the Plan of Arrangement and the Trust Reorganization, including any and all matters relating to the incorporation and organization of AcquisitionCo and ExchangeCo;

and the Corporation accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to effect payment of distributions to Unitholders;

(e) to apply for ARTC;

(f) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(g) to, directly or indirectly, borrow money from or incur indebtedness to any person; to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind (including without limitation any debt for borrowed money or obligations resulting or arising from hedging arrangements) of any person, including, without limitation, the Corporation and any other Affiliate of the Trust; to enter into any other obligations on behalf of the Trust; to enter into any subordination agreement on behalf of the Trust or any other person, to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any and all assets, property and undertaking of the Trust, including the Trust Fund; to subordinate the interests of the Trust in the Trust Fund to any other person; and any agreement in connection with any of the foregoing entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms, against the Trust;

(h) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) where reasonably required, to engage or employ any persons as agents, representatives, employees, administrators, consultants or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof, provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this Subsection;

(k) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(l) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(m) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(n) to pay out of the Trust Fund the Trust Expenses;

(o) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(p) to guarantee the obligations of the Corporation, or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Corporation or any such Affiliate, as the case may be, and pledging securities issued by the Corporation or the Affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Trust's direct or indirect investment in the Corporation or any such Affiliate or the business and affairs (existing or proposed) of the Corporation or any such Affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(q) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(r) to enter into a subordination agreement with any Lender to the Corporation or any Affiliate of the Trust, pursuant to which the Trust agrees to subordinate its right to receive income (or any other obligations of the Corporation or any Affiliate to the Trust) to the right of any such Lender to be paid obligations owing to it by the Corporation or any Affiliate of the Trust, and which agreement may further provide, without limitation, that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of such obligations to the Trust and the Trust will not make any further cash distributions to Unitholders, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(s) to do all such other acts and things as are incidental to this Section 7.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(t) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) of the Tax Act;

(u) to advance any amount to the Corporation or any other Affiliate of the Trust as a loan, including amounts in the Capital Fund which may be advanced to the Corporation or any other Affiliate of the Trust to finance future acquisition and development of the Properties;

(v) to enter into, perform and enforce the Material Contracts;

(w) without limiting any of the provisions hereof, to pay out of the Trust Fund:

  (i) Agent's Fees and Underwriter's Fees;

  (ii) the purchase price of Direct Royalties and amounts in respect of Permitted Investments and Subsequent Investments;

  (iii) Issue Expenses; and

  (iv) all expenses incurred in connection with the Plan of Arrangement and the Trust Reorganization;

all as contemplated by the Offering Documents, this Indenture, or the other Material Contracts;

(x) to charge, mortgage, hypothecate and/or pledge on behalf of the Trust all or any of the currently owned or subsequently acquired monies, properties and assets comprising the Trust Fund to secure any monies borrowed, and to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of the Corporation or any other Affiliate of the Trust and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(y) to convey the Direct Royalties in connection with any security to or realization by any Lender upon the Properties;

(z) to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the Corporation;

(aa) to provide indemnities for the directors and officers of any Affiliates of the Trust;

(bb) to hold the Notes issued by AcquisitionCo;

(cc) to distribute Notes as provided in Article 18;

(dd) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of the Corporation; and

(ee) without limit as to amount, cost, or conditions of reimbursement, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust.

7.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) the Trustee shall not vote, or cause to be voted the Shares with respect to: the election of directors of the Corporation; the appointment of auditors of the Corporation; or, the approval of the financial statements of the Corporation (if required by applicable legislation); except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders;

(b) the Trustee shall not, after the Date of Closing, vote, or cause to be voted, the Shares or other securities of its Affiliates to authorize:

  (i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Trust, taken as a whole, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation or any other Affiliate of the Trust as a result of which either the Corporation, the Trust or any other Affiliate of the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

  (ii) any statutory amalgamation or merger of the Corporation or any other Affiliate of the Trust with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation or any other Affiliate of the Trust, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(v) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's Shares in a manner which may be prejudicial to the Trust, provided, however, that the Trustee shall have the authority to take such steps as may be necessary to amend the articles of the Corporation to create a class or classes of exchangeable shares;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

7.4 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of the Corporation) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.5 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.6 Fees and Expenses

The Trustee shall be paid by the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.8 or 7.9) properly incurred by the Trustee on behalf of the Trust shall be payable by the Corporation, and if any such costs, charges and expenses are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over

the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.7 **Limitations on Liability of Trustee**

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Indenture or any other contract), unless such liabilities arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.8 **Indemnification of Trustee**

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

(c) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.8 shall not apply.

7.9 **Environmental Indemnity**

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "**Indemnified Parties**") against any loss, expense, claim, charge, damage, penalty, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise by the Trustee of any rights or obligations hereunder;

and which result from or relate, directly or indirectly, to;

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust or the Corporation, or of a previous owner or operator of a Property;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, bylaw, order, rule or permit by the Trust or the Corporation or an owner or operator of a Property; or

(f) any misrepresentation or omission of a known fact or condition made by the Corporation relating to any Property.

For the purpose of this Section 7.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the negligence, wilful default or fraud of the Indemnified Party.

7.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation or the Trustee, as the case may be, shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee and the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice, provided the Trustee has complied with Section 7.5.

7.12 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

7.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 10 or to commence to wind up the affairs of the Trust pursuant to Article 12 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.14 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Indenture shall survive the termination of this Indenture under Article 12 and the removal or resignation of the Trustee under Article 6.

7.15 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust, the Corporation or any other Affiliate of the Trust contracts or deals or which supplies services to the Trust, the Corporation or any other Affiliate of the Trust;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.15 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 8
DELEGATION OF POWERS

8.1 General Delegation to the Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust (including the Administration Agreement), including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). Upon the Closing of the Trust Reorganization or such other time as is directed by the Trustee, the Trustee shall enter into the Administration Agreement with the Corporation.

8.2 Significant Matters Delegation

The Trustee hereby delegates to the Corporation responsibility for any and all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any subscription agreement, Underwriting Agreement or Agency Agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to acquire Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities set forth in Sections 7.2(g), 7.2(r), 7.2(p), 7.2(x) and 7.4; (ix) all matters relating to the Plan of Arrangement and the Trust Reorganization; (x) the adoption of a Unitholder rights plan and without limitation those matters set forth in Section 7.1(b) hereof; and (xi) all matters relating to amending the Corporation's articles to create a class or classes of exchangeable shares.

8.3 Acceptance of Delegation

The Corporation accepts the delegations in this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

8.4 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust:

(a) all rights plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Agency Agreements, Underwriting Agreements, indemnity agreements (pursuant to which the Trust and not the Trustee provides indemnities) or documents ancillary or similar thereto; and

(b) any and all agreements relating to the Plan of Arrangement and the Trust Reorganization and any document ancillary or similar thereto required to be signed by the Trust from time to time, including all documents relating to the incorporation and organization of AcquisitionCo and ExchangeCo.

8.5 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder or under any of the Material Contracts, and the Trustee, in relying upon the Corporation and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section 7.5 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

ARTICLE 9
AMENDMENT

9.1 Amendment

Except as specifically provided otherwise herein, the provisions of this Indenture and the Administration Agreement, may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, any Direct Royalties Sale Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Indenture are not contrary to or do not conflict with such laws;

(f) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(g) making any modification in the form of Trust Unit Certificates to conform with the provisions of this Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 9.1 without the consent of the holders of all of the Trust Units then outstanding.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2005, on a day, at a time and at a place to be set by the Corporation. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Corporation may determine. Special meetings of the Unitholders may be called at any time by the Corporation and shall be called by the Corporation upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Corporation shall designate. The Chairman of any annual or special meeting shall be a person designated by the Corporation for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Corporation.

10.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units. If a quorum is not present at the appointed place on the date for which the meeting is called within one half hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy

shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time for which proxies are to have been received as set forth in the notice of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote.

10.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders: (i) change the Auditors as provided in Section 15.3; and (ii) elect the directors of the Corporation.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 9.1, amend this Indenture;

(ii) subdivide or consolidate Trust Units;

(iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

(iv) resign if removed pursuant to Section 6.3; and

(v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 12.2.

Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

10.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

If, at any such meeting, the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notiçe shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 10.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to

or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Articles 9, 10 or 12 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

10.7 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.10 No Breach

Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and Subsection 2.5(c) and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise

mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Unit Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

11.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 11.3 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Corporation agrees to assume liability for the transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as a Unitholder.

11.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

11.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current non-interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 11. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled. The Corporation shall reimburse the Trustee for all exchange fees associated with any such exchange.

11.11 Offer for Units

(a) In this Section 11.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(ii) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(v) "**Offeror's Notice**" means the notice described in Subsection (c); and

(vi) "**Offeror's Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with Subsections (c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection (e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 11.11; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection (d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice is holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit

Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 12
TERMINATION

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099.

12.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 12.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until any Direct Royalties shall have been disposed of.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Direct Royalties and other assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the Direct Royalties or other assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 9;

(b) giving effect to any Special Resolution passed as provided in Article 10;

(c) making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 10.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

13.2 Provision for Amended and Restated Indenture

Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 14
NOTICES TO UNITHOLDERS

14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2 Appointment of Auditors

The Trustee hereby appoints Ernst & Young LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the

removal of the Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 15.4.

15.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the Board of Directors of the Corporation whom are independent of the Corporation, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

15.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the Direct Royalties and other assets of the Trust Fund from time to time and a copy of this Indenture.

16.2 Quarterly Reporting to Unitholders

Subject to compliance with all applicable laws and the direction of each Unitholder, the Trustee will mail to each Unitholder within 45 days after March 31, June 30 and September 30 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

16.3 Annual Reporting to Unitholders

Subject to compliance with all applicable laws and the direction of each Unitholder, the Trustee will mail:

(a) to each Unitholder, within 90 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

16.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "**basic list**") made up to a date not more than 10 days before the date of receipt of

the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

16.5 Income Tax: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

16.7 Income Tax: Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act.

16.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 17
MISCELLANEOUS

17.1 Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in each of the provinces of Canada as determined necessary by the Corporation or Counsel.

17.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

17.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

17.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

17.6 Time of the Essence

Time shall be of the essence in this Indenture.

17.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

17.8 Notices to Trustee and the Corporation

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Valiant Trust Company at 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, Attention: Manager, Corporate Trust (Fax (403) 233-2857), or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at Suite 700, 333 – 5th Avenue S.W.,

Calgary, Alberta, T2P 3B6, Attention: President (Fax (403) 265-3026) may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

17.9 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

ARTICLE 18
REDEMPTION OF TRUST UNITS

18.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

18.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 18, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Corporation and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

18.3 Calculation of Redemption Price Based on Market Price

Subject to Section 18.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 18.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Market Redemption Price**") equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Subsection 18.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 18.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

18.4 Cash Payment of Market Redemption Price

Subject to Section 18.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

18.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 18.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 18.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $100,000; provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows:

(a) firstly, by the Trust distributing Notes, or such other series of promissory notes of the Corporation ("**Other Notes**") as the Corporation may issue to the Trust in payment of the Notes, having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; and

(b) secondly, to the extent that the Trust does not hold Notes and/or Other Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing Redemption Notes to the Unitholders who exercise the right of redemption having an aggregate principal amount equal to any such shortfall, which Redemption Notes shall have terms and conditions substantially identical to those of the Notes and/or Other Notes.

Upon such distribution of Notes and/or Other Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Notes and/or Other Notes so distributed to and including the date upon which such Notes and/or Other Notes are required to be distributed.

18.6 Calculation of Redemption Price in Certain Other Circumstances

Section 18.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers in its sole discretion, provides representative fair market value prices for the Trust Units; or

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption;

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "**Appraised Redemption Price**") equal to 90% of the fair market value thereof as determined by the Corporation as at the date upon which such Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i) cash payment, in which case the provisions of Section 18.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 18.5, in which case the provisions of Section 18.5 shall apply *mutatis mutandis*.

18.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 18 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized on its behalf as of the 14th day of July, 2004.

ZARGON OIL & GAS LTD.

By: ______________________________

VALIANT TRUST COMPANY

By: ______________________________

By: ______________________________

SCHEDULE

To the annexed amended and restated trust indenture dated as of July 14, 2004
and made between

ZARGON OIL & GAS LTD.
and
VALIANT TRUST COMPANY

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

ZARGON ENERGY TRUST

(a trust created under the laws of the Province of Alberta)

No. ____

________Trust Units   CUSIP ______________________________

THIS CERTIFIES THAT

____ is the registered holder of ______________ fully paid Trust Units issued by ZARGON ENERGY TRUST (the "**Trust**") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an amended and restated trust indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Trust Indenture**") dated July 14, 2004 and made between Zargon Oil & Gas Ltd. (the "**Corporation**"), as settlor, and Valiant Trust Company (the "**Trustee**"), as amended and restated from time to time, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary and the City of Toronto, as applicable, and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49 percent of the Trust Units then outstanding. The Trustee or Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Transfer Agent or the Corporation becomes aware that the beneficial owners of 49 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent or the Corporation (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the Transfer Agent may, make a public announcement thereof and neither the Trustee nor the Transfer Agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content satisfactory to the Trustee or the Transfer Agent, that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustee or Transfer Agent determines that 49 percent or more of the Trust Units are held by non-residents, the Trustee may, or the Transfer Agent may upon receiving a direction from the Trustee and suitable indemnity from the Trust, send a notice to non-resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or Transfer Agent (as the case may be) may consider equitable and practicable, requiring such non-resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents of Canada within such period, the Trustee (or the Transfer Agent on the direction of the Trustee) may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. No liability shall accrue to the Trust or the Trustee if the Trust Units of non-resident Unitholders are sold at a loss to such Unitholder.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

DATED __________

ZARGON ENERGY TRUST, by its administrator,
Zargon Oil & Gas Ltd.

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

Countersigned and Registered
VALIANT TRUST COMPANY
Transfer Agent and Registrar of the Trust

By: ______________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

(please print or typewrite name and address of assignee)

_________ Trust Units of ZARGON ENERGY TRUST represented by this certificate and hereby irrevocably constitutes and appoints __________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated ________________________________

____

(SIGNATURE OF TRANSFEROR)

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company or a member firm of the Toronto Stock Exchange, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program.





PROCESSING
RECEIVED
JUN 16 2005
SECTION
WASH., D.C.
183

Reply to: Grant A. Zawalsky
Direct Phone: **(403) 260-0376**
Direct Fax: **(403) 260-0330**
gaz@bdplaw.com

Assistant: Lee Hopkins
Direct Phone: **(403) 260-0132**
Our File: 61597-2

Via SEDAR

March 29, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Zargon Energy Trust – Notice of Filing of Renewal Annual Information Form

Please take notice that Zargon Energy Trust has filed its Renewal Annual Information Form for the year ended December 31, 2004, under National Instrument 51-102 – Continuous Disclosure Obligations under Project No. 754972. Please note that Zargon Energy Trust intends to rely on that Annual Information Form for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Grant A. Zawalsky"

Grant A. Zawalsky

I:\SEDAR\GAZ\61597\AIFNotice.doc






ZARGON
ENERGY TRUST

2004 Renewal Annual Information Form

March 24, 2005

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS 2
ABBREVIATIONS 3
CONVERSION 3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 4
ZARGON ENERGY TRUST 4
GENERAL DEVELOPMENT OF THE BUSINESS 6
DESCRIPTION OF OUR BUSINESS 7
SHARE CAPITAL OF ZARGON OIL & GAS LTD. 30
INFORMATION RELATING TO US 34
CORPORATE GOVERNANCE 37
AUDIT COMMITTEE INFORMATION 40
DISTRIBUTIONS TO UNITHOLDERS 42
MARKET FOR SECURITIES 42
INDUSTRY CONDITIONS 43
RISK FACTORS 45
MATERIAL CONTRACTS 51
LEGAL PROCEEDINGS 51
TRANSFER AGENT AND REGISTRAR 52
INTERESTS OF EXPERTS 52
ADDITIONAL INFORMATION 52

APPENDICES:

"A" – REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
"B" – McDANIEL REPORT ON RESERVES DATA
"C" – AUDIT COMMITTEE MANDATE

GLOSSARY OF TERMS

Capitalized terms in this Annual Information Form have the meanings set forth below:

Entities

Board of Directors means the board of directors of Zargon Oil & Gas Ltd.

ExchangeCo means Zargon ExchangeCo Inc.

Trustee means Valiant Trust Company, our trustee.

Unitholders means holders of our Trust Units.

Zargon,w e, us, our or **Trust** means Zargon Energy Trust and all its controlled entities on a consolidated basis.

Zargon Partnership means Zargon Oil & Gas Partnership.

Independent Engineering

McDaniel means McDaniel & Associates Consultants Ltd., independent petroleum consultants of Calgary, Alberta.

McDaniel Report means the report prepared by McDaniel dated March 3, 2005 evaluating the crude oil, natural gas and natural gas liquids reserves attributable to certain of our oil and natural gas assets at December 31, 2004.

Securities

Exchangeable Shares means exchangeable shares of Zargon Oil & Gas Ltd. which are exchangeable for Trust Units.

Exchange Ratio means the ratio at which Exchangeable Shares may be converted to Trust Units.

Notes means the unsecured subordinated promissory notes issued by Zargon Oil & Gas Ltd. now held by us.

Note Indenture means the note indenture relating to the issuance of the Notes.

NPI means the net profit interest in the petroleum substances owned by the Zargon Oil & Gas Ltd. and held by the Trust.

Special Voting Right means the special voting right issued by the Trust entitling holders of Exchangeable Shares to voting rights at the meeting of Unitholders.

Trust Indenture means the amended and restated trust indenture between Valiant Trust Company and Zargon Oil & Gas Ltd. made as of July 14, 2004.

Trust Unit means a unit issued by us, each unit representing an equal undivided beneficial interest in our assets.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
bbl	barrel	gj	gigajoule
bbl/d	barrels per day	Mcf	thousand cubic feet
Mbbl	thousand barrels	MMcf	million cubic feet
MMbbl	million barrels	bcf	billion cubic feet
NGLs	natural gas liquids	Mcf/d	thousand cubic feet per day
MMboe	million barrels of oil equivalent	MMcf/d	million cubic feet per day
Mboe	thousand barrels of oil equivalent	m^3	cubic metres
boe/d	barrels of oil equivalent per day	MMbtu	million British Thermal Units

Other

BOE or boe — means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil. Boes may be misleading, particularly if used in isolation. **A boe conversion ratio of 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

WTI — means West Texas Intermediate.

°API — means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

psi — means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMbtu	0.950
MMbtu	gigajoules	1.0526

All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of our oil and natural gas properties;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivities of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and
- the other factors discussed under "*Risk Factors*".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. We do not undertake any obligation to publicly update or revise any forward-looking statements.

ZARGON ENERGY TRUST

General

We are an open-end investment trust created on June 17, 2004 under the laws of the Province of Alberta pursuant to the Trust Indenture as amended on July 14, 2004. Valiant Trust Company has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. Our principal and head office is located at Suite 700, 333 - 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

We commenced operations on July 15, 2004 as a result of the completion of a plan of arrangement under the *Business Corporations Act* (Alberta). Pursuant to this plan of arrangement, holders of common shares of Zargon Oil & Gas Ltd. received either Trust Units or Exchangeable Shares for their common shares.

Inter-Corporate Relationships

The following are the name, the percentage of voting securities that we own and the jurisdiction of incorporation, continuance or formation of our subsidiaries and partnerships either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Zargon Oil & Gas Ltd.	100%	Corporation	Alberta
Zargon ExchangeCo Inc.	100%	Corporation	Alberta
Zargon Energy Ltd.	100%	Corporation	Alberta
Zargon Oil & Gas Partnership	100%	General Partnership	Alberta
Zargon Acquisition Inc.	100%	Corporation	Wyoming
Zargon Oil (ND) Inc.	100%	Corporation	Delaware
Zargon Americana Inc.	100%	Corporation	Montana

Our Organization Structure

The following diagram describes the inter-corporate relationships between the Trust and its material subsidiaries and partnership.


Zargon Unitholders
Trust Units
Zargon Energy Trust
Exchangeable Shares
Exchange Rights
100% Common Shares
Zargon ExchangeCo Inc.
100% Common Shares
Zargon Oil & Gas Ltd
100% Common Shares
Zargon Energy Ltd.
99%
1%
Zargon Oil & Gas Partnership
100% Common Shares
100% Common Shares
Canada
United States
Zargon Acquisition Inc.
Zargon Americana Inc.
100% Common Shares
Zargon Oil (ND) Inc.

Notes:

(1) The Unitholders own 100% of the Trust's equity.

(2) Zargon Oil & Gas Ltd. had a total of 3,186,115 Exchangeable Shares issued and outstanding as at December 31, 2004, which were exchangeable for 3,271,490 Trust Units.

(3) Cash distributions are made on a monthly basis to Unitholders based upon our cash flow. Our primary sources of cash flow are payments from Zargon Oil & Gas Ltd. pursuant to the NPI and interest on the principal amount of the Notes and other intercorporate notes. In addition to such amounts, prepayments in respect of principal on the Notes and other intercorporate notes may be made from time to time by Zargon Oil & Gas Ltd. before the maturity of such notes.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

On July 15, 2004, Zargon Oil & Gas Ltd. completed a plan of arrangement whereby holders of common shares of Zargon Oil & Gas Ltd. received either Trust Units or Exchangeable Shares for their common shares.

DESCRIPTION OF OUR BUSINESS

Overview

The principal undertaking of the Trust is to issue Trust Units and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. Our direct and indirect subsidiaries and, partnerships carry on the business of acquiring, developing, exploring, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. Cash flow from the properties is flowed from Zargon Oil & Gas Ltd. to the Trust by way of interest payments and principal repayments on notes and payments from Zargon Oil & Gas Ltd. to the Trust under a net profits interest agreement.

The Board of Directors may declare cash distributions payable to the Unitholders and allocate all or any of our income to the Unitholders. It is currently anticipated that the only income the Trust will receive will be from Zargon Oil & Gas Ltd. by way of interest and principal repayments received on the principal amount of notes and payments pursuant to the NPI. We make monthly cash distributions to Unitholders from this income after expenses and any cash redemptions of Trust Units.

Cash distributions are made on or about the 15th day of each month to Unitholders of record on or about the last calendar day of the immediately preceding month.

Zargon Oil & Gas Ltd.

Zargon Oil & Gas Ltd. is a corporation amalgamated and subsisting pursuant to the laws of Alberta. Zargon Oil & Gas Ltd. is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada.

The Trust is the sole common shareholder of Zargon Oil & Gas Ltd. The Exchangeable Shares are owned by the public.

The head and registered office of Zargon Oil & Gas Ltd. is located at Suite 700, 333 - 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

Notes

The Notes were issued by Zargon Oil & Gas Ltd. to the Trust under the Note Indenture in connection with the Plan of Arrangement. The Notes are unsecured and bear interest at a rate of 10 percent per annum. Although Zargon Oil & Gas Ltd. is permitted to make payments against the principal amount of the Note outstanding from time to time without notice or bonus, Zargon Oil & Gas Ltd. is not required to make any payment in respect of principal until July 15, 2034, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Trust Holders") own Notes having an aggregate principal amount in excess of $10,000,000, either we or the Non-Trust Holders shall be entitled, among other things, to require the Valiant Trust Company to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows us flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before us. Any delayed payments will be due 5 days after demand.

NPI

The Trust is party to a net profits interest agreement with Zargon Oil & Gas Ltd. pursuant to which we have the right to receive the NPI on petroleum and natural gas rights held by Zargon Oil & Gas Ltd. from time to time. Pursuant to the terms of the agreement, we are entitled to a payment from Zargon Oil & Gas Ltd. for each month equal to the amount by which 99 percent of the gross proceeds from the sale of production attributable to the property interests of Zargon Oil & Gas Ltd. for such month exceed 99 percent of certain deductible costs for such period. Zargon Oil & Gas Ltd. is entitled to set off amounts reimbursable to it against NPI payments payable by Zargon Oil & Gas Ltd.. The term of the agreement is for so long as there are petroleum and natural gas rights to which the NPI applies.

Disclosure of Reserves Data and Other Oil and Natural Gas Information

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 14, 2005. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is March 14, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by McDaniel & Associates Consultants Ltd. ("McDaniel") with an effective date of December 31, 2004 contained in the March 3, 2005 Report ("McDaniel Report"). The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Trust and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The McDaniel Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (the "COGE" Handbook) and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Trust engaged McDaniel & Associates Consultants Ltd. to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Trust's reserves are in Canada in the provinces of Alberta, Saskatchewan and Manitoba, and in the United States in the states of North Dakota and Montana.

Disclosure provided herein in respect of barrel of equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf is equal to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Trust's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

CANADA

	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved						
Developed Producing	6,713	5,873	37,286	30,489	63	43
Developed Non-Producing	51	45	10,782	8,728	29	22
Undeveloped	111	103	447	386	-	-
Total Proved	6,875	6,021	48,515	39,603	92	65
Probable	2,276	1,972	21,001	16,858	42	30
Total Proved Plus Probable	9,151	7,993	69,516	56,461	134	95

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	257,202	186,807	149,101	257,202	186,807	149,101
Developed Non-Producing	43,543	33,126	26,590	43,543	33,126	26,590
Undeveloped	2,976	1,532	777	2,976	1,532	777
Total Proved	303,721	221,465	176,468	303,721	221,465	176,468
Probable	130,239	68,441	43,990	130,239	68,441	43,990
Total Proved Plus Probable	433,960	289,906	220,458	433,960	289,906	220,458

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

UNITED STATES

RESERVES CATEGORY	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved						
Developed Producing	3,988	2,952	37	26	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-
Total Proved	3,988	2,952	37	26	-	-
Probable	1,089	816	-	-	-	-
Total Proved Plus Probable	5,077	3,768	37	26	-	-

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	57,222	34,662	25,112	32,358	20,080	14,564
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-
Total Proved	57,222	34,662	25,112	32,3582	0,080	14,564
Probable	18,008	6,511	3,677	10,380	3,786	2,134
Total Proved Plus Probable	75,230	41,173	28,789	42,738	23,866	16,698

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

AGGREGATE

	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved						
Developed Producing	10,701	8,825	37,323	30,515	63	43
Developed Non-Producing	51	45	10,782	8,728	29	22
Undeveloped	111	103	447	386	-	-
Total Proved	10,863	8,973	48,552	39,629	92	65
Probable	3,365	2,788	21,001	16,858	42	30
Total Proved Plus Probable	14,228	11,761	69,553	56,487	134	95

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	314,424	221,469	174,213	289,560	206,887	163,665
Developed Non-Producing	43,543	33,126	26,590	43,543	33,126	26,590
Undeveloped	2,976	1,532	777	2,976	1,532	777
Total Proved	360,943	256,127	201,580	336,079	241,545	191,032
Probable	148,247	74,952	47,667	140,619	72,227	46,124
Total Proved Plus Probable	509,190	331,079	249,247	476,698	313,772	237,156

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004 CONSTANT PRICES AND COSTS

($ thousand)

RESERVES CATEGORY	REVENUE	ROYALTIES (net of ARTC)	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves								
Canada	587,523	98,126	159,536	6,258	19,882	303,721	-	303,721
United States	153,578	39,891	53,335	-	3,130	57,222	24,864	32,358
Total	741,101	138,017	212,871	6,258	23,012	360,943	24,864	336,079
Proved Plus Probable Reserves								
Canada	813,124	139,050	212,005	8,141	19,968	433,960	-	433,960
United States	195,464	50,410	66,693	-	3,131	75,230	32,492	42,738
Total	1,008,588	189,460	278,698	8,141	23,099	509,190	32,492	476,698

BY PRODUCTION GROUP as of December 31, 2004 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($ thousand)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	105,020
	Natural Gas (including by-products but excluding solution gas from oil wells)	151,107
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	128,035
	Natural Gas (including by-products but excluding solution gas from oil wells)	203,044

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

CANADA

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (Mbbl)	LIGHT AND MEDIUM OIL Net (Mbbl)	NATURAL GAS Gross (MMcf)	NATURAL GAS Net (MMcf)	NATURAL GAS LIQUIDS Gross (Mbbl)	NATURAL GAS LIQUIDS Net (Mbbl)
Proved						
Developed Producing	6,712	5,866	37,288	30,490	63	43
Developed Non-Producing	51	45	10,797	8,735	29	22
Undeveloped	111	103	447	386	-	-
Total Proved	6,874	6,014	48,532	39,611	92	65
Probable	2,277	1,973	20,990	16,824	42	30
Total Proved Plus Probable	9,151	7,987	69,522	56,435	134	95

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand) RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%
Proved						
Developed Producing	230,429	175,939	144,261	230,429	175,939	144,261
Developed Non-Producing	38,184	29,625	24,110	38,184	29,625	24,110
Undeveloped	2,531	1,301	637	2,531	1,301	637
Total Proved	271,144	206,865	169,008	271,144	206,865	169,008
Probable	116,580	62,301	40,473	116,580	62,301	40,473
Total Proved Plus Probable	387,724	269,166	209,481	387,724	269,166	209,481

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

UNITED STATES

RESERVES CATEGORY	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved						
Developed Producing	3,988	2,952	37	26	-	-
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-
Total Proved	3,988	2,952	37	26	-	-
Probable	1,088	815	-	-	-	-
Total Proved Plus Probable	5,076	3,767	37	26	-	-

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)	BEFORE INCOME TAXES DISCOUNTED AT (%/year)			AFTER INCOME TAXES DISCOUNTED AT (%/year)		
RESERVES CATEGORY	0%	10%	20%	0%	10%	20%
Proved						
Developed Producing	46,412	32,532	24,780	25,157	18,796	14,367
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-
Total Proved	46,412	32,532	24,780	25,1571	8,796	14,367
Probable	15,846	6,467	3,691	8,965	3,776	2,144
Total Proved Plus Probable	62,258	38,999	28,471	34,122	22,572	16,511

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

AGGREGATE

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (Mbbl)	Net (Mbbl)	NATURAL GAS Gross (MMcf)	Net (MMcf)	NATURAL GAS LIQUIDS Gross (Mbbl)	Net (Mbbl)
Proved						
Developed Producing	10,700	8,818	37,325	30,516	63	43
Developed Non-Producing	51	45	10,797	8,735	29	22
Undeveloped	111	103	447	386	-	-
Total Proved	10,862	8,966	48,569	39,637	92	65
Probable	3,365	2,788	20,990	16,824	42	30
Total Proved Plus Probable	14,227	11,754	69,559	56,461	134	95

NET PRESENT VALUES OF FUTURE NET REVENUE

($ thousand)

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0%	10%	20%
Proved						
Developed Producing	276,841	208,471	169,041	255,586	194,735	158,628
Developed Non-Producing	38,184	29,625	24,110	38,184	29,625	24,110
Undeveloped	2,531	1,301	637	2,531	1,301	637
Total Proved	317,556	239,397	193,788	296,301	225,661	183,375
Probable	132,426	68,768	44,164	125,545	66,077	42,617
Total Proved Plus Probable	449,982	308,165	237,952	421,846	291,738	225,992

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004 FORECAST PRICES AND COSTS

($ thousand)

RESERVES CATEGORY	REVENUE	ROYALTIES (net of ARTC)	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves								
Canada	583,178	96,614	183,496	6,412	25,512	271,144	-	271,144
United States	162,799	42,309	69,698	-	4,380	46,412	21,255	25,157
Total	745,977	138,923	253,194	6,412	29,892	317,556	21,255	296,301
Proved Plus Probable Reserves								
Canada	809,948	136,510	251,047	8,369	26,298	387,724	-	387,724
United States	210,452	54,323	89,486	-	4,385	62,258	28,136	34,122
Total	1,020,400	190,833	340,533	8,369	30,683	449,982	28,136	421,846

BY PRODUCTION GROUP as of December 31, 2004 FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($ thousand)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	101,192
	Natural Gas (including by-products but excluding solution gas from oil wells)	138,205
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	123,997
	Natural Gas (including by-products but excluding solution gas from oil wells)	184,168

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the McDaniel Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;

- the use of established technology; and

- specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level

sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

3. *Forecast Prices and Costs*

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, as at December 31, 2004, inflation and exchange rates utilized in the McDaniel Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

as of December 31, 2004
PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Price ($Cdn/gj)	Natural Gas Liquids FOB Field Gate ($Cdn/bbl)	Inflation Rate(1) %/year	Exchange Rate(2) ($US/$Cdn)
Forecast							
2005	42.00	49.60	43.50	6.45	37.20	2.0	0.83
2006	39.50	46.60	40.90	6.20	35.10	2.0	0.83
2007	37.00	43.50	38.20	6.05	33.00	2.0	0.83
2008	35.00	41.10	36.00	5.80	31.20	2.0	0.83
2009	34.50	40.50	35.50	5.70	30.80	2.0	0.83
2010	34.30	40.20	35.30	5.60	30.50	2.0	0.83
2011	35.00	41.00	36.00	5.80	31.10	2.0	0.83
2012	35.70	41.90	36.70	5.90	31.80	2.0	0.83
2013	36.40	42.70	37.40	5.95	32.40	2.0	0.83
2014	37.10	43.50	38.10	6.05	33.00	2.0	0.83
2015	37.80	44.30	38.90	6.20	33.60	2.0	0.83
Thereafter				Various Escalation rates			

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Trust (before hedging) for the year ended December 31, 2004, were $6.37/Mcf for natural gas, $45.37/bbl for oil and natural gas liquids.

4. *Constant Prices and Costs*

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the McDaniel Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Alberta Average Gas Price ($Cdn/gj)	Natural Gas Liquids FOB Field Gate ($Cdn/bbl)	Exchange Rate[(1)] ($US/$Cdn)
2004 Year End	43.45	46.51	38.46	6.62	35.30	0.83

Note: (1) The exchange rate used to generate benchmark reference prices in this table.

5. *Future Development Costs*

The following table sets forth development costs deducted in the estimation of the Trust's future net revenue attributable to the reserve categories noted below.

	Constant Prices and Costs	Forecast Prices and Costs	
Year ($ thousand)	Proved Reserves	Proved Reserves	Proved Plus Probable Reserves
2005	5,830	5,947	7,682
2006	123	127	182
2007	64	68	68
2008	91	99	99
2009	33	36	36
Thereafter	118	135	302
Total Undiscounted	6,259	6,412	8,369
Total Discounted at 10%	5,865	6,001	7,761

Notes:

(1) While the Trust has reserves and production in the United States, the estimation of the Trust's future net revenue attributable to the US properties does not imply future development costs.

(2) We expect to fund the development costs of the reserves through a combination of internally generated cash flow, debt and sale of Trust Units. We withhold approximately 50 percent of cash flow to assist in funding development activities.

(3) There can be no guarantee that funds will be available or that the Board of Directors will allocate funding to develop all of the reserves attributed in the reserve reports. Failure to develop those reserves would have a negative impact on future cash flow.

(4) The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. We do not anticipate that interest or other funding costs would make development of any property uneconomic.

6. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Trust qualifies for the maximum ARTC.

7. Estimated future abandonment and reclamation costs related to a property have been taken into account by McDaniel in determining reserves that should be attributed to a property. Reasonable estimated future well abandonment costs were

deducted in determining the aggregate future net revenue. No allowance was made, however, for reclamation of well sites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to McDaniel were accepted by McDaniel as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves

RECONCILIATION OF
TRUST NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS
CANADA

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (MMbbl)	Net Probable (MMbbl)	Net Proved Plus Probable (MMbbl)	Net Proved (bcf)	Net Probable (bcf)	Net Proved Plus Probable (bcf)
December 31, 2003	5.44	1.72	7.16	39.38	14.23	53.61
Extensions	0.26	0.09	0.35	1.96	1.31	3.27
Improved Recovery	-	-	-	-	-	-
Technical Revisions	0.47	(0.02)	0.45	1.23	(1.83)	(0.60)
Discoveries	0.02	0.01	0.03	5.23	3.13	8.36
Acquisitions	0.65	0.20	0.85	-	-	-
Dispositions	-	-	-	(0.23)	(0.02)	(0.25)
Economic Factors	-	-	-	-	-	-
Production	(0.76)	-	(0.76)	(7.96)	-	(7.96)
December 31, 2004	6.08	2.00	8.08	39.61	16.82	56.43

RECONCILIATION OF
TRUST NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS
UNITED STATES

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (MMbbl)	Net Probable (MMbbl)	Net Proved Plus Probable (MMbbl)	Net Proved (bcf)	Net Probable (bcf)	Net Proved Plus Probable (bcf)
December 31, 2003	3.15	0.79	3.94	0.08	-	0.08
Extensions	0.04	0.10	0.14	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions	0.01	(0.07)	(0.06)	(0.03)	-	(0.03)
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	(0.25)	-	(0.25)	(0.02)	-	(0.02)
December 31, 2004	2.95	0.82	3.77	0.03	-	0.03

RECONCILIATION OF
TRUST NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS
AGGREGATE

FACTORS	LIGHT AND MEDIUM OIL Net Proved (MMbbl)	Net Probable (MMbbl)	Net Proved Plus Probable (MMbbl)	ASSOCIATED AND NON-ASSOCIATED GAS Net Proved (bcf)	Net Probable (bcf)	Net Proved Plus Probable (bcf)
December 31, 2003	8.59	2.51	11.10	39.46	14.23	53.69
Extensions	0.30	0.19	0.49	1.96	1.31	3.27
Improved Recovery	-	-	-	-	-	-
Technical Revisions	0.48	(0.09)	0.39	1.20	(1.83)	(0.63)
Discoveries	0.02	0.01	0.03	5.23	3.13	8.36
Acquisitions	0.65	0.20	0.85	-	-	-
Dispositions	-	-	-	(0.23)	(0.02)	(0.25)
Economic Factors	-	-	-	-	-	-
Production	(1.01)	-	(1.01)	(7.98)	-	(7.98)
December 31, 2004	9.03	2.82	11.85	39.64	16.82	56.46

Reconciliation of Future Net Revenue

The following table sets forth a reconciliation of the estimate of the net present value of future net revenue attributable to Zargon's reserves as evaluated in the McDaniel Report as at December 31, 2004 against the estimate of such amount as at December 31, 2003, calculated before tax using a discount rate of 10 percent and constant price and cost assumptions:

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
DECEMBER 31, 2004
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR ($ thousand)	2004 Canada	US	Total
Estimated Future Net Revenue at Beginning of Year (After Tax)	139,343	21,927	161,270
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(64,905)	(6,270)	(71,175)
Net Change in Prices, Production Costs and Royalties Related to Future Production	36,918	2,089	39,007
Changes in Previously Estimated Development Costs Incurred During the Period	4,175	-	4,175
Changes in Estimated Future Development Costs	(3,946)	-	(3,946)
Extensions and Improved Recovery	3,314	2,851	6,165
Discoveries	30,655	-	30,655
Acquisitions of Reserves	5,483	-	5,483
Dispositions of Reserves	(282)	-	(282)
Net Change Resulting from Revisions in Quantity Estimates plus effects of timing	(4,391)	1,477	(2,914)
Accretion of Discount	19,495	3,410	22,905
Net Change in Income Taxes	55,606	(5,404)	50,202
Estimated Future Net Revenue at End of Year (After Tax)	221,465	20,080	241,545

Additional Information Relating to Reserves Data

Undeveloped Reserves

Of the total Trust proved plus probable reserves, 0.19 MMboe or one percent are proved undeveloped reserves. Probable reserves account for 6.90 MMboe or 27 percent of the total Trust proved plus probable reserves.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned. In Zargon's practice, proved undeveloped reserves tend to be those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from the Trust's gathering systems. In addition, such reserves may relate to planned infill drilling locations. Probable undeveloped reserves may be reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. In either case, the majority of undeveloped reserves are planned to be on stream within a two-year timeframe. Undeveloped reserves represent only about one percent of Zargon's proved reserve base.

Significant Factors or Uncertainties Affecting Reserves Data

Our evaluated oil and gas properties have no material extraordinary risks or uncertainties beyond those which are inherent in an oil and gas producing company as described under the heading "*Management's Discussion and Analysis*" in our Annual Report on pages 27 to 43. See also "*Risk Factors*" below.

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserves estimates contained herein are based on current production forecasts, prices and economic conditions. The Trust's reserves are evaluated by McDaniel & Associates Consultants Ltd., an independent engineering firm.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result of the subjective decisions implied, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Other Oil and Gas Information

Oil and Gas Properties

The following is a description of our principal oil and natural gas properties on production or under development as at December 31, 2004. The term "net", when used to describe our share of production, means the total of our working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at December 31, 2004, based on December 31, 2004 price and cost assumptions. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004.

Our major properties are concentrated within the following three core regions in Alberta, Saskatchewan and Manitoba in Canada and in North Dakota and Montana in the United States. Each region offers a large undeveloped land base, a vast seismic database, and significant ownership and operatorship in production facilities.

West Central Alberta

Zargon's West Central Alberta core area is located west of Edmonton in central Alberta and is comprised of three natural gas producing regions that provide the Trust with a varied inventory of exploration opportunities. This core area currently

delivers approximately one third of Zargon's natural gas production, and with exploration success provides Zargon with the opportunity to grow its natural gas production volumes. In 2004, Zargon spent $22.12 million of capital in the West Central Alberta core area, which represented 137 percent of the $16.16 million of property cash flow generated by the core area. These 2004 exploration initiatives in 2004 resulted in the drilling of 21.2 net wells that resulting in 17.2 net natural gas wells and 4.0 net dry holes.

- In the Greater Highvale area, Zargon owns and operates natural gas production infrastructure and pursues seismically defined structural prospects at medium depths. Zargon's infrastructure ownership complements the Trust's 40 thousand net acres of undeveloped land in the area. Activities in 2004 included the drilling of 4.9 net wells that resulted in 2.9 net natural gas wells and 2.0 net dry holes. The Greater Highvale property provided 3.06 million cubic feet per day and 197 barrels per day of production to Zargon in 2004. In 2005, Zargon plans to tie-in 2.6 net wells from prior drilling programs to area facilities and plans to drill 2.0 net additional wells on seismically identified structural prospects.

- In 2004, Zargon drilled 4.8 net gas wells in the Pembina area and the property provided 2.40 million cubic feet per day of production to Zargon's interest. Also in 2004, Zargon drilled 2.0 net gas wells and recompleted 2.0 net gas wells on an industry farm-in on the Blackfeet Indian reservation in northern Montana, United States. The prospect was initiated to attempt to prove up a potentially analogous areally extensive natural gas resource opportunity on a large unexplored block of land. Following a thorough evaluation of the exploration results, Zargon elected to not commit to further drilling commitments and Zargon's rights to earn additional interests were forfeited. In 2005, Zargon is planning to tie in 3.1 net wells from prior drilling programs to area facilities and plans on drilling 8.0 net additional wells on recently identified higher permeability sand trends.

- In 2004, the Trust drilled 8.6 net wells in the Peace River Arch area that resulted in 6.6 net gas wells and 2.0 net abandonments. Based on 2003 drilling successes, the Peace River Arch area's production climbed sharply to reach a 2004 average natural gas rate of 4.10 million cubic feet per day with 24 barrels per day of oil and liquids. In 2005, Zargon plans to tie in 3.0 net wells from prior drilling programs to area facilities and plans to drill 4.0 net additional wells on seismically identified prospects.

Alberta Plains

The Trust's Alberta Plains core area is located in the east central region of Alberta and is made up predominantly of relatively shallow natural gas producing properties. This core area provides approximately two thirds of Zargon's natural gas production. Stable production volumes are maintained through exploration and development drilling programs on the Trust's existing land base. In 2004, the Alberta Plains core area generated $32.64 million of property cash flow, of which $14.57 million or 45 percent was reinvested in the core area to maintain production volumes. During 2004, the Trust drilled 21.4 net wells in the Alberta Plains area resulting in 18.7 net gas wells and 2.7 net dry holes.

- The Trust's most significant producing gas property is the Jarrow property. This property is characterized by high working interests, ownership and operatorship in significant pipeline and gas processing infrastructure facilities and a continuing large inventory of prospects on a 101 thousand net acre undeveloped land inventory. In 2004, Zargon drilled 17.0 net (21 gross) wells at Jarrow, resulting in 14.8 net natural gas wells and 2.6 net dry holes. The Jarrow property produced an average of 15.98 million cubic feet per day in 2004. The Jarrow 2005 capital programs will continue to build on the 2004 successes and will also focus on the exploitation of some larger under-developed existing natural gas pools.

- The next significant property located in the Alberta Plains area is Hamilton Lake. Zargon drilled 3.0 net wells in Hamilton Lake in 2004 resulting in 3 successful gas wells. In addition, 30 wells were drilled on Zargon lands under several farm-out agreements. The Hamilton Lake property provided 2.05 million cubic feet per day and 102 barrels per day of production to Zargon in 2004. In 2005 Zargon expects to drill a three well Viking pilot, which, if successful, could lead to a multi-well development program.

- Other significant properties in the Alberta Plains core area are the Ukalta gas producing area northeast of Edmonton and the Taber medium gravity oil property of southern Alberta. In 2005, Zargon will proceed with down spacing drilling programs at both of these properties.

Williston Basin (Southeast Saskatchewan/North Dakota)

The Williston Basin properties are located in relatively close proximity in southeast Saskatchewan, southwest Manitoba and in the northern part of the State of North Dakota. The properties produce light and medium gravity oil from carbonate reservoirs at depths of up to 1,500 meters. Zargon's Williston Basin producing reservoirs are characterized by oil-wet, moderate permeability and a large remaining oil-in-place. By the nature of the physical characteristics of these oil-bearing reservoirs, the properties demonstrate stable production profiles with shallow annual declines and consequently are associated with long reserve life indices. In 2004, Zargon drilled 5.0 net vertical and 2.5 net horizontal wells in the Williston Basin resulting in 5.7 net oil wells and 0.8 net water injectors. The Trust also shot two 3D seismic programs at Truro, North Dakota and Steelman, Saskatchewan. In 2005, Zargon plans to implement a substantially larger capital program on its large Williston Basin opportunity base.

Oil and Gas Wells

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2004.

	Oil Wells				**Natural Gas Wells**			
	Producing		**Non-Producing**		**Producing**		**Non-Producing**	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Canada								
Alberta	190	100	53	23	240	155	138	96
Saskatchewan	288	191	54	42	-	-	-	-
Manitoba	54	54	12	12	-	-	-	-
United States								
North Dakota	80	78	7	7	-	-	-	-
Montana	-	-	-	-	4	2	2	2
Total	612	423	126	84	244	157	140	98

Properties with no Attributable Reserves

The following table sets out our developed and undeveloped land holdings as at December 31, 2004.

	Undeveloped Acres	
(thousand net acres)	**Gross**	**Net**
Alberta	390	331
Saskatchewan	47	45
United States	-	-
Total	437	376

With respect to its undeveloped land inventory and farm-in agreement, the Trust has the following current work commitments:

a) A commitment to the Paul First Nation to drill one well in the Highvale area of West Central Alberta by September 30, 2005 at an estimated cost of $0.5 million.

b) A commitment to an industry participant to drill one well in the Pembina area of West Central Alberta by August 1, 2005 at an estimated cost of $0.5 million.

We expect that rights to explore, develop and exploit 60,000 net acres of its undeveloped land holdings will expire by December 31, 2005.

Forward Contracts

We are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used to reduce exposure to fluctuations in commodity prices and foreign exchange rates. We are exposed to losses in the event of default by the counterparties to these

derivative instruments. We manage this risk by diversifying its derivative portfolio amongst a number of financially strong counterparties. For information in relation to marketing arrangements, see "*Marketing Arrangements*".

For details of material commitments to sell natural gas and crude oil which were outstanding at December 31, 2004 see note 11 to the Financial Statements on page 59 contained in our Annual Report which pages are incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

As at December 31, 2004, we had 762 net wells capable of production for which we expect to incur abandonment and reclamation costs.

Our estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, and pipelines, undiscounted and discounted at 10 percent, are $59.12 million and $14.39 million, respectively. The future net revenues disclosed in this Annual Information Form based on the McDaniel report do not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel report deducted $30.69 million (undiscounted) and $8.48 million (10 percent discount using forecast prices and costs for proved reserves) for abandonment and reclamation costs for wells only in estimating the future net revenue disclosed in this Annual Information Form.

We do not expect to pay any material amounts with respect to abandonment and reclamation costs in the next three financial years.

Tax Horizon

As a result of our tax efficient structure, annual taxable income in Canada is transferred from our operating entities to us and from us to our Unitholders. This is primarily accomplished through the deduction of the royalties on underlying oil and gas properties and the deduction of interest on the long term notes held by its operating entities. Therefore, we expect that no Canadian income tax liability would be incurred by us for as long as the organization maintains this organizational tax structure. During 2004, the Trust incurred current income taxes in the United States of $0.61 million. If high oil prices continue, there may be similar United States current income taxes payable annually, that will be somewhat modified by Zargon's United States capital program activity levels.

Capital Expenditures

The following tables summarize capital expenditures related to our activities for the year ended December 31, 2004:

($ million)	**Canada**	**United States**	**Total**
Property Acquisition Costs:			
Proved Properties [1]	11.81	-	11.81
Unproved Properties	2.91	0.93	3.84
Development Costs [2]	21.19	1.32	22.51
Exploration Costs [3]	15.55	2.56	18.11
Total	51.46	4.81	56.27

Notes:

(1) Acquisitions are net of disposition of properties.

(2) Development and facilities expenditures

(3) Cost of land acquired, geological and geophysical capital expenditures and drilling costs for 2004 exploration wells drilled.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which we participated during the year ended December 31, 2004:

Canada	**Exploratory Wells**		**Development Wells**	
	Gross	**Net**	**Gross**	**Net**
Oil	-	-	7.0	5.7
Natural Gas	19.0	16.9	22.0	15.6
Service	-	-	1.0	0.8
Dry	7.0	6.6		-
Total	26.0	23.5	30.0	22.1

United States	**Exploratory Wells**		**Development Wells**	
	Gross	**Net**	**Gross**	**Net**
Oil	-	-	2.0	1.9
Natural Gas	2.0	2.0	-	-
Service	-	-	-	-
Dry	-	-	-	-
Total	2.0	2.0	2.0	1.9

In 2005, we are budgeted to invest approximately $40 million to expand our core regions. The entire amount is dedicated to well-planned exploration, exploitation, development and optimization of our existing assets. This amount does not include any capital for acquisitions which will be pursued on an opportunistic basis. The capital program contemplates the drilling of approximately 50 net wells within our core regions.

The Trust's most important current exploration and development activities include the following:

(a) Exploration for natural gas in West Central Alberta, primarily in the Peace River Arch, Highvale and Pembina areas.

(b) Development work with an exploration component seeking to maintain current production levels of natural gas in the Alberta Plains core area.

(c) Exploitation of many of our Williston Basin properties with improved recovery techniques, reservoir re-pressurization by water injection followed in due course by geologically–driven development drilling based on 3D seismic programs.

Production Estimates

The following table sets out the volume of our gross production estimated in the McDaniel Report for the year ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data And Other Oil And Natural Gas Information*".

	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Total Proved	3,425	31,630	66	8,763
Total Probable	131	2,380	71	532
Total Proved Plus Probable	3,556	34,010	71	9,295

The Jarrow property in Alberta Plains accounts for 36 percent of the gross production volume estimated in the above table and is the only property that accounts for 20 percent or more of the estimated production disclosed above.

Production History and Prices Received

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2004			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production:				
Gas (Mcf/d)	28,930	29,900	29,300	27,210
Light and Medium Crude Oil (bbl/d)[2]	3,618	3,422	3,266	3,355
Combined (boe/d)	8,440	8,405	8,150	7,889
Average Price Received [1]:				
Gas ($/Mcf)	6.40	6.01	6.49	6.39
Light and Medium Crude Oil ($/bbl)[2]	42.95	45.93	41.55	38.03
Combined ($/boe)	40.36	40.07	39.98	38.21
Royalties Paid:				
Gas ($/Mcf)	1.62	1.50	1.56	1.37
Light and Medium Crude Oil ($/bbl)[2]	10.64	10.86	9.15	8.30
Combined ($/boe)	10.10	9.56	9.29	8.25
Production Costs:				
Gas ($/Mcf)	1.07	0.75	0.80	0.72
Light and Medium Crude Oil ($/bbl)[2]	10.34	11.74	9.77	9.29
Combined ($/boe)	8.09	7.45	6.79	6.43
Netback Received[3]:				
Gas ($/Mcf)	3.71	3.76	4.13	4.30
Light and Medium Crude Oil ($/bbl)[2]	21.97	23.33	22.63	20.44
Combined ($/boe)	22.17	23.06	23.90	23.53

Notes:

(1) Average price received is calculated after the impact of hedging transactions.

(2) Includes NGLs.

(3) Netbacks are calculated by subtracting royalties and operating costs from revenues after hedging.

The following table indicates our average daily production from our core regions for the year ended December 31, 2004:

	Natural Gas (Mcf/d)	Light and Medium Crude Oil (bbl/d)	NGLs (bbl/d)	BOE (boe/d)
West Central Alberta	9,564	177	41	1,814
Alberta Plains	19,020	585	10	3,765
Williston Basin	256	2,603	-	2,643
Total	28,840	3,365	51	8,222

Marketing Arrangements

Natural Gas

We continue to maintain a risk-mitigating strategy by cultivating a diverse natural gas sales portfolio, which encompasses a variety of pricing mechanisms and term commitments. In 2004, approximately 23 percent of Zargon's natural gas production was sold under aggregator contracts pursuant to long-term contracts with Cargill Gas Marketing Ltd. (Jarrow – 18 percent) and ProGas Limited (Hamilton Lake – five percent). The remainder of Zargon's natural gas production was sold by spot sale contracts and Alberta Index prices were received. Our hedging objectives include protecting or securing minimum prices for between 20 to 35 percent of working interest production for terms not exceeding 18 months. Our hedging methodology includes employing collars, floors or fixed price contracts. In order to control and manage credit risk and ensure competitive bids, we engage a number of reputable counterparties for our natural gas transactions. The integration and application of these strategies resulted in an average realized price (after hedging) of $6.32 Cdn per Mcf in 2004 compared to $6.13 Cdn per Mcf in 2003.

Oil and Natural Gas Liquids

We sell our oil and natural gas liquids production to a variety of customers. This allows us to benefit from specific regional advantages while maintaining pricing and delivery flexibility. In general, Zargon markets its oil production with various purchasers under one month renewable contracts and receives posted reference prices with adjustments for quality and transportation. In 2004, our average realized oil and liquids price (after hedging) was $42.17 Cdn per bbl. compared to $35.79 Cdn per bbl. in 2003. Consistent with our natural gas strategy, our hedging objectives include protecting or securing minimum prices for between 20 to 35 percent of our working interest production for terms not exceeding 18 months. Our crude oil hedging strategy employs the use of costless collars and fixed pricing.

Acquisitions and Dispositions

During 2004, Zargon completed 42 property transactions including the acquisition and disposition of oil and natural gas properties. In aggregate, net of dispositions, we made $11.81 million of net property and corporate acquisitions in the year.

Environmental Policies

Zargon is committed to protecting the environment while conducting its operations. Zargon's management believes that:

a) Operating in an environmentally responsible manner is key to insuring the continued growth of the Trust and the industry.

b) Sound environmental management is an integral component of a good business plan. Environmental stewardship reduces costs and corporate liability. It enhances shareholder value, boosts employee moral and enhances the Trust's image in the eyes of regulators and the public.

c) Managing Zargon's environmental responsibilities is a team effort requiring the commitment of management, employees and contractors.

d) Preventing environmental damage is cheaper than repairing damage.

An effective environmental program helps operations staff to understand and comply with environmental laws and regulations and to minimize the costs and liabilities associated with environmental damage. It helps meet the concerns of investors, analysts, bankers, partners and the public that environmental issues are being managed properly and will provide a due-diligence defense in the event of an environmental incident.

SHARE CAPITAL OF ZARGON OIL & GAS LTD.

Common Shares

Zargon Oil & Gas Ltd. has authorized for issuance an unlimited number of common shares, all of which are owned by the Trust. The voting of such shares is delegated to the Board of Directors under the Trust Indenture other than: (i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Zargon Oil & Gas Ltd., except in conjunction with an internal reorganization of the direct or indirect assets of Zargon Oil & Gas Ltd. as a result of which either Zargon Oil & Gas Ltd. or we have the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization; (ii) any statutory amalgamation of Zargon Oil & Gas Ltd. with any other corporation or any amalgamation, merger or other transaction, as the case may be, of Zargon Oil & Gas Ltd. with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (i) above; (iii) any statutory arrangement involving Zargon Oil & Gas Ltd., except in conjunction with an internal reorganization as referred to in paragraph (i) above; (iv) any amendment to the articles of Zargon Oil & Gas Ltd. to increase or decrease the minimum or maximum number of directors; or (v) any material amendment to the articles of Zargon Oil & Gas Ltd. to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Zargon Oil & Gas Ltd.'s shares in a manner which may be prejudicial to us, which must be approved by the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of Zargon Oil & Gas Ltd. and to one vote at such meetings. The holders of common shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Zargon Oil & Gas Ltd. upon the liquidation, dissolution, bankruptcy or winding-up of Zargon Oil & Gas Ltd. or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

Zargon Oil & Gas Ltd. is authorized to issue an unlimited number of Exchangeable Shares of which, as of December 31, 2004, 3,186,115 were outstanding. The Exchangeable Shares rank prior to the common shares of Zargon Oil & Gas Ltd. and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Zargon Oil & Gas Ltd. The Exchangeable Share provisions have been filed on SEDAR at *www.sedar.com*.

Valiant Trust Company acts as the transfer agent for the Exchangeable Shares.

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Rights granted to the Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. As at December 31, 2004, the Exchange Ratio was 1.02583 and will be increased on each distribution payment date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution, expressed as an amount per Trust Unit, paid on that date multiplied by the Exchange Ratio immediately prior to the record date for such distribution and having as its denominator the current market price (five day weighted average trading price) on the first business day following the record date for the distribution. In addition, holders of Exchangeable Shares have the right to receive Trust Units at any time

in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. Holders of Exchangeable Shares will not receive cash distributions from us or Zargon Oil & Gas Ltd., rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of Zargon Oil & Gas Ltd. and prior to any common shares of Zargon Oil & Gas Ltd. and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of Zargon Oil & Gas Ltd..

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the Board of Directors. Zargon Oil & Gas Ltd. anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

Zargon Oil & Gas Ltd. will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "*Amendment and Approval*":

(a) pay any dividend on the common shares or any other shares ranking junior to the common shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of Zargon Oil & Gas Ltd. or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of Zargon Oil & Gas Ltd. ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or common shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of Zargon Oil & Gas Ltd.

In the event of the liquidation, dissolution or winding-up of Zargon Oil & Gas Ltd. or any other proposed distribution of the assets of Zargon Oil & Gas Ltd. among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares, subject to applicable law, will be entitled to receive from Zargon Oil & Gas Ltd., in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, we and ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares which are held by us or any subsidiaries) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to us or ExchangeCo, as applicable. This right may be exercised by either us or ExchangeCo.

Automatic Exchange Right on our Liquidation

The voting and exchange trust agreement provides that in the event of a "trust liquidation event", as described below, we or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

- any determination by us to institute our voluntary liquidation, dissolution or winding-up proceedings or to effect any other distribution of our assets among the Unitholders for the purpose of winding up its affairs; or

- the earlier of, our receiving notice of or we otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to our involuntary liquidation, dissolution or winding up or to effect any other distribution of our assets among the Unitholders for the purpose of winding up our affairs in each case where we have failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right granted to us and ExchangeCo, described below, a holder of Exchangeable Shares will be entitled at any time to require Zargon Oil & Gas Ltd. to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to Zargon Oil & Gas Ltd. or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be three business days after the date on which Zargon Oil & Gas Ltd. or the transfer agent receives the retraction notice.

When a holder requests Zargon Oil & Gas Ltd. to redeem the Exchangeable Shares, we and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Zargon Oil & Gas Ltd. to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Zargon Oil & Gas Ltd. will immediately notify us and ExchangeCo. We or ExchangeCo must then advise Zargon Oil & Gas Ltd. within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by us or ExchangeCo nor be redeemed by Zargon Oil & Gas Ltd.. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Zargon Oil & Gas Ltd. to redeem will on the Retraction Date be purchased by us or ExchangeCo or redeemed by Zargon Oil & Gas Ltd., as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require us or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither we nor ExchangeCo have exercised the Retraction Call Right.

The Retraction Call Right may be exercised by either us or ExchangeCo. If, as a result of solvency provisions of applicable law, Zargon Oil & Gas Ltd. is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Zargon Oil & Gas Ltd. will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Zargon Oil & Gas Ltd. will be deemed to have required us to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right granted to us and ExchangeCo and Zargon Oil & Gas Ltd.:

(a) will, on the tenth anniversary of the Effective Date, subject to extension of such date by the Board of Directors (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units;

(b) may, on the fifth anniversary of the Effective Date (the "Optional Redemption Date"), redeem all but not less than all of the outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "Annual Redemption Date"), redeem up to that number of Exchangeable Shares equal to 20 percent of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units; and

(d) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 350,000 (other than Exchangeable Shares held by us and our subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by us).

Zargon Oil & Gas Ltd. will, at least 90 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Zargon Oil & Gas Ltd..

We and ExchangeCo have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by Zargon Oil & Gas Ltd. on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by us or our subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to us or ExchangeCo, as applicable. If either we or ExchangeCo exercises the Redemption Call Right, then Zargon Oil & Gas Ltd.'s right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either us or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Zargon Oil & Gas Ltd. or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings that are provided in the Voting and Exchange Trust Agreement.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by us, or any of our entities and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefore, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was

originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by us or any of our subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by Us under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Zargon Oil & Gas Ltd. has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by us and ExchangeCo with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Support Agreement and Voting and Exchangeable Trust Agreement

The Support Agreement and the Voting and Exchange Agreement have been filed on SEDAR at *www.sedar.com*.

INFORMATION RELATING TO US

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions made by us and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction, redemption or pre-emptive rights attach to the Trust Units.

Special Voting Units

The Trust Indenture also provides for the issuance of special voting units and which are entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units reserved for issuance that such special voting units represent, such number of votes and any other rights or limitations prescribed by the Board of Directors when the Board of Directors authorizes issuing such special voting units. The Trust Units and the special voting units vote together as a single class on all matters. In the event of any of our liquidation, dissolution or winding-up, the holders of special voting units will not be entitled to receive any of our assets available for distribution to its holders of Trust Units. The holders of special voting units will not be entitled to receive dividends or other distributions from us.

A single special voting unit was issued to Valiant Trust Company as trustee under the Voting and Exchange Trust Agreement for the benefit of holders of the Exchangeable Shares issued in connection with the Arrangement. This special voting unit is entitled to a number of votes, exercisable at any meeting at which trust unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number), into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. Valiant Trust Company is required to vote the special voting units in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions.

Trust Indenture

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of our property as an entirety or substantially as an entirety requires approval by special resolution of the Unitholders. Any approval or consent of Unitholders in relation to any matter required by any regulatory body will require a majority of, or such other level of approval of Unitholders as may be stipulated by such regulatory authority, including as to the exclusion of interested or other Unitholders in the calculation of such level of approval. See "*Information Relating to Us – Meetings and Voting*" below.

The following is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, a copy of which has been filed on SEDAR at *www.sedar.com*.

Trustee

Valiant Trust Company is our trustee and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining our books and records and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in our best interests and in the best interest of the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders are required to reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may also be removed by special resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Zargon Oil & Gas Ltd. presently administers us on behalf of the Trustee. Zargon Oil & Gas Ltd., on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of our business transactions.

The Trust Indenture provides that the Trustee shall be under no liability for any action or failure to act unless such liabilities arise out of the Trustee's gross negligence, wilful default or fraud. The Trustee, where it has met its standard of care, shall be indemnified out of our assets for any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties but shall have no additional recourse against Unitholders. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Future Offerings

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the Board of Directors may determine. The Trust Indenture also provides that Zargon Oil & Gas Ltd. may authorize the creation and issuance of debentures, notes and other evidences of indebtedness by us which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Zargon Oil & Gas Ltd. may determine.

Meetings and Voting

Annual meetings of the Unitholders will be held annually. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20 percent of the Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders will be entitled at each annual meeting to appoint our auditors and to elect all the members of the Board of Directors.

Our Management

The Board of Directors has generally been delegated all of our significant management decisions. In particular, the Trustee has delegated to Zargon Oil & Gas Ltd. responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of our material contracts; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the trust fund or any subsequent investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Zargon Oil & Gas Ltd. has accepted all such delegation and has agreed that, in respect of such matters, it shall carry out its functions honestly, in good faith and in our best interests and the best interests of the Unitholders and, in connection

therewith, shall exercise that degree of care, diligence and skill that a reasonable person would exercise in comparable circumstances.

Limitation on Non-Resident Ownership

In order that we maintain our status as a "mutual fund trust" under the *Income Tax Act* (Canada), certain provisions of the *Income Tax Act* (Canada) require that we not be established nor maintained primarily for the benefit of non-residents of Canada ("non-residents"). Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are non-residents. In this regard, we shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time we become aware that the beneficial owners of 50 percent or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, we shall take such action as may be necessary to carry out the forgoing intentions.

Right of Redemption

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to us of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by us, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90 percent of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to us for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: (i) the average of the last bid and last ask prices for each day on which there was no trading; (ii) the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by us in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by us in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar quarter shall not exceed $500,000; provided that we may, in its sole discretion, waive such limitation in respect of any calendar quarter. If this limitation is not so waived, the Market Redemption Price payable by us in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by us distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; and (ii) secondly, to the extent that we do not hold Notes having a sufficient principal amount outstanding to effect such payment, by us issuing our own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Zargon Oil & Gas Ltd. considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Trust Unitholder shall, instead of the Market Redemption Price, be

entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90 percent of the fair market value thereof as determined by Zargon Oil & Gas Ltd. as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by us in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at our option: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent of the Trust Units; (b) a quorum of 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by special resolution of the Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will liquidate all our assets, pay, retire, discharge or make provision for some or all of our obligations and then distribute the remaining proceeds of sale to Unitholders.

Reporting to Unitholders

Our financial statements will be audited annually by an independent recognized firm of chartered accountants. Our audited financial statements, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements will be mailed to Unitholders within the periods prescribed by securities legislation. Our year end is December 31. We are also subject to the continuous disclosure obligations under all applicable securities legislation.

Unitholders are entitled to inspect, during normal business hours, at the offices of the Trustee, and, upon payment of reasonable reproduction costs, to receive photocopies of the Trust Indenture and a listing of the registered holders of Trust Units.

CORPORATE GOVERNANCE

General

In general, Zargon Oil & Gas Ltd. has been delegated responsibility for substantially all of the management decisions of the Trust. The Unitholders are entitled to elect all of the Board of Directors pursuant to the terms of the Trust Indenture.

Trust Indenture

Pursuant to the Trust Indenture, Unitholders are entitled to direct the manner in which we will vote our common shares in Zargon Oil & Gas Ltd. at all meetings in respect of matters, relating to the election of the directors of Zargon Oil & Gas Ltd., approving its financial statements and appointing auditors of Zargon Oil & Gas Ltd. who shall be the same as our auditors. Prior to us voting our common shares in Zargon Oil & Gas Ltd., in respect of such matters, each Unitholder is entitled to vote in respect of the matter on the basis of one vote per Trust Unit held, and we are required to vote our common shares in Zargon Oil & Gas Ltd. in accordance with the result of the vote of Unitholders.

Decision Making

The Board of Directors has a mandate to supervise the management of our business and affairs, Zargon Oil & Gas Ltd. and our other direct or indirect subsidiaries and partnership and to act with a view to our best interest. The Board of Directors' mandate includes: (i) an offering of securities by us; (ii) ensuring compliance with all applicable laws, including in relation to an offering of our securities; (iii) all matters relating to the content of any documents relating to an offering of our

securities; the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of, our material contracts; (v) all matters concerning any subscription agreement or underwriting or agency agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to acquire Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any of our investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture (ix) the adoption of a Unitholder rights plan and other miscellaneous matters relating to the maximization of Unitholder value; and (x) all matters relating to amending Zargon Oil & Gas Ltd. articles to create a class or classes of each exchangeable shares. The Board of Directors holds regularly scheduled meetings at least quarterly to review the business and affairs of our subsidiaries, partnerships and trusts and make any necessary decisions relating thereto.

The Trust Indenture gives to the Board of Directors the authority to exercise the rights, powers and privileges for all matters relating to the maximization of Unitholder value in the context of an Offer including any Unitholder rights protection plan, any defensive action to an Offer, any Directors Circular in response to an Offer, any regulatory or court proceeding relating to an Offer and any related or ancillary matter.

Additional information in respect of corporate governance matters is contained in the Information Circular which has been filed on SEDAR at *www.sedar.com.*

Distributions and Distribution Policy

Cash distributions are made on the 15th day (or if such date is not a business day, on the next business day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month or such other date as determined from time to time by the Trustee.

The Board of Directors on our behalf review the distribution policy from time to time. The current distribution policy incorporates the withholding of approximately 50 percent of cash flow generated for the financing of capital expenditures in order to provide sustainable distributions in the long-term. Depending upon commodity prices and the size of the capital budget, Zargon Oil & Gas Ltd. estimates that 50 percent of the cash available for distribution will fund a significant portion of our annual capital expenditure program, including exploration, exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. During periods of volatile commodity prices, we may vary the distribution rate monthly.

Directors and Officers

The name, municipality of residence, principal occupation for the prior five years and position, of each of the directors and officers of Zargon Oil & Gas Ltd. are as follows:

Directors

Name and Municipality of Residence	Director Since	Principal Occupation
Craig H. Hansen Calgary, Alberta	1992	President & Chief Executive Officer Zargon Oil & Gas Ltd.
K. James Harrison (2) (3) Toronto, Ontario	1995	President – K. J. Harrison & Partners Inc. *(Investment Management)*
E. Earl Jourdie (3) Toronto, Ontario	1989	Corporate Director
Kyle D. Kitagawa (1) Calgary, Alberta	2001	Independent Businessman
John O. McCutcheon Vancouver, British Columbia	1987	Chairman of the Board and Independent Businessman

Name and Municipality of Residence	Director Since	Principal Occupation
Jim Peplinski [2] [4] Calgary, Alberta	1997	Managing Partner – Jim Peplinski's Leasemaster *(Vehicle Leasing)* Vice President Business Development – Calgary Flames *(National Hockey League Club)*
Byron J. Seaman [1] Calgary, Alberta	1990	Independent Businessman
J. Graham Weir [1] [4] Calgary, Alberta	2003	Independent Businessman
William J. Whelan [1] [2] Calgary, Alberta	1988	Retired, Private Investor and Corporate Director
Grant A. Zawalsky [3] [4] Calgary, Alberta	2000	Partner, Burnet, Duckworth & Palmer LLP *(Barristers and Solicitors).*

Notes:

(1) Member of audit committee.
(2) Member of compensation committee.
(3) Member of governance committee.
(4) Member of the reserves committee.
(5) Zargon Oil & Gas Ltd. does not have an executive committee.

Officers

Name and Municipality of Residence	Office
Craig H. Hansen Calgary, Alberta	President & Chief Executive Officer
Brent C. Heagy Calgary, Alberta	Vice President, Finance & Chief Financial Officer
Mark I. Lake Calgary, Alberta	Vice President, Exploration
Daniel A. Roulston Calgary, Alberta	Executive Vice President, Operations
Sheila A. Wares Calgary, Alberta	Vice President, Accounting
Kenneth W. Young Calgary, Alberta	Vice President, Land

As at March 24, 2005, the directors and officers of Zargon Oil & Gas Ltd., as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,143,641 Trust Units or approximately 7.2 percent of the issued and outstanding Trust Units and 1,172,020 Exchangeable Shares or approximately 43.2 percent of the issued and outstanding Exchangeable Shares resulting in an approximate total average ownership of 12.6 percent.

Corporate Cease Trade Orders or Bankruptcies

Except as otherwise disclosed herein, in the ten years preceding the date of this Annual Information Form, none of the proposed directors, officers or insiders of Zargon Oil & Gas Ltd. are or have been a director, officer or promoter of any other issuer that, while acting in such capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy and insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person's stock.

Penalties or Sanctions

None of the proposed directors, officers or insiders of Zargon Oil & Gas Ltd. have been subject to any penalties or sanctions under securities legislations except as disclosed herein.

Personal Bankruptcies

None of the proposed directors, officers or insiders of Zargon Oil & Gas Ltd. have in the ten years preceding the date of this Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets except as disclosed herein.

Conflicts of Interest

Circumstances may arise where members of the Board of Directors serve as directors or officers of corporations which are in competition to our interests and the interests of Zargon Oil & Gas Ltd.. No assurances can be given that opportunities identified by such board members will be provided to us or Zargon Oil & Gas Ltd..

The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under such Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of such Act.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate of the Audit Committee of the board of director's is attached hereto as Schedule "C". The members of the Audit Committee are Kyle D. Kitagawa, Byron J. Seaman, J. Graham Weir and William J. Whelan.

Composition of the Audit Committee

The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate.

Relevant Education and Experience

Name	Relevant Education and Experience
William J. Whelan *(Audit Committee Chairman)*	Mr. Whelan graduated from Queen's University extension course and earned his degree as a Chartered Accountant in 1953. He joined a construction company in 1954 as Chief Accounting Officer. In 1969, he moved to Calgary as a Director and Chief Financial Officer of Ashland Oil Canada Ltd. In 1978, he became President of Kaiser Oil Ltd., a successor to Ashland. Following the sale of Kaiser Oil to Dome Petroleum he has held senior executive positions in a number of public companies and as well a Director and Chairman of the Audit Committee in both the oil and gas and mining industries.
Kyle D. Kitagawa	Mr. Kitagawa earned a Bachelor of Commerce from the University of Calgary in 1982 and a Master of Business Administration from Queen's University in 1988. Mr. Kitagawa is a Chartered Accountant and has previous experience auditing public oil and gas companies. Mr. Kitagawa has spent much of this business career involved in the energy sector as President and Chief Executive Officer of Enron Canada Corp. and various management positions at Canadian Hunter Exploration Ltd. Mr. Kitagawa also serves on numerous public and private boards. Currently, Mr. Kitagawa serves on the audit committees of Independent Energy Ltd., Livingston Energy Ltd., ProspEx Resources Ltd. and Wave Energy Ltd..
B.J. Seaman Mr.	Seaman received his Bachelor of Science degree in Mechanical Engineering from the University of Saskatchewan in 1945 and an Honorary Doctor of Science degree in 1992. He has over 50 years of experience in various positions in the oil and gas and resource industries on a worldwide basis. He served as Chairman of the Board and Chief Executive Officer of Bow Valley Resource Services Inc. (subsequently Bovar Inc. from 1976 to 1987, then as Chairman until 1990. He currently serves as a Director of several companies including Provident Energy Ltd., Rider Resources Ltd., Endless Energy Ltd. and is a Director and Part-Owner of the Calgary Flames Hockey Club.
J. Graham Weir	Mr. Weir graduated from Trent University in 1974 with a bachelor of Science in Mathematics and from the University of Manitoba in 1977 with a Master of Science in Actuarial Mathematics. During 1994 Mr. Weir received the designation of Chartered Business Valuator from the Canadian Institute of Business Valuators. For the decade ending December 2000, Mr. Weir was an investment banker employed by Goepel McDermid Inc., and its predecessor Goepel Shields and Partners Inc., in its Calgary office. He was employed to initiate and complete assignments involving the acquisition, financing, and valuation of public and private companies active in the hydrocarbon producer and service sectors. Since January 2001, Mr. Weir has been pursuing a Master of Science in Mathematical Finance at the University of Oxford and serving on the boards of directors of several public and private companies. Currently, Mr. Weir serves on the audit committees of Graymont Limited and Pulse Data Inc.

Pre-Approval Policies and Procedures

The Audit Committee must pre-approve all non-audit services to be provided to Zargon or its subsidiaries by the external auditors. The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit services were $121,256 in 2004 and $73,817 in 2003.

Audit Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements that are not reported under "Audit Fees" above were $43,587 in 2004 and $1,756 in 2003. The increase for fees in this area was primarily due to audit related work required as part of the plan of arrangement reorganizing Zargon Oil & Gas Ltd. into Zargon Energy Trust.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning were $276,622 in 2004 and $73,072 in 2003. The primary reason for the increase in tax related fees was for tax advice related to the plan of arrangement reorganizing Zargon Oil & Gas Ltd. into Zargon Energy Trust.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation's auditors other than services reported above were $nil in 2004 and $nil in 2003.

DISTRIBUTIONS TO UNITHOLDERS

Since our formation, monthly cash distributions were declared in the following amounts:

For the Month Ended	Distributions per Unit	Payment Date
August 31, 2004	$0.14	September 15, 2004
September 30, 2004	$0.14	October 15, 2004
October 31, 2004	$0.14	November 15, 2004
November 30, 2004	$0.14	December 15, 2004
December 31, 2004	$0.14	January 17, 2005
Total	$0.70	

For Canadian income tax purposes, cash distributions paid to Unitholders in 2004 were 100 percent taxable as other income.

MARKET FOR SECURITIES

The Trust Units and Exchangeable Shares are listed and traded on the TSX. The trading symbol for the Trust Units is ZAR.UN and for the Exchangeable Shares is ZOG.B. The following sets forth trading information for Trust Units in 2004 and 2005 up to March 24, 2005.

Period	High	Low	Volume
2004			
July (from July 21).....	19.95	18.10	732,427
August........................	19.40	18.65	2,329,802
September...................	23.65	18.70	3,719,997
October.......................	24.00	21.66	1,209,323
November...................	24.00	21.65	1,728,117
December	24.90	21.71	978,406

Period	High	Low	Volume
2005			
January	26.75	23.08	1,043,796
February	26.00	24.65	1,270,107
March (1 to 24)	27.02	25.47	912,487

The following sets forth trading information for Exchangeable Shares in 2004 and 2005 up to March 24, 2005.

Period	High	Low	Volume
2004			
August (from August 4)	20.00	19.25	103,087
September...................	23.35	19.05	12,665
October.......................	23.50	22.40	4,833
November...................	24.48	23.00	24,445
December	25.00	22.51	18,109
2005			
January	27.00	23.52	90,595
February	27.00	25.70	54,432
March (1 to 24)	28.00	26.80	3,415

INDUSTRY CONDITIONS

General

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect our operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty credit ("ARC") program. The ARC rate is based on a price sensitive formula and the ARC rate varies between 75 percent at prices at and below \$100 per m^3 and 25 percent at prices at and above \$210 per m^3. The ARC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARC will generally not be eligible for ARC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by our operating entities to the provincial governments. In general, the ARC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (the "APEA"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. We are committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. We believe that we are in material compliance with applicable environmental laws and regulations. We also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December 2002 the Government of Canada ratified the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to six percent below 1990 levels during the period between 2008 and 2012. The protocol became legally binding on February 16, 2005 as it has been ratified by 55 countries, covering at least 55 percent of the emissions addressed by the protocol. When the protocol becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and gas industry. As details of the implementation of this protocol have yet to be announced, the effect on our operations cannot be determined at this time.

RISK FACTORS

The following is a summary of certain risk factors relating to our business which prospective investors should carefully consider before deciding whether to purchase Trust Units or Exchangeable Shares.

Volatility of Oil and Natural Gas Prices

The operational results and financial condition of our operating entities, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on our financial condition and therefore on the cash available to be distributed to Unitholders. We may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If we hedge our commodity price exposure, we will forego the benefits we would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose us to losses. To the extent that we engage in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a decrease in distributions to Unitholders, as well as impact the market price of the Trust Units.

World oil prices are quoted in Unites States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact our operating entities net production revenue.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by our operating entities of fewer Canadian dollars for its production which may affect future distributions. To the extent that we engage in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar

and future Canadian/United States exchange rates will impact future distributions and the future value of our reserves as determined by independent evaluators.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond our control. The reserve and associated cash flow information set forth in this Annual Information Form represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, McDaniel has used both constant and forecast price and cost estimates in calculating reserve quantities included in this Annual Information Form. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived therefrom will vary from the estimates contained in the engineering reports summarized in this Annual Information Form, and such variations could be material. The McDaniel report is based in part on the assumed success of activities we intend to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the engineering reports summarized in this Annual Information Form will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports summarized in this Annual Information Form.

Depletion of Reserves

Distributions of income from our properties, absent commodity price increases or cost effective exploration, acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. We will not be reinvesting cash flow to the same extent as other industry participants as one of our main objectives is to maximize long-term distributions. Accordingly, absent capital injections, our initial production levels and reserves may decline and the level of income available for distributions may be reduced.

Our future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on our success in exploring and exploiting our reserve base and acquiring additional reserves. Without reserve additions through acquisition, exploration or development activities, our reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the level of income available for distributions will be reduced.

There can be no assurance that we will be successful in exploring, developing or acquiring additional reserves on terms that meet our investment objectives.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require our operating entities to incur costs to remedy such discharge. Although we believe that we are in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects. See "*Industry Conditions – Environmental Regulation*".

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse natural gases". Our exploration and production facilities and other operations and activities emit a small amount of greenhouse natural gases which may subject us to legislation regulating emissions of greenhouse natural gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse natural gases emission reduction requirements for various industrial activities, including oil and natural gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those proposed in Alberta's Bill 37: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity produced by our operations and facilities. The direct or indirect costs of these regulations may adversely affect our business. See "*Industry Conditions*".

Operational Matters

Acquiring, developing and exploring for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Although we maintain insurance in accordance with customary industry practice, we are not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on us. Like other oil and natural gas trusts and companies, we attempt to conduct our business and financial affairs so as to protect against political and economic risks applicable to operations in the jurisdictions where we operate but there can be no assurance that we will be successful in so protecting the Trust.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ours to certain of its oil and gas properties. A reduction of the income available for distributions could result in such circumstances.

Insurance

Our involvement in the exploration for and development of oil and natural gas properties may result in becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling our operating entities will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, our operating entities may elect not to obtain insurance to deal

with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on its financial position, results of operations or prospects and will reduce income otherwise distributable to us.

Changes in Legislation

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders. Tax authorities having jurisdiction over us or the Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of its Unitholders.

We intend to continue to qualify as a mutual fund trust for purposes of the *Income Tax Act* (Canada). We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should our status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and our Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- We would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties we hold. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- We would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units *Income Tax Act* (Canada) held by them.

- Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to one percent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

In addition, we may take certain measures in the future to the extent it believes necessary to ensure that we maintain our status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly "non-residents" of Canada as defined in the *Income Tax Act* (Canada). See "*Information relating to Us – Trust Indenture – Limitation on Non Resident Ownership*".

Non-Resident Ownership of Trust Units

In order for us to maintain our status as a mutual fund trust under the *Income Tax Act* (Canada), we must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the *Income Tax Act* (Canada). The Trust Indenture provides that if at any time we become aware that the beneficial owners of 50 percent or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, we shall take such action as may be necessary to carry out the foregoing intention. See "*Information Relating to Us – Trust Indenture – Limitations on Non-Resident Ownership*".

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "*Industry Conditions*". Our operations may require licenses from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Maintenance of Distributions

Future oil and natural gas reserves are highly dependent on our operating entities success in exploiting existing properties and acquiring additional reserves. We also distribute approximately 50 percent of our net cash flow to Unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, our operating entities ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that our operating entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders will be reduced. Additionally, we cannot guarantee that we will be successful in exploring and developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, its properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

Debt Service

Amounts paid in respect of interest and principal on debt we have incurred will reduce income available for distributions. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the NPI. Certain covenants of the agreements with our lenders may also limit distributions. Although we believe our credit facilities will be sufficient for our immediate requirements, there can be no assurance that the amount will be adequate for our future financial obligations or that additional funds will be able to be obtained.

The lenders have or will be provided with security over substantially all of our assets. If we become unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell our oil and gas assets.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to our operating entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of properties or the establishment by the operator of reserves for such expenses.

Reliance on Management

Unitholders will be dependent on the management of Zargon Oil & Gas Ltd. in respect of the administration and management of all matters relating to our operations. Zargon Oil & Gas Ltd., as of December 31, 2004, operated approximately 95 percent of our total daily production. Investors who are not willing to rely on the management of Zargon Oil & Gas Ltd. should not invest in the Trust Units and/or Exchangeable Shares.

Expansion of Operations

The operations and expertise of management are currently focused on conventional oil and gas production, development and exploration in the Western Canadian and Williston Sedimentary Basins. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors which may result in our future operational and financial conditions being adversely affected.

Net Asset Value

Our net asset value from time to time will vary depending upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time are also determined by a number of factors which are beyond the control of management and such trading prices may be greater than our net asset value.

Additional Financing

In the normal course of making capital investments to maintain and expand our oil and gas reserves additional Trust Units may be issued which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time we may Trust Units in order to reduce debt and maintain a more optimal capital structure. Conversely to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of income available for distributions will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry, who are competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities. As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. We also compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies and trusts, many of which have significantly greater financial and other resources than we do.

Accounting Write-Downs as a Result of GAAP

Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in our consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Under GAAP, the amounts at which petroleum and natural gas property and equipment are carried as net assets on the balance sheet are subject to a cost-recovery test, which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, we will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. The net value of oil and gas properties is highly dependent upon the prices of oil and natural gas. See "*Risk Factors – Volatility of Oil and Natural Gas Prices*".

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

Return of Capital

Trust Units will have no value when the underlying petroleum and natural gas properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of *return of* Unitholders initial investment and a *return on* Unitholders initial investment.

Unitholders have a limited right to require us to repurchase their Trust Units, which is referred to as a redemption right. See "*Information Relating to Us – Trust Indenture – Right of Redemption*". It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed *in specie* to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Zargon Oil & Gas Ltd. The Trust Units represent a fractional interest in our assets. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Our sole assets will be the NPI and other investments in securities of our operating entities. The price per Trust Unit is a function of anticipated income available for distributions, the oil and gas assets acquired by us and our ability to effect long-term growth in the value of our assets. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, the Trust is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with our obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on our behalf must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The *Income Trusts Liability Act* (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force. For additional information see "Risk Factors – Unitholder Limited Liability".

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against us.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by us within the most recently completed financial year, or before the most recently completed financial year but are still material and are still in effect, are the following:

(a) the Trust Indenture;

(b) the Exchangeable Share provisions and the support agreement and the voting and exchange agreement; and

(c) the note indenture creating the Notes.

Copies of each of these documents have been filed on SEDAR at *www.sedar*.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to us or to which we are a party or in respect of which any of our properties is subject, nor are there any such proceedings known to be contemplated.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units and Exchangeable Shares is Valiant Trust Company at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Zargon Oil & Gas Ltd., any holder of Trust Units or Exchangeable Shares who beneficially owns more than 10 percent of the outstanding Trust Units or Exchangeable Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect us.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than McDaniel, our independent engineering evaluator, and Ernst & Young LLP, our auditors. None of the principals of McDaniel or Ernst & Young LLP had any registered or beneficial interests, direct or indirect, in any of our securities or other property or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Zargon Oil & Gas Ltd. or of any of our associate or affiliate entities, except for Grant A. Zawalsky, the Corporate Secretary of Zargon Oil & Gas Ltd., is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to us.

ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers of Zargon Oil & Gas Ltd., principal holders of the Trust Units, Exchangeable Share and rights to purchase Trust Units, is contained in the Information Circular which relates to the Annual Meeting of Unitholders to be held on April 28, 2005, and additional financial information is provided in our consolidated financial statements and management discussion and analysis of financial results for the year ended December 31, 2004 which have been filed on SEDAR at *www.sedar.com*.

We shall provide to any person, upon request to the Secretary of Zargon Oil & Gas Ltd. acting on our behalf:

1. when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

   (a) one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   (b) one copy of our consolidated financial statements for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

   (c) one copy of our information circular; and

   (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

2. at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Zargon Energy Trust
c/o Zargon Oil & Gas Ltd. Ltd.
700, 333 - 5th Avenue S.W.
Calgary, Alberta, T2P 3B6
Tel: (403) 264-9992
Fax: (403) 265-3026

APPENDIX A

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

(Form 51-101F3)

Management of Zargon Oil & Gas Ltd. on behalf of Zargon Energy Trust (collectively "Zargon") are responsible for the preparation and disclosure of information with respect to the Zargon's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Zargon's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors has

(a) reviewed Zargon's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed Zargon's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(d) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(f) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) C.H. Hansen
President and Chief Executive Officer

(signed) B.C. Heagy
Vice President, Finance and Chief Financial Officer

(signed) J. G. Weir
Director and Chairman of the Reserves Committee

(signed) J. D. Peplinski
Director and Member of the Reserves Committee

(signed) G. A. Zawalsky
Director and Member of the Reserves Committee

March 14, 2005

APPENDIX B

McDANIEL REPORT ON RESERVES DATA

(Form 51-101 F2)

To the Board of Directors of Zargon Oil & Gas Ltd. on behalf of Zargon Energy Trust (collectively "Zargon"):

1. We have evaluated Zargon's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of Zargon's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of Zargon evaluated [and reviewed] by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to Zargon's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (thousands before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd.	March 3, 2005	Canada	$nil	$269,166	$nil	$269,166
		United States		$38,999		$38,999

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) McDaniel & Associates Consultants Ltd.
Calgary, Alberta
March 3, 2005

APPENDIX C

AUDIT COMMITTEE MANDATE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors of Zargon Oil & Gas Ltd. ("Zargon") to which the board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information, and review of the annual reserves. The objectives of the Committee are as follows:

1. To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Zargon and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee shall be comprised of at least three (3) directors of Zargon, none of whom are members of management of Zargon and all of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110").

2. The Board of Directors shall have the power to appoint the Committee Chairman, who shall be an unrelated director.

3. All of the members of the Committee shall be "financially literate" and at least one member shall be an "audit committee financial expert". The Board of Directors of Zargon has adopted the definition for "financial literacy" and the definition of "audit committee financial expert" used in MI 52-110.

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

5. The Committee shall meet with the external auditor at least once per year (in connection with the preparation of the year end financial statements) and at such other times as the external auditor and the audit Committee consider appropriate.

Mandate and Responsibilities of Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the board with respect to Zargon's Internal Control Systems:

    - identifying, monitoring and mitigating business risks; and

    - ensuring compliance with legal, ethical and regulatory requirements.

3. It is a primary responsibility of the Committee to review the annual financial statements of Zargon prior to their submission to the board of directors for approval. The process should include but not be limited to:

    - reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;

    - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

    - reviewing accounting treatment of unusual or non-recurring transactions;

    - ascertaining compliance with covenants under loan agreements;

    - reviewing disclosure requirements for commitments and contingencies;

    - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

    - reviewing unresolved differences between management and the external auditors; and

    - obtain explanations of significant variances with comparative reporting periods.

4. The Committee is to review the financial statements, prospectuses, management discussion and analysis (MD&A), annual information forms (AIF) and all public disclosure containing audited or unaudited financial information before release and prior to board approval. The Committee must be satisfied that adequate procedures are in place for the review of Zargon's disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the board, the Committee shall:

    - recommend to the board the appointment of the external auditors;

    - recommend to the board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall report directly to the Committee;

    - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

    - review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors.

6. Review with external auditors (and internal auditor if one is appointed by Zargon) their assessment of the internal controls of Zargon, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Zargon and its subsidiaries.

7. The Committee must pre–approve all non–audit services to be provided to Zargon or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review on an annual basis the reserves as evaluated by the external reserve evaluators. As part of this review, the Audit Committee shall be represented by at least one member at a reserve committee face-to-face meeting with management and the reserve evaluators.

9. The Committee shall review risk management policies and procedures of Zargon (i.e. hedging, litigation and insurance).

10. The Committee shall establish a procedure for:

    - the receipt, retention and treatment of complaints received by Zargon regarding accounting, internal accounting controls or auditing matters; and

    - the confidential, anonymous submission by employees of Zargon of concerns regarding questionable accounting or auditing matters.

11. The Committee shall review and approve Zargon's hiring policies regarding employees and former employees of the present and former external auditors of Zargon.

12. The Committee shall have the authority to investigate any financial activity of Zargon. All employees of Zargon are to cooperate as requested by the Committee.

13. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Zargon without any further approval of the board.

FOR IMMEDIATE RELEASE: March 29, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST FILES YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA -- Zargon Energy Trust ("Zargon") has filed its audited Consolidated Financial Statements for the year ended December 31, 2004 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Zargon has also filed today its Renewal Annual Information Form for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON ACQUISITIONCO INC.


SEC MAIL PROCESSING
SECTION
WASH. D.C.
183

NOTE INDENTURE

July 15, 2004

Providing for the issue of Interest Bearing, Unsecured, Subordinated

Promissory Notes of Zargon AcquisitionCo Inc.

TABLE OF CONTENTS

Page

Article 1 INTERPRETATION 1
1.1 Definitions 1
1.2 Meaning of "Outstanding" 6
1.3 Headings 7
1.4 Gender and Number 7
1.5 Currency 7
1.6 Governing Law 7
1.7 Day Not a Business Day 8
1.8 Invalidity, Etc. 8
1.9 Accounting Principles 8
1.10 Per Annum Calculations 8
1.11 Interest Calculation 8

Article 2 THE NOTES 8
2.1 Terms of Notes 8
2.2 Form and Signatures of Notes 9
2.3 Issue of Notes 9
2.4 Certification 9
2.5 Notes to Rank *Pari Passu* 10
2.6 Commencement of Interest 10
2.7 Registration and Transfer of Notes 10
2.8 Persons Entitled to Payment 11
2.9 Mutilation, Loss, Theft or Destruction 12
2.10 Exchanges of Notes 12
2.11 Transfer 13
2.12 Option of Holder as to Place of Payment 13
2.13 Trustee Not Bound to Make Enquiries 13
2.14 Extension 13
2.15 Redemption 13
2.16 Prepayment 14
2.17 No Other Prepayment, Repurchase or Redemption 14
2.18 Interest Rate Adjustment 14

Article 3 SUBORDINATION OF NOTES 15
3.1 Subordination 15
3.2 Definition 15
3.3 Distribution on Creditor Proceedings 16
3.4 No Payment to Noteholders In Certain Events 17
3.5 Payment of Notes Permitted 17
3.6 Subordination not to be Impaired 18
3.7 Authorization of Noteholders to Trustee to Effect Subordination 18
3.8 Notice of Default under Senior Debt 18
3.9 Inapplicability in Certain Circumstances 19
3.10 Actual Notice Required 19
3.11 No Impairment Between Corporation and Holders 19
3.12 Procedural Matters - Classification 19
3.13 Payment of Trustee's Fees, etc. 19

Article 4 COVENANTS OF THE CORPORATION 19
4.1 Positive Covenants 19
4.2 Trustee May Perform Covenants 20
4.3 To Pay Trustee's Remuneration 21
4.4 Negative Covenant 21
Article 5 DEFAULT 21
5.1 Events of Default 21
5.2 Special Waiver by the Trust 22
5.3 Acceleration of Maturity 22
5.4 Remedies 23
5.5 Remedies not Exclusive 23
5.6 Costs 23
5.7 Delay 23
5.8 No Recourse Against Other Parties 23
5.9 Notice of Events of Default 24
5.10 Waiver of Default 24
5.11 Enforcement by the Trustee 24
5.12 No Suits by Holders 25
5.13 Application of Monies by Trustee 26
5.14 Distribution of Proceeds 26
5.15 Judgment Against the Corporation 27
Article 6 SATISFACTION, DISCHARGE AND REDEMPTION 27
6.1 Payment of Principal Amount 27
6.2 Non-Presentation of Notes 27
6.3 Repayment of Unclaimed Monies 28
6.4 Discharge 28
Article 7 SUCCESSOR COMPANIES 28
7.1 Successor Companies 28
7.2 Vesting of Powers In Successor Corporation 29
7.3 Notice of Completion of Arrangement 29
Article 8 MEETINGS OF HOLDERS 29
8.1 Right to Convene Meeting 29
8.2 Notice of Meetings 30
8.3 Chairman 30
8.4 Quorum 30
8.5 Power to Adjourn 30
8.6 Show of Hands 30
8.7 Poll 31
8.8 Voting 31
8.9 Regulations 31
8.10 Persons Entitled to Attend Meetings 32
8.11 Powers Exercisable by Extraordinary Resolution 32
8.12 Meaning of "Extraordinary Resolution" 34
8.13 Powers Cumulative 34
8.14 Minutes 35
8.15 Instrument In Writing 35
8.16 Binding Effect of Resolutions 35

8.17 Evidence of Rights of Holders ... 35
Article 9 NOTICES ... 36
9.1 Notice ... 36
Article 10 CONCERNING THE TRUSTEE ... 37
10.1 No Conflict of Interest ... 37
10.2 Replacement of Trustee ... 37
10.3 Duties of Trustee ... 38
10.4 Reliance Upon Declarations ... 39
10.5 Evidence and Authority to Trustee ... 39
10.6 Certificate of the Corporation as Evidence ... 41
10.7 Experts, Advisers and Agents ... 41
10.8 Trustee May Deal In Notes ... 41
10.9 Investment of Monies Held by Trustee ... 41
10.10 Trustee Not Ordinarily Bound ... 42
10.11 Trustee Not Required to Give Security ... 42
10.12 Trustee Not to Be Appointed Receiver ... 42
10.13 Trustee Not Bound to Act ... 42
10.14 Conditions Precedent to Trustee's Obligations to Act Hereunder ... 43
10.15 Survival of Indemnities ... 43
10.16 Authority to Carry on Business ... 43
10.17 Acceptance of Trust ... 43
Article 11 SUPPLEMENTAL INDENTURES ... 43
11.1 Supplemental Indentures ... 43
11.2 Indenture Confirming or Evidencing Subordination ... 44
Article 12 FORM OF NOTE ... 44
12.1 Form of Note ... 44
Article 13 EXECUTION AND FORMAL DATE ... 45
13.1 Execution ... 45
13.2 Formal Date ... 46

NOTE INDENTURE

July 15, 2004

BETWEEN:

ZARGON ACQUISITIONCO INC., a corporation incorporated pursuant to the *Business Corporations Act* (Alberta) with an office in the City of Calgary, in the Province of Alberta (the **"Corporation"**)

AND:

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta having an office in the City of Calgary, in the Province of Alberta (the **"Trustee"**)

RECITALS:

A. The Corporation is duly authorized to create and issue the Notes as herein provided;

B. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

C. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) **"Act"** means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations thereunder;

(b) **"Arrangement"** means the plan of arrangement pursuant to Section 193 of the Act as provided for in an agreement dated June 17, 2004, among Zargon Oil & Gas Ltd., the Corporation, Zargon ExchangeCo Inc. and the Trust;

(c) **"Bank Borrowings"** means the Corporation's indebtedness, obligations and liabilities, direct or indirect, to the Banks or any of them;

(d) **"Banks"** means any bank or financial institution or any affiliate thereof which from time to time may be providing loans, advances or other extensions of credit to the Corporation including, without limitation, all obligations under or pursuant to any Swaps;

(e) **"Borrowed Money"** means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; (v) Swaps; and (vi) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined);

(f) **"Business Day"** means any day except Saturdays, Sundays, statutory holidays and days in Alberta and other days when the principal offices of the Trustee in the City of Calgary are not generally open to the public for the transaction of business;

(g) **"Certificate of the Corporation"**, **"Order of the Corporation"**, **"Request of the Corporation"**, **"Written Direction of the Corporation"** and **"Consent of the Corporation"** mean, respectively, a written Certificate, order, request, direction and consent signed in the name of the Corporation by the President or any other senior officer of the Corporation, and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee;

(h) **"Certified Resolution"** means a copy of a resolution of the Corporation certified by the President or any other senior officer of the Corporation to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(i) **"Common Shares"** means the common shares in the capital of the Corporation, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares;

(j) **"Corporation"** means Zargon AcquisitionCo Inc., incorporated under the Act, and includes any successor company to or of the Corporation provided that the provisions of Article 7 shall have been complied with in respect thereof;

(k) **"Corporation's Auditors"** or **"Auditors of the Corporation"** means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(l) **"Counsel"** means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates;

(m) **"Creditor Proceedings"** means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Corporation or its property or liabilities relating to any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of

assets and liabilities of the Corporation, or any bulk sale of assets by the Corporation, or proceedings in relation to any of the foregoing;

(n) **"Current Proceeds"** means all funds received by the Trustee from time to time pursuant to the terms of this Note Indenture but not at the time distributed pursuant to the terms of this Note Indenture to the Holders or received by the Trustee in its capacity as Fund Trustee and not at the time distributed to the holders of Trust Units;

(o) **"Default"** means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(p) **"Director"** means a member of the board of directors of the Corporation for the time being and **"Directors"**, **"Board of Directors"** or **"Board"** means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "action by the Directors" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee;

(q) **"Early Redemption Date"** means the date that any Notes or portion thereof are to be redeemed or prepaid pursuant to Section 2.14 or Section 2.15;

(r) **"Effective Date"** means the date shown on the certificate or proof of filing to be issued by the Registrar of Corporations pursuant to subsection 193(11) or subsection 193(12) of the Act in respect of the Arrangement;

(s) **"Event of Default"** means any of the events of default referred to in Section 5.1;

(t) **"Extraordinary Resolution"** has the meaning attributed thereof in Section 8.12;

(u) **"Fund Trustee"** mean Valiant Trust Company, the trustee under the Trust Indenture and such other persons which may become trustee thereunder from time to time;

(v) **"Holders"** means the person(s) from time to time being entered in the Registers hereinafter mentioned as Holders of Notes (which shall include any transferee of a Holder);

(w) **"Initial Note"** has the meaning ascribed thereto in Section 2.3;

(x) **"Interest Payment Date"** means the 10th day of the month following the month in which an Interest Period ends, unless such day is not a Business Day, in which case it shall be the next following Business Day;

(y) **"Interest Period"** means (i) the period beginning on (and including) the Issue Date and ending on (and including) August 31, 2004, and (ii) thereafter, successive periods beginning on (and including) the first day of the calendar month next following the end of each Interest Period and ending on (and including) the last day of such calendar month, and the Maturity Date, provided that in the event any Note shall be partially or totally redeemed at any time other than on an Interest Payment Date, then the date upon which such partial or total redemption occurs shall be an Interest Payment Date in respect of the amount of such Note so redeemed;

(z) **"Interest Rate"** means ten percent (10%) per annum, subject to adjustment pursuant to Section 2.18;

(aa) **"Issue Date"** means, in respect of any Notes, the date of issuance of such Notes;

(bb) **"Maturity Date"** means the earlier July 15, 2034, subject to extension pursuant to Section 2.13;

(cc) **"Non-Trust Holders"** means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of Ten Million ($10,000,000) Dollars or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

(dd) **"Note Indenture"**, **"Indenture"**, **"hereto"**, **"herein"**, **"hereby"**, **"hereunder"**, **"hereof"** and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ee) **"Noteholders' Request"** means:

(i) an instrument signed in one or more counterparts either:

(A) at any time when there are no Non-Trust Holders, or there are Non-Trust Holders but the Trust is the holder of at least Ninety percent (90%) of the principal amount of the Notes then outstanding, by the Trust; or

(B) at any time when (A) does not apply, by Holder(s) holding in the aggregate at least Fifty percent (50%) of the principal amount of the Notes outstanding,

or

(ii) a resolution of the Holders passed at a meeting of the Holders at any time when there are Non-Trust Holders but the Trust is not the holder of at least Ninety percent (90%) of the principal amount of the Notes then outstanding, by Holder(s) holding in the aggregate at least Fifty percent (50%) of the principal amount of the Notes outstanding which are represented at the meeting;

requesting the Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Request or resolution, provided that, in either *(i)* or *(ii)* where the approval of the Trust is required, the taking of such action or proceeding has been approved as required by the Trust Indenture;

(ff) **"Notes"** means the interest bearing, unsecured, subordinated promissory notes maturing on the Maturity Date, issued or to be issued hereunder and entitled to the benefits hereof;

(gg) **"Outstanding"** has the meaning ascribed thereto in Section 1.2;

(hh) **"Person"** means an individual, firm, trust, trustee, syndicate, company, partnership, association, government or governmental agency;

(ii) **"Register"** has the meaning ascribed thereto in Section 2.6;

(jj) **"Security Documents"** shall mean and include any and all collateral or security documents securing the Corporation's indebtedness, obligations and liabilities for or in respect of Senior Debt;

(kk) **"Senior Debt"** means (a) all indebtedness, obligations and liabilities of the Corporation in respect of Borrowed Money excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or this Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any Creditor Proceedings, all indebtedness, obligations and liabilities of the Corporation other than indebtedness obligations and liabilities to the Holders of Notes; for certainty, Senior Debt shall at all times include all indebtedness, obligations and liabilities of the Corporation in respect of Bank Borrowings, including all indebtedness, obligations and liabilities of the Corporation under the Senior Debt Documents and Swaps;

(ll) **"Senior Debt Default"** shall mean and include: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand;

(mm) **"Senior Debt Documents"** means and includes all documents, instruments and agreements, including all Security Documents, evidencing, creating, authorizing, guaranteeing or securing Senior Debt outstanding under or pursuant to the Bank Borrowings and including any Subordination Agreements;

(nn) **"Swaps"** swap, hedging, derivatives transactions and other arrangements made by the Corporation (including any assumed by the Corporation by contract, operation of law or otherwise), from time to time, in respect of commodity prices, interest rates or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities, interest rates, rates of exchange of one currency for another and includes guarantees, either direct or indirect, by the Corporation of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Corporation or the Trust;

(oo) **"Subordination Agreement"** has the meaning attributed to it in Section 3.7(a);

(pp) **"Subsidiary"** or **"Subsidiary Company"** means any company or partnership of which more than Fifty percent (50%) of the outstanding Voting Shares or (in the case of a partnership) capital or income interests are beneficially owned, directly or indirectly, by or for the Corporation or one or more Subsidiaries or the Corporation and one or more Subsidiaries; provided that the ownership of such shares or partnership interests confers the right to elect at least a majority of the board of directors of such company or partnership, or Persons managing the business and affairs of such company or partnership, and includes any company or partnership in like relation to a Subsidiary;

(qq) **"successor company"** has the meaning attributed to it in Section 7.1;

(rr) **"Time of Expiry"** means 4:30 p.m. (Calgary time) on the Maturity Date;

(ss) **"Transfer"** means a transfer in the form and substance of the transfer attached to the Notes;

(tt) **"Trust"** means Zargon Energy Trust, an unincorporated, open-ended, unit and mutual fund trust established under the laws of the Province of Alberta;

(uu) **"Trust Indenture"** means the amended and restated trust indenture dated as of July 14, 2004 constituting the Trust and made between the Fund Trustee and Zargon Oil & Gas Ltd., as may be amended from time to time;

(vv) **"Trust Units"** means a unit of the Trust, each such unit representing an equal undivided beneficial interest therein;

(ww) **"Trustee"** means Valiant Trust Company or its successor or successors for the time being in the trusts created hereunder;

(xx) **"Trustee Expenses"** means, at any time and from time to time, any fees or expense reimbursements then due and payable by the Trust or the Corporation to the Trustee or the Fund Trustee with respect to the performance and discharge of its duties pursuant to this Note Indenture or the Trust Indenture, and any fees or expenses which have accrued at that time pursuant to such services rendered in the performance of such duties since the last regularly scheduled billing of such fees or expenses by the Trustee or the Fund Trustee but which have not at such time been billed or collected. For clarification, such fees shall not include fees and expenses incurred by the Trustee, for itself or in its capacity as the Trustee under this Note Indenture or as Fund Trustee under the Trust Indenture in connection with the realization or enforcement of any of the rights and remedies afforded the Trustee under such indentures; and

(yy) **"Voting Shares"** means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:

(i) it shall be cancelled; or

(ii) it shall be delivered to the Trustee for cancellation; or

(iii) monies or securities (including equity shares), as the case may be for the payment of Notes shall have been set aside by the Corporation and held by the Trustee for that purpose in accordance with the provisions of Section 6.1 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Corporation shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding.

(d) For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash, by bankers' draft or by cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Accounting Principles

Wherever in this Agreement reference is made to "generally accepted accounting principles", such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.10 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.11 Interest Calculation

Interest payable in respect of any Interest Period shall be deemed to have accrued from day to day for the number of days comprising the Interest Period.

ARTICLE 2
THE NOTES

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to Two Billion ($2,000,000,000) Dollars in lawful money of Canada.

(b) The Notes shall be designated the **"Interest Bearing, Unsecured, Subordinated Promissory Notes"** of the Corporation; shall be dated as of their respective Issue Dates; shall mature at the Time of Expiry; shall rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings; and shall bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest

Payment Date for the applicable Interest Period. The record date for determining the Holders to receive payments of interest on any Interest Payment Date shall be the last day of the month in which such Interest Payment Date occurs (unless such day is not a Business Day, in which case the record date shall be the next following Business Day except that, if such Business Day is in the next succeeding calendar year, then such record date shall be the immediately preceding Business Day).

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of One Hundred ($100) Dollars and for amounts above such minimum only in integral multiples of One ($1.00) Dollar. The Notes (including the Certificate of the Trustee endorsed thereon) shall be, substantially in the form set forth in Schedule "A" hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language.

(b) The Notes may be typewritten, electronically reproduced, engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

(c) The Notes shall be under the seal of the Corporation (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by the Chairman of the Board or the President. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes in an aggregate principal amount of Two Billion ($2,000,000,000) Dollars may be executed by the Corporation from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Corporation pursuant to a written direction of the Corporation. It is acknowledged that the first Notes to be issued hereunder (the **"Initial Note"**) shall be issued pursuant to the Arrangement to the Trust.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation and the Holder is entitled to the benefits hereof.

(b) The Certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The Certificate of the Trustee signed on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank *Pari Passu*

The Notes may be issued in such amounts, to such persons and on such terms not inconsistent with the provisions of this Note Indenture as the Corporation by written direction directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank *pari passu* and shall be equally and proportionately entitled to the benefits hereof, without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Commencement of Interest

All Notes issued hereunder shall, if issued or exchanged before the first Interest Payment Date, bear interest from their original issue date or, if issued after the first Interest Payment Date, bear interest from the last Interest Payment Date on which interest shall have been paid or made available for payment on the outstanding Notes.

2.7 Registration and Transfer of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrars at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers (**"Register(s)"**) in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested to do so by the Corporation or the Trustee furnish the Corporation or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and Certificate numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable requirements as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in Section 2.10(c) hereof. Neither the Corporation nor the Trustee shall be required (i) to transfer or exchange any Notes on any Interest Payment Date or

during a period of ten Business Days immediately preceding any such date; or (ii) to transfer or exchange any Notes on the day of any selection by the Trustee of any Notes to be redeemed or purchased or during the fifteen Business Days immediately preceding such date or thereafter until after the mailing of any notice of redemption or purchase; or (iii) to transfer or exchange any Notes selected or called for redemption in whole or in part unless upon due presentation thereof such Notes or part thereof called redemption shall not be redeemed.

(d) Neither the Trustee nor any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Trustee or any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(e) Except in the case of the Register required to be kept at the Trustee's principal office in the City of Calgary, the Corporation, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.8 Persons Entitled to Payment

(a) The Person in whose name any Note shall be registered shall be deemed and regarded as the owner thereof for all purposes of this Note Indenture and payment of or on account of the principal of such Note shall be made only to or upon the order in writing of such Holder thereof and such payment shall be a good and sufficient discharge to the Trustee and any registrar and to the Corporation and any paying agent for the amounts so paid.

(b) As interest becomes due on the Notes, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(c) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with

the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(d) Delivery to the Trustee by a Holder of a Note or the receipt of such Holder for the principal monies and interest evidenced by such Note shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(e) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid or delivered to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.9 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Corporation, upon being furnished with the mutilated Note or evidence of such event (as applicable) and indemnity as hereinafter provided, shall issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity and security satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.10 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Notes issued in exchange for Notes which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

(c) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge

to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.11 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the provisions contained in the Notes and any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.12 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.13 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.14 Extension

On or about March 31, 2034, the Board of Directors of the Corporation shall review the Corporation's business and the Corporation's business prospects. If this review, in the opinion of the Board of Directors of the Corporation, indicates that it is likely that the indebtedness of the Corporation evidenced by all but not less than all the Notes could be refinanced upon the Maturity Date on the same terms and conditions as herein contained, other than the interest rate to be applicable, for the period from July 15, 2034 to July 15, 2044 (the **"Extension Term"**), then provided such extension is requested by the Corporation and, if there are then any Non-Trust Holders, such extension and the interest rate to be applicable for the Extension Term (the **"Renewal Rate"**) are approved by a resolution of the Holders on or before March 31, 2034, the Maturity Date shall be extended to July 15, 2044 and the interest rate applicable to the Notes for the Extension Term shall be adjusted to the Renewal Rate, failing which the Maturity Date shall not be so extended. If the Maturity Date is to be so extended, the Trustee and the Corporation shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Maturity Date and the interest rate applicable.

2.15 Redemption

Subject to the terms and conditions of any Senior Debt Documents, from time to time and in any event not less frequently than each second anniversary of the date hereof, the board of directors of the Corporation shall review the Corporation's business and business prospects. If this review, in the opinion of the Board of Directors of the Corporation, indicates that it is unlikely that the indebtedness of the

Corporation evidenced by the Notes could be refinanced upon maturity of the Notes, then the Corporation may, provided that if there are then any Non-Trust Holders, such prepayment is approved by a resolution of the Holders, commence principal repayments on the Notes such that, in the opinion of the board of directors of the Corporation, the Notes will be fully repaid on or before the Maturity Date. In the events described in the preceding sentence, the Corporation's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends, redemptions, reduction of capital or other distributions on or in respect of the Common Shares or any other shares of the Corporation. Accrued and unpaid interest shall be paid on any Notes concurrently with any principal repayments pursuant to this Section 2.15. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.15 and there is more than one holder thereof, the Notes shall be redeemed as near as may be pro rata as between the Holders and without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.16 Prepayment

Subject to the terms and conditions of any Senior Debt Documents, from time to time the Corporation may prepay all or any portion of the Notes and in that case the Corporation shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.16 and there is more than one Holder thereof, the Notes shall be prepaid as near as may be pro rata as between the Holders without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.17 No Other Prepayment, Repurchase or Redemption

Except as provided in this Article 2 and except pursuant to the terms of the Arrangement, or upon the occurrence of an Event of Default, the Notes will not be purchased by the Corporation, repaid or redeemable at the option of the Corporation or by the Holders thereof prior to the Maturity Date.

2.18 Interest Rate Adjustment

At any time, and from time to time, the Board of Directors of the Corporation may review the Corporation's business and the Corporation's business prospects. If after this review, in the opinion of the Board of Directors of the Corporation, it is in the best commercial interests of the Corporation to adjust the Interest Rate to be applicable for all but not less than all the Notes, then provided such adjustment is requested by the Corporation and, if there are then any Non-Trust Holders, such adjustment to the Interest Rate to be applicable (the **"Adjusted Rate"**) is approved by a resolution of the Holders, the Interest Rate applicable to the Notes shall be adjusted to the Adjusted Rate, failing which the Interest Rate shall not be so adjusted. If the Interest Rate is to be so adjusted, the Trustee and the Corporation shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Adjusted Rate.

ARTICLE 3
SUBORDINATION OF NOTES

3.1 Subordination

Each of the Corporation and the Trustee covenants and agrees, and each Holder of a Note, by such Holder's acceptance thereof, likewise covenants and agrees, that the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of the Corporation hereunder (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) shall be and is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt now outstanding or hereafter incurred and whether or not such subordination is specifically evidenced by a subordination agreement entered into by the Trustee on behalf of the Holders; provided that the Corporation shall not be precluded hereby from paying regularly scheduled interest on the Notes and (if so agreed by the holders of Senior Debt in a Subordination Agreement or otherwise) the principal of the Notes, as long as at the relevant Interest Payment Date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing. In the event that, notwithstanding the foregoing, and provided the Trustee has received actual notice thereof at the time of receipt of the funds, including pursuant to Section 3.8, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, is paid or distributed by the Corporation under the terms hereof after the occurrence of and during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been paid indefeasibly in full and in cash. The provisions of this Article 3 are intended to be enforceable directly by each Person from time to time entitled to enforce any Senior Debt. The Corporation hereby declares itself to hold the benefits of this Article 3 in trust for each Person entitled to enforce any Senior Debt from time to time and will do and execute all such documents and things as may be necessary to enable any such Person to enforce the provisions of this Article 3.

3.2 Definition

For purposes of this Article 3:

(a) the words **"cash, property or securities"** will be deemed to include shares of the Corporation as reorganized or readjusted, or securities of the Corporation or any other corporation provided for by a plan of reorganization, arrangement or readjustment of indebtedness; and

(b) any reference to the **"indefeasible payment in full and in cash"** (or words to like effect) of Senior Debt means receipt by the holders of Senior Debt of indefeasible payment in cash of the full amount of such Senior Debt and all obligations of the Corporation in respect thereof; provided that if the holders of Senior Debt are entitled to and do receive any property or securities by virtue of the provisions hereof then, to the extent that they are able to dispose of such property or securities in a reasonable period after receipt (if the same are readily marketable) and do so in their discretion, the net proceeds of such disposition shall be considered (as between the holders

of such Senior Debt and the Holders) to have been paid by the Holders hereunder to such holders of Senior Debt and to reduce the amount of such Senior Debt.

3.3 Distribution on Creditor Proceedings

(a) In the event of any Creditor Proceedings:

(i) the holders of all Senior Debt will be entitled to receive payment in full in cash of the principal thereof, premium (if any), interest due thereon and all other indebtedness, obligations and liabilities relating thereto or comprising Senior Debt before the Trustee on behalf of the holders or the Holders of Notes will be entitled to receive any payment hereunder or upon or in respect of the Notes or distribution of any kind or character, whether in cash, property or securities, that may be payable or deliverable in any such event hereunder or in respect of any of the Notes;

(ii) any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, to which the Holders of Notes or the Trustee on behalf of the holders would be entitled, except for the provisions of this Article 3, will be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to indefeasibly pay in full and in cash all Senior Debt remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Debt; and

(iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities is received by the Trustee on behalf of the holders or the Holders of Notes during the continuance of a Senior Debt Default of which it has notice and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been indefeasibly paid in full and in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(b) Upon any distribution of assets of the Corporation referred to in this Article 3, the Trustee and the Holders of Notes will be entitled to rely upon a Certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders of the Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Debt and other indebtedness, obligations and liabilities of the Corporation, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

3.4 No Payment to Noteholders In Certain Events

(a) Upon the maturity of any Senior Debt for any reason, including by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other indebtedness, obligations and liabilities in respect of all such matured Senior Debt will first be indefeasibly paid in full and in cash before any payment on account of the Notes (whether principal, interest or otherwise) is made.

(b) Upon the happening of a Senior Debt Default, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist, no payment (by purchase of Notes or otherwise) will be made by the Corporation with respect to the principal of, any interest on or other amount owing under or in respect of the Notes unless the Senior Debt Default has been cured or waived as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof or the Senior Debt has been indefeasibly paid in full and in cash. In the event that, notwithstanding the foregoing, the Corporation makes any payment with respect to the Notes, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof, such payments will be held in trust for the benefit of, and, if and when such Senior Debt becomes due and payable, will be paid over to, the holders of the Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full and in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(c) The fact that any payment hereunder is prohibited by this Section will not prevent the failure to make such payment from being an Event of Default or Default hereunder.

(d) If, pursuant to this Note Indenture, the Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been indefeasibly paid in full and in cash the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default.

3.5 Payment of Notes Permitted

If the Trustee:

(a) receives a Certificate of the Corporation certifying that the Corporation is entitled to make a payment with respect to the Notes pursuant to the provisions hereof; and

(b) has not received written notice from or on behalf of any holder of any Senior Debt, notifying the Trustee of the happening of a Senior Debt Default or of the existence of any other facts that would result in the making of any payment with respect to Notes in contravention of the provisions of this Article 3 or, if it has received such written notice, it has subsequently received a certificate of such holder of Senior Debt confirming that such Senior Debt Default has been cured or waived or such facts no longer exist,

then, notwithstanding anything to the contrary contained herein, the Trustee will be entitled to assume, and without any further obligation to make any further enquiry, that such payment may be made, that no such Senior Debt Default has occurred and that no such facts exist and the Trustee may apply any money that may be received by the Trustee at such time pursuant to any provisions of this Note Indenture to the purposes for which the same were so received. Notwithstanding the foregoing, any such payment is subject to disgorgement if made contrary to this Article 3.

3.6 Subordination not to be Impaired

(a) The provisions of this Article 3, including without limitation the subordination provided in this Article 3, shall apply in all events and circumstances and notwithstanding any Creditor Proceedings.

(b) No right of any present or future holder of any Senior Debt of the Corporation to enforce the subordination as herein provided will at any time in any way be prejudiced or impaired by any act or failure to act in good faith, by any such holder, or by any non-compliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.7 Authorization of Noteholders to Trustee to Effect Subordination

(a) Each Holder of Notes by such Holder's acceptance thereof authorizes and directs the Trustee on such Holder's behalf to take such action as may be necessary or appropriate to enter into contractual subordination agreements (**"Subordination Agreements"**) with one or more holders of Senior Debt or a trustee or agent for it or them which may include terms in implementation of and/or in addition to the provisions of this Article 3, the grant of a power of attorney to a holder of Senior Debt to be exercised in any Creditor Proceedings to enforce the terms thereof, or provisions to bind any transferee of the Notes to the terms thereof.

(b) Without limiting or restricting the provisions of Section 3.7(a), each Holder, by such Holder's acceptance of a Note or Notes (i) specifically authorizes and directs the Trustee to, and specifically acknowledges, understands and agrees that the Trustee may, execute and deliver Subordination Agreements between the Trustee and the Banks; and (ii) acknowledges and agrees to be bound by the provisions of the Subordination Agreements including, without limitation, the Subordination Agreement to be dated on or about July 30, 2004 or such other date as agreed to, and to be effective on or about July 15, 2004 or such other date as agreed to, as amended or restated from time to time, between the Corporation (or any successor thereto), Zargon Energy Trust, as the Holder of the Notes, and The Toronto-Dominion Bank, as Bank, notwithstanding the terms thereof are different from, and in addition to, those herein.

3.8 Notice of Default under Senior Debt

The Corporation shall give the Trustee prompt written notice of the happening of any Senior Debt Default, and of any cure, waiver or withdrawal thereof, of which notice has been given to the Corporation.

3.9 Inapplicability in Certain Circumstances

The provisions of this Article 3 shall not be applicable to any cash, properties or securities received by the Trustee or the Holder of any Note as a holder of Senior Debt or a trustee or agent for any such Holder.

3.10 Actual Notice Required

Notwithstanding the provisions of this Article 3 or any other provisions of this Note Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to the Holders, or the application of such moneys by the Trustee in accordance with the terms hereof, or the taking of any other action by the Trustee unless and until the Trustee shall have received written notice thereof from the Corporation or from or on behalf of any holder of any Senior Debt.

3.11 No Impairment Between Corporation and Holders

Nothing herein shall impair, as between the Corporation and the Holder of any Note, the obligation of the Corporation, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to any contrary provisions of the Subordination Agreements and to the rights, if any, under this Article 3 of holders of Senior Debt to receive cash, property or securities otherwise payable or deliverable to the Trustee or the Holders of the Notes, and subject to the provisions of Section 3.12.

3.12 Procedural Matters - Classification

Notwithstanding anything to the contrary herein or by applicable law provided, in the event of any classification of creditors of the Corporation on the commencement of or during any Creditor Proceedings, the indebtedness, obligations and liabilities represented by the Notes shall not, whether for purposes of voting or other procedural matters or distribution, be classified with any Senior Debt. For these purposes, **"voting"** includes any manner of expressing assent or dissent, including voting at a meeting in person or by proxy, written resolution or consent instrument or otherwise.

3.13 Payment of Trustee's Fees, etc.

Notwithstanding anything to the contrary contained in this Article 3 but subject to the terms of any Subordination Agreement, the Trustee shall be entitled to be paid by the Corporation or the Trust the Trustee Expenses in priority to any Senior Debt and the Trustee shall be entitled to retain out of any Current Proceeds held by the Trustee any Trustee Expenses then due and owing prior to disbursing such funds in accordance with the terms of this Note Indenture or the Trust Indenture.

ARTICLE 4
COVENANTS OF THE CORPORATION

4.1 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders (either directly or through the Trustee or an agent of the Trustee) the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein (subject to Article 3 hereof) and for such purpose, where payment is made through the Trustee or an agent of the Trustee, put the Trustee in funds adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the due date or three days prior thereto where the Trustee is required to mail a cheque;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements, and the report, if any, of the Corporation's auditors thereon;

(e) notify the Trustee immediately upon becoming aware of any Default or Event of Default hereunder;

(f) give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Corporation; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

4.2 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 5.9) need not, notify the Holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 4.3, but no such performance or payment by the Trustee shall be deemed to relieve the Corporation from default hereunder.

4.3 To Pay Trustee's Remuneration

The Corporation will, from time to time, pay the Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Section 10.7 and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, with interest at a rate to be agreed upon between the Trustee and the Corporation, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

4.4 Negative Covenant

The Corporation shall not, nor shall it permit any of its Subsidiaries to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 7.1 or subsection 8.11(c).

ARTICLE 5
DEFAULT

5.1 Events of Default

It shall be an Event of Default if:

(a) the Corporation makes default in repayment of the principal amount of the Notes or of any Note due and payable at maturity, upon acceleration or otherwise;

(b) the Corporation makes default in payment of any accrued and unpaid interest due on the Notes on an Interest Payment Date and the Corporation has failed to pay all such accrued interest (and interest thereon as set out in subsection 2.1(b)) in full within ninety (90) days of such Interest Payment Date;

(c) the Corporation makes default and demand for payment has been made under the provisions of any instrument, indenture or document evidencing Senior Debt having a principal amount outstanding in excess of One Hundred Million ($100,000,000) Dollars and fails to remedy the same within the curative period provided for therein or discharge the same or unless such default is waived and any acceleration is rescinded before the acceleration of the Notes;

(d) a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Corporation, or appointing a receiver of, or of any substantial part of the property of, the Corporation or ordering the winding-up or liquidation of its

affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(e) a resolution is passed for the winding-up or liquidation of the Corporation or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Corporation or makes a general assignment for the benefit of creditors;

(f) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Corporation shall fail to make good such default within a period of thirty (30) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(g) any proceedings concerning the Corporation are taken with respect to a compromise or arrangement among its creditors under the *Companies' Creditors Arrangement Act* (or any act substituted therefor) or similar legislation of any other jurisdiction; or

(h) any encumbrancer takes possession of property of the Corporation having a fair market value in excess of $100,000,000 or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or for all or substantially all of the Corporation's property.

5.2 Special Waiver by the Trust

If, at any time when the Trust is the Holder of all outstanding Notes, the Corporation is unable or unwilling to pay interest or principal payment on all Notes as required by this Note Indenture, the Corporation may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Corporation five days after demand by the Trust (subject to the provisions of Article 3 hereof). Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

5.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request, by notice in writing to the Corporation, declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same

shall forthwith become immediately due and payable to the Trustee provided, that, notwithstanding the foregoing, upon the occurrence of an Event of Default described in subsections 5.1(d), 5.1(e) or 5.1(g), the principal and interest on all Notes then outstanding shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding and the Corporation shall, subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to the terms of Article 3 hereof, forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations under the Notes and any monies so received by the Trustee shall be applied in the manner provided in Section 5.13.

5.4 Remedies

Whenever an Event of Default has occurred the Holder(s) may, by Noteholders' Request, cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Corporation, provided however, that (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) the Trustee's right to proceed may be limited by the provisions of any Subordination Agreement entered into by the Trustee pursuant to Article 3 hereof.

5.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

5.6 Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate agreed upon between the Trustee and the Corporation but not less than the Interest Rate, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such costs until the date payment thereof is received by the Trustee.

5.7 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

5.8 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Corporation contained herein or in the Notes.

5.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within five (5) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

5.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.11 Enforcement by the Trustee

(a) Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Corporation shall fail to pay to the Trustee, forthwith after the same shall become due and payable in accordance with Section 5.3, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other), to Article 3, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any

Senior Debt on the other) to Article 3, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any Creditor Proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee), but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that (i) nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder, and (ii) all such rights shall be subject to Article 3.

(c) The Trustee shall also have power at any time and from time to time, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any Creditor Proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of

them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings, and (v) the bringing of any such action, suit or proceeding would not be contrary to Article 3.

5.13 Application of Monies by Trustee

Except as herein otherwise expressly provided, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation or in any other manner, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 5.13 provided, in payment, rateably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to subsection 5.13(b) above contrary to Article 3 or with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 5.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with

presentation and surrender or endorsement in any special case upon such indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 5.13(a), would be insufficient to make a distribution of at least five percent (5%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

5.15 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1 Payment of Principal Amount

Subject to the provisions of Article 3, the principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Corporation to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Trustee.

6.2 Non-Presentation of Notes

In case the holder of any Note shall fail to present the same for payment on the date on which the principal thereof or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Corporation shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Notes, the Corporation shall be entitled to direct the Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal moneys or the interest, as the case may be, in trust to be paid to the holder of such Note upon due presentation or surrender thereof in accordance with the provisions of this Note Indenture; and thereupon the principal moneys or the interest payable on or represented by each Note in respect whereof such moneys have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 6.3.

6.3 Repayment of Unclaimed Monies

Any monies set aside under Section 6.2 and not claimed by and paid or delivered to Holders as provided in Section 6.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become statute barred under the laws of the Province of Alberta.

6.4 Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable together with all other obligations hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 7
SUCCESSOR COMPANIES

7.1 Successor Companies

The Corporation shall not, except as sanctioned by subsection 8.11(c), enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), other than the Arrangement, whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless:

(a) such other person or continuing company is a company (herein, including the successor company following the amalgamation of the Corporation as part of the Arrangement, called the **"successor company"**) incorporated under the laws of Canada or any province thereof;

(b) the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, in the reasonable opinion of the board of directors of the Corporation, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the successor company either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection 7.1(b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2 Vesting of Powers In Successor Corporation

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor company, including the successor company continuing following the amalgamation of the Corporation as part of the Arrangement, shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the director's or officers of such successor company.

7.3 Notice of Completion of Arrangement

Upon the completion of the Arrangement by the filing of the court order approving the Arrangement and the articles of arrangement with the Registrar of Corporations, the Corporation shall provide notice in writing thereof to the Trustee confirming the completion of the Arrangement.

ARTICLE 8
MEETINGS OF HOLDERS

8.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders' Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs, expenses and liabilities which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

8.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3 Chairman

A person, who need not be a Holder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in aggregate principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the aggregate principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in aggregate principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions or matters other than those to be decided by Extraordinary Resolution shall, if a poll is taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

8.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each One ($1.00) Dollar principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time only by Extraordinary Resolution, and subject (where applicable) to Section 3.12:

(a) power to consent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (with the prior written consent of the Trustee) against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to consent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be requested by or agreed to by the Corporation and to authorize the Trustee to concur in and give effect to same by executing an indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other company or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 5.11;

(h) power to consent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Trustee or any other person or persons to (i) bid at any sale of the Corporation's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations not distributed pursuant to the provisions of subsection 8.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any company formed or to be formed;

(n) power to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12 Meaning of "Extraordinary Resolution"

(a) The expression **"Extraordinary Resolution"** when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the aggregate principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 8.12(a), the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 9.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instrument In Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression **"Extraordinary Resolution"** when used in this Note Indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the Certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such Certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 9
NOTICES

9.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by telecopier (in the case of Corporation or the Trustee):

(a) to the Corporation, at:

700, 333 – 5th Avenue S.W.
Calgary, Alberta, T2P 3B6, Canada

Attention: President and Chief Executive Officer
Facsimile: (403) 265 – 3026

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained;

(c) to the Trustee at its principal office in the City of Calgary at:

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta, T2P 0S2, Canada

Attention: Manager, Corporate Trust
Facsimile: (403) 233 – 2857

Any notice given as aforesaid shall be deemed to have been given at the time delivered or telecopied (provided complete transmission is confirmed) if delivered or sent by facsimile to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 10
CONCERNING THE TRUSTEE

10.1 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2. However, the Corporation hereby acknowledges that a material conflict of interest in the role of the Trustee as a fiduciary hereunder may arise in connection with the Trustee's role as a fiduciary under the Trust Indenture and as the holder of the Notes as contemplated under the Arrangement. In such circumstances, the Corporation confirms that if the Trustee, acting reasonably, determines that such a material conflict of interest exists that prevents the Trustee from fulfilling its obligations hereunder or that such a conflict of interest is imminent, the Trustee shall be entitled to resign in the manner and with the effect specified in Section 10.2 by giving to the Corporation seven (7) days' notice in writing, such notice to be accepted by the Corporation as sufficient notice pursuant to Section 10.2 hereof.

10.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three (3) months' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct for the appointment of a new Trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any provision of this Section shall be a company authorized to carry on the business of a trust company in all Provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds,

conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Corporation.

10.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation, but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient monies from the Corporation, and subject to Article 3 to forward cheques or to effect other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(b) hereof;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, and subject to Article 3, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate

Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to such Counsel as the Corporation may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to subsection 10.3(a) and the provisions of any applicable laws, except for its acts or omissions constituting fraud, gross negligence or wilful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees, at all times, to indemnify and save harmless the Trustee and its directors, officers, shareholders, employees and agents from and against all liability, claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses, in any manner based upon, occasioned by or attributable to any act of the Trustee in the execution of its duties hereunder.

(f) The Trustee shall not incur any liability by refusing in good faith to effect any transfer of any Notes which, in its judgment is improper or unauthorized.

(g) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Corporation the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

10.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Corporation or any of the Corporation's covenants contained herein.

10.5 Evidence and Authority to Trustee

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the

Corporation, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 10.5; or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration.

(d) Each statutory declaration, Certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Trustee so requires, its Certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or Certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

10.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

10.7 Experts, Advisers and Agents

The Trustee may:

(a) in relation to this Note Indenture, employ or retain and act on the opinion or advice of or information obtained from any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting in good faith on any such opinion and advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Corporation.

10.8 Trustee May Deal In Notes

Subject to Section 10.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Monies Held by Trustee

(a) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or deposited for safekeeping with any such bank.

(b) Unless otherwise provided in this Note Indenture, any monies held by the Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or the Trustee, provided that the security shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Corporation shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Corporation. Unless and

until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the request of the Corporation.

(c) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the written consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(d) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, and subject to Article 3, the Trustee shall pay over to the Corporation all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10 Trustee Not Ordinarily Bound

Except as provided in Section 5.9 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, liabilities and expenses which it may incur by so doing, nor in any way or at any time or on any conditions to supervise or interfere with the conduct of the Corporation's business.

10.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

10.12 Trustee Not to Be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

10.13 Trustee Not Bound to Act

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

10.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

10.15 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Note Indenture shall survive the removal or resignation of the Trustee under Article 10 and the termination of this Note Indenture.

10.16 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in the Province of Alberta. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.17 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, but subject to obtaining any consent which may be required under the terms of any agreement (including any Subordination Agreement referred to in

Section 3.7), execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8, and where any such Extraordinary Resolution relates to an amendment of this Note Indenture, such amendment shall not be effective or binding until the supplemental indenture giving effect thereto has been executed and delivered by both the Corporation and the Trustee;

(d) giving effect to an extension of the Maturity Date pursuant to Section 2.13; and

(e) for any other purpose not inconsistent with the terms of this Note Indenture.

The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

11.2 Indenture Confirming or Evidencing Subordination

From time to time the Trustee may, and shall when requested by a Holder of Senior Debt, execute, acknowledge and deliver by its proper officers, such deeds, documents, instruments or indentures as may be reasonably required by such Holder of Senior Debt, to confirm, evidence or give effect to any of the provisions of Article 3 or to ensure that any Holders of Senior Debt receive the full benefit of Article 3 including, without limiting the generality of the foregoing, the provision of proxies by the Trustee to a Holder of Senior Debt for the purposes of Section 3.12.

ARTICLE 12
FORM OF NOTE

12.1 Form of Note

The form for all Notes to be issued pursuant to the Arrangement, the Certificate of the Trustee in respect thereof and the transfer panel thereon shall be as set forth in Schedule "A".

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ZARGON ACQUISITIONCO INC.

Per: __________________________

Per: __________________________

VALIANT TRUST COMPANY

Per: __________________________

Per: __________________________

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the Certificate of the Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows:

(Form of Note)

Zargon AcquisitionCo Inc.

(incorporated pursuant to the laws of the Province of Alberta)

UNSECURED, SUBORDINATED PROMISSORY NOTE

Certificate Number: ______________ **$ ______________**

Zargon AcquisitionCo Inc. (herein referred to as the **"Corporation"**), for value received, hereby promises to pay to the registered holder hereof, ____,

on July 15, 2034, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $________ in lawful money of Canada, at the corporate trust office of the Trustee in Calgary, Alberta at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

The interest rate payable on the principal amount hereof has been set at ten percent (10%) per annum, but is subject to adjustment before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement

transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Note Indenture (herein referred to as the **"Note Indenture"**) dated as of July 15, 2004 between the Corporation and Valiant Trust Company, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is limited to Two Billion ($2,000,000,000) Dollars. Reference is hereby made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of any of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in a minimum dominations of One Hundred ($100) Dollars and integral multiples of One ($1.00) Dollar thereafter. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Corporation but is not secured by any mortgage, hypothec, charge or pledge.

All Notes issued under the Note Indenture are subordinated to Senior Debt on the terms and conditions set forth in the Note Indenture and the terms and conditions of any Subordination Agreement referred to in the Note Indenture.

Except to the limited extent set forth in the Note Indenture, the Corporation may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Corporation to redeem this Note at any time.

The principal amount hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Registers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (it any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the aggregate principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Zargon AcquisitionCo Inc. has caused this Note to be signed by its duly authorized officers as of the ____ day of __________, 20__.

ZARGON ACQUISITIONCO INC.

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

VALIANT TRUST COMPANY, Trustee

Per: ______________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

(Please print or typewrite name and address of assignee)

the within Note of Zargon AcquisitionCo Inc. and hereby irrevocably constitutes and appoints ______________________________ as the attorney of the undersigned to transfer the said Note on the Registers of the Notes due of the said Corporation, with full power of substitution in the premises.

Date: ________________________ ____

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this Certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a Schedule I major chartered bank, or trust company, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

____

(Signature of Guarantor)

____

Name of Assignee

____

Address of Assignee

____

Social Insurance No. of Assignee

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 15th day of July, 2004.

AMONG:

ZARGON ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Zargon Trust")

\- and -

ZARGON ACQUISITIONCO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo")

\- and -

ZARGON EXCHANGECO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

\- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of June 17, 2004 among Zargon Oil & Gas Ltd., AcquisitionCo, ExchangeCo and Zargon Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Zargon Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Zargon Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF ZARGON TRUST, EXCHANGECO AND ACQUISITIONCO

2.1 Covenants of Zargon Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Zargon Trust and ExchangeCo each agree that:

(a) Zargon Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Zargon Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Zargon Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Zargon Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Zargon Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Zargon Trust will not exercise its vote, as the sole common shareholder of AcquisitionCo, to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Segregation of Funds

Subject to the exercise by Zargon Trust or ExchangeCo of any of the Call Rights, Zargon Trust will cause AcquisitionCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other

satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Zargon Trust and ExchangeCo to comply with their respective obligations hereunder, AcquisitionCo will give Zargon Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of; any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Zargon Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Zargon Units to any holder of Exchangeable Shares, subject to the exercise by Zargon Trust or ExchangeCo of any of the Call Rights, Zargon Trust shall forthwith issue and deliver the requisite number of Zargon Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Zargon Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Zargon Units

Zargon Trust covenants that if any Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Zargon Trust or ExchangeCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Zargon Trust for purposes of Canadian federal or provincial securities law), Zargon Trust and ExchangeCo will in good faith expeditiously take all such

actions and do all such things as are necessary to cause such Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Zargon Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Zargon Trust for the purposes of Canadian federal and provincial securities law). Zargon Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Zargon Units (or other securities into which Zargon Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Zargon Trust will not:

(i) issue or distribute additional Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to the holders of all or substantially all of the then outstanding Zargon Units by way of stock distribution or other distribution, other than an issue of Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to holders of Zargon Units who exercise an option to receive distributions in Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) in lieu of receiving cash distributions;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Zargon Units entitling them to subscribe for or to purchase Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Zargon Units:

(A) securities of Zargon Trust of any class other than Zargon Units (other than securities convertible into or exchangeable for or carrying rights to acquire Zargon Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Zargon Trust; or

(D) assets of Zargon Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Zargon Units into a greater number of Zargon Units; or

(v) reduce, combine or consolidate or change the then outstanding Zargon Units into a lesser number of Zargon Units; or

(vi) reclassify or otherwise change the rights, privileges or other terms of the Zargon Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Zargon Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AcquisitionCo and the holders of the Exchangeable Shares.

(b) Zargon Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Zargon Trust (with simultaneous notice thereof to be given by Zargon Trust to AcquisitionCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Zargon Units (a "Bid") is proposed by Zargon Trust or is proposed to Zargon Trust or the holders of Zargon Units, and is recommended by the board of directors of Zargon Oil & Gas Ltd. or the Board of Directors of AcquisitionCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of Zargon Oil & Gas Ltd. or the Board of Directors of AcquisitionCo, as applicable, Zargon Trust or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Zargon Units, without discrimination, including, without limiting the generality of the foregoing, Zargon Trust or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Zargon Trust or AcquisitionCo or both or where Zargon Trust or AcquisitionCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Zargon Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Zargon Trust, ExchangeCo or any of their respective affiliates, Zargon Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo.

2.9 Zargon Trust and ExchangeCo Not to Vote Exchangeable Shares

Zargon Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Zargon Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Zargon Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Zargon Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AcquisitionCo no longer has any Exchangeable Shares issued and outstanding, neither Zargon Trust nor ExchangeCo nor any of its affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Zargon Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Zargon Trust, ExchangeCo or any of their respective affiliates, Zargon Trust and ExchangeCo will formulate a policy respecting whether Zargon Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
ZARGON TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Zargon Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Zargon Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Zargon Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Zargon Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Zargon Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as necessary to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Zargon Trust Successor, ExchangeCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Zargon Trust Successor shall possess and from time to time may exercise each and every right and power of Zargon Trust under this agreement in the name of Zargon Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Zargon Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Zargon Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Zargon Trust with or into Zargon Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Zargon Trust provided that all of the assets of such subsidiary are transferred to Zargon Trust or another wholly-owned direct or indirect subsidiary of Zargon Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Zargon Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Zargon Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Zargon Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Zargon Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Zargon Trust, ExchangeCo, AcquisitionCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo, the Board of Directors of AcquisitionCo, the Trustee and the Trustee's counsel are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of AcquisitionCo and ExchangeCo and in the opinion of the Trustee, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Board of Directors of ExchangeCo, the Board of Directors of AcquisitionCo, the Trustee and the Trustee's counsel are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of Zargon Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to Zargon Trust, AcquisitionCo or ExchangeCo to:

Zargon Energy Trust
c/o Zargon Oil & Gas Ltd.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer
Facsimile No. (403) 265-3026

(b) if to the Trustee to:

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 233-2857

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Successor to Trustee

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

4.13 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary:

(a) any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

(b) ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Zargon Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

4.14 Attornment

Each of Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.15 Liability of the Trust

The parties hereto acknowledge that Zargon Oil & Gas Ltd. is entering into this agreement solely in its capacity as adminstrator on behalf of Zargon Trust and the obligations of Zargon Trust hereunder shall not be personally binding upon the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Units and that any recourse against Zargon Trust, the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Units in any manner in respect of any indebtedness, obligation or liability of Zargon Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of June 17, 2004 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

ZARGON ENERGY TRUST,
by its administrator, **Zargon Oil & Gas Ltd.**

By:
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON ACQUISITIONCO INC.

By:
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON EXCHANGECO INC.

By:
Name: Craig H. Hansen
Title: President and Chief Executive Officer

VALIANT TRUST COMPANY

By:
Name:
Title

By:
Name:
Title:



ZARGON ENERGY TRUST

TRUST INDENTURE

Burnet, Duckworth & Palmer LLP

G:\043136\0081\Trust Indenture 02.doc

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION 1
1.1 Definitions 1
1.2 Meaning of "Outstanding" 6
1.3 Income Tax Act 6
1.4 Headings 7
1.5 Construction of Terms 7
1.6 References to Acts Performed by the Trust 7

ARTICLE 2 DECLARATION OF TRUST 7
2.1 Settlement of Trust 7
2.2 Declaration of Trust 7
2.3 Name 7
2.4 Nature of the Trust 7
2.5 Legal Entitlements and Restrictions of Unitholders 8
2.6 Liability of Unitholders 8
2.7 Contracts of the Trust 8
2.8 Head Office of Trust 9

ARTICLE 3 ISSUE AND SALE OF TRUST UNITS 9
3.1 Nature and Ranking of Trust Units 9
3.2 Authorized Number of Trust Units 9
3.3 No Fractional Trust Units 9
3.4 Re-Purchase of Initial Trust Units by Trust 9
3.5 Offerings of Trust Units and Indebtedness 9
3.6 Ranking of Trust Units 10
3.7 Trust Units Fully Paid and Non-Assessable 10
3.8 No Conversion, Retraction, Redemption or Pre-Emptive Rights 10
3.9 Consolidation of Trust Units 10
3.10 Non-Resident Ownership Constraint 10
3.11 Special Voting Units 11

ARTICLE 4 INVESTMENTS OF TRUST FUND 11
4.1 Purpose of the Trust 11
4.2 Permitted Investments 12
4.3 Other Investment Restrictions 12

ARTICLE 5 DISTRIBUTIONS 12
5.1 Determination of Distributable Cash of the Trust 12
5.2 Distributable Cash of the Trust to Become Payable 13
5.3 Computation of Income and Net Realized Capital Gains 13
5.4 Other Distributions 13
5.5 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable 14
5.6 Other Amounts 14
5.7 Enforcement 14
5.8 Payment of Amounts Payable 15
5.9 Distribution of Additional Trust Units 15
5.10 Withholding Taxes 15

ARTICLE 6 APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE 15
6.1 Trustee's Term of Office 15
6.2 Resignation of Trustee 15
6.3 Removal of Trustee 16
6.4 Appointment of Successor to Trustee 16
6.5 Failure to Appoint Successor 16
6.6 Qualifications of Trustee 16

TABLE OF CONTENTS
(continued)

Page

ARTICLE 7 CONCERNING THE TRUSTEE 17
7.1 Powers of the Trustee and the Corporation 17
7.2 Specific Powers and Authorities 17
7.3 Restrictions on the Trustee's Powers 20
7.4 Banking 21
7.5 Standard of Care 21
7.6 Fees and Expenses 21
7.7 Limitations on Liability of Trustee 22
7.8 Indemnification of Trustee 22
7.9 Environmental Indemnity 22
7.10 Apparent Authority 23
7.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans 23
7.12 Declaration as to Beneficial Ownership 24
7.13 Conditions Precedent to Trustee's Obligations to Act 24
7.14 Survival of Indemnities 24
7.15 Trustee May Have Other Interests 24
7.16 Documents Held by Trustee 25

ARTICLE 8 DELEGATION OF POWERS 25
8.1 General Delegation to the Corporation 25
8.2 Significant Matters Delegation 25
8.3 Acceptance of Delegation 25
8.4 Power of Attorney 25
8.5 Liability of Trustee 26

ARTICLE 9 AMENDMENT 26
9.1 Amendment 26

ARTICLE 10 MEETINGS OF UNITHOLDERS 27
10.1 Annual and Special Meetings of Unitholders 27
10.2 Notice of Meetings 27
10.3 Quorum 27
10.4 Voting Rights of Unitholders 27
10.5 Resolutions 28
10.6 Meaning of "Special Resolution" 28
10.7 Record Date for Voting 29
10.8 Binding Effect of Resolutions 29
10.9 Solicitation of Proxies 29
10.10 No Breach 29

ARTICLE 11 CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS 29
11.1 Nature of Trust Units 29
11.2 Certificates 29
11.3 Register of Unitholders 30
11.4 Transfer of Trust Units 30
11.5 Trust Units Held Jointly or in a Fiduciary Capacity 31
11.6 Performance of Trust 31
11.7 Lost Certificates 31
11.8 Death of a Unitholder 31
11.9 Unclaimed Interest or Distribution 32
11.10 Exchanges of Trust Certificates 32
11.11 Offer for Units 32

ARTICLE 12 TERMINATION 34
12.1 Termination Date 34

TABLE OF CONTENTS
(continued)

Page

12.2 Termination by Special Resolution of Unitholders 34
12.3 Procedure Upon Termination 34
12.4 Powers of the Trustee upon Termination 34
12.5 Sale of Investments 34
12.6 Distribution of Proceeds 34
12.7 Further Notice to Unitholders 35
12.8 Responsibility of Trustee after Sale and Conversion 35

ARTICLE 13 SUPPLEMENTAL INDENTURES 35
13.1 Provision for Supplemental Indentures 35
13.2 Provision for Amended and Restated Indenture 35

ARTICLE 14 NOTICES TO UNITHOLDERS 36
14.1 Notices 36
14.2 Failure to Give Notice 36
14.3 Joint Holders 36
14.4 Service of Notice 36

ARTICLE 15 AUDITORS 36
15.1 Qualification of Auditors 36
15.2 Appointment of Auditors 36
15.3 Change of Auditors 36
15.4 Filling Vacancy 37
15.5 Reports of Auditors 37

ARTICLE 16 ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS 37
16.1 Records 37
16.2 Quarterly Reporting to Unitholders 37
16.3 Annual Reporting to Unitholders 37
16.4 Information Available to Unitholders 37
16.5 Income Tax: Obligation of the Trustee 38
16.6 Income Tax: Designations 38
16.7 Income Tax: Deductions, Allowances and Credits 38
16.8 Fiscal Year 38

ARTICLE 17 MISCELLANEOUS 39
17.1 Continued Listing 39
17.2 Successors and Assigns 39
17.3 Counterparts 39
17.4 Severability 39
17.5 Day Not a Business Day 39
17.6 Time of the Essence 39
17.7 Governing Law 39
17.8 Notices to Trustee and the Corporation 39
17.9 References to Agreements 40

ARTICLE 18 REDEMPTION OF TRUST UNITS 40
18.1 Right of Redemption 40
18.2 Exercise of Redemption Right 40
18.3 Calculation of Redemption Price Based on Market Price 40
18.4 Cash Payment of Market Redemption Price 41
18.5 Limitation Regarding Cash Payment of Market Redemption Price 41
18.6 Calculation of Redemption Price in Certain Other Circumstances 42
18.7 Cancellation of Certificates for all Redeemed Trust Units 42

ZARGON ENERGY TRUST

TRUST INDENTURE made the 17th day of June, 2004.

BETWEEN:

VALIANT TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Trustee**")

OF THE FIRST PART

and

ZARGON OIL & GAS LTD., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Corporation**"), and all persons who after the date hereof become holders of Trust Units as herein provided

OF THE SECOND PART

WHEREAS the Settlor has paid to the Trustee an amount of two thousand dollars in lawful money of Canada for the purpose of settling the Trust;

AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

AND WHEREAS it is intended that the Trust will offer the Trust Units for sale to members of the public from time to time;

AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favour of the holders from time to time of the Trust Units and the Corporation as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals, and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) as amended from time to time, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Zargon AcquisitionCo Inc., a corporation to be incorporated under the ABCA by the Trust for the purposes of giving effect to the Plan of Arrangement and the Trust Reorganization;

(c) **"Administration Agreement"** means the agreement dated on or about June 17, 2004 between the Trustee and the Corporation pursuant to which the Corporation has agreed to provide certain administrative and advisory services in connection with the Trust;

(d) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(e) **"Agency Agreement"** means any agency or similar agreement entered into by the Trust and investment dealers, and such other persons, including the Corporation, as may be a party thereto relating to an Offering;

(f) **"Agent's Fees"** means the amounts so designated in any Agency Agreement;

(g) **"AmalgamationCo"** means the corporation resulting from the amalgamation of the Corporation, ZRL and AcquistionCo;

(h) **"Appraised Redemption Price"** has the meaning set forth in Section 18.6;

(i) **"ARTC"** means Alberta Royalty Tax Credit within the meaning of the *Alberta Corporate Tax Act*;

(j) **"Associate"** has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(k) **"Auditors"** means Ernst & Young LLP, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 15;

(l) **"Business Day"** means a day other than a Saturday, Sunday or holiday in the City of Calgary in the Province of Alberta;

(m) **"Capital Fund"** means the cash flow retained by the Trust from cash otherwise available for distribution which shall be advanced to the Corporation or any other Affiliate of the Trust to finance future acquisitions and development of the Properties;

(n) **"Closing"** means the completion of the Trust Reorganization and **"Date of Closing"** means the date on which the Closing occurs;

(o) **"Corporation"** means Zargon Oil & Gas Ltd., a corporation incorporated under the ABCA, and the corporation continuing after the amalgamation of AcquisitionCo, ZRL and Zargon Oil & Gas Ltd.;

(p) **"Counsel"** means a law firm (which may be counsel to the Corporation) reasonably acceptable to the Trustee;

(q) **"Credit Agreement"** means any credit agreement between a Lender and the Corporation or any other Affiliate of the Trust, or any similar agreement which supplements or replaces a Credit Agreement between the Corporation or any other Affiliate of the Trust and a Lender;

(r) **"Debt Service Charges"** means all interest and principal repayments and other costs, expenses and disbursements relating to the borrowing of funds by the Trust, the Corporation, or any other Affiliate of the Trust which are attributable to the Properties;

(s) **"Direct Royalties"** means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time;

(t) **"Direct Royalties Sale Agreement"** means any purchase and sale agreement between the Trust, the Corporation or any other Affiliate of the Trust, providing for the purchase by the Trust from the Corporation or any other Affiliate of the Trust, as the case may be, of the Direct Royalties;

(u) **"Distributable Cash of the Trust"** has the meaning set forth in Section 5.1;

(v) **"Distribution Record Date"** means the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the board of directors of the Corporation, except that December 31 shall in all cases be a Distribution Record Date;

(w) **"ExchangeCo"** means Zargon ExchangeCo Inc., a corporation to be incorporated under the ABCA by the Trust for the purpose of giving effect to the Plan of Arrangement and the Trust Reorganization;

(x) **"Indemnified Parties"** has the meaning set forth in Section 7.9;

(y) **"Issue Expenses"** means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Agent's Fees and Underwriter's Fees;

(z) **"Lender"** means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust for the ownership and operation of its assets, business and affairs;

(aa) **"Market Redemption Price"** has the meaning set forth in Section 18.3;

(bb) **"Material Contracts"** means this Trust Indenture, a Direct Royalties Sale Agreement, the Administration Agreement and any Credit Agreement, each as amended or replaced from time to time, and any Underwriting Agreement, Agency Agreement and any loan agreement, credit agreement, royalty agreement, indenture or other agreement entered into by the Trust for the purpose of making any Subsequent Investment;

(cc) **"Net Income"** has the meaning set forth in Section 5.3;

(dd) **"Net Realized Capital Gains"** has the meaning set forth in Section 5.3;

(ee) **"Notes"** means the promissory notes to be issued by AcquistionCo pursuant to a note indenture in accordance with the Plan of Arrangement;

(ff) **"NPI"** means the net profits interest granted under the NPI Agreement;

(gg) **"NPI Agreement"** means the net profits interest agreement to be entered into among AmalgamationCo and the Trust concurrent with the Plan of Arrangement becoming effective;

(hh) **"Offering"** means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

(ii) **"Offering Documents"** means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units, including the Information Circular of the Corporation to be prepared in connection with the Plan of Arrangement and the Trust Reorganization;

(jj) **"Ordinary Resolution"** means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

(kk) **"outstanding"**, in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(ll) **"Partnership"** means Zargon Oil & Gas Partnership, a general partnership;

(mm) "**Payment Date**" has the meaning set forth in Section 5.8;

(nn) "**Permitted Investments**" means:

(i) loan advances to the Corporation or any other Affiliate of the Trust, including loans made in connection with the Capital Fund;

(ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee;

(iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(iv) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee), the short term debt or deposits of which have been rated at least A by Standard & Poor's Corporation or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(v) commercial paper rated at least A by Standard & Poor's Corporation or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and

(vi) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business, including Shares and securities of the Partnership;

provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(oo) "**person**" means an individual, partnership, body corporate, association or trust;

(pp) "**Plan of Arrangement**" means the plan of arrangement setting forth the terms and conditions on which the Corporation, AcquisitionCo, ExchangeCo, ZRL, the Partnership and the Trust propose to complete an arrangement under section 193 of the ABCA in order to effect the Trust Reorganization;

(qq) "**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the amount obtained by dividing the number of Trust Units that are owned by that Unitholder at that time by the total number of all Trust Units that are issued and outstanding at that time;

(rr) "**Properties**" means the working, royalty or other interests of the Corporation or any other Affiliate of the Trust from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the properties in which the Corporation and its Affiliates have an interest as at the date hereof, and properties which may be acquired by the Corporation and its Affiliates at a future date, and including the Direct Royalties acquired by the Trust from time to time;

(ss) "**Redemption Gains**" has the meaning set forth in Section 5.3;

(tt) "**Redemption Income**" has the meaning set forth in Section 5.3;

(uu) "**Redemption Notes**" means promissory notes issued in series, or otherwise, by the Trust pursuant to a note indenture and issued to redeeming Unitholders in principal amounts equal to the Market Redemption Price or Appraised Redemption Price of the Trust Units to be redeemed and having the following terms and conditions:

(i) unsecured and bearing interest from and including the issue date of each such note at a market rate determined at the time of issuance, based on the advice of an independent financial advisor, by the

board of directors of the Corporation and payable monthly in arrears (with interest after as well as before maturity, default and judgment, and interest on overdue interest at such rate);

(ii) subordinated and postponed to all senior indebtedness and which may be subject to specific subordination and postponement agreements to be entered into by the Trustee pursuant to the note indenture with holders of senior indebtedness;

(iii) subject to earlier prepayment, being due and payable on the fifth anniversary of the date of issuance; and

(iv) subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Corporation;

(vv) "**Settled Amount**" means the amount of two thousand dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(ww) "**Settlor**" means the Corporation;

(xx) "**Shares**" means the issued and outstanding common shares of the Corporation as of the date hereof and also means shares of any class issued by the Corporation thereafter;

(yy) "**Special Voting Unit**" has the meaning ascribed thereto in Section 3.11;

(zz) "**Special Resolution**" has the meaning attributed thereto in Section 10.6 hereof;

(aaa) "**Subsequent Investment**" means any of the investments which the Trust may make pursuant to Subsection 4.1 (b – f);

(bbb) "**Tax Act**" has the meaning ascribed thereto in Section 1.3;

(ccc) "**Transfer Agent**" means the Trustee, its successors or assigns, in its capacity as transfer agent for the Trust Units, or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(ddd) "**Trust**" means Zargon Energy Trust and refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(eee) "**Trust Certificate**" or "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(fff) "**Trust Expenses**" means all expenses incurred by the Trustee or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.6, 7.8 and 7.9;

(ggg) "**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) all funds realized from the issuance of Trust Units;

(iii) any Permitted Investments in which funds may from time to time be invested;

(iv) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(v) any Subsequent Investment;

(vi) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(vii) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(hhh) **"Trust Reorganization"** means the series of transactions resulting in the Trust owning all of the issued and outstanding securities of AmalgamationCo (other than the exchangeable shares of AmalgamationCo), the particulars of which are set forth in the information circular of the Corporation prepared with respect to the Plan of Arrangement;

(iii) **"Trust Unit"** means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(jjj) **"Trustee"** means Valiant Trust Company, or its permitted successor or successors for the time being as trustee hereunder;

(kkk) **"Underwriting Agreement"** means any underwriting or similar agreement entered into by the Trust and investment dealers, and such other persons, including the Corporation, as may be a party thereto relating to an Offering;

(lll) **"Underwriter's Fees"** means the amounts so designated in any Underwriting Agreement;

(mmm) **"Unitholders"** means the holders from time to time of one or more Trust Units;

(nnn) **"year"** means initially, the period commencing on the date hereof and ending on December 31, 2004, and thereafter means a calendar year; and

(ooo) **"ZRL"** means Zargon Resources Ltd., a corporation incorporated under the ABCA.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

1.3 Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor has paid the Settled Amount to the Trustee and the Trustee has accepted the Settled Amount for the purpose of creating and settling the Trust and the Settlor has been issued one hundred initial Trust Units in the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees to act as Trustee and that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust shall be known and designated as "Zargon Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Zargon Energy Trust" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture.

2.5 Legal Entitlements and Restrictions of Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. No Unitholder has or is deemed to have any right of ownership in any of the Trust Fund or any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation, or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture dated as of June 17, 2004, as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at Suite 700, 333-5th Avenue S.W. Calgary, Alberta, T2P 3B6 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Subject to Section 3.11, each Trust Unit shall entitle the holder or holders thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash of the Trust, Net Realized Capital Gains (as defined herein) or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units and Special Voting Units which are authorized and may be issued hereunder is unlimited.

3.3 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.9.

3.4 Re-Purchase of Initial Trust Units by Trust

Immediately after the Closing, the Trust will repurchase the initial Trust Units from the Settlor, and the Settlor shall sell the initial Trust Units to the Trust for a purchase price of two thousand dollars and, upon the completion of such purchase and sale, the initial Trust Units shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.5 Offerings of Trust Units and Indebtedness

(a) Trust Units, including rights, warrants, special warrants or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered pursuant to Offering Documents or otherwise, as the case may be, on terms and conditions and at such time or times as the board of directors of the Corporation may determine.

(b) The board of directors of the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the Corporation may determine.

3.6 Ranking of Trust Units

Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust Fund. All Trust Units outstanding from time to time shall be entitled to an equal fractional undivided share of any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority regardless of the actual date or terms of issue thereof.

3.7 Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid in money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee. The Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

3.8 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Except as set forth in Article 18, there are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units.

3.9 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.5 or Section 5.9, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.

3.10 Non-Resident Ownership Constraint

(a) At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49 percent of the Trust Units then outstanding and the Trustee shall inform the Transfer Agent of this restriction. The Trustee or Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Transfer Agent or the Corporation becomes aware that the beneficial owners of 49 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent or the Corporation (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the Transfer Agent may, make a public announcement thereof and neither the Trustee nor the Transfer Agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content satisfactory to the Trustee or the Transfer Agent, that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustee or Transfer Agent determines that 49 percent or more of the Trust Units are held by non-residents, the Trustee may, or the Transfer Agent may upon receiving a direction from the Trustee and suitable indemnity from the Trust, send a notice to non-resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or Transfer Agent (as the case may be) may consider equitable and practicable, requiring such non-resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents of Canada within such period, the Trustee (or the Transfer Agent on the direction of the Trustee) may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the

Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units.

(b) No liability shall accrue to the Trust or the Trustee if the Trust Units of non-resident Unitholders are sold at a loss to such Unitholder. Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.10 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 3.10 unless and until it has been given written notice of such violation (which notice may be given by the Corporation) and shall act only as required by this Trust Indenture once an indemnity is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust, unless requested to do so in writing by the Corporation. It is acknowledged that the Trustee cannot monitor the non-resident holders of the Trust Units if the Trust Units are registered in the name of CDS. The Trustee shall not be liable for any violation of the non-resident ownership restriction which may occur during the term of the Trust.

3.11 Special Voting Units

In addition to the Trust Units, there may be issued Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination of the Trust.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) to participate in the Plan of Arrangement and the Trust Reorganization;

(b) investing in securities of AcquisitionCo and ExchangeCo, or any other Affiliate of the Trust and acquiring (directly or indirectly) the Shares, the Notes and the NPI pursuant to the Trust Reorganization, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "**Energy Assets**") and whether effected by AcquisitionCo or any other Affiliate of the Trust through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

(c) acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit, including granting guarantees, for that purpose, for the purpose of directly or indirectly acquiring Energy Assets;

(d) acquiring Direct Royalties and net profits interests;

(e) making loans or other advances to the Corporation or any other Affiliate of the Trust in connection with the Capital Fund;

(f) acquiring royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(g) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation or any other Affiliate of the Trust;

(h) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(i) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and

(j) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs 4.1(a) through 4.1(i), inclusive.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1 shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 7.2(f) or Section 7.2(u).

4.3 Other Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee acquire any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Distributable Cash of the Trust

In this Article 5, the "**Distributable Cash of the Trust**" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) any amounts received or reasonably anticipated to be received before the Payment Date pursuant to the Direct Royalties, the NPI, any interest or other income from Permitted Investments, and ARTC received by the Trust shall be included in Distributable Cash of the Trust;

(b) any dividends, distributions or interest or principal repayments on securities of the Corporation or any other Affiliate of the Trust shall be included in Distributable Cash of the Trust when received, or reasonably anticipated to be received before the Payment Date;

(c) all other income received or reasonably anticipated to be received before the Payment Date by the Trust since the immediately preceding Distribution Record Date from investments of the Trust Fund; and

(d) all expenses and liabilities of the Trust which have been incurred or may reasonably be anticipated to be incurred and any other amounts required by law or hereunder to be deducted, withheld or paid with respect to the Trust (including taxes) shall be deducted in computing Distributable Cash of the Trust, including the following:

    (i) Debt Service Charges;

(ii) non-deductible Crown royalties that have been reimbursed by the Trust pursuant to any royalty agreement;

(iii) the aggregate of all cash amounts paid in respect of the redemption of Trust Units during such period of time; and

(iv) any amount, in addition to those amounts set forth above, which the Corporation or the Trustee may reasonably consider to be necessary to provide for the payment of any liabilities which have been or will be incurred by the Trust, including any tax liability of the Trust.

Items of income or expense not provided for above or in Section 5.4 shall be included in such calculation on such basis as may be considered appropriate by the Trustee upon the recommendation of the Corporation.

5.2 Distributable Cash of the Trust to Become Payable

The Trustee may, upon the recommendation of the Corporation, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Distributable Cash of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.8, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Distributable Cash of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to Unitholders.

5.3 Computation of Income and Net Realized Capital Gains

(a) The income of the Trust (the "**Net Income**") for any taxation year of the Trust shall be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraphs 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the "taxable income" of the Trust; provided, however, that capital gains and capital losses shall be excluded from the computation of Net Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Corporation in respect of any such net capital loss for a prior taxation year which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year.

(c) Notwithstanding subsections 5.3(a) and (b), Net Income and Net Realized Capital Gains shall not include any income ("**Redemption Income**") or capital gains ("**Redemption Gains**"), respectively, which are realized by the Trust, in accordance with the Tax Act, on a distribution of Trust property to a Unitholder pursuant to an *in specie* redemption of the Unitholder's Trust Units under section 18.5.

5.4 Other Distributions

In addition to the distributions which are made payable to Unitholders pursuant to section 5.2, the Trustee may, in its sole discretion, in respect of a distribution period, declare a distribution to be payable, to holders of Trust Units of record as at the close of business on the Distribution Record Date for such distribution period, out of Net Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

5.5 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

So as to ensure the allocation and distribution, to holders of Trust Units, of all of the Net Income, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under the Tax Act in any year, the amount, if any, by which the Net Income and Net Realized Capital Gains exceed the aggregate of:

(a) such part of the taxable capital gains of the Trust for the calendar year required to be retained by the Trust to maximize its capital gains refund for such year, unless any administrator has given written notice to the Trustee that this clause is not to apply to the Trust for that year by the end of the year; and

(b) any amount that became payable or was deemed to become payable by the Trustee during the calendar year to Unitholders on the Trust Units (other than amounts that became payable to Unitholders on the redemption of their Trust Units);

shall, without any further actions on the part of the Trustee, be payable to holders of Trust Units of record as of the close of business on the last Distribution Record Date in such year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

In addition to the distributions which are made payable to Unitholders otherwise hereunder, the Trust shall allocate any Redemption Income and Redemption Gains realized by the Trust in connection with the redemption of Trust Units of a particular Unitholder pursuant to Article 18, to that Unitholder, so that an amount equal to such Redemption Income and Redemption Gains shall be allocated to and shall be treated as an amount paid to the redeeming Unitholder. In addition, one-half (or any other proportion that may be provided for from time to time under section 38 of the Tax Act) of such Redemption Gains shall be designated as taxable capital gains of that Unitholder under subsection 104(21) of the Tax Act, and any portion of the Redemption Income and Redemption Gains in respect of that Unitholder as may be income from a source in a country other than Canada, within the meaning of subsection 104(22) of the Tax Act, shall be designated as that Unitholder's income from that source in accordance with that subsection.

Distributions or amounts payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are comprised in such distribution.

Any amounts payable pursuant to this Section 5.5 may, at the option of the Trustee, be paid through a distribution of additional Trust Units having a value equal to the amount payable. For the purposes of this Section 5.5, the value of the additional Trust Units issued shall be determined using the closing trading price (or, if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on December 31 (or, if December 31 is not a Business Day, on the last preceding Business Day) on the principal stock exchange where the Trust Units are listed or, if no so listed, such other value as the Trustee shall determine.

5.6 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee, upon the recommendation of the Corporation, to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.7 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Trust Units under Section 5.9, if applicable) at the time the amount became payable. Absent a demand from a Unitholder to enforce payment, such amount shall be paid to Unitholders on the Payment Date specified in Section 5.8.

5.8 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.4 may be paid by the Trust on any date (the "**Payment Date**") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date and in the same calendar year.

5.9 Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 18.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date may include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.9, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.10 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Valiant Trust Company is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, reappoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner

set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, the Corporation may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 6.3, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 6.6, the Corporation may appoint a successor to any trustee which has given a notice of resignation under Section 6.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee and the Corporation

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof except as specifically designated in Subsection (b) below. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

(b) The Corporation shall exercise from time to time any and all rights, powers and privileges in relation to all matters relating to:

(i) the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust, the Corporation or any other Affiliate of the Trust (an "**Offer**") including: (A) any Unitholder rights protection plan either prior to or during the course of any Offer; (B) any defensive action either prior to or during the course of any Offer; (C) the preparation of any "Directors' Circular" in response to any Offer; (D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (E) any regulatory or court action in respect of any related matters; and (F) the carriage of all related and ancillary matters; and

(ii) the Plan of Arrangement and the Trust Reorganization, including any and all matters relating to the incorporation and organization of AcquisitionCo and ExchangeCo;

and the Corporation accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to effect payment of distributions to Unitholders;

(e) to apply for ARTC;

(f) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(g) to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any other Affiliate of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person;

(h) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) where reasonably required, to engage or employ any persons as agents, representatives, employees, administrators, consultants or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof, provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this Subsection;

(k) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(l) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(m) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(n) to pay out of the Trust Fund the Trust Expenses;

(o) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(p) to guarantee the obligations of the Corporation, or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Corporation or any such Affiliate, as the case may be, and pledging securities issued by the Corporation or the Affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Trust's direct or indirect investment in the Corporation or any such Affiliate or the business and affairs (existing or proposed) of the Corporation or any such Affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(q) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(r) to enter into a subordination agreement with any Lender to the Corporation or any Affiliate of the Trust pursuant to which the Trust agrees to subordinate its right to receive income (or any other obligations of the Corporation or any Affiliate to the Trust) to the right of any such Lender to be paid obligations owing to it by the Corporation or any Affiliate of the Trust, and which agreement may further provide, without limitation, that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of such obligations to the Trust and the Trust will not make any further cash distributions to Unitholders, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(s) to do all such other acts and things as are incidental to this Section 7.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(t) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) of the Tax Act;

(u) to advance any amount to the Corporation or any other Affiliate of the Trust as a loan, including amounts in the Capital Fund which may be advanced to the Corporation or any other Affiliate of the Trust to finance future acquisition and development of the Properties;

(v) to enter into, perform and enforce the Material Contracts;

(w) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) Agent's Fees and Underwriter's Fees;

(ii) the purchase price of Direct Royalties and amounts in respect of Permitted Investments and Subsequent Investments;

(iii) Issue Expenses; and

(iv) all expenses incurred in connection with the Plan of Arrangement and the Trust Reorganization;

all as contemplated by the Offering Documents, this Indenture, or the other Material Contracts;

(x) to charge, mortgage, hypothecate and/or pledge on behalf of the Trust all or any of the currently owned or subsequently acquired monies, properties and assets comprising the Trust Fund to secure any monies borrowed, and to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of the Corporation or any other Affiliate of the Trust and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(y) to convey the Direct Royalties in connection with any security to or realization by any Lender upon the Properties;

(z) to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the Corporation;

(aa) to provide indemnities for the directors and officers of any Affiliates of the Trust;

(bb) to hold the Notes issued by AcquisitionCo;

(cc) to distribute Notes as provided in Article 18;

(dd) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of the Corporation; and

(ee) without limit as to amount, cost, or conditions of reimbursement, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust.

7.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) the Trustee shall not vote, or cause to be voted the Shares with respect to: the election of directors of the Corporation; the appointment of auditors of the Corporation; or, the approval of the financial statements of the Corporation (if required by applicable legislation); except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders;

(b) the Trustee shall not, after the Date of Closing, vote, or cause to be voted, the Shares or other securities of its Affiliates to authorize:

    (i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Trust, taken as a whole, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation or any other Affiliate of the Trust as a result of which either the Corporation, the Trust or any other Affiliate of the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

    (ii) any statutory amalgamation or merger of the Corporation or any other Affiliate of the Trust with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation or any other Affiliate of the Trust, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(v) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's Shares in a manner which may be prejudicial to the Trust, provided, however, that the Trustee shall have the authority to take such steps as may be necessary to amend the articles of the Corporation to create a class or classes of exchangeable shares;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

7.4 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of the Corporation) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.5 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.6 Fees and Expenses

The Trustee shall be paid by the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.8 or 7.9) properly incurred by the Trustee on behalf of the Trust shall be payable by the Corporation, and if any such costs, charges and expenses are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over

the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.7 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Indenture or any other contract), unless such liabilities arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

(c) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.8 shall not apply.

7.9 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "**Indemnified Parties**") against any loss, expense, claim, charge, damage, penalty, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise by the Trustee of any rights or obligations hereunder;

and which result from or relate, directly or indirectly, to;

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust or the Corporation, or of a previous owner or operator of a Property;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, bylaw, order, rule or permit by the Trust or the Corporation or an owner or operator of a Property; or

(f) any misrepresentation or omission of a known fact or condition made by the Corporation relating to any Property.

For the purpose of this Section 7.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the negligence, wilful default or fraud of the Indemnified Party.

7.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation or the Trustee, as the case may be, shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee and the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice, provided the Trustee has complied with Section 7.5.

7.12 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

7.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 10 or to commence to wind up the affairs of the Trust pursuant to Article 12 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.14 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Indenture shall survive the termination of this Indenture under Article 12 and the removal or resignation of the Trustee under Article 6.

7.15 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust, the Corporation or any other Affiliate of the Trust contracts or deals or which supplies services to the Trust, the Corporation or any other Affiliate of the Trust;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.15 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 8
DELEGATION OF POWERS

8.1 General Delegation to the Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust (including the Administration Agreement), including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). Upon the Closing of the Trust Reorganization or such other time as is directed by the Trustee, the Trustee shall enter into the Administration Agreement with the Corporation.

8.2 Significant Matters Delegation

The Trustee hereby delegates to the Corporation responsibility for any and all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any subscription agreement, Underwriting Agreement or Agency Agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to acquire Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities set forth in Sections 7.2(g), 7.2(r) and 7.4; (ix) all matters relating to the Plan of Arrangement and the Trust Reorganization; (x) the adoption of a Unitholder rights plan and without limitation those matters set forth in Section 7.1(b) hereof; and (xi) all matters relating to amending the Corporation's articles to create a class or classes of exchangeable shares.

8.3 Acceptance of Delegation

The Corporation accepts the delegations in this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

8.4 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust:

(a) all rights plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Agency Agreements, Underwriting Agreements, indemnity agreements (pursuant to which the Trust and not the Trustee provides indemnities) or documents ancillary or similar thereto; and

(b) any and all agreements relating to the Plan of Arrangement and the Trust Reorganization and any document ancillary or similar thereto required to be signed by the Trust from time to time, including all documents relating to the incorporation and organization of AcquisitionCo and ExchangeCo.

8.5 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder or under any of the Material Contracts, and the Trustee, in relying upon the Corporation and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section 7.5 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

ARTICLE 9
AMENDMENT

9.1 Amendment

Except as specifically provided otherwise herein, the provisions of this Indenture and the Administration Agreement, may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, any Direct Royalties Sale Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Indenture are not contrary to or do not conflict with such laws;

(f) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(g) making any modification in the form of Trust Unit Certificates to conform with the provisions of this Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 9.1 without the consent of the holders of all of the Trust Units then outstanding.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2005, on a day, at a time and at a place to be set by the Corporation. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Corporation may determine. Special meetings of the Unitholders may be called at any time by the Corporation and shall be called by the Corporation upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Corporation shall designate. The Chairman of any annual or special meeting shall be a person designated by the Corporation for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Corporation.

10.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units. If a quorum is not present at the appointed place on the date for which the meeting is called within one half hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy

shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time for which proxies are to have been received as set forth in the notice of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote.

10.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders: (i) change the Auditors as provided in Section 15.3; and (ii) elect the directors of the Corporation.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 9.1, amend this Indenture;

(ii) subdivide or consolidate Trust Units;

(iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

(iv) resign if removed pursuant to Section 6.3; and

(v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 12.2.

Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

10.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

If, at any such meeting, the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 10.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to

or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Articles 9, 10 or 12 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

10.7 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.10 No Breach

Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and Subsection 2.5(c) and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise

mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Unit Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

11.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 11.3 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Corporation agrees to assume liability for the transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as a Unitholder.

11.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

11.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current non-interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 11. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled. The Corporation shall reimburse the Trustee for all exchange fees associated with any such exchange.

11.11 Offer for Units

(a) In this Section 11.11:

(i) **"Dissenting Unitholder"** means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(ii) **"Offer"** means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii) **"offer to acquire"** includes an acceptance of an offer to sell;

(iv) **"Offeror"** means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(v) **"Offeror's Notice"** means the notice described in Subsection (c); and

(vi) **"Offeror's Units"** means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with Subsections (c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection (e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 11.11; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection (d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice is holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit

Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 12
TERMINATION

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099.

12.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 12.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until any Direct Royalties shall have been disposed of.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Direct Royalties and other assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the Direct Royalties or other assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 9;

(b) giving effect to any Special Resolution passed as provided in Article 10;

(c) making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 10.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

13.2 Provision for Amended and Restated Indenture

Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 14
NOTICES TO UNITHOLDERS

14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2 Appointment of Auditors

The Trustee hereby appoints Ernst & Young LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the

removal of the Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 15.4.

15.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the Board of Directors of the Corporation whom are independent of the Corporation, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

15.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the Direct Royalties and other assets of the Trust Fund from time to time and a copy of this Indenture.

16.2 Quarterly Reporting to Unitholders

Subject to compliance with all applicable laws and the direction of each Unitholder, the Trustee will mail to each Unitholder within 45 days after March 31, June 30 and September 30 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

16.3 Annual Reporting to Unitholders

Subject to compliance with all applicable laws and the direction of each Unitholder, the Trustee will mail:

(a) to each Unitholder, within 90 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

16.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "**basic list**") made up to a date not more than 10 days before the date of receipt of

the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

16.5 Income Tax: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

16.7 Income Tax: Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act.

16.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 17
MISCELLANEOUS

17.1 Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in each of the provinces of Canada as determined necessary by the Corporation or Counsel.

17.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

17.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

17.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

17.6 Time of the Essence

Time shall be of the essence in this Indenture.

17.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

17.8 Notices to Trustee and the Corporation

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Valiant Trust Company at 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, Attention: Manager, Corporate Trust (Fax (403) 233-2857), or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at Suite 700, 333 – 5th Avenue S.W.,

Calgary, Alberta, T2P 3B6, Attention: President (Fax (403) 265-3026) may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

17.9 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

ARTICLE 18
REDEMPTION OF TRUST UNITS

18.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

18.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 18, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Corporation and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

18.3 Calculation of Redemption Price Based on Market Price

Subject to Section 18.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 18.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Market Redemption Price**") equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Subsection 18.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 18.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

18.4 Cash Payment of Market Redemption Price

Subject to Section 18.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

18.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 18.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 18.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $100,000; provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows:

(a) firstly, by the Trust distributing Notes, or such other series of promissory notes of the Corporation ("**Other Notes**") as the Corporation may issue to the Trust in payment of the Notes, having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; and

(b) secondly, to the extent that the Trust does not hold Notes and/or Other Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing Redemption Notes to the Unitholders who exercise the right of redemption having an aggregate principal amount equal to any such shortfall, which Redemption Notes shall have terms and conditions substantially identical to those of the Notes and/or Other Notes.

Upon such distribution of Notes and/or Other Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Notes and/or Other Notes so distributed to and including the date upon which such Notes and/or Other Notes are required to be distributed.

18.6 Calculation of Redemption Price in Certain Other Circumstances

Section 18.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers in its sole discretion, provides representative fair market value prices for the Trust Units; or

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption;

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "**Appraised Redemption Price**") equal to 90% of the fair market value thereof as determined by the Corporation as at the date upon which such Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i) cash payment, in which case the provisions of Section 18.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 18.5, in which case the provisions of Section 18.5 shall apply *mutatis mutandis*.

18.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 18 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized on its behalf as of the 17th day of June, 2004.

ZARGON OIL & GAS LTD.

By: ______________________________

VALIANT TRUST COMPANY

By: ______________________________

By: ______________________________

SCHEDULE

To the annexed trust indenture dated as of June 17, 2004
and made between

ZARGON OIL & GAS LTD.
and
VALIANT TRUST COMPANY

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

ZARGON ENERGY TRUST

(a trust created under the laws of the Province of Alberta)

No. ____

________Trust Units CUSIP ______________________________

THIS CERTIFIES THAT

____ is the registered holder of ______________ fully paid Trust Units issued by ZARGON ENERGY TRUST (the "**Trust**") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of a trust indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Trust Indenture**") dated June 17, 2004 and made between Zargon Oil & Gas Ltd. (the "**Corporation**"), as settlor, and Valiant Trust Company (the "**Trustee**"), as amended and restated from time to time, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary and the City of Toronto, as applicable, and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49 percent of the Trust Units then outstanding. The Trustee or Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Transfer Agent or the Corporation becomes aware that the beneficial owners of 49 percent or more of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent or the Corporation (as applicable) will advise the Trustee and the Trustee may, or upon receiving a direction from the Trustee the Transfer Agent may, make a public announcement thereof and neither the Trustee nor the Transfer Agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content satisfactory to the Trustee or the Transfer Agent, that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the Trustee or Transfer Agent determines that 49 percent or more of the Trust Units are held by non-residents, the Trustee may, or the Transfer Agent may upon receiving a direction from the Trustee and suitable indemnity from the Trust, send a notice to non-resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee or Transfer Agent (as the case may be) may consider equitable and practicable, requiring such non-resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents of Canada within such period, the Trustee (or the Transfer Agent on the direction of the Trustee) may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. No liability shall accrue to the Trust or the Trustee if the Trust Units of non-resident Unitholders are sold at a loss to such Unitholder.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

DATED __________

ZARGON ENERGY TRUST, by its administrator,
Zargon Oil & Gas Ltd.

By: ____________________________________
Authorized Officer

By: ____________________________________
Authorized Officer

Countersigned and Registered
VALIANT TRUST COMPANY
Transfer Agent and Registrar of the Trust

By: ____________________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

(please print or typewrite name and address of assignee)

_________ Trust Units of ZARGON ENERGY TRUST represented by this certificate and hereby irrevocably constitutes and appoints ___________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated ______________________________

____
(SIGNATURE OF TRANSFEROR)

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company or a member firm of the Toronto Stock Exchange, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program.

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 15th day of July, 2004.

AMONG:

ZARGON ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Zargon Trust")

\- and -

ZARGON ACQUISITIONCO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo")

\- and -

ZARGON EXCHANGECO INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

\- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of June 17, 2004 among Zargon Oil & Gas Ltd., AcquisitionCo, ExchangeCo and Zargon Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which will be issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"Act" means the *Business Corporations Act* (Alberta), as amended;

"Affiliate" has the meaning given to that term in the Securities Act;

"Aggregate Equivalent Vote Amount" means, with respect to any matter, proposition or question on which Zargon Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries;

"**Automatic Exchange Rights**" means the benefit of the obligation of Zargon Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Zargon Trust Units as defined in Section 5.12(c);

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Zargon Trust and ExchangeCo;

"**Board of Directors**" means the Board of Directors of AcquisitionCo from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to AcquisitionCo, a certificate signed by any officer or director of AcquisitionCo;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"Retraction Call Right" has the meaning given to that term in the Share Provisions;

"Securities Act" means the *Securities Act* (Alberta), as amended;

"Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AcquisitionCo;

"Special Voting Unit" means the one special voting unit of Zargon Trust, issued by Zargon Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Zargon Unitholders equal to the Aggregate Equivalent Vote Amount;

"Support Agreement" means that certain support agreement made as of even date herewith among Zargon Trust, AcquisitionCo, ExchangeCo and the Trustee;

"Trust" means the trust created by this Agreement;

"Trust Estate" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"Trustee" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee;

"Voting Rights" means the voting rights attached to the Special Voting Unit;

"Zargon" means Zargon Oil & Gas Ltd.;

"Zargon Consent" has the meaning given to that term in Section 4.2;

"Zargon Liquidation Event" has the meaning given to that term in Section 5.12(b);

"Zargon Liquidation Event Effective Date" has the meaning given to that term in Section 5.12(c);

"Zargon Meeting" has the meaning given to that term in Section 4.2;

"Zargon Successor" has the meaning given to that term in Section 10.1(a);

"Zargon Trust Units" means the trust units of Zargon Trust as constituted on the date hereof; and

"Zargon Unitholders" means the registered holders of Zargon Trust Units from time to time.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Zargon Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Zargon Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Zargon Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any

matter, question or proposition whatsoever that may properly come before the Zargon Unitholders at a Zargon Meeting or in connection with a Zargon Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Zargon Consent is sought or a Zargon Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Zargon Unitholders at which Beneficiaries of Zargon Trust Units are entitled to vote (a "Zargon Meeting") and with respect to all written consents sought by Zargon from Zargon Unitholders (a "Zargon Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned of record by such Beneficiary on the record date established by Zargon or by applicable law for such Zargon Meeting or Zargon Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Zargon Meeting or to be consented to in connection with such Zargon Consent.

4.3 Mailings to Unitholders

With respect to each Zargon Meeting and Zargon Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Zargon utilizes in communications to Zargon Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Zargon Trust to Zargon Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Zargon Trust Units) to be provided to Zargon Unitholders;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Zargon Meeting or Zargon Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Zargon Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the management of Zargon Trust to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Zargon Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Zargon Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Zargon Meeting or Zargon Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Zargon Trust or by applicable law for purposes of determining Zargon Unitholders entitled to vote at such Zargon Meeting or to give written consent in connection with such Zargon Consent. Zargon Trust will notify the Trustee in writing of any decision of the board of directors of AcquisitionCo with respect to the calling of any such Zargon Meeting or the seeking of such Zargon Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Zargon Trust will deliver to the Trustee copies of all proxy materials (including notices of Zargon Meetings, but excluding proxies to vote Zargon Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to beneficiaries of Zargon Trust Units in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Zargon Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Zargon Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Zargon Trust) received by the Trustee from Zargon Trust at the same time as such materials are first sent to Zargon Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

Immediately after receipt by Zargon Trust or any Zargon Unitholder of any material sent or given generally to the Zargon Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Zargon Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Zargon Trust, copies of all such materials received by the Trustee from Zargon Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall: (i) prior to each annual, general or special Zargon Meeting or the seeking of any Zargon Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Zargon Meeting or a Zargon Consent, at the close of business on the record date established by Zargon Trust or pursuant to applicable law for determining the Zargon Unitholders entitled to receive notice of and/or to vote at such Zargon Meeting or to give consent in connection with such Zargon Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this agreement. Zargon Trust agrees to give AcquisitionCo written notice (with a copy to the Trustee) of the calling of any Zargon Meeting or the seeking of any Zargon Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Zargon Meeting or any Zargon Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Zargon Meeting and Zargon Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof.

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Zargon Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

  (i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

  (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Zargon Trust utilizes in communications to beneficiaries of Zargon Trust Units subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AcquisitionCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary,

including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Zargon Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Zargon Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Zargon Trust or ExchangeCo pursuant to the exercise by Zargon Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Zargon Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of an Insolvency Event to require Zargon Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Zargon Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Zargon Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Zargon Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Zargon Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Zargon Trust Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Zargon Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Zargon Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Zargon Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Zargon Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AcquisitionCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Zargon Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Zargon Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Zargon Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing Zargon Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be

purchased by Zargon Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Zargon Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Zargon Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Zargon Trust or ExchangeCo, as applicable, the Trustee shall notify Zargon Trust, ExchangeCo and AcquisitionCo of its receipt of the same, which notice to Zargon Trust, ExchangeCo and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Zargon Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Zargon Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Zargon Trust, ExchangeCo and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Zargon Trust or ExchangeCo, as determined by Zargon Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Zargon Trust Units is not delivered by Zargon Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Zargon Trust Units are so delivered, by Zargon Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Zargon Trust Units, the Trustee shall deliver such Zargon Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Zargon Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 4.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Zargon Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Zargon Trust, ExchangeCo or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require Zargon Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Zargon Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Zargon Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Zargon Trust, ExchangeCo, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (b) shall have evidenced to the satisfaction of the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of either an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Zargon Trust, ExchangeCo and AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Zargon Trust, ExchangeCo and AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Zargon Trust, a notice of such Insolvency Event in the form provided by Zargon Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Zargon Trust Units

Zargon Trust and ExchangeCo covenant that if any Zargon Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Zargon Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Zargon Trust for purposes of Canadian provincial securities law), Zargon Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Zargon Trust Units to be and remain duly registered, qualified or approved. Zargon Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Zargon Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Zargon Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Zargon Trust Units

Zargon Trust and ExchangeCo hereby represent, warrant and covenant that the Zargon Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Zargon Trust

(a) Zargon Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the board of directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Zargon Trust or to effect any other distribution of assets of Zargon Trust among Zargon Unitholders for the purpose of winding

up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Zargon Trust or AcquisitionCo of notice of; and (B) Zargon Trust or AcquisitionCo otherwise becoming aware of; any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Zargon Trust or to effect any other distribution of assets of Zargon Trust among Zargon Unitholders for the purpose of winding up its affairs, in each case where Zargon Trust has failed to contest in good faith any such proceeding commenced in respect of Zargon Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Zargon Trust of notice of any event (a "Zargon Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Zargon Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the Zargon Unitholders in the distribution of assets of Zargon Trust in connection with a Zargon Liquidation Event, on the fifth Business Day prior to the effective date (the "Zargon Liquidation Event Effective Date") of a Zargon Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Zargon Trust Units (the benefit in favour of Beneficiaries of the obligation of Zargon Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Zargon Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Zargon Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Zargon Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Zargon Trust Unit on the sixth Business Day prior to the Zargon Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Zargon Liquidation Event Effective Date. Zargon Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Zargon Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Zargon Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Zargon Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Zargon Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Zargon Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Zargon Trust or ExchangeCo, as determined by Zargon Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Zargon Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Zargon Trust Units issuable upon the automatic exchange of Exchangeable Shares for Zargon Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Zargon Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Zargon Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Zargon Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Zargon Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Zargon Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Zargon Trust and ExchangeCo may reasonably require, Zargon Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Zargon Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Zargon Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Zargon Trust Units such amounts as Zargon Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Zargon Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Zargon Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Zargon Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Zargon Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is located in the United States or a resident of any foreign country, shall be satisfied by delivering the Zargon Trust Units which would have been received by the Trustee, on behalf of the affected holder, to the transfer agent and registrar for the Exchangeable Shares who shall sell such Zargon Trust Units on the stock exchange on which the Zargon Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation this Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to and Zargon Trust and ExchangeCo will not deliver fractions of Zargon Trust Units. Where the application of the provisions of this Agreement, including, without limitation, this Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Zargon Trust Unit, the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Zargon Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Zargon Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Zargon Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Zargon Trust, ExchangeCo and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to Zargon Trust, ExchangeCo and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Zargon Trust, ExchangeCo and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Zargon Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Zargon Trust Units, and any subsequent transfer agent of such Zargon Trust Units, the Zargon Trust Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Zargon Trust and AcquisitionCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Zargon Trust covenants that it will supply its transfer agent with duly executed Zargon Trust Unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Zargon Trust, ExchangeCo and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2005, and on or before January 15 in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Zargon Trust, ExchangeCo and AcquisitionCo a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Zargon Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are

traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Zargon Trust, ExchangeCo and AcquisitionCo). If requested by the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Zargon Trust, ExchangeCo and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Zargon Trust, ExchangeCo and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Zargon Trust, ExchangeCo and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Zargon Trust, ExchangeCo and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Zargon Trust, ExchangeCo and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Zargon Trust, ExchangeCo and/or AcquisitionCo or otherwise, and may retain or employ such assistance as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistance as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo,

in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Zargon Trust, ExchangeCo and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Zargon Trust, ExchangeCo and/or AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Zargon Trust, ExchangeCo and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors (provided however that the payment of fees to legal counsel and other experts and advisors shall be required to be pre-approved by AcquisitionCo) and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Zargon Trust, ExchangeCo and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Zargon Trust, ExchangeCo and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Zargon Trust, ExchangeCo or AcquisitionCo pursuant hereto.

Zargon Trust, ExchangeCo and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Zargon Trust, ExchangeCo and AcquisitionCo shall not relieve Zargon Trust, ExchangeCo and AcquisitionCo of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Zargon Trust, ExchangeCo and AcquisitionCo have under this indemnity. Subject to (ii) below, Zargon Trust, ExchangeCo and AcquisitionCo shall be entitled to participate at their own expense in the defense and, if Zargon Trust, ExchangeCo and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Zargon Trust, ExchangeCo and AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and Zargon Trust, ExchangeCo or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to Zargon Trust, ExchangeCo or AcquisitionCo that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Zargon Trust, ExchangeCo or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Zargon Trust, ExchangeCo and AcquisitionCo shall not have

the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to the fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Zargon Trust, ExchangeCo and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Zargon Trust, ExchangeCo and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Zargon Trust, ExchangeCo and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Zargon Trust, ExchangeCo and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Zargon Trust, ExchangeCo and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Zargon Trust, ExchangeCo and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Zargon Trust, ExchangeCo and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Zargon Trust, ExchangeCo, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Zargon Trust, ExchangeCo or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Zargon Trust, ExchangeCo or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Zargon Trust, ExchangeCo and AcquisitionCo.

ARTICLE 10
ZARGON TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Zargon Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Zargon Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Zargon Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Zargon Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Zargon Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as are necessary to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Zargon Successor, ExchangeCo and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Zargon Successor shall possess and from time to time may exercise each and every right and power of Zargon Trust under this Agreement in the name of Zargon Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Zargon Trust may be done and performed with like force and effect by the directors or officers of such Zargon Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Zargon Trust with or into Zargon Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Zargon Trust provided that all of the assets of such subsidiary are transferred to Zargon Trust or another wholly-owned direct or indirect subsidiary of Zargon Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Zargon Trust, ExchangeCo, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of Zargon Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Zargon Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either the Zargon Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which the Zargon Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), Zargon Trust (when authorized by a resolution of the Board of Directors of AcquisitionCo) and ExchangeCo (when authorized by a resolution of the Board of Directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall,

when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Zargon Successors and the covenants of and obligations assumed by each such Zargon Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Zargon Trust, ExchangeCo, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Zargon Trust, ExchangeCo and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Zargon Trust, AcquisitionCo or ExchangeCo, at:

c/o Zargon Oil & Gas Ltd.
700, 333-5th Avenue S.W.
Calgary, Alberta T2P 3B6

Attention: President and Chief Executive Officer
Telecopier No.: (403) 265-3026

(b) if to the Trustee, at:

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 233-2857

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary:

(a) any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

(b) ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or the Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.8 Attornment

Each of the Trustee, Zargon Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 Liability of the Trust

The parties hereto acknowledge that Zargon Oil & Gas Ltd. is entering into this agreement solely in its capacity as administrator on behalf of Zargon Trust and the obligations of Zargon Trust hereunder shall not be personally binding upon the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Trust Units and that any recourse against Zargon Trust, the Trustee, Zargon Oil & Gas Ltd. or any holder of Zargon Trust Units in any manner in respect of any indebtedness, obligation or liability of Zargon Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of June 17, 2004 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ZARGON ENERGY TRUST,
by its administrator, **Zargon Oil & Gas Ltd.**

By: ______________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON ACQUISITIONCO INC.

By: ______________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

ZARGON EXCHANGECO INC.

By: ______________________
Name: Craig H. Hansen
Title: President and Chief Executive Officer

VALIANT TRUST COMPANY

By: ______________________
Name:
Title

By: ______________________
Name:
Title:

SCHEDULE "A"



COMMON SHARES

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value to which shares shall be attached the following rights (i) to vote at any meeting of shareholders of the Corporation; (ii) to receive any dividend declared by the Corporation; and (iii) to receive the remaining property of the Corporation upon dissolution.

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SCHEDULE "B"

(a) The directors of the corporation may, without authorization of the shareholders:

   (i) borrow money on the credit of the Corporation;

   (ii) issue, reissue, sell or pledge debt obligations of the Corporation;

   (iii) subject to the *Business Corporations Act* (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

   (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b) The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(d) Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

SHARES IN SERIES

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The Series A Exchangeable Shares, as a series, shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2005;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Zargon AcquisitionCo Inc., a corporation incorporated under the Act, and where the context requires, its successors (including Zargon Oil & Gas Ltd., the corporation resulting from the amalgamation of the Corporation and Zargon Oil & Gas Ltd.);

"**Cumulative Dividend Amount Exchange Ratio**", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of a Zargon Unit on any date, the weighted average trading price of a Zargon Unit on the TSX for the 5 trading days preceding that date, or, if the Zargon Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Zargon Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Zargon Units for that period does not result in a weighted average trading price which reflects the fair market value of a Zargon Unit, then the Current Market Price of a Zargon Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Zargon Trust in respect of the Zargon Units, expressed as an amount per Zargon Unit;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Zargon Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Zargon Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means July 15, 2004 or such other date as may be designated by the Board of Directors;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the fifth anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Promissory Note**" means the promissory note of the Corporation in favour of Zargon Trust, dated the Effective Date;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to that term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Zargon Unit on the last Business Day prior to such Redemption Date;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Date**" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Support Agreement**" means the agreement made among Zargon Trust, Zargon ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Zargon Trust to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"United States" or **"U.S."** means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"Voting and Exchange Trust Agreement" means the agreement made among Zargon Trust, Zargon ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date;

"Zargon ExchangeCo" means Zargon ExchangeCo Inc., a corporation incorporated under the Act;

"Zargon Trust" means the Zargon Energy Trust, a trust established under the laws of Alberta;

"Zargon Unitholders" means holders of Zargon Units; and

"Zargon Units" means the trust units of Zargon Trust as constituted on the Effective Date.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Zargon Trust, from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Zargon Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares

under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Zargon Trust nor Zargon ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Zargon Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Zargon Trust and Zargon ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Zargon Trust's and Zargon ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Zargon Trust or Zargon ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Zargon Trust or Zargon ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Zargon ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Zargon Trust has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Zargon Trust and Zargon ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Zargon Trust and Zargon ExchangeCo in respect of the holder's Retracted Shares by providing to Zargon Trust and Zargon ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Zargon Trust or

Zargon ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Zargon Trust and Zargon ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Zargon Trust or Zargon ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Zargon Trust nor Zargon ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Zargon Trust or Zargon ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Zargon Trust or Zargon ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Zargon Trust nor Zargon ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 The Corporation, Zargon Trust or Zargon ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Zargon Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Zargon Trust or Zargon ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Zargon Trust or Zargon ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Zargon Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Zargon Trust nor Zargon ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Zargon Trust or Zargon ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Zargon Trust or Zargon ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Zargon Trust nor Zargon ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 350,000 (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 20% of the Exchangeable Shares outstanding on the Effective Date (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Zargon Trust and Zargon ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 90 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Zargon Trust or Zargon ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Zargon Trust and Zargon ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Zargon Trust or Zargon ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Zargon Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Zargon Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Zargon Trust and Zargon ExchangeCo (the "Redemption Offer") the overriding right (Zargon Trust's and Zargon ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Zargon Trust

or Zargon ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Zargon Trust or Zargon ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Zargon Trust or Zargon ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Zargon Trust and Zargon ExchangeCo by sending or causing to be sent to Zargon Trust and Zargon ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Zargon ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Zargon Trust has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Zargon Trust or Zargon ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Zargon Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Zargon Trust and Zargon ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Zargon Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Zargon Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Zargon Trust nor Zargon ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Zargon Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Zargon Trust or Zargon ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Zargon Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Zargon Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Zargon Trust and Zargon ExchangeCo (the "Liquidation Offer") the overriding right (Zargon Trust's and Zargon ExchangeCo's right to accept

the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Zargon Trust or Zargon ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Zargon Trust or Zargon ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Zargon Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Zargon ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Zargon Trust has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Zargon Trust and Zargon ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Zargon Trust or Zargon ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Zargon Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Zargon Trust and Zargon ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Zargon Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Zargon Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Zargon Trust nor Zargon ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Zargon Trust or Zargon ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Zargon Trust or Zargon ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Zargon Units (the "Delivered Zargon Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Zargon Trust or Zargon ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Zargon Units (where the fair market value of the Delivered Zargon Units is determined by multiplying the number of Delivered Zargon Units by the weighted average trading price of a Zargon Unit on the TSX for the ten trading days preceding the date of purchase by Zargon Trust or Zargon ExchangeCo, as applicable, of such Delivered Zargon Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Zargon Trust, Zargon ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Zargon Trust, Zargon ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF ZARGON UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Zargon Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Zargon Trust:

(a) issues or distributes additional Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to the holders of all or substantially all of the then outstanding Zargon Units by way of stock distribution or other distribution, other than an issue of Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) to holders of Zargon Units who exercise an option to receive distributions in Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Zargon Units entitling them to subscribe for or to purchase Zargon Units (or securities exchangeable for or convertible into or carrying rights to acquire Zargon Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Zargon Units:

(i) securities of Zargon Trust of any class other than Zargon Units (other than securities convertible into or exchangeable for or carrying rights to acquire Zargon Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Zargon Trust; or

(iv) assets of Zargon Trust other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Zargon Units into a greater number of Zargon Units; or

(e) reduces, combines, consolidates or changes the then outstanding Zargon Units into a lesser number of Zargon Units; or

(f) reclassifies or otherwise changes the rights, privileges or other terms of the Zargon Units or effects an amalgamation, merger, reorganization or other transaction involving or affecting the Zargon Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Zargon Trust and Zargon ExchangeCo with all provisions of the Support Agreement applicable to the Corporation, Zargon Trust and Zargon ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Zargon Trust and Zargon ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Zargon Trust and Zargon ExchangeCo as therein provided.

13.3 The Corporation, Zargon Trust, Zargon ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Zargon Trust, Zargon ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Zargon Trust, Zargon ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Zargon Trust, Zargon ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Zargon Trust, Zargon ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions the obligation of the Corporation, Zargon Trust or Zargon ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Zargon Trust or Zargon ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, shall be satisfied by delivering the Zargon Units which would have been received by the affected holder to the Transfer Agent who shall sell such Zargon Units on the stock exchange on which the Zargon Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be an amount equal to the fair market value of one Zargon Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Zargon Trust,

Zargon ExchangeCo nor the Trustee shall deliver fractions of Zargon Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Zargon Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Zargon Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), Zargon Energy Trust and Zargon ExchangeCo Inc.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) that, subject to the Retraction Call Right referred to below, the undersigned desires to have Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) redeem in accordance with Article 4 of the Share Provisions:

ALL SHARE(S) REPRESENTED BY THIS CERTIFICATE; OR

____________ SHARE(S) OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.).

The undersigned acknowledges the overriding Retraction Call Right of Zargon Energy Trust and Zargon ExchangeCo Inc. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Zargon Energy Trust and Zargon ExchangeCo Inc. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Zargon Energy Trust and Zargon ExchangeCo Inc., may be revoked and withdrawn by the undersigned only by notice in writing given to Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Zargon Energy Trust or Zargon ExchangeCo Inc. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), Zargon Energy Trust and Zargon ExchangeCo Inc. that the undersigned:

☐ is

(select one)

☐ is not

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), Zargon Energy Trust and Zargon ExchangeCo Inc. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Zargon Oil & Gas Ltd. (formerly Zargon

AcquisitionCo Inc.), Zargon Energy Trust or Zargon ExchangeCo Inc., as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________________

Street Address or P.O. Box: ______________________________

Social Insurance Number: ______________________________

Signature of Shareholder: ______________________________

City, Province and Postal Code: ______________________________

Signature Guaranteed by: ______________________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.) represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Zargon Oil & Gas Ltd. (formerly Zargon AcquisitionCo Inc.), unless the Share Transfer Power on this share certificate is duly completed in respect of such share(s).



MANAGEMENT'S REPORT

The consolidated financial statements of Zargon Energy Trust were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the financial statements reliably report the Trust's operations and that the Trust's assets are safeguarded. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgments made by management.

Ernst & Young LLP, an independent chartered accountant firm, was appointed by a resolution of the unitholders to audit the financial statements of the Trust and provide an independent opinion. They have conducted an independent examination of the Trust's accounting records in order to express their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management directors, has met with Ernst & Young LLP and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors, who have approved the consolidated financial statements.

(signed)
C.H. Hansen
President and Chief Executive Officer

(signed)
B.C. Heagy
Vice President, Finance and Chief Financial Officer

Calgary, Canada
March 14, 2005

AUDITORS' REPORT

To the Unitholders of Zargon Energy Trust

We have audited the consolidated balance sheets of Zargon Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed)

Calgary, Canada
March 14, 2005

Ernst & Young LLP
Chartered Accountants

As at December 31 ($ thousand)	2004	2003 (restated – note 3)
ASSETS *(note 5)*		
Current		
Accounts receivable *(note 11)*	**14,275**	12,183
Prepaid expenses and deposits	**2,953**	980
	17,228	13,163
Property and equipment *(note 4)*	**209,736**	167,888
	226,964	181,051
LIABILITIES		
Current		
Bank indebtedness *(note 5)*	**14,230**	6,978
Accounts payable and accrued liabilities	**24,153**	19,277
Cash distributions payable	**2,210**	–
	40,593	26,255
Asset retirement obligations *(notes 3 and 6)*	**14,390**	12,194
Future income taxes *(note 9)*	**41,830**	30,133
	96,813	68,582
Commitments and contingencies *(notes 11, 12 and 13)*		
NON-CONTROLLING INTEREST		
Exchangeable shares *(notes 3 and 8)*	**9,529**	–
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital *(note 7)*	**45,755**	42,200
Contributed surplus *(note 7)*	**1,170**	264
Accumulated earnings	**84,399**	70,005
Accumulated cash distributions *(note 16)*	**(10,702)**	–
	120,622	112,469
	226,964	181,051

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

(signed)
J.O. McCutcheon
Director

(signed)
W.J. Whelan
Director

consolidated statements of earnings and accumulated earnings

For the years ended December 31 ($ thousand, except for per unit amounts)	2004	2003 (restated – note 3)
Revenue		
Petroleum and natural gas revenue	**123,968**	101,657
Hedging *[note 11]*	**(4,568)**	(2,882)
Royalties (net of Alberta Royalty Tax Credit)	**(28,047)**	(22,508)
	91,353	76,267
Expenses		
Production	**21,692**	17,201
General and administrative *[note 18]*	**4,358**	3,542
Unit-based compensation *[note 7]*	**3,682**	264
Interest	**440**	771
Unrealized foreign exchange (gain) loss	**(564)**	(297)
Accretion of asset retirement obligations *[notes 3 and 6]*	**1,076**	1,172
Depletion and depreciation	**27,414**	19,660
	58,098	42,313
Earnings before income taxes	**33,255**	33,954
Income taxes *[note 9]*		
Future	**9,639**	9,187
Current	**1,114**	406
	10,753	9,593
Earnings for the year before non-controlling interest	**22,502**	24,361
Non-controlling interest - exchangeable shares *[notes 3 and 8]*	**(1,870)**	–
Net earnings for the year	**20,632**	24,361
Accumulated earnings, beginning of year		
As previously reported	**70,125**	45,598
Retroactive application of change in accounting policy *[note 3]*	**(120)**	46
As restated	**70,005**	45,644
Reorganization costs *[note 17]*	**(6,238)**	–
Accumulated earnings, end of year	**84,399**	70,005
Net earnings per unit/per common share *[note 10]*		
Basic	**1.23**	1.37
Diluted	**1.20**	1.33

See accompanying notes to the consolidated financial statements.

For the years ended December 31 ($ thousand)	2004	2003
		(restated – note 3)
Operating activities		
Net earnings for the year	**20,632**	24,361
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares *(notes 3 and 8)*	**1,870**	–
Depletion and depreciation	**27,414**	19,660
Accretion of asset retirement obligations	**1,076**	1,172
Unit-based compensation *(note 7)*	**3,682**	264
Unrealized foreign exchange (gain) loss	**(564)**	(297)
Future income taxes	**9,639**	9,187
	63,749	54,347
Asset retirement expenditures	**(414)**	(287)
Changes in non-cash working capital	**19**	(936)
	63,354	53,124
Financing activities		
Advances (repayment) of bank indebtedness	**7,252**	(18,301)
Cash distributions to unitholders	**(10,702)**	–
Exercise of stock options	**2,867**	1,203
Changes in non-cash working capital	**2,148**	–
	1,565	(17,098)
Investing activities		
Additions to property and equipment	**(56,553)**	(45,124)
Proceeds on disposal of property and equipment	**280**	5,215
Reorganization costs *(note 17)*	**(9,443)**	–
Changes in non-cash working capital	**797**	3,883
	(64,919)	(36,026)
Change in cash, and cash end of year	**–**	–

See supplementary information contained in Note 14.

See accompanying notes to the consolidated financial statements.

notes to consolidated financial statements

For the years ended December 31, 2004 and 2003.
All amounts are stated in Canadian dollars unless otherwise noted.

1. Structure of the Trust

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The trust units commenced trading on the TSX under the symbol "ZAR.UN" on July 21, 2004. The exchangeable shares commenced trading on the TSX under the symbol "ZOG.B" on August 4, 2004. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The costs of the reorganization were $9.44 million and are described in note 17.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas in Canada and the United States ("U.S.").

2. Summary of Significant Accounting Policies

CONSOLIDATION AND BASIS OF PRESENTATION

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the Trust's accounting policies summarized below.

While the Trust commenced operations on July 15, 2004, these consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. Also, certain comparative figures have been reclassified to conform with the current presentation.

The consolidated financial statements include the accounts of Zargon Energy Trust, all subsidiaries and a partnership. All subsidiaries and the partnership are directly or indirectly owned and their operations are fully reflected in the consolidated financial statements.

REVENUE RECOGNITION

Petroleum and natural gas revenue is recognized in earnings when reserves are produced and delivered to the purchaser.

JOINT OPERATIONS

The majority of the petroleum and natural gas operations of the Trust are conducted jointly with others, and accordingly, these financial statements reflect only the proportionate interests of the Trust in such activities.

PROPERTY AND EQUIPMENT

The Trust follows the full cost method of accounting for its oil and natural gas operations whereby all costs relating to the acquisition, exploration and development of oil and natural gas reserves are capitalized and accumulated in separate cost centres for Canada and the United States. Such costs include land acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, and costs of drilling and equipping wells.

Depletion and depreciation of petroleum and natural gas properties and equipment is computed using the unit of production method based on the estimated proved reserves of petroleum and natural gas before royalties determined by independent consultants. For purposes of this calculation, reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. A portion of the cost of petroleum and natural gas rights relating to undeveloped properties is excluded from depletion calculations. Twenty percent of the year-end balance of these costs is added to the depletion base each year. Proceeds on the disposal of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized, unless such a disposal would result in a change in the depletion rate of 20 percent or more.

Depreciation of office equipment is provided using the declining balance method at an annual rate of 20 percent.

IMPAIRMENT TEST

The Trust applies an impairment test to petroleum and natural gas properties and equipment costs on an annual basis or as events or circumstances dictate. This impairment test is performed on both the Canadian and U.S. cost centres. An impairment loss exists when the carrying amount of the Trust's petroleum and natural gas properties and equipment exceeds the estimated undiscounted future net cash flows associated with the Trust's proved reserves (before royalties). If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust's proved and probable reserves are charged to income. Reserves are determined pursuant to evaluation by independent engineers as dictated by National Instrument 51-101. The calculation of future net cash flow is based on future prices as estimated by management relative to benchmark prices in future markets discounted using a risk-free rate (see note 4).

ASSET RETIREMENT OBLIGATIONS

Zargon recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized from time to time to reduce commodity price risk associated with the Trust's production of oil and natural gas. The base prices for the commodities are sometimes denominated in U.S. dollars and the Trust may also use such financial instruments to reduce the related foreign currency risk. Financial instruments may also be used from time to time to reduce interest rate risk on outstanding debt. The Trust does not enter into financial instruments for trading or speculative purposes.

The Trust follows a policy of using hedge instruments such as fixed price swaps, forward sales, puts, options and costless collars. The objective is to partially offset or mitigate the wide price swings commonly encountered in oil and natural gas commodities and in so doing protect a minimum level of cash flow in periods of low commodity prices. The Trust's policy is to designate each derivative financial instrument employed as a hedge of a specific portion of projected production over the term of the instrument. The Trust formally documents its risk management objectives and strategies for undertaking the hedged transactions, the hedging item, the nature of the specific risk exposures being hedged, the intended term of the hedge relationship, the method for assessing effectiveness and the method of accounting for the hedging relationship. The effectiveness of the derivative is assessed on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values of the hedged items. The instruments employed may be denominated in U.S. or Canadian dollars. The Trust believes the derivative financial instruments used are effective as hedges over their term. In the event that a designated hedged item ceases to exist, any realized or unrealized gain or loss on such derivative commodity instruments is recognized in income immediately. If the hedge relationship is terminated, either via ineffectiveness or via termination of the designation, gains or losses previously deferred continue to be deferred and recognized when they are realized.

In the case of forward sales, the instrument can sometimes be satisfied by physical delivery. In all other cases the instrument is satisfied by payments or charges calculated by referring published prices to the agreed reference price in the terms and manner set out in the contract and paid or received monthly. In the case of physical delivery, the payment is part of the normal revenue stream. All other payments or charges are accounted for monthly as adjustments to revenue received.

Interest rate swap agreements may be used from time to time to manage the floating interest rate on the Trust's revolving bank debt. Such agreements involve the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. At December 31, 2004 and 2003 the Trust had no such financial instruments.

Foreign currency swap agreements may be used from time to time to manage the risk inherent in producing commodities whose price is based directly or indirectly on U.S. dollars, using a notional principal equal to the projected monthly revenue from their sale. Payments or charges are calculated and paid according to the terms of the agreement, usually with monthly settlement. Foreign currency swap agreements are designated as hedges of revenue that is received in Canadian dollars, but whose amount is determined in foreign currency. At December 31, 2004 and 2003 the Trust had no such financial instruments.

Gains or losses from all contracts, other than forward sales settled by physical delivery, are recognized as hedging gains or losses when realized.

INCOME TAXES

The Trust follows the liability method of tax allocation in accounting for income taxes. Under this method, the Trust records future income taxes for the effect of any differences between the accounting and income tax basis of an asset or liability using income tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change is substantively enacted.

FOREIGN CURRENCY TRANSLATION

The Trust uses the temporal method of foreign currency translation, whereby the monetary assets and liabilities recorded in a foreign currency are translated into Canadian dollars at year-end exchange rates, and non-monetary assets and liabilities at the exchange rates prevailing when the assets were acquired or liability incurred. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses on translation are included in the consolidated statements of earnings.

TRUST UNIT RIGHTS AND UNIT-BASED COMPENSATION

Under the Trust's unit rights incentive plan (the "Plan"), rights to purchase trust units are granted to directors, officers and employees at current market prices. Compensation expense for rights granted by the Trust subsequent to the Arrangement is based on the amount that the market price of the trust unit exceeds the original exercise price (grant price) for rights as at the date of the financial statements and is recognized in earnings over the vesting period of the Plan with an offsetting amount recorded to contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur. Stock options granted in 2003 and through to implementation of the Arrangement are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such, the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value using a Black-Scholes option-pricing model. No compensation expense has been recorded on options issued prior to 2003 (see note 7).

PER UNIT AMOUNTS

Per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The Trust follows the treasury stock method, which assumes that the proceeds received from "in-the-money" trust unit rights are used to repurchase units at the average market rate during the period. Diluted per unit amounts also include exchangeable shares using the "if-converted" method, whereby it is assumed the conversion of the exchangeable securities occurs at the beginning of the reporting period (or at the time of issuance if later).

MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property and equipment and the assessment of these assets for impairment are based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

Inherent in the fair value calculation of asset retirement obligations, are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal and regulatory environments. To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.

CASH DISTRIBUTIONS

The Trust declares monthly distributions of cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to satisfying its financing covenants. Such distributions are recorded as distributions of equity upon declaration of the distribution.

3. Changes In Accounting Policies

EXCHANGEABLE SHARES – NON-CONTROLLING INTEREST

On January 19, 2005, the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of Unitholders' Equity.

In accordance with the transitional provisions of EIC-151, the Trust has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $9.53 million on the Trust's consolidated balance sheet as at December 31, 2004. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $1.87 million in 2004. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2004 resulted in an increase in property and equipment of $11.28 million, an increase of unitholders' equity by $0.62 million, and an increase in future income tax liability of $3.0 million. Cash flow was not impacted by this change.

FULL COST ACCOUNTING

On January 1, 2004, Zargon adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves determined using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. Since the fair values of the cost centres exceed the carrying value, there is no impact on the Trust's reported financial results as a result of applying the new Accounting Guideline 16.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Zargon retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Trust records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Trust expects to settle the retirement obligation. The asset retirement costs assigned to the long-lived assets are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per unit amounts for the year ended December 31, 2004 and 2003 is negligible as a result of adopting this new policy.

4. Property and Equipment

		2004	
($ thousand)	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties and equipment	**295,533**	**97,680**	**197,853**
Adjustment due to conversion of exchangeable shares (see note 3)	**11,279**	**–**	**11,279**
Office equipment	**1,304**	**700**	**604**
	308,116	**98,380**	**209,736**

		2003	
($ thousand) (restated - note 3)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties and equipment	237,860	70,351	167,509
Office equipment	1,009	630	379
	238,869	70,981	167,888

At December 31, 2004, petroleum and natural gas properties and equipment include $14.7 million (2003 – $14.5 million) relating to undeveloped properties that have been excluded from the depletion calculation.

An impairment test calculation was performed on the Trust's petroleum and natural gas properties and equipment at December 31, 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust's petroleum and natural gas properties and equipment. This impairment calculation was performed separately on both the Canadian and U.S. cost centres.

The following table outlines benchmark prices used in the impairment test at December 31, 2004:

Year	WTI Crude Oil ($US/bbl)	Exchange Rate $US/$Cdn	WTI Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/gj)
2005	42.60	0.83	51.33	6.02
2006	40.42	0.83	48.70	6.22
2007	39.11	0.83	47.12	5.85
2008	38.09	0.83	45.89	5.55
2009	37.37	0.83	45.02	5.26
2010 – 2014	37.35	0.83	45.00	5.09
Thereafter (inflation %)	2.0%	0.83	2.0%	2.0%

Actual prices used in the impairment test were adjusted for commodity price differentials specific to Zargon.

5. Bank Indebtedness

The Trust has a revolving demand credit facility that provides for a line of credit of $50.00 million bearing interest at prime (December 31, 2004 – 4.25 percent; 2003 – 4.50 percent) and has pledged an assignment of accounts receivable, a first floating charge on all of the Canadian assets and a fixed charge over certain property and equipment as collateral. In the normal course of operations Zargon enters into various letters of credit. At December 31, 2004, the approximate value of these letters of credit totalled $0.46 million (2003 – $0.50 million).

6. Asset Retirement Obligations

The total future asset retirement obligation was estimated by management based on Zargon's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. Zargon has estimated the net present value of its total asset retirement obligations to be $14.39 million (2003 – $12.19 million) as at December 31, 2004, based on a total future liability of $59.12 million (2003 – $50.85 million). These payments are expected to be made over the next 30 years with the majority of the costs being incurred after 2012. Zargon used a discount rate of 8.5 percent which is based on a risk-free rate adjusted for credit risk and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	Year Ended December 31, 2004	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**1,696**	749
Liabilities settled	**(414)**	(287)
Accretion expense	**1,076**	1,172
Other	**(162)**	–
Balance, end of year	**14,390**	12,194

7. Unitholders' Equity

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 8) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

COMMON SHARES OF ZARGON OIL & GAS LTD.

(no par value) (thousand)	December 31, 2004 Number of Shares	December 31, 2004 Amount ($)	December 31, 2003 Number of Shares	December 31, 2003 Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised for cash	**534**	**2,867**	355	1,203
Stock-based compensation recognized	**-**	**69**	–	–
Trust units issued	**(14,866)**	**(36,219)**	–	–
Exchangeable shares issued	**(3,660)**	**(8,917)**	–	–
Balance, end of year	**–**	**–**	17,992	42,200

The Trust is authorized to issue an unlimited number of voting trust units.

TRUST UNITS

(thousand)	December 31, 2004 Number of Units	December 31, 2004 Amount ($)
Units issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**14,866**	**36,219**
Issued on conversion of exchangeable shares	**475**	**9,536**
Balance, end of year	**15,341**	**45,755**

COMPENSATION PLANS

A summary of the status of the Trust's compensation expense for the years ended December 31, 2004 and 2003 is presented below:

COMPENSATION EXPENSE

($ thousand)	Year Ended December 31, 2004	Year Ended December 31, 2003
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**	264
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**	–
Unit-based compensation recognized subsequent to trust conversion	**1,170**	–
Balance, end of year	**3,682**	264

A summary of the status of the Trust's compensation plans as at December 31, 2004 and 2003 and changes during the years ended on those dates is presented below:

STOCK OPTIONS

As part of the Arrangement to reorganize Zargon Oil & Gas Ltd. into a Trust, all common share options, vested and unvested, were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

	December 31, 2004		December 31, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price ($/stock option)**	Number of Shares (thousand)	Weighted Average Exercise Price ($/stock option)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	459	9.50
Exercised	**(534)**	**5.39**	(355)	3.39
Cancelled prior to trust conversion	**(9)**	**9.61**	(22)	9.30
Cancelled immediately prior to trust conversion	**(1,184)**	**11.03**	–	–
Outstanding at end of year	**–**	**–**	1,297	7.05
Options exercisable at year end	**–**	**–**	985	6.25

STOCK-BASED COMPENSATION (SEE COMPENSATION EXPENSE TABLE ABOVE)

Compensation expense of $0.34 million was recognized for the 2004 year as a result of regular vesting of unvested stock options prior to the Arrangement. Additionally, as a result of cancelling the stock-option plan pursuant to the Arrangement, compensation expense for the year ended December 31, 2004 of $2.17 million resulted from accelerating of unvested stock options. Both of these non-cash expenses have been recognized as part of unit-based compensation expense on the income statement for the twelve month period.

Under this stock-option plan, the Company had calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted under the stock option plan was based on the estimated fair values at the time of the grant and the expense was recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include an annualized volatility factor of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the year ended December 31, 2003 would be reduced by $0.21 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 year. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan vest over a three-year period and expire five years from the grant date.

The following table summarizes information about the Trust's unit rights:

	December 31, 2004	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($/unit right)
Outstanding at beginning of year	–	–
Unit rights granted	579	17.79
Outstanding at end of year	579	17.79
Unit rights exercisable at year end	–	–

The following table summarizes information about unit rights outstanding at December 31, 2004:

	Unit Rights Outstanding			Unit Rights Exercisable	
Range of Exercise Prices ($/unit right)	Number Outstanding at 12/31/04 (thousand)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price ($/unit right)	Number Exercisable at 12/31/04 (thousand)	Weighted Average Exercise Price ($/unit right)
17.70	546	4.1 years	17.70	–	–
19.25	33	4.1 years	19.25	–	–
	579		17.79	–	–

UNIT-BASED COMPENSATION (SEE COMPENSATION EXPENSE TABLE ABOVE)

The Plan allows for the exercise price of rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the Plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the original exercise price (grant price) for rights issued as at the date of the interim consolidated financial statements and is recognized in earnings over the vesting period of the Plan. Compensation expense for the unit rights for the year ended December 31, 2004 was $1.17 million.

Compensation expense associated with rights granted under the Plan is recognized in earnings, on a straight-line basis, over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

The following table summarizes information about the Trust's contributed surplus account:

CONTRIBUTED SURPLUS

($ thousand)	
Balance, December 31, 2002	**–**
Stock-based compensation expense for 2003	**264**
Balance, December 31, 2003	**264**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Stock-based compensation recognized on exercise of stock options	**(69)**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Stock-options cancelled immediately prior to trust conversion	**(2,707)**
Balance at trust conversion	**–**
Unit-based compensation recognized subsequent to trust conversion	**1,170**
Balance, December 31, 2004	**1,170**

8. Non-Controlling Interest – Exchangeable Shares

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the year, a total of 474,000 exchangeable shares were converted into 475,000 trust units based on the exchange ratio at the time of conversion. At December 31, 2004, the exchange ratio was 1.02583 trust units per exchangeable share. As set out in the Arrangement, the exchangeable shares are entitled to vote equally to the number of trust units for which each exchangeable share is convertible into a trust unit on the record date. The Board of Directors of Zargon Oil & Gas Ltd. hold the option to redeem all outstanding exchangeable shares for trust units on or before July 15, 2014. At such time, should the Board not extend the term of the shares, there will be no remaining non-controlling interest.

The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" in 2004. Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

	December 31, 2004	
(thousand, except exchange ratio)	Number of Shares	Amount ($)
Non-controlling interest – exchangeable shares issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**3,660**	**8,917**
Exchanged for trust units at book value and including earnings attributed since Plan of Arrangement	**(474)**	**(1,258)**
Earnings attributable to non-controlling interest	**–**	**1,870**
Balance, end of year	**3,186**	**9,529**
Exchange ratio, end of year	**1.02583**	
Trust units issuable upon conversion of exchangeable shares, end of year	**3,268**	

The proforma total units outstanding at year-end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving rise to the exchange ratio at the end of the year is 18.61 million units.

9. Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed *or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in* accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no current tax provision for Canadian income tax expense has been made in the Trust. Canadian Large Corporations tax, capital taxes and U.S. income taxes are provided for under current income tax expense.

In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.

Income taxes differ from the amounts that would be obtained by applying statutory income tax rates to earnings before income taxes as follows:

($ thousand)	2004	2003 (restated – note 3)
Statutory income tax rate	**39.96%**	41.58%
Expected income taxes	**13,289**	14,118
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of Alberta Royalty Tax Credit	**4,928**	3,856
Resource allowance	**(4,438)**	(4,724)
Rate adjustment	**947**	(4,314)
Cash distributions	**(4,277)**	-
Large corporation tax, capital taxes, and U.S. income taxes	**1,114**	406
Other	**(810)**	251
	10,753	9,593

As at December 31, 2004, Zargon has exploration and development costs, unamortized petroleum and natural gas *property expenditures, undepreciated capital costs and unamortized share issue costs available for deduction against* future taxable earnings in aggregate of approximately $79 million (December 31, 2003 – $79 million).

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of Zargon's net future income tax liability are as follows:

($ thousand)	2004	2003 (restated – note 3)
Net book value of property and equipment in excess of tax pools	**33,279**	19,501
Deferred partnership earnings	**14,153**	13,637
Asset retirement obligation	**(5,107)**	(2,211)
Non-capital loss carry forwards	**–**	(395)
Share issue costs	**(126)**	(240)
Alberta royalty tax deduction	**(369)**	(159)
	41,830	30,133

10. Weighted Average Number of Total Units

(thousand)	2004 (units)	2003 (shares)
Basic	**16,818**	17,824
Diluted	**18,723**	18,373

Dilution amounts of 1,905,000 (2003 – 549,000) were added to the weighted average number of units/common shares outstanding during the year in the calculation of diluted per unit/common share amounts. These unit/share additions represent the dilutive effect of unit rights/stock options according to the treasury stock method, and also include exchangeable shares using the "if-converted" method. In 2004, an adjustment to the numerator amount was required in the diluted calculation to provide for the earnings ($1.87 million) attributable to the non-controlling interest pertaining to the exchangeable shareholders.

11. Financial Instruments

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments of the Trust consist of accounts receivable, deposits, accounts payable and accrued liabilities, bank indebtedness, and cash distributions payable. As at December 31, 2004 and 2003, there are no significant differences between the carrying values of these amounts and their estimated market values.

CREDIT RISK MANAGEMENT

Accounts receivable include amounts receivable for petroleum and natural gas sales that are generally made to large credit-worthy purchasers, and amounts receivable from joint venture partners that are recoverable from production. Accordingly, the Trust views credit risks on these amounts as low. Of Zargon's significant individual accounts receivable at December 31, 2004, approximately 28 percent was owing from one company (2003 – 21 percent).

The Trust is exposed to losses in the event of non-performance by counterparties to hedge transactions. The Trust minimizes credit risk associated with possible non-performance to these financial instruments by entering into contracts with only investment grade counterparties, limits on exposures to any one counterparty, and monitoring procedures. The Trust believes these risks are minimal.

INTEREST RATE RISK MANAGEMENT

Borrowings under bank credit facilities are for short periods and are market-rate-based (variable interest rates); thus carrying values approximate fair values.

FOREIGN CURRENCY RISK MANAGEMENT

The Trust is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil, and to a large extent natural gas prices, are based upon reference prices denominated in U.S. dollars, while the majority of the Trust's expenses are denominated in Canadian dollars. When appropriate, the Trust enters into agreements to fix the exchange rate of Canadian dollars to U.S. dollars in order to manage this risk.

COMMODITY PRICE RISK MANAGEMENT

The Trust enters into hedge transactions on oil and natural gas. The agreements entered into are forward transactions providing the Trust with a range of fixed prices on the commodities sold.

The Trust has outstanding contracts at December 31, 2004 and 2003 as follows:

At December 31, 2004	Volume	Rate	Price	Range of Terms
Financial Hedges				
Oil swaps	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	146,000 bbl	400 bbl/d	$44.05 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	180,000 gj	2,000 gj/d	$6.27/gj	Jan. 1/05–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	180,000 gj	2,000 gj/d	$6.75/gj Put $9.55/gj Call	Jan. 1/05–Mar. 31/05
	180,000 gj	2,000 gj/d	$6.75/gj Put $9.80/gj Call	Jan. 1/05–Mar. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Physical Hedges				
Natural gas swaps	180,000 gj	2,000 gj/d	$8.35/gj	Jan. 1/05–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

At December 31, 2003	Volume	Rate	Price	Range of Terms
Financial Hedges				
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04–Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04–Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04–Mar. 31/04

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars and puts are settled against the AECO pricing index.

At December 31, 2004, $1.14 million would have been received to settle the above contracts and, of this amount $0.71 million related to financial hedges and $0.43 million related to physical hedges. At December 31, 2003, the cost to settle the above contracts would have been $0.89 million. These instruments have no book values recorded in the consolidated financial statements.

12. Commitments

The Trust is committed to future minimum payments for natural gas transportation contracts in addition to operating leases for office space, office equipment, vehicles and field equipment. Payments required under these commitments for each of the next four years are: 2005 – $1.88 million; 2006 – $0.71 million; 2007 – $0.43 million; 2008 – $0.07 million; and thereafter $0.03 million.

13. Contingencies and Guarantees

In the normal course of operations, Zargon executes agreements that provide for indemnification and guarantees to counterparties in transactions such as the sale of assets and operating leases.

These indemnifications and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities or as a result of litigation that may be suffered by counterparties.

Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

The Trust indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Trust to the extent permitted by law. The Trust has acquired and maintains liability insurance for its directors and officers. The Trust is party to various legal claims associated with the ordinary conduct of business. The Trust does not anticipate that these claims will have a material impact on the Trust's financial position.

14. Supplemental Cash Flow Information

($ thousand)	2004	2003
Cash interest paid	**448**	714
Cash taxes paid	**794**	360

15. Segmented Information

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the U.S.

	2004		
($ thousand)	Canada	United States	Combined
Petroleum and natural gas revenue	**108,484**	**15,484**	**123,968**
Property and equipment	**184,860**	**24,876**	**209,736**
Total assets	**200,171**	**26,793**	**226,964**
Net capital expenditures	**51,464**	**4,809**	**56,273**

($ thousand) (restated – note 3)	2003		
	Canada	United States	Combined
Petroleum and natural gas revenue	90,034	11,623	101,657
Property and equipment	145,210	22,678	167,888
Total assets	157,583	23,468	181,051
Net capital expenditures	33,373	6,536	39,909

16. Accumulated Cash Distributions

During the year, the Trust paid or declared distributions to the unitholders in the aggregate amount of $10.70 million (2003 – $nil) in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
August 2004	August 31, 2004	September 15, 2004	$0.14
September 2004	September 30, 2004	October 15, 2004	$0.14
October 2004	October 31, 2004	November 15, 2004	$0.14
November 2004	November 30, 2004	December 15, 2004	$0.14
December 2004	December 31, 2004	January 17, 2005	$0.14

17. Zargon Energy Trust Reorganization

The following costs were incurred to reorganize Zargon Oil & Gas Ltd. into a trust, effective July 15, 2004:

($ thousand)	
Cash payout of stock options	7,875
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,568
Total reorganization costs	9,443

Of the above amounts, $2.71 million was charged to contributed surplus relating to recognized stock-based compensation under the previous stock option plan for the Company. The remaining $6.73 million ($6.24 million net of taxes) was charged directly against accumulated earnings.

18. Related Party Transactions

During the year, Zargon paid $0.15 million in consulting fees to a company owned by the Chairman of the Board; $0.05 million for vehicle leases to a company owned by a Board member; and $0.53 million for legal services in conjunction with the Arrangement to a law firm in which a Board member is a partner. These payments were in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

19. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

six-year financial and operating summary

	2004	2003	2002	2001	2000	1999
FINANCIAL ($ thousand, except per unit amounts)						
Petroleum and natural gas revenue	**123,968**	101,657	65,538	63,795	53,306	24,048
Less expenses – cash items						
Royalties (net of Alberta Royalty Tax Credit)	**28,047**	22,508	13,508	14,222	10,716	4,033
Production	**21,692**	17,201	15,649	11,933	8,615	6,120
General and administrative (net)	**4,358**	3,542	3,455	3,083	2,189	1,463
Hedging	**4,568**	2,882	(669)	573	2,733	1,095
Interest	**440**	771	1,100	957	1,269	592
Current and capital taxes	**1,114**	406	378	358	288	103
Cash flow from operations	**63,749**	54,347	32,117	32,669	27,496	10,642
Less expenses – non-cash items						
Depletion, depreciation and foreign exchange	**26,850**	19,363	14,148	11,067	7,061	5,041
Future income tax	**9,639**	9,187	6,558	7,860	8,706	1,035
Accretion	**1,076**	1,172	715	520	479	323
Unit-based compensation	**3,682**	264	–	–	–	–
Earnings before non-controlling interest	**22,502**	24,361	10,696	13,222	11,250	4,243
Less non-controlling interest – exchangeable shares	**1,870**	–	–	–	–	–
Net earnings	**20,632**	**24,361**	**10,696**	**13,222**	**11,250**	**4,243**
Per unit, diluted						
Cash flow ($/unit)	**3.40**	2.96	1.81	2.03	1.86	0.70
Net earnings ($/unit)	**1.20**	1.33	0.60	0.82	0.76	0.29
Net capital expenditures	**56,273**	39,909	35,548	55,176	30,514	16,945
Cash distributions	**10,702**	–	–	–	–	–
Cash distributions ($/trust unit)	**0.70**	–	–	–	–	–
Balance sheet at year end						
Property and equipment, net	**209,736**	167,888	147,404	124,020	78,030	54,280
Bank and other debt	**14,230**	6,978	25,279	24,137	15,902	14,116
Unitholders' equity	**120,622**	112,469	86,699	70,072	42,510	32,505
Unitholders' equity ($/total units)	**6.48**	6.25	4.92	4.20	2.97	2.25
Weighted average units outstanding - total (thousand)	**18,455**	17,824	17,233	15,558	14,408	14,686
Year-end total units outstanding (thousand)	**18,610**	17,992	17,637	16,666	14,315	14,420
OPERATIONS						
Total production (boe/d)	**8,222**	7,446	6,349	5,553	4,140	3,236
Oil and liquids (bbl/d)	**3,416**	3,287	2,968	2,441	1,725	1,711
Natural gas (mmcf/d)	**28.84**	24.95	20.29	18.67	14.49	9.15
Equivalent per million total units (boe/d)	**447**	418	368	357	287	224
Total proved reserves (mboe)	**19,049**	18,664	21,592	20,320	15,878	12,090
Proved oil and liquids (mbbl)	**10,954**	10,505	11,114	10,482	6,340	5,210
Proved natural gas (bcf)	**48.57**	48.96	62.87	59.03	57.23	41.28
Total proved and probable reserves (mboe)	**25,955**	24,745	23,983	22,859	18,343	13,964
Proved and probable oil and liquids (mbbl)	**14,361**	13,566	12,445	11,948	7,508	6,150
Proved and probable natural gas (bcf)	**69.56**	67.07	69.23	65.47	64.96	46.88
Equivalent per total unit – year end (boe)	**1.39**	1.38	1.36	1.37	1.28	0.97
Average selling prices (before hedges)						
WTI crude oil price ($US/bbl)	**41.40**	31.04	26.08	25.90	30.20	19.24
FOB Edmonton crude oil price ($/bbl)	**52.54**	43.14	39.94	39.18	44.33	27.35
Zargon field oil price ($/bbl)	**45.37**	36.66	34.45	31.86	40.73	25.02
NYMEX Henry Hub Price ($US/mmbtu)	**5.90**	5.49	3.35	3.94	4.31	2.27
Alberta AECO natural gas price ($/mmbtu)	**6.55**	6.70	4.18	5.43	5.60	2.92
Zargon field natural gas price ($/mcf)	**6.37**	6.33	3.81	5.19	5.20	2.52
Other Data						
Wells drilled, net	**49.5**	38.6	31.6	47.7	38.6	18.8
Undeveloped land (thousand net acres)	**376**	398	331	241	213	177
Closing trust unit price ($/unit)	**23.85**	13.50	9.00	7.20	4.45	3.00

Notes: Cash distributions to unitholders commenced subsequent to the reorganization of the Company into a Trust effective July 15, 2004.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Average daily production per million units is calculated using the weighted average number of units outstanding during the period plus the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

In this table the established reserves (proved plus 50 percent probable) for the prior years (1999-2002) are used as a comparison to 2003 and 2004 proved and probable reserves. This adjustment is necessary due to the change in reserve risk assessments required to comply with NI 51-101 reserve guidelines.

Certain comparative period numbers reflect retroactive restatement due to a change in accounting policy.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Zargon Energy Trust**

Financial Year Ending, used in calculating the participation fee: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		15,341,125	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	19.01	
Market value of class or series	=	291,634,786	
			291,634,786 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] NIL (B)

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule $25,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

APPENDIX A

Zargon Oil & Gas Ltd. is a subsidiary of Zargon Energy Trust that is exempt from paying the participation fee based on the following:

Under Section 2.2(2) of OSC Rule 13-502, a reporting issuer is exempt from paying participation fee if:

(a) the parent of the subsidiary entity is a reporting issuer;

(b) the parent has paid the participation fee required; and

(c) the net assets and gross revenue of the subsidiary entity represent more than 90 percent of the net assets and gross revenue of the parent for the previous financial year of the parent.

	Year Ending December 31, 2004		
	Net Assets (in 000's)	Gross Revenues (in 000's)	
Zargon Oil & Gas Ltd.	120,622	123,968	(A)
Zargon Energy Trust	120,622	123,968	(B)
Percentage (A/B)	100%	100%	

Management's discussion and analysis (MD&A) is a review of Zargon Energy Trust's 2004 financial results and should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow"), which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

Forward-Looking Statements: This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained in this MD&A are as of March 14, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This MD&A has been prepared as of March 14, 2005.

Plan of Arrangement

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company.

Monthly distributions of $0.14 per unit from the Trust commenced in August 2004, with a 2004 total of $10.70 million ($0.70 per unit) declared distributable to unitholders. This monthly distribution matches what was estimated at the time of the Arrangement. These distributions are a return on capital and are 100 percent taxable income to unitholders.

2004 Highlights

The combination of high crude oil prices, continued strong natural gas prices and production volume gains enabled Zargon to achieve record revenues and cash flow from operations in 2004, showing gains of 22 percent and 17 percent, respectively, over the prior year. The annual revenue gain came from a combination of factors, including a 24 percent increase in oil and liquids prices, a four percent increase in oil and liquids production and a 16 percent gain in natural gas production. The percentage increase in cash flow from operations was not as high as the increase in revenues due to increased royalties and operating costs. Net earnings for the year were $20.63 million, a 15 percent reduction from 2003. Earnings for 2003 were enhanced significantly by the mid-year announcement of future federal tax rate reductions that produced a large one-time reduction in future tax provisions. Earnings for 2004 were impacted by a significant one-time charge of $2.17 million related to the accelerated vesting of stock options as a result of the July 15, 2004 Arrangement and also an increase in depletion and depreciation of $7.75 million related to increased production volumes and upward pressure on finding and development costs in the industry. Also, a charge of $1.87 million for non-controlling interest related to the exchangeable shares was incurred due to the adoption of the CICA Emerging Issues Committee accounting standard EIC-151, "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

Net capital expenditures for 2004 totalled $56.27 million with $44.46 million allocated to field-related activities. The 2004 capital program showed a 41 percent increase in overall net expenditures and a 19 percent increase in field-related expenditures. Net property acquisitions increased by $9.20 million, primarily due to the acquisition of a portfolio of oil properties in Weyburn and Elswick, Saskatchewan of the Williston Basin. This acquisition occurred on July 26, 2004 and added approximately 250 barrels per day of oil production. For the year ended December 31, 2004, Zargon spent $3.84 million to maintain an undeveloped land base of 376,000 net acres (2003 – 398,000 net acres); shot or acquired seismic at a cost of $5.26 million; drilled, equipped and tied-in wells for $35.36 million and made net property acquisitions of $11.81 million. Also, costs incurred to reorganize into a trust were $9.44 million (of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement) and distributions to unitholders totalled $10.70 million during the year. All of these activities were funded by the high cash flows received throughout the year plus an increase in debt net of working capital of $10.27 million.


PETROLEUM AND
NATURAL GAS REVENUE
($ million)
24.05
53.31
63.80
65.54
101.66
123.97
99
00
01
02
03
04

FINANCIAL HIGHLIGHTS

($ million, except per unit amounts)	2004	2003	2002
Petroleum and natural gas revenue	**123.97**	101.66	65.54
Cash flow from operations	**63.75**	54.35	32.12
Per unit – diluted	**3.40**	2.96	1.81
Net earnings [1]	**20.63**	24.36	10.70
Per unit – diluted [1]	**1.20**	1.33	0.60
Total assets [1]	**226.96**	181.05	160.01
Net capital expenditures	**56.27**	39.91	35.55
Bank indebtedness	**14.23**	6.98	25.28
Cash distributions	**10.70**	–	–

1. Comparative period numbers reflect the retroactive restatements due to a change in accounting policy.

Detailed Financial Analysis

PETROLEUM AND NATURAL GAS REVENUE

Zargon derives its revenue from the production and sale of petroleum (oil, natural gas liquids) and natural gas. Petroleum and natural gas revenue, exclusive of hedges, increased 22 percent to $123.97 million in 2004 from $101.66 million in 2003 due to increased production and higher prices. Because of the gains in both oil production volumes and prices received, the allocation of production revenue in 2004 increased to 46 percent from the sale of oil and liquids and 54 percent from the sale of natural gas, compared to 43 percent from oil and liquids and 57 percent from natural gas in the preceding year. Production volumes in 2004 increased 10 percent from the prior year, made up of a natural gas production increase of 16 percent and an oil and liquids production increase of four percent. Production increases for natural gas resulted primarily from the drilling and tie-in of new wells in the West Central Alberta and the Alberta Plains core areas. Production increases in oil and liquids resulted from Williston Basin property acqusitions and field exploitation programs. The average price of oil and liquids received by Zargon rose to $45.37 per barrel in 2004, up 24 percent from 2003. The average field price of natural gas was $6.37 per thousand cubic feet in 2004, a one percent increase over $6.33 per thousand cubic feet in 2003.


OIL AND LIQUID
PRICES
($/bbl)


25.02
40.73
31.86
34.45
36.66
45.37
99 00 01 02 03 04

NATURAL GAS
PRICES
($/mcf)


2.52
5.20
5.19
3.81
6.33
6.37
99 00 01 02 03 04

PETROLEUM (OIL AND NATURAL GAS LIQUIDS) PRICING

Zargon's field oil and natural gas liquids prices are adjusted at the point of sale for transportation charges and oil quality differentials from an Edmonton light sweet crude price that varies with world commodity prices. In 2004, Zargon's average oil and liquids field price, exclusive of price hedges, rose 24 percent to $45.37 per barrel from $36.66 per barrel in 2003 and $34.45 per barrel in 2002. The field price differential for Zargon's average blended 30 degree API crude stream was $7.17 per barrel less than the 2004 Edmonton reference crude price, which compares to the 2003 differential of $6.48 per barrel and the 2002 differential of $5.49 per barrel. As the quality and weight of Zargon's crude stream have remained relatively consistent for several years, the movements in the Zargon's price differential is derived from the North American refinery supply and demand factors for light and medium crudes.

NATURAL GAS PRICING

The average field natural gas price exclusive of price hedges for 2004 remained strong at $6.37 per thousand cubic feet which is relatively unchanged from the 2003 average of $6.33 per thousand cubic feet. The average for 2003 was 66 percent above 2002, 22 percent above both 2001 and 2000 and far above all previous years.

Approximately 23 percent of Zargon's 2004 natural gas production was sold under aggregator contracts pursuant to long-term contracts with Cargill Gas Marketing Ltd. (Jarrow - 18 percent) and ProGas Limited (Hamilton Lake - five percent), compared to 35 percent in the prior year. The remainder of Zargon's natural gas production was sold by spot sale contracts and Alberta index prices were received. In 2004, Zargon continued with an ongoing trend to develop new sources of natural gas production which receives spot sale natural gas prices and is not subject to aggregator contract prices.

HEDGING ACTIVITIES

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of our oil and natural gas working interest production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Trust against extreme effects from sudden falls in prices and revenues, upward price spikes and trends tend to produce overall losses. For 2004, the total hedging loss was $4.57 million compared to a loss of $2.88 million in 2003 and a gain of $0.67 million in 2002. Of the 2004 loss, $4.01 million (equivalent to a reduction of $3.20 per barrel) is related to oil hedges and $0.56 million (equivalent to a reduction of $0.05 per thousand cubic feet) was related to gas hedges. In 2004, oil prices increased throughout the year, peaking in the month of October. Natural gas prices were volatile during the year but they did not have the same upward trend as experienced by oil prices. The Trust also entered into fixed price physical contracts which created a gain of $0.25 million (equivalent to an increase of $0.02 per thousand cubic feet) in 2004. Gains or losses on fixed price physical contracts are included in petroleum and natural gas revenue in the statement of earnings. As at December 31, 2004, the Trust had the following outstanding commodity price risk management contracts:

	Volume	Rate	Price	Range of Terms
Financial Hedges				
Oil swaps	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	146,000 bbl	400 bbl/d	$44.05 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	180,000 gj	2,000 gj/d	$6.27/gj	Jan. 1/05–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	180,000 gj	2,000 gj/d	$6.75/gj Put $9.55/gj Call	Jan. 1/05–Mar. 31/05
	180,000 gj	2,000 gj/d	$6.75/gj Put $9.80/gj Call	Jan. 1/05–Mar. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Physical Hedges				
Natural gas swaps	180,000 gj	2,000 gj/d	$8.35/gj	Jan. 1/05–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

ROYALTIES

Royalties include payments made to the Crown, freehold owners and third parties. Reported royalties also include credits received through the Alberta Royalty Tax Credit (ARTC) program, the cost of the Saskatchewan Resource Surcharge (SRC) and the cost of North Dakota state taxes. During 2004, total royalties were $28.05 million, an increase of 25 percent from $22.51 million in 2003. Royalties as a percentage of gross revenue (before hedging adjustments) were 22.6 percent in 2004 compared to 22.1 percent in 2003 and 20.6 percent in 2002. On a commodity basis, oil royalties averaged 21.5 percent (before hedging) in 2004, a small increase from the previous year's average of 20.2 percent. Natural gas royalties averaged 23.5 percent, unchanged from the prior year.

During 2004, 59 percent of the total royalties were paid to provincial and state governments, with the remainder paid to freehold owners and other third parties. Royalties payable to the Province of Alberta on qualifying properties are reduced through the ARTC program. Zargon earned the maximum $0.50 million ARTC rebate in 2004, which is the same amount received in 2003, compared to $0.32 million received in 2002. The SRC charges were $0.64 million in 2004, up from $0.53 million in the prior year and $0.52 million in 2002. North Dakota state taxes increased to $1.25 million in 2004 from $0.52 million in the prior year, primarily due to increased prices for oil, as well as increased production in the state.

PRODUCTION EXPENSES

Zargon's production expenses increased 26 percent to $21.69 million in 2004 from $17.20 million in 2003. On a unit of production basis, production expenses increased 14 percent to $7.21 per barrel of equivalent from $6.33 in 2003 ($6.75 in 2002).

Natural gas production expenses in 2004 rose 18 percent to $0.84 per thousand cubic feet from $0.71 per thousand cubic feet in 2003. The primary reasons for the increase are due to increased third-party processing costs for new gas discoveries in areas where Zargon does not own processing facilities, increased rentals for compression equipment, increased chemical and lubricant costs for field site treatment of sour gas wells and also the industry-wide trend to higher operating costs.

Oil production expenses also rose in 2004 to $10.30 per barrel, an increase of 15 percent from $8.95 per barrel in 2003. With the strong oil prices during the year, efforts were made to reactivate previously uneconomic oil production, which caused additional well servicing and workover costs. Also, chemicals, fuel and weather related road maintenance costs increased during the year.

Due to the high levels of industry activity caused by the high commodity price environment, there is increasing upward pressure on per unit operating costs. This trend is expected to continue if industry activity levels continue at the current record levels. In 2003, Zargon was able to deliver a cost improvement on a per unit of production basis over the prior year through the disposition of smaller, higher cost properties. In 2004, Zargon's costs increased substantially due in general to the effect of industry-wide higher cost trends and due in particular to the impact of the addition of new higher cost natural gas and oil production volumes. For 2005, Zargon expects the trend of increasing costs to continue as the demand for services is expected to continue at unprecedented levels.

OPERATING NETBACKS

The average oil price received after hedges in 2004 of $42.17 per barrel was 18 percent higher than the $35.79 per barrel received in 2003, while the average natural gas price received after hedges in 2004 of $6.32 per thousand cubic feet was three percent above the $6.13 per thousand cubic feet received in 2002. Operating netbacks increased commensurately. Oil and natural gas liquids netbacks rose 14 percent to $22.10 per barrel from $19.42 per barrel in 2003. Natural gas netbacks increased one percent to $3.98 per thousand cubic feet from $3.93 per thousand cubic feet in 2003. On a barrel of oil equivalent basis, 2004 operating netbacks rose seven percent to $23.15 from $21.73 in 2003.

OPERATING NETBACKS

	2004		2003	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**45.37**	**6.37**	36.66	6.33
Hedging	**(3.20)**	**(0.05)**	(0.87)	(0.20)
Royalties	**(9.77)**	**(1.50)**	(7.42)	(1.49)
Production costs	**(10.30)**	**(0.84)**	(8.95)	(0.71)
Operating netbacks	**22.10**	**3.98**	19.42	3.93

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative costs increased 22 percent in 2004 to $7.23 million from $5.94 million in 2003. On a unit of production basis, net general and administrative costs increased 12 percent to $1.45 per barrel of equivalent, compared to $1.30 per barrel in 2003 and $1.49 per barrel in 2002. In 2004, the increased general and administrative costs on a per unit of production basis were due to increased staff costs, performance-based compensation costs, increased regulatory reporting requirements and the additional legal and other outside advisory costs of operating as a trust. In the prior year, the improvement in per barrel of equivalent costs was due to an increase in production volumes and an increase in capital program overhead recoveries. Going forward in a sustainable trust model, Zargon will attempt to maintain its general and administrative costs on a per unit of production basis at current levels.

GENERAL AND ADMINISTRATIVE EXPENSES

($ million, except as noted)	2004	2003	2002
Gross general and administrative expense	**7.23**	5.94	5.06
Overhead recoveries	**(2.87)**	(2.40)	(1.61)
Net general and administrative expense	**4.36**	3.54	3.45
Net expense after recoveries ($/boe)	**1.45**	1.30	1.49
Number of office employees at year-end	**35**	34	30

INTEREST EXPENSE

Zargon's borrowings are through its bank line of credit. Interest charges were $0.44 million compared to $0.77 million in 2003. A reduction in the average debt level is the primary reason for the reduction in interest charges. Zargon's effective interest rate was 4.9 percent on an average bank debt of $8.88 million in 2004, compared to 4.5 percent on an average bank debt of $17.19 million in 2003 and 4.1 percent on an average bank debt of $26.72 million in 2002. At year-end 2004, Zargon's bank debt, net of working capital, totalled $23.37 million, up 78 percent from $13.09 million at December 31, 2003.

CAPITAL AND CURRENT INCOME TAXES

During 2004, Zargon incurred $1.11 million of current income taxes compared to $0.41 million in 2003. The increase is primarily due to current taxes incurred in the United States of $0.61 million. If high oil prices continue, there may be similar United States current income taxes payable annually, that will be somewhat modified by Zargon's United States capital program activity levels. The remaining amounts of current income taxes relate to federal and provincial capital taxes, which were $0.50 million in 2004 compared to $0.41 million in 2003. Tax pools as at December 31, 2004 were approximately $79 million. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax. For Canadian income tax purposes, distributions are currently estimated to be 100 percent taxable income to unitholders.

TRUST NETBACKS

Historically high oil prices and the continued strength of natural gas prices in 2004 resulted in higher revenue netbacks and operating netbacks. On a barrel of equivalent basis, revenue of $41.20 in 2004 was 10 percent higher than the prior year and operating netbacks as well as cash flow netbacks increased seven percent and six percent over the prior year to $23.15 and $21.18 per barrel of equivalent, respectively.

CASH FLOW FROM OPERATIONS ($ million)



10.64
27.50
32.67
32.12
54.35
63.75
99
00
01
02
03
04



CASH FLOW NETBACKS ($/boe)



9.01
18.15
16.12
13.86
20.00
21.18
99
00
01
02
03
04

TRUST NETBACKS

($/boe)	**2004**	2003	2002
Petroleum and natural gas revenue	**41.20**	37.40	28.28
Hedging	**(1.52)**	(1.06)	0.29
Royalties	**(9.32)**	(8.28)	(5.83)
Production costs	**(7.21)**	(6.33)	(6.75)
Operating netbacks	**23.15**	21.73	15.99
General and administrative	**(1.45)**	(1.30)	(1.49)
Interest	**(0.15)**	(0.28)	(0.47)
Capital and current income taxes	**(0.37)**	(0.15)	(0.17)
Cash flow netbacks	**21.18**	20.00	13.86
Depletion and depreciation [1]	**(9.11)**	(7.23)	(6.07)
Accretion of asset retirement obligations [1]	**(0.36)**	(0.43)	(0.31)
Unit-based compensation	**(1.22)**	(0.10)	–
Unrealized foreign exchange	**0.19**	0.11	(0.03)
Future income taxes [1]	**(3.20)**	(3.38)	(2.83)
Earnings before non-controlling interest [1]	**7.48**	8.97	4.62
Non-controlling interest	**(0.62)**	–	–
Net earnings [1]	**6.86**	8.97	4.62

1. Comparative period numbers reflect the retroactive restatements due to a change in accounting policy.

CASH FLOW FROM OPERATIONS (see note at the beginning of the MD&A)

In 2004, a 10 percent gain in production volumes, in addition to increases of 24 percent in oil and natural gas liquids prices and one percent in natural gas prices, produced a 17 percent gain in cash flow from operations to $63.75 million, compared to $54.35 million in 2003 and $32.12 million in 2002. The corresponding cash flow per diluted unit was $3.40 in 2004, a 15 percent gain from $2.96 per diluted share in 2003 and compares to $1.81 in 2002. The diluted per unit statistics reflected a two percent increase in the weighted average outstanding units to 18.72 million in 2004 and a three percent increase in the weighted average number of outstanding shares to 18.37 million in 2003 from 17.79 million in 2002.

DEPLETION AND DEPRECIATION

In 2004, Zargon's depletion and depreciation provision increased 39 percent to $27.41 million, compared to $19.66 million in 2003 and $14.06 million in 2002. The higher charges reflect an increase of 10 percent in production volumes and a 26 percent increase in the charge on a per barrel of oil equivalent basis. This large increase in the per barrel of oil equivalent depletion and depreciation expense is primarily due to a December 31, 2003 year-over-year 14 percent reduction in the Trust's proved reserves as calculated under the new policies of National Instrument 51-101.

Depletion and depreciation charges calculated on a unit of production method are based on total proved reserves with a conversion of six thousand cubic feet of natural gas being equivalent to one barrel of oil. The 2004 depletion calculation includes $6.41 million of future capital expenditures to develop the Trust's reserves, but excludes $14.68 million of unproven properties relating to undeveloped land.

Zargon's depletion and depreciation, on a barrel of equivalent basis, increased 26 percent in 2004 to $9.11 from $7.23 in 2003 and $6.07 in 2002. Depletion and depreciation rates will be subject to continuing upward pressure as industry finding and development costs increase to reflect the new economics of the recent trends to substantially higher commodity prices.

ACCRETION OF ASSET RETIREMENT OBLIGATIONS

In 2003, the CICA approved section 3110 (Asset Retirement Obligations) effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon retroactively adopted this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the year ended December 31, 2004, the non-cash accretion expense is $1.08 million compared to $1.17 million in 2003 and $0.72 million in 2002. The significant assumptions used in this calculation are a credit adjusted risk-free rate of 8.5 percent, an inflation rate of two percent and the payments to settle the retirement obligations will be made over the next 30 years with the majority of the costs being incurred after 2012. The estimated net present value of the total asset retirement obligation is estimated to be $14.39 million as at December 31, 2004, based on a total future liability of $59.12 million.


CASH FLOW
PER UNIT
($/unit – diluted)
0.70
1.86
2.03
1.81
2.96
3.40
99
00
01
02
03
04

UNIT-BASED COMPENSATION

Unit-based compensation was $3.68 million in 2004 or $3.42 million higher than compared to $0.26 million in 2003. Of this amount, $2.17 million is related to a one-time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan, which is calculated using the intrinsic value method which is based on the amount that the market price of the trust unit right exceeds the grant price for the rights issued. Prior to the effective date of the Plan of Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model. These non-cash expenses will be recurring charges in future years if Zargon continues to grant employee and director trust unit rights.

The trust unit rights incentive plan allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust, and the plan allows for the holder of rights to either exercise the right based on the original grant price or on the original grant price reduced by a portion of the future distributions. Unit right grant prices approximate the market price for the trust units on the date the unit rights are issued. Trust unit rights granted under the plan vest over a three-year period and expire five years from the grant date.

FUTURE INCOME TAXES

Zargon's 2004 future tax expense increased five percent to $9.64 million from $9.19 million in 2003. The effective future tax rate in 2004 was 29.0 percent compared to 27.1 percent in 2003 and 37.2 percent in 2002. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust, and consequently it is anticipated that Zargon's effective 2005 future tax rate will continue to decline in the Trust's first full year of operations. Comparisons with the 2003 period are distorted by the significant one-time federal tax rate adjustment that was booked to future taxes in 2003. In 2003, Royal Assent was received, thereby legislating certain federal reductions in corporate tax rates over a five-year period commencing in 2003. The rate changes incorporate a reduction in federal tax rates. The future tax impact related to reorganization costs of $0.49 million was charged to accumulated earnings.


NET EARNINGS
($ million)


4.24
11.25
13.22
10.70
24.36
20.63
99
00
01
02
03
04

NET EARNINGS

Zargon's 2004 net earnings were $20.63 million, a 15 percent reduction from $24.36 million in 2003. The 2002 net earnings were $10.70 million. The very strong 2003 increase was due primarily to the 69 percent increase in cash flow from operations and secondarily to the downward adjustment made in the 2003 future tax provision, which effectively added about $4.31 million to net earnings. On a per diluted unit basis, 2004 net earnings were $1.20 compared to $1.33 in 2003 and $0.60 in 2002.

On a barrel of equivalent, the 2004 net earnings were $6.86 compared to $8.97 in 2003 and $4.62 in 2002. In 2004, net earnings were 32 percent of cash flow. Reflecting primarily the adjustment in future tax calculations, the 2003 net earnings represented 45 percent of cash flow compared to 33 percent of cash flow in 2002.


NET EARNINGS
NETBACKS
($/boe)


3.59
7.42
6.52
4.62
8.97
6.86
99
00
01
02
03
04

CAPITAL EXPENDITURES

Net capital expenditures in 2004 of $56.27 million increased 41 percent over $39.91 million in 2003. This increase was due to a very active drilling program of 60 gross (49.5 net) wells for the year and the net $11.81 million purchase of producing Saskatchewan oil properties in the Williston Basin core area. Drilling and completion expenditures were up 56 percent to $26.94 million. Of the total 2004 net capital expenditures, $22.12 million was expended on West Central Alberta, $14.57 million on Alberta Plains and $19.58 million on Williston Basin properties.

CAPITAL EXPENDITURES

($ million)	**2004**	2003	2002
Undeveloped land	**3.84**	6.98	4.46
Geological and geophysical (seismic)	**5.26**	5.69	2.47
Drilling and completion of wells	**26.94**	17.30	12.49
Well equipment and facilities	**8.42**	7.33	4.48
Exploration and development	**44.46**	37.30	23.90
Property acquisitions	**12.09**	7.83	7.39
Property dispositions	**(0.28)**	(5.22)	(3.13)
Net property acquisitions	**11.81**	2.61	4.26
Corporate acquisitions assigned to property and equipment	**–**	–	7.39
Total net capital expenditures	**56.27**	39.91	35.55


NET CAPITAL
EXPENDITURES
($ million)


16.95
30.51
55.18
35.55
39.91
56.27
99
00
01
02
03
04

Liquidity and Capital Resources

Zargon relies on three sources of funding:

- Internally generated cash flow provides the basic level of funding for the Trust's annual capital expenditures program and for distributions to unitholders.
- Debt may be utilized for acquisitions or to expand capital programs when it is deemed appropriate. The Trust has a $50 million revolving demand credit facility. As at December 31, 2004, $35.77 million or 72 percent of this line is unutilized. The Trust has followed and intends to maintain a conservative debt policy.
- New equity, if available and if on favourable terms, can be utilized for acquisitions or to expand capital programs.

In 2004, cash flow from operations of $63.75 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the cash distributions to unitholders.

CAPITAL SOURCES

($million)	2004	2003	2002
Cash flow from operations	**63.75**	54.35	32.12
Changes in working capital and other	**2.54**	2.66	(3.58)
Change in bank indebtedness	**7.25**	(18.30)	1.14
Reorganization costs	**(9.44)**	–	–
Cash distributions	**(10.70)**	–	–
Issuance of common shares	**2.87**	1.20	5.87
Total capital sources	**56.27**	39.91	35.55


UNITHOLDERS'
EQUITY
($/unit)


2.25
2.97
4.20
4.92
6.25
6.48
99
00
01
02
03
04

CASH FLOW FROM OPERATIONS

It is anticipated that Zargon's 2005 capital budget and cash distributions to unitholders will be financed through the Trust's cash flow from operations. Cash flow is partially influenced by factors that the Trust cannot control, such as commodity prices, the US/Canadian dollar exchange rates and interest rates. Zargon's 2005 estimated sensitivity to moderate fluctuations in these key business parameters is shown in the accompanying table.

CASH FLOW SENSITIVITY SUMMARY

	Change in 2005 Cash Flow ($ million)	($/unit)
Change of $1.00 US/bbl in the price of WTI oil	1.00	0.05
Change in oil production of 100 bbl/d	0.64	0.03
Change of $0.10 US/mcf in the price of NYMEX natural gas	0.89	0.04
Change in natural gas production of one mmcf/d	1.41	0.07
Change in $0.01 in the $US/$Cdn exchange rate	1.14	0.06


NET EARNINGS
PER UNIT
($/unit – diluted)


0.29
0.76
0.82
0.60
1.33
1.20
99
00
01
02
03
04

BANK INDEBTEDNESS

At December 31, 2004, bank debt was $14.23 million, an increase of 104 percent from the prior year-end amount of $6.98 million. In accordance with Canadian GAAP, the revolving demand bank debt is treated as a current liability.

Zargon's combined debt and working capital deficiency of $23.37 million at December 31, 2004 was equivalent to 37 percent of the 2004 cash flow from operations of $63.75 million. At December 31, 2003 the combined debt and working capital deficiency was $13.09 million, equivalent to 24 percent of 2003 cash flow from operations.

EQUITY

At March 14, 2005, Zargon had 15.665 million trust units and 2.913 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.03726, there would be 18.687 million total trust units outstanding at this date. Pursuant to the new trust unit rights incentive plan, there are currently an additional 0.537 million trust unit rights issued and outstanding.

During 2004, 17.75 million Zargon trust units and common shares traded on The Toronto Stock Exchange with a high of $24.90 per unit, a low of $13.00 per share and a unit closing price of $23.85 per unit. The 2004 trading statistics show a 272 percent year-over-year increase in trading volume, and a 77 percent increase in the closing stock price. Zargon's market capitalization (including the market value of exchangeable shares) at year-end 2004 was approximately $444 million, compared to approximately $243 million at the end of 2003.

SEGMENTED GEOGRAPHIC INFORMATION

In calendar 2004 and 2003, approximately 88 percent of Zargon's combined petroleum and natural gas revenue came from Western Canada (Alberta, Saskatchewan and Manitoba) properties, with the remaining 12 percent of revenues generated in the United States (North Dakota and Montana).

Off Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements, except for letters of credit which have been issued in the normal course of business of approximately $0.46 million as at December 31, 2004.

Related Party Transactions

During the year, the Trust paid $0.15 million for consulting fees to a company owned by the Chairman of the Board, $0.05 million for vehicle leasing costs to a company associated with a member of the Board of Directors and $0.53 million for legal fees to a law firm associated with a member of the Board of Directors. All amounts were based on normal commercial terms and conditions.

Contractual Obligations

Zargon has certain contractual obligations relating to the lease of head office space, field operating leases and transportation contracts that extend for longer than one year as set out in the table below.

($ million)	Total	2005	2006 to 2007	2008 to 2009	Therafter
Head office lease and other	1.64	0.64	0.97	0.03	–
Field operating leases	0.75	0.75	–	–	–
Transportation contracts	0.73	0.49	0.17	0.07	–
	3.12	1.88	1.14	0.10	–

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make judgments and estimates that affect the financial results of the Trust. Zargon's management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. The critical estimates are discussed below:

PETROLEUM AND NATURAL GAS RESERVES

All of Zargon's petroleum and natural gas reserves are evaluated and reported on by independent petroleum engineering consultants in accordance with Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101"). The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, commodity prices and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Trust expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels, and changes in costs and commodity prices.

FULL COST ACCOUNTING

Zargon follows the full cost method of accounting for petroleum and natural gas operations as outlined in Canadian Institute of Chartered Accountants ("CICA") accounting guideline "Oil and Gas Accounting – Full Cost" (AcG-16). Under this accounting method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Capitalized costs, as well as the estimated future expenditures to develop proved reserves, are depleted using the unit-of-production method based on estimated proved oil and natural gas reserves.

In applying the full cost method, Zargon calculates a ceiling test on a quarterly basis to ensure that the net carrying value of petroleum and natural gas assets do not exceed the estimated undiscounted future net cash flows from production of proved reserves. Accordingly, the Trust must base this calculation of future net cash flows on estimated forecasted sales prices, costs and regulations in effect at the period end. AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, Zargon adopted CICA Section 3110, "Asset Retirement Obligations", which requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. Under this policy, the Trust is required to provide for future removal and site restoration costs. The Trust must estimate these costs in accordance with existing laws, contracts or other policies and must also estimate a credit adjusted risk-free rate and inflation rate in this calculation. These estimated costs are charged to earnings and the appropriate liability account over the expected life of the asset. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings when management is able to determine the amount and the likelihood of the future obligation.

INCOME TAX ACCOUNTING

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Recent Canadian Accounting Pronouncements

During 2004, the following new or amended standards and guidelines were issued:

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of Unitholders' Equity.

In accordance with the transitional provisions of EIC-151, the Trust has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $9.53 million on the Trust's consolidated balance sheet as at December 31, 2004. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $1.87 million in 2004. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2004 resulted in an increase in property and equipment of $11.28 million, an increase of unitholders' equity by $0.62 million, and an increase in future income tax liability of $3.00 million. Cash flow was not impacted by this change.

HEDGE ACCOUNTING

The CICA issued Accounting Guideline 13 ("AcG-13") "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC-128, "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, be recorded in the consolidated balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Since the Trust has designated its derivative instruments as hedges, the implementation of this accounting policy did not have any impact on the consolidated financial statements of the Trust.

PETROLEUM AND NATURAL GAS ASSETS – FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16") is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at December 31, 2004.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, Zargon adopted CICA Section 3110, "Asset Retirement Obligations," which requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at estimated fair value, which is the discounted future value of the estimated liability. The fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

Business Risks And Outlook

BUSINESS RISKS

Zargon's external business risks arise from the uncertainty of oil and natural gas pricing, the uncertainty of interest and exchange rates, environmental and safety issues, and financial and liquidity considerations. Additional risk arises from the production performance of existing properties (including natural decline), the changes in tax, royalty and other regulatory standards and uncertain results from capital expenditure programs.

Oil and natural gas prices may fluctuate widely in response to many factors such as global and North American supply and demand, economic conditions, weather conditions, political stability, the supply and price of imported oil and liquefied natural gas, production and storage levels of North American natural gas, and government regulations. Zargon attempts to minimize pricing and currency exchange uncertainty with a risk management program that encompasses a variety of financial instruments. These include forward sales of oil and natural gas production (either through financial derivative transactions such as swaps or by physical contracts), put options on both oil and natural gas, costless collars (in which some potential high price gain is given up in return for potential low price support) and US dollar currency hedges in different forms for up to 35 percent of its oil and natural gas production volumes. In general, the Trust seeks to use strategies that allow minimum price expectations to be met in order that distributions and capital programs can be funded. This strategy is designed mainly to protect the Trust against periods of unusually low commodity prices and by its nature is likely to produce significant hedging losses when prices are unusually high.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and employee safety procedures.

The Trust is subject to a broad range of laws and regulatory requirements. Changes in government regulations, including reporting requirements, income tax laws, operating practices, environmental protection requirements and royalty rates can have a significant impact on Zargon. Although Zargon has no control over these regulatory risks, the Trust actively monitors changes, participates in industry organizations and, when required, engages the assistance of third-party experts to assess the impact of such changes in the Trust's financial and operating results.

Financial and liquidity risks are reduced by limiting debt financing to conservative self-imposed debt to cash flow guidelines. Zargon maintains a low cash distribution to cash flow from operations ratio to ensure adequate funding is available for capital programs to sustain per unit production and reserves. Access to capital markets, if required for additional financing by either debt or equity issuances, is dependent upon maintaining strong performance and relationships with investors. A substantial portion of the Trust's accounts receivable are with companies in the oil and gas industry and are subject to normal industry credit risks. Management regularly monitors the ageing of receivable balances to mitigate this risk. With respect to financial instruments utilized for hedging purposes, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

Zargon actively manages the risks of its capital programs and reserves by concentrating drilling and subsequent development activities in areas where it has demonstrated proven technical capabilities and understanding. Zargon's capital budget is managed to limit exposure so that significant capital is not risked on any one project or concept.

CORPORATE OUTLOOK

As a sustainable trust Zargon is committed to maintaining reserves, production and distributions per unit in the context of distributing approximately 50 percent of its cash flows to unitholders. For calendar 2005, Zargon has budgeted $40 million of capital expenditures allocated to natural gas exploration and oil exploitation. This amount does not include any allocation for opportunistic corporate or property acquisitions which, if available, would be funded by bank debt or equity issues.

SELECTED QUARTERLY INFORMATION [1]

($ million, except per unit amounts)	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Petroleum and natural gas revenue	**32.90**	**32.41**	**30.96**	**27.70**	24.51	23.76	24.20	29.19
Cash flow from operations	**15.36**	**16.13**	**16.53**	**15.73**	13.24	12.34	13.53	15.23
Per unit – diluted [1]	**0.82**	**0.87**	**0.88**	**0.84**	0.72	0.67	0.74	0.84
Net earnings [1]	**5.33**	**4.22**	**5.54**	**5.54**	4.10	4.44	9.17	6.65
Per unit – diluted [1]	**0.34**	**0.28**	**0.29**	**0.30**	0.22	0.24	0.50	0.36
Cash distributions	**6.43**	**4.27**	**–**	**–**	–	–	–	–
Cash distribution – per trust unit	**0.42**	**0.28**	**–**	**–**	–	–	–	–
Net capital expenditures	**15.25**	**23.64**	**7.61**	**9.77**	12.84	12.11	8.10	6.86
Total assets [1]	**226.96**	**215.23**	**189.80**	**186.18**	181.05	172.81	165.98	165.12
Bank indebtedness	**14.23**	**9.77**	**–**	**3.67**	6.98	8.92	11.47	20.78

1. Comparative period numbers reflect the retroactive restatements due to changes in accounting policies.

Fourth Quarter 2004 Highlights

During the fourth quarter of 2004, Zargon increased petroleum and natural gas revenues by two percent or $0.49 million to $32.90 million from the third quarter of 2004. Production for the fourth quarter of 2004 was 8,440 barrels of equivalent per day compared to 8,405 barrels of equivalent per day in the third quarter of 2004 and slightly under the guidance of 8,500 barrels of equivalent per day that was given in Zargon's third quarter report. Oil production increased six percent to 3,618 barrels per day and natural gas production decreased three percent to 28.93 million cubic feet per day compared to the prior quarter. Average prices received during the fourth quarter, before hedging, were $47.13 per barrel for oil and $6.46 per thousand cubic feet for natural gas, a five percent reduction and a six percent increase respectively, compared to the third quarter of 2004. During the quarter, Zargon's field price differential for its blended 30 degree API crude oil stream increased to $10.58 per barrel less than the Edmonton reference crude oil price. This differential compares to $6.09 per barrel for the first nine months of 2004 and is a response to reduced demand for Zargon's medium grades of crude oil during the quarter.

Cash flow from operations was $15.36 million in the fourth quarter, a decrease of five percent or $0.77 million from the prior quarter. The primary factors that caused this decrease from the prior quarter are as follows:

- Hedging losses increased by $0.13 million to $1.56 million compared to $1.43 million, a nine percent increase from the prior quarter. The primary reason for the increase in the fourth quarter was due to losses on oil hedging contracts as a result of the continuing strength of oil prices throughout the quarter.
- Royalties for the fourth quarter were $7.84 million, an increase of $0.45 million from the prior quarter. The average royalty rate for the quarter increased to 23.8 percent from 22.8 percent from the third quarter due to adjustments related to prior periods.
- Production expenses totalled $6.28 million for the quarter, a $0.51 million or nine percent increase from the third quarter of 2004. On a per barrel of oil equivalent basis, production expenses were $8.09 in the fourth quarter 2004 compared to $7.45 in the prior quarter, a nine percent increase. During the quarter, increased compression, treating and third-party processing costs were incurred for recently added natural gas production volumes. Increased costs were also incurred for well servicing and workovers related to oil production. Also, the fourth quarter included $0.26 million or $0.34 per barrel of equivalent of costs that related to prior periods.

- General and administrative expenses increased in the fourth quarter by $0.26 million over the third quarter of 2004. This is a 25 percent increase compared to the prior quarter and is primarily due to amounts for performance-based compensation for employees.
- Interest expense in the fourth quarter was $0.21 million, an increase of 109 percent or $0.10 million from the prior quarter. This increase is primarily due to the increase in the average debt level for the fourth quarter to $14.62 million compared to $9.35 million in the third quarter of 2004 and costs incurred in relation to the renewal of the Trust's credit facility in the fourth quarter.
- Capital and current income taxes decreased by $0.21 million or 40 percent from the third quarter of 2004. The decrease was due to United States current income taxes incurred in the third quarter of 2004.

Net earnings for the quarter increased $1.11 million to $5.33 million, a 26 percent increase compared to the third quarter 2004 earnings of $4.22 million. Net earnings track the cash flow from operations for the respective periods modified by non-cash charges, which included the following for the fourth quarter of 2004:

- Unit-based compensation expense decreased by $1.95 million during the fourth quarter of 2004 to $0.71 million, as the third quarter included the one-time charge of $2.17 million pertaining to the accelerated vesting of stock options related to the July 15, 2004 Arrangement.
- Depletion and depreciation expense increased by $0.76 million to $7.77 million in the fourth quarter. The additional expense resulted from the use of an updated depletion and depreciation rate of $10.00 per barrel of equivalent, compared to the prior quarter's $9.06 per barrel of equivalent charge. The increased per unit charges are calculated on the basis of the recently completed 2004 year-end reserve appraisal prepared by independent engineers that reflects Zargon's and the ongoing industry's trend to higher finding and development costs, which are commensurate with the new economics of this current era of substantially higher commodity prices.
- Future income tax expense was $0.57 million during the quarter, a reduction of $0.81 million from the third quarter of 2004. As cash distributions are made from the Trust, the effective future tax rate is lowered. During the third quarter of 2004, only two months of distributions totalling $4.27 million were made, compared to three months of distributions made in the fourth quarter of 2004 totalling $6.43 million. This increase in the amount of distributions resulted in the lower amount of future taxes in the fourth quarter of 2004.
- Non-controlling interest related to exchangeable shares increased to $1.01 million in the fourth quarter, from $0.86 million in the third quarter (on a restated basis). The increase was due to an increase in net earnings before non-controlling interest in the fourth quarter.

Net capital expenditures were $15.25 million during the fourth quarter of 2004, a 35 percent reduction from the prior quarter amount of $23.64 million. If the third quarter's $10 million Southeast Saskatchewan oil property acquisition is excluded, the fourth quarter capital program showed a 12 percent increase over the third quarter levels. During the fourth quarter of 2004, 16.1 net wells were drilled, compared to 15.2 net wells in the third quarter of 2004.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's Renewal Annual Information Form for December 31, 2004, is available on the Trust's SEDAR profile at www.sedar.com.


ZARGON
OIL & GAS LTD.



Form 52-109FT1
Certification of Annual Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Companies' Annual and Interim Filings*) of Zargon Energy Trust (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings.

Date: March 15, 2005

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer


ZARGON
OIL & GAS LTD.

Form 52-109FT1
Certification of Annual Filings During Transition Period

I, Brent C. Heagy, Vice President, Finance and Chief Financial Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Companies' Annual and Interim Filings*) of Zargon Energy Trust (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings.

Date: March 15, 2005

"B.C. Heagy"

B.C. Heagy
Vice President, Finance and Chief Financial Officer

FOR IMMEDIATE RELEASE: March 16, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS MARCH 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of March in the amount of Cdn. $0.14 per trust unit will be paid on April 15, 2005 to unitholders of record on March 31, 2005. The ex-distribution date is March 29, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.665 million trust units (ZAR.UN) and 2.913 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the March 15, 2005 revised exchange ratio there would be a total of 18.703 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 15, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES 2004 FOURTH QUARTER AND FULL YEAR RESULTS

Zargon Energy Trust ("Zargon" or the "Trust") today announced record operating and financial results for the fourth quarter and the year ended December 31, 2004. This was a year of transformation as Zargon Energy Trust was initiated on July 15, 2004 with the acquisition of all of the operational, financial and intellectual assets of its predecessor junior exploration and production company, Zargon Oil & Gas Ltd. Going forward, the Trust is proceeding in a tax-efficient format with the successful value-focused business model that Zargon Oil & Gas Ltd. had followed for twelve years.

The reorganization of Zargon Oil & Gas Ltd. into Zargon Energy Trust has been accounted for using the continuity of interest method. Accordingly, all financial and operating information has been reported as if Zargon Energy Trust had always carried on the business of Zargon Oil & Gas Ltd.

Highlights from the fourth quarter and year ended December 31, 2004

- Zargon reported record results for the fourth quarter and the year with commodity prices holding at historically high prices throughout. Fourth quarter 2004 revenue of $32.90 million and cash flow from operations of $15.36 million ($0.82 per diluted unit) were 34 percent and 16 percent respectively higher than the prior year fourth quarter. Revenue for the full year was $123.97 million and cash flow from operations was $63.75 million, both far above any preceding year.

- Financial gains were enhanced by production growth with year-over-year increases of 16 percent for natural gas to 28.84 million cubic feet per day and four percent for oil and natural gas liquids to 3,416 barrels per day. Fourth quarter production of 28.93 million cubic feet per day of natural gas and 3,618 barrels per day of oil and natural gas liquids provided Zargon record production volumes of 8,440 barrels of equivalent per day.

- On a quarterly perspective, revenue and cash flow from operations in the fourth quarter were little changed from the preceding quarter. Compared to the third quarter of 2004, increases in production costs, hedge losses and oil price differentials were largely offset by small production increases and modestly higher gas prices.

- Net capital expenditures in 2004 were $56.27 million with $11.81 million of net property acquisitions, primarily related to the purchase of producing oil property interests in the Weyburn area of Southeast Saskatchewan, and $44.46 million for exploration and development. For the year, Zargon drilled a record 49.5 net wells with an 85 percent success ratio, yielding 35.4 net gas wells, 5.7 net oil wells, 7.6 net dry holes and 0.8 service wells. Net capital expenditures were $15.25 million in the fourth quarter and were mostly allocated to an active 16.1 net well Alberta natural gas exploration drilling program that resulted 10.2 net gas wells, 1.4 net oil wells, 3.7 net dry holes and 0.8 net service wells.

- The 2004 capital program replaced 140 percent of Zargon's 2004 production volumes. Year-end proved plus probable reserves increased five percent to 25.95 million barrels of oil equivalent. Including future development costs, Zargon's 2004 finding, development and

acquisition costs were $13.72 per barrel of equivalent. The three-year average proved plus probable finding, development and acquisition costs were $11.89 per barrel of equivalent.

- Cash distributions of $0.14 per trust unit were paid for each of the five months August to December inclusive for an aggregate of $10.70 million. Fourth quarter distributions totalled $0.42 per trust unit which represented 51 percent of the quarter's $0.82 per diluted unit cash flow. Including the effect of the exchangeable shares, which do not receive distributions, fourth quarter cash distributions totalled $6.43 million or 42 percent of the quarter's $15.36 million cash flow.

- Year-end net debt of $23.37 million is less than 0.4 times annualized fourth quarter cash flow.

- On a per unit basis, Zargon's production increased seven percent in 2004 to 447 barrels of equivalent per million total trust units. For the year, Zargon's proved and probable reserves increased one percent to 1.39 barrels of equivalent per total trust unit.

	Three Months Ended December 31,			Year Ended December 31,		
	2004	2003	Percent Change	**2004**	2003	Percent Change
	(unaudited)	(unaudited)				
FINANCIAL HIGHLIGHTS						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**32.9**	24.5	34	**124.0**	101.7	22
Cash flow from operations	**15.4**	13.2	16	**63.7**	54.3	17
Cash distributions	**6.4**	-	-	**10.7**	-	-
Net earnings	**5.3**	4.1	30	**20.6**	24.4	(15)
Net capital expenditures	**15.3**	12.8	19	**56.3**	39.9	41
Per Trust Unit, Diluted						
Cash flow from operations	**0.82**	0.72	14	**3.40**	2.96	15
Net earnings	**0.34**	0.22	55	**1.20**	1.33	(10)
Cash Distribution ($/trust unit)	**0.42**	-	-	**0.70**	-	-
Balance Sheet at Period End ($ million)						
Property and equipment, net				**209.7**	167.9	25
Bank indebtedness				**14.2**	7.0	103
Unitholders' equity				**120.6**	112.5	7
Total Units Outstanding at Period End (million)				**18.61**	17.99	3

	Three Months Ended December 31,			Year Ended December 31,		
	2004	2003	Percent Change	**2004**	2003	Percent Change
	(unaudited)	(unaudited)				
OPERATIONAL HIGHLIGHTS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,618**	3,340	8	**3,416**	3,287	4
Natural gas (mmcf/d)	**28.93**	28.08	3	**28.84**	24.95	16
Equivalent (boe/d)	**8,440**	8,020	5	**8,222**	7,446	10
Equivalent per million total units (boe/d)	**454**	448	1	**447**	418	7
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**47.13**	32.91	43	**45.37**	36.66	24
Natural gas ($/mcf)	**6.46**	5.57	16	**6.37**	6.33	1
Wells Drilled, Net	**16.1**	16.1	-	**49.5**	38.6	28
Undeveloped Land at Period End (thousand net acres)				**376**	398	(6)

Notes:

(1) Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

(2) Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

(3) The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million total trust units is calculated using the weighted average number of trust units outstanding during the period, plus the weighted average number of exchangeable shares outstanding during the period converted at the exchange ratio at the end of the period.

GUIDANCE*

In a November 2004 press release reporting third quarter results, the Trust forecast that fourth quarter 2004 production would average 8,500 barrels of equivalent per day, comprised of 30 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids. Actual production for the fourth quarter was very close at 8,440 barrels of equivalent per day although the mix was a little lighter on natural gas at 28.93 million cubic feet per day and a little stronger on oil and liquids at 3,618 barrels per day. The Trust currently anticipates that first half 2005 production will be consistent with the 2004 fourth quarter rates with natural gas volumes of about 29.25 million cubic feet per day and oil and natural gas liquids production of 3,625 barrels per day.

Zargon's 2005 exploration and development capital budget has been set at $40 million. This budget projects the drilling of 45 net wells and is allocated $15 million to each of the Alberta Plains and Williston Basin core areas with the remaining $10 million allocated to West Central Alberta. The majority of this capital program will occur in the second half of the year, as an early spring break-up and a scarcity of field services has set back our drilling program schedules. Based on the current consensus for commodity pricing, these expenditures will be mostly funded from cash flow from operations after the distribution of 50 percent of the cash flows attributed to unitholders. With our

very low debt to cash flow ratio, Zargon can make value-added acquisitions when and if they become available using funds from increased bank debt and/or new equity issues.

* Please see comments on "*Forward Looking Statements*" on the last page of this report.

RESERVES

Formal disclosure of oil and natural gas reserves as required by National Instrument 51-101 Standards of Disclosure ("NI 51-101") will be included in the Trust's Renewal Annual Information Form for the year ended December 31, 2004 that will be filed on SEDAR.

Since 1993, the independent engineering firm of McDaniel & Associates Consultants Ltd. ("McDaniel") has evaluated 100 percent of Zargon's reserves. Commencing with the 2003 year-end report, Zargon's reserve estimates have been calculated in accordance with NI 51-101. Under NI 51-101, proved reserve estimates are defined as having a 90 percent probability that actual reserves recovered over time will equal or exceed proved reserve estimates. Probable reserves are defined under NI 51-101 so that there are èqual (50 percent) probabilities that the actual reserves to be recovered will be less than, or greater than, the proved and probable reserves estimate.

In a report dated March 3, 2005, McDaniel assigned the following reserve estimates based on forecast prices and costs as of December 31, 2004:

Trust Reserves [(1)]

At December 31, 2004	Oil and Liquids	Natural Gas	Equivalents [(2)]
	(mmbbl)	(bcf)	(mmboe)
Proved producing	10.76	37.32	16.98
Proved non-producing	0.08	10.80	1.88
Proved undeveloped	0.11	0.45	0.19
Total proved	**10.95**	**48.57**	**19.05**
Probable additional	3.41	20.99	6.90
Total proved and probable	**14.36**	**69.56**	**25.95**

(1) *Trust working interest reserves before royalties, boe (6:1).*
(2) *Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

In this report, proved producing reserves represented 89 percent of Zargon's total proved reserves while total proved reserves accounted for 73 percent of proved plus probable reserves. These percentages are similar to the respective 90 and 76 percentages reported in the 2003 year-end report. Zargon's proved non-producing reserves are comprised primarily of natural gas reserves from recently drilled wells at the West Central Alberta areas of Pembina, Greater Highvale and the Peace River Arch properties and behind pipe natural gas reserves at the Alberta Plains Jarrow and Hamilton Lake properties. Proved undeveloped reserves represent only one percent of the total proved reserves. McDaniel forecasts $6.41 million of net future (forecast prices) capital costs to deliver the total proved reserve estimate. Zargon's probable reserves generally reflect incremental waterflood recoveries on producing oil properties and improved gas recoveries for currently producing natural

gas wells. McDaniel forecasts $8.37 million of net future (forecast prices) capital costs to deliver the total proved and probable reserve estimate.

Based on 2004 year-end reserves and Zargon's 2004 fourth quarter production rates of 3,618 barrels of oil per day and 28.93 million cubic feet of natural gas per day, Zargon's proved reserve life index is 8.3 years for oil, 4.6 years for natural gas and 6.2 years on an equivalent basis. The corresponding proved and probable oil, natural gas and equivalent reserve life indices are 10.9, 6.6 and 8.4 years, respectively. The relatively high oil reserve life reflects Zargon's portfolio of long-life shallow-decline Williston Basin waterflood projects.

RESERVE RECONCILIATION

A reconciliation of the 2004 year-end reserve assignments with the reserves reported in the 2003 year-end report is presented below.

Reserve Reconciliation

	Oil and Liquids (mmbbl)			Natural Gas (bcf)			Equivalents (mmboe)		
	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.
December 31, 2003[(1)]	10.50	3.06	13.56	48.95	18.12	67.07	18.66	6.08	24.74
Discoveries & extensions	0.36	0.24	0.60	8.96	5.33	14.29	1.85	1.12	2.97
Revisions	0.57	(0.12)	0.45	1.48	(2.40)	(0.92)	0.82	(0.52)	0.30
Acquisitions & dispositions	0.77	0.23	1.00	(0.27)	(0.06)	(0.33)	0.73	0.22	0.95
Production	(1.25)	-	(1.25)	(10.55)	-	(10.55)	(3.01)	-	(3.01)
December 31, 2004	10.95	3.41	14.36	48.57	20.99	69.56	19.05	6.90	25.95

(1) Certain comparative numbers reflect the retroactive restatement of removing royalty interest reserves from trust interest reserves in accordance with NI 51-101.

Proved reserves at December 31, 2004 increased two percent from the prior year. Proved 2004 reserve additions were 3.40 million barrels of equivalent (after revisions) or 2.58 million barrels of equivalent (before revisions). Positive technical reserve revisions were 0.82 million barrels of equivalent, which equated to four percent of the 2004 proved reserves opening balance. The majority of the positive revisions were attributed to performance related adjustments to waterflood oil properties in the Williston Basin.

On a proved and probable basis, Zargon increased its reserves by five percent in 2004, with the addition of 4.22 million barrels of equivalent (after revisions) or 3.92 million barrels of equivalent (before revisions), thereby replacing annual production by a factor of 140 percent (130 percent before revisions). Field capital exploration and development programs provided 2.97 million barrels of equivalent of new additions, while net acquisitions, primarily in Southeast Saskatchewan, added 0.95 million barrels of equivalent. Positive technical revisions were 0.30 million barrels of equivalent, which equated to one percent of the 2004 proved and probable reserves opening balance. The 2004 reserve additions were derived from a $56.27 million net capital expenditure program. Included in the

2004 capital expenditure program was $9.10 million of undeveloped land and seismic costs that should provide for future reserves additions in subsequent years.

FINDING, DEVELOPMENT AND ACQUISTION COSTS

For 2004, Zargon's proved and probable finding, development and acquisition costs ("FD&A" costs), taking into account reserve revisions and changes in estimated future development capital during the period, were $13.72 per barrel of equivalent. For the purposes of this calculation, the $56.27 million of 2004 net capital additions were combined with an increase in estimated future development capital for proved and probable reserves of $1.61 million ($8.37 million at December 31, 2004 compared to $6.76 million at December 31, 2003). If future development costs are excluded, the 2004 proved and probable finding, development and acquisition costs, taking into account reserve revisions, were $13.33 per barrel of equivalent.

Proved and Probable Finding, Development and Acquisition Costs [1]

	2004	2003	2002
Total net capital expenditures ($ million)	**56.27**	39.91	35.55
Total net capital expenditures plus change in forecast future development costs ($ million)	**57.88**	39.00	35.57
Proved and probable reserves (mmboe) [2]			
Open	**24.74**	23.98	22.86
Additions (discoveries, extensions, net acquisitions)	**3.92**	4.48	4.68
Revisions	**0.30**	(1.00)	(1.24)
Production	**(3.01)**	(2.72)	(2.32)
Close	**25.95**	24.74	23.98
Proved and probable FD&A costs ($/boe) [2]	**13.72**	11.21	10.34
Proved and probable three year FD&A cost ($/boe)[2]	**11.89**	9.85	7.91

(1) In this table, the established reserves (proved plus 50 percent probable) for 2002 are used as a comparison to the December 31, 2003 and 2004 proved and probable reserves, so as to reflect the difference in the risk applied to these reserves as a result of the NI 51-101 guidelines.

(2) Certain comparative numbers reflect the retroactive restatement of removing royalty interest reserves from Trust interest reserves in accordance with NI 51-101.

Zargon experienced higher FD&A costs in 2004. The industry wide trend to higher costs as well as weaker than expected drilling results in the West Central Alberta area were key contributors to the increase in FD&A costs.

NET ASSET VALUE

Zargon's oil, natural gas liquids and natural gas reserves were evaluated using McDaniel product price forecasts effective January 1, 2005, prior to provisions for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the following discounted future net property cash flows estimated by McDaniel represent the fair market value of the reserves:

Before Tax Present Value of Future Net Revenue
(Forecast Price Case)

($ million)	Discount Factor			
	0%	5%	10%	15%
Proved producing	276.8	237.9	208.5	186.2
Proved non-producing	38.2	33.4	29.6	26.6
Proved undeveloped	2.5	1.8	1.3	0.9
Total proved	**317.5**	**273.1**	**239.4**	**213.7**
Probable	132.4	92.2	68.8	54.1
Total proved and probable	**449.9**	**365.3**	**308.2**	**267.8**

Before Tax Present Value of Future Net Revenue
(Constant Price Case)

($ million)	Discount Factor			
	0%	5%	10%	15%
Proved producing	314.4	259.1	221.5	194.5
Proved non-producing	43.5	37.7	33.1	29.5
Proved undeveloped	3.0	2.1	1.5	1.1
Total proved	**360.9**	**298.9**	**256.1**	**225.1**
Probable	148.2	101.3	75.0	58.6
Total proved and probable	**509.1**	**400.2**	**331.1**	**283.7**

The following net asset value table shows what is customarily referred to as a "produce-out" net asset value calculation under which the current value of Zargon's reserves would be produced at McDaniel forecast future prices and costs. The value is a snapshot in time as of December 31, 2004 and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. In this analysis, the present value of the proved and probable reserves is calculated at a before tax 10 percent discount rate, and the value assigned to the undeveloped land was provided by the independent firm of Seaton-Jordan and Associates Ltd.

Net Asset Value

As at December 31 ($ million)	**2004**	2003	2002
Proved and probable reserves (PVBT 10%)[(1)(2)]	**308.2**	219.6	215.4
Undeveloped land [(3)]	**32.2**	29.0	22.4
Working capital	**(9.1)**	(6.1)	(3.5)
Bank debt	**(14.2)**	(7.0)	(25.3)
Proceeds from the exercise of all trust unit rights	**10.3**	9.1	6.2
Net asset value (including trust unit rights dilution)	**327.4**	244.6	215.2
Net asset value per unit			
Total ($/unit)	**17.04**	13.09	11.85
With full dilution ($/unit) [(4)]	**17.06**	12.68	11.42

Notes:

(1) McDaniel estimate of future before tax cash flow discounted at PV 10 percent. Reserves for December 31, 2002 are presented as established (proved plus 50 percent probable) reserves as the best comparison to December 31, 2003 and 2004 proved and probable reserves, reflecting the difference in the risk applied to these reserves as a result of the NI 51-101 guidelines.

(2) PVBT represents present value before taxes.

(3) Seaton-Jordan year-end estimates.

(4) Full dilution of units represent the year-end units outstanding plus the presumed exercise of all trust unit rights and the conversion of exchangeable shares converted at the exchange ratio at the end of the period.

If the net asset value calculation is adjusted to assume that the commodity prices received at year-end 2004 (Edmonton light crude oil at $46.51 Cdn per barrel and Alberta AECO natural gas at $6.62 Cdn per gigajoule) will remain constant throughout the future (McDaniel constant price case), the equivalent analysis calculates a 10 percent present value before tax (PVBT) net asset value of $18.25 per fully diluted unit.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust ("Zargon" or the "Trust"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The exchangeable shares are traded on the Toronto Stock Exchange and can be converted, at the option of the holder, into trust units at any time. On July 15, 2014, all the remaining outstanding exchangeable shares will be redeemed into trust units unless the Board of Directors of the Company elect to extend the redemption period. In certain circumstances, the Company has the right to require redemption of the exchangeable shares prior to July 15, 2014. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were

issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in this press release reflect the previous consolidated results of the Company.

Monthly distributions of $0.14 per unit from the Trust commenced in August 2004, with a total of $10.70 million ($0.70 per unit) declared distributable to unitholders. This monthly distribution matches what was estimated at the time of the Arrangement. These distributions are a return on capital and are 100 percent taxable income to unitholders.

2004 HIGHLIGHTS

The combination of high crude oil prices, continued strong natural gas prices and production volume gains enabled Zargon to achieve record revenues and cash flow from operations in 2004, showing gains of 22 percent and 17 percent, respectively, over the prior year. The annual revenue gain came from a combination of factors, including a 24 percent increase in oil and liquids prices, a four percent increase in oil and liquids production and a 16 percent gain in natural gas production. The percentage increase in cash flow from operations was not as high as the increase in revenues due to increased royalties and operating costs. Net earnings for the year were $20.63 million, a 15 percent reduction from 2003. Earnings for 2003 were enhanced significantly by the mid-year announcement of future federal tax rate reductions that produced a large one-time reduction in future tax provisions. Earnings for 2004 were impacted by a significant one-time charge of $2.17 million related to the accelerated vesting of stock options as a result of the July 15, 2004 Arrangement and also an increase in depletion and depreciation of $7.75 million related to increased production volumes and upward pressure on finding and development costs in the industry. Also, a charge of $1.87 million for non-controlling interest related to the exchangeable shares was incurred due to the adoption of the CICA Emerging Issues Committee accounting standard EIC-151, "Exchangeable Securities Issued by Subsidiaries of Income Trusts".

Net capital expenditures for 2004 totalled $56.27 million with $44.46 million allocated to field-related activities. The 2004 capital program showed a 41 percent increase in overall net expenditures and a 19 percent increase in field-related expenditures. Net property acquisitions increased by $9.20 million, primarily due to the acquisition of a portfolio of oil properties in Weyburn and Elswick, Saskatchewan of the Williston Basin. This acquisition occurred on July 26, 2004 and added approximately 250 barrels per day of oil production. For the year ended December 31, 2004, Zargon spent $3.84 million to maintain an undeveloped land base of 376,000 net acres (2003 – 398,000 net acres); shot or acquired seismic at a cost of $5.26 million; drilled, equipped and tied-in wells for $35.36 million and made net property acquisitions of $11.81 million. Also, costs incurred to reorganize into a trust were $9.44 million (of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement) and distributions to unitholders totalled $10.70 million during the year. All of these activities were funded by the high cash flows received throughout the year plus an increase in debt net of working capital of $10.27 million.

FINANCIAL HIGHLIGHTS

($ million, except per unit amounts)	2004	2003	2002
Petroleum and natural gas revenue	**123.97**	101.66	65.54
Cash flow from operations	**63.75**	54.35	32.12
Per unit – diluted	**3.40**	2.96	1.81
Net earnings[(1)]	**20.63**	24.36	10.70
Per unit – diluted[(1)]	**1.20**	1.33	0.60
Total assets[(1)]	**226.96**	181.05	160.01
Net capital expenditures	**56.27**	39.91	35.55
Bank indebtedness	**14.23**	6.98	25.28
Cash distributions	**10.70**	-	-

(1) Comparative period numbers reflect the retroactive restatements due to a change in accounting policy.

DETAILED FINANCIAL ANALYSIS

Petroleum and Natural Gas Revenue

Zargon derives its revenue from the production and sale of petroleum (oil, natural gas liquids) and natural gas. Petroleum and natural gas revenue, exclusive of hedges, increased 22 percent to $123.97 million in 2004 from $101.66 million in 2003 due to increased production and higher prices. Because of the gains in both oil production volumes and prices received, the allocation of production revenue in 2004 increased to 46 percent from the sale of oil and liquids and 54 percent from the sale of natural gas, compared to 43 percent from oil and liquids and 57 percent from natural gas in the preceding year. Production volumes in 2004 increased 10 percent from the prior year, made up of a natural gas production increase of 16 percent and an oil and liquids production increase of four percent. Production increases for natural gas resulted primarily from the drilling and tie-in of new wells in the West Central Alberta and the Alberta Plains core areas. Production increases in oil and liquids resulted from Williston Basin property acquisitions and field exploitation programs. The average price of oil and liquids received by Zargon rose to $45.37 per barrel in 2004, up 24 percent from 2003. The average field price of natural gas was $6.37 per thousand cubic feet in 2004, a one percent increase over $6.33 per thousand cubic feet in 2003.

Petroleum (Oil and Natural Gas Liquids) Pricing

Zargon's field oil and natural gas liquids prices are adjusted at the point of sale for transportation charges and oil quality differentials from an Edmonton light sweet crude price that varies with world commodity prices. In 2004, Zargon's average oil and liquids field price, exclusive of price hedges, rose 24 percent to $45.37 per barrel from $36.66 per barrel in 2003 and $34.45 per barrel in 2002. The field price differential for Zargon's average blended 30 degree API crude stream was $7.17 per barrel less than the 2004 Edmonton reference crude price, which compares to the 2003 differential of $6.48 per barrel and the 2002 differential of $5.49 per barrel. As the quality and weight of Zargon's crude stream have remained relatively consistent for several years, the movements in the Zargon's price differential is derived from the North American refinery supply and demand factors for light and medium crudes.

Natural Gas Pricing

The average field natural gas price exclusive of price hedges for 2004 remained strong at $6.37 per thousand cubic feet which is relatively unchanged from the 2003 average of $6.33 per thousand cubic feet. The average for 2003 was 66 percent above 2002, 22 percent above both 2001 and 2000 and far above all previous years.

Approximately 23 percent of Zargon's 2004 natural gas production was sold under aggregator contracts pursuant to long-term contracts with Cargill Gas Marketing Ltd. (Jarrow - 18 percent) and ProGas Limited (Hamilton Lake - five percent), compared to 35 percent in the prior year. The remainder of Zargon's natural gas production was sold by spot sale contracts and Alberta index prices were received. In 2004, Zargon continued with an ongoing trend to develop new sources of natural gas production which receives spot sale natural gas prices and is not subject to aggregator contract prices.

Hedging Activities

Zargon's commodity price risk management policy uses forward sales, options, puts and costless collars for, on average, 20 to 35 percent of our oil and natural gas working interest production in order to partially offset the effects of large price fluctuations. As both Canadian oil and natural gas field prices are closely correlated to US dollar denominated markets, Zargon will also place US/Cdn. currency exchange hedges when considered prudent. Because our hedging strategy is protective in nature and is designed to guard the Trust against extreme effects from sudden falls in prices and revenues, upward price spikes and trends tend to produce overall losses. For 2004, the total hedging loss was $4.57 million compared to a loss of $2.88 million in 2003 and a gain of $0.67 million in 2002. Of the 2004 loss, $4.01 million (equivalent to a reduction of $3.20 per barrel) is related to oil hedges and $0.56 million (equivalent to a reduction of $0.05 per thousand cubic feet) was related to gas hedges. In 2004, oil prices increased throughout the year, peaking in the month of October. Natural gas prices were volatile during the year but they did not have the same upward trend as experienced by oil prices. The Trust also entered into fixed price physical contracts which created a gain of $0.25 million (equivalent to an increase of $0.02 per thousand cubic feet) in 2004. Gains or losses on fixed price physical contracts are included in petroleum and natural gas revenue in the statement of earnings. For a summary of contracts outstanding as at December 31, 2004, please refer to note 11 to the consolidated financial statements.

Royalties

Royalties include payments made to the Crown, freehold owners and third parties. Reported royalties also include credits received through the Alberta Royalty Tax Credit (ARTC) program, the cost of the Saskatchewan Resource Surcharge (SRC) and the cost of North Dakota state taxes. During 2004, total royalties were $28.05 million, an increase of 25 percent from $22.51 million in 2003. Royalties as a percentage of gross revenue (before hedging adjustments) were 22.6 percent in 2004 compared to 22.1 percent in 2003 and 20.6 percent in 2002. On a commodity basis, oil royalties averaged 21.5 percent (before hedging) in 2004, a small increase from the previous year's average of 20.2 percent. Natural gas royalties averaged 23.5 percent, unchanged from the prior year.

During 2004, 59 percent of the total royalties were paid to provincial and state governments, with the remainder paid to freehold owners and other third parties. Royalties payable to the Province of Alberta on qualifying properties are reduced through the ARTC program. Zargon earned the maximum $0.50 million ARTC rebate in 2004, which is the same amount received in 2003, compared to $0.32 million received in 2002. The SRC charges were $0.64 million in 2004, up from $0.53 million in the prior year and $0.52 million in 2002. North Dakota state taxes increased to $1.25

million in 2004 from $0.52 million in the prior year, primarily due to increased prices for oil, as well as increased production in the state.

Production Expenses

Zargon's production expenses increased 26 percent to $21.69 million in 2004 from $17.20 million in 2003. On a unit of production basis, production expenses increased 14 percent to $7.21 per barrel of equivalent from $6.33 in 2003 ($6.75 in 2002).

Natural gas production expenses in 2004 rose 18 percent to $0.84 per thousand cubic feet from $0.71 per thousand cubic feet in 2003. The primary reasons for the increase are due to increased third-party processing costs for new gas discoveries in areas where Zargon does not own processing facilities, increased rentals for compression equipment, increased chemical and lubricant costs for field site treatment of sour gas wells and also the industry-wide trend to higher operating costs.

Oil production expenses also rose in 2004 to $10.30 per barrel, an increase of 15 percent from $8.95 per barrel in 2003. With the strong oil prices during the year, efforts were made to reactivate previously uneconomic oil production, which caused additional well servicing and workover costs. Also, chemicals, fuel and weather related road maintenance costs increased during the year.

Due to the high levels of industry activity caused by the high commodity price environment, there is increasing upward pressure on per unit operating costs. This trend is expected to continue if industry activity levels continue at the current record levels. In 2003, Zargon was able to deliver a cost improvement on a per unit of production basis over the prior year through the disposition of smaller, higher cost properties. In 2004, Zargon's costs increased substantially due in general to the effect of industry-wide higher cost trends and due in particular to the impact of the addition of new higher cost natural gas and oil production volumes. For 2005, Zargon expects the trend of increasing costs to continue as the demand for services is expected to continue at unprecedented levels.

Operating Netbacks

The average oil price received after hedges in 2004 of $42.17 per barrel was 18 percent higher than the $35.79 per barrel received in 2003, while the average natural gas price received after hedges in 2004 of $6.32 per thousand cubic feet was three percent above the $6.13 per thousand cubic feet received in 2002. Operating netbacks increased commensurately. Oil and natural gas liquids netbacks rose 14 percent to $22.10 per barrel from $19.42 per barrel in 2003. Natural gas netbacks increased one percent to $3.98 per thousand cubic feet from $3.93 per thousand cubic feet in 2003. On a barrel of oil equivalent basis, 2004 operating netbacks rose seven percent to $23.15 from $21.73 in 2003.

OPERATING NETBACKS

	2004		2003	
	Oil and Liquids	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**45.37**	**6.37**	36.66	6.33
Hedging	**(3.20)**	**(0.05)**	(0.87)	(0.20)
Royalties	**(9.77)**	**(1.50)**	(7.42)	(1.49)
Production costs	**(10.30)**	**(0.84)**	(8.95)	(0.71)
Operating netbacks	**22.10**	**3.98**	19.42	3.93

General and Administrative Expenses

Gross general and administrative costs increased 22 percent in 2004 to $7.23 million from $5.94 million in 2003. On a unit of production basis, net general and administrative costs increased 12 percent to $1.45 per barrel of equivalent, compared to $1.30 per barrel in 2003 and $1.49 per barrel in 2002. In 2004, the increased general and administrative costs on a per unit of production basis were due to increased staff costs, performance-based compensation costs, increased regulatory reporting requirements and the additional legal and other outside advisory costs of operating as a trust. In the prior year, the improvement in per barrel of equivalent costs was due to an increase in production volumes and an increase in capital program overhead recoveries. Going forward in a sustainable trust model, Zargon will attempt to maintain its general and administrative costs on a per unit of production basis at current levels.

GENERAL AND ADMINISTRATIVE EXPENSES

($ million, except as noted)	**2004**	2003	2002
Gross general and administrative expense	**7.23**	5.94	5.06
Overhead recoveries	**(2.87)**	(2.40)	(1.61)
Net general and administrative expense	**4.36**	3.54	3.45
Net expense after recoveries ($/boe)	**1.45**	1.30	1.49
Number of office employees at year-end	**35**	34	30

Interest Expense

Zargon's borrowings are through its bank line of credit. Interest charges were $0.44 million compared to $0.77 million in 2003. A reduction in the average debt level is the primary reason for the reduction in interest charges. Zargon's effective interest rate was 4.9 percent on an average bank debt of $8.88 million in 2004, compared to 4.5 percent on an average bank debt of $17.19 million in 2003 and 4.1 percent on an average bank debt of $26.72 million in 2002. At year-end 2004, Zargon's bank debt, net of working capital, totalled $23.37 million, up 78 percent from $13.09 million at December 31, 2003.

Capital and Current Income Taxes

During 2004, Zargon incurred $1.11 million of current income taxes compared to $0.41 million in 2003. The increase is primarily due to current taxes incurred in the United States of $0.61 million. If high oil prices continue, there may be similar United States current income taxes payable annually, that will be somewhat modified by Zargon's United States capital program activity levels. The remaining amounts of current income taxes relate to federal and provincial capital taxes, which were $0.50 million in 2004 compared to $0.41 million in 2003. Tax pools as at December 31, 2004 were approximately $79 million. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax. For Canadian income tax purposes, distributions are currently estimated to be 100 percent taxable income to unitholders.

Trust Netbacks

Historically high oil prices and the continued strength of natural gas prices in 2004 resulted in higher revenue netbacks and operating netbacks. On a barrel of equivalent basis, revenue of $41.20 in 2004 was 10 percent higher than the prior year and operating netbacks as well as cash flow netbacks increased seven percent and six percent over the prior year to $23.15 and $21.18 per barrel of equivalent, respectively.

TRUST NETBACKS

($/boe)	**2004**	2003	2002
Petroleum and natural gas revenue	**41.20**	37.40	28.28
Hedging	**(1.52)**	(1.06)	0.29
Royalties	**(9.32)**	(8.28)	(5.83)
Production costs	**(7.21)**	(6.33)	(6.75)
Operating netbacks	**23.15**	21.73	15.99
General and administrative	**(1.45)**	(1.30)	(1.49)
Interest	**(0.15)**	(0.28)	(0.47)
Capital and current income taxes	**(0.37)**	(0.15)	(0.17)
Cash flow netbacks	**21.18**	20.00	13.86
Depletion and depreciation[1]	**(9.11)**	(7.23)	(6.07)
Accretion of asset retirement obligations[1]	**(0.36)**	(0.43)	(0.31)
Unit-based compensation	**(1.22)**	(0.10)	-
Unrealized foreign exchange	**0.19**	0.11	(0.03)
Future income taxes[1]	**(3.20)**	(3.38)	(2.83)
Earnings before non-controlling interest	**7.48**	8.97	4.62
Non-controlling interest	**(0.62)**	-	-
Net earnings	**6.86**	8.97	4.62

(1) Comparative period numbers reflect the retroactive restatements due to a change in accounting policy.

Cash Flow from Operations

In 2004, a 10 percent gain in production volumes, in addition to increases of 24 percent in oil and natural gas liquids prices and one percent in natural gas prices, produced a 17 percent gain in cash flow from operations to $63.75 million, compared to $54.35 million in 2003 and $32.12 million in 2002. The corresponding cash flow per diluted unit was $3.40 in 2004, a 15 percent gain from $2.96 per diluted share in 2003 and compares to $1.81 in 2002. The diluted per unit statistics reflected a two percent increase in the weighted average outstanding units to 18.72 million in 2004, and a three percent increase in the weighted average number of outstanding shares to 18.37 million in 2003 from 17.79 million in 2002.

Depletion and Depreciation

In 2004, Zargon's depletion and depreciation provision increased 39 percent to $27.41 million, compared to $19.66 million in 2003 and $14.06 million in 2002. The higher charges reflect an increase of 10 percent in production volumes and a 26 percent increase in the charge on a per barrel of oil equivalent basis. This large increase in the per barrel of oil equivalent depletion and depreciation expense is primarily due to a December 31, 2003 year-over-year 14 percent reduction in the Trust's proved reserves as calculated under the new policies of National Instrument 51-101.

Depletion and depreciation charges calculated on a unit of production method are based on total proved reserves with a conversion of six thousand cubic feet of natural gas being equivalent to one barrel of oil. The 2004 depletion calculation includes $6.41 million of future capital expenditures to develop the Trust's reserves, but excludes $14.68 million of unproven properties relating to undeveloped land.

Zargon's depletion and depreciation, on a barrel of equivalent basis, increased 26 percent in 2004 to $9.11 from $7.23 in 2003 and $6.07 in 2002. Depletion and depreciation rates will be subject to continuing upward pressure as industry finding and development costs increase to reflect the new economics of the recent trends to substantially higher commodity prices.

Accretion of Asset Retirement Obligations

In 2003, the CICA approved section 3110 (Asset Retirement Obligations) effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon retroactively adopted this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the year ended December 31, 2004, the non-cash accretion expense is $1.08 million compared to $1.17 million in 2003 and $0.72 million in 2002. The significant assumptions used in this calculation are a credit adjusted risk-free rate of 8.5 percent, an inflation rate of two percent and the payments to settle the retirement obligations will be made over the next 30 years with the majority of the costs being incurred after 2012. The estimated net present value of the total asset retirement obligation is estimated to be $14.39 million as at December 31, 2004, based on a total future liability of $59.12 million.

Unit-Based Compensation

Unit-based compensation was $3.68 million in 2004 or $3.42 million higher than compared to $0.26 million in 2003. Of this amount, $2.17 million is related to a one-time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan, which is calculated using the intrinsic value method which is based on the amount that the market price of the trust unit right exceeds the grant

price for the rights issued. Prior to the effective date of the Plan of Arrangement, expensing of stock-based compensation benefits in the consolidated statement of earnings was calculated using the Black-Scholes option-pricing model. These non-cash expenses will be recurring charges in future years if Zargon continues to grant employee and director trust unit rights.

The trust unit rights incentive plan allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust, and the plan allows for the holder of rights to either exercise the right based on the original grant price or on the original grant price reduced by a portion of the future distributions. Unit right grant prices approximate the market price for the trust units on the date the unit rights are issued. Trust unit rights granted under the plan vest over a three-year period and expire five years from the grant date.

Future Income Taxes

Zargon's 2004 future tax expense increased five percent to $9.64 million from $9.19 million in 2003. The effective future tax rate in 2004 was 29.0 percent compared to 27.1 percent in 2003 and 37.2 percent in 2002. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust, and consequently it is anticipated that Zargon's effective 2005 future tax rate will continue to decline in the Trust's first full year of operations. Comparisons with the 2003 period are distorted by the significant one-time federal tax rate adjustment that was booked to future taxes in 2003. In 2003, Royal Assent was received, thereby legislating certain federal reductions in corporate tax rates over a five-year period commencing in 2003. The rate changes incorporate a reduction in federal tax rates. The future tax impact related to reorganization costs of $0.49 million was charged to accumulated earnings.

Net Earnings

Zargon's 2004 net earnings were $20.63 million, a 15 percent reduction from $24.36 million in 2003. The 2002 net earnings were $10.70 million. The very strong 2003 increase was due primarily to the 69 percent increase in cash flow from operations and secondarily to the downward adjustment made in the 2003 future tax provision, which effectively added about $4.31 million to net earnings. On a per diluted unit basis, 2004 net earnings were $1.20 compared to $1.33 in 2003 and $0.60 in 2002.

On a barrel of equivalent, the 2004 net earnings were $6.86 compared to $8.97 in 2003 and $4.62 in 2002. In 2004, net earnings were 32 percent of cash flow. Reflecting primarily the adjustment in future tax calculations, the 2003 net earnings represented 45 percent of cash flow compared to 33 percent of cash flow in 2002.

Capital Expenditures

Net capital expenditures in 2004 of $56.27 million increased 41 percent over $39.91 million in 2003. This increase was due to a very active drilling program of 60 gross (49.5 net) wells for the year and the net $11.81 million purchase of producing Saskatchewan oil properties in the Williston Basin core area. Drilling and completion expenditures were up 56 percent to $26.94 million. Of the total 2004 net capital expenditures, $22.12 million was expended on West Central Alberta, $14.57 million on Alberta Plains and $19.58 million on Williston Basin properties.

CAPITAL EXPENDITURES

($ million)	**2004**	2003	2002
Undeveloped land	**3.84**	6.98	4.46
Geological and geophysical (seismic)	**5.26**	5.69	2.47
Drilling and completion of wells	**26.94**	17.30	12.49
Well equipment and facilities	**8.42**	7.33	4.48
Exploration and development	**44.46**	37.30	23.90
Property acquisitions	**12.09**	7.83	7.39
Property dispositions	**(0.28)**	(5.22)	(3.13)
Net property acquisitions	**11.81**	2.61	4.26
Corporate acquisitions	**-**	-	7.39
Total net capital expenditures	**56.27**	39.91	35.55

LIQUIDITY AND CAPITAL RESOURCES

Zargon relies on three sources of funding:

- Internally generated cash flow provides the basic level of funding for the Trust's annual capital expenditures program and for distributions to unitholders.

- Debt may be utilized for acquisitions or to expand capital programs when it is deemed appropriate. The Trust has a $50 million revolving demand credit facility. As at December 31, 2004, $35.77 million or 72 percent of this line is unutilized. The Trust has followed and intends to maintain a conservative debt policy.

- New equity, if available and if on favourable terms, can be utilized for acquisitions or to expand capital programs.

In 2004, cash flow from operations of $63.75 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the cash distributions to unitholders.

CAPITAL SOURCES

($ million)	**2004**	2003	2002
Cash flow from operations	**63.75**	54.35	32.12
Changes in working capital and other	**2.54**	2.66	(3.58)
Change in bank indebtedness	**7.25**	(18.30)	1.14
Reorganization costs	**(9.44)**	-	-
Cash distributions	**(10.70)**	-	-
Issuance of common shares	**2.87**	1.20	5.87
Total capital sources	**56.27**	39.91	35.55

Cash Flow from Operations

It is anticipated that Zargon's 2005 capital budget and cash distributions to unitholders will be financed through the Trust's cash flow from operations. Cash flow is partially influenced by factors that the Trust cannot control, such as commodity prices, the US/Canadian dollar exchange rates and interest rates. Zargon's 2005 estimated sensitivity to moderate fluctuations in these key business parameters is shown in the accompanying table.

CASH FLOW SENSITIVITY SUMMARY

	Change in 2005 Cash Flow	
	($ million)	($/unit)
Change of $1.00 US/bbl in the price of WTI oil	1.00	0.05
Change in oil production of 100 bbl/d	0.64	0.03
Change of $0.10 US/mcf in the price of NYMEX natural gas	0.89	0.04
Change in natural gas production of one mmcf/d	1.41	0.07
Change in $0.01 in the $US/$Cdn exchange rate	1.14	0.06

Bank Indebtedness

At December 31, 2004, bank debt was $14.23 million, an increase of 104 percent from the prior year-end amount of $6.98 million. In accordance with Canadian GAAP, the revolving demand bank debt is treated as a current liability.

Zargon's combined debt and working capital deficiency of $23.37 million at December 31, 2004 was equivalent to 37 percent of the 2004 cash flow from operations of $63.75 million. At December 31, 2003 the combined debt and working capital deficiency was $13.09 million, equivalent to 24 percent of 2003 cash flow from operations.

Equity

At March 14, 2005, Zargon had 15.665 million trust units and 2.913 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective exchange ratio of 1.03726, there would be 18.687 million trust units outstanding at this date. Pursuant to the new trust unit rights incentive plan, there are currently an additional 0.537 million trust unit rights issued and outstanding.

During 2004, 17.75 million Zargon trust units and common shares traded on The Toronto Stock Exchange with a high of $24.90 per unit, a low of $13.00 per share and a unit closing price of $23.85 per unit. The 2004 trading statistics show a 272 percent year-over-year increase in trading volume, and a 77 percent increase in the closing stock price. Zargon's market capitalization (including the market value of exchangeable shares) at year-end 2004 was approximately $444 million, compared to approximately $243 million at the end of 2003.

Segmented Geographic Information

In calendar 2004 and 2003, approximately 88 percent of Zargon's combined petroleum and natural gas revenue came from Western Canada (Alberta, Saskatchewan and Manitoba) properties, with the remaining 12 percent of revenues generated in the United States (North Dakota and Montana).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make judgments and estimates that affect the financial results of the Trust. Zargon's management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. The critical estimates are discussed below:

Petroleum and Natural Gas Reserves

All of Zargon's petroleum and natural gas reserves are evaluated and reported on by independent petroleum engineering consultants in accordance with Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101"). The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, commodity prices and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Trust expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels, and changes in costs and commodity prices.

Full Cost Accounting

Zargon follows the full cost method of accounting for petroleum and natural gas operations as outlined in Canadian Institute of Chartered Accountants ("CICA") accounting guideline "Oil and Gas Accounting - Full Cost" (AcG-16). Under this accounting method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Capitalized costs, as well as the estimated future expenditures to develop proved reserves, are depleted using the unit-of-production method based on estimated proved oil and natural gas reserves.

In applying the full cost method, Zargon calculates a ceiling test on a quarterly basis to ensure that the net carrying value of petroleum and natural gas assets do not exceed the estimated undiscounted future net cash flows from production of proved reserves. Accordingly, the Trust must base this calculation of future net cash flows on estimated forecasted sales prices, costs and regulations in effect at the period end. AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate.

Asset Retirement Obligations

Effective January 1, 2004, Zargon adopted CICA Section 3110, "Asset Retirement Obligations", which requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. Under this policy, the Trust is required to provide for future removal and site restoration costs. The Trust must estimate these costs in accordance with existing laws, contracts or other policies and must also estimate a credit adjusted risk-free rate and inflation rate in this calculation. These estimated costs are charged to earnings and the appropriate liability account over the expected life of the asset. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings when management is able to determine the amount and the likelihood of the future obligation.

Income Tax Accounting

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

During 2004, the following new or amended standards and guidelines were issued:

Exchangeable Securities Issued by Subsidiaries of Income Trusts

On January 19, 2005 the Emerging Issues Committee of the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151 to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

In accordance with the transitional provisions of EIC-151, the Trust must retroactively restate prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $9.53 million on the Trust's consolidated balance sheet as at December 31, 2004. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $1.87 million in 2004. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2004 resulted in an increase in property and equipment of $11.28 million, an increase of unitholders' equity by $0.62 million, and an increase in future income tax liability of $3.00 million. Cash flow was not impacted by this change.

Hedge Accounting

The CICA issued Accounting Guideline 13 ("AcG-13") "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC-128, "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under

AcG-13, or are not designated as a hedge, be recorded in the consolidated balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Since the Trust has designated its derivative instruments as hedges, the implementation of this accounting policy did not have any impact on the consolidated financial statements of the Trust.

Petroleum and Natural Gas Assets – Full Cost Accounting

The new CICA Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16") is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at December 31, 2004.

Asset Retirement Obligations

Effective January 1, 2004, Zargon adopted CICA Section 3110, "Asset Retirement Obligations", which requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at estimated fair value, which is the discounted future value of the estimated liability. The fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

BUSINESS RISKS

Zargon's external business risks arise from the uncertainty of oil and natural gas pricing, the uncertainty of interest and exchange rates, environmental and safety issues, and financial and liquidity considerations. Additional risk arises from the production performance of existing properties (including natural decline), the changes in tax, royalty and other regulatory standards and, uncertain results from capital expenditure programs.

Oil and natural gas prices may fluctuate widely in response to many factors such as global and North American supply and demand, economic conditions, weather conditions, political stability, the supply and price of imported oil and liquefied natural gas, production and storage levels of North American natural gas, and government regulations. Zargon attempts to minimize pricing and currency exchange uncertainty with a risk management program that encompasses a variety of financial instruments. These include forward sales of oil and natural gas production (either through financial derivative

transactions such as swaps or by physical contracts), put options on both oil and natural gas, costless collars (in which some potential high price gain is given up in return for potential low price support) and US dollar currency hedges in different forms for up to 35 percent of its oil and natural gas production volumes. In general, the Trust seeks to use strategies that allow minimum price expectations to be met in order that distributions and capital programs can be funded. This strategy is designed mainly to protect the Trust against periods of unusually low commodity prices and by its nature is likely to produce significant hedging losses when prices are unusually high.

Environmental and safety risks are mitigated through compliance with provincial and federal environmental and safety regulations, by maintaining adequate insurance, and by adopting appropriate emergency response and employee safety procedures.

The Trust is subject to a broad range of laws and regulatory requirements. Changes in government regulations, including reporting requirements, income tax laws, operating practices, environmental protection requirements and royalty rates can have a significant impact on Zargon. Although Zargon has no control over these regulatory risks, the Trust actively monitors changes, participates in industry organizations and, when required, engages the assistance of third-party experts to assess the impact of such changes in the Trust's financial and operating results.

Financial and liquidity risks are reduced by limiting debt financing to conservative self-imposed debt to cash flow guidelines. Zargon maintains a low cash distribution to cash flow from operations ratio to ensure adequate funding is available for capital programs to sustain per unit production and reserves. Access to capital markets, if required for additional financing by either debt or equity issuances, is dependent upon maintaining strong performance and relationships with investors. A substantial portion of the Trust's accounts receivable are with companies in the oil and gas industry and are subject to normal industry credit risks. Management regularly monitors the ageing of receivable balances to mitigate this risk. With respect to financial instruments utilized for hedging purposes, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

Zargon actively manages the risks of its capital programs and reserves by concentrating drilling and subsequent development activities in areas where it has demonstrated proven technical capabilities and understanding. Zargon's capital budget is managed to limit exposure so that significant capital is not risked on any one project or concept.

SELECTED QUARTERLY INFORMATION[1]

($ million, except per unit amounts)	2004				2003			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Petroleum and natural gas revenue	32.90	32.41	30.96	27.70	24.51	23.76	24.20	29.19
Cash flow from operations	15.36	16.13	16.53	15.73	13.24	12.34	13.53	15.23
Per unit – diluted[1]	0.82	0.87	0.88	0.84	0.72	0.67	0.74	0.84
Net earnings[1]	5.33	4.22	5.54	5.54	4.10	4.44	9.17	6.65
Per unit – diluted[1]	0.34	0.28	0.29	0.30	0.22	0.24	0.50	0.36
Cash distributions	6.43	4.27	-	-	-	-	-	-
Cash distribution – per trust unit	0.42	0.28	-	-	-	-	-	-
Net capital expenditures	15.25	23.64	7.61	9.77	12.84	12.11	8.10	6.86
Total assets[1]	226.96	215.23	189.80	186.18	181.05	172.81	165.98	165.12
Bank indebtedness	14.23	9.77	-	3.67	6.98	8.92	11.47	20.78

(1) Comparative period numbers reflect the retroactive restatements due to changes in accounting policies.

Fourth Quarter 2004 Highlights

During the fourth quarter of 2004, Zargon increased petroleum and natural gas revenues by two percent or $0.49 million to $32.90 million from the third quarter of 2004. Production for the fourth quarter of 2004 was 8,440 barrels of equivalent per day compared to 8,405 barrels of equivalent per day in the third quarter of 2004 and slightly under the guidance of 8,500 barrels of equivalent per day that was given in Zargon's third quarter report. Oil production increased six percent to 3,618 barrels per day and natural gas production decreased three percent to 28.93 million cubic feet per day compared to the prior quarter. Average prices received during the fourth quarter, before hedging, were $47.13 per barrel for oil and $6.46 per thousand cubic feet for natural gas, a five percent reduction and a six percent increase respectively, compared to the third quarter of 2004. During the quarter, Zargon's field price differential for its blended 30 degree API crude oil stream increased to $10.58 per barrel less than the Edmonton reference crude oil price. This differential compares to $6.09 per barrel for the first nine months of 2004 and is a response to reduced demand for Zargon's medium grades of crude oil during the quarter.

Cash flow from operations was $15.36 million in the fourth quarter, a decrease of five percent or $0.77 million from the prior quarter. The primary factors that caused this decrease from the prior quarter are as follows:

- Hedging losses increased by $0.13 million to $1.56 million compared to $1.43 million, a nine percent increase from the prior quarter. The primary reason for the increase in the fourth quarter was due to losses on oil hedging contracts as a result of the continuing strength of oil prices throughout the quarter.

- Royalties for the fourth quarter were $7.84 million, an increase of $0.45 million from the prior quarter. The average royalty rate for the quarter increased to 23.8 percent from 22.8 percent from the third quarter due to adjustments related to prior periods.

- Production expenses totalled $6.28 million for the quarter, a $0.51 million or nine percent increase from the third quarter of 2004. On a per barrel of oil equivalent basis, production

expenses were $8.09 in the fourth quarter 2004 compared to $7.45 in the prior quarter, a nine percent increase. During the quarter, increased compression, treating and third-party processing costs were incurred for recently added natural gas production volumes. Increased costs were also incurred for well servicing and workovers related to oil production. Also, the fourth quarter included $0.26 million or $0.34 per barrel of equivalent of costs that related to prior periods.

- General and administrative expenses increased in the fourth quarter by $0.26 million over the third quarter of 2004. This is a 25 percent increase compared to the prior quarter and is primarily due to amounts for performance-based compensation for employees.

- Interest expense in the fourth quarter was $0.21 million, an increase of 109 percent or $0.10 million from the prior quarter. This increase is primarily due to the increase in the average debt level for the fourth quarter to $14.62 million compared to $9.35 million in the third quarter of 2004 and costs incurred in relation to the renewal of the Trust's credit facility in the fourth quarter.

- Capital and current income taxes decreased by $0.21 million or 40 percent from the third quarter of 2004. The decrease was due to United States current income taxes incurred in the third quarter of 2004.

Net earnings for the quarter increased $1.11 million to $5.33 million, a 26 percent increase compared to the third quarter 2004 earnings of $4.22 million. Net earnings track the cash flow from operations for the respective periods modified by non-cash charges, which included the following for the fourth quarter of 2004:

- Unit-based compensation expense decreased by $1.95 million during the fourth quarter of 2004 to $0.71 million, as the third quarter included the one-time charge of $2.17 million pertaining to the accelerated vesting of stock options related to the July 15, 2004 Arrangement.

- Depletion and depreciation expense increased by $0.76 million to $7.77 million in the fourth quarter. The additional expense resulted from the use of an updated depletion and depreciation rate of $10.00 per barrel of equivalent, compared to the prior quarter's $9.06 per barrel of equivalent charge. The increased per unit charges are calculated on the basis of the recently completed 2004 year-end reserve appraisal prepared by independent engineers that reflects Zargon's and the ongoing industry trend to higher finding and development costs, which are commensurate with the new economics of this current era of substantially higher commodity prices.

- Future income tax expense was $0.57 million during the quarter, a reduction of $0.81 million from the third quarter of 2004. As cash distributions are made from the Trust, the effective future tax rate is lowered. During the third quarter of 2004, only two months of distributions totalling $4.27 million were made, compared to three months of distributions made in the fourth quarter of 2004 totalling $6.43 million. This increase in the amount of distributions resulted in the lower amount of future taxes in the fourth quarter of 2004.

- Non-controlling interest related to exchangeable shares increased to $1.01 million in the fourth quarter, from $0.86 million in the third quarter (on a restated basis). The increase was due to an increase in net earnings before non-controlling interest in the fourth quarter.

Net capital expenditures were $15.25 million during the fourth quarter of 2004, a 35 percent reduction from the prior quarter amount of $23.64 million. If the third quarter's $10 million Southeast

Saskatchewan oil property acquisition is excluded, the fourth quarter capital program showed a 12 percent increase over the third quarter levels. During the fourth quarter of 2004, 16.1 net wells were drilled, compared to 15.2 net wells in the third quarter of 2004.

Zargon Energy Trust

CONSOLIDATED BALANCE SHEETS

As at December 31
($ thousand)

	2004	2003 (restated – note 3)
ASSETS *[note 5]*		
Current		
Accounts receivable *[note 11]*	**14,275**	12,183
Prepaid expenses and deposits	**2,953**	980
	17,228	13,163
Property and equipment *[note 4]*	**209,736**	167,888
	226,964	181,051
LIABILITIES		
Current		
Bank indebtedness *[note 5]*	**14,230**	6,978
Accounts payable and accrued liabilities	**24,153**	19,277
Cash distributions payable	**2,210**	-
	40,593	26,255
Asset retirement obligations *[notes 3 and 6]*	**14,390**	12,194
Future income taxes *[note 9]*	**41,830**	30,133
	96,813	68,582
Commitments and contingencies *[notes 11, 12 and 13]*		
NON-CONTROLLING INTEREST		
Exchangeable shares *[notes 3 and 8]*	**9,529**	-
UNITHOLDERS' EQUITY		
Unitholders' capital/share capital *[note 7]*	**45,755**	42,200
Contributed surplus *[note 7]*	**1,170**	264
Accumulated earnings	**84,399**	70,005
Accumulated cash distributions *[note 16]*	**(10,702)**	-
	120,622	112,469
	226,964	181,051

See accompanying notes to the consolidated financial statements.

Zargon Energy Trust

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

For the years ended December 31
($ thousand, except for per unit amounts)

	2004	2003 (restated – note 3)
Revenue		
Petroleum and natural gas revenue	**123,968**	101,657
Hedging *[note 11]*	**(4,568)**	(2,882)
Royalties (net of Alberta Royalty Tax Credit)	**(28,047)**	(22,508)
	91,353	76,267
Expenses		
Production	**21,692**	17,201
General and administrative *[note 18]*	**4,358**	3,542
Unit-based compensation *[note 7]*	**3,682**	264
Interest	**440**	771
Unrealized foreign exchange (gain) loss	**(564)**	(297)
Accretion of asset retirement obligations *[notes 3 and 6]*	**1,076**	1,172
Depletion and depreciation	**27,414**	19,660
	58,098	42,313
Earnings before income taxes	**33,255**	33,954
Income taxes *[note 9]*		
Future	**9,639**	9,187
Current	**1,114**	406
	10,753	9,593
Earnings for the year before non-controlling interest	**22,502**	24,361
Non-controlling interest – exchangeable shares *[notes 3 and 8]*	**(1,870)**	-
Earnings for the year	**20,632**	24,361
Accumulated earnings, beginning of year		
As previously reported	**70,125**	45,598
Retroactive application of change in accounting policy *[note 3]*	**(120)**	46
As restated	**70,005**	45,644
Reorganization costs *[note 17]*	**(6,238)**	-
Accumulated earnings, end of year	**84,399**	70,005
Net earnings per unit/per common share *[note 10]*		
Basic	**1.23**	1.37
Diluted	**1.20**	1.33

See accompanying notes to the consolidated financial statements.

Zargon Energy Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
($ thousand)

	2004	2003 (restated – note 3)
Operating activities		
Net earnings for the year	**20,632**	24,361
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares *[notes 3 and 8]*	**1,870**	-
Depletion and depreciation	**27,414**	19,660
Accretion of asset retirement obligations	**1,076**	1,172
Unit-based compensation *[note 7]*	**3,682**	264
Unrealized foreign exchange (gain) loss	**(564)**	(297)
Future income taxes	**9,639**	9,187
	63,749	54,347
Asset retirement expenditures	**(414)**	(287)
Changes in non-cash working capital	**19**	(936)
	63,354	53,124
Financing activities		
Advances (repayment) of bank indebtedness	**7,252**	(18,301)
Cash distributions to unitholders	**(10,702)**	-
Exercise of stock options	**2,867**	1,203
Changes in non-cash working capital	**2,148**	-
	1,565	(17,098)
Investing activities		
Additions to property and equipment	**(56,553)**	(45,124)
Proceeds on disposal of property and equipment	**280**	5,215
Reorganization costs *[note 17]*	**(9,443)**	-
Changes in non-cash working capital	**797**	3,883
	(64,919)	(36,026)
Change in cash, and cash end of year	**-**	-

See supplementary information contained in Note 14.

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004 and 2003
All amounts are stated in Canadian dollars unless otherwise stated.

1. STRUCTURE OF THE TRUST

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust ("Zargon" or the "Trust") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The trust units commenced trading on the TSX under the symbol "ZAR.UN" on July 21, 2004. The exchangeable shares commenced trading on the TSX under the symbol "ZOG.B" on August 4, 2004. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The costs of the reorganization were $9.44 million and are described in note 17.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas in Canada and the United States ("U.S.").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the Trust's accounting policies summarized below.

While the Trust commenced operations on July 15, 2004, these consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. Also, certain comparative figures have been reclassified to conform with the current presentation.

The consolidated financial statements include the accounts of Zargon Energy Trust, all subsidiaries and a partnership. All subsidiaries and the partnership are directly or indirectly owned and their operations are fully reflected in the consolidated financial statements.

Revenue Recognition

Petroleum and natural gas revenue is recognized in earnings when reserves are produced and delivered to the purchaser.

Joint Operations

The majority of the petroleum and natural gas operations of the Trust are conducted jointly with others, and accordingly, these financial statements reflect only the proportionate interests of the Trust in such activities.

Property and Equipment

The Trust follows the full cost method of accounting for its oil and natural gas operations whereby all costs relating to the acquisition, exploration and development of oil and natural gas reserves are capitalized and accumulated in separate cost centres for Canada and the United States. Such costs include land acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, and costs of drilling and equipping wells.

Depletion and depreciation of petroleum and natural gas properties and equipment is computed using the unit of production method based on the estimated proved reserves of petroleum and natural gas before royalties determined by independent consultants. For purposes of this calculation, reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. A portion of the cost of petroleum and natural gas rights relating to undeveloped properties is excluded from depletion calculations. Twenty percent of the year-end balance of these costs is added to the depletion base each year. Proceeds on the disposal of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized, unless such a disposal would result in a change in the depletion rate of 20 percent or more.

Depreciation of office equipment is provided using the declining balance method at an annual rate of 20 percent.

Impairment Test

The Trust applies an impairment test to petroleum and natural gas properties and equipment costs on an annual basis or as events or circumstances dictate. This impairment test is performed on both the Canadian and U.S. cost centres. An impairment loss exists when the carrying amount of the Trust's petroleum and natural gas properties and equipment exceeds the estimated undiscounted future net cash flows associated with the Trust's proved reserves (before royalties). If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust's proved and probable reserves are charged to income. Reserves are determined pursuant to evaluation by independent engineers as dictated by National Instrument 51-101. The calculation of future net cash flow is based on future prices as estimated by management relative to benchmark prices in future markets, discounted using a risk free rate (see note 4).

Asset Retirement Obligations

Zargon recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. Differences between the actual costs incurred and the fair value of the liability recorded are recognized to earnings in the period incurred.

Financial Instruments

Derivative financial instruments are utilized from time to time to reduce commodity price risk associated with the Trust's production of oil and natural gas. The base prices for the commodities are sometimes denominated in U.S. dollars and the Trust may also use such financial instruments to reduce the related foreign currency risk. Financial instruments may also be used from time to time to reduce interest rate risk on outstanding debt. The Trust does not enter into financial instruments for trading or speculative purposes.

The Trust follows a policy of using hedge instruments such as fixed price swaps, forward sales, puts, options and costless collars. The objective is to partially offset or mitigate the wide price swings commonly encountered in oil and natural gas commodities and in so doing to protect a minimum level of cash flow in periods of low commodity prices. The Trust's policy is to designate each derivative financial instrument employed as a hedge of a specific portion of projected production over the term of the instrument. The Trust formally documents its risk management objectives and strategies for undertaking the hedged transactions, the hedging item, the nature of the specific risk exposures being hedged, the intended term of the hedge relationship, the method for assessing effectiveness and the method of accounting for the hedging relationship. The effectiveness of the derivative is assessed on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values of the hedged items. The instruments employed may be denominated in U.S. or Canadian dollars. The Trust believes the derivative financial instruments used are effective as hedges over their term. In the event that a designated hedged item ceased to exist, any realized or unrealized gain or loss on such derivative commodity instruments is recognized in income immediately. If the hedge relationship is terminated, either via ineffectiveness or via termination of the designation, gains or losses previously deferred continue to be deferred and recognized when they are realized.

In the case of forward sales, the instrument can sometimes be satisfied by physical delivery. In all other cases the instrument is satisfied by payments or charges calculated by referring published prices to the agreed reference price in the terms and manner set out in the contract and paid or received monthly. In the case of physical delivery, the payment is part of the normal revenue stream. All other payments or charges are accounted for monthly as adjustments to revenue received.

Interest rate swap agreements may be used from time to time to manage the floating interest rate on the Trust's revolving bank debt. Such agreements involve the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. At December 31, 2004 and 2003 the Trust had no such financial instruments.

Foreign currency swap agreements may be used from time to time to manage the risk inherent in producing commodities whose price is based directly or indirectly on U.S. dollars, using a notional principal equal to the projected monthly revenue from their sale. Payments or charges are calculated and paid according to the terms of the agreement, usually with monthly settlement. Foreign currency swap agreements are designated as hedges of revenue that is received in Canadian dollars, but whose amount is determined in foreign currency. At December 31, 2004 and 2003 the Trust had no such financial instruments.

Gains or losses from all contracts, other than forward sales settled by physical delivery, are recognized as hedging gains or losses when realized.

Income Taxes

The Trust follows the liability method of tax allocation in accounting for income taxes. Under this method, the Trust records future income taxes for the effect of any differences between the accounting and income tax basis of an asset or liability using income tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change is substantively enacted.

Foreign Currency Translation

The Trust uses the temporal method of foreign currency translation, whereby the monetary assets and liabilities recorded in a foreign currency are translated into Canadian dollars at year-end exchange rates, and non-monetary assets and liabilities at the exchange rates prevailing when the assets were acquired or liability incurred. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses on translation are included in the consolidated statements of earnings.

Trust Unit Rights and Unit-Based Compensation

Under the Trust's unit rights incentive plan (the "Plan"), rights to purchase trust units are granted to directors, officers and employees at current market prices. Compensation expense for rights granted by the Trust subsequent to the Arrangement is based on the amount that the market price of the trust unit exceeds the original exercise price (grant price) for rights as at the date of the financial statements and is recognized in earnings over the vesting period of the Plan with an offsetting amount recorded to contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur. Stock options granted in 2003 and through to implementation of the Arrangement are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such, the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value using a Black-Scholes option-pricing model. No compensation expense has been recorded on options issued prior to 2003 (see note 7).

Per Unit Amounts

Per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The Trust follows the treasury stock method, which assumes that the proceeds received from "in-the-money" trust unit rights are used to repurchase units at the average market rate during the period. Diluted per unit amounts also include exchangeable shares using the "if-converted" method, whereby it is assumed the conversion of the exchangeable securities occurs at the beginning of the reporting period (or at the time of issuance if later).

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the assessment of these assets for impairment are based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

Inherent in the fair value calculation of asset retirement obligations, are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal and regulatory environments. To the extent future

revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.

Cash Distributions

The Trust declares monthly distributions of cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to satisfying its financing covenants. Such distributions are recorded as distributions of equity upon declaration of the distribution.

3. CHANGES IN ACCOUNTING POLICIES

Exchangeable Shares – Non-Controlling Interest

On January 19, 2005, the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Zargon Oil & Gas Ltd., a corporate subsidiary of the Trust, are publicly traded and have an expiry term, which could be extended at the option of the Board of Directors. Therefore, these securities are considered, by EIC-151, to be transferable to third parties and to have an indefinite life. EIC-151 states that if these criteria are met, the exchangeable shares should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of Unitholders' Equity.

In accordance with the transitional provisions of EIC-151, the Trust has retroactively restated prior periods dating back to the Plan of Arrangement dated July 15, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest of $9.53 million on the Trust's consolidated balance sheet as at December 31, 2004. Consolidated net earnings have been reduced for net income attributable to the non-controlling interest of $1.87 million in 2004. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which for 2004 resulted in an increase in property and equipment of $11.28 million, an increase of unitholders' equity by $0.62 million, and an increase in future income tax liability of $3.0 million. Cash flow was not impacted by this change.

Full Cost Accounting

On January 1, 2004, Zargon adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves determined using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. Since the fair values of the cost centres exceed the carrying value, there is no impact on the Trust's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligations

On January 1, 2004, Zargon retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Trust records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Trust expects to settle the retirement obligation. The asset retirement costs assigned to the long-lived assets are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per unit amounts for the year ended December 31, 2004 and 2003 is negligible as a result of adopting this new policy.

4. PROPERTY AND EQUIPMENT

($ thousand)	2004		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties and equipment	**295,533**	**97,680**	**197,853**
Adjustment due to conversion of exchangeable shares (see note 3)	**11,279**	**-**	**11,279**
Office equipment	**1,304**	**700**	**604**
	308,116	**98,380**	**209,736**

($ thousand) (restated – note 3)	2003		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties and equipment	237,860	70,351	167,509
Office equipment	1,009	630	379
	238,869	70,981	167,888

At December 31, 2004, petroleum and natural gas properties and equipment include $14.7 million (2003 – $14.5 million) relating to undeveloped properties that have been excluded from the depletion calculation.

An impairment test calculation was performed on the Trust's petroleum and natural gas properties and equipment at December 31, 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust's petroleum and natural gas properties and equipment. This impairment calculation was performed separately on both the Canadian and U.S. cost centres.

The following table outlines benchmark prices used in the impairment test at December 31, 2004:

Year	WTI Crude Oil ($US/bbl)	Exchange Rate $US/$Cdn	WTI Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/gj)
2005	42.60	0.83	51.33	6.02
2006	40.42	0.83	48.70	6.22
2007	39.11	0.83	47.12	5.85
2008	38.09	0.83	45.89	5.55
2009	37.37	0.83	45.02	5.26
2010-2014	37.35	0.83	45.00	5.09
Thereafter (inflation %)	2.0%	0.83	2.0%	2.0%

Actual prices used in the impairment test were adjusted for commodity price differentials specific to Zargon.

5. BANK INDEBTEDNESS

The Trust has a revolving demand credit facility that provides for a line of credit of $50.00 million bearing interest at prime (December 31, 2004 – 4.25 percent; 2003 – 4.50 percent) and has pledged an assignment of accounts receivable, a first floating charge on all of the Canadian assets and a fixed charge over certain property and equipment as collateral. In the normal course of operations Zargon enters into various letters of credit. At December 31, 2004 the approximate value of these letters of credit totalled $0.46 million (2003 - $0.50 million).

6. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on Zargon's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. Zargon has estimated the net present value of its total asset retirement obligations to be $14.39 million (2003 - $12.19 million) as at December 31, 2004, based on a total future liability of $59.12 million (2003 - $50.85 million). These payments are expected to be made over the next 30 years with the majority of the costs being incurred after 2012. Zargon used a discount rate of 8.5 percent which is based on a risk-free rate adjusted for credit risk and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	Year Ended December 31, 2004	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**1,696**	749
Liabilities settled	**(414)**	(287)
Accretion expense	**1,076**	1,172
Other	**(162)**	-
Balance, end of year	**14,390**	12,194

7. UNITHOLDERS' EQUITY

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares (see note 8) of the Company were issued in exchange for all of the outstanding shares of the Company on a one-for-one basis.

Common Shares of Zargon Oil & Gas Ltd. (no par value)	**December 31, 2004**		December 31, 2003	
(thousand)	**Number of Shares**	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised for cash	**534**	**2,867**	355	1,203
Stock-based compensation recognized	**-**	**69**	-	-
Trust units issued	**(14,866)**	**(36,219)**	-	-
Exchangeable shares issued	**(3,660)**	**(8,917)**	-	-
Balance, end of year	**-**	**-**	17,992	42,200

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units	**December 31, 2004**	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**14,866**	**36,219**
Issued on conversion of exchangeable shares	**475**	**9,536**
Balance, end of year	**15,341**	**45,755**

Compensation Plans

A summary of the status of the Trust's compensation expense for the year ended December 31, 2004 is presented below:

Compensation Expense	Year Ended December 31,	
($ thousand)	**2004**	2003
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**	264
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**	-
Unit-based compensation recognized subsequent to trust conversion	**1,170**	-
Balance, end of year	**3,682**	264

A summary of the status of the Trust's compensation plans as at December 31, 2004 and 2003 and changes during the years ended on those dates is presented below:

Stock Options

As part of the Arrangement to reorganize Zargon Oil & Gas Ltd. into a Trust, all common share options, vested and unvested, were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

	December 31, 2004		December 31, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price** ($/stock option)	Number of Shares (thousand)	Weighted Average Exercise Price ($/stock option)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	459	9.50
Exercised	**(534)**	**5.39**	(355)	3.39
Cancelled prior to trust conversion	**(9)**	**9.61**	(22)	9.30
Cancelled immediately prior to trust conversion	**(1,184)**	**11.03**	-	-
Outstanding at end of year	-	-	1,297	7.05
Options exercisable at year end	-	-	985	6.25

Stock-Based Compensation (see Compensation Expense table above)

Compensation expense of $0.34 million was recognized for the 2004 year as a result of regular vesting of unvested stock options prior to the Arrangement. Additionally, as a result of cancelling the stock-option plan pursuant to the Arrangement, compensation expense for the year ended December 31, 2004 of $2.17 million resulted from accelerating of unvested stock options. Both of these non-cash expenses have been recognized as part of unit-based compensation expense on the income statement for the twelve month period.

Under this stock-option plan, the Company had calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted under the stock option plan was based on the estimated fair values at the time of the grant and the expense was recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include an annualized volatility factor of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the year ended December 31, 2003 would be reduced by $0.21 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 year. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

Trust Unit Rights Incentive Plan

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the plan vest over a three-year period and expire five years from the grant date.

The following table summarizes information about the Trust's unit rights:

	December 31, 2004	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($/unit right)
Outstanding at beginning of year	-	-
Unit rights granted	579	17.79
Outstanding at end of year	579	17.79
Unit rights exercisable at year end	-	-

The following table summarizes information about unit rights outstanding at December 31, 2004:

	Unit Rights Outstanding			Unit Rights Exercisable	
Range of Exercise Prices ($/unit right)	Number Outstanding at 12/31/04 (thousand)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price ($/unit right)	Number Exercisable at 12/31/04 (thousand)	Weighted Average Exercise Price ($/unit right)
17.70	546	4.1 years	17.70	-	-
19.25	33	4.1 years	19.25	-	-
	579		17.79	-	-

Unit-Based Compensation (see Compensation Expense table above)

The Plan allows for the exercise price of rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the Plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the original exercise price (grant price) for rights issued as at the date of the interim unaudited consolidated financial statements and is recognized in earnings over the vesting period of the Plan. Compensation expense for the unit rights for the year ended December 31, 2004 was $1.17 million.

Compensation expense associated with rights granted under the Plan is recognized in earnings, on a straight-line basis, over the vesting period of the Plan with a corresponding increase or decrease in

contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

Contributed Surplus

The following table summarizes information about the Trust's contributed surplus account:

($ thousand)	
Balance, December 31, 2002	-
Stock-based compensation expense for 2003	**264**
Balance, December 31, 2003	**264**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Stock-based compensation recognized on exercise of stock options	**(69)**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Stock-options cancelled immediately prior to trust conversion	**(2,707)**
Balance at trust conversion	-
Unit-based compensation recognized subsequent to trust conversion	**1,170**
Balance, December 31, 2004	**1,170**

8. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the year, a total of 474,000 exchangeable shares were converted into 475,000 trust units based on the exchange ratio at the time of conversion. At December 31, 2004, the exchange ratio was 1.02583 trust units per exchangeable share. As set out in the Arrangement, the exchangeable shares are entitled to vote equally to the number of trust units for which each exchangeable share is convertible into a trust unit on the record date. The Board of Directors of Zargon Oil & Gas Ltd. hold the option to redeem all outstanding exchangeable shares for trust units on or before July 15, 2014. At such time, should the Board not extend the term of the shares, there will be no remaining non-controlling interest.

The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" in 2004. Per EIC-151, if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the

trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

Non-Controlling Interest - Exchangeable Shares	**December 31, 2004**	
(thousand, except exchange ratio)	**Number of Shares**	**Amount ($)**
Non-controlling interest - exchangeable shares issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**3,660**	**8,917**
Exchanged for trust units at book value and including earnings attributed since Plan of Arrangement	**(474)**	**(1,258)**
Earnings attributable to non-controlling interest	**-**	**1,870**
Balance, end of year	**3,186**	**9,529**
Exchange ratio, end of year	**1.02583**	
Trust units issuable upon conversion of exchangeable shares, end of year	**3,268**	

The proforma total units outstanding at year-end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving rise to the exchange ratio at the end of the year is 18.61 million units.

9. INCOME TAXES

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no current tax provision for Canadian income tax expense has been made in the Trust. Canadian Large Corporations tax, capital taxes and U.S. income taxes are provided for under current income tax expense.

In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.

Income taxes differ from the amounts that would be obtained by applying statutory income tax rates to earnings before income taxes as follows:

($ thousand)	2004	2003 (restated – note 3)
Statutory income tax rate	**39.96%**	41.58%
Expected income taxes	**13,289**	14,118
Add (deduct) income tax effect of:		
Non-deductible Crown charges, net of Alberta Royalty Tax Credit	**4,928**	3,856
Resource allowance	**(4,438)**	(4,724)
Rate adjustment	**947**	(4,314)
Cash distributions	**(4,277)**	-
Large corporation tax, capital taxes, and U.S. income taxes	**1,114**	406
Other	**(810)**	251
	10,753	9,593

As at December 31, 2004, Zargon has exploration and development costs, unamortized petroleum and natural gas property expenditures, undepreciated capital costs and unamortized share issue costs available for deduction against future taxable earnings in aggregate of approximately $79 million (December 31, 2003 – $79 million).

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of Zargon's net future income tax liability are as follows:

($ thousand)	2004	2003 (restated – note 3)
Net book value of property and equipment in excess of tax pools	**33,279**	19,501
Deferred partnership earnings	**14,153**	13,637
Asset retirement obligation	**(5,107)**	(2,211)
Non-capital loss carry forwards	**-**	(395)
Share issue costs	**(126)**	(240)
Alberta royalty tax deduction	**(369)**	(159)
	41,830	30,133

10. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

(thousand)	2004	2003
	(units)	(shares)
Basic	**16,818**	17,824
Diluted	**18,723**	18,373

Dilution amounts of 1,905,000 (2003 – 549,000) were added to the weighted average number of units/common shares outstanding during the year in the calculation of diluted per unit/common share amounts. These unit/share additions represent the dilutive effect of unit rights/stock options according to the treasury stock method, and also include exchangeable shares using the "if-converted" method. In 2004, an adjustment to the numerator amount was required in the diluted calculation to provide for the earnings ($1.87 million) attributable to the non-controlling interest pertaining to the exchangeable shareholders.

11. FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

Financial instruments of the Trust consist of accounts receivable, deposits, accounts payable and accrued liabilities, bank indebtedness, and cash distributions payable. As at December 31, 2004 and 2003, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk management

Accounts receivable include amounts receivable for petroleum and natural gas sales that are generally made to large credit-worthy purchasers, and amounts receivable from joint venture partners that are recoverable from production. Accordingly, the Trust views credit risks on these amounts as low. Of Zargon's significant individual accounts receivable at December 31, 2004, approximately 28 percent was owing from one company (2003 – 21 percent).

The Trust is exposed to losses in the event of non-performance by counterparties to hedge transactions. The Trust minimizes credit risk associated with possible non-performance to these financial instruments by entering into contracts with only investment grade counterparties, limits on exposures to any one counterparty, and monitoring procedures. The Trust believes these risks are minimal.

Interest rate risk management

Borrowings under bank credit facilities are for short periods and are market-rate-based (variable interest rates); thus carrying values approximate fair values.

Foreign currency risk management

The Trust is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil, and to a large extent natural gas prices, are based upon reference prices denominated in U.S. dollars, while the majority of the Trust's expenses are denominated in Canadian

dollars. When appropriate, the Trust enters into agreements to fix the exchange rate of Canadian dollars to U.S. dollars in order to manage this risk.

Commodity price risk management

The Trust enters into hedge transactions on oil and natural gas. The agreements entered into are forward transactions providing the Trust with a range of fixed prices on the commodities sold.

The Trust has outstanding contracts at December 31, 2004 and 2003 as follows:

At December 31, 2004

	Volume	Rate	Price	Range of Terms
Financial Hedges				
Oil swaps	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	146,000 bbl	400 bbl/d	$44.05 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05–Dec. 31/05
	36,200 bbl	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Jan. 1/06–Jun. 30/06
Natural gas swaps	180,000 gj	2,000 gj/d	$6.27/gj	Jan. 1/05–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	180,000 gj	2,000 gj/d	$6.75/gj Put $9.55/gj Call	Jan. 1/05–Mar. 31/05
	180,000 gj	2,000 gj/d	$6.75/gj Put $9.80/gj Call	Jan. 1/05–Mar. 31/05
	453,000 gj	3,000 gj/d	$5.90/gj Put $10.00/gj Call	Nov. 1/05–Mar. 31/06
	428,000 gj	2,000 gj/d	$6.00/gj Put $8.01/gj Call	Apr. 1/05–Oct. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 1/05–Oct. 31/05
Physical Hedges				
Natural gas swaps	180,000 gj	2,000 gj/d	$8.35/gj	Jan. 1/05–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$6.05/gj	Apr. 1/05–Oct. 31/05

At December 31, 2003

	Volume	Rate	Price	Range of Terms
Financial Hedges				
Oil swaps	36,400 bbl	200 bbl/d	$26.44 US/bbl	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$27.10 US/bbl	Jul. 1/04–Dec. 31/04
Oil collars	36,400 bbl	200 bbl/d	$22.50 US/bbl Put $26.85 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.65 US/bbl Call	Jan. 1/04–Jun. 30/04
	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
Natural gas swaps	364,000 gj	4,000 gj/d	$7.21/gj	Jan. 1/04–Mar. 31/04
	856,000 gj	4,000 gj/d	$5.15/gj	Apr. 1/04–Oct. 31/04
Natural gas collars	91,000 gj	1,000 gj/d	$5.50/gj Put $7.90/gj Call	Jan. 1/04–Mar. 31/04
	428,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Apr. 1/04–Oct. 31/04
Natural gas put	273,000 gj	3,000 gj/d	$5.00/gj	Jan. 1/04–Mar. 31/04

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars and puts are settled against the AECO pricing index.

At December 31, 2004, $1.14 million would have been received to settle the above contracts and, of this amount $0.71 million related to financial hedges and $0.43 million related to physical hedges. At December 31, 2003, the cost to settle the above contracts would have been $0.89 million. These instruments have no book values recorded in the consolidated financial statements.

12. COMMITMENTS

The Trust is committed to future minimum payments for natural gas transportation contracts in addition to operating leases for office space, office equipment, vehicles and field equipment. Payments required under these commitments for each of the next four years are: 2005–$1.88 million; 2006–$0.71 million; 2007–$0.43 million; 2008–$0.07 million; and thereafter $0.03 million.

13. CONTINGENCIES AND GUARANTEES

In the normal course of operations, Zargon executes agreements that provide for indemnification and guarantees to counterparties in transactions such as the sale of assets and operating leases.

These indemnifications and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities or as a result of litigation that may be suffered by counterparties.

Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

The Trust indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Trust to the extent permitted by law. The Trust has acquired and maintains liability insurance for its directors and officers. The Trust is party to various legal claims associated with the ordinary conduct of business. The Trust does not anticipate that these claims will have a material impact on the Trust's financial position.

14. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	2004	2003
Cash interest paid	**448**	714
Cash taxes paid	**794**	360

15. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the U.S.

($ thousand)	2004		
	Canada	**United States**	**Combined**
Petroleum and natural gas revenue	**108,484**	**15,484**	**123,968**
Property and equipment	**184,860**	**24,876**	**209,736**
Total assets	**200,171**	**26,793**	**226,964**
Net capital expenditures	**51,464**	**4,809**	**56,273**

($ thousand) (restated – note 3)	2003		
	Canada	**United States**	**Combined**
Petroleum and natural gas revenue	90,034	11,623	101,657
Property and equipment	145,210	22,678	167,888
Total assets	157,583	23,468	181,051
Net capital expenditures	33,373	6,536	39,909

16. ACCUMULATED CASH DISTRIBUTIONS

During the year, the Trust paid or declared distributions to the unitholders in the aggregate amount of $10.70 million (2003 - $nil) in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
August 2004	August 31, 2004	September 15, 2004	$0.14
September 2004	September 30, 2004	October 15, 2004	$0.14
October 2004	October 31, 2004	November 15, 2004	$0.14
November 2004	November 30, 2004	December 15, 2004	$0.14
December 2004	December 31, 2004	January 17, 2005	$0.14

17. ZARGON ENERGY TRUST REORGANIZATION

The following costs were incurred to reorganize Zargon Oil & Gas Ltd. into a trust, effective July 15, 2004:

($ thousand)	
Cash payout of stock options	7,875
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,568
Total reorganization costs	9,443

Of the above amounts, $2.71 million was charged to contributed surplus relating to recognized stock-based compensation under the previous stock option plan for the Company. The remaining $6.73 million ($6.24 million net of taxes) was charged directly against accumulated earnings.

18. RELATED PARTY TRANSACTIONS

During the year, Zargon paid $0.15 million in consulting fees to a company owned by the Chairman of the Board; $0.05 million for vehicle leases to a company owned by a Board member; and $0.53 million for legal services in conjunction with the Arrangement to a law firm in which a Board member is a partner. These payments were in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

Forward Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this press release are as of March 14, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN", exchangeable shares of Zargon trade under the symbol "ZOG.B".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 4, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST RELEASES US TAX INFORMATION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") today released information necessary for 2004 United States ("U.S.") tax reporting. Zargon's tax advisors have provided advice, for U.S. federal income tax purposes, that the units of Zargon more likely than not will be properly classified as equity in a corporation, rather than as debt, and that dividends paid to its individual U.S. unitholders should be qualified dividends. As such, the distributions made during 2004 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon Zargon's current and/or accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax principals.

With respect to cash distributions paid in 2004 to U.S. individual unitholders, 100 percent should be reported as qualified dividends.

Zargon is not required to issue Form 1099 DIV's; however, U.S. unitholders may have previously received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Form 1099 DIV's. There may be certain individual circumstances where the dividends may not be qualified dividends (such as in situations where the individual unitholder does not meet a holding period test). Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Zargon trust units.

The information contained in this press release is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any holder or potential holder of Zargon trust units.

Canadian resident taxpayers should note that the above information has no impact on the previously disclosed Canadian tax information.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.
For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 4, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.03726 to 1.04292. This increase will be effective on March 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
February 28, 2005	1.03726	$0.14	$25.64324	0.00566	March 15, 2005	1.04292

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.665 million trust units (ZAR.UN) and 2.913 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the March 15, 2005 revised exchange ratio there would be a total of 18.703 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: March 2, 2005

TSX SYMBOL: ZAR.UN

ZARGON ENERGY TRUST ANNOUNCES CANADIAN TAX TREATMENT OF 2004 DISTRIBUTIONS

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") announces that for Canadian tax reporting purposes, cash distributions paid to Unitholders in the 2004 taxation year were 100% taxable.

The information contained herein is based on Zargon's understanding of the Canadian Income Tax Act and is provided for general information purposes only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

UNITS HELD WITHIN AN RRSP, RRIF OR DPSP

With respect to units of Zargon Energy Trust held in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan (DPSP) during 2004, no amount should be reported on the 2004 individual Income Tax Return ("T1").

UNITS HELD OUTSIDE AN RRSP, RRIF OR DPSP

Zargon unitholders who held trust units outside an RRSP, RRIF or DPSP will receive a T3 Supplementary Slip for 2004 ("T3") that will report the taxable portion of such distributions as "other income" in Box 26 of their T3. Registered unitholders will receive their T3 slip from Zargon's transfer agent, Valiant Trust Company, while beneficial unitholders who held units through intermediaries such as investment advisers will be receiving T3 receipts from their advisor or other intermediary.

FOR CANADIAN TAXPAYERS

The following table summarizes, on a monthly basis, cash distributions received in 2004 by unitholders, indicating that the full amount is taxable and no portion is considered to be a return of capital.

Record Date	Payment Date	Taxable Amount (Other Income)	Return of Capital	Total Cash Distribution
August 31, 2004	September 15, 2004	$0.14	$0.00	$0.14
September 30, 2004	October 15, 2004	$0.14	$0.00	$0.14
October 31, 2004	November 15, 2004	$0.14	$0.00	$0.14
November 30, 2004	December 15, 2004	$0.14	$0.00	$0.14
December 31, 2004	January 17, 2005	$0.14	$0.00	$0.14
	Total	$0.70	$0.00	$0.70

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN", exchangeable shares of Zargon trade under the symbol "ZOG.B".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

February 25, 2005

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
New Brunswick Administrator of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Zargon Energy Trust
CUSIP: 989 132 105
Annual General Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Zargon Energy Trust:

Issuer:	Zargon Energy Trust
CUSIP/ ISIN:	989132105 / CA9891321056
Type of Meeting:	Annual General Meeting of Unitholders
Meeting Date:	April 28, 2005
Record Date:	March 24, 2005
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Zargon Energy Trust.

Yours truly,

Concepcion Jalbuena
Manager, Income Trusts

c.c. Zargon Energy Trust
Attn: Ms. Tracy Howard

FOR IMMEDIATE RELEASE: February 17, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS FEBRUARY 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of February in the amount of Cdn. $0.14 per trust unit will be paid on March 15, 2005 to unitholders of record on February 28, 2005. The ex-distribution date is February 24, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.619 million trust units (ZAR.UN) and 2.958 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the February 15, 2005 revised exchange ratio there would be a total of 18.687 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: February 7, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.03170 to 1.03726. This increase will be effective on February 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
January 31, 2005	1.03170	$0.14	$25.98343	0.00556	February 15, 2005	1.03726

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.619 million trust units (ZAR.UN) and 2.958 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the February 15, 2005 revised exchange ratio there would be a total of 18.687 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: January 17, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS JANUARY 2005 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of January in the amount of Cdn. $0.14 per trust unit will be paid on February 15, 2005 to unitholders of record on January 31, 2005. The ex-distribution date is January 27, 2005.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.341 million trust units (ZAR.UN) and 3.186 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the January 17, 2005 revised exchange ratio there would be a total of 18.628 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: January 5, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.02583 to 1.03169. This increase will be effective on January 17, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
December 31, 2004	1.02583	$0.14	$24.47914	0.00587	January 17, 2005	1.03170

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310,6 06 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.341 million trust units (ZAR.UN) and 3.186 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the January 17, 2005 revised exchange ratio there would be a total of 18.628 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: December 16, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS DECEMBER 2004 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of December in the amount of Cdn. $0.14 per trust unit will be paid on January 17, 2005 to unitholders of record on December 31, 2004. The ex-distribution date is December 29, 2004.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.306 million trust units (ZAR.UN) and 3.220 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 15, 2004 revised exchange ratio there would be a total of 18.610 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: December 6, 2004



TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.01977 to 1.02583. This increase will be effective on December 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2004	1.01977	$0.14	$23.57576	0.00606	December 15, 2004	1.02583

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.306 million trust units (ZAR.UN) and 3.220 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 15, 2004 revised exchange ratio there would be a total of 18.610 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: November 18, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS NOVEMBER 2004 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of November in the amount of Cdn. $0.14 per trust unit will be paid on December 15, 2004 to unitholders of record on November 30, 2004. The ex-distribution date is November 26, 2004.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.298 million trust units (ZAR.UN) and 3.229 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2004 revised exchange ratio there would be a total of 18.590 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: November 11, 2004

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Brent C. Heagy, Vice President, Finance and Chief Financial Officer of Zargon Oil & Gas Ltd., on behalf of Zargon Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Energy Trust, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: November 11, 2004

"B.C. Heagy"

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Q3 2004

Zargon

ZARGON ENERGY TRUST

FINANCIAL & OPERATING HIGHLIGHTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

The third quarter of 2004 marked the inaugural quarter for Zargon Energy Trust ("Zargon" or the "Trust"). On July 15, 2004 court approval was received for the reorganization of Zargon Oil & Gas Ltd. ("the Company") into a sustainable income trust. Although structurally reorganized, Zargon Energy Trust retained all of the key elements; including the properties, staff, Board of Directors and operating business philosophies that provided the foundation for Zargon Oil & Gas Ltd.'s successful eleven-year history as a public Company. Consequently, the reorganization has been treated as a continuity of interest and the Trust's financial statements for the period ended September 30, 2004 are reported as though the Trust had always carried on the business of the Company.

Highlights from the third quarter and nine months ended September 30, 2004 are noted below:

- Historically high commodity prices held throughout the third quarter, resulting in record quarterly revenues of $32.41 million, five percent above the preceding quarter and 36 percent above $23.76 million in third quarter 2003. Revenue for the nine months to September 30, 2004 was also a record at $91.07 million.

- Third quarter 2004 production averaged 8,405 barrels of equivalent per day, an increase of three percent from the preceding quarter and 13 percent from third quarter 2003. Third quarter production on a per unit basis (previously per share) was two percent higher than the preceding quarter and nine percent higher than the 2003 third quarter. The production gains were primarily provided from successful natural gas drilling programs in Zargon's West Central and Alberta Plains core areas that brought the average natural gas production for the quarter to 29.90 million cubic feet per day. Oil and liquids production averaged 3,422 barrels per day for the 2004 third quarter and was supported by the late July acquisition of operated producing interests in the Weyburn, Saskatchewan area of the Williston Basin.

- Cash flow from operations for the third quarter 2004 of $16.13 million was two percent less than the preceding quarter but represented an increase of 31 percent from the $12.34 million reported in third quarter 2003. The record level of cash flow in the nine month period to September 30, 2004 of $48.39 million is directly attributable to the combination of very high commodity prices and increased production volumes. The unprecedented commodity prices produced hedging losses of $1.43 million for the 2004 third quarter and $3.01 million for the 2004 nine month period.

- The Trust provided for its first two monthly cash distributions of $0.14 per unit in the 2004 third quarter. This monthly unit distribution rate is equivalent to approximately 48 percent of the Trust's third quarter cash flow of $0.87 per diluted unit. Cash distributions totaled $4.27 million for the months of August and September and due to the effect of the exchangeable share component of Zargon's capitalization equated to approximately 40 percent of the cash flow for the comparable two month period. Capital expenditures for the third quarter included $12.55 million for a very active field exploration and development program and $11.09 million for the acquisition of oil and gas properties.

- Net earnings for the nine months ended September 30, 2004 of $16.17 million is 20 percent lower than the corresponding period of 2003 where the future taxes provision contained a large multi-year adjustment for reduced federal tax rates.

(unaudited)	Three months ended September 30 2004	2003	Percent Change	Nine months ended September 30 2004	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**32.4**	23.8	36	**91.1**	77.1	18
Cash flow from operations	**16.1**	12.3	31	**48.4**	41.1	18
Cash distributions	**4.3**	–	–	**4.3**	–	–
Net earnings (note 1)	**5.1**	4.4	15	**16.2**	20.3	(20)
Net capital expenditures	**23.6**	12.1	95	**41.0**	27.1	51
Per Unit, Diluted (note 2)						
Cash flow from operations ($/unit)	**0.87**	0.67	30	**2.58**	2.24	15
Net earnings ($/unit) (note 1)	**0.27**	0.24	13	**0.86**	1.11	(23)
Cash Distributions ($/trust unit)	**0.28**	–	–	**0.28**	–	–
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**190.6**	161.2	18
Bank indebtedness				**9.8**	8.9	10
Unitholders' equity (note 1)				**121.3**	107.8	12
Total Units Outstanding at Period End (million) (note 3)				**18.55**	17.89	4
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,422**	3,341	2	**3,348**	3,269	2
Natural gas (mmcf/d)	**29.90**	24.77	21	**28.81**	23.90	21
Equivalent (boe/d) (note 4)	**8,405**	7,470	13	**8,149**	7,252	12
Equivalent per million units (boe/d) (note 4)	**457**	418	9	**445**	408	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**49.74**	36.39	37	**44.73**	37.95	18
Natural gas ($/mcf)	**6.09**	5.51	11	**6.34**	6.63	(4)
Wells Drilled, Net	**15.2**	11.5	32	**33.5**	22.5	49
Undeveloped Land at Period End (thousand net acres)				**399**	379	5

Note 1: Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

Note 2: The diluted per unit amounts are calculated using the diluted weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Note 3: Total units outstanding include trust units plus the exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Note 4: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Average daily production per million units is calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

PRODUCTION*

Natural gas production volumes averaged 29.90 million cubic feet per day in the three months ended September 30, 2004, a gain of 21 percent from the corresponding period of 2003. As a sustainable trust, one of Zargon's key initiatives will be to offset the naturally occurring gas production rate declines through production additions derived from field-related exploration and development capital expenditures. Over the last three years Zargon has been successful in maintaining stable natural gas production volumes at Zargon's principal gas property located at Jarrow in the Alberta Plains. In 2004, field-related capital programs have continued to be successful in maintaining Jarrow production volumes. Specifically, in the third quarter several promising Jarrow wells were drilled that were not tied-in by quarter-end, but should permit continued stable production volumes for the majority of the upcoming winter. In addition to the successful Alberta Plains capital programs, Zargon has posted significant corporate natural gas production gains over the last year from successful exploration initiatives in the Highvale, Pembina and Peace River Arch properties of the West Central Alberta core area.

Oil and liquid production of 3,422 barrels per day in the 2004 third quarter and 3,348 barrels per day in the nine months ended September 30, 2004 provided gains of two percent in each case over the comparable periods of 2003. On July 26, 2004 Zargon closed a 250 barrels per day acquisition in the Weyburn, Saskatchewan area of the Williston Basin. These interests have now been integrated with Zargon's existing holdings and provide further development and waterflood enhancement activities. Recently drilled successful oil wells at Weyburn, Saskatchewan and Haas, North Dakota have now been placed on production and should offset the Trust's corporate declines and provide the basis for the projected corporate fourth quarter oil production gains. Going forward, the Williston Basin will receive an expanded capital drilling and facility budget to accelerate the development of Zargon's very large inventory of waterflood and exploitation projects.

OIL AND LIQUID PRODUCTION
(bbl/d)


3,341
3,340
3,355
3,266
3,422
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

EXPLORATION AND EXPLOITATION*

During the 2004 third quarter, Zargon drilled 17 gross wells (15.2 net) that delivered 12.0 net natural gas wells, 2.2 net oil wells and 1.0 net dry hole for a 93 percent success ratio. Natural gas wells drilled in the third quarter include 7.4 net wells at Jarrow and 2.0 net wells at Hamilton Lake, also in the Alberta Plains area, plus 2.6 net wells in West Central Alberta. The third quarter's 2.2 net oil wells were all related to oil development or waterflood exploitation projects in the Williston Basin.

During the third quarter, Zargon concluded its initial earning phase on an industry farm-in on the Blackfeet Indian reservation in northern Montana, United States. During this first phase exploration program two wells were drilled, one suspended well was completed and two existing wells were production tested. Following a thorough evaluation of the exploration results, Zargon elected to not commit to further exploration expenditures on this large land block and has consequently forfeited the right to earn further interests. For the nine months ended September 30, 2004 the Trust drilled 33.5 net wells yielding 25.2 net gas wells, 4.3 net oil wells and 4 net dry holes, which equates to an 88 percent success ratio.

NATURAL GAS PRODUCTION
(mmcf/d)


24.77
28.08
27.21
29.30
29.90
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

A very active drilling program is scheduled for the 2004 fourth quarter with eight wells planned in the Alberta Plains and eight wells scheduled for West Central Alberta. In addition, at least two oil exploitation wells will be drilled in our Williston Basin core area taking the corporate year-end totals to approximately 48 net wells. Following an unseasonably wet summer, Zargon's tie-in and completion work on a backlog of new natural gas wells is continuing briskly and significant progress has also been made on the Williston Basin waterflood enhancement projects at Haas, North Dakota and Frys, Carnduff and Steelman, Saskatchewan.

One of the key elements of Zargon's business strategy is to sustain per unit natural gas production volumes through ongoing exploration and development capital programs. These programs are supported by a large inventory of undeveloped land that totaled 399 thousand net acres at the end of the third quarter. Despite the current very competitive Crown land sale environment, Zargon will continue to at least partially offset Crown land expiries with an active undeveloped Crown land acquisition program that replenishes Zargon's inventory of natural gas exploration opportunities.

PRODUCTION
(boe/d)


7,470
8,020
7,889
8,150
8,405
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

ACQUISITIONS/DISPOSITIONS

In the third quarter, Zargon acquired a portfolio of oil properties in the Weyburn, Saskatchewan area of the Williston Basin. These properties, which include operated interests in six small Units, integrate well with our existing properties and in most cases added to existing holdings. They are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase price was $10 million and the acquisition brought approximately 250 barrels per day of additional oil production. For the nine months ended September 30, 2004, net property acquisitions totaled $11.61 million.

ZARGON ENERGY TRUST BUSINESS STRATEGY*

The July 15, 2004 corporate reorganization created a sustainable energy trust named Zargon Energy Trust. The Trust functions by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production and reserve levels on a per unit basis through the reinvestment of the remaining cash flow from operations. These exploration and development capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production and reserve growth, but only on a value added opportunistic basis.

GUIDANCE*

In a May 17, 2004 press release relating to the pending reorganization, third quarter 2004 production guidance for the Trust was set at 8,400 barrels of equivalent per day based on estimates of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids. These guidance levels were almost exactly met with third quarter actual results of 29.90 million cubic feet per day of natural gas and 3,422 barrels per day of oil and liquids, giving 8,405 barrels of equivalent per day. The Trust's current operating objective is to maintain production of natural gas while seeking modest growth in oil and liquids production, in both cases through internally generated exploration and development capital programs. Accordingly, the Trust anticipates production for the fourth quarter will average 8,500 barrels of equivalent per day, comprised of 30 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids.

Upon signing the third quarter 2004 Weyburn property acquisition, Zargon increased its 2004 capital budget to $45 million with $35 million allocated to exploration and development activities and $10 million assigned to property acquisitions. With net capital expenditures of $41.02 million to September 30 and a strong fourth quarter field plan, we now anticipate that capital expenditures for 2004 will reach $50 million and will be comprised of $38 million of field related exploration and development expenditures plus $12 million of property acquisitions. With higher than anticipated capital expenditures in the first nine months, the Trust's net debt climbed to $16.75 million at the end of the third quarter, a level that represents approximately three months of current cash flows. Looking forward we expect that the Trust will continue to maintain the strong balance sheet that has been a feature of Zargon's past performance and that will provide the Trust with financial flexibility during the inevitable future periods of lower commodity prices.

For 2005, Zargon has set its preliminary field-related exploration and development capital budget at $40 million. This exploration and development capital budget is essentially equally divided between Zargon's Alberta Plains, West Central Alberta and Williston Basin core areas and projects the drilling of more than 50 net wells. The 2005 budget does not designate a property or corporate acquisition component, as additional funds will be allocated when appropriate value-added acquisitions have been sourced. Property or corporate acquisition programs will be funded by bank debt or possibly equity issues. Future acquisitions will focus on underdeveloped oil properties (particularly in the Williston Basin) or undeveloped lands that will provide Zargon opportunities to sustain production and reserves on a per unit basis through efficient exploration and development capital programs.

** Please see comments on "Forward-Looking Statements" on the last page of this report.*

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil (boe). Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas being equal to one barrel of oil is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. The Trust's determination of cash flow from operations may not be comparable to that reported by other companies or trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of November 10, 2004.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the nine months ended September 30, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE THIRD QUARTER

- Monthly distributions of $0.14 per unit from the Trust commenced during the quarter with a total of $4.27 million ($0.28 per unit) declared distributable to unitholders. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.
- Reorganization costs related to the Arrangement of $9.44 million were charged to unitholders' equity during the quarter of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement.
- On July 26, 2004 a portfolio of operated producing property interests in the Weyburn area of Southeast Saskatchewan was purchased for approximately $10 million. This purchase adds approximately 250 barrels per day of oil production to Zargon.

FINANCIAL ANALYSIS

In the first nine months of 2004, Zargon increased petroleum and natural gas revenues, natural gas production, and oil and liquids production by 18 percent, 21 percent, and two percent respectively compared to the nine month period ended September 30, 2003. With continued strength in oil prices, the average oil price which Zargon received during the first nine months of 2004 was $44.73 per barrel before hedges, an increase of $6.78 per barrel from the first nine months of 2003. The average natural gas price received before hedges for the first nine months was $6.34 per thousand cubic feet, a decrease of four percent from the comparable period in 2003. Third quarter revenues for 2004 were $32.41 million, a 36 percent increase compared to the third quarter of 2003 and five percent higher than the preceding quarter. The average oil price received before hedges in the third quarter of 2004 was $49.74 per barrel, a 37 percent and 12 percent increase from the 2003 third quarter and the second quarter of 2004, respectively. Natural gas prices remained strong for the summer season at an average of $6.09 per thousand cubic feet before hedges in the third quarter. This was an increase of 11 percent and a decrease of nine percent, respectively, over the 2003 third quarter and the second quarter of 2004.

Natural gas production volumes were 29.90 million cubic feet per day in the third quarter of 2004, an increase of 21 percent over 2003 third quarter levels and a two percent increase from the preceding quarter volume of 29.30 million cubic feet per day. Production from successful drilling programs during the quarter were partially offset by natural declines and delays in completions and tie-in activities due to wet field conditions. In the third quarter, oil and liquids production was 3,422 barrels per day, an increase of two percent compared to the third quarter of 2003 and a five percent increase from the second quarter of 2004. The increase in the third quarter was attributable to the acquisition on July 26th of a group of operated interests in the Weyburn, Saskatchewan area of the Williston Basin with aggregate production additions of approximately 250 barrels per day.

Hedging losses in third quarter 2004 were $1.43 million compared to $0.35 million in the 2003 third quarter and $1.31 million in the second quarter of 2004. The primary driver for these losses was the continuation of record high oil prices along with strong Alberta natural gas prices. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year. This policy, which is designed to protect a minimum level of cash flow in the event of falling prices, generates hedging losses in periods of sustained rising prices such as 2003-2004. For the nine months ended September 30, 2004, total hedging losses are $3.01 million compared to $3.05 million for the comparable period in 2003. In 2003, the losses were largely due to increases in natural gas prices for the period. In 2004, the losses to date are primarily attributable to the strength in oil prices. If oil and natural gas prices continue their strength, continued losses can be expected for the last quarter of 2004. For a complete listing of hedges as at September 30, 2004 refer to note 8 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $7.39 million for the third quarter of 2004, an increase of seven percent from the preceding quarter and 30 percent from the 2003 third quarter. As a percentage of gross revenue, royalty rates have remained relatively constant at 22.2 percent for the nine months to September 30, 2004. The third quarter 2004 rate of 22.8 percent compares to 22.2 percent in the second quarter and 24.0 percent for the third quarter 2003.

On a unit of production basis, production costs have increased to $7.45 per barrel of equivalent in third quarter 2004 compared with $6.79 in the preceding quarter and $6.32 in third quarter 2003. The increase in the third quarter of 2004 is mainly attributable to seasonal natural gas facility, battery and well maintenance costs plus the strong upward cost pressures that are being experienced throughout our industry. The third quarter operating costs also include $0.37 million ($0.48 per barrel of equivalent) of costs that relate to previous periods. For the first nine months of 2004, total production costs were $6.90 per barrel of equivalent, a nine percent increase from the $6.34 per barrel of equivalent reported in the first nine months of 2003. In this 2004 nine month period, significantly higher costs on a per unit basis were also recorded for third party gas processing fees, gas compression charges and gas processing chemicals.

In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. Although Zargon is actively managing per unit operating costs through field-related cost containment programs, further pressure on per unit costs can be expected if the current high industry activity levels continue.

OPERATING NETBACKS

Nine months ended September 30	2004 Oil and Liquids	2004 Natural Gas	2003 Oil and Liquids	2003 Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**44.73**	**6.34**	37.95	6.63
Hedging	**(2.85)**	**(0.05)**	(1.10)	(0.31)
Royalties	**(9.45)**	**(1.46)**	(7.53)	(1.58)
Production costs	**(10.29)**	**(0.76)**	(8.97)	(0.69)
Operating netbacks	**22.14**	**4.07**	20.35	4.05

Measured on a unit of production basis, general and administrative expenses increased six percent to $1.36 per barrel of equivalent net of recoveries in the first nine months of 2004. Comparative values are $1.28 per barrel of equivalent in the first nine months of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. With industry-wide increased regulatory reporting requirements imposing heavier staff loads and also the now concluded reorganization into a Trust, additional upward general and administrative cost pressures on a per unit of production basis are expected.

The non-cash expense for unit-based compensation benefits for the third quarter of 2004 was much higher than previous periods at $2.66 million. Of this amount, $2.17 million is related to a one time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan which is calculated using the intrinsic value method. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statements of earnings was calculated using the Black-Scholes option-pricing model. Use of this methodology began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. This expense was not recorded in the first nine months of 2003 but added $2.97 million or $1.33 per barrel of equivalent of expense in the first nine months of 2004.

As at September 30, 2004, Zargon's bank debt plus working capital deficiency balance was $16.75 million compared to a working capital surplus of $3.08 million as at June 30, 2004 and a bank debt plus working capital deficiency of $13.09 million as at December 31, 2003. During the third quarter of 2004, Zargon's net indebtedness increased primarily due to an acquisition of Southeastern Saskatchewan properties for $10 million plus $9.44 million of reorganization costs related to the trust conversion. An overall lower debt level throughout the first nine months of 2004 compared to 2003 combined with a lower interest rate environment has resulted in a reduction of interest charges to $0.23 million in the first nine months of 2004 compared to $0.66 million in the first nine months of 2003.

During the first nine months of 2004, Zargon incurred $0.80 million of current income taxes compared to $0.40 million in the first nine months of 2003. The increase is due to current taxes paid in the United States. Federal and provincial capital taxes, which are included in current taxes, was $0.41 million for the first nine months of 2004 which is relatively unchanged compared to the first nine months of 2003. If high oil prices continue, there may continue to be modest current income taxes payable in the United States that will be somewhat reduced by the effect of ongoing capital programs. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax.


PETROLEUM AND NATURAL GAS REVENUE
($ million)


23.76
24.51
27.70
30.96
32.41
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

OIL AND LIQUID PRICES
($/bbl)


36.39
32.91
39.96
44.32
49.74
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NATURAL GAS PRICES
($/mcf)


5.51
5.57
6.26
6.67
6.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

TRUST NETBACKS

Nine months ended September 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.79**	38.96
Hedging	**(1.35)**	(1.54)
Royalties	**(9.05)**	(8.58)
Production costs	**(6.90)**	(6.34)
Operating netbacks	**23.49**	22.50
General and administrative	**(1.36)**	(1.28)
Interest	**(0.10)**	(0.33)
Capital and current income taxes	**(0.36)**	(0.20)
Cash flow from operations	**21.67**	20.69
Depletion and depreciation (note 1)	**(8.80)**	(6.69)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.44)
Unit-based compensation	**(1.33)**	–
Foreign exchange	**0.12**	0.11
Future income taxes (note 1)	**(4.06)**	(3.43)
Net earnings	**7.24**	10.24

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The first nine months 2004 depletion and depreciation expense of $8.80 per barrel of equivalent is 32 percent higher than the charges booked in the first nine months of 2003. The large increase in per barrel of equivalent depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. Depletion and depreciation rates will be subject to continuing upward pressure as finding and development costs increase in the industry.

In 2003, the CICA approved Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first nine months of 2004, the non-cash accretion expense is $0.80 million or $0.36 per barrel of equivalent.

The provision for future income taxes of $9.07 million for the nine months ended September 30, 2004 represents an effective future tax rate of 34.8 percent. This rate compares to the effective future tax rate of 40.4 percent and 39.3 percent for the six month period ended June 30, 2004 and three month period ended March 31, 2004, respectively. The reduction in the effective future income tax rate in the third quarter of 2004 is due to cash distributions from the Trust. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in third quarter 2004 of $16.13 million (see note at the beginning of the MD&A section) was $0.39 million or two percent less than the preceding quarter and $3.79 million or 31 percent higher than the 2003 third quarter. The 2004 nine month cash flow of $48.39 million was 18 percent higher than the prior year's comparative period due to a 12 percent gain in production volumes and a five percent rise in equivalent prices received over the same nine-month period. Reflecting excellent commodity prices in both the 2003 and 2004 nine month periods, Zargon's cash flow netback averaged a strong $21.67 per barrel of equivalent in the first nine months of 2004, up five percent from the prior year's comparable period netback. Cash flow per diluted unit showed similar changes with the 2004 third quarter cash flow of $0.87 per diluted unit decreasing one percent over second quarter levels while the 2004 nine month cash flow of $2.58 per diluted unit improved 15 percent over the 2003 comparable period.

Net earnings of $5.09 million for the third quarter of 2004 were eight percent below the preceding quarter and 15 percent above the third quarter of 2003. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation and unit-based compensation referred to above. Net earnings in the 2003 second quarter were distorted by a one-time adjustment reflecting a multi-year downward adjustment in federal income tax rates which resulted in a large gain in net earnings. Net earnings per diluted unit were $0.27, $0.29 and $0.30 respectively in the third, second and first 2004 quarters.

CAPITAL EXPENDITURES

Nine months ended September 30 ($ million)	2004	2003
Undeveloped land	**3.06**	5.96
Geological and geophysical (seismic)	**3.45**	4.11
Drilling and completion of wells	**18.18**	9.72
Well equipment and facilities	**4.72**	4.62
Exploration and development	**29.41**	24.41
Property acquisitions	**11.88**	7.82
Property dispositions	**(0.27)**	(5.16)
Net property acquisitions	**11.61**	2.66
Total capital expenditures (net)	**41.02**	27.07

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $41.02 million in the first nine months of 2004 were 52 percent higher than in first nine months of 2003, reflecting the purchase of producing oil property interests in Southeast Saskatchewan and a very active drilling program of 40 gross (33.5 net) wells. Drilling and completion expenditures are up 87 percent from the previous year to $18.18 million while undeveloped land purchases fell 49 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. Cash flow from operations in the first nine months of $48.39 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the distribution to unitholders for the period. As at September 30, 2004, bank debt plus working capital deficiency was $16.75 million compared to $13.09 million as at December 31, 2003. With a bank debt plus working capital deficiency to trailing twelve month cash flow ratio of 0.27, Zargon continues to maintain a very strong balance sheet.

At November 10, 2004, Zargon Energy Trust has 15.29 million trust units and 3.23 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.57 million trust units outstanding. Pursuant to the new trust unit rights incentive plan there are currently an additional 0.58 million trust unit rights issued and outstanding.

CAPITAL SOURCES

Nine months ended September 30 ($ million)	2004	2003
Cash flow from operations	**48.39**	41.10
Changes in working capital and other	**0.68**	1.42
Change in bank indebtedness	**2.79**	(16.36)
Reorganization costs	**(9.44)**	–
Cash distributions	**(4.27)**	–
Issuance of common shares related to exercise of stock options	**2.87**	0.91
Total capital sources	**41.02**	27.07


CASH FLOW FROM OPERATIONS
($ million)


12.34
13.24
15.73
16.53
16.13
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NET EARNINGS
($ million)


4.44
4.10
5.54
5.54
5.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04


NET CAPITAL EXPENDITURES
($ million)


12.11
12.84
9.77
7.61
23.64
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS - FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at September 30, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Over the past two years increasing global energy demand and constrained supply has resulted in historically high commodity prices that have produced strong cash flows, but have also brought increasing cost pressures throughout the industry. Irrespective of commodity prices, as a sustainable income trust, Zargon continues to be well positioned to maintain per unit production and reserve levels with a very strong balance sheet, 399 thousand net acres of undeveloped land and a promising project inventory. Despite the current high commodity prices levels, Zargon will maintain a disciplined capital spending approach designed to sustain per unit production and reserves while distributing approximately 50 percent of the cash flows attributed to our unitholders.

($ million, except per unit amounts)

Quarter	Net Earnings (note 1)	Net Earnings/ Diluted Unit (note 1)	Cash Flow	Cash Flow/ Diluted Unit	Petroleum and Natural Gas Revenue	Cash Distributions	Cash Distribution/ Trust Unit	Total Assets (note 1)	Bank Debt
2004 Q3	$5.1	$0.27	$16.1	$0.87	$32.4	$4.3	$0.28	$205.6	$9.8
2004 Q2	$5.5	$0.29	$16.5	$0.88	$31.0	–	–	$189.8	–
2004 Q1	$5.5	$0.30	$15.7	$0.84	$27.7	–	–	$186.2	$3.7
2003 Q4	$4.1	$0.22	$13.2	$0.72	$24.5	–	–	$181.1	$7.0
2003 Q3	$4.4	$0.24	$12.3	$0.67	$23.8	–	–	$172.8	$8.9
2003 Q2	$9.2	$0.50	$13.5	$0.74	$24.2	–	–	$166.0	$11.5
2003 Q1	$6.7	$0.36	$15.2	$0.84	$29.2	–	–	$165.1	$20.8

Note1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
November 10, 2004

CONSOLIDATED BALANCE SHEETS

(unaudited)	September 30, 2004	December 31, 2003
($ thousand)		(restated – note 2)
ASSETS		
Current		
Accounts receivable	**13,596**	12,183
Prepaid expenses and deposits	**1,369**	980
	14,965	13,163
Property and equipment, net	**190,613**	167,888
	205,578	181,051
LIABILITIES		
Current		
Bank indebtedness	**9,771**	6,978
Accounts payable and accrued liabilities	**19,801**	19,277
Cash distributions payable	**2,140**	–
	31,712	26,255
Asset retirement obligations *[notes 2 and 3]*	**14,087**	12,194
Future income taxes	**38,519**	30,133
	84,318	68,582
UNITHOLDERS' EQUITY		
Unitholders' capital *[note 4]*	**37,245**	42,200
Exchangeable shares *[note 4]*	**7,891**	–
Contributed surplus *[note 4]*	**460**	264
Accumulated earnings	**79,935**	70,005
Accumulated cash distributions *[note 10]*	**(4,271)**	–
	121,260	112,469
	205,578	181,051

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

(unaudited)	Three months ended September 30 **2004**	2003	Nine months ended September 30 **2004**	2003
($ thousand, except per unit amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**32,409**	23,755	**91,072**	77,146
Hedging *[note 8]*	**(1,427)**	(354)	**(3,010)**	(3,050)
Royalties	**(7,394)**	(5,695)	**(20,203)**	(16,991)
	23,588	17,706	**67,859**	57,105
Expenses				
Production	**5,762**	4,344	**15,413**	12,550
General and administrative	**1,069**	876	**3,027**	2,530
Unit-based compensation *[note 4]*	**2,663**	–	**2,972**	–
Interest	**99**	152	**233**	661
Foreign exchange (gain) loss	**(287)**	69	**(263)**	(210)
Accretion of asset retirement obligations *[notes 2 and 3]*	**274**	293	**799**	879
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
	16,589	10,564	**41,829**	29,658
Earnings before income taxes	**6,999**	7,142	**26,030**	27,447
Income taxes				
Future	**1,385**	2,567	**9,065**	6,786
Current	**527**	133	**797**	401
	1,912	2,700	**9,862**	7,187
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Accumulated earnings, beginning of period				
As previously reported	**81,086**	61,502	**70,125**	45,598
Change in accounting policies *[note 2]*	**–**	(40)	**(120)**	46
As restated	**81,086**	61,462	**70,005**	45,644
Reorganization costs *[note 9]*	**(6,238)**	–	**(6,238)**	–
Accumulated earnings, end of period	**79,935**	65,904	**79,935**	65,904
Net earnings per unit *[note 5]*				
Basic	**0.28**	0.25	**0.88**	1.14
Diluted	**0.27**	0.24	**0.86**	1.11

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three months ended September 30 2004	2003	Nine months ended September 30 2004	2003
($ thousand)		(restated – note 2)		(restated – note 2)
Operating activities				
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Add (deduct) non-cash items:				
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
Accretion of asset retirement obligations	**274**	293	**799**	879
Unit-based compensation	**2,663**	–	**2,972**	–
Unrealized foreign exchange (gain) loss	**(287)**	209	**(263)**	(70)
Future income taxes	**1,385**	2,567	**9,065**	6,786
Cash flow from operations	**16,131**	12,341	**48,389**	41,103
Asset retirement expenditures	**(91)**	(35)	**(147)**	(86)
Changes in non-cash working capital	**5,262**	(853)	**2,052**	306
	21,302	11,453	**50,294**	41,323
Financing activities				
Repayment of bank indebtedness	**9,771**	(2,555)	**2,793**	(16,360)
Cash distributions to unitholders	**(4,271)**	–	**(4,271)**	–
Exercise of stock options	**1,537**	88	**2,867**	914
Changes in non-cash working capital	**2,140**	–	**2,140**	–
	9,177	(2,467)	**3,529**	(15,446)
Investing activities				
Additions to property and equipment	**(23,640)**	(12,218)	**(41,291)**	(32,223)
Proceeds on disposal of property and equipment	**–**	110	**275**	5,155
Reorganization costs (note 9)	**(9,443)**	–	**(9,443)**	–
Changes in non-cash working capital	**1,399**	3,122	**(3,364)**	1,191
	(31,684)	(8,986)	**(53,823)**	(25,877)
Change in cash	**(1,205)**	–	**–**	–
Cash, beginning of period	**1,205**	–	**–**	–
Cash, end of period	**–**	–	**–**	–

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

1. NATURE OF THE ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The trust units commenced trading on the TSX under the symbol "ZAR.UN" on July 21, 2004. The exchangeable shares commenced trading on the TSX under the symbol "ZOG.B" on August 4, 2004. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The costs of the reorganization were $9.44 million and are described in note 9.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Oil & Gas Ltd. annual report for the year ended December 31, 2003.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. Also, certain comparative figures have been reclassified to conform with the current presentation.

2. CHANGES IN ACCOUNTING POLICIES

FULL COST ACCOUNTING

On January 1, 2004, Zargon adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. Since the fair value of the cost centres exceed the carrying value there is no impact on the Trust's reported financial results as a result of applying the new Accounting Guideline 16.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Zargon retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Trust records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Trust expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and nine months ended September 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on Zargon's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. Zargon has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs being incurred after 2012. Zargon used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles Zargon's asset retirement obligation:

	Nine months ended September 30	
($ thousand)	**2004**	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**1,357**	525
Liabilities settled	**(147)**	(86)
Accretion expense	**799**	879
Other	**(116)**	–
Balance, end of period	**14,087**	11,878

4. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company on a one for one basis.

COMMON SHARES OF ZARGON OIL & GAS LTD.

	September 30, 2004		September 30, 2003	
(no par value) (thousand)	**Number of Shares**	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised for cash	**534**	**2,867**	253	914
Stock-based compensation recognized	**–**	**69**	–	–
Trust units issued	**(14,866)**	**(36,219)**	–	–
Exchangeable shares issued	**(3,660)**	**(8,917)**	–	–
Balance, end of period	**–**	**–**	17,890	41,911

The Trust is authorized to issue an unlimited number of voting trust units.

TRUST UNITS

	September 30, 2004	
(thousand)	**Number of Units**	**Amount ($)**
Units issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**14,866**	**36,219**
Issued on conversion of exchangeable shares	**421**	**1,026**
Balance, end of period	**15,287**	**37,245**

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 421,031 exchangeable shares were converted into 421,536 trust units based on the exchange ratio at the time of conversion. At September 30, 2004, the exchange ratio was 1.00737 trust units per exchangeable share.

EXCHANGEABLE SHARES

(thousand, except exchange ratio)	September 30, 2004 Number of Shares	Amount ($)
Exchangeable shares issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**3,660**	**8,917**
Exchanged for trust units	**(421)**	**(1,026)**
Balance, end of period	**3,239**	**7,891**
Exchange ratio, end of period	**1.00737**	
Trust units issuable upon conversion of exchangeable shares, end of period	**3,263**	**7,891**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving rise to the exchange ratio at the end of the period is 18.55 million units.

CONTRIBUTED SURPLUS

($ thousand)	September 30, 2004
Balance, beginning of year	**264**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Stock-based compensation recognized on exercise of stock options	**(69)**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Stock-options cancelled immediately prior to trust conversion	**(2,707)**
Balance at trust conversion	–
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**460**

COMPENSATION PLANS

A summary of the status of the Trust's compensation expense for the nine months ended September 30, 2004 is presented below:

COMPENSATION EXPENSE

($ thousand)	Nine months ended September 30, 2004
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**2,972**

A summary of the status of the Trust's compensation plans as at September 30, 2004 and 2003 and changes during the nine months ended on those dates is presented below:

STOCK OPTIONS

As part of the Arrangement to reorganize Zargon Oil & Gas Ltd. into a Trust, all common share options, vested and unvested, were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

	September 30, 2004		September 30, 2003	
	Number of Shares (thousand)	Weighted Average Exercise Price ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	429	9.36
Exercised	**(534)**	**5.39**	(253)	3.61
Cancelled prior to trust conversion	**(9)**	**9.61**	(22)	9.30
Cancelled immediately prior to trust conversion	**(1,184)**	**11.03**	–	–
Outstanding at end of period	–	–	1,369	6.64
Options exercisable at period end	–	–	944	5.42

STOCK-BASED COMPENSATION (SEE COMPENSATION EXPENSE TABLE ON PAGE 16)

Compensation expense of $0.34 million was recognized for the 2004 nine month period as a result of regular vesting of unvested stock options. Additionally, as a result of cancelling the stock-option plan pursuant to the Arrangement, compensation expense for the nine months ended September 30, 2004 of $2.17 million resulted from accelerating of unvested stock-options. Both of these non-cash expenses have been recognized as part of unit-based compensation expense on the income statement for the nine month period.

Under this stock-option plan the Company had calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted under the stock-option plan was based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the nine months ended September 30, 2003, would be reduced by $0.21 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 nine month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices approximate the market price for the trust units on the date the unit rights are issued. Rights granted under the plan vest over a three-year period and expire five years from the grant date.

The following table summarizes information about the Trust's unit rights:

	September 30, 2004	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	–	–
Unit rights granted	579	17.79
Outstanding at end of period	579	17.79
Unit rights exercisable at period end	–	–

UNIT-BASED COMPENSATION (SEE COMPENSATION EXPENSE TABLE ON PAGE 16)

The Plan allows for the exercise price of rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the Plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the interim unaudited consolidated financial statements and is recognized in earnings over the vesting period of the Plan. Compensation expense for the unit rights for the three and nine months ended September 30, 2004 was $0.46 million.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

5. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

Per unit amounts are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of the reporting period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from "in-the-money" trust unit rights are used to repurchase units at the average market rate during the period.

	Three months ended September 30		Nine months ended September 30	
(thousand)	**2004** (units)	2003 (shares)	**2004** (units)	2003 (shares)
Basic	**18,380**	17,867	**18,331**	17,788
Diluted	**18,517**	18,430	**18,769**	18,324

6. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three months ended September 30		Nine months ended September 30	
($ thousand)	**2004**	2003	**2004**	2003
Petroleum and Natural Gas Revenue				
Canada	**28,270**	20,685	**80,018**	68,465
United States	**4,139**	3,070	**11,054**	8,681
Total	**32,409**	23,755	**91,072**	77,146
Net Capital Expenditures				
Canada	**22,406**	11,827	**37,840**	21,546
United States	**1,234**	281	**3,176**	5,522
Total	**23,640**	12,108	**41,016**	27,068
Total Assets*				
Canada			**179,766**	150,296
United States			**25,812**	23,513
Total			**205,578**	172,809

*Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30	
($ thousand)	**2004**	2003	**2004**	2003
Cash interest paid	**144**	117	**252**	540
Cash taxes paid	**506**	37	**694**	305

8. FINANCIAL INSTRUMENTS

The Trust is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for hedging purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at September 30, 2004 as follows:

	Volume	Rate	Price	Terms
Oil swaps	36,800 bbl	400 bbl/d	$28.78 US/bbl	Oct. 1/04–Dec. 31/04
	27,600 bbl	300 bbl/d	$54.05 Cdn/bbl	Oct. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	73,000 bbl	200 bbl/d	$39.35 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	18,400 bbl	200 bbl/d	$24.00 US/bbl Put	Oct. 1/04–Dec. 31/04
			$27.80 US/bbl Call	
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put	Jan. 1/05–Jun. 30/05
			$54.50 Cdn/bbl Call	
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put	Apr. 1/05–Dec. 31/05
			$44.40 US/bbl Call	
Natural gas swaps	186,000 gj	6,000 gj/d	$5.91/gj	Oct. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05–Oct. 31/05
Natural gas collars	62,000 gj	2,000 gj/d	$5.00/gj Put	Oct. 1/04–Oct. 31/04
			$6.85/gj Call	
	302,000 gj	2,000 gj/d	$6.75/gj Put	Nov. 1/04–Mar. 31/05
			$9.55/gj Call	
	302,000 gj	2,000 gj/d	$6.75/gj Put	Nov. 1/04–Mar. 31/05
			$9.80/gj Call	
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

At September 30, 2004, the cost to settle the above contracts would have been approximately $3.49 million.

9. ZARGON ENERGY TRUST REORGANIZATION

The following costs were incurred to reorganize Zargon Oil & Gas Ltd. into a trust, effective July 15, 2004:

($ thousand)	
Cash payout of stock options	7,875
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,568
Total reorganization costs	9,443

Of the above amounts $2.71 million was charged to contributed surplus relating to recognized stock-based compensation under the previous stock option plan for the Company. The remaining $6.73 million ($6.24 million net of taxes) was charged directly against accumulated earnings.

10. ACCUMULATED CASH DISTRIBUTIONS

During the period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $4.27 million (2003 – $nil) in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
August 2004	August 31, 2004	September 15, 2004	$0.14
September 2004	September 30, 2004	October 15, 2004	$0.14

11. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

ZARGON OIL & GAS LTD. CORPORATE INFORMATION

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and Chief Executive Officer

Brent C. Heagy
Vice President, Finance and Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbols:
ZAR.UN – trust units
ZOG.B – exchangeable shares

TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

WEBSITE

www.zargon.ca

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of November 10, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil (boe). Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas being equal to one barrel of oil is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. The Trust's determination of cash flow from operations may not be comparable to that reported by other companies or trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of November 10, 2004.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.



The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the nine months ended September 30, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE THIRD QUARTER

- Monthly distributions of $0.14 per unit from the Trust commenced during the quarter with a total of $4.27 million ($0.28 per unit) declared distributable to unitholders. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.
- Reorganization costs related to the Arrangement of $9.44 million were charged to unitholders' equity during the quarter of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement.
- On July 26, 2004 a portfolio of operated producing property interests in the Weyburn area of Southeast Saskatchewan was purchased for approximately $10 million. This purchase adds approximately 250 barrels per day of oil production to Zargon.

FINANCIAL ANALYSIS

In the first nine months of 2004, Zargon increased petroleum and natural gas revenues, natural gas production, and oil and liquids production by 18 percent, 21 percent, and two percent respectively compared to the nine month period ended September 30, 2003. With continued strength in oil prices, the average oil price which Zargon received during the first nine months of 2004 was $44.73 per barrel before hedges, an increase of $6.78 per barrel from the first nine months of 2003. The average natural gas price received before hedges for the first nine months was $6.34 per thousand cubic feet, a decrease of four percent from the comparable period in 2003. Third quarter revenues for 2004 were $32.41 million, a 36 percent increase compared to the third quarter of 2003 and five percent higher than the preceding quarter. The average oil price received before hedges in the third quarter of 2004 was $49.74 per barrel, a 37 percent and 12 percent increase from the 2003 third quarter and the second quarter of 2004, respectively. Natural gas prices remained strong for the summer season at an average of $6.09 per thousand cubic feet before hedges in the third quarter. This was an increase of 11 percent and a decrease of nine percent, respectively, over the 2003 third quarter and the second quarter of 2004.

Natural gas production volumes were 29.90 million cubic feet per day in the third quarter of 2004, an increase of 21 percent over 2003 third quarter levels and a two percent increase from the preceding quarter volume of 29.30 million cubic feet per day. Production from successful drilling programs during the quarter were partially offset by natural declines and delays in completions and tie-in activities due to wet field conditions. In the third quarter, oil and liquids production was 3,422 barrels per day, an increase of two percent compared to the third quarter of 2003 and a five percent increase from the second quarter of 2004. The increase in the third quarter was attributable to the acquisition on July 26th of a group of operated interests in the Weyburn, Saskatchewan area of the Williston Basin with aggregate production additions of approximately 250 barrels per day.

Hedging losses in third quarter 2004 were $1.43 million compared to $0.35 million in the 2003 third quarter and $1.31 million in the second quarter of 2004. The primary driver for these losses was the continuation of record high oil prices along with strong Alberta natural gas prices. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year. This policy, which is designed to protect a minimum level of cash flow in the event of falling prices, generates hedging losses in periods of sustained rising prices such as 2003-2004. For the nine months ended September 30, 2004, total hedging losses are $3.01 million compared to $3.05 million for the comparable period in 2003. In 2003, the losses were largely due to increases in natural gas prices for the period. In 2004, the losses to date are primarily attributable to the strength in oil prices. If oil and natural gas prices continue their strength, continued losses can be expected for the last quarter of 2004. For a complete listing of hedges as at September 30, 2004 refer to note 8 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $7.39 million for the third quarter of 2004, an increase of seven percent from the preceding quarter and 30 percent from the 2003 third quarter. As a percentage of gross revenue, royalty rates have remained relatively constant at 22.2 percent for the nine months to September 30, 2004. The third quarter 2004 rate of 22.8 percent compares to 22.2 percent in the second quarter and 24.0 percent for the third quarter 2003.

On a unit of production basis, production costs have increased to $7.45 per barrel of equivalent in third quarter 2004 compared with $6.79 in the preceding quarter and $6.32 in third quarter 2003. The increase in the third quarter of 2004 is mainly attributable to seasonal natural gas facility, battery and well maintenance costs plus the strong upward cost pressures that are being experienced throughout our industry. The third quarter operating costs also include $0.37 million ($0.48 per barrel of equivalent) of costs that relate to previous periods. For the first nine months of 2004, total production costs were $6.90 per barrel of equivalent, a nine percent increase from the $6.34 per barrel of equivalent reported in the first nine months of 2003. In this 2004 nine month period, significantly higher costs on a per unit basis were also recorded for third party gas processing fees, gas compression charges and gas processing chemicals.

In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. Although Zargon is actively managing per unit operating costs through field-related cost containment programs, further pressure on per unit costs can be expected if the current high industry activity levels continue.

OPERATING NETBACKS

Nine months ended September 30	2004		2003	
	Oil and Liquids	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**44.73**	**6.34**	37.95	6.63
Hedging	**(2.85)**	**(0.05)**	(1.10)	(0.31)
Royalties	**(9.45)**	**(1.46)**	(7.53)	(1.58)
Production costs	**(10.29)**	**(0.76)**	(8.97)	(0.69)
Operating netbacks	**22.14**	**4.07**	20.35	4.05

Measured on a unit of production basis, general and administrative expenses increased six percent to $1.36 per barrel of equivalent net of recoveries in the first nine months of 2004. Comparative values are $1.28 per barrel of equivalent in the first nine months of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. With industry-wide increased regulatory reporting requirements imposing heavier staff loads and also the now concluded reorganization into a Trust, additional upward general and administrative cost pressures on a per unit of production basis are expected.

The non-cash expense for unit-based compensation benefits for the third quarter of 2004 was much higher than previous periods at $2.66 million. Of this amount, $2.17 million is related to a one time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan which is calculated using the intrinsic value method. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statements of earnings was calculated using the Black-Scholes option-pricing model. Use of this methodology began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. This expense was not recorded in the first nine months of 2003 but added $2.97 million or $1.33 per barrel of equivalent of expense in the first nine months of 2004.

As at September 30, 2004, Zargon's bank debt plus working capital deficiency balance was $16.75 million compared to a working capital surplus of $3.08 million as at June 30, 2004 and a bank debt plus working capital deficiency of $13.09 million as at December 31, 2003. During the third quarter of 2004, Zargon's net indebtedness increased primarily due to an acquisition of Southeastern Saskatchewan properties for $10 million plus $9.44 million of reorganization costs related to the trust conversion. An overall lower debt level throughout the first nine months of 2004 compared to 2003 combined with a lower interest rate environment has resulted in a reduction of interest charges to $0.23 million in the first nine months of 2004 compared to $0.66 million in the first nine months of 2003.

During the first nine months of 2004, Zargon incurred $0.80 million of current income taxes compared to $0.40 million in the first nine months of 2003. The increase is due to current taxes paid in the United States. Federal and provincial capital taxes, which are included in current taxes, was $0.41 million for the first nine months of 2004 which is relatively unchanged compared to the first nine months of 2003. If high oil prices continue, there may continue to be modest current income taxes payable in the United States that will be somewhat reduced by the effect of ongoing capital programs. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax.

PETROLEUM AND NATURAL GAS REVENUE
($ million)


23.76
24.51
27.70
30.96
32.41
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

OIL AND LIQUID PRICES
($/bbl)


36.39
32.91
39.96
44.32
49.74
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NATURAL GAS PRICES
($/mcf)


5.51
5.57
6.26
6.67
6.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

TRUST NETBACKS

Nine months ended September 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.79**	38.96
Hedging	**(1.35)**	(1.54)
Royalties	**(9.05)**	(8.58)
Production costs	**(6.90)**	(6.34)
Operating netbacks	**23.49**	22.50
General and administrative	**(1.36)**	(1.28)
Interest	**(0.10)**	(0.33)
Capital and current income taxes	**(0.36)**	(0.20)
Cash flow from operations	**21.67**	20.69
Depletion and depreciation (note 1)	**(8.80)**	(6.69)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.44)
Unit-based compensation	**(1.33)**	-
Foreign exchange	**0.12**	0.11
Future income taxes (note 1)	**(4.06)**	(3.43)
Net earnings	**7.24**	10.24

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The first nine months 2004 depletion and depreciation expense of $8.80 per barrel of equivalent is 32 percent higher than the charges booked in the first nine months of 2003. The large increase in per barrel of equivalent depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. Depletion and depreciation rates will be subject to continuing upward pressure as finding and development costs increase in the industry.

In 2003, the CICA approved Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first nine months of 2004, the non-cash accretion expense is $0.80 million or $0.36 per barrel of equivalent.

The provision for future income taxes of $9.07 million for the nine months ended September 30, 2004 represents an effective future tax rate of 34.8 percent. This rate compares to the effective future tax rate of 40.4 percent and 39.3 percent for the six month period ended June 30, 2004 and three month period ended March 31, 2004, respectively. The reduction in the effective future income tax rate in the third quarter of 2004 is due to cash distributions from the Trust. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in third quarter 2004 of $16.13 million (see note at the beginning of the MD&A section) was $0.39 million or two percent less than the preceding quarter and $3.79 million or 31 percent higher than the 2003 third quarter. The 2004 nine month cash flow of $48.39 million was 18 percent higher than the prior year's comparative period due to a 12 percent gain in production volumes and a five percent rise in equivalent prices received over the same nine-month period. Reflecting excellent commodity prices in both the 2003 and 2004 nine month periods, Zargon's cash flow netback averaged a strong $21.67 per barrel of equivalent in the first nine months of 2004, up five percent from the prior year's comparable period netback. Cash flow per diluted unit showed similar changes with the 2004 third quarter cash flow of $0.87 per diluted unit decreasing one percent over second quarter levels while the 2004 nine month cash flow of $2.58 per diluted unit improved 15 percent over the 2003 comparable period.

Net earnings of $5.09 million for the third quarter of 2004 were eight percent below the preceding quarter and 15 percent above the third quarter of 2003. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation and unit-based compensation referred to above. Net earnings in the 2003 second quarter were distorted by a one-time adjustment reflecting a multi-year downward adjustment in federal income tax rates which resulted in a large gain in net earnings. Net earnings per diluted unit were $0.27, $0.29 and $0.30 respectively in the third, second and first 2004 quarters.

CAPITAL EXPENDITURES

Nine months ended September 30 ($ million)	2004	2003
Undeveloped land	**3.06**	5.96
Geological and geophysical (seismic)	**3.45**	4.11
Drilling and completion of wells	**18.18**	9.72
Well equipment and facilities	**4.72**	4.62
Exploration and development	**29.41**	24.41
Property acquisitions	**11.88**	7.82
Property dispositions	**(0.27)**	(5.16)
Net property acquisitions	**11.61**	2.66
Total capital expenditures (net)	**41.02**	27.07

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $41.02 million in the first nine months of 2004 were 52 percent higher than in first nine months of 2003, reflecting the purchase of producing oil property interests in Southeast Saskatchewan and a very active drilling program of 40 gross (33.5 net) wells. Drilling and completion expenditures are up 87 percent from the previous year to $18.18 million while undeveloped land purchases fell 49 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. Cash flow from operations in the first nine months of $48.39 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the distribution to unitholders for the period. As at September 30, 2004, bank debt plus working capital deficiency was $16.75 million compared to $13.09 million as at December 31, 2003. With a bank debt plus working capital deficiency to trailing twelve month cash flow ratio of 0.27, Zargon continues to maintain a very strong balance sheet.

At November 10, 2004, Zargon Energy Trust has 15.29 million trust units and 3.23 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.57 million trust units outstanding. Pursuant to the new trust unit rights incentive plan there are currently an additional 0.58 million trust unit rights issued and outstanding.

CAPITAL SOURCES

Nine months ended September 30 ($ million)	2004	2003
Cash flow from operations	**48.39**	41.10
Changes in working capital and other	**0.68**	1.42
Change in bank indebtedness	**2.79**	(16.36)
Reorganization costs	**(9.44)**	–
Cash distributions	**(4.27)**	–
Issuance of common shares related to exercise of stock options	**2.87**	0.91
Total capital sources	**41.02**	27.07


CASH FLOW FROM OPERATIONS
($ million)


12.34
13.24
15.73
16.53
16.13
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

NET EARNINGS
($ million)


4.44
4.10
5.54
5.54
5.09
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04


NET CAPITAL EXPENDITURES
($ million)


12.11
12.84
9.77
7.61
23.64
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS - FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at September 30, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Over the past two years increasing global energy demand and constrained supply has resulted in historically high commodity prices that have produced strong cash flows, but have also brought increasing cost pressures throughout the industry. Irrespective of commodity prices, as a sustainable income trust, Zargon continues to be well positioned to maintain per unit production and reserve levels with a very strong balance sheet, 399 thousand net acres of undeveloped land and a promising project inventory. Despite the current high commodity prices levels, Zargon will maintain a disciplined capital spending approach designed to sustain per unit production and reserves while distributing approximately 50 percent of the cash flows attributed to our unitholders.

($ million, except per unit amounts)

Quarter	Net Earnings (note 1)	Net Earnings/ Diluted Unit (note 1)	Cash Flow	Cash Flow/ Diluted Unit	Petroleum and Natural Gas Revenue	Cash Distributions	Cash Distribution/ Trust Unit	Total Assets (note 1)	Bank Debt
2004 Q3	$5.1	$0.27	$16.1	$0.87	$32.4	$4.3	$0.28	$205.6	$9.8
2004 Q2	$5.5	$0.29	$16.5	$0.88	$31.0	–	–	$189.8	–
2004 Q1	$5.5	$0.30	$15.7	$0.84	$27.7	–	–	$186.2	$3.7
2003 Q4	$4.1	$0.22	$13.2	$0.72	$24.5	–	–	$181.1	$7.0
2003 Q3	$4.4	$0.24	$12.3	$0.67	$23.8	–	–	$172.8	$8.9
2003 Q2	$9.2	$0.50	$13.5	$0.74	$24.2	–	–	$166.0	$11.5
2003 Q1	$6.7	$0.36	$15.2	$0.84	$29.2	–	–	$165.1	$20.8

Note1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
November 10, 2004



ENERGY TRUST

2004 THIRD QUARTER REPORT

FINANCIAL & OPERATING HIGHLIGHTS

The third quarter of 2004 marked the inaugural quarter for Zargon Energy Trust ("Zargon" or the "Trust"). On July 15, 2004 court approval was received for the reorganization of Zargon Oil & Gas Ltd. ("the Company") into a sustainable income trust. Although structurally reorganized, Zargon Energy Trust retained all of the key elements; including the properties, staff, Board of Directors, and operating business philosophies that provided the foundation for Zargon Oil & Gas Ltd.'s successful eleven-year history as a public Company. Consequently, the reorganization has been treated as a continuity of interest and the Trust's financial statements for the period ended September 30, 2004 are reported as though the Trust had always carried on the business of the Company.

Highlights from the third quarter and nine months ended September 30, 2004 are noted below:

- Historically high commodity prices held throughout the third quarter, resulting in record quarterly revenues of $32.41 million, five percent above the preceding quarter and 36 percent above $23.76 million in third quarter 2003. Revenue for the nine months to September 30, 2004 was also a record at $91.07 million.

- Third quarter 2004 production averaged 8,405 barrels of equivalent per day, an increase of three percent from the preceding quarter and 13 percent from third quarter 2003. Third quarter production on a per unit basis (previously per share) was two percent higher than the preceding quarter and nine percent higher than the 2003 third quarter. The production gains were primarily provided from successful natural gas drilling programs in Zargon's West Central and Alberta Plains core areas that brought the average natural gas production for the quarter to 29.90 million cubic feet per day. Oil and liquids production averaged 3,422 barrels per day for the 2004 third quarter and was supported by the late July acquisition of operated producing interests in the Weyburn, Saskatchewan area of the Williston Basin.

- Cash flow from operations for the third quarter 2004 of $16.13 million was two percent less than the preceding quarter but represented an increase of 31 percent from the $12.34 million reported in third quarter 2003. The record level of cash flow in the nine month period to September 30, 2004 of $48.39 million is directly attributable to the combination of very high commodity prices and increased production volumes. The unprecedented commodity prices produced hedging losses of $1.43 million for the 2004 third quarter and $3.01 million for the 2004 nine month period.

- The Trust provided for its first two monthly cash distributions of $0.14 per unit in the 2004 third quarter. This monthly unit distribution rate is equivalent to approximately 48 percent of the Trust's third quarter cash flow of $0.87 per diluted unit. Cash distributions totaled $4.27 million for the months of August and September and due to the effect of the exchangeable share component of Zargon's capitalization equated to approximately 40 percent of the cash flow for the comparable two month period. Capital expenditures for the third quarter included $12.55 million for a very active field exploration and development program and $11.09 million for the acquisition of oil and gas properties.

- Net earnings for the nine months ended September 30, 2004 of $16.17 million is 20 percent lower than the corresponding period of 2003 where the future taxes provision contained a large multi-year adjustment for reduced federal tax rates.

(unaudited)	Three Months Ended September 30, 2004	2003	Percent Change	Nine Months Ended September 30, 2004	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**32.4**	23.8	36	**91.1**	77.1	18
Cash flow from operations	**16.1**	12.3	31	**48.4**	41.1	18
Cash distributions	**4.3**	-	-	**4.3**	-	-
Net earnings (note 1)	**5.1**	4.4	15	**16.2**	20.3	(20)
Net capital expenditures	**23.6**	12.1	95	**41.0**	27.1	51
Per Unit, Diluted (note 2)						
Cash flow from operations ($/unit)	**0.87**	0.67	30	**2.58**	2.24	15
Net earnings ($/unit) (note 1)	**0.27**	0.24	13	**0.86**	1.11	(23)
Cash Distributions ($/trust unit)	**0.28**	-	-	**0.28**	-	-
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**190.6**	161.2	18
Bank indebtedness				**9.8**	8.9	10
Unitholders' equity (note 1)				**121.3**	107.8	12
Total Units Outstanding at Period End (million) (note 3)				**18.55**	17.89	4
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,422**	3,341	2	**3,348**	3,269	2
Natural gas (mmcf/d)	**29.90**	24.77	21	**28.81**	23.90	21
Equivalent (boe/d) (note 4)	**8,405**	7,470	13	**8,149**	7,252	12
Equivalent per million units (boe/d) (note 4)	**457**	418	9	**445**	408	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**49.74**	36.39	37	**44.73**	37.95	18
Natural gas ($/mcf)	**6.09**	5.51	11	**6.34**	6.63	(4)
Wells Drilled, Net	**15.2**	11.5	32	**33.5**	22.5	49
Undeveloped Land at Period End (thousand net acres)				**399**	379	5

Note 1: Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

Note 2: The diluted per unit amounts are calculated using the diluted weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

Note 3: Total units outstanding include trust units plus the exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Note 4: The calculation of barrels of equivalent is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil (boe). Average daily production per million units is calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding for the period converted at the exchange ratio at the end of the period.

PRODUCTION*

Natural gas production volumes averaged 29.90 million cubic feet per day in the three months ended September 30, 2004, a gain of 21 percent from the corresponding period of 2003. As a sustainable trust, one of Zargon's key initiatives will be to offset the naturally occurring gas production rate declines through production additions derived from field-related exploration and development capital expenditures. Over the last three years Zargon has been successful in maintaining stable natural gas production volumes at Zargon's principal gas property located at Jarrow in the Alberta Plains. In 2004, field-related capital programs have continued to be successful in maintaining Jarrow production volumes. Specifically, in the third quarter several promising Jarrow wells were drilled that were not tied-in by quarter-end, but should permit continued stable production volumes for the majority of the upcoming winter. In addition to the successful Alberta Plains capital programs, Zargon has posted significant corporate natural gas production gains over the last year from successful exploration initiatives in the Highvale, Pembina and Peace River Arch properties of the West Central Alberta core area.

Oil and liquid production of 3,422 barrels per day in the 2004 third quarter and 3,348 barrels per day in the nine months ended September 30, 2004 provided gains of two percent in each case over the comparable periods of 2003. On July 26, 2004 Zargon closed a 250 barrels per day acquisition in the Weyburn, Saskatchewan area of the Williston Basin. These interests have now been integrated with Zargon's existing holdings and provide further development and waterflood enhancement activities. Recently drilled successful oil wells at Weyburn, Saskatchewan and Haas, North Dakota have now been placed on production and should offset the Trust's corporate declines and provide the basis for the projected corporate fourth quarter oil production gains. Going forward, the Williston Basin will receive an expanded capital drilling and facility budget to accelerate the development of Zargon's very large inventory of waterflood and exploitation projects.

EXPLORATION AND EXPLOITATION*

During the 2004 third quarter, Zargon drilled 17 gross wells (15.2 net) that delivered 12.0 net natural gas wells, 2.2 net oil wells and 1.0 net dry hole for a 93 percent success ratio. Natural gas wells drilled in the third quarter include 7.4 net wells at Jarrow and 2.0 net wells at Hamilton Lake, also in the Alberta Plains area, plus 2.6 net wells in West Central Alberta. The third quarter's 2.2 net oil wells were all related to oil development or waterflood exploitation projects in the Williston Basin.

During the third quarter, Zargon concluded its initial earning phase on an industry farm-in on the Blackfeet Indian reservation in northern Montana, United States. During this first phase exploration program two wells were drilled, one suspended well was completed and two existing wells were production tested. Following a thorough evaluation of the exploration results, Zargon elected to not commit to further exploration expenditures on this large land block and has consequently forfeited the right to earn further interests. For the nine months ended September 30, 2004 the Trust drilled 33.5 net wells yielding 25.2 net gas wells, 4.3 net oil wells and 4 net dry holes, which equates to an 88 percent success ratio.

A very active drilling program is scheduled for the 2004 fourth quarter with eight wells planned in the Alberta Plains and eight wells scheduled for West Central Alberta. In addition, at least two oil exploitation wells will be drilled in our Williston Basin core area taking the corporate year-end totals to approximately 48 net wells. Following an unseasonably wet summer, Zargon's tie-in and completion work on a backlog of new natural gas wells is continuing briskly and significant progress has also been made on the Williston Basin waterflood enhancement projects at Haas, North Dakota and Frys, Carnduff and Steelman, Saskatchewan.

One of the key elements of Zargon's business strategy is to sustain per unit natural gas production volumes through ongoing exploration and development capital programs. These programs are supported by a large inventory of undeveloped land that totaled 399 thousand net acres at the end of the third quarter. Despite the current very competitive Crown land sale environment, Zargon will continue to at least partially offset Crown land expiries with an active undeveloped Crown land acquisition program that replenishes Zargon's inventory of natural gas exploration opportunities.

ACQUISITIONS / DISPOSITIONS

In the third quarter, Zargon acquired a portfolio of oil properties in the Weyburn, Saskatchewan area of the Williston Basin. These properties, which include operated interests in six small Units, integrate well with our existing properties and in most cases added to existing holdings. They are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase price was $10 million and the acquisition brought approximately 250 barrels per day of additional oil production. For the nine months ended September 30, 2004, net property acquisitions totaled $11.61 million.

ZARGON ENERGY TRUST BUSINESS STRATEGY*

The July 15, 2004 corporate reorganization created a sustainable energy trust named Zargon Energy Trust. The Trust functions by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production and reserve levels on a per unit basis through the reinvestment of the remaining cash flow from operations. These exploration and development capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production and reserve growth, but only on a value added opportunistic basis.

GUIDANCE*

In a May 17, 2004 press release relating to the pending reorganization, third quarter 2004 production guidance for the Trust was set at 8,400 barrels of equivalent per day based on estimates of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids. These guidance levels were almost exactly met with third quarter actual results of 29.90 million cubic feet per day of natural gas and 3,422 barrels per day of oil and liquids, giving 8,405 barrels of equivalent per day. The Trust's current operating objective is to maintain production of natural gas while seeking modest growth in oil and liquids production, in both cases through internally generated exploration and development capital programs. Accordingly, the Trust anticipates production for the fourth quarter will average 8,500 barrels of equivalent per day, comprised of 30 million cubic feet per day of natural gas and 3,500 barrels per day of oil and liquids.

Upon signing the third quarter 2004 Weyburn property acquisition, Zargon increased its 2004 capital budget to $45 million with $35 million allocated to exploration and development activities and $10 million assigned to property acquisitions. With net capital expenditures of $41.02 million to September 30 and a strong fourth quarter field plan, we now anticipate that capital expenditures for 2004 will reach $50 million and will be comprised of $38 million of field related exploration and development expenditures plus $12 million of property acquisitions. With higher than anticipated capital expenditures in the first nine months, the Trust's net debt climbed to $16.75 million at the end of the third quarter, a level that represents approximately three months of current cash flows. Looking forward we expect that the Trust will continue to maintain the strong balance sheet that has been a feature of Zargon's past performance and that will provide the Trust with financial flexibility during the inevitable future periods of lower commodity prices.

For 2005, Zargon has set its preliminary field-related exploration and development capital budget at $40 million. This exploration and development capital budget is essentially equally divided between Zargon's Alberta Plains, West Central Alberta and Williston Basin core areas and projects the drilling of more than 50 net wells. The 2005 budget does not designate a property or corporate acquisition component, as additional funds will be allocated when appropriate value-added acquisitions have been sourced. Property or corporate acquisition programs will be funded by bank debt or possibly equity issues. Future acquisitions will focus on underdeveloped oil properties (particularly in the Williston Basin) or undeveloped lands that will provide Zargon opportunities to sustain production and reserves on a per unit basis through efficient exploration and development capital programs.

* Please see comments on "*Forward-Looking Statements*" on the last page of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust and all references to the "Company" refer to Zargon Oil & Gas Ltd.

In the MD&A, reserves and production are commonly stated in barrels of equivalent using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil (boe). Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas being equal to one barrel of oil is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. The Trust's determination of cash flow from operations may not be comparable to that reported by other companies or trusts. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

This MD&A has been prepared as of November 10, 2004.

PLAN OF ARRANGEMENT

On July 15, 2004, approval was given by the shareholders to a resolution in favour of a Plan of Arrangement (the "Arrangement") reorganizing Zargon Oil & Gas Ltd. (the "Company") into Zargon Energy Trust (the "Trust" or "Zargon"). The Arrangement received court approval and also became effective on July 15, 2004. The Arrangement resulted in shareholders of the Company receiving either one trust unit or one exchangeable share for each common share held. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive distributions but rather on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. Upon completion of the Arrangement, 14.87 million trust units and 3.66 million exchangeable shares were issued. The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta. It is the intent of the Trust to distribute approximately 50 percent of the cash flow from operations attributable to outstanding unitholders.

The reorganization of the Company into a Trust has been accounted for using the continuity of interest method. Accordingly, the consolidated financial statements for the nine months ended September 30, 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company.

SUMMARY OF SIGNIFICANT EVENTS IN THE THIRD QUARTER

- Monthly distributions of $0.14 per unit from the Trust commenced during the quarter with a total of $4.27 million ($0.28 per unit) declared distributable to unitholders. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Reorganization costs related to the Arrangement of $9.44 million were charged to unitholders' equity during the quarter of which $7.87 million relates to the settlement of employee and director stock options as part of the Arrangement.

- On July 26, 2004 a portfolio of operated producing property interests in the Weyburn area of Southeast Saskatchewan was purchased for approximately $10 million. This purchase adds approximately 250 barrels per day of oil production to Zargon.

FINANCIAL ANALYSIS

In the first nine months of 2004, Zargon increased petroleum and natural gas revenues, natural gas production, and oil and liquids production by 18 percent, 21 percent, and two percent respectively compared to the nine month period ended September 30, 2003. With continued strength in oil prices, the average oil price which Zargon received during the first nine months of 2004 was $44.73 per barrel before hedges, an increase of $6.78 per barrel from the first nine months of 2003. The average natural gas price received before hedges for the first nine months was $6.34 per thousand cubic feet, a decrease of four percent from the comparable period in 2003. Third quarter revenues for 2004 were $32.41 million, a 36 percent increase compared to the third quarter of 2003 and five percent higher than the preceding quarter. The average oil price received before hedges in the third quarter of 2004 was $49.74 per barrel, a 37 percent and 12 percent increase from the 2003 third quarter and the second quarter of 2004, respectively. Natural gas prices remained strong for the summer season at an average of $6.09 per thousand cubic feet before hedges in the third quarter. This was an increase of 11 percent and a decrease of nine percent, respectively, over the 2003 third quarter and the second quarter of 2004.

Natural gas production volumes were 29.90 million cubic feet per day in the third quarter of 2004, an increase of 21 percent over 2003 third quarter levels and a two percent increase from the preceding quarter volume of 29.30 million cubic feet per day. Production from successful drilling programs during the quarter were partially offset by natural declines and delays in completions and tie-in activities due to wet field conditions. In the third quarter, oil and liquids production was 3,422 barrels per day, an increase of two percent compared to the third quarter of 2003 and a five percent increase from the second quarter of 2004. The increase in the third quarter was attributable to the acquisition on July 26th of a group of operated interests in the Weyburn, Saskatchewan area of the Williston Basin with aggregate production additions of approximately 250 barrels per day.

Hedging losses in third quarter 2004 were $1.43 million compared to $0.35 million in the 2003 third quarter and $1.31 million in the second quarter of 2004. The primary driver for these losses was the continuation of record high oil prices along with strong Alberta natural gas prices. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year. This policy, which is designed to protect a minimum level of cash flow in the event of falling prices, generates hedging losses in periods of sustained rising prices such as 2003-2004. For the nine months ended September 30, 2004, total hedging losses are $3.01 million compared to $3.05 million for the comparable period in 2003. In 2003, the losses were largely due to increases in natural gas prices for the period. In 2004, the losses to date are primarily attributable to the strength in oil prices. If oil and natural gas prices continue their strength, continued losses can be expected for the last quarter of 2004. For a complete listing of hedges as at September 30, 2004 refer to note 8 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $7.39 million for the third quarter of 2004, an increase of seven percent from the preceding quarter and 30 percent from the 2003 third quarter. As a percentage of gross revenue, royalty rates have remained relatively constant at 22.2 percent for the nine months to September 30, 2004. The third quarter 2004 rate of 22.8 percent compares to 22.2 percent in the second quarter and 24.0 percent for the third quarter 2003.

On a unit of production basis, production costs have increased to $7.45 per barrel of equivalent in third quarter 2004 compared with $6.79 in the preceding quarter and $6.32 in third quarter 2003. The increase in the third quarter of 2004 is mainly attributable to seasonal natural gas facility, battery and well maintenance costs plus the strong upward cost pressures that are being experienced throughout our industry. The third quarter operating costs also include $0.37 million ($0.48 per barrel of equivalent) of costs that relate to previous periods. For the first nine months of 2004, total production costs were $6.90 per barrel of equivalent, a nine percent increase from the $6.34 per barrel of equivalent reported in the first nine months of 2003. In this 2004 nine month period, significantly higher costs on a per unit basis were also recorded for third party gas processing fees, gas compression charges and gas processing chemicals. In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. Although Zargon is actively managing per unit operating costs through field-

related cost containment programs, further pressure on per unit costs can be expected if the current high industry activity levels continue.

Operating Netbacks

	2004		2003	
Nine months ended September 30	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**44.73**	**6.34**	37.95	6.63
Hedging	**(2.85)**	**(0.05)**	(1.10)	(0.31)
Royalties	**(9.45)**	**(1.46)**	(7.53)	(1.58)
Production costs	**(10.29)**	**(0.76)**	(8.97)	(0.69)
Operating netbacks	**22.14**	**4.07**	20.35	4.05

Measured on a unit of production basis, general and administrative expenses increased six percent to $1.36 per barrel of equivalent net of recoveries in the first nine months of 2004. Comparative values are $1.28 per barrel of equivalent in the first nine months of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. With industry-wide increased regulatory reporting requirements imposing heavier staff loads and also the now concluded reorganization into a Trust, additional upward general and administrative cost pressures on a per unit of production basis are expected.

The non-cash expense for unit-based compensation benefits for the third quarter of 2004 was much higher than previous periods at $2.66 million. Of this amount, $2.17 million is related to a one time charge for the accelerated vesting of stock options related to the July 15, 2004 Arrangement. The remainder is primarily the expense for the new trust unit rights incentive plan which is calculated using the intrinsic value method. Prior to the effective date of the Arrangement, expensing of stock-based compensation benefits in the consolidated statements of earnings was calculated using the Black-Scholes option-pricing model. Use of this methodology began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. This expense was not recorded in the first nine months of 2003 but added $2.97 million or $1.33 per barrel of equivalent of expense in the first nine months of 2004.

As at September 30, 2004, Zargon's bank debt plus working capital deficiency balance was $16.75 million compared to a working capital surplus of $3.08 million as at June 30, 2004 and a bank debt plus working capital deficiency of $13.09 million as at December 31, 2003. During the third quarter of 2004, Zargon's net indebtedness increased primarily due to an acquisition of Southeastern Saskatchewan properties for $10 million plus $9.44 million of reorganization costs related to the trust conversion. An overall lower debt level throughout the first nine months of 2004 compared to 2003 combined with a lower interest rate environment has resulted in a reduction of interest charges to $0.23 million in the first nine months of 2004 compared to $0.66 million in the first nine months of 2003.

During the first nine months of 2004, Zargon incurred $0.80 million of current income taxes compared to $0.40 million in the first nine months of 2003. The increase is due to current taxes paid in the United States. Federal and provincial capital taxes, which are included in current taxes, was $0.41 million for the first nine months of 2004 which is relatively unchanged compared to the first nine months of 2003. If high oil prices continue, there may continue to be modest current income taxes payable in the United States that will be somewhat reduced by the effect of ongoing capital programs. The Trust is a taxable entity under the Income Tax Act of Canada and is taxable only on the income that is not distributed or declared distributable to unitholders. It is anticipated that sufficient distributions will be made to eliminate current Canadian income tax.

Trust Netbacks

Nine months ended September 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.79**	38.96
Hedging	**(1.35)**	(1.54)
Royalties	**(9.05)**	(8.58)
Production costs	**(6.90)**	(6.34)
Operating netbacks	**23.49**	22.50
General and administrative	**(1.36)**	(1.28)
Interest	**(0.10)**	(0.33)
Capital and current income taxes	**(0.36)**	(0.20)
Cash flow from operations	**21.67**	20.69
Depletion and depreciation (note 1)	**(8.80)**	(6.69)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.44)
Unit-based compensation	**(1.33)**	-
Foreign exchange	**0.12**	0.11
Future income taxes (note 1)	**(4.06)**	(3.43)
Net earnings	**7.24**	10.24

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The first nine months 2004 depletion and depreciation expense of $8.80 per barrel of equivalent is 32 percent higher than the charges booked in the first nine months of 2003. The large increase in per barrel of equivalent depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101. Depletion and depreciation rates will be subject to continuing upward pressure as finding and development costs increase in the industry.

In 2003, the CICA approved Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is recognized in the balance sheet and amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first nine months of 2004, the non-cash accretion expense is $0.80 million or $0.36 per barrel of equivalent.

The provision for future income taxes of $9.07 million for the nine months ended September 30, 2004 represents an effective future tax rate of 34.8 percent. This rate compares to the effective future tax rate of 40.4 percent and 39.3 percent for the six month period ended June 30, 2004 and three month period ended March 31, 2004, respectively. The reduction in the effective future income tax rate in the third quarter of 2004 is due to cash distributions from the Trust. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in third quarter 2004 of $16.13 million (see note at the beginning of the MD&A section) was $0.39 million or two percent less than the preceding quarter and $3.79 million or 31 percent higher than the 2003 third quarter. The 2004 nine month cash flow of $48.39 million was 18 percent higher than the prior year's comparative period due to a 12 percent gain in production volumes and a five percent rise in equivalent prices received over the same nine-month period. Reflecting excellent commodity prices in both the 2003 and 2004 nine month periods, Zargon's cash flow netback averaged a strong $21.67 per barrel of equivalent in the first nine months of 2004, up five percent from the prior year's comparable period netback. Cash flow per diluted unit showed similar changes with the 2004 third quarter cash flow of $0.87 per diluted

unit decreasing one percent over second quarter levels while the 2004 nine month cash flow of $2.58 per diluted unit improved 15 percent over the 2003 comparable period.

Net earnings of $5.09 million for the third quarter of 2004 were eight percent below the preceding quarter and 15 percent above the third quarter of 2003. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation and unit-based compensation referred to above. Net earnings in the 2003 second quarter were distorted by a one-time adjustment reflecting a multi-year downward adjustment in federal income tax rates which resulted in a large gain in net earnings. Net earnings per diluted unit were $0.27, $0.29 and $0.30 respectively in the third, second and first 2004 quarters.

Capital Expenditures

Nine months ended September 30 ($ million)	2004	2003
Undeveloped land	**3.06**	5.96
Geological and geophysical (seismic)	**3.45**	4.11
Drilling and completion of wells	**18.18**	9.72
Well equipment and facilities	**4.72**	4.62
Exploration and development	**29.41**	24.41
Property acquisitions	**11.88**	7.82
Property dispositions	**(0.27)**	(5.16)
Net property acquisitions	**11.61**	2.66
Total capital expenditures (net)	**41.02**	27.07

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $41.02 million in the first nine months of 2004 were 52 percent higher than in first nine months of 2003, reflecting the purchase of producing oil property interests in Southeast Saskatchewan and a very active drilling program of 40 gross (33.5 net) wells. Drilling and completion expenditures are up 87 percent from the previous year to $18.18 million while undeveloped land purchases fell 49 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. Cash flow from operations in the first nine months of $48.39 million, proceeds from the exercise of stock options of $2.87 million and the increase in bank debt covered the capital program, costs incurred for the trust reorganization and the distribution to unitholders for the period. As at September 30, 2004, bank debt plus working capital deficiency was $16.75 million compared to $13.09 million as at December 31, 2003. With a bank debt plus working capital deficiency to trailing twelve month cash flow ratio of 0.27, Zargon continues to maintain a very strong balance sheet.

At November 10, 2004, Zargon Energy Trust has 15.29 million trust units and 3.23 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.57 million trust units outstanding. Pursuant to the new trust unit rights incentive plan there are currently an additional 0.58 million trust unit rights issued and outstanding.

Capital Sources

Nine months ended September 30 ($ million)	2004	2003
Cash flow from operations	**48.39**	41.10
Changes in working capital and other	**0.68**	1.42
Change in bank indebtedness	**2.79**	(16.36)
Reorganization costs	**(9.44)**	-
Cash distributions	**(4.27)**	-
Issuance of common shares related to exercise of stock options	**2.87**	0.91
Total capital sources	**41.02**	27.07

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

Petroleum and Natural Gas Assets – Full Cost Accounting

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Trust's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at September 30, 2004.

Asset Retirement Obligations

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Trust's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Over the past two years increasing global energy demand and constrained supply has resulted in historically high commodity prices that have produced strong cash flows, but have also brought increasing cost pressures throughout the industry. Irrespective of commodity prices, as a sustainable income trust, Zargon continues to be well positioned to maintain per unit production and reserve levels with a very strong balance sheet, 399 thousand net acres of undeveloped land and a promising project inventory. Despite the current high commodity prices levels, Zargon will maintain a disciplined capital spending approach designed to sustain per unit production and reserves while distributing approximately 50 percent of the cash flows attributed to our unitholders.

($ million, except per unit amounts)

Quarter	Net Earnings (note 1)	Net Earnings/ Diluted Unit (note 1)	Cash Flow	Cash Flow/ Diluted Unit	Cash Distributions	Cash Distribution/ Trust Unit	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q3	$5.1	$0.27	$16.1	$0.87	$4.3	$0.28	$32.4	$205.6	$9.8
2004 Q2	$5.5	$0.29	$16.5	$0.88	-	-	$31.0	$189.8	-
2004 Q1	$5.5	$0.30	$15.7	$0.84	-	-	$27.7	$186.2	$3.7
2003 Q4	$4.1	$0.22	$13.2	$0.72	-	-	$24.5	$181.1	$7.0
2003 Q3	$4.4	$0.24	$12.3	$0.67	-	-	$23.8	$172.8	$8.9
2003 Q2	$9.2	$0.50	$13.5	$0.74	-	-	$24.2	$166.0	$11.5
2003 Q1	$6.7	$0.36	$15.2	$0.84	-	-	$29.2	$165.1	$20.8

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
November 10, 2004

ZARGON ENERGY TRUST

CONSOLIDATED BALANCE SHEETS

(unaudited) ($ thousand)	**September 30, 2004**	December 31, 2003 (restated - note 2)
ASSETS		
Current		
Accounts receivable	**13,596**	12,183
Prepaid expenses and deposits	**1,369**	980
	14,965	13,163
Property and equipment, net	**190,613**	167,888
	205,578	181,051
LIABILITIES		
Current		
Bank indebtedness	**9,771**	6,978
Accounts payable and accrued liabilities	**19,801**	19,277
Cash distributions payable	**2,140**	-
	31,712	26,255
Asset retirement obligations (notes 2 and 3)	**14,087**	12,194
Future income taxes	**38,519**	30,133
	84,318	68,582
UNITHOLDERS' EQUITY		
Unitholders' capital (note 4)	**37,245**	42,200
Exchangeable shares (note 4)	**7,891**	-
Contributed surplus (note 4)	**460**	264
Accumulated earnings	**79,935**	70,005
Accumulated cash distributions (note 10)	**(4,271)**	-
	121,260	112,469
	205,578	181,051

See accompanying notes

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

(unaudited)	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
($ thousand, except per unit amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**32,409**	23,755	**91,072**	77,146
Hedging (note 8)	**(1,427)**	(354)	**(3,010)**	(3,050)
Royalties	**(7,394)**	(5,695)	**(20,203)**	(16,991)
	23,588	17,706	**67,859**	57,105
Expenses				
Production	**5,762**	4,344	**15,413**	12,550
General and administrative	**1,069**	876	**3,027**	2,530
Unit-based compensation (note 4)	**2,663**	-	**2,972**	-
Interest	**99**	152	**233**	661
Foreign exchange (gain) loss	**(287)**	69	**(263)**	(210)
Accretion of asset retirement obligations (notes 2 and 3)	**274**	293	**799**	879
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
	16,589	10,564	**41,829**	29,658
Earnings before income taxes	**6,999**	7,142	**26,030**	27,447
Income taxes				
Future	**1,385**	2,567	**9,065**	6,786
Current	**527**	133	**797**	401
	1,912	2,700	**9,862**	7,187
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Accumulated earnings, beginning of period				
As previously reported	**81,086**	61,502	**70,125**	45,598
Change in accounting policies (note 2)	**-**	(40)	**(120)**	46
As restated	**81,086**	61,462	**70,005**	45,644
Reorganization costs (note 9)	**(6,238)**	-	**(6,238)**	-
Accumulated earnings, end of period	**79,935**	65,904	**79,935**	65,904
Net earnings per unit (note 5)				
Basic	**0.28**	0.25	**0.88**	1.14
Diluted	**0.27**	0.24	**0.86**	1.11

See accompanying notes

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
($ thousand)		(restated – note 2)		(restated – note 2)
Operating activities				
Net earnings for the period	**5,087**	4,442	**16,168**	20,260
Add (deduct) non-cash items:				
Depletion and depreciation	**7,009**	4,830	**19,648**	13,248
Accretion of asset retirement obligations	**274**	293	**799**	879
Unit-based compensation	**2,663**	-	**2,972**	-
Unrealized foreign exchange (gain) loss	**(287)**	209	**(263)**	(70)
Future income taxes	**1,385**	2,567	**9,065**	6,786
Cash flow from operations	**16,131**	12,341	**48,389**	41,103
Asset retirement expenditures	**(91)**	(35)	**(147)**	(86)
Changes in non-cash working capital	**5,262**	(853)	**2,052**	306
	21,302	11,453	**50,294**	41,323
Financing activities				
Repayment of bank indebtedness	**9,771**	(2,555)	**2,793**	(16,360)
Cash distributions to unitholders	**(4,271)**	-	**(4,271)**	-
Exercise of stock options	**1,537**	88	**2,867**	914
Changes in non-cash working capital	**2,140**	-	**2,140**	-
	9,177	(2,467)	**3,529**	(15,446)
Investing activities				
Additions to property and equipment	**(23,640)**	(12,218)	**(41,291)**	(32,223)
Proceeds on disposal of property and equipment	**-**	110	**275**	5,155
Reorganization costs (note 9)	**(9,443)**	-	**(9,443)**	-
Changes in non-cash working capital	**1,399**	3,122	**(3,364)**	1,191
	(31,684)	(8,986)	**(53,823)**	(25,877)
Change in cash	**(1,205)**	-	-	-
Cash, beginning of period	**1,205**	-	-	-
Cash, end of period	-	-	-	-

See accompanying notes

ZARGON ENERGY TRUST

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2004 and 2003 (unaudited)

1. NATURE OF THE ORGANIZATION AND BASIS OF PRESENTATION

Organization

On July 15, 2004, Zargon Oil & Gas Ltd. (the "Company") was reorganized into Zargon Energy Trust (the "Trust" or "Zargon") as part of a Plan of Arrangement (the "Arrangement"). Shareholders of the Company received one trust unit or one exchangeable share for each common share held. All outstanding common share options were settled for cash prior to the completion of the reorganization. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust. Holders of exchangeable shares are not eligible to receive cash distributions paid, but rather, on each payment of a distribution, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The trust units commenced trading on the TSX under the symbol "ZAR.UN" on July 21, 2004. The exchangeable shares commenced trading on the TSX under the symbol "ZOG.B" on August 4, 2004. The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta and was created pursuant to a trust indenture ("Trust Indenture"). Valiant Trust Company has been appointed trustee under the Trust Indenture.

The costs of the reorganization were $9.44 million and are described in note 9.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas.

Basis of Presentation

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Oil & Gas Ltd. annual report for the year ended December 31, 2003.

While the Trust commenced operations on July 15, 2004, these unaudited interim consolidated financial statements follow the continuity of interest basis of accounting as if the Trust had always existed. This basis is intended to provide unitholders with meaningful and comparative financial information. Also, certain comparative figures have been reclassified to conform with the current presentation.

2. CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting

On January 1, 2004, Zargon adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. Since the fair value of the cost centres exceed the carrying value there is no impact on the Trust's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligations

On January 1, 2004, Zargon retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Trust records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Trust expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and nine months ended September 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on Zargon's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. Zargon has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs being incurred after 2012. Zargon used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**1,357**	525
Liabilities settled	**(147)**	(86)
Accretion expense	**799**	879
Other	**(116)**	-
Balance, end of period	**14,087**	11,878

4. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement on July 15, 2004, 14.87 million units of the Trust and 3.66 million exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company on a one for one basis.

Common Shares of Zargon Oil & Gas Ltd.	**September 30, 2004**		September 30, 2003	
(no par value) (thousand)	**Number of Shares**	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised for cash	**534**	**2,867**	253	914
Stock-based compensation recognized	**-**	**69**	-	-
Trust units issued	**(14,866)**	**(36,219)**	-	-
Exchangeable shares issued	**(3,660)**	**(8,917)**	-	-
Balance, end of period	**-**	**-**	17,890	41,911

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units (thousand)	**September 30, 2004** **Number of Units**	 **Amount ($)**
Units issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**14,866**	**36,219**
Issued on conversion of exchangeable shares	**421**	**1,026**
Balance, end of period	**15,287**	**37,245**

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 421,031 exchangeable shares were converted into 421,536 trust units based on the exchange ratio at the time of conversion. At September 30, 2004, the exchange ratio was 1.00737 trust units per exchangeable share.

Exchangeable Shares (thousand, except exchange ratio)	**September 30, 2004** **Number of Shares**	 **Amount ($)**
Exchangeable shares issued		
Issued pursuant to Plan of Arrangement July 15, 2004	**3,660**	**8,917**
Exchanged for trust units	**(421)**	**(1,026)**
Balance, end of period	**3,239**	**7,891**
Exchange ratio, end of period	**1.00737**	
Trust units issuable upon conversion of exchangeable shares, end of period	**3,263**	**7,891**

The proforma total units outstanding at period end, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving rise to the exchange ratio at the end of the period is 18.55 million units.

Contributed Surplus ($ thousand)	**September 30, 2004**
Balance, beginning of year	**264**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Stock-based compensation recognized on exercise of stock options	**(69)**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Stock-options cancelled immediately prior to trust conversion	**(2,707)**
Balance at trust conversion	**-**
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**460**

Compensation Plans

A summary of the status of the Trust's compensation expense for the nine months ended September 30, 2004 is presented below:

Compensation Expense ($ thousand)	Nine Months Ended September 30, **2004**
Stock-based compensation expense prior to Plan of Arrangement July 15, 2004	**345**
Accelerated vesting of unvested stock options pursuant to the Arrangement	**2,167**
Unit-based compensation recognized subsequent to trust conversion	**460**
Balance, end of period	**2,972**

A summary of the status of the Trust's compensation plans as at September 30, 2004 and 2003 and changes during the nine months ended on those dates is presented below:

Stock Options

As part of the Arrangement to reorganize Zargon Oil & Gas Ltd. into a Trust, all common share options, vested and unvested, were cancelled and the optionholders received a cash payment for the intrinsic value of the options.

	September 30, 2004		September 30, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price** ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	429	9.36
Exercised	**(534)**	**5.39**	(253)	3.61
Cancelled prior to trust conversion	**(9)**	**9.61**	(22)	9.30
Cancelled immediately prior to trust conversion	**(1,184)**	**11.03**	-	-
Outstanding at end of period	-	-	1,369	6.64
Options exercisable at period end	-	-	944	5.42

Stock-Based Compensation (see Compensation Expense table above)

Compensation expense of $0.34 million was recognized for the 2004 nine month period as a result of regular vesting of unvested stock options. Additionally, as a result of canceling the stock-option plan pursuant to the Arrangement, compensation expense for the nine months ended September 30, 2004 of $2.17 million resulted from accelerating of unvested stock-options. Both of these non-cash expenses have been recognized as part of unit-based compensation expense on the income statement for the nine month period.

Under this stock-option plan the Company had calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted under the stock-option plan was based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the nine months ended September 30, 2003 would be reduced by $0.21 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 nine month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

Trust Unit Rights Incentive Plan

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices approximate the market price for the trust units on the date the unit rights are issued. Rights granted under the plan vest over a three-year period and expire five years from the grant date.

The following table summarizes information about the Trust's unit rights:

	September 30, 2004	
	Number of Unit Rights (thousand)	**Weighted Average Exercise Price** ($)
Outstanding at beginning of year	-	-
Unit rights granted	579	17.79
Outstanding at end of period	579	17.79
Unit rights exercisable at period end	-	-

Unit-Based Compensation (see Compensation Expense table above)

The Plan allows for the exercise price of rights to be reduced in future periods by a portion of the future distributions. The Trust has determined that the amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors including, but not limited to, future oil and natural gas prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, and the purchase and sale of oil and natural gas assets. Therefore, it is not possible to determine a fair value for the rights granted under the Plan.

Compensation expense is therefore determined based on the amount that the market price of the trust unit exceeds the exercise price for rights issued as at the date of the interim unaudited consolidated financial statements and is recognized in earnings over the vesting period of the Plan. Compensation expense for the unit rights for the three and nine months ended September 30, 2004 was $0.46 million.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus.

This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights outstanding at the date of the financial statements.

5. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

Per unit amounts are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of the reporting period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from "in-the-money" trust unit rights are used to repurchase units at the average market rate during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,	
(thousand)	**2004**	2003	**2004**	2003
	(units)	(shares)	(units)	(shares)
Basic	**18,380**	17,867	**18,331**	17,788
Diluted	**18,517**	18,430	**18,769**	18,324

6. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended September 30, **2004**	2003	Nine Months Ended September 30, **2004**	2003
Petroleum and Natural Gas Revenue				
Canada	**28,270**	20,685	**80,018**	68,465
United States	**4,139**	3,070	**11,054**	8,681
Total	**32,409**	23,755	**91,072**	77,146
Net Capital Expenditures				
Canada	**22,406**	11,827	**37,840**	21,546
United States	**1,234**	281	**3,176**	5,522
Total	**23,640**	12,108	**41,016**	27,068
Total Assets*				
Canada			**179,766**	150,296
United States			**25,812**	22,513
Total			**205,578**	172,809

* Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended September 30, **2004**	2003	Nine Months Ended September 30, **2004**	2003
Cash interest paid	**144**	117	**252**	540
Cash taxes paid	**506**	37	**694**	305

8. FINANCIAL INSTRUMENTS

The Trust is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for hedging purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices.

The Trust has outstanding contracts at September 30, 2004 as follows:

	Volume	Rate	Price	Term
Oil swaps	36,800 bbl	400 bbl/d	$28.78 US/bbl	Oct. 1/04–Dec. 31/04
	27,600 bbl	300 bbl/d	$54.05 Cdn/bbl	Oct. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
	73,000 bbl	200 bbl/d	$39.35 US/bbl	Jan. 1/05–Dec. 31/05
Oil collars	18,400 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Oct. 1/04–Dec. 31/04
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
	55,000 bbl	200 bbl/d	$37.00 US/bbl Put $44.40 US/bbl Call	Apr. 1/05-Dec. 31/05
Natural gas swaps	186,000 gj	6,000 gj/d	$5.91/gj	Oct. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
	856,000 gj	4,000 gj/d	$6.49/gj	Apr. 1/05-Oct. 31/05
Natural gas collars	62,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Oct. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.75/gj Put $9.55/gj Call	Nov. 1/04–Mar. 31/05
	302,000 gj	2,000 gj/d	$6.75/gj Put $9.80/gj Call	Nov. 1/04–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

At September 30, 2004, the cost to settle the above contracts would have been approximately $3.49 million.

9. ZARGON ENERGY TRUST REORGANIZATION

The following costs were incurred to reorganize Zargon Oil & Gas Ltd. into a trust, effective July 15, 2004:

($ thousand)	
Cash payout of stock options	7,875
Financial advisory, accounting and legal fees, and preparation and printing of the Information Circular	1,568
Total reorganization costs	9,443

Of the above amounts $2.71 million was charged to contributed surplus relating to recognized stock-based compensation under the previous stock option plan for the Company. The remaining $6.73 million ($6.24 million net of taxes) was charged directly against accumulated earnings.

10. ACCUMULATED CASH DISTRIBUTIONS

During the period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $4.27 million (2003 - $nil) in accordance with the following schedule:

Month	Record Date	Distribution Date	Per Trust Unit
August 2004	August 31, 2004	September 15, 2004	$0.14
September 2004	September 30, 2004	October 15, 2004	$0.14

11. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

ZARGON OIL & GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President,
Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbols:
ZAR.UN - trust units
ZOG.B – exchangeable shares

Transfer Agent

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of November 10, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR IMMEDIATE RELEASE: November 5, 2004





TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.01365 to 1.01977. This increase will be effective on November 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio (1)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
October 29, 2004	1.01365	$0.14	$23.18779	0.00612	November 15, 2004	1.01977

(1) The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.294 million trust units (ZAR.UN) and 3.232 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2004 revised exchange ratio there would be a total of 18.590 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: October 18, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS OCTOBER 2004 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of October in the amount of Cdn. $0.14 per trust unit will be paid on November 15, 2004 to unitholders of record on October 31, 2004. The ex-distribution date is October 27, 2004.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.287 million trust units (ZAR.UN) and 3.239 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the October 15, 2004 revised exchange ratio there would be a total of 18.570 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: October 6, 2004

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.00737 to 1.01365. This increase will be effective on October 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
September 30, 2004	1.00737	$0.14	$22.46073	0.00628	October 15, 2004	1.01365

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.287 million trust units (ZAR.UN) and 3.239 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the October 15, 2004 revised exchange ratio there would be a total of 18.570 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: September 17, 2004

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS SEPTEMBER CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of September in the amount of Cdn. $0.14 per trust unit will be paid on October 15, 2004 to unitholders of record on September 30, 2004. The ex-distribution date is September 28, 2004.

Zargon is also pleased to announce a new appointment and a promotion, both at the senior officer level. Effective immediately, Brent Heagy has joined the Trust as Vice President, Finance and Chief Financial Officer. Mr. Heagy is a chartered accountant with over 20 years experience primarily at increasingly senior levels with a large independent energy company where he worked in both Canadian and US activity centres. He was most recently Chief Risk Officer, based in Calgary and prior to that, was Chief Financial Officer of a US subsidiary. Also effective immediately, Dan Roulston has been appointed Executive Vice President, Operations. Mr. Roulston has been in charge of Zargon's operations since 1994, first as a senior manager then as an officer in 1997, and has contributed significantly to Zargon's success.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.218 million trust units (ZAR.UN) and 3.308 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the September 15, 2004 revised exchange ratio, there would be a total of 18.550 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FOR IMMEDIATE RELEASE: September 7, 2004

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.00000 to 1.00737. This increase will be effective on September 15, 2004.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio (1)	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
August 31, 2004	1.00000	$0.14	$19.00240	0.00737	September 15, 2004	1.00737

(1) The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 15.218 million trust units (ZAR.UN) and 3.308 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the September 15, 2004 revised exchange ratio there would be a total of 18.550 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

C.H. Hansen
President and Chief Executive Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


ZARGON
O I L & G A S L T D.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, Craig H. Hansen, President and Chief Executive Officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

"C.H. Hansen"

C.H. Hansen
President and Chief Executive Officer


ZARGON
OIL & GAS LTD.

Form 52-109FT2
Certification of Interim Filings During Transition Period

I, John O. McCutcheon, Chairman and chief financial officer of Zargon Oil & Gas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zargon Oil & Gas Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

"J.O. McCutcheon"

J.O. McCutcheon
Chairman and chief financial officer

Q2 2004

Zargon

ZARGON OIL & GAS LTD.

CORPORATE HIGHLIGHTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004

Zargon Oil & Gas Ltd. is pleased to announce financial and operating results for the six months ended June 30, 2004, the final period in which the Company operated in its historical corporate format as a junior oil and gas company. On July 15, 2004, the securityholders of Zargon Oil & Gas Ltd. voted overwhelmingly in favour of a Plan of Arrangement that reorganized the Company into a sustainable energy trust, named Zargon Energy Trust, with the announced intention of distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders.

Buoyed by high commodity prices and record production volumes, Zargon delivered very strong financial results in the 2004 second quarter. Second quarter 2004 revenues of $30.96 million were 28 percent above the comparative prior year period and 12 percent above the 2004 first quarter. Second quarter 2004 cash flow from operations of $16.53 million ($0.88 per diluted share) was 22 percent above the 2003 second quarter and five percent above the preceding quarter levels. Second quarter 2004 net earnings of $5.54 million ($0.29 per diluted share) were three percent below the preceding quarter and well below the 2003 second quarter which contained a large one-time adjustment relating to legislated changes in future federal tax rates.

Average production in the second quarter of 2004 of 8,150 barrels of equivalent per day was 13 percent higher than the 2003 second quarter levels and three percent higher than the preceding quarter. On a per share basis, second quarter production also showed a ten percent year-over-year increase and a three percent increase over the preceding quarter. Natural gas production rates of 29.30 million cubic feet per day rose a strong 28 percent over the comparative prior year period due to successful exploration and development drilling programs at our West Central Alberta and Alberta Plains (Jarrow) gas properties. When compared to the prior year's quarter and the preceding quarter, the 2004 second quarter oil and liquids production declined four and three percent respectively, due to spring break-up field access issues, the impact of limited capital program allocations in recent months and the lack of any material property acquisitions. Net capital expenditures in the 2004 first half of $17.38 million were 16 percent higher than the same prior year period and were mostly expended on drilling 23 gross (18.3 net) wells. Land purchases at Crown sales continued at a reduced rate and no significant property acquisitions occurred until after June 30. Consequently, the first half capital expenditures were only 54 percent of cash flow from operations, a level roughly consistent with the new Trust policies. With cash flows significantly exceeding capital programs, Zargon was able to eliminate its bank debt and move to a positive working capital position of $3.08 million at June 30, 2004.

	Three months ended June 30			Six months ended June 30		
(unaudited)	**2004**	2003	Percent Change	**2004**	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**31.0**	24.2	28	**58.7**	53.4	10
Cash flow from operations	**16.5**	13.5	22	**32.3**	28.8	12
Net earnings (note 1)	**5.5**	9.2	(40)	**11.1**	15.8	(30)
Net capital expenditures	**7.6**	8.1	(6)	**17.4**	15.0	16
Per Common Share, Diluted						
Cash flow from operations ($/share)	**0.88**	0.74	19	**1.72**	1.57	10
Net earnings ($/share) (note 1)	**0.29**	0.50	(42)	**0.59**	0.87	(32)
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**172.9**	153.8	12
Bank indebtedness				**0.0**	11.5	(100)
Shareholders' equity (note 1)				**125.2**	103.3	21
Shares Outstanding at Period End (million)				**18.28**	17.87	2
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,266**	3,407	(4)	**3,310**	3,233	2
Natural gas (mmcf/d)	**29.30**	22.89	28	**28.25**	23.45	20
Equivalent (boe/d) (note 2)	**8,150**	7,222	13	**8,019**	7,142	12
Equivalent per million shares (boe/d) (note 2)	**446**	406	10	**440**	402	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**44.32**	34.26	29	**42.11**	38.77	9
Natural gas ($/mcf)	**6.67**	6.52	2	**6.47**	7.23	(11)
Wells Drilled, Net	**8.4**	6.0	40	**18.3**	11.0	66
Undeveloped Land at Period End (thousand net acres)				**405**	348	16

Notes:

1 Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

2 The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.

OIL AND LIQUID PRODUCTION
(bbl/d)


3,407
3,341
3,340
3,355
3,266
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NATURAL GAS PRODUCTION
(mmcf/d)


22.89
24.77
28.08
27.21
29.30
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

PRODUCTION
(boe/d)


7,222
7,470
8,020
7,889
8,150
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

PRODUCTION*

Natural gas production volumes have continued the growth progression that began in the first half of 2003, with rates reaching 28.25 million cubic feet per day in the 2004 first half, a 20 percent increase over the comparative 2003 half. The major part of the increase has come from successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. The continuing exploration and development program in Zargon's principal gas property of Jarrow in the Alberta Plains has been successful in maintaining production volumes and on occasion providing a modest amount of growth. During the second quarter, good production additions at Jarrow, Pembina and Hamelin Creek (Peace River Arch) brought the average daily rate to 29.30 million cubic feet per day and the exit rate at June 30 to better than 30 million cubic feet per day.

Oil and liquid production of 3,310 barrels per day in first half 2004 provided a two percent gain over the comparable period last year. During the last 12 months, Zargon has drilled only 6.9 net oil wells as capital programs have concentrated on natural gas exploration. Second quarter oil and liquid production was also held back by the annual access related challenges of the spring break-up season. Without any material acquisitions, the modest oil production drilling additions were challenged to offset the natural production declines. Going forward, Zargon plans to increase oil exploitation drilling programs and when appropriate, oil related acquisitions that will continue to build Zargon's production base of exploitable long-life, shallow-decline waterflood Williston Basin properties in Southeast Saskatchewan and North Dakota.

EXPLORATION AND EXPLOITATION*

During the 2004 second quarter, Zargon drilled 11 gross wells (8.4 net) that delivered 6.4 net natural gas wells, 1.0 net oil well and 1.0 net dry hole for an 88 percent success ratio. Of the gas wells, two were earning wells drilled in support of Zargon's farm-in on the extensive lands held by K2 Energy Corp. on the Blackfeet reservation in Montana. These two exploration wells have subsequently been completed and production tested with minor natural gas flows. The remaining gas wells included three wells in the Peace River Arch area of the West Central Alberta core area and four smaller participations in non-operated wells in Alberta. The extensive summer drilling program planned for Jarrow did not get underway until after June 30. The oil well was a successful vertical development well at our Pinto, Saskatchewan property. For the first half, Zargon drilled 18.3 net wells resulting in 13.3 net gas wells, 2.0 net oil wells and 3.0 net dry holes.

An extensive summer drilling program is currently underway with wells planned for Jarrow and Hamilton Lake in the Alberta Plains, at Highvale, Judy Creek and Pembina in West Central Alberta, at Hamelin Creek, Progress and Valhalla in the Peace River Arch plus three Williston Basin locations, two of which are at Haas, North Dakota. Since quarter-end, six operated and one non-operated wells have been drilled in Jarrow with good success plus three wells in the Peace River Arch that are in the process of being evaluated. A further 15 operated locations have been approved for drilling in the remainder of the year and we continue to budget a total of 41 net wells for the 2004 drilling program of which the majority will be directed to natural gas exploration.

Because of very competitive bidding and accompanying expensive price levels at Crown sales, Zargon has been increasingly selective with its Crown land purchases. Undeveloped land inventories have however been maintained at 404,700 net acres as of June 30 and provide an excellent base for continued natural gas exploration.

ACQUISITIONS/DISPOSITIONS

Although Zargon has historically acquired both producing properties and undeveloped land on a regular basis, no significant property acquisition expenditures were made in the first half of 2004 and purchases at Crown land sales were substantially reduced. The Canadian property acquisition market has been and continues to be extremely competitive and we have found it difficult to find acquisitions that meet our value expectations. However, subsequent to quarter-end we did acquire a portfolio of operated producing

oil property interests in the Weyburn area of Southeast Saskatchewan from a group of private companies. These properties which include operated interests in six small Units, integrate well with our existing properties and are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase was closed on July 26 for approximately $10 million and brought an additional 250 barrels per day of oil production to Zargon.

REORGANIZATION TO ZARGON ENERGY TRUST*

At a special meeting of the securityholders of Zargon Oil & Gas Ltd. held on July 15, 2004, overwhelming approval was given to a resolution in favour of a Plan of Arrangement reorganizing the Company into Zargon Energy Trust. The Plan of Arrangement received court approval and also became effective on July 15, 2004.

The Trust will function by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production levels on a per trust unit basis through the reinvestment of the remaining cash flow from operations. These exploration and production (E&P) capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production growth, but only on a value added opportunistic basis.

Several important advantages become available through this reorganization. A capital structure has been created to allocate cash flow efficiently between oil and gas reinvestment and distributions to unitholders in widely varying commodity price environments. Zargon's management team remains essentially unchanged and the entrepreneurial environment that has fostered our success is preserved. Zargon's reserve base, undeveloped land holdings and our intellectual capital remain fully available to support ongoing operations and growth prospects. Overall the Company will operate much as before but in a tax-efficient structure.

GUIDANCE*

In the 2004 first quarter report, Zargon reduced its field related exploration and production (E&P) capital budget from $40 million to $35 million, and also removed the $5 million acquisition component of the budget due to uncertainties that appropriate value-added acquisitions could be sourced. To June 30, 2004, Zargon's E&P capital expenditures were $16.86 million and we are on track to successfully spend the budgeted $35 million of E&P capital expenditures for the year. In recognition of the July completion of the $10 million acquisition of Weyburn, Saskatchewan properties, Zargon's 2004 capital budget has now been increased to $45 million and is comprised of $35 million of E&P capital expenditures and $10 million of property acquisitions. The revised budget does not make an allowance for any further property acquisitions, although, should value added property or corporate acquisition opportunities become available (particularly in the Williston Basin), our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In the May 17, 2004 press release announcing Zargon's reorganization into a sustainable energy trust, initial third quarter production guidance for the new trust was set at 8,400 barrels of equivalent per day comprised of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids, while post reorganization net debt levels were forecast to be about $12 million. With current production volumes slightly exceeding both of these natural gas and oil production rates and with net debt levels currently in the $12-$15 million range, Zargon is well underway to meet these initial trust targets.

The initial distribution of the Zargon Energy Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004. The initial distribution will be $0.14 per trust unit and the ex-distribution date is August 27, 2004. Given the current production volumes and forward price curves, it is anticipated that the $0.14 distribution rate can be maintained for the foreseeable future and the taxable component of these distributions will be essentially 100 percent. Currently there are 14.87 million trust units outstanding and an additional 3.66 million exchangeable shares outstanding. After giving effect to the conversion privileges of the exchangeable shares, a total of 18.53 million trust units would be outstanding.

** Please see comments on "Forward-Looking Statements" on the last page of this report.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations"("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

This MD&A has been prepared as of August 12, 2004.

FINANCIAL ANALYSIS

With commodity prices maintaining historically high levels and production volumes averaging 12 percent above the comparative 2003 six-month period, Zargon reported strong gains in petroleum and natural gas revenue in the 2004 second quarter and throughout the 2004 first half. The largest contributing factor was the increasing strength in oil prices received which averaged $44.32 per barrel before hedges in second quarter 2004 compared to $34.26 in the 2003 second quarter and $39.96 in the preceding quarter, gains of 29 percent and 11 percent respectively. Natural gas prices also averaged a very strong $6.67 per thousand cubic feet before hedges in the second quarter and showed increases of two percent and seven percent, respectively, over the 2003 second quarter and the preceding quarter levels. With higher prices and production volumes, second quarter 2004 revenues of $30.96 million were 28 percent higher than the 2003 second quarter and 12 percent higher than the preceding quarter levels.

Natural gas production volumes of 29.30 million cubic feet per day in the 2004 second quarter increased 28 percent over the 2003 second quarter levels and eight percent from the preceding quarter due to successful Alberta Plains (Jarrow) and West Central Alberta drilling programs. Oil and liquids production volumes have changed little in the past 12 months as capital programs have emphasized natural gas exploration. Also, in the second quarter field access for remedial oil well workovers was restricted due to spring wet field conditions and consequently second quarter oil volumes of 3,266 barrels per day showed a four percent and three percent decline when respectively compared to the prior year's second quarter and the preceding quarter.

Hedging losses in second quarter 2004 were $1.31 million compared to $0.47 million in the 2003 second quarter and $0.27 million in the preceding quarter. The primary driver for these losses was the record high oil prices recorded in the current quarter. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year, but in the 2004 first quarter the oil hedge losses were partially offset by profitable gas hedges that expired on March 31, 2004.

Because our hedging strategy is designed to protect the Company against the extreme negative effects on cash flow from sudden falls in prices and revenues, upward price trends or spikes tend to produce overall hedge losses. An upward natural gas price spike in the 2003 first quarter brought about a net hedging loss of $2.22 million in the quarter and $2.70 million in the 2003 first half. A similarly sharp gain in oil pricing in 2004 is being sustained and has brought a hedging loss of $1.31 million in the second quarter and $1.58 million in the first half. If record high oil prices persist, further substantial hedging losses can be expected in the third quarter.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $6.89 million for the second quarter of 2004, an increase of 16 percent from the preceding quarter and 36 percent from $5.05 million in the 2003 second quarter. As a percentage of gross revenue, royalty rates have moved in a narrow range from 20.9 percent in second quarter of 2003 to 21.4 percent in the first quarter of 2004 and 22.2 percent in the second quarter of 2004.

On a unit of production basis, production costs have shown a modest increase to $6.79 per barrel of equivalent in second quarter 2004 compared with $6.43 in the preceding quarter and $6.05 in second quarter 2003. Longer reporting periods tend to smooth out fluctuations and the 2004 first half cost of $6.61 per barrel of equivalent, showed a four percent increase from the $6.35 per barrel of equivalent reported in the first half of 2003. During the 2004 first half significantly higher costs on a per unit basis were recorded for third party gas processing fees, gas compression charges and gas processing chemicals. In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. During this current period of significantly increased industry-wide cost pressures, Zargon is attempting to maintain stable per unit operating costs through field-related cost containment programs.

OPERATING NETBACKS

	2004		2003	
Six months ended June 30	**Oil and Liquids ($/bbl)**	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**42.11**	**6.47**	38.77	7.23
Hedging	**(2.34)**	**(0.03)**	(1.47)	(0.43)
Royalties	**(8.72)**	**(1.47)**	(7.36)	(1.65)
Production costs	**(9.53)**	**(0.76)**	(9.09)	(0.68)
Operating netbacks	**21.52**	**4.21**	20.85	4.47

Measured on a unit of production basis, general and administrative expenses remained steady at $1.34 per barrel of equivalent net of recoveries in both quarters of the first half of 2004. Comparative values are $1.28 per barrel of equivalent in the first half of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. Looking forward, Zargon's now concluded reorganization into a Trust structure in combination with the industry-wide increased regulatory reporting requirements will generate additional upward general and administrative cost pressures on a per unit of production basis.

Expensing of stock-based compensation benefits in the consolidated statements of earnings began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. Zargon calculates this non-cash expense using the Black-Scholes option-pricing model and it covers the earned portion of employee and director stock options during the reporting period. This expense was not recorded in first half 2003 but added $0.31 million or $0.21 per barrel of equivalent of expense in first half 2004.

Due to the high cash flows experienced since December 31, 2003, Zargon's bank debt plus working capital deficiency balance of $13.09 million has been replaced by a $3.08 million working capital surplus as of June 30, 2004. Coupled with an exceptionally low interest rate environment, interest charges have fallen steeply to $0.13 million in first half 2004 compared to $0.51 million in the first half of 2003. Subsequent to quarter-end, Zargon concluded a trust conversion by Plan of Arrangement and a Southeast Saskatchewan property purchase, which collectively have returned Zargon's bank debt plus working capital deficiency balance into the $12-$15 million range.

Zargon did not pay material current income taxes in the first half of 2004, but incurred $0.27 million of federal and provincial capital taxes, unchanged from the first half of 2003. Although not cash taxable in the first half of 2004, significant amounts of cash tax were forecast to be paid over the next few quarters if Zargon did not proceed with a corporate reorganization. With the now completed trust conversion, Zargon does not anticipate paying material cash taxes in the foreseeable future.



PETROLEUM AND NATURAL GAS REVENUE
($ million)


24.20
23.76
24.51
27.70
30.96
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

OIL AND LIQUID PRICES
($/bbl)


34.26
36.39
32.91
39.96
44.32
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NATURAL GAS PRICES
($/mcf)


6.52
5.51
5.57
6.26
6.67
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

CORPORATE NETBACKS

Six months ended June 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.20**	41.31
Hedging	**(1.09)**	(2.09)
Royalties	**(8.78)**	(8.74)
Production costs	**(6.61)**	(6.35)
Operating netbacks	**23.72**	24.13
General and administrative	**(1.34)**	(1.28)
Interest	**(0.09)**	(0.39)
Capital and current income taxes	**(0.19)**	(0.21)
Cash flow netbacks	**22.10**	22.25
Depletion and depreciation (note 1)	**(8.66)**	(6.51)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.45)
Stock-based compensation	**(0.21)**	-
Unrealized foreign exchange	**(0.02)**	0.22
Future income taxes (note 1)	**(5.26)**	(3.26)
Net earnings	**7.59**	12.25

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The second quarter 2004 depletion and depreciation unit expense of $8.66 per barrel of equivalent has remained roughly stable over the last three quarters, but is approximately one third higher than the charges booked in the first half of 2003. The large increase in per unit depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101.

In 2003, the CICA approved a new Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first half of 2004, the non-cash accretion expense is $0.53 million, 10 percent less than the $0.59 million of restated accretion charges now booked in the first half 2003.

The provision for future taxes of $3.67 million for the first quarter of 2004 represents an effective tax rate of 39.3 percent. Because of the very high commodity prices experienced in 2004, our utilization of tax pools is accelerating and the effective tax rate for the second quarter was increased to 41.3 percent, leading to a future tax provision of $4.01 million in the second quarter and $7.68 million for the first half, an effective tax rate of 40.4 percent. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in second quarter 2004 of $16.53 million (see note at the beginning of the MD&A section) was $0.79 million or five percent higher than the preceding quarter and $3.00 million or 22 percent higher than the 2003 second quarter. The 2004 first half cash flow of $32.26 million was 12 percent higher than the prior year's comparative period, which roughly matches the 12 percent gain in production volumes over the same six-month period. Reflecting excellent commodity prices in both the 2003 and 2004 six-month periods, Zargon's cash flow netback averaged a strong $22.10 per barrel of equivalent in the first half of 2004, essentially unchanged from the prior year's comparable period netback. Cash flow per diluted share showed similar gains with the 2004 second quarter cash flow of $0.88 per diluted share increasing five percent over the first quarter levels and the 2004 first half cash flow of $1.72 per diluted share improving 10 percent over the 2003 comparable period.

Net earnings of $5.54 million for the second quarter of 2004 were unchanged from the preceding quarter but 40 percent below the second quarter of 2003 which contained a large one-time adjustment for future taxes. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation, increased future taxes and stock-based compensation referred to above. Net earnings per diluted share were $0.30 and $0.29 respectively in the first and second 2004 quarters.

CAPITAL EXPENDITURES

Six months ended June 30 ($ million)	2004	2003
Undeveloped land	**1.85**	3.20
Geological and geophysical (seismic)	**2.36**	2.37
Drilling and completion of wells	**9.73**	4.79
Well equipment and facilities	**2.92**	2.53
Exploration and development	**16.86**	12.89
Property acquisitions	**0.79**	7.12
Property dispositions	**(0.27)**	(5.05)
Net property acquisitions	**0.52**	2.07
Total capital expenditures (net)	**17.38**	14.96

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $17.38 million in the first half of 2004 were 16 percent higher than in first half 2003 reflecting a very active field program of 23 gross (18.3 net) wells. Drilling and completion expenditures doubled from the previous year to $9.73 million while undeveloped land purchases fell 42 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. No material property acquisitions were completed in the first half of 2004, although a $10 million purchase of producing oil assets in the Weyburn area of Southeast Saskatchewan was closed on July 26, 2004. Cash flow from operations in the first half of $32.26 million and proceeds from the exercise of stock options of $1.33 million covered the capital program and applied $16.21 million to working capital and the repayment of bank debt. As of June 30, 2004, the Company had positive working capital of $3.08 million. Since June 30, Zargon has made a $10 million oil property acquisition and as part of the trust conversion process paid approximately $1.50 million of transaction fees and purchased all of the remaining employee and director stock options for an additional $7.88 million. Currently, with a bank debt plus working capital deficiency balance in the $12-$15 million range, Zargon continues to show a very strong balance sheet.

At August 12, 2004, Zargon Energy Trust has 14.87 million trust units and 3.66 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.53 million trust units outstanding. Pursuant to the shareholder approved new employee incentive plan there are currently an additional 0.55 million trust unit incentive rights issued and outstanding.

CAPITAL SOURCES

Six months ended June 30 ($ million)	2004	2003
Cash flow from operations	**32.26**	28.76
Changes in working capital and other	**(9.23)**	(0.82)
Change in bank indebtedness	**(6.98)**	(13.81)
Issuance of common shares	**1.33**	0.83
Total capital sources	**17.38**	14.96

CASH FLOW FROM OPERATIONS
($ million)



13.53
12.34
13.24
15.73
16.53
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NET EARNINGS
($ million)



9.17
4.44
4.10
5.54
5.54
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

NET CAPITAL EXPENDITURES
($ million)



8.10
12.11
12.84
9.77
7.61
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

PETROLEUM AND NATURAL GAS ASSETS – FULL COST ACCOUNTING

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Company's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at June 30, 2004.

ASSET RETIREMENT OBLIGATIONS

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Moving forward with a trust structure, Zargon continues to be well positioned with a very strong balance sheet, 405 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry are in a period of high commodity prices in a cycle that appears to have an unusually long life. Upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined capital spending approach that has served us well to date while distributing approximately half of our cash flows to our equity holders. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings (note 1)	Earnings/ Diluted Share (note 1)	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q2	$5.54	$0.29	$16.53	$0.88	$30.96	$189.80	–
2004 Q1	$5.54	$0.30	$15.73	$0.84	$27.70	$186.18	$3.68
2003 Q4	$4.10	$0.22	$13.24	$0.72	$24.51	$181.05	$6.98
2003 Q3	$4.44	$0.24	$12.34	$0.67	$23.76	$172.81	$8.92
2003 Q2	$9.17	$0.50	$13.53	$0.74	$24.20	$165.98	$11.47

Note:
1 Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
August 12, 2004

CONSOLIDATED BALANCE SHEETS

($ thousand)	June 30, 2004 (unaudited)	December 31, 2003 (restated – note 2)
ASSETS		
Current		
Cash	**1,205**	–
Accounts receivable	**14,222**	12,183
Prepaid expenses and deposits	**1,496**	980
	16,923	13,163
Property and equipment, net	**172,880**	167,888
	189,803	181,051
LIABILITIES		
Current		
Bank indebtedness	–	6,978
Accounts payable and accrued liabilities	**13,846**	19,277
	13,846	26,255
Asset retirement obligations *[notes 2 and 3]*	**12,849**	12,194
Future income taxes	**37,919**	30,133
	64,614	68,582
SHAREHOLDERS' EQUITY		
Share capital *[note 4]*	**43,568**	42,200
Contributed surplus	**535**	264
Retained earnings	**81,086**	70,005
	125,189	112,469
	189,803	181,051

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
($ thousand, except per share amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**30,959**	24,198	**58,663**	53,391
Hedging *(note 8)*	**(1,310)**	(473)	**(1,583)**	(2,696)
Royalties	**(6,886)**	(5,052)	**(12,809)**	(11,296)
	22,763	18,673	**44,271**	39,399
Expenses				
Production	**5,036**	3,976	**9,651**	8,206
General and administrative	**996**	766	**1,958**	1,654
Stock-based compensation *(note 4)*	**218**	–	**309**	–
Interest	**49**	247	**134**	509
Foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Accretion of asset retirement obligations *(notes 2 and 3)*	**266**	293	**525**	586
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
	13,052	9,280	**25,240**	19,094
Earnings before income taxes	**9,711**	9,393	**19,031**	20,305
Income taxes				
Future	**4,013**	72	**7,680**	4,219
Current	**156**	154	**270**	268
	4,169	226	**7,950**	4,487
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Retained earnings, beginning of period				
As previously reported	**75,544**	52,335	**70,125**	45,598
Change in accounting policies *(note 2)*	**–**	(40)	**(120)**	46
As restated	**75,544**	52,295	**70,005**	45,644
Retained earnings, end of period	**81,086**	61,462	**81,086**	61,462
Earnings per common share *(note 5)*				
Basic	**0.30**	0.52	**0.61**	0.89
Diluted	**0.29**	0.50	**0.59**	0.87

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
($ thousand)		(restated – note 2)		(restated – note 2)
Operating activities				
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Add (deduct) non-cash items:				
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
Accretion of asset retirement obligations *(notes 2 and 3)*	**266**	293	**525**	586
Stock-based compensation	**218**	–	**309**	–
Unrealized foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Future income taxes	**4,013**	72	**7,680**	4,219
Cash flow from operations	**16,526**	13,530	**32,258**	28,762
Asset retirement expenditures	**(14)**	(21)	**(56)**	(51)
Changes in non-cash working capital	**(2,898)**	3,057	**(3,210)**	1,159
	13,614	16,566	**28,992**	29,870
Financing activities				
Repayment of bank indebtedness	**(3,675)**	(9,303)	**(6,978)**	(13,805)
Exercise of stock options	**336**	549	**1,330**	826
	(3,339)	(8,754)	**(5,648)**	(12,979)
Investing activities				
Additions to property and equipment	**(7,883)**	(13,123)	**(17,651)**	(20,005)
Proceeds on disposal of property and equipment	**275**	5,020	**275**	5,045
Changes in non-cash working capital	**(1,462)**	291	**(4,763)**	(1,931)
	(9,070)	(7,812)	**(22,139)**	(16,891)
Change in cash	**1,205**	–	**1,205**	–
Cash, beginning of period	**–**	–	**–**	–
Cash, end of period	**1,205**	–	**1,205**	–

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

FULL COST ACCOUNTING

On January 1, 2004, the Company adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and six months ended June 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs not being incurred until after 2012. The Company used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligation:

($ thousand)	Six months ended June 30 2004	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**255**	376
Liabilities settled	**(56)**	(51)
Accretion expense	**525**	586
Other	**(69)**	–
Balance, end of period	**12,849**	11,471

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

COMMON SHARES

	June 30, 2004		June 30, 2003	
(thousand)	**Number of Shares**	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised	**289**	**1,330**	229	826
Stock-based compensation recognized	**–**	**38**	–	–
Balance, end of period	**18,281**	**43,568**	17,866	41,823

A summary of the status of the Company's stock option plan as at June 30, 2004 and 2003, and changes during the six months ended on those dates is presented below:

STOCK OPTIONS

	June 30, 2004		June 30, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price ($)**	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	415	9.32
Exercised	**(289)**	**4.60**	(229)	3.62
Cancelled	**(9)**	**9.61**	(17)	9.30
Outstanding at end of period	**1,429**	**10.22**	1,384	6.55
Options exercisable at period end	**696**	**6.94**	968	5.38

STOCK-BASED COMPENSATION

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

In the fourth quarter of 2003, the Company recognized the entire $0.26 million of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet. This expense has not been allocated over the prior quarters.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the six months ended June 30, 2003, would be reduced by $0.20 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 six month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

	Three months ended June 30		Six months ended June 30	
(thousand)	**2004**	2003	**2004**	2003
Basic	**18,257**	17,785	**18,208**	17,747
Diluted	**18,851**	18,296	**18,797**	18,268

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three months ended June 30		Six months ended June 30	
($ thousand)	**2004**	2003	**2004**	2003
Petroleum and Natural Gas Revenue				
Canada	**27,379**	21,408	**51,748**	47,780
United States	**3,580**	2,790	**6,915**	5,611
Total	**30,959**	24,198	**58,663**	53,391
Net Capital Expenditures				
Canada	**5,976**	2,914	**15,434**	9,719
United States	**1,632**	5,189	**1,942**	5,241
Total	**7,608**	8,103	**17,376**	14,960
Total Assets*				
Canada			**164,209**	142,861
United States			**25,594**	23,122
Total			**189,803**	165,983

* Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30	
($ thousand)	**2004**	2003	**2004**	2003
Cash interest paid	**34**	181	**108**	423
Cash taxes paid	**49**	154	**188**	268

8. FINANCIAL INSTRUMENTS

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at June 30, 2004 as follows:

	Volume	Rate	Price	Terms
Oil swaps	73,600 bbl	400 bbl/d	$28.78 US/bbl	Jul. 1/04–Dec. 31/04
	55,200 bbl	300 bbl/d	$54.05 Cdn/bbl	Jul. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
Oil collars	36,800 bbl	200 bbl/d	$24.00 US/bbl Put	Jul. 1/04–Dec. 31/04
			$27.80 US/bbl Call	
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put	Jan. 1/05–Jun. 30/05
			$54.50 Cdn/bbl Call	
Natural gas swaps	738,000 gj	6,000 gj/d	$5.92/gj	Jul. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
Natural gas collars	246,000 gj	2,000 gj/d	$5.00/gj Put	Jul. 1/04–Oct. 31/04
			$6.85/gj Call	
	604,000 gj	4,000 gj/d	$6.75/gj Put	Nov. 1/04–Mar. 31/05
			$9.68/gj Call	
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

At June 30, 2004, the cost to settle the above contracts would have been approximately $1.75 million.

9. SUBSEQUENT EVENT

On May 17, 2004, the Company announced a reorganization initiative that would result in its conversion to an income trust, Zargon Energy Trust, through the exchange of trust units and/or exchangeable shares for all outstanding common shares. Zargon Energy Trust will make monthly cash distributions to investors while retaining sufficient cash flow for capital expenditures. The reorganization was subject to certain conditions including the approval of the Company's shareholders, court approval, and applicable regulatory approvals. A special meeting of shareholders was held on July 15, 2004, at which time the proposed reorganization was approved. An information circular containing details of the proposed reorganization and Plan of Arrangement dated June 18, 2004 was mailed out to shareholders on June 21, 2004.

10. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

OFFICERS

John O. McCutcheon
Chairman

Craig H. Hansen
President and Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbols:

- prior to trust conversion
  ZAR – common shares
- subsequent to trust conversion
  ZAR.UN – trust units
  ZOG.B – exchangeable shares

TRANSFER AGENT

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

HEAD OFFICE

700, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

WEBSITE

www.zargon.ca

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of August 12, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS



Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003. In the MD&A, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

Non-GAAP Measurements: The MD&A contains the term "cash flow from operations" ("cash flow") which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Zargon's determination of cash flow from operations may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the consolidated financial statements. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to repay debt and to fund future growth through capital investment. Cash flow from operations per share is calculated using the diluted weighted average number of shares for the period.

This MD&A has been prepared as of August 12, 2004.

FINANCIAL ANALYSIS

With commodity prices maintaining historically high levels and production volumes averaging 12 percent above the comparative 2003 six-month period, Zargon reported strong gains in petroleum and natural gas revenue in the 2004 second quarter and throughout the 2004 first half. The largest contributing factor was the increasing strength in oil prices received which averaged $44.32 per barrel before hedges in second quarter 2004 compared to $34.26 in the 2003 second quarter and $39.96 in the preceding quarter, gains of 29 percent and 11 percent respectively. Natural gas prices also averaged a very strong $6.67 per thousand cubic feet before hedges in the second quarter and showed increases of two percent and seven percent, respectively, over the 2003 second quarter and the preceding quarter levels. With higher prices and production volumes, second quarter 2004 revenues of $30.96 million were 28 percent higher than the 2003 second quarter and 12 percent higher than the preceding quarter levels.

Natural gas production volumes of 29.30 million cubic feet per day in the 2004 second quarter increased 28 percent over the 2003 second quarter levels and eight percent from the preceding quarter due to successful Alberta Plains (Jarrow) and West Central Alberta drilling programs. Oil and liquids production volumes have changed little in the past 12 months as capital programs have emphasized natural gas exploration. Also, in the second quarter field access for remedial oil well workovers was restricted due to spring wet field conditions and consequently second quarter oil volumes of 3,266 barrels per day showed a four percent and three percent decline when respectively compared to the prior year's second quarter and the preceding quarter.

Hedging losses in second quarter 2004 were $1.31 million compared to $0.47 million in the 2003 second quarter and $0.27 million in the preceding quarter. The primary driver for these losses was the record high oil prices recorded in the current quarter. Zargon's policy of hedging 20-35 percent of working interest production has been consistently followed throughout the year, but in the 2004 first quarter the oil hedge losses were partially offset by profitable gas hedges that expired on March 31, 2004.

Because our hedging strategy is designed to protect the Company against the extreme negative effects on cash flow from sudden falls in prices and revenues, upward price trends or spikes tend to produce overall hedge losses. An upward natural gas price spike in the 2003 first quarter brought about a net hedging loss of $2.22 million in the quarter and $2.70 million in the 2003 first half. A similarly sharp gain in oil pricing in 2004 is being sustained and has brought a hedging loss of $1.31 million in the second quarter and $1.58 million in the first half. If record high oil prices persist, further substantial hedging losses can be expected in the third quarter.

Royalties, inclusive of Alberta Royalty Tax Credit and Saskatchewan Resource Surcharge tracked the changes in gross revenue and totaled $6.89 million for the second quarter of 2004, an increase of 16 percent from the preceding quarter and 36 percent from $5.05 million in the 2003 second quarter. As a percentage of gross revenue, royalty rates have moved in a narrow range from 20.9 percent in the second quarter of 2003 to 21.4 percent in the first quarter of 2004 and 22.2 percent in the second quarter of 2004.

On a unit of production basis, production costs have shown a modest increase to $6.79 per barrel of equivalent in second quarter 2004 compared with $6.43 in the preceding quarter and $6.05 in second quarter 2003. Longer reporting periods tend to smooth out fluctuations and the 2004 first half cost of $6.61 per barrel of equivalent, showed a four percent increase from the $6.35 per barrel of equivalent reported in the first half of 2003. During the 2004 first half significantly higher costs on a per unit basis were recorded for third party gas processing fees, gas compression charges and gas processing chemicals. In 2003, Zargon had managed to deliver a significant cost improvement on a per unit basis over the prior years through the disposition of smaller, higher cost properties. During this current period of significantly increased industry-wide cost pressures, Zargon is attempting to maintain stable per unit operating costs through field-related cost containment programs.

Operating Netbacks

	2004		2003	
Six months ended June 30	**Oil and Liquids**	**Natural Gas**	Oil and Liquids	Natural Gas
	($/bbl)	**($/mcf)**	($/bbl)	($/mcf)
Production revenue	**42.11**	**6.47**	38.77	7.23
Hedging	**(2.34)**	**(0.03)**	(1.47)	(0.43)
Royalties	**(8.72)**	**(1.47)**	(7.36)	(1.65)
Production costs	**(9.53)**	**(0.76)**	(9.09)	(0.68)
Operating netbacks	**21.52**	**4.21**	20.85	4.47

Measured on a unit of production basis, general and administrative expenses remained steady at $1.34 per barrel of equivalent net of recoveries in both quarters of the first half of 2004. Comparative values are $1.28 per barrel of equivalent in the first half of 2003, $1.30 in all of 2003 and $1.49 in 2002. In the last two years, reductions in general and administrative costs on a per unit of production basis have been accomplished through increased production volumes, increased cost recoveries from expanded field capital programs and the disposition of some small, overhead-intensive properties. Looking forward, Zargon's now concluded reorganization into a Trust structure in combination with the industry-wide increased regulatory reporting requirements will generate additional upward general and administrative cost pressures on a per unit of production basis.

Expensing of stock-based compensation benefits in the consolidated statements of earnings began in the fourth quarter of 2003, which contained an adjustment for the entire 2003 year. Zargon calculates this non-cash expense using the Black-Scholes option-pricing model and it covers the earned portion of employee and director stock options during the reporting period. This expense was not recorded in first half 2003 but added $0.31 million or $0.21 per barrel of equivalent of expense in first half 2004.

Due to the high cash flows experienced since December 31, 2003, Zargon's bank debt plus working capital deficiency balance of $13.09 million has been replaced by a $3.08 million working capital surplus as of June 30, 2004. Coupled with an exceptionally low interest rate environment, interest charges have fallen steeply to $0.13 million in first half 2004 compared to $0.51 million in the first half of 2003. Subsequent to quarter-end, Zargon concluded a trust conversion by Plan of Arrangement and a Southeast Saskatchewan property purchase, which collectively have returned Zargon's bank debt plus working capital deficiency balance into the $12-$15 million range.

Zargon did not pay material current income taxes in the first half of 2004, but incurred $0.27 million of federal and provincial capital taxes, unchanged from the first half of 2003. Although not cash taxable in the first half of 2004, significant amounts of cash tax were forecast to be paid over the next few quarters if Zargon did not proceed with a corporate reorganization. With the now completed trust conversion, Zargon does not anticipate paying material cash taxes in the foreseeable future.

Corporate Netbacks

Six months ended June 30 ($/boe)	2004	2003
Petroleum and natural gas revenue	**40.20**	41.31
Hedging	**(1.09)**	(2.09)
Royalties	**(8.78)**	(8.74)
Production costs	**(6.61)**	(6.35)
Operating netbacks	**23.72**	24.13
General and administrative	**(1.34)**	(1.28)
Interest	**(0.09)**	(0.39)
Capital and current income taxes	**(0.19)**	(0.21)
Cash flow netbacks	**22.10**	22.25
Depletion and depreciation (note 1)	**(8.66)**	(6.51)
Accretion of asset retirement obligations (note 1)	**(0.36)**	(0.45)
Stock-based compensation	**(0.21)**	-
Unrealized foreign exchange	**(0.02)**	0.22
Future income taxes (note 1)	**(5.26)**	(3.26)
Net earnings	**7.59**	12.25

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

The second quarter 2004 depletion and depreciation unit expense of $8.66 per barrel of equivalent has remained roughly stable over the last three quarters, but is approximately one third higher than the charges booked in the first half of 2003. The large increase in per unit depletion and depreciation expenses was derived primarily from a December 31, 2003 year-over-year 14 percent reduction in the Company's proved reserves as evaluated under the new policies of National Instrument 51-101.

In 2003, the CICA approved a new Section 3110 (Asset Retirement Obligations) that effectively requires site restoration expense to be treated as a discounted future liability that is amortized over the useful life of the related assets. The liability accretes until the retirement obligations are settled. Zargon changed to this standard effective January 1, 2004 and the expense line formerly termed Site Restoration is now called Accretion of Asset Retirement Obligations. For the first half of 2004, the non-cash accretion expense is $0.53 million, 10 percent less than the $0.59 million of restated accretion charges now booked in the first half 2003.

The provision for future taxes of $3.67 million for the first quarter of 2004 represents an effective tax rate of 39.3 percent. Because of the very high commodity prices experienced in 2004, our utilization of tax pools is accelerating and the effective tax rate for the second quarter was increased to 41.3 percent, leading to a future tax provision of $4.01 million in the second quarter and $7.68 million for the first half, an effective tax rate of 40.4 percent. Comparisons with the 2003 periods are distorted by the significant one-time tax rate adjustment that was booked to future taxes in the 2003 second quarter.

Cash flow from operations in second quarter 2004 of $16.53 million (see note at the beginning of the MD&A section) was $0.79 million or five percent higher than the preceding quarter and $3.00 million or 22 percent higher than the 2003 second quarter. The 2004 first half cash flow of $32.26 million was 12 percent higher than the prior year's comparative period, which roughly matches the 12 percent gain in production volumes over the same six-month period. Reflecting excellent commodity prices in both the 2003 and 2004 six-month periods, Zargon's cash flow netback averaged a strong $22.10 per barrel of equivalent in the first half of 2004, essentially unchanged from the prior year's comparable period netback. Cash flow per diluted share showed similar gains with the 2004 second quarter cash flow of $0.88 per diluted share increasing five percent over the first quarter levels and the 2004 first half cash flow of $1.72 per diluted share improving 10 percent over the 2003 comparable period.

Net earnings of $5.54 million for the second quarter of 2004 were unchanged from the preceding quarter but 40 percent below the second quarter of 2003 which contained a large one-time adjustment for future taxes. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2004 period include increased depletion and depreciation, increased future taxes and stock-based compensation referred to above. Net earnings per diluted share were $0.30 and $0.29 respectively in the first and second 2004 quarters.

Capital Expenditures

Six months ended June 30 ($ million)	**2004**	2003
Undeveloped land	**1.85**	3.20
Geological and geophysical (seismic)	**2.36**	2.37
Drilling and completion of wells	**9.73**	4.79
Well equipment and facilities	**2.92**	2.53
Exploration and development	**16.86**	12.89
Property acquisitions	**0.79**	7.12
Property dispositions	**(0.27)**	(5.05)
Net property acquisitions	**0.52**	2.07
Total capital expenditures (net)	**17.38**	14.96

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures of $17.38 million in the first half of 2004 were 16 percent higher than in first half 2003 reflecting a very active field program of 23 gross (18.3 net) wells. Drilling and completion expenditures doubled from the previous year to $9.73 million while undeveloped land purchases fell 42 percent as Zargon reduced its land acquisition budget as Crown sales became increasingly more competitive and expensive. No material property acquisitions were completed in the first half of 2004, although a $10 million purchase of producing oil assets in the Weyburn area of Southeast Saskatchewan was closed on July 26, 2004. Cash flow from operations in the first half of $32.26 million and proceeds from the exercise of stock options of $1.33 million covered the capital program and applied $16.21 million to working capital and the repayment of bank debt. As of June 30, 2004, the Company had positive working capital of $3.08 million. Since June 30, Zargon has made a $10 million oil property acquisition and as part of the trust conversion process paid approximately $1.50 million of transaction fees and purchased all of the remaining employee and director stock options for an additional $7.88 million. Currently, with a bank debt plus working capital deficiency balance in the $12-$15 million range, Zargon continues to show a very strong balance sheet.

At August 12, 2004, Zargon Energy Trust has 14.87 million trust units and 3.66 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares, there would be 18.53 million trust units outstanding. Pursuant to the shareholder approved new employee incentive plan there are currently an additional 0.55 million trust unit incentive rights issued and outstanding.

Capital Sources

Six months ended June 30 ($ million)	**2004**	2003
Cash flow from operations	**32.26**	28.76
Changes in working capital and other	**(9.23)**	(0.82)
Change in bank indebtedness	**(6.98)**	(13.81)
Issuance of common shares	**1.33**	0.83
Total capital sources	**17.38**	14.96

CHANGES IN ACCOUNTING POLICIES

The following changes have been made to Zargon's accounting policies effective January 1, 2004.

Petroleum and Natural Gas Assets – Full Cost Accounting

The new CICA Guideline 16, "Oil and Gas Accounting - Full Cost" (AcG-16) is effective for fiscal years beginning on or after January 1, 2004. The most significant change between AcG-16 and the former guideline is that AcG-16 limits the carrying value of petroleum and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the former cost recovery ceiling test that used undiscounted cash flows, and constant prices, less general and administrative and financing costs. No write-down of the Company's petroleum and natural gas properties was required when the new guideline was adopted on January 1, 2004 or as at June 30, 2004.

Asset Retirement Obligations

The new CICA Section 3110, "Asset Retirement Obligations" requires liability recognition for retirement obligations associated with the Company's property, plant and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted on a unit of production basis over their useful lives. The liability accretes until the retirement obligations are settled. Section 3110 is effective for fiscal years beginning on or after January 1, 2004 on a retroactive basis with restatement of prior periods. The site restoration liability on the balance sheet at December 31, 2003 was replaced with a new "Asset Retirement Obligation" liability in the amount of $12.19 million on January 1, 2004.

OUTLOOK

Moving forward with a trust structure, Zargon continues to be well positioned with a very strong balance sheet, 405 thousand net acres of undeveloped land and a promising project inventory. Zargon and the industry are in a period of high commodity prices in a cycle that appears to have an unusually long life. Upward cost pressures are present in all sectors of our business and property acquisitions are at very high price levels. Zargon intends to continue with the disciplined capital spending approach that has served us well to date while distributing approximately half of our cash flows to our equity holders. We will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions if and when they become available.

($ million, except per share amounts)

Quarter	Net Earnings (note 1)	Earnings/ Diluted Share (note 1)	Cash Flow	Cash Flow/ Diluted Share	Petroleum and Natural Gas Revenue	Total Assets (note 1)	Bank Debt
2004 Q2	$5.54	$0.29	$16.53	$0.88	$30.96	$189.80	-
2004 Q1	$5.54	$0.30	$15.73	$0.84	$27.70	$186.18	$3.68
2003 Q4	$4.10	$0.22	$13.24	$0.72	$24.51	$181.05	$6.98
2003 Q3	$4.44	$0.24	$12.34	$0.67	$23.76	$172.81	$8.92
2003 Q2	$9.17	$0.50	$13.53	$0.74	$24.20	$165.98	$11.47

Note 1: Comparative period numbers reflect retroactive restatements due to a change in accounting policy.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
August 12, 2004

ZARGON OIL & GAS LTD.

CONSOLIDATED BALANCE SHEETS

($ thousand)	**June 30, 2004**	December 31, 2003
	(unaudited)	(restated - note 2)
ASSETS		
Current		
Cash	**1,205**	-
Accounts receivable	**14,222**	12,183
Prepaid expenses and deposits	**1,496**	980
	16,923	13,163
Property and equipment, net	**172,880**	167,888
	189,803	181,051
LIABILITIES		
Current		
Bank indebtedness	-	6,978
Accounts payable and accrued liabilities	**13,846**	19,277
	13,846	26,255
Asset retirement obligations (notes 2 and 3)	**12,849**	12,194
Future income taxes	**37,919**	30,133
	64,614	68,582
SHAREHOLDERS' EQUITY		
Share capital (note 4)	**43,568**	42,200
Contributed surplus	**535**	264
Retained earnings	**81,086**	70,005
	125,189	112,469
	189,803	181,051

See accompanying notes

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)	Three Months Ended June 30, **2004**	2003	Six Months Ended June 30, **2004**	2003
($ thousand, except per share amounts)		(restated – note 2)		(restated – note 2)
Revenue				
Petroleum and natural gas revenue	**30,959**	24,198	**58,663**	53,391
Hedging (note 8)	**(1,310)**	(473)	**(1,583)**	(2,696)
Royalties	**(6,886)**	(5,052)	**(12,809)**	(11,296)
	22,763	18,673	**44,271**	39,399
Expenses				
Production	**5,036**	3,976	**9,651**	8,206
General and administrative	**996**	766	**1,958**	1,654
Stock-based compensation (note 4)	**218**	-	**309**	-
Interest	**49**	247	**134**	509
Foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Accretion of asset retirement obligations (notes 2 and 3)	**266**	293	**525**	586
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
	13,052	9,280	**25,240**	19,094
Earnings before income taxes	**9,711**	9,393	**19,031**	20,305
Income taxes				
Future	**4,013**	72	**7,680**	4,219
Current	**156**	154	**270**	268
	4,169	226	**7,950**	4,487
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Retained earnings, beginning of period				
As previously reported	**75,544**	52,335	**70,125**	45,598
Change in accounting policies (note 2)	**-**	(40)	**(120)**	46
As restated	**75,544**	52,295	**70,005**	45,644
Retained earnings, end of period	**81,086**	61,462	**81,086**	61,462
Earnings per common share (note 5)				
Basic	**0.30**	0.52	**0.61**	0.89
Diluted	**0.29**	0.50	**0.59**	0.87

See accompanying notes

ZARGON OIL & GAS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousand)	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003 (restated – note 2)	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003 (restated – note 2)
Operating activities				
Net earnings for the period	**5,542**	9,167	**11,081**	15,818
Add (deduct) non-cash items:				
Depletion and depreciation	**6,422**	4,277	**12,639**	8,418
Accretion of asset retirement obligations	**266**	293	**525**	586
Stock-based compensation	**218**	-	**309**	-
Unrealized foreign exchange (gain) loss	**65**	(279)	**24**	(279)
Future income taxes	**4,013**	72	**7,680**	4,219
Cash flow from operations	**16,526**	13,530	**32,258**	28,762
Asset retirement expenditures	**(14)**	(21)	**(56)**	(51)
Changes in non-cash working capital	**(2,898)**	3,057	**(3,210)**	1,159
	13,614	16,566	**28,992**	29,870
Financing activities				
Repayment of bank indebtedness	**(3,675)**	(9,303)	**(6,978)**	(13,805)
Exercise of stock options	**336**	549	**1,330**	826
	(3,339)	(8,754)	**(5,648)**	(12,979)
Investing activities				
Additions to property and equipment	**(7,883)**	(13,123)	**(17,651)**	(20,005)
Proceeds on disposal of property and equipment	**275**	5,020	**275**	5,045
Changes in non-cash working capital	**(1,462)**	291	**(4,763)**	(1,931)
	(9,070)	(7,812)	**(22,139)**	(16,891)
Change in cash	**1,205**	-	**1,205**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**1,205**	-	**1,205**	-

See accompanying notes

ZARGON OIL & GAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2004 and 2003 (unaudited)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Oil & Gas Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting

On January 1, 2004, the Company adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new guideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligations

On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The effect of this change on the consolidated balance sheet as of January 1, 2004 is an increase in net capital assets of $5.98 million, recognition of an asset retirement obligation liability of $12.19 million, elimination of the site restoration liability of $6.03 million, recognition of a future tax recovery of $0.06 million, and a decrease to retained earnings of $0.12 million. The impact on net earnings and per share amounts for the three and six months ended June 30, 2004 and 2003 is negligible as a result of adopting this new policy.

3. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company's net working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be $12.19 million as at January 1, 2004 based on a total future liability of $50.85 million. These payments are expected to be made over the next 32 years with the majority of the costs not being incurred until after 2012. The Company used a credit adjusted risk-free rate of 8.5 percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Company's asset retirement obligation:

Six months ended June 30 ($ thousand)	**2004**	2003
Balance, beginning of year	**12,194**	10,560
Liabilities incurred	**255**	376
Liabilities settled	**(56)**	(51)
Accretion expense	**525**	586
Other	**(69)**	-
Balance, end of period	**12,849**	11,471

4. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value and an unlimited number of first preferred shares and second preferred shares.

Common Shares

(thousand)	**June 30, 2004**		June 30, 2003	
	Number of Shares	**Amount ($)**	Number of Shares	Amount ($)
Shares issued				
Balance, beginning of year	**17,992**	**42,200**	17,637	40,997
Stock options exercised	**289**	**1,330**	229	826
Stock-based compensation recognized	**-**	**38**	-	-
Balance, end of period	**18,281**	**43,568**	17,866	41,823

A summary of the status of the Company's stock option plan as at June 30, 2004 and 2003, and changes during the six months ended on those dates is presented below:

Stock Options

	June 30, 2004		June 30, 2003	
	Number of Shares (thousand)	**Weighted Average Exercise Price** ($)	Number of Shares (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of year	**1,297**	**7.05**	1,215	5.10
Granted	**430**	**16.00**	415	9.32
Exercised	**(289)**	**4.60**	(229)	3.62
Cancelled	**(9)**	**9.61**	(17)	9.30
Outstanding at end of period	**1,429**	**10.22**	1,384	6.55
Options exercisable at period end	**696**	**6.94**	968	5.38

Stock-Based Compensation

The Company calculated the value of stock-based compensation using a Black-Scholes option-pricing model to estimate the fair value of stock options at the date of grant.

Compensation expense for options granted is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option.

The assumptions made for the options granted in 2004 include a volatility factor of expected market price of 26.30 percent, a weighted average risk-free interest rate of 3.33 percent, no dividend yield and a weighted average expected life of options of four years.

In the fourth quarter of 2003, the Company recognized the entire $0.26 million of compensation expense for options granted during 2003 with a corresponding increase to contributed surplus on the Company's consolidated balance sheet. This expense has not been allocated over the prior quarters.

For purposes of pro forma disclosures relating to 2002 stock option grants, the Company's net earnings for the six months ended June 30, 2003, would be reduced by $0.20 million. Basic and diluted earnings per share figures would have both been reduced by $0.01 for the 2003 six month period. There is no effect in 2004 pertaining to 2002 stock option grants because the options were fully vested prior to 2004.

5. WEIGHTED AVERAGE NUMBER OF COMMON SHARES

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousand)	**2004**	2003	**2004**	2003
Basic	**18,257**	17,785	**18,208**	17,747
Diluted	**18,851**	18,296	**18,797**	18,268

6. SEGMENTED INFORMATION

The Company's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Petroleum and Natural Gas Revenue				
Canada	**27,379**	21,408	**51,748**	47,780
United States	**3,580**	2,790	**6,915**	5,611
Total	**30,959**	24,198	**58,663**	53,391
Net Capital Expenditures				
Canada	**5,976**	2,914	**15,434**	9,719
United States	**1,632**	5,189	**1,942**	5,241
Total	**7,608**	8,103	**17,376**	14,960
Total Assets*				
Canada			**164,209**	142,861
United States			**25,594**	23,122
Total			**189,803**	165,983

* Total asset amounts from the prior year have been reclassified in part from Canada to the US for consistency with the current year presentation.

7. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Cash interest paid	**34**	181	**108**	423
Cash taxes paid	**49**	154	**188**	268

8. FINANCIAL INSTRUMENTS

The Company is a party to certain off-balance sheet derivative financial instruments that have fixed the price of a portion of its oil and natural gas production. The Company enters into these contracts for hedging purposes only, in order to protect a portion of its future Canadian cash flow from the volatility of oil and natural gas commodity prices.

The Company has outstanding contracts at June 30, 2004 as follows:

	Volume	Rate	Price	Term
Oil swaps	73,600 bbl	400 bbl/d	$28.78 US/bbl	Jul. 1/04–Dec. 31/04
	55,200 bbl	300 bbl/d	$54.05 Cdn/bbl	Jul. 1/04–Dec. 31/04
	27,000 bbl	300 bbl/d	$35.45 US/bbl	Jan. 1/05–Mar. 31/05
Oil collars	36,800 bbl	200 bbl/d	$24.00 US/bbl Put $27.80 US/bbl Call	Jul. 1/04–Dec. 31/04
	54,300 bbl	300 bbl/d	$43.50 Cdn/bbl Put $54.50 Cdn/bbl Call	Jan. 1/05–Jun. 30/05
Natural gas swaps	738,000 gj	6,000 gj/d	$5.92/gj	Jul. 1/04–Oct. 31/04
	302,000 gj	2,000 gj/d	$6.27/gj	Nov. 1/04–Mar. 31/05
Natural gas collars	246,000 gj	2,000 gj/d	$5.00/gj Put $6.85/gj Call	Jul. 1/04–Oct. 31/04
	604,000 gj	4,000 gj/d	$6.75/gj Put $9.68/gj Call	Nov. 1/04–Mar. 31/05
Natural gas put	428,000 gj	2,000 gj/d	$5.10/gj	Apr. 01/05-Oct. 31/05

At June 30, 2004, the cost to settle the above contracts would have been approximately $1.75 million.

9. SUBSEQUENT EVENT

On May 17, 2004, the Company announced a reorganization initiative that would result in its conversion to an income trust, Zargon Energy Trust, through the exchange of trust units and/or exchangeable shares for all outstanding common shares. Zargon Energy Trust will make monthly cash distributions to investors while retaining sufficient cash flow for capital expenditures. The reorganization was subject to certain conditions including the approval of the Company's shareholders, court approval, and applicable regulatory approvals. A special meeting of shareholders was held on July 15, 2004, at which time the proposed reorganization was approved. An information circular containing details of the proposed reorganization and Plan of Arrangement dated June 18, 2004 was mailed out to shareholders on June 21, 2004.

10. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's financial statement presentation.

ZARGON OIL AND GAS LTD.

Corporate Information

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison
Oakville, Ontario

H. Earl Joudrie
Toronto, Ontario

Kyle D. Kitagawa
Calgary, Alberta

John O. McCutcheon
Vancouver, British Columbia

Jim Peplinski
Calgary, Alberta

Byron J. Seaman
Calgary, Alberta

J. Graham Weir
Calgary, Alberta

William J. Whelan
Calgary, Alberta

Grant A. Zawalsky
Calgary, Alberta

Officers

John O. McCutcheon
Chairman

Craig H. Hansen
President and
Chief Executive Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbols:
-prior to trust conversion
ZAR - common shares
-subsequent to trust conversion
ZAR.UN - trust units
ZOG.B – exchangeable shares

Transfer Agent

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Phone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of August 12, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



ZARGON

OIL & GAS LTD.



2004 SECOND QUARTER REPORT

CORPORATE HIGHLIGHTS

Zargon Oil & Gas Ltd. is pleased to announce financial and operating results for the six months ended June 30, 2004, the final period in which the Company operated in its historical corporate format as a junior oil and gas company. On July 15, 2004, the securityholders of Zargon Oil & Gas Ltd. voted overwhelmingly in favour of a Plan of Arrangement that reorganized the Company into a sustainable energy trust, named Zargon Energy Trust, with the announced intention of distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders.

Buoyed by high commodity prices and record production volumes, Zargon delivered very strong financial results in the 2004 second quarter. Second quarter 2004 revenues of $30.96 million were 28 percent above the comparative prior year period and 12 percent above the 2004 first quarter. Second quarter 2004 cash flow from operations of $16.53 million ($0.88 per diluted share) was 22 percent above the 2003 second quarter and five percent above the preceding quarter levels. Second quarter 2004 net earnings of $5.54 million ($0.29 per diluted share) were three percent below the preceding quarter and well below the 2003 second quarter which contained a large one-time adjustment relating to legislated changes in future federal tax rates.

Average production in the second quarter of 2004 of 8,150 barrels of equivalent per day was 13 percent higher than the 2003 second quarter levels and three percent higher than the preceding quarter. On a per share basis, second quarter production also showed a ten percent year-over-year increase and a three percent increase over the preceding quarter. Natural gas production rates of 29.30 million cubic feet per day rose a strong 28 percent over the comparative prior year period due to successful exploration and development drilling programs at our West Central Alberta and Alberta Plains (Jarrow) gas properties. When compared to the prior year's quarter and the preceding quarter, the 2004 second quarter oil and liquids production declined four and three percent respectively, due to spring break-up field access issues, the impact of limited capital program allocations in recent months and the lack of any material property acquisitions. Net capital expenditures in the 2004 first half of $17.38 million were 16 percent higher than the same prior year period and were mostly expended on drilling 23 gross (18.3 net) wells. Land purchases at Crown sales continued at a reduced rate and no significant property acquisitions occurred until after June 30. Consequently, the first half capital expenditures were only 54 percent of cash flow from operations, a level roughly consistent with the new Trust policies. With cash flows significantly exceeding capital programs, Zargon was able to eliminate its bank debt and move to a positive working capital position of $3.08 million at June 30, 2004.

(unaudited)	Three Months Ended June 30, 2004	2003	Percent Change	Six Months Ended June 30, 2004	2003	Percent Change
FINANCIAL						
Income and Investments ($ million)						
Petroleum and natural gas revenue	**31.0**	24.2	28	**58.7**	53.4	10
Cash flow from operations	**16.5**	13.5	22	**32.3**	28.8	12
Net earnings (note 1)	**5.5**	9.2	(40)	**11.1**	15.8	(30)
Net capital expenditures	**7.6**	8.1	(6)	**17.4**	15.0	16
Per Common Share, Diluted						
Cash flow from operations ($/share)	**0.88**	0.74	19	**1.72**	1.57	10
Net earnings ($/share) (note 1)	**0.29**	0.50	(42)	**0.59**	0.87	(32)
Balance Sheet at Period End ($ million)						
Property and equipment, net (note 1)				**172.9**	153.8	12
Bank indebtedness				**0.0**	11.5	(100)
Shareholders' equity (note 1)				**125.2**	103.3	21
Shares Outstanding at Period End (million)				**18.28**	17.87	2

(unaudited)	Three Months Ended June 30, 2004	2003	Percent Change	Six Months Ended June 30, 2004	2003	Percent Change
OPERATIONS						
Average Daily Production						
Oil and liquids (bbl/d)	**3,266**	3,407	(4)	**3,310**	3,233	2
Natural gas (mmcf/d)	**29.30**	22.89	28	**28.25**	23.45	20
Equivalent (boe/d) (note 2)	**8,150**	7,222	13	**8,019**	7,142	12
Equivalent per million shares (boe/d) (note 2)	**446**	406	10	**440**	402	9
Average Selling Price (before hedges)						
Oil and liquids ($/bbl)	**44.32**	34.26	29	**42.11**	38.77	9
Natural gas ($/mcf)	**6.67**	6.52	2	**6.47**	7.23	(11)
Wells Drilled, Net	**8.4**	6.0	40	**18.3**	11.0	66
Undeveloped Land at Period End (thousand net acres)				**405**	348	16

Note 1: Comparative period numbers reflect retroactive restatement due to a change in accounting policy.

Note 2: The calculation of barrels of equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Average daily production per million shares uses the weighted average number of shares for the period.

PRODUCTION*

Natural gas production volumes have continued the growth progression that began in the first half of 2003, with rates reaching 28.25 million cubic feet per day in the 2004 first half, a 20 percent increase over the comparative 2003 half. The major part of the increase has come from successful exploration initiatives in West Central Alberta with substantial new volumes coming from the Highvale, Pembina and Peace River Arch properties. The continuing exploration and development program in Zargon's principal gas property of Jarrow in the Alberta Plains has been successful in maintaining production volumes and on occasion providing a modest amount of growth. During the second quarter, good production additions at Jarrow, Pembina and Hamelin Creek (Peace River Arch) brought the average daily rate to 29.30 million cubic feet per day and the exit rate at June 30 to better than 30 million cubic feet per day.

Oil and liquid production of 3,310 barrels per day in first half 2004 provided a two percent gain over the comparable period last year. During the last 12 months, Zargon has drilled only 6.9 net oil wells as capital programs have concentrated on natural gas exploration. Second quarter oil and liquid production was also held back by the annual access related challenges of the spring break-up season. Without any material acquisitions, the modest oil production drilling additions were challenged to offset the natural production declines. Going forward, Zargon plans to increase oil exploitation drilling programs and when appropriate, oil related acquisitions that will continue to build Zargon's production base of exploitable long-life, shallow-decline waterflood Williston Basin properties in Southeast Saskatchewan and North Dakota.

EXPLORATION AND EXPLOITATION*

During the 2004 second quarter, Zargon drilled 11 gross wells (8.4 net) that delivered 6.4 net natural gas wells, 1.0 net oil well and 1.0 net dry hole for an 88 percent success ratio. Of the gas wells, two were earning wells drilled in support of Zargon's farm-in on the extensive lands held by K2 Energy Corp. on the Blackfeet reservation in Montana. These two exploration wells have subsequently been completed and production tested with minor natural gas flows. The remaining gas wells included three wells in the Peace River Arch area of the West Central Alberta core area and four smaller participations in non-operated wells in Alberta. The extensive summer drilling program planned for Jarrow did not get underway until after June 30. The oil well was a successful vertical development well at our Pinto, Saskatchewan property. For the first half, Zargon drilled 18.3 net wells resulting in 13.3 net gas wells, 2.0 net oil wells and 3.0 net dry holes.

An extensive summer drilling program is currently underway with wells planned for Jarrow and Hamilton Lake in the Alberta Plains, at Highvale, Judy Creek and Pembina in West Central Alberta, at Hamelin Creek, Progress and Valhalla in the Peace River Arch plus three Williston Basin locations, two of which are at Haas, North Dakota. Since quarter-end, six operated and one non-operated wells have been drilled in Jarrow with good success plus three wells in the Peace River Arch that are in the process of being evaluated. A further 15 operated locations have been approved for drilling in the remainder of the year and we continue to budget a total of 41 net wells for the 2004 drilling program of which the majority will be directed to natural gas exploration.

Because of very competitive bidding and accompanying expensive price levels at Crown sales, Zargon has been increasingly selective with its Crown land purchases. Undeveloped land inventories have however been maintained at 404,700 net acres as of June 30 and provide an excellent base for continued natural gas exploration.

ACQUISITIONS / DISPOSITIONS

Although Zargon has historically acquired both producing properties and undeveloped land on a regular basis, no significant property acquisition expenditures were made in the first half of 2004 and purchases at Crown land sales were substantially reduced. The Canadian property acquisition market has been and continues to be extremely competitive and we have found it difficult to find acquisitions that meet our value expectations. However, subsequent to quarter-end we did acquire a portfolio of operated producing oil property interests in the Weyburn area of Southeast Saskatchewan from a group of private companies. These properties, which include operated interests in six small Units, integrate well with our existing properties and are interpreted to hold significant exploitation potential in terms of waterflood enhancements or expansions. The purchase was closed on July 26 for approximately $10 million and brought an additional 250 barrels per day of oil production to Zargon.

REORGANIZATION TO ZARGON ENERGY TRUST*

At a special meeting of the securityholders of Zargon Oil & Gas Ltd. held on July 15, 2004, overwhelming approval was given to a resolution in favour of a Plan of Arrangement reorganizing the Company into Zargon Energy Trust. The Plan of Arrangement received court approval and also became effective on July 15, 2004.

The Trust will function by distributing approximately 50 percent of the cash flow from operations attributed to the outstanding unitholders. The Trust will seek to sustain production levels on a per trust unit basis through the reinvestment of the remaining cash flow from operations. These exploration and production (E&P) capital programs will continue to follow Zargon's successful complementary strategies of exploring for natural gas reserves and exploiting existing oil reservoirs. Property acquisition programs funded by bank debt or possibly equity issues will continue to be sought to provide per unit production growth, but only on a value added opportunistic basis.

Several important advantages become available through this reorganization. A capital structure has been created to allocate cash flow efficiently between oil and gas reinvestment and distributions to unitholders in widely varying commodity price environments. Zargon's management team remains essentially unchanged and the entrepreneurial environment that has fostered our success is preserved. Zargon's reserve base, undeveloped land holdings and our intellectual capital remain fully available to support ongoing operations and growth prospects. Overall the Company will operate much as before but in a tax-efficient structure.

GUIDANCE*

In the 2004 first quarter report, Zargon reduced its field related exploration and production (E&P) capital budget from $40 million to $35 million, and also removed the $5 million acquisition component of the budget due to uncertainties that appropriate value-added acquisitions could be sourced. To June 30, 2004, Zargon's E&P capital expenditures were $16.86 million and we are on track to successfully spend the budgeted $35 million of E&P capital expenditures for the year. In recognition of the July completion of the $10 million acquisition of Weyburn, Saskatchewan properties, Zargon's 2004 capital budget has now been increased to $45 million and is comprised of $35 million of E&P capital expenditures and $10 million of property acquisitions. The revised budget does not make an allowance for any further property acquisitions, although, should value added property or corporate acquisition opportunities become available (particularly in the Williston Basin), our unutilized bank lines will permit us to greatly expand the acquisition component of our budget.

In the May 17, 2004 press release announcing Zargon's reorganization into a sustainable energy trust, initial third quarter production guidance for the new trust was set at 8,400 barrels of equivalent per day comprised of 30 million cubic feet per day of natural gas and 3,400 barrels per day of oil and liquids, while post reorganization net debt levels were forecast to be about $12 million. With current production volumes slightly exceeding both of these natural gas and oil production rates and with net debt levels currently in the $12-$15 million range, Zargon is well underway to meet these initial trust targets.

The initial distribution of the Zargon Energy Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004. The initial distribution will be $0.14 per trust unit and the ex-distribution date is August 27, 2004. Given the current production volumes and forward price curves, it is anticipated that the $0.14 distribution rate can be maintained for the foreseeable future and the taxable component of these distributions will be essentially 100 percent. Currently there are 14.87 million trust units outstanding and an additional 3.66 million exchangeable shares outstanding. After giving effect to the conversion privileges of the exchangeable shares, a total of 18.53 million trust units would be outstanding.

* Please see comments on "*Forward-Looking Statements*" on the last page of this report.

ZARGON ENERGY TRUST

AUGUST 3, 2004 PRESS RELEASE

ZARGON ENERGY TRUST ANNOUNCES SERIES A EXCHANGEABLE SHARES TO BE LISTED AND POSTED FOR TRADING ON WEDNESDAY, AUGUST 4, 2004

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon or the Trust") is pleased to announce that the series A exchangeable shares of its subsidiary, Zargon Oil & Gas Ltd., will commence trading on the Toronto Stock Exchange on Wednesday, August 4, 2004 under the symbol ZOG.B.

An aggregate of 3.660 million exchangeable shares were issued pursuant to Zargon's recently completed trust reorganization. Each exchangeable share can be exchanged for one trust unit of the Trust, subject to adjustment.

Zargon Energy Trust is a sustainable energy trust, with oil and natural gas operations in the Canadian provinces of Alberta, Saskatchewan and Manitoba, plus the US states of North Dakota and Montana. The Trust functions by sustaining current production levels on a per trust unit basis with the reinvestment of approximately half of its operating cash flow while distributing the other half to unitholders. The Trust will continue to seek growth on an opportunistic basis, through natural gas exploration and oil reservoir exploitation.

Based in Calgary, Alberta, Zargon's trust units (ZAR.UN) trade on the Toronto Stock Exchange. There are currently 14.865 million trust units outstanding. After giving effect to the conversion privilege of the exchangeable shares there would be a total of 18.525 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

C.H. Hansen
President and Chief Executive Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Zargon Oil & Gas Ltd. ("Zargon")
   700, 333 – 5th Avenue S.W.
   Calgary, Alberta T2P 3B6

2. **Date of Material Change**

   July 15, 2004

3. **News Release**

   A press release, attached hereto as Schedule "A", disclosing the details outlined in this Material Change Report was issued by CCN Matthews from Calgary, Alberta on July 15, 2004 and disseminated through the facilities of CCN Matthews and would have been received by the securities commissions where Zargon is a "reporting issuer" and the stock exchange on which the securities of Zargon are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change**

   On July 15, 2004, Zargon and Zargon Energy Trust (the "Trust") announced the successful completion of the reorganization of Zargon into the Trust.

5. **Full Description of Material Change**

   See the attached press release.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   For further information, please contact Craig H. Hansen, President and Chief Executive Officer, Phone: (403) 264-9992; Fax: (403) 265-3026.

9. **Date of Report**

   July 15, 2004, the City of Calgary, in the Province of Alberta.

(signed) "*Craig H. Hansen*"
Craig H. Hansen
President and Chief Executive Officer
Zargon Oil & Gas Ltd.

cc: Toronto Stock Exchange

SCHEDULE "A"

FOR IMMEDIATE RELEASE: July 15, 2004

TSX SYMBOL: ZAR

ZARGON OIL & GAS LTD. ANNOUNCES COMPLETION OF TRUST REORGANIZATION

CALGARY, ALBERTA – Zargon Oil & Gas Ltd. ("Zargon") is pleased to announce that it has received overwhelming shareholder and optionholder approval, for the proposed trust reorganization, at the special meeting of securityholders held July 15, 2004. Shareholders and optionholders voted 99.9% in favor of the arrangement resolution. Zargon received final court approval for the plan of arrangement (the "Plan") and the Plan became effective on July 15, 2004. It is expected that the trust units will commence trading on or about July 20, 2004 under the symbol ZAR.UN. The exchangeable shares are expected to commence trading shortly, under the symbol ZAR.B, upon the fulfillment of all of the listing requirements, including, but not limited to, the distribution requirements, of the Toronto Stock Exchange.

Pursuant to the Plan, shareholders received, at their election, one trust unit of Zargon Energy Trust (the "Trust") or one exchangeable share which is exchangeable for one trust unit of the Trust, subject to adjustment. Pursuant to the election forms received prior to the July 12, 2004 election deadline, an aggregate of 3.66 million exchangeable shares were issued pursuant to the Plan. As the number of exchangeable shares requested exceeded the 3.66 million exchangeable share maximum designated in the Plan, the number of exchangeable shares issued to shareholders will be prorated on the basis of 0.7044 of an exchangeable share for each common share of Zargon which has been deposited pursuant to the exchangeable share election, with shareholders receiving trust units of the Trust in lieu of exchangeable shares for the remainder of the common shares held. Pursuant to the Plan, no fractional exchangeable shares will be issued, with each registered shareholder receiving the nearest whole number of exchangeable shares. Shareholders who failed to properly complete and return the election form prior to July 12, 2004 will be deemed to have elected to receive trust units of the Trust. There are currently 14,864,531 trust units of the Trust outstanding and 3.66 million exchangeable shares outstanding.

The initial distribution of the Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004 and will be $0.14 per trust unit. The ex-distribution date is August 27, 2004.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

Zargon Oil & Gas Ltd.
Craig H. Hansen
President and Chief Executive Officer
Phone: (403) 264-9992
Fax: (403) 265-3026

FOR IMMEDIATE RELEASE: July 15, 2004

TSX SYMBOL: ZAR

ZARGON OIL & GAS LTD. ANNOUNCES COMPLETION OF TRUST REORGANIZATION

CALGARY, ALBERTA – Zargon Oil & Gas Ltd. ("Zargon") is pleased to announce that it has received overwhelming shareholder and optionholder approval, for the proposed trust reorganization, at the special meeting of securityholders held July 15, 2004. Shareholders and optionholders voted 99.9% in favor of the arrangement resolution. Zargon received final court approval for the plan of arrangement (the "Plan") and the Plan became effective on July 15, 2004. It is expected that the trust units will commence trading on or about July 20, 2004 under the symbol ZAR.UN. The exchangeable shares are expected to commence trading shortly, under the symbol ZAR.B, upon the fulfillment of all of the listing requirements, including, but not limited to, the distribution requirements, of the Toronto Stock Exchange.

Pursuant to the Plan, shareholders received, at their election, one trust unit of Zargon Energy Trust (the "Trust") or one exchangeable share which is exchangeable for one trust unit of the Trust, subject to adjustment. Pursuant to the election forms received prior to the July 12, 2004 election deadline, an aggregate of 3.66 million exchangeable shares were issued pursuant to the Plan. As the number of exchangeable shares requested exceeded the 3.66 million exchangeable share maximum designated in the Plan, the number of exchangeable shares issued to shareholders will be prorated on the basis of 0.7044 of an exchangeable share for each common share of Zargon which has been deposited pursuant to the exchangeable share election, with shareholders receiving trust units of the Trust in lieu of exchangeable shares for the remainder of the common shares held. Pursuant to the Plan, no fractional exchangeable shares will be issued, with each registered shareholder receiving the nearest whole number of exchangeable shares. Shareholders who failed to properly complete and return the election form prior to July 12, 2004 will be deemed to have elected to receive trust units of the Trust. There are currently 14,864,531 trust units of the Trust outstanding and 3.66 million exchangeable shares outstanding.

The initial distribution of the Trust will be paid on September 15, 2004 to unitholders of record on August 31, 2004 and will be $0.14 per trust unit. The ex-distribution date is August 27, 2004.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact:

Zargon Oil & Gas Ltd.
Craig H. Hansen
President and Chief Executive Officer
Phone: (403) 264-9992
Fax: (403) 265-3026